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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on December 6, 2016

Registration No. 333-214488

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to

Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CBOE Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	6200 (Primary Standard Industrial Classification Code Number)	20-5446972 (I.R.S. Employer Identification Number)

400 South LaSalle Street, Chicago, Illinois 60605
(312) 786-5600
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Joanne Moffic-Silver
Executive Vice President, General Counsel
and Corporate Secretary
CBOE Holdings, Inc.
400 South LaSalle Street
Chicago, Illinois 60605
(312) 786-5600
(Name, address, including zip code, and telephone number, including area code, of agent for service)

with copies to:
Thomas A. Cole Beth E. Peev Sidley Austin LLP One South Dearborn Street Chicago, Illinois 60603 (312) 853-7000	Eric Swanson Executive Vice President, General Counsel and Secretary Bats Global Markets, Inc. 8050 Marshall Drive, Suite 120 Lenexa, Kansas 66214 (913) 815-7000	Leonard Kreynin Lee Hochbaum Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale of the securities to the public:
As soon as reasonably practicable after the effectiveness of this Registration Statement and the completion of the merger described in the enclosed joint proxy statement/prospectus.

         If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

         Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

(Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

         If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

         Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

         Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be offered or sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This document shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY—SUBJECT TO COMPLETION—DATED DECEMBER 6, 2016

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Stockholders:

         CBOE Holdings, Inc. ("CBOE Holdings") and Bats Global Markets, Inc. ("Bats") have entered into an Agreement and Plan of Merger, dated as of September 25, 2016 (as amended from time to time, the "merger agreement"), providing, among other things, that, upon the terms and subject to the conditions set forth in the merger agreement, a wholly-owned subsidiary of CBOE Holdings will merge with and into Bats, with Bats surviving as a wholly-owned subsidiary of CBOE Holdings (the "merger").

         If the merger is completed, each share of voting or non-voting Bats common stock outstanding immediately prior to the effective time of the merger (other than shares held by CBOE Holdings, Bats or any of their respective subsidiaries, shares held by any holder of Bats common stock who is entitled to demand and properly demands appraisal of such shares under Delaware law and unvested restricted shares of Bats common stock granted under any Bats equity incentive plan) will convert into, at the election of the holder of such share, subject to proration and adjustment, either (i) mixed consideration consisting of $10.00 in cash and 0.3201 of a share of CBOE Holdings common stock, (ii) cash consideration consisting of an amount of cash equal to the sum, rounded to two decimal places, of (a) $10.00 plus (b) the product of 0.3201 of a share of CBOE Holdings common stock multiplied by the volume-weighted average price, rounded to four decimal places, of shares of CBOE Holdings common stock on the NASDAQ Stock Market LLC ("NASDAQ") for the ten consecutive trading day period ending on the second full trading day prior to the effective time of the merger (the "closing CBOE Holdings VWAP") or (iii) stock consideration consisting of a number of shares of CBOE Holdings common stock equal to the sum of (a) 0.3201 of a share of CBOE Holdings common stock and (b) the quotient, rounded to four decimal places, obtained by dividing $10.00 by the closing CBOE Holdings VWAP. Holders of Bats common stock who do not make an election will receive the mixed consideration described in clause (i) above.

         Based on the number of shares of CBOE Holdings common stock and Bats common stock outstanding on December 9, 2016, the record date for the two companies' special meetings of stockholders, CBOE Holdings expects to issue or reserve for issuance approximately [    •    ] million shares of CBOE Holdings common stock pursuant to the merger agreement (including shares of CBOE Holdings common stock issuable to Bats stockholders pursuant to the conversion of Bats stock options and Bats restricted shares). Based on these numbers, immediately following the completion of the merger, pre-existing CBOE Holdings stockholders and former Bats stockholders would own approximately [    •    ]% and [    •    ]% of the outstanding shares of CBOE Holdings common stock, respectively.

         CBOE Holdings common stock is traded on the NASDAQ Global Select Market under the trading symbol "CBOE." On [    •    ], 2016, CBOE Holdings common stock closed at $[    •    ] per share as reported by NASDAQ.

         The completion of the merger is subject to conditions, including CBOE Holdings stockholders approving the proposal to approve the issuance of shares of CBOE Holdings common stock pursuant to the merger agreement and Bats stockholders approving the proposal to adopt the merger agreement. The CBOE Holdings board of directors unanimously recommends that CBOE Holdings stockholders vote "FOR" the proposal to approve the issuance of shares of CBOE Holdings common stock pursuant to the merger agreement. The Bats board of directors unanimously recommends that holders of Bats voting common stock vote "FOR" the proposal to adopt the merger agreement.

         The proposals are being presented to the respective stockholders of each company at their special meetings. The dates, times and places of the meetings are as follows:

For CBOE Holdings stockholders:	For Bats stockholders:
January 17, 2017, 11:00 a.m., local time,	January 17, 2017, 11:00 a.m., local time,
on the fourth floor of the	at the corporate headquarters of Bats
Chicago Board Options Exchange, Incorporated	8050 Marshall Drive, Suite 120
400 South LaSalle Street	Lenexa, Kansas 66214
Chicago, Illinois 60605

         Your vote is very important.    Whether or not you plan to attend your company's special meeting, please take the time to vote by completing and mailing the enclosed proxy card or voting instruction card or, if the option is available to you, by submitting your proxy electronically over the Internet or by telephone.

         This joint proxy statement/prospectus contains important information about CBOE Holdings, Bats, the merger agreement, the proposed merger and the special meetings. We encourage you to read carefully this joint proxy statement/prospectus before voting, including the section entitled "Risk Factors" beginning on page 42.

Sincerely,

Edward T. Tilly	Chris Concannon
Chief Executive Officer	Chief Executive Officer and President
CBOE Holdings, Inc.	Bats Global Markets, Inc.

         Neither the Securities and Exchange Commission nor any state or provincial securities regulator has approved or disapproved of the proposed transactions described in this joint proxy statement/prospectus or the securities to be issued pursuant to the merger agreement or determined if the information contained in this joint proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

         This joint proxy statement/prospectus is dated [    •    ], 2016, and is being mailed to CBOE Holdings stockholders and Bats stockholders on or about [    •    ], 2016.

CBOE HOLDINGS, INC.
400 South LaSalle Street
Chicago, Illinois 60605

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON JANUARY 17, 2017

To the Stockholders of CBOE Holdings, Inc. ("CBOE Holdings"):

        CBOE Holdings will hold a special meeting of stockholders of CBOE Holdings on the fourth floor of the Chicago Board Options Exchange, Incorporated, at 400 South LaSalle Street, Chicago, Illinois, 60605, on January 17, 2017, at 11:00 a.m., local time, for the following purposes:

          1.     To consider and vote upon a proposal to approve the issuance of shares of CBOE Holdings common stock pursuant to the Agreement and Plan of Merger, dated as of September 25, 2016, by and among CBOE Holdings, two wholly-owned subsidiaries of CBOE Holdings and Bats Global Markets, Inc. (the "share issuance proposal").

          2.     To consider and vote upon a proposal to adjourn the special meeting, if necessary or appropriate, including to permit further solicitation of proxies in favor of the share issuance proposal if there are insufficient votes at the time of the special meeting to approve the share issuance proposal (the "CBOE Holdings meeting adjournment proposal").

          3.     To transact such other business as may properly come before the special meeting or any adjournments or postponements of the special meeting.

        The board of directors of CBOE Holdings (the "CBOE Holdings board") has fixed the close of business on December 9, 2016 as the record date for the determination of the stockholders of CBOE Holdings entitled to receive notice of and vote at the CBOE Holdings special meeting. Only CBOE Holdings stockholders of record at the close of business on the record date for the CBOE Holdings special meeting are entitled to notice of and to vote at the CBOE Holdings special meeting and any adjournments or postponements of the CBOE Holdings special meeting.

        The CBOE Holdings board unanimously recommends that you vote "FOR" the share issuance proposal and "FOR" the CBOE Holdings meeting adjournment proposal.

        Your vote is very important.    We cannot complete the merger described in this joint proxy statement/prospectus unless we receive the affirmative vote of the holders of at least a majority of the shares of common stock properly cast at the special meeting on the share issuance proposal. It is important that your shares be represented and voted whether or not you plan to attend the CBOE Holdings special meeting in person. Instructions regarding the different methods for voting your shares are provided under the section entitled "Questions and Answers about the Special Meetings of CBOE Holdings Stockholders and Bats Stockholders."

By Order of the Board of Directors,

Joanne Moffic-Silver
Executive Vice President,
General Counsel and Corporate Secretary
CBOE Holdings, Inc.

[    •    ], 2016

BATS GLOBAL MARKETS, INC.
8050 Marshall Drive, Suite 120
Lenexa, Kansas 66214

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON JANUARY 17, 2017

To the Stockholders of Bats Global Markets, Inc. ("Bats"):

        Bats will hold a special meeting of stockholders of Bats at the corporate headquarters of Bats, located at 8050 Marshall Drive, Suite 120, Lenexa, Kansas 66214, on January 17, 2017, at 11:00 a.m., local time, for the following purposes:

          1.     To consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of September 25, 2016 (as amended from time to time, the "merger agreement"), by and among CBOE Holdings, Inc. ("CBOE Holdings"), two wholly-owned subsidiaries of CBOE Holdings and Bats.

          2.     To consider and vote on a proposal to approve, by a non-binding advisory vote, certain compensation that may be paid or become payable to Bats' named executive officers that is based on or otherwise relates to the merger contemplated by the merger agreement (the "non-binding compensation advisory proposal").

          3.     To consider and vote upon a proposal to adjourn the special meeting, if necessary or appropriate, including to permit further solicitation of proxies in favor of the proposal to adopt the merger agreement if there are insufficient votes at the time of the special meeting to approve the proposal to adopt the merger agreement (the "Bats meeting adjournment proposal").

          4.     To transact such other business as may properly come before the special meeting or any adjournments or postponements of the special meeting.

        The board of directors of Bats (the "Bats board") has fixed the close of business on December 9, 2016 as the record date for the determination of the stockholders of Bats entitled to receive notice of the Bats special meeting. Only Bats stockholders of record at the close of business on the record date for the Bats special meeting are entitled to notice of the Bats special meeting and any adjournment or postponements of the Bats special meeting. Only holders of record of Bats voting common stock at the close of business on the record date for the Bats special meeting are entitled to vote at the Bats special meeting and any adjournment or postponements of the Bats special meeting.

        The Bats board unanimously recommends that holders of Bats voting common stock vote "FOR" the proposal to adopt the merger agreement, "FOR" the non-binding compensation advisory proposal and "FOR" the Bats meeting adjournment proposal.

        As holders of voting common stock, your vote is very important. Under Delaware law, we cannot complete the merger described in this joint proxy statement/prospectus unless the proposal to adopt the merger agreement receives the affirmative vote of the holders of at least a majority of the outstanding shares of Bats common stock entitled to vote on the proposal to adopt the merger agreement at the special meeting. If you abstain from voting or fail to vote, it will have the same effect as voting "AGAINST" the proposal to adopt the merger agreement. It is important that your shares be represented and voted whether or not you plan to attend the Bats special meeting in person. Instructions regarding the different methods for voting your shares are provided under the section entitled "Questions and Answers about the Special Meetings of CBOE Holdings Stockholders and Bats Stockholders."

By Order of the Board of Directors,

Eric Swanson Executive Vice President, General Counsel and Secretary Bats Global Markets, Inc.

[    •    ], 2016

i

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

        This joint proxy statement/prospectus contains certain statements regarding intentions, beliefs and expectations or predictions for the future of CBOE Holdings, Inc. ("CBOE Holdings") and/or Bats Global Markets, Inc. ("Bats," and collectively with CBOE Holdings, "we," "us," and "our"), which are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such statements include, without limitation, statements with respect to the anticipated effects of the proposed transaction, expectations with respect to the migration of trading technology and synergies, the proposed transaction's anticipated benefits to our customers and stockholders, the anticipated timing of the closing of the proposed transaction, plans with respect to the leadership of the combined company following the closing of the merger (as defined below), CBOE Holdings' intention to pay dividends, other anticipated benefits of the proposed transaction, future financial and operating results, and the plans, objectives, expectations and intentions with respect to the combined company. These statements are subject to a number of risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in, or implied by, these statements. You can identify these statements by the fact that they do not relate to matters of a strictly factual or historical nature and generally discuss or relate to forecasts, estimates or other expectations regarding future events. Generally, the words "believe," "expect," "intend," "estimate," "anticipate," "predict," "project," "potential," "continue," "plan," "seek," "may," "could," "should," "might," "will" and similar expressions identify forward-looking statements. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking.

        With respect to the proposed transaction, the risks, uncertainties and other factors that could cause actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, forward-looking statements include, without limitation:

  •
  failure of the combined company to realize all of the anticipated benefits of the transactions contemplated by the merger agreement (as defined on page 5) at all or in the anticipated timeframe;

  •
  a failure to integrate successfully or a material disruption in information technology systems;

  •
  failure to complete the merger if CBOE Holdings' financing for the merger (as defined on page 5) becomes unavailable;

  •
  changes to the anticipated terms of debt financing in connection with the merger;

  •
  a decrease CBOE Holdings' business flexibility in connection with the incurrence of indebtedness by CBOE Holdings to finance the merger;

  •
  increases to CBOE Holdings' borrowing costs due to a deterioration in its credit profile;

  •
  changes to the value of the merger consideration to be received by Bats stockholders pursuant to the merger agreement as a result of changes in the price of CBOE Holdings common stock;

  •
  failure of the combined company to manage its growth;

  •
  failure by the combined company to retain and motivate key employees;

  •
  inability of the combined company to retain and recruit qualified employees in sufficient numbers;

  •
  failure to receive regulatory clearances and approvals at all or within anticipated timeframes or the imposition by regulatory authorities of conditions that are not presently anticipated or that cannot be met;

  •
  changes to the board of directors and management of the combined company that may affect the strategy of the combined company as compared to that of CBOE Holdings and Bats;

  •
  failure by entities who are affiliates of Bats' significant stockholders to continue to generate revenue or provide liquidity and other services at current levels after the completion of the merger;

  •
  the potential impairment of the goodwill and intangible assets that the combined company will record;

  •
  effects on the market price of the common stock of the combined company of factors different from those affecting the market price for shares of Bats common stock or for shares of CBOE Holdings common stock;

  •
  the substantial reduction of the percentage ownership interests of pre-existing CBOE Holdings stockholders due to the issuance of shares of CBOE Holdings common stock to Bats stockholders pursuant to the merger agreement;

  •
  the effect of the merger agreement provisions that may discourage other companies from trying to acquire Bats for a value greater than the merger consideration or from trying to acquire CBOE Holdings;

  •
  failure to complete the merger could negatively impact the stock prices and future businesses and financial results of CBOE Holdings and Bats;

  •
  the fact that the combined company will indirectly hold 100% of the issued share capital and voting rights in Bats Trading Limited and its subsidiary, Chi-X Europe Limited and as a result, any person who holds, or has voting power with respect to, 10% or more of the outstanding shares of common stock of CBOE Holdings following the effective time of the merger, will be subject to certain regulatory requirements under United Kingdom law;

  •
  the significant transaction and integration costs that CBOE Holdings and Bats will incur in connection with the merger;

  •
  negative effects on the market price of CBOE Holdings common stock following the merger is not accretive and causes dilution to the combined company's earnings per share; and

  •
  legal proceedings that may be instituted against CBOE Holdings and Bats following announcement of the proposed transaction.

with respect to CBOE Holdings, Bats and the combined company, such risks, uncertainties and other factors include, among other things:

  •
  the loss of rights to exclusively list and trade certain index options and futures products;

  •
  economic, political and market conditions;

  •
  compliance with legal and regulatory obligations (and changes thereto), including obligations under agreements with regulatory agencies and potential conflicts between self-regulatory responsibilities and for-profit status;

  •
  increasing competition in the industries in which CBOE Holdings and Bats operate;

  •
  CBOE Holdings' and Bats' ability to operate their respective businesses without violating the intellectual property rights of others and the costs associated with protecting their respective intellectual property rights;

  •
  decreases in trading volumes or a shift in the mix of products traded on CBOE Holdings' or Bats' exchanges;

  •
  each of CBOE Holdings' and Bats' ability to accommodate trading volume and transaction traffic, including significant increases, without failure or degradation of performance of their respective systems;

  •
  CBOE Holdings' and Bats' ability to protect their respective systems and communication networks from security risks and breaches;

  •
  the ability to manage CBOE Holdings' and Bats' growth and strategic acquisitions or alliances effectively, including the ability to realize the anticipated benefits of past acquisitions;

  •
  the ability to adapt successfully to technological changes to meet customers' needs and developments in the marketplace;

  •
  the impact of legal and regulatory changes and proceedings, whether or not related to the proposed transaction;

  •
  increasing competition by foreign and domestic entities;

  •
  dependence on third-party service providers;

  •
  index providers' ability to perform under their agreements;

  •
  the ability to maintain access and market data fee revenues;

  •
  the ability of the companies' risk management methods to effectively monitor and manage risks; and

  •
  the ability to attract and retain skilled management and other personnel.

        Additional risks, uncertainties and other factors include those discussed under the heading "Risk Factors" and in documents incorporated by reference into this joint proxy statement/prospectus. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus or, in the case of documents incorporated by reference, as of the date of those documents. Neither CBOE Holdings nor Bats undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus.

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETINGS OF CBOE HOLDINGS STOCKHOLDERS AND BATS STOCKHOLDERS

        The following are some questions that you, as a stockholder of CBOE Holdings or a stockholder of Bats, may have regarding the special meeting of CBOE Holdings stockholders, which we refer to as the "CBOE Holdings special meeting," or the special meeting of Bats stockholders, which we refer to as the "Bats special meeting," and brief answers to those questions. For more detailed information about the matters discussed in these questions and answers, see "The CBOE Holdings Special Meeting" and "The Bats Special Meeting." CBOE Holdings and Bats encourage you to read carefully the remainder of this joint proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you with respect to the matters being considered at the CBOE Holdings special meeting or the Bats special meeting. Additional important information is also contained in the Annexes to and in the documents incorporated by reference into this joint proxy statement/prospectus.

Q:
Q:    Why am I receiving this joint proxy statement/prospectus?

A:
The CBOE Holdings and Bats boards of directors are using this joint proxy statement/prospectus to solicit proxies of CBOE Holdings stockholders and Bats stockholders pursuant to the Agreement and Plan of Merger, dated as of September 25, 2016 (as amended from time to time, the "merger agreement"), by and among CBOE Holdings, two wholly-owned subsidiaries of CBOE Holdings and Bats, providing, among other things, that, upon the terms and subject to the conditions set forth in the merger agreement, a wholly-owned subsidiary of CBOE Holdings will merge with and into Bats, with Bats surviving as a wholly-owned subsidiary of CBOE Holdings (the "merger"). The merger agreement also provides that, immediately following the effective time of the merger, Bats, as the surviving corporation in the merger, will merge with and into CBOE V, LLC ("Merger LLC") with Merger LLC surviving the subsequent merger (the "subsequent merger").

In addition, this joint proxy statement/prospectus is a prospectus for Bats stockholders because CBOE Holdings is offering shares of its common stock to be issued in exchange for shares of Bats common stock in the merger, at the election of Bats stockholders.

In order to complete the merger, CBOE Holdings stockholders must approve the issuance of new shares of CBOE Holdings common stock pursuant to the merger agreement and Bats stockholders must adopt the merger agreement.

CBOE Holdings and Bats will hold separate special meetings of stockholders to obtain these approvals. This joint proxy statement/prospectus contains important information about the merger agreement, the merger and the special meetings of the CBOE Holdings and Bats stockholders, and you should read it carefully. The enclosed voting materials allow you to vote your shares without attending your respective meeting in person.

Your vote is important. We encourage you to vote as soon as possible.

Q:
Q:    What are Bats stockholders entitled to receive in the merger?

A:
If the merger is completed, each share of voting or non-voting Bats common stock outstanding immediately prior to the effective time of the merger (other than shares held by CBOE Holdings, Bats or any of their respective subsidiaries, shares held by any holder of Bats common stock who is entitled to demand and properly demands appraisal of such shares under Delaware law and unvested restricted shares of Bats common stock granted under any Bats equity incentive plan, which are discussed under "The Merger—Interests of Directors and Executive Officers in the Merger—Bats Directors and Executive Officers—Treatment of Bats Equity Awards") will convert into, at the election of the holder of such share, subject to proration and adjustment, either

  (i) "mixed consideration," which consists of $10.00 in cash and 0.3201 of a share of CBOE Holdings common stock, (ii) "cash consideration," which consists of an amount of cash equal to the sum, rounded to two decimal places, of (a) $10.00 plus (b) the product of 0.3201 of a share of CBOE Holdings common stock multiplied by the volume-weighted average price, rounded to four decimal places, of shares of CBOE Holdings common stock on the NASDAQ Stock Market LLC ("NASDAQ") for the ten consecutive trading day period ending on the second full trading day prior to the effective time of the merger (the "closing CBOE Holdings VWAP") or (iii) "stock consideration," which consists of a number of shares of CBOE Holdings common stock equal to the sum of (a) 0.3201 of a share of CBOE Holdings common stock and (b) the quotient obtained by dividing $10.00 by the closing CBOE Holdings VWAP (such sum, the "exchange ratio"). Holders of voting and non-voting Bats common stock who do not make an election will receive the mixed consideration. The shares of CBOE Holdings common stock to be issued and cash payable upon conversion of shares of Bats common stock in the merger, and cash paid in lieu of the issuance of fractional shares of CBOE Common Stock, are referred to collectively as the "merger consideration."

Q:
Q:    When and where will the special meetings of the CBOE Holdings stockholders and Bats stockholders be held?

A:
The CBOE Holdings special meeting will take place on January 17, 2017, at 11:00 a.m., local time, on the fourth floor of the Chicago Board Options Exchange, Incorporated, at 400 South LaSalle Street, Chicago, Illinois, 60605.

The Bats special meeting will take place on January 17, 2017, at 11:00 a.m., local time, at the corporate headquarters of Bats: 8050 Marshall Drive, Suite 120, Lenexa, Kansas 66214.

Q:
Q:    What are CBOE Holdings stockholders voting to approve, and why is this approval necessary?

A:
CBOE Holdings stockholders are voting on a proposal to approve the issuance of shares of CBOE Holdings common stock pursuant to the merger agreement. The approval by CBOE Holdings stockholders of this proposal, which we refer to as the "share issuance proposal," is required by the listing requirements of NASDAQ, and is a condition to the completion of the merger. Based on the number of shares of Bats common stock and Bats equity awards expected to be outstanding as of the effective time of the merger, CBOE Holdings expects to issue up to approximately [    •    ] million shares of CBOE Holdings common stock pursuant to the merger agreement.

CBOE Holdings stockholders are also voting on a proposal to adjourn the CBOE Holdings special meeting, if necessary or appropriate, including to permit further solicitation of proxies in favor of the share issuance proposal if there are insufficient votes at the time of the special meeting to approve the share issuance proposal. The approval by CBOE Holdings stockholders of this proposal, which we refer to as the "CBOE Holdings meeting adjournment proposal," is not a condition to the completion of the merger.

Q:
What are Bats stockholders voting to approve and why is this approval necessary?

A:
The holders of Bats voting common stock are voting on a proposal to adopt the merger agreement. The approval by Bats stockholders of this proposal is required by Delaware law to complete the merger and is a condition to the completion of the merger.

Under Section 14A of the Exchange Act, which was enacted as part of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 ("Dodd-Frank"), Bats is required to provide its stockholders the opportunity to vote to approve, by a non-binding advisory vote, certain compensation that may be paid or become payable to Bats' named executive officers that is based on or otherwise relates to the merger. Accordingly, Bats stockholders are being provided with the opportunity to cast an advisory vote on such payments. The approval by Bats stockholders of this proposal, which we refer to as the "non-binding compensation advisory proposal," is not a condition to the completion of the merger.

  Bats stockholders are also voting on a proposal to adjourn the Bats special meeting, if necessary or appropriate, including to permit further solicitation of proxies in favor of the proposal to adopt the merger agreement if there are insufficient votes at the time of the special meeting to approve the proposal to adopt the merger agreement. The approval by Bats stockholders of this proposal, which we refer to as the "Bats meeting adjournment proposal," is not a condition to the completion of the merger.

Q:
Who can attend and vote at the special meetings?

A:
Only holders of record of CBOE Holdings common stock at the close of business on December 9, 2016, which we refer to as the "CBOE Holdings record date," are entitled to notice of, and to vote at, the CBOE Holdings special meeting. As of the CBOE Holdings record date, there were [    •    ] shares of CBOE Holdings common stock outstanding and entitled to vote at the CBOE Holdings special meeting (including [    •    ] unvested restricted shares of CBOE Holdings common stock), held by approximately [    •    ] holders of record. Each holder of CBOE Holdings common stock is entitled to one vote for each share of CBOE Holdings common stock owned as of the CBOE Holdings record date.

Only holders of record of Bats common stock at the close of business on December 9, 2016, which we refer to as the "Bats record date," are entitled to notice of the Bats special meeting. Only holders of record of Bats voting common stock on the Bats record date are entitled to vote at the Bats special meeting. As of the Bats record date, there were [    •    ] shares of Bats voting common stock outstanding and entitled to vote at the Bats special meeting (including [    •    ] unvested restricted shares of Bats common stock), held by approximately [    •    ] holders of record. Each holder of Bats voting common stock is entitled to one vote for each share of Bats voting common stock owned as of the Bats record date.

Q:
What do I need to do to attend the special meetings?

A:
Attendance at the CBOE Holdings special meeting and the Bats special meeting is generally limited to the stockholders of each respective company and their authorized representatives. All CBOE Holdings stockholders and Bats stockholders must bring an acceptable form of identification, such as a driver's license, in order to attend the applicable special meeting in person.

In addition, if you hold shares of CBOE common stock or Bats common stock in street name and would like to attend the applicable special meeting, you will need to bring an account statement or other acceptable evidence of ownership of shares as of the close of business on December 9, 2016, the record date for the special meetings. If you hold shares in street name and you want to vote your shares in person at the CBOE Holdings special meeting or the Bats special meeting, you must bring a legal proxy signed by your bank, broker, trust or other nominee to the applicable special meeting.

Any representative of a stockholder who wishes to attend the CBOE Holdings special meeting or the Bats special meeting must present acceptable documentation evidencing his or her authority, acceptable evidence of ownership by the stockholder of CBOE Holdings or Bats common stock, as applicable, and an acceptable form of identification. CBOE Holdings and Bats each reserve the right to limit the number of representatives of any stockholder who may attend the CBOE Holdings special meeting or the Bats special meeting, as applicable.

  If you plan to attend the CBOE Holdings special meeting or the Bats special meeting, please provide adequate time to pass through the security process necessary to gain access to the meeting room.

Q:
What vote of CBOE Holdings stockholders is required to approve the share issuance proposal and the CBOE Holdings meeting adjournment proposal?

A:
The approval by CBOE Holdings stockholders of the share issuance proposal and the approval of the CBOE Holdings meeting adjournment proposal require the affirmative vote of the majority of the votes properly cast on such proposal, provided that a quorum is present.

Q:
What vote of Bats stockholders is required to approve the proposal to adopt the merger agreement, non-binding compensation advisory proposal and the Bats meeting adjournment proposal?

A:
The approval by Bats stockholders of the proposal to adopt the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Bats common stock entitled to vote on the proposal at the Bats special meeting. The approval of the non-binding compensation advisory proposal and the approval of the Bats meeting adjournment proposal require, in each case, the affirmative vote of the majority of the votes properly cast on the proposal at the Bats special meeting, provided that a quorum is present.

Q:
How does the CBOE Holdings board of directors recommend that CBOE Holdings stockholders vote?

A:
The CBOE Holdings board of directors (the "CBOE Holdings board") unanimously recommends that CBOE Holdings stockholders vote "FOR" the share issuance proposal and "FOR" the CBOE Holdings meeting adjournment proposal.

Q:
How does the Bats board of directors recommend that Bats stockholders vote?

A:
The Bats board of directors (the "Bats board") unanimously recommends that Bats stockholders vote "FOR" the proposal to adopt the merger agreement, "FOR" the non-binding compensation advisory proposal and "FOR" the Bats meeting adjournment proposal.

Q:
What should CBOE Holdings stockholders and Bats stockholders do now in order to vote on the proposals being considered at their company's special meeting?

A:
Stockholders of record of CBOE Holdings as of the CBOE Holdings record date and stockholders of record of Bats as of the Bats record date who hold shares of Bats voting common stock may submit their proxy by:

•
completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage-paid envelope;

•
calling the toll-free number specified on the enclosed proxy card; or

•
accessing the Internet website specified on the enclosed proxy card.

Both companies strongly encourage stockholders of record to vote using the enclosed proxy card.

If you hold CBOE Holdings common stock or shares of Bats voting common stock in "street name," which means your shares are held of record by a bank, broker, trust or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please refer to the voting instruction card used by your bank, broker, trust or other nominee to see if you may submit voting instructions using the Internet or telephone.

  Holders of CBOE Holdings common stock or Bats voting common stock may also vote in person by attending the applicable company's special meeting. If you plan to attend your company's special meeting and wish to vote in person, you will be given a ballot at the special meeting. Please note, however, that if your shares are held in "street name," and you wish to vote in person at your company's special meeting, you must bring a legal proxy, executed in your favor, from the record holder of the shares authorizing you to vote at the special meeting. Whether or not you plan to attend your company's special meeting, you are encouraged to vote your shares by proxy as described in this joint proxy statement/prospectus.

Q:
What will happen if I abstain from voting, fail to vote or do not direct how to vote on my proxy?

A:
If holders of CBOE Holdings common stock or Bats voting common stock do not vote or fail to instruct such stockholder's bank, broker, trust or other nominee to vote if such stockholder's shares are held in "street name," it may have a negative effect on the ability of CBOE Holdings or Bats, as applicable, to obtain the number of votes necessary for approval of their respective proposals.

For purposes of the CBOE Holdings stockholder vote:

•
Each of the share issuance proposal and the CBOE Holdings meeting adjournment proposal require the affirmative vote of the majority of the votes properly cast on such proposal, provided that a quorum is present. Consequently, an abstention from voting on either of these proposals will not have any effect on these proposals. In addition, even if a quorum is not present at the CBOE Holdings special meeting, the affirmative vote of shares representing a majority in voting power of the shares present in person or represented by proxy at the special meeting entitled to vote on such matter may adjourn the meeting to another place, date or time. In this case, an abstention from voting will have the same effect as a vote "AGAINST" the proposal to adjourn the meeting due to an absence of a quorum. An officer entitled to preside at or to act as secretary of the CBOE Holdings special meeting is also entitled to adjourn the meeting to another place, date or time if a quorum is not present.

•
The failure of a CBOE Holdings stockholder to vote or to instruct such stockholder's bank, broker, trust or other nominee to vote if such stockholder's shares are held in "street name" will also not affect the results of the share issuance proposal or the CBOE Holdings meeting adjournment proposal. However, such shares would not be counted as present for the purpose of establishing a quorum at the special meeting.

•
All properly submitted proxies received by CBOE Holdings before the CBOE Holdings special meeting that are not revoked or changed prior to being exercised at the CBOE Holdings special meeting will be voted at the CBOE Holdings special meeting in accordance with the instructions indicated on the proxies or, if no instructions were provided, "FOR" the share issuance proposal and "FOR" the CBOE Holdings meeting adjournment proposal.

For purposes of the Bats stockholder vote:

•
The proposal to adopt the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Bats common stock entitled to vote on the proposal at the Bats special meeting. Therefore, a stockholder's abstention from voting or failure to vote, or to instruct such stockholder's bank, broker, trust or other nominee to vote if such stockholder's shares are held in "street name," will have the same effect as a vote "AGAINST" the proposal to adopt the merger agreement.

•
Each of the non-binding compensation advisory proposal and the Bats meeting adjournment proposal require the affirmative vote of the majority of the votes properly cast on such proposal, provided that a quorum is present. Consequently, an abstention from voting on either of these proposals will not have any effect on these proposals. In addition, even if a quorum is not present at the Bats special meeting, the affirmative vote of shares representing a majority of the voting power of the shares present in person or represented by proxy at the special meeting entitled to vote on such matter may adjourn the meeting to another place, date or time. In this case, an abstention from voting will have the same effect as a vote "AGAINST" the proposal to adjourn the meeting due to an absence of a quorum. The chairman of the Bats special meeting is also entitled to adjourn the meeting to another place, date or time if a quorum is not present.

  •
  The failure of a Bats stockholder to vote or to instruct such stockholder's bank, broker, trust or other nominee to vote if such stockholder's shares are held in "street name" will also not affect the results of the non-binding compensation advisory proposal or the Bats meeting adjournment proposal. However, such shares would not be counted as present for the purpose of establishing a quorum at the special meeting.

  •
  All properly submitted proxies received by Bats before the Bats special meeting that are not revoked or changed prior to being exercised at the Bats special meeting will be voted at the Bats special meeting in accordance with the instructions indicated on the proxies or, if no instructions were provided, "FOR" the proposal to adopt the merger agreement, "FOR" the non-binding compensation advisory proposal and "FOR" the Bats meeting adjournment proposal.

Q:
Will there be any broker non-votes?

A:
Under applicable stock exchange rules, all of the proposals in this joint proxy statement/prospectus are non-routine matters, so there can be no broker non-votes at the special meeting. A broker non-vote occurs when shares held by a bank, broker, trust or other nominee are represented at a meeting, but the bank, broker, trust or other nominee has not received voting instructions from the beneficial owner and does not have the discretion to direct the voting of the shares on a particular proposal but has discretionary voting power on other proposals at such meeting. Accordingly, if your shares of CBOE Holdings common stock or Bats voting common stock are held in "street name," your bank, broker, trust or other nominee will NOT be able to vote your shares of CBOE Holdings common stock or Bats voting common stock on any of the proposals, and your shares will not be counted in determining the presence of a quorum at the applicable special meeting unless you have properly instructed your bank, broker, trust or other nominee on how to vote. Because the proposal to Bats stockholders to adopt the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Bats common stock entitled to vote on the proposal at the Bats special meeting, the failure of a holder of Bats voting common stock to provide its bank, broker, trust or other nominee with voting instructions will have the same effect as a vote "AGAINST" the proposal to adopt the merger agreement. Because the approval of each of (1) the share issuance proposal, (2) the non-binding compensation advisory proposal, (3) the CBOE Holdings meeting adjournment proposal and (4) the Bats meeting adjournment proposal requires the affirmative vote of the majority of the votes properly cast on the proposal, provided that a quorum is present, and because banks, brokers, trusts and other nominees do not have discretionary authority to vote on any of these proposals, a stockholder's failure to provide such stockholder's bank, broker, trust or other nominee with voting instructions will have no effect on approval of any of these proposals.

Q:
Can I change or revoke my vote after I have delivered my proxy?

A:
Yes. If you are a holder of record, you can change your vote at any time before your proxy is voted at the special meeting by:

•
delivering a signed written notice of revocation to the Corporate Secretary of your company at:

CBOE Holdings, Inc.	Bats Global Markets, Inc.
400 South LaSalle Street	8050 Marshall Drive, Suite 120
Chicago, Illinois 60605	Lenexa, Kansas 66214
Attention: Corporate Secretary	Attention: Corporate Secretary
  •
  signing and delivering a new, valid proxy bearing a later date and, if it is a written proxy, signed and delivered to the attention of your company's Corporate Secretary;

  •
  submitting another proxy by telephone or on the Internet (your latest telephone or Internet voting instructions will be followed); or

  •
  attending the special meeting and voting in person, although your attendance alone will not revoke your proxy.

  If your shares are held in a "street name" account, you must contact your bank, broker, trust or other nominee to change your vote.

Q:
What should CBOE Holdings stockholders or Bats stockholders do if they receive more than one set of voting materials?

A:
You may receive more than one set of voting materials, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares of CBOE Holdings common stock or Bats voting common stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. In addition, if you are both a stockholder of CBOE Holdings and a stockholder of Bats, you will receive one or more separate proxy cards or voting instruction cards for each company. In each case, please complete, sign, date and return each proxy card and voting instruction card that you receive to ensure that all of your shares are voted.

Q:
How do I make an election for the type of merger consideration that I prefer to receive?

A:
Each holder of record of Bats common stock as of the close of business on the Bats record date will be mailed a form of election ("form of election"). These materials will be mailed concurrently with this joint proxy statement/prospectus, but under separate cover. Each Bats stockholder should specify in the form of election (1) the number of shares of Bats common stock that such stockholder elects to have exchanged for the mixed consideration, (2) the number of shares of Bats common stock that such stockholder elects to have exchanged for the cash consideration and (3) the number of shares of Bats common stock that such stockholder elects to have exchanged for the stock consideration. Any Bats stockholder who does not make an election will be deemed to have made an election to receive the mixed consideration. The consideration to be paid to Bats stockholders electing to receive only cash consideration or stock consideration is subject, pursuant to the terms of the merger agreement, to automatic adjustment, as applicable, to ensure that the total amount of cash paid, and the total number of shares of CBOE Holdings common stock issued, in the merger is the same as what would be paid and issued if all Bats stockholders were to receive the mixed consideration. No fractional shares of CBOE Holdings common stock will be issued in the merger, and Bats stockholders will receive cash in lieu of any fractional shares of

  CBOE Holdings common stock. An election will have been properly made only if the exchange agent has received a properly completed form of election at its designated office by 5:00 p.m., New York City time, on the date that is two business days preceding the closing date (the "election deadline").

Q:
When can Bats stockholders expect to receive the merger consideration?

A:
Because no shares of Bats common stock are certificated and the election deadline is two business days prior to the closing date, the number of shares of Bats common stock that will be converted into the mixed consideration, the cash consideration or the stock consideration will be determined on or prior to the closing date. Accordingly, each holder of shares of Bats common stock in whose name such shares are registered will be entitled to receive the merger consideration immediately following the effective time of the merger, except that the accounts of holders of shares of Bats common stock may not be credited at The Depository Trust Company unless the holder so requests.

Q:
Will I receive the form of merger consideration that I request on the form of election?

A:
Not necessarily. The aggregate amount of cash and the aggregate number of shares of CBOE Holdings common stock to be paid and issued, respectively, to Bats stockholders pursuant to the merger agreement are fixed. Each share of Bats common stock with respect to which a Bats stockholder makes an election to receive the mixed consideration, and each share of Bats common stock held by a Bats stockholder who fails to make any valid election with respect to such stockholder's shares of Bats common stock, will receive $10.00 in cash and 0.3201 of a share of CBOE Holdings common stock, which amounts are not subject to proration or adjustment.

However, if there is an oversubscription of the aggregate amount of cash available to be paid by CBOE Holdings to Bats stockholders as merger consideration due to the elections of Bats stockholders (or failure to make an election), the aggregate amount of cash payable by CBOE Holdings in the merger will not be increased. Similarly, if there is an oversubscription of the aggregate number of shares of CBOE Holdings common stock available to be issued by CBOE Holdings to Bats stockholders as merger consideration due to the elections of Bats stockholders (or failure to make an election), the aggregate number of shares of CBOE Holdings common stock to be issued by CBOE Holdings in the merger will not be increased. Rather, in either such case, the exchange agent will allocate between cash and shares of CBOE Holdings common stock in the manner described in "The Merger Agreement—Merger Consideration—Cash Consideration" and "The Merger Agreement—Merger Consideration—Stock Consideration" to ensure that the total amount of cash paid and the total number of shares of CBOE Holdings common stock issued in the merger is the same as what would be paid and issued if all Bats stockholders were to receive the mixed consideration.

Accordingly, there is no assurance that a Bats stockholder that has made a valid election to receive solely cash consideration or solely stock consideration will receive the form of consideration elected with respect to the shares of Bats common stock held by such stockholder.

For detailed illustrations of the potential proration and adjustment of the merger consideration for those stockholders electing to receive solely cash consideration or solely stock consideration for their shares of Bats common stock, see "The Merger Agreement—Allocation of Merger Consideration and Illustrative Elections and Calculations."

Q:
What is the deadline for making an election?

A:
Your election, to be properly made, must be received by Computer Share Trust Company, N.A., the exchange agent for the merger, which we refer to as the "exchange agent," at its designated office by the election deadline, which is 5:00 p.m. New York City time on the date that is two business days preceding the closing date of the merger. CBOE Holdings and Bats will publicly announce the anticipated election deadline at least three business days before the anticipated closing date of the merger.

Q:
What happens if I do not send a form of election or it is not received by the election deadline?

A:
If the exchange agent does not receive a properly completed form of election from you at or prior to the election deadline, then you will be deemed to have elected to receive mixed consideration with respect to your shares of Bats common stock. You bear the risk of delivery of the form of election to the exchange agent.

Q:
Can I change my election after the form of election has been submitted?

A:
Yes. You may revoke your election at or prior to the election deadline by submitting a written notice of revocation to the exchange agent. Revocations must specify the name in which your shares are registered on the share transfer books of Bats and any other information that the exchange agent may request. If you wish to submit a new election, you must do so in accordance with the election procedures described in this joint proxy statement/prospectus and the form of election. If you instructed a bank, broker, trust or other nominee holder to submit an election for your shares, you must follow directions from your bank, broker, trust or other nominee for changing those instructions. The notice of revocation must be received by the exchange agent at or prior to the election deadline in order for the revocation to be valid.

Q:
May I transfer shares of Bats common stock after making an election?

A:
Yes, but only if you revoke your election or the merger agreement is terminated. Once you properly make an election with respect to any shares of Bats common stock, you will be unable to sell or otherwise transfer those shares, unless you properly revoke your election or the merger agreement is terminated.

Q:
May I transfer shares of Bats common stock before the Bats special meeting?

A:
Yes. The Bats record date is earlier than the Bats special meeting and the date that the merger is expected to be completed. If you transfer your shares of Bats common stock after the Bats record date but before the Bats special meeting, you will retain your right to vote at the Bats special meeting, but you will have transferred the right to receive the merger consideration in the merger. In order to receive the merger consideration, you must hold your shares through the completion of the merger.

Q:
Who can help answer my questions?

A:
If you have any questions about the special meetings, the merger or how to submit your proxy, or, for Bats stockholders, how to complete your form of election, or if you need additional copies of this joint proxy statement/prospectus, the enclosed proxy card or voting instructions, you should contact:

  If you are a CBOE Holdings stockholder, please contact MacKenzie Partners, Inc. ("MacKenzie"), CBOE Holdings' proxy solicitor:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
Call Toll-Free (800) 322-2885
CBOE@mackenziepartners.com

  If you are a Bats stockholder, please contact Innisfree M&A Incorporated ("Innisfree"), Bats' proxy solicitor:

501 Madison Avenue, 20th floor
New York, New York 10022
Shareholders may call toll free: (888) 750-5834
Banks and brokers may call collect: (212) 750-5833

SUMMARY

        The following is a summary that highlights information contained in this joint proxy statement/prospectus. This summary does not contain all of the information that might be important to you. For a more complete description of the merger agreement and the transactions contemplated by the merger agreement, including the merger and the issuance of shares of CBOE Holdings common stock pursuant to the merger agreement, we encourage you to read carefully this entire joint proxy statement/prospectus, including the attached Annexes. In addition, we encourage you to read carefully the information incorporated by reference into this joint proxy statement/prospectus, which includes important business and financial information about CBOE Holdings that has been filed with the U.S. Securities and Exchange Commission (the "SEC"). You may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions in the section entitled "Where You Can Find More Information" beginning on page 422.

Information about the Companies

  CBOE Holdings (see page 227)

        CBOE Holdings is the holding company for Chicago Board Options Exchange, Incorporated ("CBOE"), CBOE Futures Exchange, LLC ("CFE"), C2 Options Exchange, Incorporated ("C2") and other subsidiaries. The principal executive offices of CBOE Holdings are located at 400 South LaSalle Street, Chicago, Illinois 60605, and its telephone number is (312) 786-5600.

        CBOE Holdings' principal business is operating markets that offer for trading options on various market indexes ("index options"), mostly on an exclusive basis, and futures contracts, as well as trading options on non-exclusive "multiply-listed" options, such as options on the stocks of individual corporations ("equity options") and options on other exchange-traded products ("ETP options"), such as exchange-traded funds ("ETF options") and exchange-traded notes ("ETN options"). CBOE Holdings operates three stand-alone exchanges but reports the results of its operations in one reporting segment.

        CBOE is the primary options market of CBOE Holdings and offers trading in listed options through a single system that integrates electronic trading and traditional open outcry trading on the trading floor in Chicago. This integration of electronic trading and traditional open outcry trading into a single exchange is known as the Hybrid trading model. CFE, the all-electronic futures exchange of CBOE Holdings, offers trading in futures on the VIX volatility index and other products. C2 is the all-electronic exchange of CBOE Holdings that also offers trading in listed options and may operate with a different market model and fee structure than CBOE. All of these exchanges operate on a proprietary technology platform known as CBOE Command.

        Since 1974, the first full year of trading on CBOE, CBOE Holdings has grown from 5.6 million contracts on one exchange to 1.2 billion contracts on three exchanges in 2015.

  Merger Sub (see page 227)

        CBOE Corporation, which we refer to as "Merger Sub," is a direct wholly-owned subsidiary of CBOE Holdings and was formed solely for the purpose of consummating the merger and the subsequent merger. Merger Sub has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the merger agreement. The principal executive offices of Merger Sub are located at 400 South LaSalle Street, Chicago, Illinois 60605, and its telephone number is (312) 786-5600.

  Merger LLC (see page 227)

        CBOE V, LLC is a direct wholly-owned subsidiary of CBOE Holdings and was formed solely for the purpose of consummating the subsequent merger. Merger LLC has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the merger agreement. The principal executive offices of Merger LLC are located at 400 South LaSalle Street, Chicago, Illinois 60605, and its telephone number is (312) 786-5600.

  Bats (see page 228)

        Bats is a leading global operator of securities exchanges and other electronic markets enabled by world-class technology. Bats provides trade execution, market data, trade reporting, connectivity and risk management solutions to brokers, market makers, asset managers and other market participants, ultimately benefiting retail and institutional investors across multiple asset classes. Bats' principal objective is to improve markets by maximizing efficiency and mitigating trade execution risk for market participants. Bats' asset class focus is comprised of listed cash equity securities in the United States and Europe, listed equity options in the United States and certain foreign exchange products, or "FX," globally as well as exchange-traded products, or "ETPs," including exchange-traded funds, or "ETFs," in the United States and Europe. For the nine months ended September 30, 2016, trade execution comprised 44.2% of Bats' revenues less cost of revenues, and market data and connectivity, or "non-transaction revenues," comprised 55.8% of Bats' revenues less cost of revenues. The principal office of Bats is located at 8050 Marshall Drive, Suite 120, Lenexa, Kansas 66214, and its telephone number is (913) 815-7000.

        Bats is the second largest exchange operator in U.S. listed cash equity securities trading by market share, the largest exchange operator of ETFs and other ETPs by market share, and the largest European exchange operator as measured by notional value traded as of September 30, 2016. In addition, for each of the nine consecutive months ended September 30, 2016, excluding the Chinese exchanges, Bats was the largest equities market operator globally as measured by notional value traded. Moreover, during 2015 Bats operated the fastest growing market in the United States for exchange traded options as measured by market share.

The Merger (see page 94)

        On September 25, 2016, the CBOE Holdings board and the Bats board each approved the merger agreement attached as Annex A to this joint proxy statement/prospectus. The merger agreement provides that, upon the terms and subject to the conditions set forth therein, Merger Sub will merge with and into Bats, with Bats continuing as the surviving corporation and as a wholly-owned subsidiary of CBOE Holdings. Immediately following the effective time of the merger, Bats, as the surviving corporation in the merger, will merge with and into Merger LLC, with Merger LLC surviving the subsequent merger. At the effective time of the merger, each share of Bats common stock issued and outstanding immediately prior to the effective time of the merger (other than shares held by CBOE Holdings, Bats or any of their respective subsidiaries, shares held by any holder of Bats common stock who is entitled to demand and properly demands appraisal of such shares under Delaware law and unvested restricted shares of Bats common stock granted under any Bats equity incentive plan, which are discussed under "The Merger—Interests of Directors and Executive Officers in the Merger—Bats Directors and Executive Officers—Treatment of Bats Equity Awards") will be converted into the right to receive the merger consideration, upon the terms provided in the merger agreement and as described below under "The Merger Agreement—Merger Consideration."

        We encourage you to carefully read the merger agreement in its entirety. We currently expect that the merger will be completed in the first half of 2017, subject to the satisfaction or waiver of the conditions to the merger. However, we cannot predict the actual timing of the completion of the merger.

Merger Consideration (see page 176)

        The merger agreement provides that at the effective time of the merger, each share of Bats common stock issued and outstanding immediately prior to the effective time of the merger (other than shares held by CBOE Holdings, Bats or any of their respective subsidiaries, shares held by any holder of Bats common stock who is entitled to demand and properly demands appraisal of such shares under Delaware law and unvested restricted shares of Bats common stock granted under any Bats equity incentive plan, which are discussed under "The Merger—Interests of Directors and Executive Officers in the Merger—Bats Directors and Executive Officers—Treatment of Bats Equity Awards") will be converted into the right to receive, at the election of the holder of such shares of Bats common stock, either the mixed consideration, cash consideration or stock consideration, in each case as described below, subject to the automatic proration and adjustment procedures described under "The Merger Agreement—Merger Consideration—Cash Consideration" beginning on page 177, "The Merger Agreement—Merger Consideration—Stock Consideration" beginning on page 178 and "The Merger Agreement—Allocation of Merger Consideration and Illustrative Elections and Calculations" beginning on page 178.

        The consideration to be paid to Bats stockholders electing to receive only cash consideration or stock consideration is subject, pursuant to the terms of the merger agreement, to automatic adjustment, as applicable, to ensure that the total amount of cash paid, and the total number of shares of CBOE Holdings common stock issued, in the merger is the same as what would be paid and issued if all Bats stockholders were to receive the mixed consideration. Accordingly, the total number of shares of CBOE Holdings common stock constituting the stock consideration and the total amount of cash consideration will not change from what was agreed to in the merger agreement (other than for adjustment in the event that there is any change in the outstanding shares of capital stock of CBOE Holdings or Bats as a result of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange or readjustment of shares or other similar transaction, or any stock dividend or stock distribution, which we refer to as a "capital stock adjustment event"). However, since the market price of CBOE Holdings common stock will fluctuate, the total value of the merger consideration may increase or decrease between the date of the merger agreement and the effective time of the merger. Accordingly, the value of the actual per share consideration to be paid to Bats stockholders cannot be determined until the effective time of the merger. No fractional shares of CBOE Holdings common stock will be issued in the merger, and Bats stockholders will receive cash in lieu of any fractional shares of CBOE Holdings common stock.

  Mixed Consideration

        The merger agreement provides that each share of Bats common stock with respect to which a Bats stockholder makes an election to receive a fixed combination of cash and shares of CBOE Holdings common stock, and each share for which a Bats stockholder fails to make any election with respect to such stockholder's shares of Bats common stock, will be converted into the right to receive the combination of (i) $10.00 in cash and (ii) 0.3201 of a share of CBOE Holdings common stock.

  Cash Consideration

        The merger agreement provides that each share of Bats common stock with respect to which a Bats stockholder makes a valid election to receive cash will be converted into the right to receive an amount of cash (rounded to two decimal places), without interest, equal to $10.00 plus the product of (i) 0.3201 multiplied by (ii) the closing CBOE Holdings VWAP (calculated as (1) the sum of (A) the share price of each trade of CBOE Holdings common stock during the ten trading day period multiplied by (B) the number of shares of CBOE Holdings common stock traded in such trade, divided by (2) the total number of shares of CBOE Holdings common stock traded during the ten trading day period), subject to the proration and adjustment procedures described under "The Merger

Agreement—Merger Consideration—Cash Consideration" beginning on page 177 and "The Merger Agreement—Allocation of Merger Consideration and Illustrative Elections and Calculations" beginning on page 178.

  Stock Consideration

        The merger agreement provides that each share of Bats common stock with respect to which a Bats stockholder makes a valid election to receive stock will convert into the right to receive a number of shares of CBOE Holdings common stock equal to the sum of (x) 0.3201 of a share of CBOE Holdings common stock plus (y) the quotient (rounded to four decimal places) obtained by dividing $10.00 by the closing CBOE Holdings VWAP, subject to the proration and adjustment procedures described under "The Merger Agreement—Merger Consideration—Stock Consideration" beginning on page 178 and "The Merger Agreement—Allocation of Merger Consideration and Illustrative Elections and Calculations" beginning on page 178.

Treatment of Bats Equity Awards (see page 166)

  Bats Stock Options

        Pursuant to the merger agreement, at the effective time of the merger, each outstanding unexercised option to purchase Bats common stock granted under any Bats equity incentive plan, whether vested or unvested ("Bats Stock Options"), will be converted into an option to purchase shares of CBOE Holdings common stock ("CBOE Holdings Stock Options"), with the same terms and conditions (including vesting schedule) as were applicable to such Bats Stock Option (but taking into account any changes, including any acceleration of vesting of such Bats Stock Option, occurring by reason of the transactions contemplated by the merger agreement). The number of shares of CBOE Holdings common stock subject to each such CBOE Holdings Stock Option will be equal to the number of shares of Bats common stock subject to the corresponding Bats Stock Option immediately prior to the effective time of the merger multiplied by the exchange ratio (subject to certain adjustments and rounding), and the exercise price of such CBOE Holdings Stock Option will be equal to the per share exercise price under the corresponding Bats Stock Option divided by the exchange ratio (subject to certain adjustments and rounding).

  Bats Restricted Shares

        Pursuant to the merger agreement, at the effective time of the merger, each outstanding award of restricted Bats common stock granted under any Bats equity incentive plan ("Bats Restricted Shares") will be assumed by CBOE Holdings and will be converted into an award of restricted shares of CBOE Holdings common stock ("CBOE Holdings Restricted Shares"), subject to the same terms and conditions (including vesting schedule) that applied to the applicable Bats Restricted Shares immediately prior to the effective time of the merger (but taking into account any changes, including any acceleration of vesting of such Bats Restricted Shares, occurring by reason provided for in the merger agreement). The number of shares of CBOE Holdings common stock subject to each such award of CBOE Holdings Restricted Shares will be equal to the number of shares of Bats common stock subject to the corresponding Bats Restricted Share award multiplied by the exchange ratio.

Ownership of CBOE Holdings after the Merger

        Based on the number of shares of CBOE Holdings common stock and Bats common stock outstanding on December 9, 2016, the record date for the two companies' special meetings, CBOE Holdings expects to issue or reserve for issuance approximately [    •    ] million shares of CBOE Holdings common stock in connection with the merger (including shares of CBOE Holdings common stock issuable to Bats stockholders pursuant to Bats Stock Options and Bats Restricted Shares). Based

on these numbers, immediately following the completion of the merger, pre-existing CBOE Holdings stockholders and former Bats stockholders would own approximately [    •    ]% and [    •    ]% of the outstanding shares of CBOE Holdings common stock, respectively. The merger will have no effect on the number of shares of CBOE Holdings common stock owned by existing CBOE Holdings stockholders.

Share Ownership of Directors and Executive Officers

        At the close of business on the CBOE Holdings record date, directors and executive officers of CBOE Holdings and their affiliates owned and were entitled to vote approximately [    •    ] shares of CBOE Holdings common stock, collectively representing approximately [    •    ]% of the shares of CBOE Holdings common stock outstanding on that date.

        At the close of business on the Bats record date, directors and executive officers of Bats and their affiliates owned and were entitled to vote approximately [    •    ] shares of Bats voting common stock, collectively representing [    •    ]% of the shares of Bats voting common stock outstanding on that date.

Recommendation of the CBOE Holdings Board and Its Reasons for the Merger (see page 110)

        After careful consideration, on September 25, 2016 the CBOE Holdings board unanimously approved the merger agreement and the consummation of the transactions contemplated by the merger agreement, upon the terms and subject to the conditions set forth in the merger agreement. The CBOE Holdings board unanimously recommends that CBOE Holdings stockholders vote "FOR" the share issuance proposal and "FOR" the CBOE Holdings meeting adjournment proposal at the CBOE Holdings special meeting.

        For a summary of the factors considered by the CBOE Holdings board in reaching its decision to approve the merger agreement as well as the CBOE Holdings board's reasons for, and certain risks related to, the merger, see "The Merger—Recommendation of the CBOE Holdings Board and Its Reasons for the Merger" beginning on page 110.

Recommendation of the Bats Board and Its Reasons for the Merger (see page 115)

        After careful consideration, on September 25, 2016, the Bats board unanimously (as among the members of the Bats board present) approved the merger agreement and the consummation of the transactions contemplated by the merger agreement, upon the terms and subject to the conditions set forth in the merger agreement. The Bats board unanimously recommends that Bats stockholders vote "FOR" the proposal to adopt the merger agreement, "FOR" the non-binding compensation advisory proposal and "FOR" the Bats meeting adjournment proposal at the Bats special meeting.

        For a summary of the factors considered by the Bats board in reaching its decision to approve the merger agreement and the consummation of the transactions contemplated by the merger agreement, including the merger, as well as the Bats board's reasons for, and certain risks related to, the merger, see "The Merger—Recommendation of the Bats Board and Its Reasons for the Merger" beginning on page 115.

Opinions of Financial Advisors (see page 121)

  Opinions of CBOE Holdings' Co-Lead Financial Advisors

  BofA Merrill Lynch Opinion

        On September 25, 2016, Merrill Lynch, Pierce, Fenner & Smith Incorporated, which we refer to as "BofA Merrill Lynch," a financial advisor to CBOE Holdings, delivered to the CBOE Holdings board an oral opinion, which was confirmed by delivery of a written opinion dated September 25, 2016, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in the opinion, the consideration to be paid by CBOE Holdings in the merger was fair, from a financial point of view, to CBOE Holdings.

        The full text of BofA Merrill Lynch's written opinion to the CBOE Holdings board, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken by BofA Merrill Lynch, is attached as Annex B to this joint proxy statement/prospectus and is incorporated by reference herein in its entirety. BofA Merrill Lynch delivered its opinion to the CBOE Holdings board for the benefit and use of the CBOE Holdings board (in its capacity as such) in connection with and for purposes of its evaluation of the consideration to be paid by CBOE Holdings in the merger, from a financial point of view, to CBOE Holdings. BofA Merrill Lynch's opinion did not address any other aspect of the merger, and no opinion or view was expressed as to the relative merits of the merger in comparison to other strategies or transactions that might be available to CBOE Holdings or in which CBOE Holdings might engage or as to the underlying business decision of CBOE Holdings to proceed with or effect the merger. BofA Merrill Lynch also expressed no opinion or recommendation as to how any stockholder should vote or act in connection with the proposed merger or any related matter.

        For a description of the opinion that the CBOE Holdings board received from BofA Merrill Lynch, see "The Merger—Opinions of CBOE Holdings' Co-Lead Financial Advisors—BofA Merrill Lynch Opinion" beginning on page 121.

  Broadhaven Opinion

        In connection with the transaction, the CBOE Holdings board received the written opinion dated September 25, 2016 from one of CBOE Holdings' financial advisors, Broadhaven Capital Partners LLC, referred to as "Broadhaven," that, as of such date, the consideration to be paid and issued by CBOE Holdings pursuant to the merger agreement, taken in the aggregate, was fair to CBOE Holdings, from a financial point of view. The full text of Broadhaven's opinion is attached to this joint proxy statement/prospectus as Annex C.

        The opinion sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Broadhaven in connection with the opinion. The opinion addressed only the fairness from a financial point of view to CBOE Holdings of the merger consideration to be paid and issued by CBOE Holdings pursuant to the merger agreement as of the date of the opinion and did not address any other aspect of the transaction. In addition, the opinion did not in any manner address (i) the prices at which shares of CBOE Holdings common stock would trade after the announcement or consummation of the transaction or at any other time, (ii) the underlying business decision by CBOE Holdings to proceed with or effect the transaction or the likelihood of consummation of the transaction, (iii) the relative merits of the transaction as compared to any other transaction or business strategy in which CBOE Holdings might engage or (iv) the fairness (financial or otherwise) of the amount, nature or any other aspect of the compensation to any of the officers, directors or employees of any party to the transaction, or any class of such persons, relative to the merger consideration. The opinion is addressed to the CBOE Holdings board only and does not constitute a recommendation as to how any CBOE Holdings or Bats stockholder should vote with respect to the transaction or any other matter.

        For a description of the opinion that the CBOE Holdings board received from Broadhaven, see "The Merger—Opinions of CBOE Holdings' Co-Lead Financial Advisors—Broadhaven Opinion" beginning on page 132.

  Opinion of Bats' Financial Advisor

  Barclays Opinion

        Bats engaged Barclays Capital Inc. ("Barclays") to act as its financial advisor with respect to pursuing strategic alternatives for Bats, including a possible sale of Bats. On September 25, 2016, Barclays rendered its oral opinion (which was subsequently confirmed in writing) to the Bats board that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the merger consideration to be offered to the stockholders of Bats in the merger is fair, from a financial point of view, to such stockholders.

        The full text of Barclays' written opinion, dated as of September 25, 2016, is attached as Annex D to this joint proxy statement/prospectus. Barclays' written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays in rendering its opinion. You are encouraged to read the opinion carefully in its entirety. A summary of Barclays' opinion and the methodology that Barclays used to render its opinion is set forth in this joint proxy statement/prospectus under the caption "The Merger—Opinion of Bats' Financial Advisor—Barclays Opinion" on page 143. The summary is qualified in its entirety by reference to the full text of the opinion.

Interests of Bats' Directors and Executive Officers in the Merger (see page 165)

        The directors and executive officers of Bats have interests in the merger that are in addition to their interests as stockholders of Bats generally. These interests include, but are not limited to, continued employment with the combined company, the treatment in the merger of Bats Stock Options and Bats Restricted Shares held by these directors and executive officers (including accelerated vesting of outstanding equity awards on a qualifying termination of employment within 24 months after the closing, and in the case of certain outstanding Bats Stock Options and Bats Restricted Shares, accelerated vesting immediately upon the effective time). In addition, Bats executive officers are, by reason of their respective employment agreements with Bats, entitled to change-in-control severance benefits upon a termination of their employment within the 24-month period following the consummation the merger. Certain executive officers of Bats have also entered into offer letters with CBOE Holdings pursuant to which each such executive has indicated his intent to enter into employment with CBOE Holdings following the completion of the merger in exchange for the compensation specified in his respective offer letter. In addition, three individuals who will be designated by Bats and who are serving on the Bats board immediately prior to the effective time of the merger will become directors of the combined company. The Bats board was aware of these interests and considered them, among other matters, in approving the merger agreement and in determining to recommend that Bats stockholders adopt the merger agreement.

Board of Directors of CBOE Holdings after the Merger (see page 174)

        In connection with the merger, CBOE Holdings has agreed to take all requisite actions so that, as of the effective time of the merger, the CBOE Holdings board will consist of 14 directors, including three individuals designated by Bats who are serving on the Bats board immediately prior to the effective time of the merger and comply with the policies of the Nominating and Governance Committee of the CBOE Holdings board (the "CBOE Holdings N&G Committee") disclosed to Bats. Bats' current directors will resign from the Bats board as of the effective time of the merger. The CBOE Holdings board has indicated that it intends to appoint Joe Ratterman, the current Chairman of the Bats board, to the CBOE Holdings board at the effective time of the merger. However, as of the date of this joint proxy statement/prospectus, the CBOE Holdings board has not taken any such action, nor has there been any determination as to the identity of the other two Bats directors who will be appointed to the CBOE Holdings board or the three CBOE Holdings directors who will step down from the CBOE Holdings board at the effective time of the merger.

        Information about the current CBOE Holdings directors and executive officers can be found in the documents listed under the heading "Where You Can Find More Information" beginning on page 422.

Listing of CBOE Holdings Common Stock and Delisting and Deregistration of Bats Common Stock (see pages 160 and 164)

        Application will be made to have the shares of CBOE Holdings common stock to be issued in the merger approved for listing on NASDAQ, where CBOE Holdings common stock currently is traded under the symbol "CBOE." If the merger is completed, Bats common stock will be delisted from the Bats BZX Exchange, which we refer to as "BZX" and will be deregistered under the Exchange Act and Bats will no longer file periodic reports with the SEC. CBOE Holdings intends to list on BZX following the merger, but there can be no assurance regarding the timing of such listing.

Bats Stockholder Appraisal Rights (see page 160)

        Under Delaware law, Bats stockholders of record who do not vote in favor of the proposal to adopt the merger agreement and otherwise comply with the requirements set forth in Section 262 (as defined below) will be entitled to seek appraisal rights and obtain payment in cash for the judicially determined fair value of their shares of Bats common stock in connection with the merger, if the merger is completed. This value could be more than, less than or the same as the implied value of the merger consideration for Bats common stock. The relevant provisions of the General Corporation Law of the State of Delaware (the "DGCL"), are included as Annex E to this joint proxy statement/prospectus. We encourage you to read these provisions carefully and in their entirety. Moreover, due to the complexity of the procedures for exercising the right to seek appraisal, Bats stockholders who are considering exercising such rights are encouraged to seek the advice of legal counsel. Failure to strictly comply with these provisions will result in a loss of the right of appraisal.

        An executed proxy card that does not contain voting instructions will, unless revoked, be voted in favor of the proposal to adopt the merger agreement. Therefore, a Bats stockholder who submits a proxy and who wishes to exercise appraisal rights must mark "AGAINST" or "ABSTAIN" with respect to the proposal to adopt the merger agreement. Bats stockholders who wish to exercise their appraisal rights and hold shares in the name of a bank, broker, trust or other nominee must instruct their bank, broker, trust or other nominee to take the steps necessary to enable them to demand appraisal for their shares.

Conditions to Completion of the Merger (see page 186)

        The obligations of CBOE Holdings, Merger Sub, Merger LLC and Bats to effect the merger are subject to the satisfaction or waiver by CBOE Holdings, Merger Sub and Bats of the following conditions at or prior to the completion of the merger:

  •
  CBOE Holdings stockholders approving the share issuance proposal and Bats stockholders approving the proposal to adopt the merger agreement;

  •
  the approval for listing on NASDAQ, subject to official notice of issuance, of the shares of CBOE Holdings common stock to be issued to Bats stockholders in the merger;

  •
  the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act");

  •
  the receipt of all other authorizations, consents, orders, declarations or approvals of or filings with, or terminations or expirations of waiting periods imposed by, any governmental entity,

    which the failure to obtain, make or occur would have the effect of making any of the transactions contemplated by the merger agreement illegal or would, individually or in the aggregate, have a "material adverse effect" (as described on page 188 of this joint proxy statement/prospectus) with respect to Bats or CBOE Holdings;

  •
  the absence of any temporary restraining order, preliminary or permanent injunction or other order issued by a court of competent jurisdiction or other legal restraint or prohibition preventing the completion of the merger or the subsequent merger or imposing a burdensome effect (as described on page 202 of this joint proxy statement/prospectus) upon the consummation of the merger or the subsequent merger;

  •
  the absence of any action threatened or commenced by any governmental entity that is pending by or before any governmental entity of competent jurisdiction where a judgment would, individually or in the aggregate with other such judgments, prevent or would reasonably be expected to prevent the completion of the merger or the subsequent merger or impose a burdensome effect upon the consummation of the merger or the subsequent merger;

  •
  the declaration by the SEC of the effectiveness under the Securities Act of the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part and the absence of any stop order or proceedings initiated (and not withdrawn) by the SEC for that purpose;

  •
  the accuracy and correctness of representations and warranties of the other party, subject to certain materiality or "material adverse effect" qualifications described in the merger agreement, and the receipt of a certificate from an executive officer of the other party to that effect;

  •
  the other party's having performed its covenants in the merger agreement in all material respects at or prior to the completion of the merger, and the receipt of a certificate from an executive officer of the other party to that effect;

  •
  the receipt by each party of a tax opinion from its counsel that the merger and subsequent merger, taken together, will constitute a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and that CBOE Holdings and Bats will each be a party to that reorganization within the meaning of Section 368(b) of the Code;

  •
  the approval by the SEC of the merger, the subsequent merger and any related amendments to the governance documents and rules of CBOE Holdings, Bats and their respective subsidiaries pursuant to Section 19(b) and Rule 19b-4 of the Exchange Act (the "SEC Approvals");

  •
  the approval by the Financial Industry Regulatory Authority ("FINRA") of the change of ownership or control of Bats' broker dealer entities; and

  •
  the approval by the United Kingdom Financial Conduct Authority ("FCA") of the merger and the delivery of the related notifications to the FCA.

        In addition, it is a condition to CBOE Holdings' obligation to close that holders of no more than 20% of the outstanding shares of Bats common stock as of the effective time of the merger have properly demanded appraisal of their shares.

        Some of the conditions set forth in the merger agreement may be waived by CBOE Holdings or Bats, subject to the agreement of the other party in specific cases. For a more detailed discussion of these matters, see "The Merger Agreement—Conditions to Completion of the Merger" beginning on page 186.

Regulatory Approvals (see page 154)

        CBOE Holdings and Bats have agreed to use their reasonable best efforts to obtain all regulatory approvals required to complete the transactions contemplated by the merger agreement. These approvals include the expiration or termination of the waiting period pursuant to the HSR Act, and receipt of approval from the SEC, FINRA, FCA and the Dutch Central Bank. On October 19, 2016, CBOE Holdings and Bats each filed a notification and report form under the HSR Act with the FTC and the DOJ. Early termination of the waiting period under the HSR Act was granted on November 18, 2016.

Debt Financing (see page 224)

        Concurrently, and in connection with entering into the merger agreement, CBOE Holdings entered into a commitment letter (together with all exhibits, annexes and schedules attached thereto, and as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the "debt commitment letter"), with Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (or any of its designated affiliates) (Bank of America, N.A., and other such financial institutions that accede as lender to the debt commitment letter in accordance with its terms, the "commitment parties"), pursuant to which, the commitment parties, subject to the satisfaction and waiver of certain conditions as further specified in the debt commitment letter, have committed to provide debt financing for the purposes of funding (i) the cash portion of the merger consideration, (ii) the repayment of certain existing indebtedness of Bats and its subsidiaries and (iii) related fees and expenses, which debt financing consists of a senior unsecured 364-day bridge loan facility in an aggregate principal amount of up to $1.65 billion (the "bridge facility") due and payable 364 days after the closing date to the extent CBOE Holdings fails to generate gross cash proceeds in an aggregate principal amount of up to $1.65 billion from permanent financing, including in the form of a senior unsecured term loan facility and the issuance of senior unsecured notes on or prior to the consummation of the transactions contemplated by the merger agreement.

        The commitment parties' obligations to provide such financing became effective September 25, 2016 and will end on the earliest of (i) the termination of the merger agreement pursuant to its terms, (ii) July 25, 2017 (or if the outside date is extended pursuant to the terms of the merger agreement, October 23, 2017) or (iii) the closing of the transactions contemplated by the merger agreement without the use of the bridge facility.

        CBOE Holdings is currently in the process of negotiating a $1.0 billion senior unsecured delayed draw term facility (subject to increase of up to $1.5 billion in the aggregate) to replace a portion of the bridge facility and also expects to issue senior unsecured notes prior to the completion of the merger in lieu of drawing the remainder amount on the bridge facility. CBOE Holdings expects that the senior unsecured term facility will become effective prior to December 31, 2016. CBOE Holdings anticipates that the proceeds of the senior unsecured term facility will be borrowed on or about the closing date of the merger, and that the senior unsecured term facility will mature five years following the closing date of the merger. CBOE Holdings anticipates that borrowings under the senior unsecured term facility will bear interest, at CBOE Holdings' option, at either (i) the London Interbank Offered Rate ("LIBOR") periodically fixed for an interest period (as selected by CBOE Holdings) of one, two, three or six months plus a margin (based on CBOE Holdings' public debt ratings) ranging from 1.00 percent to 1.75 percent or (ii) a daily floating rate based on the administrative agent's prime rate (subject to certain minimums based upon the federal funds effective rate or LIBOR) plus a margin (based on CBOE Holdings' public debt ratings) ranging from zero percent to 0.75 percent. CBOE Holdings expects that, following the closing date of the merger and drawing of the term loans, borrowings under the senior unsecured term facility may be prepaid in whole or in part at the election of CBOE Holdings without premium or penalty (other than LIBOR breakage costs in the event that amounts borrowed under option (i) above are repaid prior to the end of an agreed upon interest period). CBOE

Holdings also expects that the senior unsecured term facility will contain customary terms, conditions to funding, representations and warranties, covenants and events of default for facilities of its type.

Bats Acquisition Proposals (see page 190)

        Subject to certain exceptions, the merger agreement precludes Bats from soliciting, initiating or knowingly encouraging or knowingly inducing or facilitating the making, submission or announcement of any inquiries or the making of any proposal or offer constituting, related to or that could reasonably be expected to lead to a Bats acquisition proposal (as described on page 192 of this joint proxy statement/prospectus). Notwithstanding such restrictions, the merger agreement provides that, at any time prior to Bats stockholders approving the proposal to adopt the merger agreement, provided that Bats and its subsidiaries have complied with their non-solicitation restrictions, the Bats board may, solely in response to a Bats superior proposal (as described on page 192 of this joint proxy statement/prospectus) received on or after the date of the merger agreement that has not been withdrawn or abandoned and that did not result from a breach of the merger agreement, make a Bats adverse recommendation change (as described on page 191 of this joint proxy statement/prospectus) and may cause Bats to terminate the merger agreement and concurrently enter into a binding definitive agreement to effect such Bats superior proposal if Bats has taken certain actions and the Bats board determines in good faith (after consultation with Bats' outside legal counsel) that such Bats acquisition proposal continues to constitute a Bats superior proposal (as described under "The Merger Agreement—Bats Acquisition Proposals" and "The Merger Agreement—Special Meeting of Bats Stockholders; Recommendation of the Bats Board" beginning on page 190 and 196, respectively).

CBOE Holdings Acquisition Proposals (see page 193)

        Subject to certain exceptions, the merger agreement precludes CBOE Holdings from soliciting, initiating or knowingly encouraging or knowingly inducing or facilitating the making, submission or announcement of any inquiries or the making of any proposal or offer constituting, related to or that could reasonably be expected to lead to a CBOE Holdings acquisition proposal (as described on page 195 of this joint proxy statement/prospectus). Notwithstanding such restrictions, the merger agreement provides that, at any time prior to CBOE Holdings stockholders approving the share issuance proposal, provided that CBOE Holdings and its subsidiaries have complied with their non-solicitation restrictions, the CBOE Holdings board may, solely in response to a CBOE Holdings superior proposal (as described on page 195 of this joint proxy statement/prospectus) received on or after the date of the merger agreement that has not been withdrawn or abandoned and that did not result from a breach of the merger agreement, make a CBOE Holdings adverse recommendation change (as described on page 195 of this joint proxy statement/prospectus) and may cause CBOE Holdings to terminate the merger agreement and concurrently enter into a binding definitive agreement to effect such CBOE Holdings superior proposal if CBOE Holdings has taken certain actions and the CBOE Holdings board determines in good faith (after consultation with CBOE Holdings' outside legal counsel) that such CBOE Holdings acquisition proposal continues to constitute a CBOE Holdings superior proposal (as described under "The Merger Agreement—CBOE Holdings Acquisition Proposals" and "The Merger Agreement—Special Meeting of CBOE Holdings Stockholders; Recommendation of the CBOE Holdings Board" beginning on page 193 and 198, respectively).

Termination of the Merger Agreement (see page 216)

  Termination by CBOE Holdings or Bats

        The merger agreement may be terminated prior to the effective time of the merger by the mutual written consent of CBOE Holdings and Bats. Also, either CBOE Holdings or Bats may terminate the merger agreement at any time prior to the effective time of the merger if:

  •
  any court of competent jurisdiction or other government entity has issued a judgment, order, injunction, rule or decree, or taken any other action, enjoining, restraining or otherwise prohibiting or making illegal the consummation of the merger, the subsequent merger or any of the other transactions contemplated by the merger agreement or imposing a burdensome effect on the consummation thereof and such judgment, order, injunction, rule or decree has become final and nonappealable (provided that the right to terminate the merger agreement for this reason will not be available to any party that has failed to use its reasonable best efforts to contest, resolve or lift, as applicable, such judgment, order, injunction, rule, decree or other action);

  •
  the Bats stockholder meeting (including any adjournment or postponement thereof) was held to obtain the approval of the proposal to adopt the merger agreement and concluded without obtaining such approval (provided that Bats may not terminate the merger agreement for this reason if Bats has not complied with its obligations under the merger agreement with respect to not soliciting Bats acquisition proposals and the holding of such stockholder meeting);

  •
  the CBOE Holdings stockholder meeting (including any adjournment or postponement thereof) was held to obtain the share issuance proposal and concluded without obtaining such approval (provided that CBOE Holdings may not terminate the merger agreement for this reason if CBOE Holdings has not complied with its obligations under the merger agreement with respect to not soliciting CBOE Holdings acquisition proposals and the holding of such stockholder meeting); or

  •
  the merger is not completed on or before July 25, 2017 (or, if extended pursuant to the merger agreement, October 23, 2017) (the "outside date") (provided, that neither CBOE Holdings nor Bats has the right to terminate the merger agreement for this reason if the failure to consummate the merger by such date results from the material breach by CBOE Holdings, Merger Sub or Merger LLC (in the case of termination by CBOE Holdings) or Bats (in the case of termination by Bats) of any of its covenants or agreements contained in the merger agreement).

  Termination by CBOE Holdings

        CBOE Holdings may terminate the merger agreement as follows:

  •
  if Bats breaches or fails to perform in any material respect any of its representations, warranties, covenants or agreements contained in the merger agreement, which breach or failure to perform (i) would give rise to the failure of a condition to CBOE Holdings' obligation to complete the merger and (ii) cannot be or has not been cured within the period specified in the merger agreement;

  •
  if, prior to Bats stockholders approving the proposal to adopt the merger agreement, the Bats board or any committee thereof has (i) effected a Bats adverse recommendation change (whether or not permitted to do so under the terms of the merger agreement), (ii) adopted, approved, endorsed, declared advisable or recommended to Bats stockholders a Bats acquisition proposal other than the merger, (iii) failed to publicly reaffirm the Bats recommendation within three business days following receipt of a written request by CBOE Holdings to provide such reaffirmation after a Bats acquisition proposal has been publicly disclosed or has become publicly known, (iv) failed to include in this joint proxy statement/prospectus the Bats recommendation or included in this joint proxy statement/prospectus any proposal to vote upon or consider any Bats acquisition proposal other than the merger or (v) failed to recommend against a competing tender offer or exchange offer for 20% or more of the outstanding capital stock of Bats within ten business days after commencement of such offer;

  •
  if Bats breaches in any material respect any of its obligations with respect to not soliciting Bats acquisition proposals; or

  •
  if, prior to the CBOE Holdings stockholders approving the share issuance proposal, CBOE Holdings terminates the merger agreement in order to enter into a definitive agreement to effect a CBOE Holdings superior proposal, so long as CBOE Holdings has complied with its obligations with respect to not soliciting CBOE Holdings acquisition proposals and enters into such definitive agreement concurrently with the termination of the merger agreement and pays the termination fee in accordance with the procedures and time periods specified in the merger agreement.

  Termination by Bats

        Bats may terminate the merger agreement as follows:

  •
  if CBOE Holdings, Merger Sub or Merger LLC breaches or fails to perform in any material respect any of its representations, warranties, covenants or agreements contained in the merger agreement, which breach or failure to perform (i) would give rise to the failure of a condition to Bats' obligation to complete the merger and (ii) cannot be or has not been cured within the period specified in the merger agreement;

  •
  if prior to the CBOE Holdings stockholders approving the share issuance proposal, the CBOE Holdings board or any committee thereof has (i) effected a CBOE Holdings adverse recommendation change (whether or not permitted to do so under the terms of the merger agreement), (ii) adopted, approved, endorsed, declared advisable or recommended to CBOE Holdings stockholders a CBOE Holdings acquisition proposal other than the merger, (iii) failed to publicly reaffirm the CBOE Holdings recommendation within three business days following receipt of a written request by Bats to provide such reaffirmation after a CBOE Holdings acquisition proposal has been publicly disclosed or has become publicly known, (iv) failed to include in this joint proxy statement/prospectus the CBOE Holdings' recommendation or included in this joint proxy statement/prospectus any proposal to vote upon or consider any CBOE Holdings acquisition proposal other than the merger or (v) failed to recommend against a competing tender offer or exchange offer for 20% or more of the outstanding capital stock of CBOE Holdings within ten business days after commencement of such offer;

  •
  if CBOE Holdings breaches in any material respect any of its obligations with respect to not soliciting CBOE Holdings acquisition proposals; or

  •
  if, prior to Bats stockholders approving the proposal to adopt the merger agreement, Bats terminates the merger agreement in order to enter into a definitive agreement to effect a Bats superior proposal, so long as Bats has complied with its obligations with respect to not soliciting Bats acquisition proposals and enters into such definitive agreement concurrently with the termination of the merger agreement, and pays the termination fee in accordance with the procedures and time periods specified in the merger agreement.

Termination Fees and Expenses (see page 218)

        CBOE Holdings must pay Bats a termination fee of $110.0 million if the merger agreement is terminated under certain specified circumstances, including (i) following a failure by Bats or CBOE Holdings to obtain the requisite stockholder approvals, if CBOE Holdings enters into a transaction with respect to a CBOE Holdings acquisition proposal within 12 months of such termination, or (ii) if Bats terminates the merger agreement following a CBOE Holdings adverse recommendation change.

        Bats must pay CBOE Holdings a termination fee of $110.0 million if the merger agreement is terminated under certain specified circumstances, including (i) following a failure by CBOE Holdings or Bats to obtain the requisite stockholder approvals, if Bats enters into a transaction with respect to a Bats acquisition proposal within 12 months of such termination, or (ii) if CBOE Holdings terminates the merger agreement following a Bats adverse recommendation change.

        If the merger agreement is terminated under certain circumstances, CBOE Holdings or Bats may be required to reimburse the other party for its expenses incurred in connection with the merger in an aggregate amount not to exceed $10 million.

Material U.S. Federal Income Tax Consequences (see page 156)

        The merger and subsequent merger, taken together, are intended to constitute a reorganization within the meaning of Section 368(a) of the Code. It is a condition to the completion of the merger that each of CBOE Holdings and Bats each receives a written opinion from its counsel that for U.S. federal income tax purposes (i) the merger and subsequent merger, taken together, will constitute a reorganization within the meaning of Section 368(a) of the Code and (ii) CBOE Holdings and Bats will each be a party to this reorganization within the meaning of Section 368(b) of the Code. Assuming that treatment is proper, (i) a holder of Bats common stock who receives solely shares of CBOE Holdings common stock in the merger generally will not recognize gain or loss for U.S. federal income tax purposes, except with respect to the receipt of cash in lieu of a fractional share of CBOE Holdings common stock and (ii) a holder of Bats common stock who receives a combination of CBOE Holdings common stock and cash in the merger will recognize gain but not loss, and such holder's taxable gain in that case will not exceed the cash the holder receives in the merger. A holder of Bats common stock who receives solely cash in the merger will recognize gain or loss.

        Tax matters are complicated, and the tax consequences of the merger to each holder of Bats common stock will depend on such stockholder's particular facts and circumstances For a more detailed description of the U.S. federal income tax consequences of the exchange of Bats shares in the merger, see "The Merger—Material U.S. Federal Income Tax Consequences" beginning on page 156.

Accounting Treatment (see page 160)

        CBOE Holdings will account for the acquisition of shares of Bats common stock through the merger in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification 805, Business Combinations, which we refer to as "ASC 805." In determining the acquirer for accounting purposes, CBOE Holdings considered the factors required under ASC 805 and determined that CBOE Holdings will be considered the acquirer of Bats for accounting purposes.

Risk Factors (see page 42)

        In evaluating the merger, the merger agreement or the issuance of shares of CBOE Holdings common stock pursuant to the merger agreement, you should carefully read this joint proxy statement/prospectus and especially consider the factors discussed in the section entitled "Risk Factors" beginning on page 42.

CBOE Holdings' Dividend Policy

        CBOE Holdings has paid quarterly dividends since its initial public offering in 2010 and intends to continue paying regular quarterly dividends to its stockholders. However, any decision to pay dividends on its common stock will be at the discretion of the CBOE Holdings board, which may determine not to declare dividends at all or at a reduced amount. See "The Merger—CBOE Holdings' Dividend Policy" beginning on page 154.

Comparison of Rights of CBOE Holdings Stockholders and Bats Stockholders (see page 377)

        As a result of the merger, Bats stockholders will become CBOE Holdings stockholders, unless such stockholders elect to receive and actually receive only cash consideration. Following the completion of the merger, Bats stockholders who receive shares of CBOE Holdings common stock will have the same rights as CBOE Holdings stockholders. However, due to differences in the governing documents of Bats and CBOE Holdings, the rights of former Bats stockholders as CBOE Holdings stockholders will be different from the rights they had as Bats stockholders. Certain of these differences are described in detail under "Comparison of Rights of CBOE Holdings Stockholders and Bats Stockholders" beginning on page 377.

Expenses (see page 222)

        Generally, all fees and expenses incurred in connection with the merger, the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring those expenses, subject to the specific exceptions discussed in this joint proxy statement/prospectus.

Summary Selected Historical Consolidated Financial Data for CBOE Holdings

        The following tables set forth the summary selected historical consolidated financial data for CBOE Holdings and its consolidated subsidiaries. The summary selected consolidated financial data as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 have been derived from CBOE Holdings' audited consolidated financial statements and related notes contained in its Annual Report on Form 10-K for the year ended December 31, 2015, which are incorporated by reference into this joint proxy statement/prospectus. The summary selected consolidated financial data as of December 31, 2013, 2012 and 2011 and for the years ended December 31, 2012 and 2011 have been derived from CBOE Holdings' audited consolidated financial statements and related notes for such years, which have not been incorporated by reference into this joint proxy statement/prospectus. The summary selected consolidated financial data as of September 30, 2016 and 2015 and for the nine months ended September 30, 2016 and 2015 have been derived from CBOE Holdings' unaudited condensed consolidated financial statements and related notes contained in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, which is incorporated by reference into this joint proxy statement/prospectus. The results for the nine months ended September 30, 2016 and 2015 are not necessarily indicative of the results that may be expected for the entire fiscal year. CBOE Holdings' unaudited interim financial statements reflect all adjustments that management of CBOE Holdings considers necessary for the fair presentation of CBOE Holdings' financial position and results of operations as of September 30, 2016 and 2015 and for the nine months ended September 30, 2016 and 2015 in accordance with United States generally accepted accounting principles ("GAAP"). Historical results are not necessarily indicative of the results that may be expected for any future period.

        This summary selected historical consolidated financial data should be read in conjunction with CBOE Holdings' audited consolidated financial statements, the notes related thereto and the related "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in CBOE Holdings' Annual Report on Form 10-K for the year ended December 31, 2015 and CBOE Holdings' unaudited condensed consolidated financial statements, the notes related thereto and the related "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in CBOE Holdings' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016. See "Where You Can Find More Information" beginning on page 422.

	Nine Months Ended September 30,		Year Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
	(in thousands, except per share data)
Income Statement Data:
Total operating revenues	$481,866	$478,599	$634,545	$617,225	$572,050	$512,338	$508,144
Total operating expenses	258,768	234,565	314,617	303,424	286,236	268,241	266,512

Operating income	223,098	244,034	319,928	313,801	285,814	244,097	241,632
Total other income (expense)	8,519	326	4,096	(4,104)	(2,158)	(1,546)	(1,548)

Income before income taxes	231,617	244,360	324,024	309,697	283,656	242,551	240,084
Income tax provision	91,059	89,739	119,001	119,983	107,657	85,156	100,678

Net income	$140,558	$154,621	$205,023	$189,714	$175,999	$157,395	$139,406

Net income allocated to common stockholders	$139,974	$153,945	$204,125	$188,392	$173,863	$155,254	$136,582

Net income per share allocated to common stockholders
Basic	$1.72	$1.85	$2.46	$2.21	$1.99	$1.78	$1.52
Diluted	1.72	1.85	2.46	2.21	1.99	1.78	1.52
Cash dividends declared per share(1)(2)	0.71	0.65	0.88	0.78	1.16	1.29	0.44

	Nine Months Ended September 30,		Year Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
	(in thousands)
Balance Sheet Data:
Total Assets	$441,342	$397,419	$384,788	$383,901	$441,589	$338,858	$327,868
Total liabilities	139,177	137,602	125,143	133,834	157,072	99,736	91,598
Redeemable noncontrolling interests	12,600	—	—	—	—	—	—
Total stockholders' equity	289,565	259,817	259,645	250,067	284,517	239,122	236,270
Average daily volume by product(3)
Equities	1,430	1,602	1,559	1,939	1,721	1,977	2,048
Indexes	1,712	1,645	1,620	1,613	1,479	1,217	1,271
Exchange-trade products	1,268	1,341	1,274	1,507	1,353	1,247	1,462

Total options average daily volume	4,410	4,588	4,453	5,059	4,553	4,441	4,781
Futures	240	211	205	201	159	96	48

Total average daily volume	4,650	4,799	4,658	5,260	4,712	4,537	4,829

(1)
On December 11, 2012, the CBOE Holdings board declared a special cash dividend of $0.75 per share. This was in addition to CBOE Holdings' quarterly cash dividends which aggregated to $0.54 per share for the year ended December 31, 2012.

(2)
On December 10, 2013, the CBOE Holdings board declared a special cash dividend of $0.50 per share. This was in addition to CBOE Holdings' quarterly cash dividends which aggregated to $0.66 per share for the year ended December 31, 2013.

(3)
Average daily volume equals the total contracts traded during the period divided by the number of trading days in the period.

Summary Selected Historical Financial Data for Bats

        The following tables set forth the summary selected historical consolidated financial data for Bats and its subsidiaries. The summary selected consolidated financial data as of December 31, 2015 and 2014 and for the fiscal years ended December 31, 2015, 2014 and 2013 have been derived from Bats' audited consolidated financial statements and related notes contained elsewhere in this joint proxy statement/prospectus. The selected consolidated financial data as of December 31, 2013, 2012 and 2011 and for the years ended December 31, 2012 and 2011 have been derived from Bats' audited consolidated financial statements for such years, which have not been included in this joint proxy statement/prospectus. The summary selected consolidated financial data as of September 30, 2016 and 2015 and for the nine months ended September 30, 2016 and 2015 have been derived from Bats' unaudited condensed consolidated financial statements and related notes for the quarterly period ended September 30, 2016, which are included elsewhere in this joint proxy statement/prospectus. The results for the nine months ended September 30, 2016 and 2015 are not necessarily indicative of the results that may be expected for the entire fiscal year. Bats' unaudited interim financial statements reflect all adjustments that management of Bats considers necessary for the fair presentation of Bats' financial position and results of operations as of September 30, 2016 and 2015 and for the nine months ended September 30, 2016 and 2015 in accordance with GAAP. Historical results are not necessarily indicative of the results that may be expected for any future period.

        This summary selected consolidated financial data should be read in conjunction with Bats' audited consolidated financial statements, the notes related thereto and the related "Bats Management's Discussion and Analysis of Financial Condition and Results of Operations" and Bats' unaudited condensed consolidated financial statements, the notes related thereto and the related "Bats Management's Discussion and Analysis of Financial Condition and Results of Operations," each of which is included elsewhere in this joint proxy statement/prospectus.

	Nine Months Ended September 30,		Year Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
	(in millions, except per share data)
Consolidated Statements of Operations Data:
Revenues:
Transaction fees	$1,011.1	$970.1	$1,290.2	$1,009.9	$612.8	$645.3	$695.4
Regulatory transaction fees(1)	222.8	207.0	275.7	272.0	127.4	148.1	156.4
Market data fees	110.1	99.4	131.0	110.3	59.4	60.3	55.6
Connectivity fees and other	74.4	58.7	81.8	66.0	41.9	31.0	19.2

Total revenues	1,418.4	1,335.2	1,778.7	1,458.2	841.5	884.7	926.6
Cost of revenues:
Liquidity payments	832.5	805.7	1,070.7	831.4	474.7	508.2	566.1
Section 31 fees(1)	222.8	207.0	275.7	272.0	127.4	148.1	156.4
Routing and clearing	32.6	36.7	47.9	47.3	42.6	51.5	76.1

Total cost of revenues	1,087.9	1,049.4	1,394.3	1,150.7	644.7	707.8	798.6

Revenues less cost of revenues	330.5	285.8	384.4	307.5	196.8	176.9	128.0
Operating expenses:
Compensation and benefits	68.7	58.4	79.7	87.0	41.5	48.4	42.9
Depreciation and amortization	31.2	28.5	40.8	28.4	15.2	17.0	8.4
Systems and data communication	13.5	21.4	27.2	23.5	9.6	11.9	10.1
Occupancy	2.1	2.4	3.1	4.2	1.9	2.3	1.5
Professional and contract services	10.5	8.9	11.1	6.5	8.1	9.2	10.3
Regulatory costs	8.6	8.6	11.1	12.1	5.4	5.7	5.5
Change in fair value of contingent consideration liability	2.2	1.7	2.8	—	—	12.4	0.3
Impairment of assets	—	—	—	—	3.5	0.2	—
General and administrative	17.8	20.9	26.3	26.2	10.0	10.5	10.7

Total operating expenses	154.6	150.8	202.1	187.9	95.2	117.6	89.7

Operating income	175.9	135.0	182.3	119.6	101.6	59.3	38.3
Interest (expense) income, net	(29.9)	(34.2)	(46.6)	(27.3)	(25.8)	(0.6)	0.1
Loss on extinguishment of debt	(17.6)	—	—	(13.6)	—	—	—
Equity in earnings in EuroCCP	1.2	1.0	1.2	1.1	—	—	—
Other income (expense)	0.2	1.6	1.8	0.5	(0.2)	(0.6)	(0.1)

Income before income tax provision	129.8	103.4	138.7	80.3	75.6	58.1	38.3
Income tax provision	53.3	42.9	56.5	31.1	28.8	26.5	14.8

Net income	$76.5	$60.5	$82.2	$49.2	$46.8	$31.6	$23.5

Earnings per share:
Basic	$0.81	$0.64	$0.87	$0.53	$0.71	$0.48	$0.44
Diluted	$0.79	$0.64	$0.87	0.53	$0.71	$0.48	$0.43
Weighted average shares outstanding:
Basic	94.8	94.5	94.6	92.2	66.0	65.5	53.0
Diluted	96.4	95.2	95.0	92.7	66.3	66.2	54.5
Distributions per share	$0.08	$—	$—	$2.69	$—	$6.05	$—

(1)
As national securities exchanges, BZX, Bats BYX Exchange, Inc. ("BYX"), Bats EDGX Exchange, Inc. ("EDGX") and Bats EDGA Exchange, Inc. ("EDGA") are assessed fees pursuant to Section 31 of the Exchange Act. Section 31 fees are assessed on the notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. Section 31 fees are paid directly to the SEC, and the national securities exchanges then pass these costs along to their members as regulatory transaction fees, recognizing these amounts as incurred in cost of revenues and revenues, respectively.

	As of September 30,		Year Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
		(in millions)
Consolidated Statements of Financial Condition Data:
Total assets	1,217.7	1,278.0	1,307.0	1,000.1	452.3	469.6	594.9
Total liabilities	782.9	914.0	927.1	695.9	312.3	381.9	148.3
Stockholders' equity	434.8	364.0	379.9	304.2	140.0	87.7	446.6

	Nine Months Ended September 30,		Year Ended December 31,
	2016	2015	2015	2014		2013		2012		2011
	(in millions except for trading days, earnings per share, percentages and as noted below)
U.S. Equities:
Average daily volume (ADV) (in billions of shares):
Matched shares	1.6	1.5	1.5	1.2		0.6		0.7		0.9
Routed shares	—	—	0.1	0.1		0.1		0.1		0.1

Total touched shares	1.6	1.5	1.6	1.3		0.7		0.8		1.0

Market ADV	7.4	6.9	6.9	6.4		6.2		6.4		7.8

Number of trading days	189	188	252	252		252		250		252
Net capture per one hundred touched shares(1)	$0.021	$0.021	$0.021	$0.022		$0.024		$0.023		$0.017
Market share(2)	20.8%	21.1%	21.1%	19.4%		10.4%		11.9%		11.3%
European Equities:
Average daily notional value (ADNV) (in billions):
Matched and touched	€10.8	€12.7	€12.4	€8.6		€7.5		€7.6		€8.1
Market ADNV	€46.6	€52.4	€50.8	€39.7		€32.6		€30.9		€38.6
Number of trading days	193	192	257	256		256		257		257
Net capture per matched notional value (in basis points)(1)	0.150	0.132	0.133	0.162		0.167		0.113		0.045
Market share(2)	23.2%	24.2%	24.4%	21.6%		23.1%		24.6%		7.0%
U.S. Options:
ADV (in millions of contracts):
Matched contracts	1.7	1.6	1.5	0.8		0.6		0.5		0.5
Routed contracts	—	—	0.1	—		—		—		0.1

Total touched contracts	1.7	1.6	1.6	0.8		0.6		0.5		0.6

Market ADV	15.8	16.3	16.1	16.6		15.9		15.7		17.6
Number of trading days	189	188	252	252		252		250		252
Net capture per touched contract(1)	$0.053	$0.024	$0.030	$0.046		$0.058		$0.063		$(0.010)
Market share(2)	11.0%	9.9%	9.6%	4.8%		3.7%		3.3%		3.1%
Global FX:
ADNV (in billions)	$27.0	$26.9	$25.8		*		*		*	*
Number of trading days	195	144	209		*		*		*	*
Net capture per one million dollars traded(1)	$2.68	$3.00	$2.95		*		*		*	*

(1)
"Net capture per one hundred touched shares" refers to annual transaction fees less liquidity payments and routing and clearing costs divided by the product of one-hundredth ADV of touched shares on BZX, BYX, EDGX and EDGA and the number of trading days. "Net capture per matched notional value" refers to annual transaction fees less liquidity payments in British pounds divided by the product of ADNV in British pounds of shares matched on Bats Trading Limited (a U.K. operator of Bats' multilateral trading facility and Bats' Regulated Market, under its Recognised Investment Exchange status, which is referred to as "Bats Europe") and the number of trading days. "Net capture per touched contract" refers to annual transaction fees less liquidity payments and routing and clearing costs divided by the product of ADV of touched contracts and the number of trading days. "Net capture per one million dollars traded" refers to annual transaction fees less liquidity payments, if any, divided by the product of one thousandth of ADNV traded on the Bats Hotspot ("Bats Hotspot") FX market and the number of trading days, divided by two, which represents the buyer and seller that are both charged on the transaction.

(2)
"market share," "share of the market" or "share of trading" with respect to:

(i)
the U.S. equity market or specific securities in such market, such as NASDAQ- or NYSE-listed securities, during any period, means the number of shares of such U.S. listed cash equity securities and ETPs that were matched on BZX, BYX, EDGX and EDGA during such period divided by the total number of shares of such U.S. listed cash equity securities and ETPs that all national securities exchanges and the FINRA Trade Reporting Facilities reported as having been matched during such period;

(ii)
the U.S. equity options market during any period, means the number of U.S. listed equity option contracts that were matched on BZX and EDGX during such period divided by the total number of U.S. listed equity option contracts that all national securities exchanges reported as having been matched during such period; or

(iii)
European trading in the securities traded on Bats Europe for any period, means the total notional value of shares of European listed cash equity securities and ETPs that were matched on Bats Europe, respectively, during such period divided by the total notional value of all trades in the securities and ETPs available for trading on Bats Europe, respectively, during both continuous trading or an auction phase that the major European national securities exchanges and major multilateral trading facilities ("MTFs") reported as having been matched during such period. The total notional value of all such trades does not include the notional value of over-the-counter ("OTC") trades. The total notional value of all trades in the securities and ETPs available for trading on Bats Europe in the denominator of the calculation above will be affected to the extent that additional securities and ETPs are made available for trading on Bats Europe, respectively, during such period or by the inclusion of market data from additional European national securities exchanges or MTFs. Due to the lack of a consolidated European reporting tape, Bats Europe's share of European trading is based on public data provided by third-party sources and represents Bats' best estimate of market share.

 Summary Selected Unaudited Pro Forma Condensed Combined Financial Information

        The following summary selected unaudited pro forma condensed combined statement of operations data for the nine months ended September 30, 2016 and the year ended December 31, 2015 reflect the merger and related financing transactions as if they had occurred on January 1, 2015. The following summary selected unaudited pro forma condensed combined balance sheet data as of September 30, 2016 reflect the merger and related financing transactions as if they had occurred on September 30, 2016.

        As explained in more detail in the accompanying notes to the unaudited pro forma condensed combined financial information, the acquisition accounting is dependent upon certain valuations and other analyses that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. See "CBOE Holdings, Inc. and Bats Global Markets, Inc. Unaudited Pro Forma Condensed Combined Financial Statements" beginning on page 398. The summary selected unaudited pro forma condensed combined financial data is based on the historical financial statements of CBOE Holdings and Bats and certain assumptions and adjustments as discussed in the accompanying notes to the unaudited pro forma condensed combined financial information, including assumptions relating to the allocation of the consideration paid for Bats based on preliminary estimates of the fair value of the assets acquired and liabilities assumed, and may be revised. There can be no assurance that such revisions will not result in material changes to the information presented. The summary selected unaudited pro forma condensed combined financial information is provided for illustrative purposes only and is not necessarily indicative of what the operating results or financial position of CBOE Holdings or Bats would have been had the merger and related financing transactions been completed at the beginning of the period or on the date indicated, nor are they necessarily indicative of any future operating results or financial position. CBOE Holdings and Bats may have performed differently had they been combined during the periods presented. The summary selected unaudited pro forma condensed combined financial information does not reflect the full amount of the permanent financing that CBOE Holdings is seeking to obtain, any cost savings from operating efficiencies, any other potential synergies or the costs necessary to achieve any such savings or synergies. The following should be read in connection with the section of this joint proxy statement/prospectus entitled "CBOE Holdings, Inc. and Bats Global Markets, Inc. Unaudited Pro Forma Condensed Combined Financial Statements" beginning on page 398 and other information included in or incorporated by reference into this joint proxy statement/prospectus.

Unaudited Pro Forma Condensed Combined Statement of Operations Data

	Nine Months Ended September 30, 2016	Year Ended December 31, 2015
	(in thousands, except per share data)
Total operating revenue	$812,278	$1,019,055
Net income allocated to common stockholders	$190,496	$249,645
Net income per share allocated to common stockholders:
Basic	$1.69	$2.20
Diluted	$1.69	$2.20
Weighted average shares used in computing income per share:
Basic	111,826	113,354
Diluted	112,339	113,370

 Unaudited Pro Forma Condensed Combined Balance Sheet Data

As of September 30, 2016
(in thousands)
Total assets	$5,282,248
Short-term debt	$642,032
Long-term debt	$994,825
Total stockholders' equity	$2,369,280

 Unaudited Pro Forma Combined Per Share Information

        The following unaudited pro forma combined per share information for the nine months ended September 30, 2016 and the year ended December 31, 2015 reflects the merger and related financing transactions as if they had occurred on January 1, 2015. The unaudited pro forma combined book value per share of common stock reflects the merger and related financing transactions as if they had occurred on September 30, 2016.

        As explained in more detail in the accompanying notes to the unaudited pro forma condensed combined financial information, the acquisition accounting is dependent upon certain valuations and other analyses that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. See "CBOE Holdings, Inc. and Bats Global Markets, Inc. Unaudited Pro Forma Condensed Combined Financial Statements" beginning on page 398. The unaudited pro forma combined per share information is based on the historical financial statements of CBOE Holdings and Bats and certain assumptions and adjustments as discussed in the accompanying notes to the unaudited pro forma condensed combined financial information, including assumptions relating to the allocation of the consideration paid for Bats based on preliminary estimates of the fair value of the assets acquired and liabilities assumed, and may be revised. There can be no assurance that such revisions will not result in material changes to the information presented. This unaudited pro forma combined per share information is provided for illustrative purposes only and is not necessarily indicative of what the operating results or financial position of CBOE Holdings or Bats would have been had the merger and related financing transactions been completed at the beginning of the period or on the date indicated, nor are they necessarily indicative of any future operating results or financial position. CBOE Holdings and Bats may have performed differently had they been combined during the periods presented. The unaudited pro forma combined per share information does not reflect the full amount of the permanent financing that CBOE Holdings is seeking to obtain, any cost savings from operating efficiencies, any other potential synergies or the costs necessary to achieve any such savings or synergies. The following should be read in connection with the section of this joint proxy statement/prospectus entitled "CBOE Holdings, Inc. and Bats Global Markets, Inc. Unaudited Pro Forma Condensed Combined Financial Statements" beginning on page 398 and other information included in or incorporated by reference into this joint proxy statement/prospectus.

        The historical book value per share is computed by dividing shareholders' equity by the number of shares of common stock outstanding at the end of the period. The pro forma income per share of the combined company is computed by dividing the pro forma income by the pro forma weighted average number of shares outstanding. The pro forma book value per share of the combined company is computed by dividing total pro forma stockholders' equity by the pro forma number of shares of common stock outstanding at the end of the period. The pro forma book value per share of the combined company is computed as if the merger had been completed on September 30, 2016 and December 31, 2015, respectively.

	Nine Months Ended September 30, 2016	Year Ended December 31, 2015
CBOE HOLDINGS HISTORICAL PER COMMON SHARE DATA
Net income allocated to common stockholders:
Basic	$1.72	$2.46
Diluted	$1.72	$2.46
Cash dividends paid per common share	$0.71	$0.88
Book value per common share	$3.56	$3.16
BATS HISTORICAL PER COMMON SHARE DATA
Net income allocated to common stockholders:
Basic	$0.81	$0.87
Diluted	$0.79	$0.87
Cash dividends paid per common share	$0.08	—
Book value per common share	$4.51	$3.97
CBOE HOLDINGS UNAUDITED PRO FORMA COMBINED PER COMMON SHARE DATA
Net income allocated to common stockholders:
Basic	$1.69	$2.20
Diluted	$1.69	$2.20
Cash dividends paid per common share	$0.71	$0.88
Book value per common share	$19.79	$19.65
CBOE HOLDINGS UNAUDITED PRO FORMA EQUIVALENT PER COMMON SHARE DATA(1)
Net income allocated to common stockholders:
Basic	$0.54	$0.70
Diluted	$0.54	$0.70
Cash dividends paid per common share	$0.23	$0.28
Book value per common share	$6.33	$6.29

(1)
Amounts are calculated by multiplying the unaudited pro forma combined per common share amounts by the number of shares of CBOE Holdings common stock to be exchanged for each share of Bats common stock as part of the mixed consideration (0.3201 of a share of CBOE Holdings common stock for each share of Bats common stock).

 Comparative Per Share Market Price Data and Dividend Information

        CBOE Holdings common stock trades on NASDAQ under the symbol "CBOE." Bats common stock trades on BZX under the symbol "BATS." The table below sets forth, for the periods indicated, cash dividends paid per share of CBOE Holdings and Bats common stock and the range of high and low per share sales prices for CBOE Holdings and Bats common stock as reported on NASDAQ and BZX, respectively. For current price information, you should consult publicly available sources.

	CBOE Holdings Common Stock
	High	Low	Dividends Paid
For the quarterly period ended:
March 31, 2014	$59.28	$48.22	$0.18
June 30, 2014	$56.98	$46.84	$0.18
September 30, 2014	$56.36	$46.52	$0.21
December 31, 2014	$65.39	$52.90	$0.21
For the quarterly period ended:
March 31, 2015	$68.00	$56.57	$0.21
June 30, 2015	$59.64	$55.04	$0.21
September 30, 2015	$67.22	$57.41	$0.23
December 31, 2015	$72.53	$63.65	$0.23
For the quarterly period ended:
March 31, 2016	$67.41	$58.43	$0.23
June 30, 2016	$66.95	$61.22	$0.23
September 30, 2016	$71.05	$64.62	$0.25
December 31, 2016 (through December 5, 2016)	$72.94	$61.58	$0.25

	Bats Common Stock
	High	Low	Dividends Paid
For the quarterly period ended:
June 30, 2016 (beginning April 15, 2016)(1)	$28.93	$22.50	$—
September 30, 2016	$33.00	$23.38	$0.08
December 31, 2016 (through December 5, 2016)	$33.08	$28.74	$0.08

(1)
Bats common stock began trading on BZX on April 15, 2016.

        The following table presents the last reported sale price of a share of CBOE Holdings common stock, as reported on NASDAQ, the last reported sale price of a share of Bats common stock, as reported on BZX, and the implied value of the consideration proposed for each share of Bats common stock, in each case, on September 22, 2016, the last full trading day prior to media publications regarding the proposed merger, and on December [    •    ], 2016, the last trading day prior to the printing of this joint proxy statement/prospectus for which it was practicable to include this information.

Date	CBOE Holdings Common Stock	Bats Common Stock	Bats Common Stock Implied Per Share Value(1)
September 22, 2016	$69.41	$26.53	$32.22
December [•], 2016	[•]	[•]	[•]

(1)
Calculated by multiplying the last reported sale price of CBOE Holdings common stock by 0.3201 and adding $10.00 in cash, as mixed consideration provided in the merger agreement. See "The Merger Agreement—Merger Consideration" beginning on page 176.

        The market value of the shares of CBOE Holdings common stock to be issued in exchange for shares of Bats common stock upon the completion of the merger, if applicable, will not be known at the time Bats stockholders vote on the proposal to adopt the merger agreement or at the time CBOE Holdings stockholders vote on the share issuance proposal. The exchange ratio is fixed and will not be adjusted for changes in the stock prices of either company before the merger is completed.

        The above tables show historical stock price comparisons and the implied value of the merger consideration per share of Bats common stock. Because the market prices of CBOE Holdings common stock and Bats common stock will likely fluctuate prior to the merger, these comparisons may not provide meaningful information to CBOE Holdings stockholders in determining whether to approve the share issuance proposal, or to Bats stockholders in determining whether to approve the proposal to adopt the merger agreement. CBOE Holdings stockholders and Bats stockholders are encouraged to obtain current market quotations for CBOE Holdings common stock and Bats common stock and to review carefully the other information contained in this joint proxy statement/prospectus or incorporated by reference into this joint proxy statement/prospectus in considering whether to approve the proposals before them. See "Where You Can Find More Information" beginning on page 422.

RISK FACTORS

        The combined company will be faced with a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control. In addition to the other information contained in this joint proxy statement/prospectus, you should carefully consider the material risks described below before deciding how to vote your shares of stock. You should also read and consider the other information in this joint proxy statement/prospectus and the other documents incorporated by reference into this joint proxy statement/prospectus, including the matters addressed under the heading "Cautionary Statement Concerning Forward-Looking Statements." See also "Where You Can Find More Information."

Risks Relating to the Merger and the Combined Company

The combined company may not realize all of the anticipated benefits of the transactions contemplated by the merger agreement or such benefits may take longer to realize than expected.

        The success of the merger will depend, in part, on the combined company's ability to realize the anticipated benefits from combining the businesses of CBOE Holdings and Bats as further described in the section titled "The Merger—Recommendation of the CBOE Holdings Board and Its Reasons for the Merger" and "The Merger—Recommendation of the Bats Board and Its Reasons for the Merger." The combined company's ability to realize the anticipated benefits of the merger will depend, to a large extent, on the ability of CBOE Holdings to integrate the businesses of Bats with CBOE Holdings. The combination of two independent companies is a complex, costly and time-consuming process. As a result, the combined company will be required to devote significant management attention and resources to integrating the business practices and operations of CBOE Holdings and Bats. The integration process may disrupt the business of either or both of the companies and, if implemented ineffectively, could preclude realization of the full benefits expected by CBOE Holdings and Bats. The failure of the combined company to meet the challenges involved in integrating successfully the operations of CBOE Holdings and Bats or otherwise to realize the anticipated benefits of the proposed transactions could cause an interruption of, or a loss of momentum in, the activities of the combined company and could seriously harm its results of operations. In addition, the overall integration of the two companies may result in material unanticipated problems, expenses, liabilities, competitive responses, loss of client relationships and diversion of management's attention, and may cause the combined company's stock price to decline. The difficulties of combining the operations of the companies include, among others:

  •
  unanticipated issues in integrating information technology, communications and other systems;

  •
  unforeseen expenses or delays associated with the integration or the merger;

  •
  managing a significantly larger company;

  •
  the potential diversion of management focus and resources from other strategic opportunities and from operational matters, and potential disruption associated with the merger;

  •
  maintaining employee morale and retaining key management and other key employees;

  •
  integrating two unique business cultures, which may prove to be incompatible;

  •
  the possibility of faulty assumptions underlying expectations regarding the integration process and expense synergies;

  •
  consolidating corporate and administrative infrastructures and eliminating duplicative operations;

  •
  coordinating geographically separate organizations;

  •
  changes in applicable laws and regulations;

  •
  managing costs or inefficiencies associated with integrating the operations of the combined company; and

  •
  making any necessary modifications to internal financial control standards to comply with the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder.

        Many of these factors will be outside of the combined company's control and any one of them could result in increased costs, decreases in the amount of expected revenues and diversion of management's time and energy, which could materially impact the combined company's business, financial condition and results of operations. In addition, even if the operations of CBOE Holdings and Bats are integrated successfully, the combined company may not realize the full benefits of the proposed transactions, including the synergies, cost savings or growth opportunities that the combined company expects. These benefits may not be achieved within the anticipated time frame, or at all. As a result, CBOE Holdings and Bats cannot assure you that the combination of Bats with CBOE Holdings will result in the realization of the full benefits anticipated from the transactions contemplated by the merger agreement.

A failure to integrate successfully or a material disruption in information technology systems could adversely affect the combined company's business and results of operations.

        The combined company will rely extensively on its information technology systems. The failure of information technology systems to operate effectively, difficulty in integrating the information technology systems of CBOE Holdings and Bats, inconsistencies in standards, controls, procedures and policies and problems with transitioning to upgraded or replacement systems could adversely impact the business of the combined company. In addition, a number of CBOE Holdings' trading permit holders are not connected to Bats' information technology platforms and must complete the process of connecting to these platforms as part of the integration.

        The process of integrating information technology systems may take longer, cost more and provide fewer synergies than initially anticipated. There may also be new regulations adopted during the transition period that require systems changes, which could divert attention away from integration process and cause delays. To the extent this occurs, the benefits of the proposed transaction may be reduced or delayed or may never come to fruition. Although Bats has experience with transitioning other businesses to its information technology platform, there are certain portions of CBOE Holdings' business, such as open outcry trading and complex order trading, that have not yet been addressed by Bats' information technology platform.

        We currently expect to complete the integration of CBOE Holdings' information technology systems with those of Bats in phases over a four-year period following the merger. However, we may not be able to successfully achieve the transition on the timetable currently contemplated, and the transition may not be successful or could encounter various difficulties and unexpected issues. Any delays or issues that we encounter in the transition could have a material adverse effect on the businesses of the combined company and could negatively affect the combined company's reputation, which in turn could have a material adverse effect on the combined company's overall business, results of operations and financial condition, as well as impair customer confidence in the combined company's product offerings and overall services.

If CBOE Holdings' financing for the merger becomes unavailable, the merger may not be completed.

        CBOE Holdings intends to finance all or a portion of the cash component of the merger consideration with debt financing, which may include the bridge facility in an aggregate principal amount of up to $1.65 billion. CBOE Holdings is currently in the process of negotiating a $1.0 billion senior unsecured term facility to replace a portion of the bridge facility and also expects to issue senior unsecured notes prior to the completion of the merger in lieu of drawing the remainder amount on the bridge facility. If these permanent forms of financing are not obtained and CBOE Holdings proceeds to finance the merger with the bridge facility, there are a number of conditions in the debt commitment letter that must be satisfied or waived in order for closing of the debt financing to occur. There is a risk that these conditions will not be satisfied. In the event that the bridge facility contemplated by the debt commitment letter is not available and the anticipated permanent financing is not obtained, CBOE Holdings may be required to obtain alternative financing on terms that are less favorable to CBOE Holdings than those in the debt commitment letter. In addition, any alternative financing may not be available on acceptable terms, in a timely manner or at all. While obtaining financing is not a condition to CBOE Holdings' obligation to effect the merger under the merger agreement, if other financing becomes necessary and CBOE Holdings is unable to secure such other financing, the merger may not be completed.

CBOE Holdings expects to incur substantial indebtedness to finance the merger, which may decrease CBOE Holdings' business flexibility and adversely affect CBOE Holdings' financial results.

        In addition to using cash on hand at CBOE Holdings and Bats, the combined company expects to incur indebtedness of up to approximately $1.65 billion to finance a portion of the cash component of the merger consideration, to refinance existing indebtedness of Bats and its subsidiaries and to pay related fees and expenses. Prior to entering into the merger agreement, CBOE Holdings did not have any indebtedness and was not subject to any financial covenants. The financial and other covenants to which CBOE Holdings has agreed or may agree to in connection with the incurrence of new indebtedness, and the combined company's increased indebtedness may have the effect, among other things, of reducing the combined company's flexibility to respond to changing business and economic conditions, thereby placing the combined company at a competitive disadvantage compared to competitors that have less indebtedness and making the combined company more vulnerable to general adverse economic and industry conditions. The combined company's increased indebtedness will also increase borrowing costs, and the covenants pertaining thereto may also limit the combined company's ability to repurchase shares of CBOE Holdings common stock, increase dividends or obtain additional financing to fund working capital, capital expenditures, acquisitions or general corporate requirements. The combined company will also be required to dedicate a larger portion of its cash flow from operations to payments on its indebtedness, thereby reducing the availability of its cash flow for other purposes, including working capital, capital expenditures and general corporate purposes. In addition, the terms and conditions of such debt may not be favorable to the combined company and, as such, could further increase the costs of the merger, as well as the overall burden of such debt upon the combined company and the combined company's business flexibility. Further, if any portion of the combined company's borrowings is at variable rates of interest, the combined company will be exposed to the risk of increased interest rates unless the combined company enters into offsetting hedging transactions.

        The combined company's ability to make payments on and to refinance its debt obligations and to fund planned capital expenditures will depend on its ability to generate cash from the combined company's operations. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond the combined company's control.

        The combined company may not be able to refinance any of its indebtedness on commercially reasonable terms, or at all. If the combined company cannot service its indebtedness, the combined company may have to take actions such as selling assets, seeking additional equity or reducing or delaying capital expenditures, strategic acquisitions, investments and alliances, any of which could impede the implementation of the combined company's business strategy or prevent the combined company from entering into transactions that would otherwise benefit its business. Additionally, the combined company may not be able to effect such actions, if necessary, on commercially reasonable terms, or at all.

        Any of the foregoing consequences could adversely affect the combined company's financial results.

Deterioration in CBOE Holdings' credit profile may increase its costs of borrowing money.

        CBOE Holdings has received an investment grade credit rating from S&P Global Ratings (BBB+) and a provisional investment grade rating from Moody's Investor Service (Baa1). (Ratings from credit agencies are not recommendations to buy, sell or hold CBOE Holdings' securities, and each rating should be evaluated independently of any other rating.) There is no assurance that CBOE Holdings will maintain such credit ratings, since credit ratings may be lowered or withdrawn entirely by a rating agency if, in its judgment, the circumstances warrant. If a rating agency were to downgrade CBOE Holdings' rating below investment grade, CBOE Holdings' borrowing costs and the costs of the transactions contemplated by the merger agreement would increase. Further, the provisional rating from Moody's Investor Service is based on the assumption that the merger will close in accordance with the terms of the merger agreement. Upon the effective time of the merger, the provisional rating will be converted to a definitive rating, subject to review of the final terms. There is no assurance that Moody's Investor Service will assign the same rating to CBOE Holdings following the merger.

The price of CBOE Holdings common stock might increase or decline prior to the completion of the merger, which change the value of the merger consideration to be received by Bats stockholders pursuant to the merger agreement. Further, at the CBOE Holdings and Bats special meetings, CBOE Holdings stockholders and Bats stockholders will not know the exact value of CBOE Holdings common stock that will be issued pursuant to the merger agreement.

        The market price of CBOE Holdings common stock at the time the merger is completed may vary significantly from the price on the date of the merger agreement or from the price on the date of the CBOE Holdings special meeting and Bats special meeting. On September 22, 2016, the last full trading day prior to media publications regarding the proposed merger, CBOE Holdings common stock closed at $69.41 per share as reported on NASDAQ, and on September 23, 2016, the last full day of trading prior to the announcement of the merger agreement, CBOE Holdings common stock closed at $70.30 per share as reported on NASDAQ. If the market price of CBOE Holdings common stock increases above $70.30, the market value of the merger consideration will be greater than $32.50 per share of Bats common stock. If the market price of CBOE Holdings common stock decreases significantly prior to the Bats stockholder vote on the adoption of the merger agreement, it may be difficult to obtain Bats stockholder approval of the proposal to adopt the merger agreement.

        Upon completion of the merger, Bats stockholders will be entitled to receive for each share of Bats common stock that they own, at the election of each stockholder, subject to proration and adjustment, consideration in the form of a combination of CBOE Holdings common stock and cash, only cash or only CBOE Holdings common stock. The proportion of the merger consideration payable in CBOE Holdings common stock is fixed and will not be adjusted for changes in the stock prices of either company before the merger is completed, and even if a Bats stockholder elects to receive all cash in the merger, the amount of cash to which such stockholder is entitled will depend on the price of CBOE Holdings common stock. As a result, any changes in the market price of CBOE Holdings common stock will have a corresponding effect on the market value of the merger consideration. Neither party, however, has a right to terminate the merger agreement based upon changes in the market price of CBOE Holdings common stock or Bats common stock.

        CBOE Holdings and Bats are working to complete the merger as promptly as practicable. CBOE Holdings currently expects that the merger will be completed in the first half of 2017, subject to the satisfaction or waiver of the conditions to the merger. Because the date when the proposed transactions are completed will be later than the date of the CBOE Holdings and Bats special meetings, CBOE Holdings stockholders and Bats stockholders will not know the exact value of the CBOE Holdings common stock that will be issued pursuant to the merger agreement at the time they vote on the share issuance proposal, in the case of CBOE Holdings stockholders, or on the proposal to adopt the merger agreement, in the case of Bats stockholders. As a result, if the market price of CBOE Holdings common stock upon the completion of the merger is lower than the market price on the date of the Bats special meeting, the market value of the merger consideration received by Bats stockholders pursuant to the merger agreement will be lower than the market value of the merger consideration at the time of the vote by the Bats stockholders. Moreover, during the period between the CBOE Holdings and Bats special meetings and the completion of the merger, events, conditions or circumstances could arise that could have a material impact or effect on CBOE Holdings, Bats or the industries in which they operate.

If the combined company is unable to manage its growth, its business and financial results could suffer.

        The combined company's future financial results will depend in part on its ability to manage its core businesses, including any growth that the combined company may be able to achieve. Over the past several years, each of CBOE Holdings and Bats has engaged in the identification of, and competition for, growth and expansion opportunities. In order to achieve those initiatives, the combined company will need to, among other things, recruit, train, retain and effectively manage employees and expand its operations and financial control systems. If the combined company is unable to manage its businesses effectively and profitably, its business and financial results could suffer.

To be successful, the combined company must retain and motivate key employees, including those experienced with post-acquisition integration, and failure to do so could seriously harm the combined company.

        The success of the combined company, like each of CBOE Holdings and Bats, largely depends on the skills, experience and continued efforts of management and other key personnel. As a result, to be successful, the combined company must retain and motivate executives and other key employees. In particular, the combined company expects to benefit from the integration experience of certain Bats personnel. Certain key executives of Bats have executed offer letters with CBOE Holdings to continue their employment following the merger. However, these executives will continue to be at-will employees, and the offer letters provide no assurance that these executives will remain with the combined company. Additionally, certain of CBOE Holdings' information technology employees will be important to retain during the transition period to effectively manage CBOE Holdings' information technology platforms and to assist Bats in the process of integrating its information technology platform. If these personnel were to leave, the combined company may experience increased difficulty in the post-merger integration process and may not be able to adequately replace such personnel, which could have a material adverse effect on the combined company's overall business, results of operations and financial condition.

        Employees of CBOE Holdings and Bats may experience uncertainty about their future roles with the combined company until integration strategies for the combined company are announced or executed. These circumstances may adversely affect the combined company's ability to retain key personnel. The combined company also must continue to motivate employees and maintain their focus on the strategies and goals of the combined company. Doing so may be difficult due to the uncertainties and challenges associated with post-merger integration. If the combined company is unable to retain executives and other key employees, the roles and responsibilities of such executive officers and employees will need to be filled either by existing or new officers and employees, which may require the combined company to devote time and resources to identifying, hiring and integrating replacements for the departed executives and employees that could otherwise be used to integrate the businesses of CBOE Holdings and Bats or otherwise pursue business opportunities. There can be no assurance that the combined company will be able to retain and motivate its employees in the same manner as CBOE Holdings and Bats have historically done.

The combined company may need to hire additional personnel in order to assist with the transition of CBOE Holdings' businesses to the Bats information technology platform. It may be difficult for the combined company to retain and recruit qualified employees in sufficient numbers, and if the combined company is unable to satisfy its needs for qualified and capable employees, its business and operating results could be adversely affected.

        There is substantial competition for qualified and capable personnel in the technology space, which may make it difficult for the combined company to retain and recruit qualified employees in sufficient numbers. Increased difficulty in retaining or recruiting sufficient and qualified personnel by the combined company may lead to increased employment compensation costs, which could adversely affect the combined company's results of operations. In addition, the increased number of employees may impose a significant administrative burden on the combined company. If the combined company is unable to retain and recruit highly qualified employees by offering competitive compensation, stable work environment and leadership opportunities now and in the future, the combined company's business and operating results could be negatively impacted.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or that cannot be met.

        Before the transactions contemplated by the merger agreement, including the merger, may be completed, various clearances and approvals must be obtained from certain regulatory and governmental authorities as described in "The Merger—Regulatory Approvals." These regulatory and governmental entities may impose conditions on the granting of such approvals. Such conditions and the process of obtaining regulatory approvals could have the effect of delaying completion of the merger or of imposing additional costs or limitations on the combined company following the merger. The regulatory approvals may not be received at all, may not be received in a timely fashion and may contain conditions on the completion of the merger. However, if any such conditions impose a "burdensome effect" as defined in the merger agreement, the parties may not be obligated to complete the merger, and either Bats or CBOE Holdings may have the right to terminate the merger agreement. In addition, the respective obligations of CBOE Holdings and Bats to complete the merger are conditioned on the receipt of certain regulatory approvals or waiver by the other party of such condition.

Directors and executive officers of Bats have interests in the merger that are different from, or in addition to, the interests of Bats stockholders.

        The directors and executive officers of Bats have interests in the merger that are in addition to their interests as stockholders of Bats generally. These interests include, but are not limited to, continued employment with the combined company and the treatment in the merger of Bats Stock Options and Bats Restricted Shares held by these directors and executive officers (including accelerated vesting of outstanding equity awards on a qualifying termination of employment within 24 months after the closing, and in the case of certain outstanding Bats Stock Options and Bats Restricted Shares, accelerated vesting immediately upon the effective time). In addition, Bats executive officers are, by reason of their respective employment agreements with Bats, entitled to change-in-control severance benefits upon a termination of their employment within the 24-month period following the consummation the merger. Certain executive officers of Bats have also entered into offer letters with CBOE Holdings pursuant to which each such executive has indicated his intent to enter into employment with CBOE Holdings following the completion of the merger in exchange for the compensation specified in his respective offer letter. In addition, three individuals who will be designated by Bats and who are serving on the Bats board immediately prior to the effective time of the merger will become directors of the combined company. The Bats board was aware of these interests and considered them, among other matters, in approving the merger agreement and in determining to recommend that Bats stockholders adopt the merger agreement.

The merger will result in changes to the board of directors and management of the combined company that may affect the strategy of the combined company as compared to that of CBOE Holdings and Bats.

        If the parties complete the merger, the composition of the board of directors of the combined company and management team will change from the current boards and management teams of CBOE Holdings and Bats. The board of directors of the combined company will consist of 14 members, including three individuals designated by Bats who are serving as Bats directors immediately prior to the effective time of the merger. The combined company will also have executive officers from both CBOE Holdings and Bats. This new composition of the board of directors and the management team of the combined company may affect the business strategy and operating decisions of the combined company upon the completion of the merger.

Bats generates a significant percentage of its total revenues from, and is provided with significant liquidity in its markets and other services by, entities who are affiliates of its significant stockholders, and there is no assurance that such entities will continue to generate such revenue or provide such liquidity and other services after the completion of the merger.

        Bats earns a significant percentage of its revenue from customers who are affiliates of its significant stockholders. In addition, Bats relies on certain entities who are affiliates of significant Bats stockholders to route orders that are not routed directly by Bats and to clear certain trades routed to other markets. The significant stockholders of Bats may not receive CBOE Holdings stock in the merger, or even if they do, their proportionate stake in the combined company will be significantly less than their stake in Bats prior to the merger, so there may be less incentive for the affiliates of Bats' significant stockholders to maintain their current business relationships with the combined company following the merger at current levels or at all. If the affiliates of Bats' significant stockholders do not remain customers following the merger at current levels or at all or if any of the affiliates of Bats' significant stockholders do not continue to route and clear trades as they did prior to the merger, the combined company may experience decreased revenues and business interruptions, which could have a material adverse effect on the business, results of operations and financial condition of the combined company. See "—Risks Relating to Bats—Bats generates a significant percentage of its total revenues from, and is provided with significant liquidity in its markets by, customers who are affiliates of its significant stockholders, who are not contractually obligated to continue to use Bats' services or purchase its products and who also use the services of Bats' competitors."

The combined company will record goodwill and intangible assets that could become impaired and adversely affect its results of operations and financial condition.

        Accounting standards in the United States require that one party to the merger be identified as the acquirer. In accordance with these standards, the merger will be accounted for as an acquisition of Bats by CBOE Holdings and will follow the acquisition method of accounting for business combinations. The assets and liabilities of Bats will be consolidated with those of CBOE Holdings. The excess of the purchase price over the fair values of Bats' assets and liabilities, if any, will be recorded as goodwill. The unaudited pro forma condensed combined balance sheet as of September 30, 2016 reflects goodwill of $1.3 billion and intangible assets of $3.2 billion. These amounts include $1.3 billion of goodwill and $3.0 billion of intangible assets resulting from the merger, which are based on CBOE Holdings management's preliminary fair value estimates and are subject to change, including due to fluctuations in the market value of CBOE Holdings common stock as discussed in note 3 to the "CBOE Holdings, Inc. and Bats Global Markets, Inc. Unaudited Pro Forma Condensed Combined Financial Statements."

        The combined company will be required to assess goodwill and intangible assets for impairment at least annually. In the future the combined company may take charges against earnings resulting from impairment. Any determination requiring the write off of a significant portion of the combined company's goodwill or other intangible assets could adversely affect the combined company's results of operations and financial condition.

The market price of the common stock of the combined company may be affected by factors different from those affecting the market price for shares of Bats common stock or for shares of CBOE Holdings common stock.

        Upon completion of the merger, Bats stockholders will become CBOE Holdings stockholders, unless such Bats stockholders elect to receive and actually receive only cash consideration. CBOE Holdings' business differs from that of Bats, and the business of the combined company will differ from that of CBOE Holdings. Accordingly, the results of operations for the combined company will be affected by factors different from those currently affecting the results of operations of Bats and may be affected by factors different from those currently affecting the results of operations of CBOE Holdings. For a discussion of the businesses of CBOE Holdings and of certain factors to consider in connection with those businesses, see the section entitled "Information about CBOE Holdings, Merger Sub and Merger LLC" and the documents incorporated by reference in this joint proxy statement/prospectus and referred to in the section entitled "Where You Can Find More Information." For a discussion of the businesses of Bats and of certain factors to consider in connection with those businesses, see the section entitled "Information about Bats." See also the section entitled "Summary—Comparative Per Share Market Price Data and Dividend Information" for additional information on the market value of shares of CBOE Holdings and Bats common stock.

The issuance of shares of CBOE Holdings common stock to Bats stockholders pursuant to the merger agreement will substantially reduce the percentage ownership interests of pre-existing CBOE Holdings stockholders.

        Based on the number of shares of CBOE Holdings common stock and Bats common stock outstanding on December 9, 2016, the record date for the two companies' special meetings of stockholders, CBOE Holdings expects to issue or reserve for issuance approximately [    •    ] million shares of CBOE Holdings common stock in connection with the merger (including shares of CBOE Holdings common stock issuable to Bats stockholders pursuant to Bats Stock Options and Bats Restricted Shares). Based on these numbers, immediately following the completion of the merger, pre-existing CBOE Holdings stockholders and former Bats stockholders would own approximately [    •    ]% and [    •    ]% of the outstanding shares of CBOE Holdings common stock, respectively. The merger will have no effect on the number of shares of CBOE Holdings common stock owned by existing CBOE Holdings stockholders. The issuance of approximately [    •    ] million shares of CBOE Holdings common stock to Bats stockholders and holders of equity incentive awards will cause a significant reduction in the relative percentage interests of current CBOE Holdings stockholders in earnings, voting, liquidation value and book and market value. See "Summary—Ownership of CBOE Holdings after the Merger."

Bats stockholders may receive a form or combination of consideration different from what they elect.

        While each holder of Bats common stock may elect to receive, in connection with the merger, the mixed consideration, cash consideration or stock consideration, the total amount of cash and the total number of shares of CBOE Holdings common stock available for all Bats stockholders will be fixed. Accordingly, depending on the elections made by other Bats stockholders, if a holder of Bats common stock elects to receive all cash in connection with the merger, such holder may receive a portion of the merger consideration in CBOE Holdings common stock and if a holder of Bats common stock elects to receive all CBOE Holdings common stock in connection with the merger, such holder may receive a portion of the merger consideration in cash. See "The Merger Agreement—Allocation of Merger Consideration and Illustrative Elections and Calculations" for more information. If a holder of Bats common stock does not submit a properly completed and signed form of election to the exchange agent by the election deadline, then such stockholder will have no control over the type of merger consideration such stockholder may receive and will receive mixed consideration consisting of both cash and shares of CBOE Holdings common stock. No fractional shares of CBOE Holdings common stock will be issued in the merger, and Bats stockholders will receive cash in lieu of any fractional shares of CBOE Holdings common stock.

If you deliver shares of Bats common stock to make an election, you will not be able to sell those shares unless you revoke your election prior to the election deadline.

        If you are a holder of Bats common stock and want to elect to receive the cash consideration or stock consideration in exchange for your shares, you must deliver to the exchange agent by the election deadline a properly completed form of election. Following the delivery of a completed form of election, you will not be able to transfer such shares unless you revoke your election before the election deadline by providing written notice to the exchange agent. If you do not revoke your election before the election deadline, you will not be able to liquidate your investment in Bats common stock for any reason until you receive the merger consideration.

The opinions of CBOE Holdings' and Bats' financial advisors will not reflect changes in circumstances between the original signing of the merger agreement in September 2016 and the completion of the merger.

        CBOE Holdings and Bats each received opinions from their respective financial advisors as of September 25, 2016 and do not expect to receive updated fairness opinions prior to the completion of the merger. Changes in the operations and prospects of CBOE Holdings or Bats, general market and economic conditions and other factors that may be beyond the control of CBOE Holdings or Bats, and on which CBOE Holdings' and Bats' financial advisors' opinions were based, may significantly alter the value of CBOE Holdings or the prices of the shares of Bats' common stock or CBOE Holdings common stock by the time the merger is completed. The opinions do not speak as of the time the merger will be completed or as of any date other than the date of such opinions. Because CBOE Holdings' and Bats' financial advisors will not be updating their opinions, which were issued in connection with the signing of the merger agreement, the opinions will not address the fairness of the merger consideration from a financial point of view at the time the merger is completed. The CBOE Holdings board's recommendation that CBOE Holdings stockholders vote "FOR" the share issuance proposal and the Bats board's recommendation that Bats stockholders vote "FOR" the Bats proposal to adopt the merger agreement, however, are current as of the date of this joint proxy statement/prospectus. For a description of the opinions that Bats and CBOE Holdings received from their respective financial advisors, please refer to "The Merger—Opinions of CBOE Holdings' Co-Lead Financial Advisors" and "The Merger—Opinion of Bats' Financial Advisor."

The merger agreement contains provisions that may discourage other companies from trying to acquire Bats for a value greater than the merger consideration or from trying to acquire CBOE Holdings.

        The merger agreement contains provisions that apply both during the pendency of the merger transaction with CBOE Holdings as well as afterward should the merger with CBOE Holdings not be consummated that may discourage a third party from submitting a business combination proposal to Bats that might result in greater value to Bats stockholders than the CBOE Holdings merger. These merger agreement provisions include a general prohibition on Bats from soliciting, or, subject to certain exceptions, entering into discussions with any third party regarding any acquisition proposal or offers for competing transactions. In addition, Bats may be required to pay CBOE Holdings a $110.0 million termination fee and reimburse CBOE Holdings for its expenses incurred in connection with the merger in an aggregate amount not to exceed $10 million in certain circumstances involving acquisition proposals for competing transactions. For further information, please see the sections entitled "The Merger Agreement—Bats Acquisition Proposals," and "The Merger Agreement—Termination of the Merger Agreement—Reimbursement of Fees and Expenses."

        The merger agreement also contains provisions that apply both during the pendency of the merger transaction with Bats as well as afterward should the merger with Bats not be consummated that may discourage a third party from submitting a business combination proposal to CBOE Holdings that might result in greater value to CBOE Holdings stockholders than the Bats merger. These merger agreement provisions include a general prohibition on CBOE Holdings from soliciting, or, subject to certain exceptions, entering into discussions with any third party regarding any acquisition proposal or offers for competing transactions. In addition, CBOE Holdings may be required to pay Bats a $110.0 million termination fee and reimburse Bats for its expenses incurred in connection with the merger in an aggregate amount not to exceed $10 million in certain circumstances involving acquisition proposals for competing transactions. For further information, please see the sections entitled "The Merger Agreement—CBOE Holdings Acquisition Proposals," and "The Merger Agreement—Termination of the Merger Agreement—Reimbursement of Fees and Expenses."

Failure to complete the merger could negatively impact the stock prices and future businesses and financial results of CBOE Holdings and Bats.

        If the merger is not completed, the ongoing businesses of CBOE Holdings and Bats may be adversely affected and CBOE Holdings and Bats will be subject to several risks and consequences, including the following:

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  Bats may be required, under certain circumstances, to pay CBOE Holdings a termination fee of $110.0 million or reimburse CBOE Holdings' expenses up to $10 million under the merger agreement;

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  CBOE Holdings may be required, under certain circumstances, to pay Bats a termination fee of $110.0 million or reimburse Bats' expenses up to $10 million under the merger agreement;

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  CBOE Holdings and Bats will be required to pay certain costs relating to the merger, whether or not the merger is completed, such as legal, accounting, financial advisory and printing fees;

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  under the merger agreement, each of CBOE Holdings and Bats is subject to certain restrictions on the conduct of its business prior to completing the merger that may adversely affect its ability to execute certain of its business strategies; and

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  matters relating to the merger may require substantial commitments of time and resources by CBOE Holdings and Bats management, which could otherwise have been devoted to other opportunities that may have been beneficial to CBOE Holdings and Bats as independent companies and such commitments by CBOE Holdings and Bats management may impact future earnings of the combined company.

        In addition, if the merger is not completed, CBOE Holdings and Bats may experience negative reactions from the financial markets and from their respective customers and employees. CBOE Holdings and Bats also could be subject to litigation related to any failure to complete the merger or to enforcement proceedings commenced against CBOE Holdings or Bats to perform their respective obligations under the merger agreement. If the merger is not completed, CBOE Holdings and Bats cannot assure their stockholders that the risks described above will not materialize and will not materially adversely affect the business, financial results and stock prices of CBOE Holdings and Bats.

The shares of CBOE Holdings common stock to be received by Bats stockholders as a result of the merger will have different rights than shares of Bats common stock.

        Upon completion of the merger, Bats stockholders will become CBOE Holdings stockholders, unless such Bats stockholders elect to receive and actually receive only cash consideration, and their rights will be governed by the CBOE Holdings Second Amended and Restated Certificate of Incorporation (the "CBOE Holdings charter") and the CBOE Holdings Third Amended and Restated Bylaws (the "CBOE Holdings bylaws"). The rights associated with CBOE Holdings common stock are different from the rights associated with Bats common stock. See "Comparison of Rights of CBOE Holdings Stockholders and Bats Stockholders" for a discussion of the different rights associated with CBOE Holdings and Bats stock.

The combined company will indirectly hold 100% of the issued share capital and voting rights in Bats Europe and its wholly owned subsidiary, Chi-X Europe ("Chi-X Europe"). As a result, any person who holds, or has voting power with respect to, 10% or more of the outstanding shares of common stock of CBOE Holdings following the effective time of the merger will be subject to certain regulatory requirements under United Kingdom ("U.K.") law.

        A person that indirectly acquires control in an FCA entity is required to file a change in control notice with the FCA. Though both are FCA regulated entities, the statutorily prescribed change in control notification threshold for Bats Europe is acquisition of voting power with respect to 20% or more of the issued share capital thereof. The change in control notification threshold for Chi-X Europe is acquisition of voting power with respect to 10% or more of the issued share capital thereof. Therefore, any person who holds, or has voting power with respect to, 10% or more of the outstanding shares of common stock of CBOE Holdings will be required to file a change in control notice in respect of Chi-X Europe and, if this holding is in excess of 20%, also for Bats Europe. This obligation may discourage, delay or prevent accumulations of 10% or more of CBOE Holdings common stock.

CBOE Holdings and Bats will incur significant transaction and integration costs in connection with the merger.

        CBOE Holdings and Bats expect to incur a number of costs associated with completing the merger and integrating the operations of the two companies. The substantial majority of these costs will be non-recurring expenses resulting from the merger and will consist of transaction costs related to the merger, facilities and systems consolidation costs and employment-related costs. Additional unanticipated costs may be incurred in the integration of the businesses of CBOE Holdings and Bats. Although CBOE Holdings and Bats expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, will offset incremental transaction and merger-related costs over time, this net benefit may not be achieved in the near term, or at all.

The unaudited pro forma condensed combined financial statements included in this joint proxy statement/prospectus are not necessarily an indication of the combined company's financial condition or results of operations following the proposed transactions.

        The assumptions used in preparing the unaudited pro forma condensed combined financial information contained in this joint proxy statement/prospectus may not prove to be accurate, and other factors may affect the combined company's financial condition or results of operations following the proposed transactions. Any decline or potential decline in the combined company's financial condition or results of operations may cause significant variations in the stock price of the combined company. See "CBOE Holdings, Inc. and Bats Global Markets, Inc. Unaudited Pro Forma Condensed Combined Financial Statements."

The unaudited prospective financial information included in this joint proxy statement/prospectus may not prove to be accurate and is not necessarily indicative of current values or future performance.

        The unaudited prospective financial information of CBOE Holdings and Bats contained in this joint proxy statement/prospectus involves risks, uncertainties and assumptions and is not a guarantee of future performance. The assumptions used in preparing the unaudited prospective financial information may not prove to be accurate, and other factors may affect the combined company's financial condition or results of operations following the proposed transactions. Neither CBOE Holdings nor Bats can provide any assurance that the results indicated in CBOE Holdings' or Bats' unaudited prospective financial information will be realized or that CBOE Holdings' or Bats' future financial results will not materially vary from the unaudited prospective financial information. See "Certain Unaudited Prospective Financial Information."

The merger may not be accretive and may cause dilution to the combined company's earnings per share, which may negatively affect the market price of the combined company's common stock.

        CBOE Holdings currently anticipates that the merger will be accretive to adjusted earnings per share in the first year following the completion of the merger. This expectation is based on preliminary estimates, which may materially change. The combined company could also encounter additional transaction and integration-related costs or other factors such as the failure to realize all of the benefits anticipated in the merger. All of these factors could cause dilution to the combined company's earnings per share or decrease or delay the expected accretive effect of the merger and cause a decrease in the price of the combined company's common stock.

Risks Relating to CBOE Holdings

        CBOE Holdings is, and will continue to be, subject to the risks described in Part I, Item 1A in CBOE Holdings' Annual Report on Form 10-K for the year ended December 31, 2015 and in Part II, Item 1A in CBOE Holdings' Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, each as filed with the SEC and incorporated by reference into this joint proxy statement/prospectus. See "Where You Can Find More Information."

Risks Relating to Bats

        For purposes of this section, "Risk Factors—Risks Relating to Bats" references to "Bats" means Bats and its consolidated subsidiaries, unless the context otherwise requires.

Bats faces intense competition and competes with a broad range of market participants globally, including certain of its stockholders. Further consolidation and alliances among Bats' securities trading competitors could impair its competitive position.

        The market for trade execution services is intensely competitive in the asset classes and geographies in which Bats operates. Increased competition may result in a decline in Bats' share of trading activity and a decline in its revenues from transaction fees and market data fees, thereby adversely affecting Bats' operating results.

        In the United States, the competition among securities exchanges and other securities execution venues has become more intense with regulatory changes. The U.S. listed cash equity securities marketplace has evolved dramatically in the years following the SEC's adoption of Regulation NMS. Bats competes in the U.S. listed cash equity securities market against the New York Stock Exchange (the "NYSE") and NASDAQ, other regional exchanges and several alternative trading systems ("ATSs"). Market participants have multiple venues for the execution of orders, including national securities exchanges as well as numerous off-exchange venues, including ATSs operating "dark pools" that do not publicly display quotations, "lit" ATSs that publicly display quotations operating as electronic communication networks ("ECNs"), and broker-dealers who internalize orders off-exchange. For example, dark pool venues compete with Bats by offering low cost executions and differ from lit ATSs in the degree of transparency with respect to quotes and trades they offer and in restrictions on who may access these systems. Unlike lit venues that publicly display orders, dark pools do not display orders publicly or privately. In addition, while dark pools are required to publicly report trade executions, unlike lit venues that are national securities exchanges, such as BZX, BYX, EDGX and EDGA, Bats' consolidated subsidiaries, each a registered national securities exchange operated in the United States, those public reports do not immediately identify the dark pool responsible for the trade execution. Hence, dark pools are less transparent than lit venues. Moreover, dark pools with trading volume below certain levels have discretion to offer access on discriminatory terms, effectively blocking access to certain types of market participants. These features of dark pools, which are not available to national securities exchanges, such as BZX, BYX, EDGX and EDGA, can appeal to trading participants who seek to minimize the public disclosure of their trading interest or limit the types of other trading participants that can access their orders. In addition, various broker-dealers internalize their order flow or route their orders to third-party ATSs. Based on publicly available data regarding reported trades, for the nine months ended September 30, 2016, off-exchange trading accounted for approximately 36.6% of consolidated U.S. listed equity volume, and for the years ended December 31, 2015 and 2014, off-exchange trading accounted for approximately 35.4% and 36.2%, respectively, of consolidated U.S. equity volume. If off-exchange trading expands further, it will adversely affect Bats' market share in the United States. In addition, newer market entrants with different models may seek status as national securities exchanges, further competing with Bats' exchange business. For example, on June 17, 2016, the SEC approved IEX Group, Inc.'s request to launch a new national securities exchange.

        The market for execution services within listed cash equity securities in Europe has become significantly more competitive since the Markets in Financial Instruments Directive (Directive 2004/39/EC) ("MiFID"), came into effect in 2007. MiFID will be superseded and enhanced by the Directive on Markets in Financial Instruments repealing Directive 2004/39/EC and the Regulation on Markets in Financial Instruments, commonly referred to as "MiFID II and MiFIR," which are expected to be implemented at the beginning of 2018. MiFID created a structure for pan-European competition versus other exchange monopolies throughout the European Union ("E.U.") countries. As a result, new MTFs, emerged that have captured significant market share from existing national exchanges. Bats' major competitors in Europe include the London Stock Exchange Group ("LSE") which also includes an MTF, Turquoise, Euronext, Deutsche Börse, NASDAQ, SIX Swiss Exchange and Bolsas y Mercados Españoles.

        The market for the trading of U.S. listed equity options is also intensely competitive, with 15 U.S. options exchanges as of the date of this joint proxy statement/prospectus (not including a second U.S. options exchange of Miami International Holdings, Inc., planned for launch in the first quarter of 2017, pending SEC approval) competing for market share. Bats' primary competitors in the U.S. options market are CBOE, NYSE, NASDAQ, and Boston Options Exchange Group, LLC. As a result of Bats' size and limited product offerings, certain of its competitors have advantages in terms of greater market share and name recognition in the market for trading U.S. listed equity options. These advantages enable Bats' competitors to provide products and services Bats does not offer, including proprietary products. For instance, some products offered uniquely by CBOE (for example, products based on the VIX volatility index) are not traded on Bats' platform. On June 28, 2016, NASDAQ completed its acquisition of ISE, which operates three options exchanges. Additionally, a rule change recently adopted by the Options Clearing Corporation ("OCC"), and affirmed on review by the SEC in February 2016, concerns a capital plan that could effectively allow the OCC's stockholder exchanges, which include CBOE, ISE, NASDAQ and NYSE, to monetize for their benefit the OCC's monopoly over options clearing. Bats believes that the capital plan has the potential to result in a wealth transfer from options investors to the OCC's stockholder exchanges, stifling future competition in the options market and increasing the costs of trading listed options.

        The spot FX market remains severely fragmented, with transparent automated marketplaces such as Bats Hotspot, which is Bats' foreign currency platform operated in the United States with matching engines located in the United States and the U.K., challenging ICAP plc (EBS BrokerTec) ("ICAP") and Thomson Reuters (Reuters Matching, FXall). While the spot FX market has been experiencing a shift from competing interbank platforms to ECNs recently, the electronification of spot FX may encounter resistance from clients that still prefer to utilize the phone, Reuters Conversational Dealing, Instant Bloomberg Chat, Bloomberg terminals and key banking relationships for price discovery and trading. Furthermore, electronification of spot FX appears to be experiencing more resistance outside the United States. The electronic spot FX market is also intensely competitive, with multiple venues such as EBS, Reuters Matching, FXall, FX Connect, CME Group, Currenex, 360T, Bloomberg, FastMatch, Gain GTX and others competing for market share. Additionally, exchange operators are actively expanding into the global spot FX market. For example Deutsche Börse completed its acquisition of 360T in late 2015. Moreover, the current market may experience consolidation, such as the acquisition of Molten Markets by ICAP.

        Bats competes in the spot FX market based on its ability to execute its customers' trades at competitive prices, to retain its existing customers and to attract new customers. Certain of Bats' competitors have larger customer bases, more established name recognition, and a greater market share in certain markets, such as Europe. These advantages may enable them, among other things, to:

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  provide products and services Bats does not offer;

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  offer products and services at prices below Bats' to gain market share and to promote other businesses, such as spot FX options, contracts for difference including contracts for precious metals, energy and stock indices, and OTC derivatives;

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  more efficiently engage in and expand existing relationships with strategic alliances;

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  market, promote and sell their products and services more efficiently; and

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  develop stronger relationships with customers.

        In recent years, the securities trading industry has witnessed increased consolidation among market participants, such as the November 2013 acquisition of NYSE by Intercontinental Exchange, Inc. and Bats' acquisition of Direct Edge Holdings LLC ("Direct Edge") in January 2014. More recently, in March 2016, LSE and Deutsche Börse executed a merger agreement aimed at creating the largest exchange operator in Europe. Additional consolidations and alliances among market participants may create larger internal liquidity pools that may attract trading volume and liquidity away from BZX, BYX, EDGX, EDGA and Bats Europe's exchanges and, therefore, lead to decreased revenues. In addition, consolidations or alliances among Bats' current competitors may achieve cost reductions or other increases in efficiency, which may allow Bats' competitors to offer lower prices or better customer service than it does. These post-merger competitors may be able to achieve efficiencies that allow them to offer lower transaction fees or other financial incentives, which may hinder Bats' ability to stay competitive in the listed cash equity securities market and to further penetrate the options market. In addition, these mergers may result in stronger competitors for Bats than the premerger entities as stand-alone businesses in other markets that Bats may decide to enter, such as futures and other derivative products.

        In addition, Bats is dependent upon certain third parties for its ETP listings business, some of which are direct competitors of Bats. For example, Bats does not currently offer intraday net asset values ("INAVs") calculation services for ETP issuers, which the SEC requires ETP issuers to calculate and distribute for their funds. NYSE Arca, owned by Intercontinental Exchange, Inc., is the primary provider of INAVs for equity ETP issuers. In December 2015, Intercontinental Exchange, Inc. completed its acquisition of financial market data provider Interactive Data Corp. ("IDC"). IDC provides data and calculation services for ETP issuers to generate INAVs for fixed-income funds. As a result of Intercontinental Exchange, Inc.'s acquisition of IDC, Intercontinental Exchange, Inc. would increase its competitive advantage in the INAV calculation space, which could result in ETP issuers listing on BZX not to be able to obtain comparable commercial terms from IDC for IDC's provision of INAV calculation services for BZX-listed ETPs.

        Further, Bats may face competition from certain of its stockholders. Bats stockholders or their affiliates may already have or may acquire an ownership interest in competing businesses (including national securities exchanges, dark pools, MTFs, ATSs or ECNs). These businesses may compete with Bats, either in relation to existing product and service offerings or any diversification of its product and service offerings into new asset classes and/or new geographic locations. For example, certain of Bats' stockholders have a material interest in another MTF, Turquoise, and are planning to launch a new trading venue, "Plato." Furthermore, certain of Bats' stockholders operate off-exchange market-making desks, internalization platforms, dark pools, lit ATSs and ECNs and smart order routers, each of which potentially competes with Bats.

        If Bats is unable to compete successfully in this environment, its business, financial condition and operating results may be adversely affected. Also, if Bats' share of total trading volumes decreases relative to its competitors, Bats may be less attractive to market participants as a source of liquidity, and Bats may lose additional trading volume and associated transaction fees, market data fees and connectivity fees as a result.

        Bats' market data fees and net transaction fees may be reduced due to declines in its market share, trading volumes or regulatory changes, and Bats' lack of revenue diversification may adversely affect its operating results and place Bats at a competitive disadvantage.

        Bats derived 33.3% and 44.2% of its revenues less cost of revenues from market data fees and net transaction fees, respectively, for the nine months ended September 30, 2016. Bats derived 34.1% and 44.6% of its revenues less cost of revenues from market data fees and net transaction fees, respectively, for the year ended December 31, 2015. Bats derived 35.9% and 42.7% of its revenues less cost of revenues from market data fees and net transaction fees, respectively, for the year ended December 31, 2014. Approximately 79%, 84% and 83.8% of Bats' market data fees for the nine months ended September 30, 2016 and the years ended December 31, 2015 and 2014, respectively, represent Bats' share of tape fees from the U.S. tape plans based on a formula, required by Regulation NMS, which takes into account both trading and quoting activity. For purposes of calculating this percentage, Bats has not attributed any incremental costs associated with providing trading and quoting information to the U.S. tape plans. Transaction fees represent fees that Bats earns for trade execution on BZX (including Bats' U.S. listed equity options market), BYX, EDGX (including Bats' U.S. listed equity options market), EDGA and Bats Europe, whether a trade is executed internally on BZX, BYX, EDGX, EDGA or Bats Europe or routed to another market center. Net transaction fees represent transaction fees less the liquidity payments and routing and clearing costs that Bats incurred to earn those transaction fees.

        The occurrence of any event that reduces the amount of market data fees or transaction fees that Bats receives, whether as a result of fee reductions, fewer members subscribing to the U.S. tape plans, declines in market share or trading volumes (or notional volume in the case of Bats Europe) or regulatory changes, will have a direct negative impact on Bats' operating results and future profitability.

For example, if Bats' market share of U.S. listed cash equities and U.S. listed equity options trading, or Bats' European cash equities trading, were to decline, Bats' share of market data fees could also decline. In addition, if the amount of trading volume on BZX, BYX, EDGX or EDGA or notional value traded on Bats Europe decreases, Bats will lose transaction fees. Moreover, market data fees could decline as a result of a reduction in the numbers of market data users, for example because of consolidation among market data subscribers or due to a decline in professional subscriptions as a result of staff reductions in the financial services industry or otherwise. Regulatory changes could also impact the manner in which Bats sets its transaction fees, the fees Bats receives from market data, or Bats' cost in providing such services. See "—Bats operates in a highly regulated industry. Regulatory changes and changes in market structure could have a material adverse effect on Bats' business and those of many of its clients."

        Bats earns a significant percentage of its revenue from certain of its customers. For example, one of Bats' customers accounted for 11% of Bats' total transaction fees for both the nine months ended September 30, 2016 and the year ended December 31, 2015 and 12% of Bats' total transaction fees during the year ended December 31, 2014. None of Bats' customers are contractually or otherwise obligated to continue to use Bats' services or purchase Bats' products. The loss of, or a significant reduction in, participation on Bats' markets by these customers may have a material adverse effect on Bats' business, financial condition and results of operations.

        In addition, Bats' dependence upon revenues derived primarily from its transaction-based businesses may place Bats at a competitive disadvantage. Some of Bats' competitors derive a more significant portion of their revenues from more than one source as a result of more diversified product and service offerings and in more numerous geographies. For example, NYSE, LSE, Euronext and NASDAQ may realize substantial revenue from listing fees and index licensing fees, and some of Bats' spot FX competitors may realize substantial revenue from market data and connectivity fees. In addition, many of Bats' competitors also offer technology outsourcing. As a result, lower transaction fees or market data fees may impact Bats' operating results and future profitability more significantly than its competitors', providing them with a competitive advantage in pricing their products and services or withstanding a reduction in trading volume.

Bats' industry is characterized by intense price competition.

        The securities trading industry and spot FX market are characterized by intense price competition. Bats may be required to adjust pricing to respond to actions by new or existing competitors, which could adversely impact operating results. Bats also competes with respect to the pricing of market data and with respect to value-added market data such as historical market data. If Bats is unable to compete successfully with respect to the pricing of its services and products, its business, financial condition and operating results may be adversely affected. Furthermore, to attract market share, Bats may offer "inverted" pricing specials or no-transaction fee trading from time to time. For example, Bats' electronic trading platform for institutional spot FX (the "Bats Hotspot Platform"), has at times offered trading of spot gold and silver pairs without any transaction fee, or waived taker fees for certain currency pairs, previously offered free trading for all transactions on Bats Hotspot's London-based matching engine through 2015 and currently offer new clients connecting in 2016 to Bats Hotspot's London-based matching engine 90 days of free trading for all transactions on that platform. In addition, BZX recently began offering to pay an incentive fee to exchange-traded investment funds that list their shares on BZX. BZX also offers a "cross-asset add volume tier" that gives a bigger rebate for additional volume on both the BZX equities and options platforms. These forms of promotions may adversely affect Bats' profitability.

Bats' revenues are positively correlated with overall market volume, which can be impacted by a number of factors, including market prolonged diminished volatility.

        A significant percentage of Bats' revenue is tied directly to the volume of securities traded on Bats' markets. Trading volume on Bats' markets can be influenced by a number of factors, including market volatility. The U.S. listed cash equity market trading volume was flat from 2012 through 2014 and increased 7.8% in 2015 from 2014 trading volumes. In addition, other events may affect overall market volume on a sustained basis, including rule-making under Dodd-Frank. For example, the provision commonly known as the "Volcker Rule" restricts banking entities from engaging in certain kinds of proprietary trading, including with respect to listed equity securities and listed equity options. Still in its early stages of adoption, the Volcker Rule could have an adverse impact on U.S. equity market volumes and Bats' U.S. equity exchanges. For example, if banking entities reduce their trading activity and that activity is not replaced by other market participants, Bats may face a decline in its trading volumes, which could lower Bats' revenues and may adversely affect its operating results.

        Revenue from Bats' spot FX business is influenced by the general level of trading activity in the spot FX market. Bats' spot FX revenue and operating results may vary significantly from period to period due primarily to movements and trends in the world's currency markets and to fluctuations in trading levels. Bats has generally experienced greater trading volume and higher revenue in periods of volatile currency markets. Significant swings in the market volatility can also result in increased customer trading losses, higher turnover and reduced trading volume. In the event Bats experiences lower levels of currency volatility, Bats' revenue and profitability may be negatively affected.

        Like other financial services firms, Bats' spot FX business and profitability are directly affected by factors that are beyond its control, such as economic and political conditions, government or central bank actions like the unexpected actions of the Swiss National Bank on January 15, 2015, the U.K. pound flash crash on October 7, 2016, central bank monetary policy (keeping interest rates historically low or high), broad trends in business and finance, changes in the volume of foreign currency transactions, changes in supply and demand for currencies, movements in currency exchange rates, changes in the financial strength of market participants, legislative and regulatory changes, changes in how such transactions are processed and disruptions due to terrorism, war or extreme weather events. Any one or more of these factors, or other factors, including the effects of the U.K.'s vote to leave the E.U. (see "—The Brexit Vote could have a negative impact on the U.K. and E.U. economies and lead to considerable uncertainty while new treaties are negotiated"), may adversely affect Bats' spot FX business and results of operations and cash flows. A weakness in equity markets could result in reduced trading activity in the spot FX market and therefore could have a material adverse effect on Bats' spot FX business, financial condition and results of operations and cash flows.

System limitations, failures or security breaches could harm Bats' business.

        Bats' business depends on the integrity and performance of its computer and communications systems. If Bats' systems cannot expand to cope with increased demand or otherwise fail to perform, Bats could experience unanticipated disruptions in service, slower response times and delays in the introduction of new products and services. These consequences could result in trading outages, lower trading volumes, financial losses, decreased customer service and satisfaction and regulatory sanctions. Bats' markets have experienced occasional systems failures and delays in the past and could experience future systems failures and delays.

        For example, on March 23, 2012, Bats experienced a serious technical failure on BZX, forcing Bats to cancel its first attempt at an initial public offering. The failure resulted from a software bug that appeared during the initial public offering auction. In addition to forcing Bats to cancel its initial public offering at the time, the technological failure played a role in the halting of another issuer's stock for five minutes. These technical failures damaged Bats' reputation and resulted in increased regulatory scrutiny of the event by the SEC and other governmental authorities. Bats has since investigated that incident and adopted various policy and procedure enhancements, including implementation of an independent software quality assurance department, but there can be no guarantee that Bats will not suffer a similar technological failure in the future that damages Bats' reputation and results in increased regulatory scrutiny by the SEC and other governmental authorities.

        Bats' systems and operations also are vulnerable to damage or interruption from human error, natural disasters, power loss, cyber-attacks, sabotage or terrorism, computer viruses, unauthorized access, intentional acts of vandalism and similar events. Persons who circumvent security measures could wrongfully access and use Bats' information or its customers' information or cause interruptions or malfunctions in Bats' operations. Although Bats currently maintains and expects to maintain security measures designed to protect the integrity of its systems, multiple computer facilities designed to provide redundancy and back-up to reduce the risk of system disruptions and facilities expected to maintain service during a system disruption, such security measures, systems and facilities may prove inadequate. Any breach in security or system failure that allows unauthorized access, causes an interruption in service or decreases the responsiveness of Bats' systems could impair its reputation, damage its brand name and negatively impact its business, financial condition and operating results.

Bats operates in a highly regulated industry. Regulatory changes and changes in market structure could have a material adverse effect on Bats' business and those of many of its clients.

        Bats' securities markets and their participants are highly regulated and are subject to extensive regulation in the United States and Europe. In recent years, the securities trading industry and, in particular, the securities markets have also been subject to significant regulatory changes. Moreover, in the past several years, the securities markets have been the subject of increasing governmental and public scrutiny in response to the global economic crisis. For example, on July 21, 2010, Dodd-Frank was enacted, introducing significant changes to financial industry regulation. Dodd-Frank may also affect the structure, size, depth and liquidity of the financial markets generally and requires that certain standardized derivative products be traded on a Swap Execution Facility ("SEF") or designated contract market. Currently, only certain interest rate and credit derivatives are required to be traded on a SEF or designated contract market, but currency derivative products may be subject to this requirement in the future. Bats' acquisition of Javelin SEF, LLC ("Javelin"), a SEF operator, may impose additional regulations on Bats' operations.

        Similarly, in Europe, the European Commission ("E.C.") enacted a delegated regulation in the context of the MiFID II and MiFIR reforms which introduces a harmonized definition of currency derivative products across the E.U. This means that a number of currency products which may have been treated as spot transactions (and outside the scope of the MiFID and certain other derivative rules) will now be treated as derivative products (and consequently within the scope of the MiFID and certain other derivative rules). This may adversely impact the overall level of activity conducted in such products, although, to the extent that any such products are declared by the European Securities Markets Authority ("ESMA") to be subject to an obligation to trade on certain trading venues, this could lead to a greater proportion of the remaining activity taking place on trading venues.

        In addition, Congress, regulators and some media have been increasingly scrutinizing electronic trading and the structure of equity markets in recent years. The SEC continues to consider various potential market structure changes, which could result in reduced trading volumes, or which could negatively affect Bats' business. For example, in June 2014, the Chair of the SEC announced that the SEC was conducting a comprehensive review of market structure. As part of that review, in January 2015, the SEC appointed a special market structure advisory committee of industry participants to review possible regulatory changes. In response to the SEC's efforts, many market participants, including Bats, have publicly announced recommendations for regulatory changes. Reforms recommended by various market participants have included: (i) the elimination of maker-taker pricing or a drastic reduction in access fees charged by exchanges, (ii) increased transparency around order handling practices, (iii) implementation of a so-called trade-at prohibition, which would restrict execution of a trade by a market center that was not displaying the best available quotation, such as off-exchange trading in listed equities, (iv) limitations on high frequency trading and restrictions on, and enhanced oversight of, broker-dealers' automated trading algorithms, (v) limitations on the distribution of direct, or proprietary, market data feeds by exchanges, (vi) changes to the governance models of the consolidated market data national market system plans ("SIPs"), including potentially providing for increased representation by non-self-regulatory organizations ("non-SROs"), as well as increasing the SIPs' technological capacity, (vii) elimination of self-regulatory organization ("SRO") status for securities exchanges and (ix) limitations on or elimination of Rule 611 of Regulation NMS, which currently requires all market participants to execute trades at prices no worse than the best bid or offer displayed by an exchange or other automated trading center. To the extent the SEC decides to adopt some or all of these recommendations, Bats' business could be negatively impacted. For example, elimination of maker-taker pricing or a reduction in access fees could make it more difficult to incentivize market makers to display orders on Bats' exchanges, and could reduce Bats' net transaction fees. Implementation of a trade-at prohibition could restrict Bats' ability to execute non-displayed orders on its exchanges. New restrictions on high frequency trading or broker-dealers' use of automated trading algorithms could result in decreases in market volumes which could negatively affect Bats' revenue. Additional restrictions on Bats' ability to distribute proprietary market data could make it more difficult to derive revenue from the sale of such market data. Changes to the SIPs, including by providing for greater non-SRO participation or mandating further technological investments, could negatively impact the costs and revenues of the SIPs, which in turn could negatively impact the amount of revenue Bats receives from the SIPs. Elimination of SRO status for securities exchanges could have the effect of eliminating Bats' ability to assert the legal defense of quasi-governmental immunity to shield Bats from civil liability for actions Bats takes in furtherance of its SRO responsibilities, which in turn could subject Bats to liability for monetary damages in lawsuits. Elimination or limitation on Rule 611 could reduce market participants' need to execute trades on Bats' exchanges when such exchange is displaying the best available price, reducing Bats' trading volumes and revenues.

        Over the last several years, the SEC and other regulators have proposed various specific market structure changes in addition to those described above. Actions on any of the specific regulatory issues currently under review in the United States and Europe could have a material impact on Bats' business. The SEC, FINRA and the national securities exchanges have proposed, adopted, or are in the process of implementing several initiatives aimed at addressing the oversight, integrity and resilience of the markets. These include large trader reporting, market access risk control rules, limit up/limit down trading price bands and market-wide circuit-breakers, among other initiatives. In addition, in November 2016, the SEC voted to approve a plan to create a consolidated audit trail ("CAT") that will allow regulators to efficiently and accurately track all activity in listed securities throughout the U.S. markets. While Bats supports these initiatives and believes they will strengthen the U.S. equity market structure, these and potential future market structure reforms could involve significant implementation and ongoing costs for Bats' U.S. exchange subsidiaries and other market participants. Bats believes its customers would likely bear a portion of these expenses through increased trading costs, and this could result in lower transaction volumes. For example, the costs of implementing, building and operating the CAT are expected to be significant. Although the manner in which the costs of the CAT will be allocated among the exchanges, FINRA and market participants has not yet been finalized, to the extent that FINRA and the national securities exchanges impose new quoting or trading fees in order to fund the CAT, market participants may alter their trading activities, causing volumes to decline.

        Since November 2015, the SEC's Regulation SCI requires providers of certain key market infrastructure, including BZX, BYX, EDGX and EDGA, to have comprehensive policies and procedures in place surrounding their technology. Regulation SCI, which stands for "Systems Compliance and Integrity," replaces the current voluntary compliance program with rules whose violation may be the subject of enforcement actions. Self-regulatory organizations, such as BZX, BYX, EDGX and EDGA, certain ATSs, the SIPs and certain clearing agencies are required to take specific measures to ensure that the core technology meets these new Regulation SCI standards, to conduct business continuity testing and to provide certain notifications in the event of systems disruptions and other events. While Bats supports this regulation and has not needed to implement material changes for continued compliance, the burdens associated with compliance with such rule could negatively impact Bats' business by increasing its operational expenses.

        In addition, the SEC recently approved a two-year "tick pilot" program to impose wider minimum quoting and/or trading increments, or tick sizes, in certain illiquid securities in an effort to incentivize liquidity provision in those securities. The tick pilot began on October 3, 2016 and generally includes stocks of companies with $3 billion or less in market capitalization, an average trading volume of one million shares or less and a volume weighted average price of at least $2.00 for each trading day during the measurement period prior to the effective date of the pilot, among other criteria. The tick pilot consists of a control group of approximately 1,400 securities and three test groups with 400 securities in each selected by a stratified sampling. During the pilot: (i) pilot securities in the control group will be quoted at the current tick size increment of $0.01 per share and will trade at the currently permitted increments; (ii) pilot securities in the first test group will be quoted in $0.05 minimum increments, but will continue to trade at any price increment that is currently permitted; (iii) the second test group will be quoted in $0.05 minimum increments and will trade at $0.05 minimum increments, subject to a midpoint exception, a retail investor exception, and a negotiated trade exception; and (iv) pilot securities in the third test group will be subject to the same terms as the second test group and will also be subject to a "trade-at" requirement to prevent price matching by a venue not displaying at a price of a trading center's best "protected" bid or offer, unless an enumerated exception applies. The exchanges, including BZX, BYX, EDGX and EDGA, and FINRA are required to submit their initial assessments on the tick pilot's impact 18 months after the pilot begins based on data generated during the first 12 months of its operation. The tick pilot requires BZX, BYX, EDGX and EDGA to devote additional significant resources to implement and report on the program, increasing Bats' costs. In addition, for tick pilot test group securities where execution at price increments narrower than the permitted quote is permitted, the implementation of the tick pilot could incentivize additional trading away from the exchanges, reducing the volume of orders executed on BZX, BYX, EDGX and EDGA.

        The continued growth of high frequency trading, and what, if any, response is appropriate, has also been the subject of extensive Congressional and regulatory consideration. High frequency trading generally refers to certain types of computer-executed automated trading strategies. A number of exchanges and other market participants have also been the subject of private litigation and regulatory enforcement actions alleging that high frequency trading firms have received unfair advantages at the expense of other traders. High frequency trading accounts for a significant percentage of the daily volume in the U.S. and European equity markets and these actions and other efforts to slow trading could lead to a reduction in trading volumes, negatively impacting all trading markets, including Bats' business.

        Bats' customers are also highly regulated. The SEC, FINRA, the Commodity Futures Trading Commission ("CFTC"), the Board of Governors of the Federal Reserve System (the "Federal Reserve"), the Federal Deposit Insurance Corporation ("FDIC"), the Office of the Comptroller of the Currency, FCA and other regulatory authorities could impose regulatory changes that could adversely impact the attractiveness of, and the ability of Bats' customers to use, Bats' markets. Regulatory changes by the SEC, FINRA, CFTC, Federal Reserve, FDIC, Office of the Comptroller of the Currency, FCA or other regulatory authorities could result in the loss of a significant number of customers or a reduction in trading activity on Bats' markets.

        The implementation of MiFID II and MiFIR in Europe will result in an alteration of the existing MiFID structure that has encouraged competition among market centers in Europe. The impact of

MiFID II and MiFIR, is likely to be significant, and could reduce trading volumes and trading fees, while increasing Bats' costs of operating in Europe. Despite the U.K.'s vote to leave the E.U., it is expected that MiFID II and MiFIR will be implemented in the U.K. ahead of any exit.

        For example, MiFID II and MiFIR introduce a number of new rules which apply directly to European trading venues such as Bats' MTF and Bats' Regulated Market ("RM"). These rules include provisions governing high frequency algorithmic trading and specific obligations on firms operating RMs and MTFs to put in place systems, procedures and arrangements to ensure the trading venue is resilient, has sufficient capacity to cope with order flow, has effective business continuity arrangements, etc. In particular, there are new rules specifically governing tick sizes, synchronization of business clocks and the imposition of limits on the ratio of orders to transactions which RMs will need to implement.

        MiFIR also introduces a much broader transparency regime for RMs and MTFs covering not only pre-and post-trade transparency for equities but also for equity-like instruments, derivatives and fixed income instruments.

Waivers from transparency are subject to venue-specific and European-wide volume caps which may curtail participants' ability to conduct dark book trading.

        In addition to the new trading venue and transparency rules noted above, MiFID II and MiFIR introduces enhanced internal organizational and compliance monitoring requirements for RMs and MTFs which will require the enhancement of internal compliance arrangements, processes and procedures.

        These additional requirements, individually and in aggregate, could have a material adverse effect on Bats' business and cash flows, financial condition and results of Bats' European operations. They imply additional implementation expenditure but potentially also additional ongoing compliance resources. They may also have an adverse impact on the volume of trading that takes place on Bats' venues thereby potentially reducing revenue.

        MiFIR may also have an adverse impact on Bats' U.S. listed cash equity operations as a result of the introduction of a mandatory equity trading rule which would require E.U. investment firms to trade equities which are either admitted to trading on an RM or traded on an E.U. trading venue only on RMs, MTFs with systematic internalisers or with third-country trading venues which have been specifically assessed to be equivalent. Since a significant number of U.S. listed cash equities can be traded on E.U. trading venues, E.U. investment firms may be required to undertake trades in such U.S. listed cash equities only on those European markets unless and until an equivalence assessment is made in respect of Bats' U.S. exchanges.

        On February 14, 2013, the E.C. published a proposal for a directive for a common Financial Transaction Tax ("FTT"), in Belgium, Germany, Estonia, Greece, Spain, France, Italy, Austria, Portugal, Slovenia and Slovakia (the "participating Member States").

        The proposed FTT has a broad scope and could, if introduced in the form originally proposed, apply to certain transactions relating to financial instruments (including secondary market transactions) in certain circumstances.

        Under the February 14, 2013 proposal, the FTT could apply in certain circumstances to persons both within and outside of the participating Member States. Generally, it would apply to certain transactions relating to financial instruments where at least one party is a financial institution (as defined in the FTT), and at least one party is established in a participating Member State. A financial institution may be, or be deemed to be, "established" in a participating Member State in a broad range of circumstances, including (a) by transacting with a person established in a participating Member State or (b) where the financial instrument which is the subject of the transaction is issued in a participating Member State.

        The FTT proposal remains subject to negotiation between the participating Member States. Ten out of the eleven participating Member States agreed on certain core principles at their December 2015 meeting, Estonia having withdrawn from the group. At an October 2016 meeting of the Economic and Financial Affairs Council configuration, Taxation Commissioner Moscovici confirmed that the Finance Ministers had agreed on a number of core principles behind the FTT, in respect of which he would follow up with a legislative proposal. The FTT proposal may be altered prior to any implementation, the timing of which remains unclear. Additional member states of the E.U. may decide to participate and/or certain of the participating Member States may decide to withdraw.

        Legislators in the United States have also sponsored bills to impose an FTT on certain financial market transactions, including transactions in securities on an exchange.

        If implemented, an FTT may, among other matters, make listing the affected financial instruments on an exchange less attractive for issuers than would be the case absent implementation of the FTT. By raising the cost of trading for Bats' customers, an FTT may reduce the volume of transactions and the liquidity and market efficiency of the capital markets, reducing revenues.

        In addition, Dodd-Frank will likely result in exchange or execution platform trading and clearing of many swaps, which could give greater liquidity and accessibility to derivatives that compete with options traded on Bats' U.S. listed equity options markets. The Tax Reform Act of 2014, or the "Camp Tax Reform proposals," introduced as legislation in 2014 as a means to unifying the taxation of derivatives could result in adverse tax consequences to market participants, which may lead to fewer investors using listed equity options to reduce the risks of owning stock or generating additional income from their stock holdings. The proposals, if adopted as proposed, may reduce the volume of transactions in the U.S. listed equity options market. Furthermore, the SEC continues to consider whether to impose a cap on transaction fees charged by options exchanges similar to the caps applied to equity exchanges. Transaction fee caps would limit the amount of fees that Bats can charge to access its liquidity and, accordingly, the payments Bats can pay to market participants to attract liquidity.

        In addition to its other SRO responsibilities, BZX, as a listing market, also is responsible for overseeing each listed company's compliance with BZX's listing standards. Bats' listings department evaluates applications submitted by issuers interested in listing their securities on BZX to determine whether the quantitative and qualitative listing standards have been satisfied. Once securities are listed, Bats' listings department monitors each issuer's ongoing compliance with BZX's continued listing standards. Failure to comply with these SRO responsibilities could result in potential sanctions or fines and a negative impact on Bats' reputation or branding.

        The legislative and regulatory environment in which the spot FX market operates is evolving and has undergone significant changes in the recent past, and there may be future regulatory changes in the spot FX industry. Spot FX market participants have seen an increasing number of law enforcement actions and regulatory inquiries into their business practices. The governmental bodies and regulatory organizations that regulate parts of the spot FX market have enacted, proposed and may consider additional legislative and regulatory initiatives and may adopt new or revised laws and regulations. Changes in the interpretation or enforcement of existing laws and regulations by these entities, or the adoption of new legal or regulatory requirements, may also adversely affect Bats' spot FX business. For example, the New York State Department of Financial Services recently issued a consent order with Barclays Bank PLC, or "Barclays Bank," pursuant to which Barclays Bank agreed, among other things, to pay a $150 million fine over the "last look" function in its electronic spot FX trading business. The Bats Hotspot Platform contains "last look" functionality that may be used by certain platform participants. Changes in how "last look" is viewed by governmental bodies or regulatory organizations may have an adverse impact on the acceptance of "last look" functionality in the spot FX market generally as well as on Bats' spot FX business.

The Brexit Vote (as defined below) could have a negative impact on the U.K. and E.U. economies and lead to considerable uncertainty while new treaties are negotiated.

        On June 23, 2016 the U.K. voted to leave the E.U. in a referendum (the "Brexit Vote"). At this stage, both the terms and the exact timing of the U.K.'s exit from the E.U. ("Brexit") are unclear, although it is unlikely to be before the end of March 2019. Moreover, the nature of the relationship of the U.K. with the remaining E.U. (the "EU27") has yet to be discussed and negotiations with the E.U. on the terms of the exit have yet to commence. In addition to the economic uncertainty this brings, there are a number of potential risks that investors should consider:

  Political uncertainty

        Following the Brexit Vote, the U.K. has entered into a period of acute political uncertainty both as to the nature and timing of the negotiations with the E.U. Such uncertainty could lead to a high degree of economic and market disruption and legal uncertainty. It is not possible to ascertain how long this period will last and the impact it will have on the U.K. in general and markets more broadly.

  Legal uncertainty

        A significant proportion of English law currently derives from or is designed to operate in concert with E.U. law. This is especially true of English law relating to financial markets, financial services, prudential and conduct-regulation of financial institutions, bank recovery and resolution, payment services and systems, settlement finality, and market infrastructure. Depending on the timing and terms of the U.K.'s exit from the E.U., significant changes to English law are likely, and Bats cannot predict what these changes will be and how they may affect Bats' business.

  Regulatory uncertainty

        There is significant uncertainty about how EU27 financial institutions with assets (including branches) in the U.K. and U.K. financial institutions with assets in the EU27 will be regulated. At present, E.U. single market regulation allows regulated financial institutions (including credit institutions, investment firms, alternative investment fund managers, insurance and reinsurance undertakings) to benefit from a passporting system for regulatory authorizations required to conduct their businesses, as well as facilitating mutual rights of access to important elements of market infrastructure such as payment and settlement systems. E.U. law is also the framework for mutual recognition of bank recovery and resolution regimes.

        Once the U.K. ceases to be a member state of the E.U., the current passporting arrangements will cease to be effective, as will the current mutual rights of access to market infrastructure and current arrangements for mutual recognition of bank recovery and resolution regimes. The ability of regulated financial institutions to continue to do business between the U.K. and the EU27 after the U.K. ceases to be a member state of the E.U. would therefore be subject to separate arrangements between the U.K. and the EU27, in respect of which negotiations have not yet begun. There can be no assurance that there will be any such arrangements concluded and, if they are concluded, on what terms.

  Market uncertainty

        Since the Brexit Vote, there has been volatility and disruption of the capital, currency and credit markets. If this disruption continues, it may impact Bats' business and its returns. In 2015, Bats derived 6.6% of its total revenues from its U.K. operations. Depending on the outcome of the Brexit negotiations, companies with operations in the U.K. may face an unfavorable business environment. In such a case, Bats Europe may choose to move some or all of its operations to the E.U. and the related costs and expenses could have a material adverse effect on Bats' business.

Bats plans on expanding its spot FX business, which will expose Bats to additional risks, including increased regulatory oversight.

        In September 2015, Bats Hotspot launched a London matching engine to target specific currency pairs that are more active in Europe and attract more participation from Europe and Asia, complementing Bats Hotspot's New York area matching engine and giving investors two distinct pools of liquidity to drive price formation globally. This business expansion brings increased risk and potentially increased regulatory scrutiny.

        In connection with its acquisition of Javelin, Bats Hotspot plans to operate a SEF to permit certain of its users to enter into non-deliverable forward currency transactions. The success of this plan depends on Bats' ability to successfully launch non-deliverable forwards, outright deliverable forwards and swaps. Launching the SEF would require Bats Hotspot to comply with additional regulatory obligations, as the SEF will be registered with and regulated by the CFTC. For example, under Dodd-Frank and CFTC rules, SEFs must comply with certain core principles, including establishing and enforcing trading and market monitoring procedures and maintaining comprehensive business records, among other requirements. Similarly, Bats Hotspot may also launch an MTF or other venue in the U.K. that would be registered with and regulated by the FCA, and subject to corresponding obligations.

Changes to the regulators and agencies governing European financial markets could adversely affect Bats' business.

        A number of changes in the regulators and agencies governing European financial markets have been enacted or proposed since the financial crisis. In 2010, the U.K. government announced plans to reform the U.K. regulatory regime by abolishing the Financial Services Authority and replacing it with two regulators, one covering prudential risks and the other covering conduct of business matters. Accordingly, on April 1, 2013, the FCA became the primary regulator of Bats Europe. In addition, three independent European agencies now regulate the financial markets, banking and insurance industries, with the mandate of contributing to the stability of the E.U.'s financial system by ensuring the integrity, transparency, efficiency and orderly functioning of securities markets, as well as by enhancing investor protection. In particular, ESMA fosters supervisory convergence both among national securities regulators and across financial sectors by working closely with the other competent European Supervisory Authorities.

        Until such changes have been in effect for a longer period of time, Bats cannot fully estimate what long-term effect they will have on the oversight and operation of Bats' European market, clearing and other operations, but Bats does expect it to affect its business, potentially leading to increased regulation and oversight of Bats' operations and the European capital markets generally.

Regulatory changes or future court rulings may have an adverse impact on Bats' revenue from proprietary market data products.

        Regulatory and legal developments could reduce the amount of revenue that Bats earns from its proprietary market data products. In the United States, Bats generally is required to file with the SEC any changes to the fees that it charges for its securities market data products. In recent years, certain industry groups have objected to the ability of exchanges to charge for certain market data products. Specifically, the Securities Industry and Financial Markets Association ("SIFMA") has filed a number of denial of access applications with the SEC to set aside proposed rule changes to establish or modify fees for Bats' market data products and related services. Each application is being held in abeyance pending a decision on a separate SIFMA denial of access application held before the SEC's Chief Administrative Law Judge ("ALJ") regarding fees proposed by NASDAQ and NYSE for their respective market data products. On June 1, 2016, the ALJ issued a decision rejecting SIFMA's denial of access challenge to the NASDAQ and NYSE fees at issue, concluding that the exchanges do not enjoy monopoly pricing power over their depth of book feeds. On July 19, 2016, SIFMA petitioned the SEC for review of the ALJ decision. An adverse ruling in that matter could cause the SEC to more closely examine exchange market data fees, which in turn could result in Bats having to reduce the fees it charges for market data. The SEC also has authority to undertake such review at its own discretion. If such an examination is conducted, and the results are detrimental to Bats' U.S. securities exchanges' ability to charge for market data, there could be a negative impact on Bats' revenues. Bats cannot predict if the SEC will grant review of the petition, or how it will rule on the matter or whether, or in what form, any regulatory changes will be implemented, or their potential impact on Bats' business. A determination by the SEC, for example, to link securities market data fees to marginal costs, to take a more active role in the market data rate-setting process, or to reduce the current levels of securities market data fees could have an adverse effect on Bats' securities market data revenues.

        Bats believes Bats Europe currently offers market data to customers on a non-discriminatory basis at a reasonable cost. As regulators determine how market data should be disaggregated and what is a reasonable commercial basis for providing market data, as set out in MiFID II and MiFIR, it could affect Bats' ability to offer market data products in the same manner that Bats does today thereby causing an adverse effect on Bats' European market data revenues. While MiFID II and MiFIR aims to encourage a commercial solution to a consolidated tape in Europe, should this fail to materialize, policy makers might be encouraged to implement a mandatory solution that could impact Bats' ability to develop its own commercial offering.

Bats has indirect exposure to the European sovereign debt crisis.

        Bats Europe may from time to time hold cash reserves in U.K. sovereign government debt, commonly known as Gilts. In addition, many of its customers are banks who may hold investments in Euro-denominated sovereign debt. To the extent those customers are negatively impacted by those investments, they may be less able to pay amounts owed to Bats or renew service agreements with Bats. Such developments could negatively affect Bats' business. Further, to the extent that sovereign debt concerns depress economic activity, it may negatively impact the number of transactions processed on Bats' trading venues, resulting in lower revenue.

        In addition, an exit from the Euro by a member state of the E.U. or an ongoing recession in the Euro zone and the related Euro crisis could lead to foreign exchange volatility and a potential loss of revenues if trading volumes are negatively impacted across all of Bats' trading platforms. See "—The Brexit Vote could have a negative impact on the U.K. and E.U. economies and lead to considerable uncertainty while new treaties are negotiated" above.

Bats is dependent on the members of its senior management team and other key personnel.

        Bats is highly dependent upon its Chief Executive Officer and President, Chris Concannon, and the CEO of Bats Europe, Mark Hemsley. Both of these individuals' talents and leadership have been, and continue to be, critical to Bats' success. The diminution or loss of the services of any one of these individuals for any reason, and any negative market or industry perception arising from that diminution or loss, would have a material adverse effect on Bats' business.

        Bats' success also depends largely on the efforts and abilities of the other key members of Bats' senior management team. Many of these individuals have worked together closely since Bats' inception in 2005.

        Members of Bats' senior management team are subject to employment agreements, each with a term of three years, with automatic one-year annual extensions. Notwithstanding the foregoing, an employment agreement and the corresponding employment relationship between Bats and its senior management may be terminated at any time by either party with or without cause or advance notice. Accordingly, it is possible that one or more members of Bats' senior management team could resign to work elsewhere. Because each member of Bats' senior management team has a different area of specialization, the departure of any one of these individuals could create a deficiency in one of the core aspects of Bats' business, particularly given Bats' small number of employees relative to its competitors.

        Bats is also dependent on the efforts of its team of technology professionals, many of whom have been with Bats for several years, and on Bats' ability to recruit and retain highly skilled and often specialized personnel, particularly in light of the rapid pace of technological advances. The level of competition in Bats' industry for individuals with this level of experience or these skills is intense. Significant losses of key personnel, particularly to competitors, could make it difficult for Bats to compete successfully. In addition, Bats may be unable to attract and retain qualified management and personnel in the future, including in relation to any diversification of Bats' product and service offerings into new asset classes and/or new geographic locations.

        Bats does not maintain "key person" life insurance policies on any of its executive officers, managers, key employees or technical personnel. The loss of the services of these persons for any reason, as well as any negative market or industry perception arising from those losses, could have a material adverse effect on Bats' business, financial condition and operating results.

Bats may not be able to keep up with rapid technological and other competitive changes affecting its industries, and Bats may be unable to further diversify its business.

        The markets in which Bats competes are characterized by rapidly changing technology, evolving industry standards and regulations, frequent enhancements to existing products and services, the adoption of new services and products and changing customer demands and regulatory requirements. If Bats' platforms fail to function as expected, Bats' business would be negatively affected. In addition, Bats' business, financial condition and operating results may be adversely affected if Bats cannot successfully develop, introduce and/or market new services and products or if Bats needs to adopt costly and customized technology for its services and products. Further, Bats' failure to anticipate or respond adequately to changes in technology, customer preferences and regulatory requirements or any significant delays in product development efforts could have a material adverse effect on Bats' business, financial condition and operating results.

        In addition, Bats will face significant challenges as it seeks to diversify its product and service offerings. Bats may, for example, diversify its equities business by competing with NYSE, NASDAQ and other exchanges and non-exchange trading platforms for new asset classes and in new geographic locations and new or existing listings. Bats may also diversify its spot FX business by competing with ICAP, Thomson Reuters and others for new asset classes and in new geographic locations. Bats will face substantial competition from these market centers, some of which have greater brand recognition than Bats does and offer a broader range of services than Bats currently offers. Accordingly, Bats may not be able to increase its revenues, compete successfully by further diversifying its product and service offerings or meet ongoing and changing regulatory requirements.

Bats generates a significant percentage of its total revenues from, and is provided with significant liquidity in its markets by, customers who are affiliates of its significant stockholders, who are not contractually obligated to continue to use Bats' services or purchase its products and who also use the services of Bats' competitors.

        Bats earns a significant percentage of its revenue from customers who are affiliates of its significant stockholders. For example, for the nine months ended September 30, 2016, 21.6% of Bats' total transaction fees were generated by affiliates of Bats' significant stockholders. For the years ended

December 31, 2015, 2014 and 2013, 44.1%, 47.7%, and 28.1% of Bats' total transaction fees, respectively, were generated by affiliates of Bats' significant stockholders. In addition, affiliates of Bats' significant stockholders also provide Bats with liquidity for which Bats provides them with a rebate. For the nine months ended September 30, 2016 and the years ended December 31, 2015, 2014 and 2013, 26.5%, 51.2%, 48.8%, and 35.3% of Bats' total liquidity payments, respectively, were generated by affiliates of Bats' significant stockholders. None of Bats' customers is contractually or otherwise obligated to continue to use Bats' services or purchase its products. In addition, affiliates of certain of Bats' stockholders and Bats' other customers have made, and may continue to make, investments in businesses that directly compete with Bats. Bats' customers also trade, and will continue to trade, on markets operated by its competitors. The loss of, or a significant reduction in, participation on Bats' markets by these customers may have a material adverse effect on Bats' business, financial condition and results of operations.

Bats may not be able to successfully integrate recently acquired businesses, which may result in an inability to realize the anticipated benefits of the acquisition of Hotspot FX Holdings LLC.

        Integrating the operations of recently-acquired businesses involves complex technological, operational and personnel-related challenges. This process is time-consuming and may disrupt the business of the combined company. Difficulties, costs and delays could be encountered with respect to:

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  the possible redesign of Bats Hotspot technology;

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  resolving possible inconsistencies in standards, controls, procedures and policies, business cultures and compensation structures between Bats and Bats Hotspot;

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  the diversion of management's attention from ongoing business concerns and other strategic opportunities;

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  the retention of Bats Hotspot's key employees and management;

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  possible costs or inefficiencies associated with integrating the operations of the combined company; and

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  the retention of strategic partners and attraction of new strategic partners.

        For these reasons, Bats may not achieve the anticipated financial and strategic benefits, including cost savings from operational efficiencies and synergies and growth from newly launched products, from the acquisition of Bats Hotspot's business, and any actual cost savings and synergies may be lower than Bats currently expects and may take a longer time to achieve than Bats currently anticipates.

Bats may have difficulty executing its growth strategy and managing its growth effectively.

        Bats has experienced significant growth in its business since its inception in 2005, with material expansions into diverse businesses including European listed cash equity securities, U.S. listed equity options and global institutional spot FX trading. While Bats' securities market share has increased, there is no guarantee this will continue in the future. Continuing to grow Bats' businesses will require increased investment in its facilities, personnel and financial and management systems and controls. Unless Bats' growth results in an increase in its revenues that is proportionate to the increase in Bats' costs associated with this growth, Bats' future profitability will be adversely affected. Furthermore, failure to successfully expand into new asset classes or new geographies may adversely affect Bats' growth strategy and its future profitability.

        As part of Bats' growth strategy, Bats intends to continue evaluating potential acquisition opportunities and strategic alliances, subject to its obligations under the merger agreement. Any such transaction may be effected quickly, may occur at any time and may be significant in size relative to Bats' existing assets and operations. The market for acquisition targets and strategic alliances is highly competitive, particularly in light of increasing consolidation in the securities trading industry and spot

FX industry, which may adversely affect Bats' ability to find acquisition candidates or strategic partners that fit Bats' growth strategy and Bats' investment parameters. These transactions involve numerous risks, including, among others:

  •
  failure to achieve financial or operating objectives;

  •
  failure to successfully and timely integrate any operations, products, services or technology Bats may acquire or combine within a strategic alliance;

  •
  diversion of management's and other key personnel's attention;

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  failure to obtain necessary regulatory or other approvals;

  •
  potential loss of customers or personnel;

  •
  failure to obtain necessary financing on acceptable terms;

  •
  acquisition-related litigation; or

  •
  market volume contraction.

        Failure to successfully manage any acquisition or strategic alliance Bats may make in the future could adversely affect Bats' growth strategy and its future profitability. Furthermore, future acquisitions or strategic alliances may require significant resources and may result in significant unanticipated losses, costs or liabilities.

        Subject to Bats' obligations under the merger agreement, future acquisitions may be effected through the issuance of Bats' common stock, which could substantially dilute the ownership percentage of Bats' current stockholders.

If Bats' goodwill or intangible assets become impaired, Bats may be required to record a significant charge to earnings.

        As a result of Bats' acquisitions of Chi-X Europe on November 30, 2011, Direct Edge on January 31, 2014, Bats Hotspot on March 13, 2015 and Bats ETF.com on April 1, 2016, Bats has recorded approximately $945.4 million of goodwill and other acquired intangible assets as of September 30, 2016. Bats assesses the potential impairment of goodwill at least annually, or more frequently when events or changes in circumstances signal indicators of impairment are present. Adverse changes in economic conditions or Bats' operations could affect the assumptions Bats uses to calculate the fair value, which in turn could result in an impairment charge in future periods that would impact Bats' results of operations and financial position.

The regulatory framework under which Bats operates and new regulatory requirements or new interpretations of existing regulatory requirements could require substantial time and resources for compliance, which could make it difficult and costly for Bats to operate its business.

        Bats' securities markets operate in a highly regulated industry and may be subject to regulatory actions or other legal proceedings that could lead to censures, fines or other penalties if Bats fails to comply with its legal and regulatory obligations or Bats' customers fail to comply with their obligations. The securities trading industry is subject to significant regulatory oversight and could be subject to increased governmental and public scrutiny in the future in response to global conditions and events. In the United States, Bats' markets are regulated by the SEC and Bats' broker-dealer subsidiary is regulated by the SEC, FINRA and other applicable SROs. In the U.K., Bats' markets are subject to local regulation and will continue to be subject to E.U. regulation until the Brexit Vote is implemented. As a result, Bats' Recognised Investment Exchange ("RIE") may be subject to audits, investigations, administrative proceedings and enforcement actions relating to compliance with applicable rules and regulations.

        In January 2015, the SEC completed two separate investigations into the development of order types: one related to BZX and BYX and another related to EDGX and EDGA. While the SEC concluded its investigation with no action taken with regards to BZX and BYX, the SEC accepted Bats' offer of settlement with respect to EDGX and EDGA, which included a monetary penalty and an agreement to implement certain measures aimed at preventing future violations of the Exchange Act and the rules and regulations promulgated thereunder. In the future, Bats could be subject to SEC or other regulatory investigations or enforcement proceedings that could result in substantial sanctions, including revocation of Bats' operating licenses. Any such investigations or proceedings, whether successful or unsuccessful, could result in substantial costs, the diversion of resources, including management time, and potential harm to Bats' reputation, which could have a material adverse effect on Bats' business, results of operations or financial condition. In addition, Bats' exchanges could be required to modify or restructure their regulatory functions in response to any changes in the regulatory environment, or they may be required to rely on third parties to perform regulatory and oversight functions, each of which may require Bats to incur substantial expenses and may harm Bats' reputation if its regulatory services are deemed inadequate.

        In addition, Bats' registered broker-dealer subsidiary, Bats Trading, Inc. ("Bats Trading"), is subject to regulation by the SEC, FINRA and other SROs. As a registered broker-dealer, Bats Trading is subject to regulations concerning all aspects of its business, including trading practices, order handling, best execution, anti-money laundering, handling of material non-public information, safeguarding data, reporting, record retention, market access and the conduct of its officers, employees and other associated persons. In addition, Bats Trading is subject to regulatory requirements intended to ensure its general financial soundness and liquidity, which require that it comply with certain minimum capital requirements. The SEC and FINRA impose rules that require notification when a broker-dealer's net capital falls below certain predefined criteria, dictate the ratio of debt to equity in the regulatory capital composition of a broker-dealer and constrain the ability of a broker-dealer to expand its business under certain circumstances. Additionally, the SEC's uniform net capital rule and FINRA rules impose certain requirements that may have the effect of prohibiting a broker-dealer from distributing or withdrawing capital and requiring prior notice to the SEC and FINRA for certain withdrawals of capital. Any failure to comply with applicable broker-dealer regulations could have a material adverse effect on the operation of Bats' business, financial condition and operating results.

        Bats' European securities business is subject to regulatory oversight in the U.K. by the FCA, which through the "passporting" process provides authorization to carry on business in other European Economic Area ("EEA") member states. The authorities may revoke this authorization if Bats does not suitably carry out its regulated business activities. The authorities are also entitled to request that Bats adopt measures in order to ensure that Bats continues to fulfill the authorities' requirements. Any failure by Bats to meet these requirements or any revocation by the authorities of Bats' authorization to carry on business in other EEA member states would materially affect Bats' ability to operate a trading venue on a pan-European basis and could adversely affect its business, financial condition and results of operations. Bats currently operates both an RIE and a routing broker in the U.K.

        In addition, the regulatory authorities in certain foreign jurisdictions may require securities exchanges to be named on certain designated exchange lists maintained by such authorities. The failure of any of Bats' exchanges to be named on any such list may make it difficult for certain foreign investors to invest, or prevent certain foreign investors from investing, in Bats' listed securities, which may put Bats' listings business in such jurisdictions at a competitive disadvantage compared to other securities exchanges that have been named on such designated exchange's lists. Failure to comply with the applicable foreign regulations may also subject Bats or its customers in such jurisdictions to regulatory actions or other legal proceedings that could lead to fines or other penalties.

Bats has self-regulatory obligations that may create conflicts of interests.

        Bats has obligations to regulate and monitor activities in its markets and ensure compliance with applicable law and the rules of its markets by market participants. In the United States, the SEC and others have expressed concern about potential conflicts of interest of "for-profit" markets performing the regulatory functions of an SRO. For example, Bats is responsible for identifying possible violations of the securities laws by its members and taking regulatory action against those members if such violations are confirmed. Although Bats' U.S. exchanges outsource certain of their regulatory functions to FINRA, Bats could be conflicted in pursuing such regulatory actions against its customers because to do so could result in a loss of trading volumes on Bats' markets. Any failure by Bats to diligently and fairly regulate its markets or to otherwise fulfill its regulatory obligations could significantly harm Bats' reputation, prompt SEC scrutiny and adversely affect Bats' business and reputation.

Bats' ability to implement or amend rules could be limited or delayed because of regulatory oversight, review or approval, which could negatively affect Bats' ability to implement needed changes or expand its products or services.

        Bats' exchanges registered with the SEC must submit proposed rule changes to the SEC for its review and, in many cases, its approval. Even where a proposed rule change may be effective upon filing with the SEC, the SEC retains the right to suspend and disapprove such rule changes. The rule review process can be lengthy and can significantly delay the implementation of proposed rule changes that Bats believes are necessary to the operation of its markets. If the SEC delays or does not allow one of Bats' exchanges to implement a rule change, this could negatively affect Bats' ability to make needed changes or implement business activities. In addition, Bats must compete with ATSs that are not subject to the same SEC approval process and therefore may have lower regulatory and surveillance costs than Bats. There is a risk that other trading venues will be able to charge lower fees than Bats because they spend significantly less on regulation, attracting trading to those venues. The SEC has also been actively enforcing exchanges' compliance with these requirements, including entering an order against EDGX and EDGA for alleged failures to properly maintain SEC-approved rules relating to all of its order types. See "—Failures in Bats' compliance systems could subject Bats to significant legal and regulatory costs. Furthermore, if Bats' risk management methods are not effective, Bats' business, reputation and financial results may be adversely affected."

        Similarly, the SEC must approve amendments to Bats' exchange subsidiaries' certificates of incorporation and bylaws, as well as certain amendments to the Bats Amended and Restated Certificate of Incorporation (the "Bats charter") and the Bats Amended and Restated Bylaws (the "Bats bylaws"). The SEC may decide not to approve a proposed amendment or may delay such approval in a manner that could negatively affect Bats' ability to make a desired change, which could prevent or delay Bats from improving the operations of its markets or recognize income from new products.

Bats depends on third-party service providers for certain services that are important to its business. An interruption or cessation of such service by any third-party could have a material adverse effect on Bats' business.

        Bats depends on a number of service providers, including but not limited to, banking and clearing organizations such as the National Securities Clearing Corporation ("NSCC") and the OCC, and its member clearing firms; LCH.Clearnet Group, EuroCCP, a Dutch domiciled clearing house ("EuroCCP"), SIX x-clear AG; data center providers such as Equinix, which hosts Bats' primary data centers in the United States and Europe, and CenturyLink, which hosts Bats' backup data center in the United States; the Consolidated Tape Association ("CTA"), and the Options Price Reporting Authority, LLC ("OPRA"); and various vendors of communications and networking products and services.

        Bats also relies on third-party broker-dealers for routing and clearing services in certain circumstances. Specifically, Bats may route an order from a customer away from its markets to another trading venue if there is insufficient liquidity on Bats' markets to match the order and/or if the customer is utilizing one of Bats' smart-order routing strategies. Bats may use a third-party broker-dealer to establish back-up connectivity to another exchange in the event that its connection to such exchange fails, because Bats does not have a direct connection to such exchange or to take advantage of tiered pricing rates at such exchange. Once Bats (or such third party) fills an order on another market, the executed trade is sent to a clearing broker to match the details of the trade with the clearing broker for the other party to the trade. Bats relies on certain of its stockholders' affiliates to route orders that are not routed directly by Bats and to clear certain trades routed to other markets.

        In addition, Bats currently relies on FINRA to perform certain regulatory functions on its behalf pursuant to a regulatory services agreement ("RSA") which Bats entered into in 2014. Under the RSA, Bats maintains ultimate responsibility for the regulatory activities.

        Bats cannot assure you that any of these providers will be able to continue to provide these services in an efficient manner or that they will be able to adequately expand their services to meet Bats' needs. An interruption or malfunction in or the cessation of an important service by any third party and Bats' inability to make alternative arrangements in a timely manner, or at all, could have a material adverse impact on Bats' business, financial condition and operating results.

Financial or other problems experienced by third parties could have an adverse effect on Bats' business.

        Bats is exposed to credit risk from third parties, including customers, clearing agents and counterparties. For example, Bats is exposed to credit risk for transaction fees Bats bills to customers on a monthly basis in arrears. Bats' customers and other third parties may default on their obligations to Bats due to lack of liquidity, operational failure, bankruptcy or other reasons.

        In addition, with respect to orders Bats Trading routes to other markets for execution on behalf of Bats' customers, Bats Trading is exposed to some counterparty credit risk in the case of failure to perform on the part of Bats' routing and clearing firms who are involved in processing transactions on behalf of Bats, including, Wedbush Securities, BofA Merrill Lynch or Morgan Stanley, as well as failure on the part of such brokers to pass back any transactional rebates. Wedbush Securities, BofA Merrill Lynch and Morgan Stanley guarantee trades until one day after the trade date, after which time NSCC provides a guarantee. Thus, Bats Trading is potentially exposed to credit risk to the counterparty to a trade routed to another market center between the trade date and one day after the trade date in the event that Wedbush Securities, BofA Merrill Lynch or Morgan Stanley fails to perform.

        With respect to U.S. equities, Bats Trading has counterparty credit risk exposure to Wedbush Securities and Morgan Stanley related to clearing until the day following the trade date. Bats Trading uses Wedbush Securities to clear trades routed through Credit Suisse as well as for trades routed directly to other exchanges and optionally dark pools. Morgan Stanley clears trades routed through the Morgan Stanley routing brokers and also clears executions routed to most dark pools. Bats Trading maintains counterparty credit risk exposure from routing brokers (i.e., Morgan Stanley, Credit Suisse, NASDAQ) with respect to rebates earned until completion of the routing brokers next invoice cycle following the execution.

        With respect to U.S. listed equity options, Bats Trading is subject to counterparty credit risk exposure from Wedbush Securities and BofA Merrill Lynch related to clearing until the day following the trade date. For U.S. listed equity options, Bats Trading uses Wedbush Securities to clear trades routed through Lime Brokerage as well as trades sent directly to another exchange. BofA Merrill Lynch are used to clear trades routed through its own routing broker. Counterparty credit risk also exists with respect to rebates earned from routing brokers (Lime Brokerage and BofA Merrill Lynch) until completion of the routing brokers' next invoice cycle has completed for an execution.

        Bats' exposure to credit risk may be further impacted by volatile securities markets that may affect the ability of its customers and other third parties to satisfy their contractual obligations to Bats. Moreover, Bats may not be successful in managing its credit risk through reporting and control procedures or by maintaining credit standards. Any losses arising from such defaults or other credit losses could adversely affect Bats' financial condition and operating results.

        Bats Hotspot is not a counterparty to any spot FX transactions occurring on the Bats Hotspot Platform and it does not have any direct counterparty risk associated with such transactions. All transactions occurring on the Bats Hotspot Platform occur bilaterally between two banks or prime brokers as counterparties to the trade. While Bats Hotspot does not have direct counterparty risk, Bats Hotspot may suffer a decrease in transaction volume if a bank or prime broker experiences an event that causes other prime brokers to decrease or revoke the credit available to the prime broker experiencing the event. Therefore, Bats Hotspot may have risk that is related to the credit of the banks and prime brokers that trade spot FX on the Bats Hotspot Platform.

Bats may be required to inject further capital into EuroCCP.

        Bats Trading Limited owns 25% of EuroCCP. EuroCCP is one of three interoperable central counterparties ("CCPs"), used to clear trades conducted on Bats Europe. If EuroCCP were to experience financial difficulties, Bats Europe might be required to inject further capital into it in order to maintain its working or regulatory capital. In a worst case scenario, EuroCCP might have its regulatory license suspended or withdrawn, or it might have to wind down. This would result in a loss to Bats Europe of its investment in EuroCCP and a withdrawal of EuroCCP as a clearing house to the Bats Europe markets. On August 17, 2016, Euronext announced it had signed an agreement to acquire 20% of EuroCCP and to offer its users a choice in clearing for its equity markets. If approved by regulators, this will result in the four existing stockholders' ownership in EuroCCP being diluted to 20% each.

Bats may be required to assume ownership of a position in securities in connection with Bats' order routing service, which could subject Bats to trading losses when it disposes of that position.

        Bats offers a smart-order routing service through its broker-dealer subsidiary, Bats Trading, which provides its customers with access to other market centers when Bats routes their orders to those market centers for execution. In connection with this service, however, Bats may assume ownership of a position in securities. This may occur, for example, when a market center to which Bats has routed a customer's order experiences systems problems and is unable to determine the status of that order. When this happens, Bats may make a business decision to provide a cancellation notice to its customer, relieving its customer of any liability with respect to the order. Bats may be informed later, however, that the order was executed at the market center to which Bats routed it, in which case Bats Trading would be required to take ownership of that securities position. Bats' clearing brokers, Wedbush Securities, BofA Merrill Lynch and Morgan Stanley, maintain error accounts on behalf of Bats Trading into which such positions settle, and Bats requires the respective clearing broker to trade out of those positions as expeditiously as possible, which could result in Bats incurring trading losses.

General economic conditions could adversely affect Bats' business and financial condition.

        Bats' business performance is impacted by a number of factors, including general economic conditions and other factors that are generally beyond Bats' control. A long-term continuation of challenging economic conditions is likely to negatively impact Bats' business. Poor economic conditions may result in a decline in trading volume and a reduction in the demand for Bats' products and could affect the ability of its customers to meet their obligations to Bats.

        Securities market data revenues may also be significantly affected by global market conditions. Adverse market conditions may cause reductions in the number of recipients of Bats' market data.

        Securities and spot FX trading volume is directly affected by economic, political and market conditions, broad trends in business and finance, unforeseen market closures or other disruptions in trading, the level and volatility of interest rates, inflation, changes in price levels of securities and the overall level of investor confidence. In recent years, trading volumes across Bats' markets have fluctuated significantly depending on market conditions and other factors beyond its control. In addition, trading volume in a particular stock could be negatively impacted by a significant reverse stock split which materially reduces the number of shares of such stock in the market. It is not possible to accurately forecast volatility or trading volumes. Because a significant percentage of Bats' revenue is tied directly to the volume of securities traded on Bats' markets, it is possible that a general decline in trading volumes could lower revenues and may adversely affect Bats' operating results if Bats is unable to offset falling volumes through increased market share or other pricing actions.

        In Europe, countries such as Portugal, Ireland, Italy, Greece and Spain have been particularly affected by the recent financial and economic conditions. The E.U., the European Central Bank and the International Monetary Fund have prepared rescue packages for some of the affected countries. Other Euro-zone countries have been forced to take actions to mitigate similar developments in their economies. Bats cannot predict with any certainty whether these packages or other rescue plans will ultimately be successful or the effect that they may have on Bats' business, results of operations, cash flows and financial condition.

Fluctuations in Bats' quarterly operating results may negatively affect the valuation of its common stock.

        Bats' business experiences seasonal fluctuations, reflecting reduced trading activity generally during the third quarter of each year and during the last month of each year. In addition, the financial services industry is risky and unpredictable and is directly affected by many national and international factors beyond Bats' control, including:

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  economic, political and geopolitical market conditions;

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  natural disasters, terrorism, war or other catastrophes;

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  broad trends in industry and finance;

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  changes in price levels and volatility in the stock markets;

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  the level and volatility of interest rates;

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  changes in government monetary or tax policy;

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  other legislative and regulatory changes;

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  the perceived attractiveness of the U.S. or European capital markets; and

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  inflation.

        Any one of these factors could have a material adverse effect on Bats' business, financial condition and operating results by causing a substantial decline in the financial services markets and reducing trading volumes. As a result, it is possible that Bats' operating results or other operating metrics may fail to meet the expectations of stock market analysts and investors. If this happens, the market price of Bats' common stock may be adversely affected.

The occurrence or perception of unauthorized disclosure of confidential information could harm Bats' business.

        In the course of Bats' business, Bats receives, processes, transmits and stores confidential information. Bats' treatment of such information is subject to contractual restrictions. While Bats takes measures to protect against unauthorized access to such information, these measures may be inadequate, and any failure on Bats' part to protect this information may subject Bats to contractual liability and damages, loss of business, penalties and unfavorable publicity. Even the mere perception of a security breach or inadvertent disclosure of confidential information could harm Bats' reputation. The occurrence of any of these events could have an adverse effect on Bats' business.

Bats' inability to protect its intellectual property rights and claims by others that Bats infringes their intellectual property rights could adversely affect Bats' business.

        To protect Bats' intellectual property rights, Bats relies on a combination of trademark and copyright laws in the United States and similar laws in other countries, trade secret protection, confidentiality agreements and other contractual arrangements with its employees, customers and others. Despite these measures, any of Bats' intellectual property rights could be challenged, invalidated, circumvented or misappropriated, and any application for registration of such rights could be denied. Bats may be unable to detect the unauthorized use of its proprietary information or take appropriate steps to enforce its intellectual property rights. Failure to protect Bats' intellectual property adequately could harm its brand and affect its ability to compete effectively. Defending Bats' intellectual property rights could result in the expenditure of significant financial and managerial resources, which could adversely affect Bats' business, financial condition and operating results. Further, the laws of certain countries do not protect intellectual property rights to the same extent as the laws of the United States. Therefore, in certain jurisdictions, Bats may be unable to protect its intellectual property and proprietary technology adequately against unauthorized third-party copying or use, which could adversely affect Bats' competitive position.

        Although Bats owns patents covering its proprietary business processes related to the Bats 1000 Index and its proprietary business processes related to Bats' now defunct European market-on-close product, as well as having filed patent applications further covering the administration of the Bats 1000 Index, Bats' national best bid or best offer, Setter pricing (incentive for setting the national best bid or best offer ("NBBO")) and Joiner pricing (incentive for joining the NBBO offer when Bats is not at the NBBO), Bats' primary market auction, the business process related to operating an exchange based on the net asset value of an ETP, Bats' Competitive Liquidity Provider Program and Bats' retail price improvement program, Bats does not anticipate relying upon patents as a primary means of protecting its rights in its intellectual property. In any event, there can be no assurance that Bats' patent applications will be approved, that any issued patents will adequately protect Bats' intellectual property or that such patents will not be challenged by third parties.

        Finally, third parties may claim that Bats or customers indemnified by Bats are infringing upon their intellectual property rights. Even if Bats believes that such claims are without merit, they can be time-consuming and costly to defend and divert management resources and attention. Successful claims of intellectual property infringement also might require Bats to redesign infringing technology, enter into costly settlement or license agreements, pay costly damage awards or face a temporary or permanent injunction prohibiting Bats from using infringing technology. If Bats is found to be infringing and cannot, or does not, license the infringed technology on reasonable pricing terms or at all, or substitute similar technology from another source, Bats' business, financial condition and results of operations could be adversely impacted.

Bats' use of open source software code may subject its software to general release or require Bats to re-engineer its software, which could harm Bats' business.

        Bats has used open source software code to create its proprietary software for use in its business. Companies that incorporate open source software into their products have, from time to time, faced claims challenging the ownership of open source software. As a result, Bats could be subject to suits by parties claiming ownership of what Bats believes to be open source software. In addition, some open source software licenses require users who distribute open source software as part of their software to publicly disclose all or part of the source code in their software and make any derivative works of the open source code available on unfavorable terms or at no cost. Open source license terms may be ambiguous, and many of the risks associated with usage of open source software cannot be eliminated. Bats believes that its use of open source software is in compliance with the relevant open source software licenses and does not require disclosure of any of Bats' source code. However, if Bats were found to have inappropriately used open source software, Bats may be required to release its proprietary source code, re-engineer or discontinue use of its software or take other remedial action.

Bats is subject to risks relating to litigation, potential securities law liability and other liability.

        Many aspects of Bats' business, including trading, market data services and listings, and the business of Bats' members, potentially involve substantial liability risks. These risks include, among others, potential liability from disputes over terms of a trade and the claim that a system failure or delay caused monetary loss to a member or that an unauthorized trade occurred. For example, dissatisfied members that have traded on Bats' electronic platform or those on whose behalf such members have traded, may make claims regarding the quality of trade execution, or allege improperly confirmed or settled trades, abusive trading practices, security and confidentiality breaches, mismanagement or even fraud against Bats or its members. In addition, because of the ease and speed with which sizable trades can be executed on Bats' electronic platform, members can lose substantial amounts by inadvertently entering trade orders or by entering them inaccurately. A large number of significant error trades could result in member dissatisfaction and a decline in member willingness to trade in Bats' electronic markets.

        In addition, SROs such as BZX, BYX, EDGX and EDGA are required by federal law to perform a variety of functions that would otherwise be performed by a governmental agency. As such, and similar to sovereign immunity accorded to governments, U.S. federal courts have held that SROs are immune from civil damages for conduct undertaken as part of their statutorily delegated adjudicatory, regulatory and prosecutorial authority. This immunity, however, only covers certain of Bats' activities in the United States, and Bats could be exposed to liability under national and local laws, court decisions and rules and regulations promulgated by regulatory agencies.

        Furthermore, in the United States, Bats' securities markets are subject to oversight by the SEC. As a result, Bats could be subject to investigations and judicial or administrative proceedings that result in substantial penalties if Bats were found to be out of compliance with its obligations under the federal securities laws. Any such liability or penalties could have a material adverse effect on Bats' business. Bats has from time to time received inquiries and investigative requests from the SEC's Office of Compliance Inspections and Examinations as well as the SEC's Division of Enforcement seeking information about Bats' and its members' compliance with the federal securities laws. For example, in January 2015, the SEC completed two separate investigations into the development of order types, one related to BZX and BYX and another related to EDGX and EDGA. While the SEC concluded its investigation with no action taken with regards to BZX and BYX, the SEC accepted Bats' offer of settlement with respect to EDGX and EDGA which included a monetary penalty and an agreement to implement certain measures aimed at preventing future violations of the Exchange Act and the rules and regulations promulgated thereunder.

        From time to time Bats is also involved in various legal proceedings arising in the ordinary course of its business. While Bats does not believe that the outcome of any of these legal proceedings will have a material impact on its consolidated financial position, results of operations or cash flows, litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance. See "Information about Bats—Legal Proceedings."

        In addition to potential sanctions, censure, monetary penalties and disruption of Bats' business, an investigation, inquiry, regulatory enforcement action and the related publicity could impair Bats' reputation and damage its brand name, particularly with its members and other market participants. This could result in a decrease of Bats' share of total trading volumes relative to its competitors, which may make Bats less attractive to market participants as a source of liquidity and cause Bats to lose additional trading volume and associated fees, which would adversely affect Bats' business, reputation, financial condition and operating results.

        Bats' European business is subject to regulatory oversight in the U.K. by the FCA, which through the "passporting" process provides authorization to carry on business in other EEA member states. In addition, Bats' operations are regulated at the E.U. level. If a regulatory authority makes a finding of non-compliance, conditional fines could be imposed, and Bats' licenses could be revoked. Any such fine or revocation of a license could have a material adverse effect on Bats' business.

        Failures in Bats' compliance systems could subject Bats to significant legal and regulatory costs. Furthermore, if Bats' risk management methods are not effective, Bats' business, reputation and financial results may be adversely affected.

        Bats' ability to comply with all applicable laws and rules is largely dependent on its establishment and maintenance of compliance, audit, risk and reporting systems and procedures, as well as its ability to attract and retain qualified compliance, audit and risk management personnel. These systems and procedures may not be fully effective. Bats faces the risk of intervention by regulatory authorities, including extensive examination and surveillance activity. In the case of actual or alleged non-compliance with applicable laws or regulations, Bats could be subject to investigations and judicial or administrative proceedings that may result in substantial penalties, settlements or civil lawsuits, including by customers, for damages, which can be substantial. In the past, the SEC has brought actions against exchange operators for failing to fulfill their obligations to have an effective regulatory system. Any failure to comply with applicable laws and rules could adversely affect Bats' business, reputation, financial condition and operating results and, in extreme cases, Bats' ability to conduct its business or portions thereof.

        Additionally, Bats has adopted policies and procedures to identify, monitor and manage its risks. For example, Bats' Global Policy for Enterprise Risk Management ("ERM") adopts a framework for identifying and managing risks in both Bats' U.S. and European operations. In the United States, the ERM framework is overseen by the U.S. exchanges' Audit Committee, as well as Bats' Audit Committee, and ultimately the Bats board. The ERM framework is also periodically reviewed by the SEC's Office of Compliance Inspections and Examinations as part of routine inspections. The policy created a firm-wide risk committee that regularly reviews known and emerging risks, as well as the maintenance of the risk register. The European ERM framework is overseen by the Bats Trading Limited Audit, Risk and Compliance Committee as well as Bats' Audit Committee, and ultimately the Bats board. The FCA has also reviewed and approved the framework and maintains continuous dialogue with European executive management on risk-related matters. The framework has been in place formally since January 2013 and, in addition to the policy and strategy, comprises a risk appetite statement and risk register. Bats also maintains a vendor management policy that is intended to both manage the business relationships and mitigate the risks associated with utilizing outside vendors and other third-party service providers. Bats employs a vendor risk tool to facilitate this process.

        These policies and procedures, however, may not be fully effective. If Bats' policies and procedures are not fully effective or Bats is not always successful in monitoring or evaluating the risks to which it is or may be exposed, Bats' business, reputation, financial condition and operating results could be materially adversely affected.

Damage to Bats' reputation could have a material adverse effect on its business.

        Bats believes one of its competitive strengths is its strong industry reputation. Various issues may give rise to reputational risk, including issues relating to:

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  the representation of Bats' business in the media;

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  the quality of Bats' products, including the reliability of Bats' transaction-based business, and the accuracy of Bats' market data;

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  the ability to execute Bats' business plan, key initiatives or new business ventures and the ability to keep up with changing customer demands and regulatory initiatives;

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  Bats' regulatory compliance and its enforcement of compliance on its customers;

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  the accuracy of Bats' financial statements and other financial and statistical information;

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  the quality of Bats' corporate governance structure;

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  the quality of Bats' disclosure controls or internal controls over financial reporting, including any failures in supervision;

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  the integrity and performance of Bats' computer and communications systems;

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  security breaches, including any unauthorized delivery of proprietary data to third parties;

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  management of Bats' outsourcing relationships, including Bats' relationship with FINRA;

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  any misconduct or fraudulent activity by Bats' employees, especially senior management, or other persons formerly or currently associated with it;

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  Bats' listings business and Bats' enforcement of its listing rules; and

  •
  any negative publicity surrounding Bats' listed companies.

        Damage to Bats' reputation could cause a reduction in the trading volume on its exchanges or cause Bats to lose customers. This, in turn, may have a material adverse effect on Bats' business, financial condition and operating results.

Because Bats has operations outside of the United States, it is exposed to currency risk.

        Bats has operations in the United States, the U.K., continental Europe and Singapore. Bats therefore has significant exposure to exchange rate movements between the British pound, the Euro, the Singapore dollar and the U.S. dollar. Significant inflation or changes in foreign exchange rates with respect to one or more of these currencies could occur as a result of general economic conditions, acts of war or terrorism, changes in governmental monetary or tax policy, the U.K. referendum to leave the E.U. or changes in local interest rates. These exchange rate differences will affect the translation of Bats' non-U.S. results of operations and financial condition into U.S. dollars as part of Bats' consolidated financial statements.

Changes in tax laws, regulations or policies could have a material adverse effect on Bats' financial results.

        Like other corporations, Bats is subject to taxes at the federal, state and local levels, as well as in non-U.S. jurisdictions. Changes in tax laws, regulations or policies could result in Bats having to pay higher taxes, which would in turn reduce Bats' net income. For example, in 2015, Bats' tax liability increased as a result of legislative changes in New York and New York City. In computing Bats' tax obligation in federal, state and local and non-U.S. jurisdictions, Bats takes various tax positions on matters that are not entirely free from doubt. Bats cannot assure you that upon review of these positions the applicable tax authorities will agree with Bats' positions. A successful challenge by a tax authority could result in additional taxes being imposed on Bats.

THE CBOE HOLDINGS SPECIAL MEETING

General

        This joint proxy statement/prospectus is being provided to CBOE Holdings stockholders as part of a solicitation of proxies by the CBOE Holdings board for use at the CBOE Holdings special meeting. This joint proxy statement/prospectus provides CBOE Holdings stockholders with important information they need to know to be able to vote, or instruct their bank, broker, trust or other nominee to vote, at the CBOE Holdings special meeting.

Date, Time, Place and Purpose of the CBOE Holdings Special Meeting

        The CBOE Holdings special meeting will be held on the fourth floor of the Chicago Board Options Exchange, Incorporated, at 400 South LaSalle Street, Chicago, Illinois, 60605, on January 17, 2017, at 11:00 a.m., local time.

        The CBOE Holdings special meeting is being held for the following purposes:

  •
  to consider and vote upon the share issuance proposal;

  •
  to consider and vote upon the CBOE Holdings meeting adjournment proposal; and

  •
  to transact such other business as may properly come before the CBOE Holdings special meeting or any adjournments or postponements thereof.

Recommendation of the CBOE Holdings Board

        After careful consideration, on September 25, 2016 the CBOE Holdings board unanimously approved the merger agreement and the consummation of the transactions contemplated by the merger agreement, upon the terms and subject to the conditions set forth in the merger agreement. The CBOE Holdings board unanimously recommends that CBOE Holdings stockholders vote "FOR" the share issuance proposal and "FOR" the CBOE Holdings meeting adjournment proposal at the CBOE Holdings special meeting.

        For a summary of the factors considered by the CBOE Holdings board in reaching its decision to approve the merger agreement as well as the CBOE Holdings board's reasons for approving, and certain risks related to, the merger, see "The Merger—Recommendation of the CBOE Holdings Board and Its Reasons for the Merger."

Record Date; Outstanding Shares; Shares Entitled to Vote

        Only holders of record of CBOE Holdings common stock at the close of business on the CBOE Holdings record date, December 9, 2016, are entitled to notice of and to vote at the CBOE Holdings special meeting. As of the CBOE Holdings record date, there were [    •    ] shares of CBOE Holdings common stock outstanding and entitled to vote at the CBOE Holdings special meeting (including [    •    ] unvested restricted shares of CBOE Holdings common stock), held by approximately [    •    ] holders of record. Each holder of CBOE Holdings common stock is entitled to one vote for each share of CBOE Holdings common stock owned as of the CBOE Holdings record date.

        A complete list of CBOE Holdings stockholders will be available for review at the CBOE Holdings special meeting and at the executive offices of CBOE Holdings during regular business hours for a period of ten days before the CBOE Holdings special meeting.

Quorum and Vote Required

        The holders of a majority in voting power of the shares of CBOE Holdings common stock issued and outstanding and entitled to vote as of the CBOE Holdings record date, present in person or represented by proxy at the CBOE Holdings special meeting constitutes a quorum for the CBOE Holdings special meeting. A quorum must be present before a vote can be taken on the share issuance proposal or any other matter except adjournment of the meeting due to the absence of a quorum.

        The approval by CBOE Holdings stockholders of the share issuance proposal and the CBOE Holdings meeting adjournment proposal requires, in each case, the affirmative vote of the majority of the votes properly cast at the special meeting (assuming a quorum is present).

        Abstentions will be counted as present for purposes of determining the presence of a quorum at the CBOE Holdings special meeting but will not be considered a "vote cast" and will have no effect on the proposals.

        CBOE Holdings expects that the CBOE Holdings special meeting will be adjourned, if necessary or appropriate, to permit further solicitation of proxies in favor of the share issuance proposal if there are insufficient votes at the time of the special meeting to approve the share issuance proposal, assuming that the CBOE meeting adjournment proposal is approved by CBOE Holdings stockholders. In addition, if a quorum is not present at the special meeting, the affirmative vote of shares representing a majority in voting power of the shares present in person or represented by proxy at the special meeting entitled to vote on such matter may adjourn the meeting to another place, date or time. In this case, an abstention from voting will have the same effect as a vote "AGAINST" the proposal to adjourn the meeting due to an absence of a quorum. An officer entitled to preside at or to act as secretary of the CBOE Holdings special meeting is also entitled to adjourn the meeting to another place, date or time if a quorum is not present. At any subsequent reconvening of the CBOE Holdings special meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the CBOE Holdings special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the subsequent meeting.

Voting by CBOE Holdings' Directors and Executive Officers

        As of the CBOE Holdings record date for the CBOE Holdings special meeting, the directors and executive officers of CBOE Holdings as a group owned and were entitled to vote approximately [    •    ] shares of CBOE Holdings common stock, or approximately [    •    ]% of the outstanding shares of CBOE Holdings common stock on that date. On September 25, 2016, all of CBOE Holdings' directors and executive officers entered into Voting and Support Agreements with Bats, pursuant to which such directors and executive officers have agreed to vote any shares of CBOE Holdings common stock that they beneficially own for the approval of the share issuance proposal and against any competing proposal or other proposal, action or transaction that would reasonably be expected to in any manner impede, frustrate, prevent or nullify the issuance of shares of CBOE Holdings common stock pursuant to the merger agreement, the merger or the merger agreement.

        Accordingly, CBOE Holdings currently expects that each of its directors and executive officers entitled to vote at the CBOE Holdings special meeting will vote their shares of CBOE Holdings common stock "FOR" share issuance proposal and "FOR" the CBOE Holdings meeting adjournment proposal.

Voting; Proxies; Revocation

        Holders of CBOE Holdings common stock as of the CBOE Holdings record date may vote by proxy or in person at the CBOE Holdings special meeting. Votes cast by proxy or in person at the CBOE Holdings special meeting will be tabulated and certified by Computershare Trust Company, N.A., the registrar and transfer agent for CBOE Holdings common stock.

  Voting in Person

        CBOE Holdings stockholders who plan to attend the CBOE Holdings special meeting and wish to vote in person will be given a ballot at the CBOE Holdings special meeting. Please note, however, that CBOE Holdings stockholders who hold their shares in "street name," which means such shares are held of record by a bank, broker, trust or other nominee, and who wish to vote in person at the CBOE Holdings special meeting, must bring to the CBOE Holdings special meeting a legal proxy, executed in their favor, from the record holder of the shares authorizing such CBOE Holdings stockholder to vote at the CBOE Holdings special meeting.

        To attend the CBOE Holdings special meeting in person, all CBOE Holdings stockholders must bring an acceptable form of identification, such as a driver's license. Holders of CBOE Holdings common stock in street name need to bring an account statement or other acceptable evidence of ownership of shares as of the close of business on December 9, 2016, the record date for the special meeting.

        Any representative of a stockholder who wishes to attend the CBOE Holdings special meeting must present acceptable documentation evidencing his or her authority, acceptable evidence of ownership by the stockholder of CBOE Holdings common stock and an acceptable form of identification. CBOE Holdings reserves the right to limit the number of representatives of any stockholder who may attend the special meetings.

        CBOE Holdings stockholders who plan to attend the CBOE Holdings special meeting should provide adequate time to pass through the security process necessary to gain access to the meeting room.

  Voting by Proxy

        The vote of each CBOE Holdings stockholder is very important. Accordingly, CBOE Holdings stockholders who are record holders of their shares of CBOE Holdings common stock should vote by proxy by:

  •
  completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage-paid envelope;

  •
  calling the toll-free number specified on the enclosed proxy card; or

  •
  accessing the Internet website specified on the enclosed proxy card.

        CBOE Holdings stockholders should submit their proxy even if they plan to attend the CBOE Holdings special meeting. CBOE Holdings stockholders can change their vote at the CBOE Holdings special meeting. Voting instructions are included on the enclosed proxy card. If a CBOE Holdings stockholder properly submits a proxy to CBOE Holdings in time to vote, one of the individuals named as such CBOE Holdings stockholder's proxy will vote the shares as such CBOE Holdings stockholder has directed. A proxy card is enclosed for use by CBOE Holdings stockholders.

        The method of voting by proxy differs for shares held as a record holder and shares held in "street name." If a CBOE Holdings stockholder holds shares of CBOE Holdings common stock in street name, which means such shares are held of record by a bank, broker, trust or other nominee, the CBOE Holdings stockholder will receive instructions from such stockholder's bank, broker, trust or other nominee that the CBOE Holdings stockholder must follow in order to vote such stockholder's shares. Such bank, broker, trust or other nominee may allow such CBOE Holdings stockholder to deliver voting instructions over the Internet, by telephone or by mail. CBOE Holdings stockholders who hold their shares in street name should refer to the voting instructions from their bank, broker, trust or other nominee that accompany this joint proxy statement/prospectus. Unless CBOE Holdings stockholders give their banks, brokers, trusts or other nominees instructions on how to vote their shares of CBOE Holdings common stock, their banks, brokers, trusts and other nominees will not be able to vote their shares on either of the proposals at the CBOE Holdings special meeting.

        All properly executed proxies that are received prior to the CBOE Holdings special meeting and that are not revoked will be voted at the CBOE Holdings special meeting according to the instructions indicated on the proxies or, if no direction is indicated, they will be voted "FOR" the share issuance proposal and "FOR" the CBOE Holdings meeting adjournment proposal.

  Revocation of Proxy

        A CBOE Holdings stockholder of record may revoke such stockholder's proxy at any time before it is voted at the CBOE Holdings special meeting by taking any of the following actions:

  •
  delivering to the Corporate Secretary of CBOE Holdings a signed written notice of revocation, bearing a date later than the date of the proxy, stating that the proxy is revoked;

  •
  signing and delivering a new proxy, relating to the same shares and bearing a later date;

  •
  submitting another proxy by telephone or on the Internet (the latest telephone or Internet voting instructions are followed); or

  •
  attending the CBOE Holdings special meeting and voting in person, although attendance at the CBOE Holdings special meeting will not, by itself, revoke a proxy.

        If a CBOE Holdings stockholder's shares are held in "street name," such stockholder may change such stockholder's vote by submitting new voting instructions to such stockholder's bank, broker, trust or other nominee. CBOE Holdings stockholders must contact their bank, broker, trust or other nominee to find out how to do so.

        Written notices of revocation and other communications with respect to the revocation of CBOE Holdings proxies with respect to shares held of record should be addressed to:

  CBOE Holdings, Inc.
  400 South LaSalle Street
  Chicago, Illinois 60605
  Attention: Corporate Secretary

Abstentions and Broker Non-Votes

        An abstention, which occurs when a stockholder attends a meeting, either in person or by proxy, but abstains from voting, will not affect the results of the vote on the share issuance proposal or the CBOE Holdings meeting adjournment proposal. However, if a quorum is not present at the special meeting, the affirmative vote of shares representing a majority in voting power of the shares present in person or represented by proxy at the CBOE Holdings special meeting and entitled to vote on such matter may adjourn the meeting to another place, date or time. In this case, an abstention from voting will have the same effect as a vote "AGAINST" the proposal to adjourn the meeting due to an absence of a quorum.

        The failure of a CBOE Holdings stockholder to vote or to instruct such stockholder's bank, broker, trust or other nominee to vote if such stockholder's shares are held in "street name" will also not affect the results of the share issuance proposal or the CBOE Holdings meeting adjournment proposal. However, such shares would not be counted as present for the purpose of establishing a quorum at the special meeting.

        Under applicable stock exchange rules, the share issuance proposal and the CBOE Holdings meeting adjournment proposal are non-routine matters, so there can be no broker non-votes at the special meeting. A broker non-vote occurs when shares held by a bank, broker, trust or other nominee are represented at a meeting, but the bank, broker, trust or other nominee has not received voting instructions from the beneficial owner and does not have the discretion to direct the voting of the shares on a particular proposal but has discretionary voting power on other proposals at such meeting. Accordingly, if your shares of CBOE Holdings common stock are held in "street name," your bank, broker, trust or other nominee will NOT be able to vote your shares of CBOE Holdings common stock on any of the proposals, and your shares will not be counted in determining the presence of a quorum at the special meeting unless you have properly instructed your bank, broker, trust or other nominee on how to vote.

Proxy Solicitation

        CBOE Holdings is soliciting proxies for the CBOE Holdings special meeting from CBOE Holdings stockholders. CBOE Holdings will bear the entire cost of soliciting proxies from CBOE Holdings stockholders, except that CBOE Holdings and Bats have each agreed to share equally all expenses incurred in connection with the filing, printing and mailing of this joint proxy statement/prospectus and related proxy materials. In addition to the solicitation of proxies by mail, CBOE Holdings will request that banks, brokers, trusts and other nominees send proxies and proxy materials to the beneficial owners of CBOE Holdings common stock held by them and secure their voting instructions, if necessary. CBOE Holdings will reimburse those record holders for their reasonable expenses. CBOE Holdings has also made arrangements with MacKenzie to assist it in soliciting proxies, and has agreed to pay MacKenzie's reasonable and customary charges for such services, currently estimated not to exceed $40,000, plus expenses. CBOE Holdings and its directors, officers and employees may solicit proxies in person, by telephone or by electronic means. These persons will not be specifically compensated for doing this.

Other Business; Adjournments

        CBOE Holdings does not expect that any matter other than the proposals presented in this joint proxy statement/prospectus will be brought before the CBOE Holdings special meeting. However, if other matters are properly presented at the CBOE Holdings special meeting, the persons named as proxies will vote in accordance with their best judgment with respect to those matters. An adjournment may be made from time to time with the affirmative vote of the holders of shares representing a majority in voting power present in person or represented by proxy at the CBOE Holdings special meeting and entitled to vote on such matter or by an officer entitled to preside at or to act as secretary of the CBOE Holdings special meeting, if a quorum is not present, without further notice other than by an announcement made at the CBOE Holdings special meeting unless the adjournment is for more than 30 days.

Assistance

        If a CBOE Holdings stockholder needs assistance in completing such stockholder's proxy card or has questions regarding the CBOE Holdings special meeting, such stockholder should contact MacKenzie, which is assisting CBOE Holdings with the solicitation of proxies, at (800) 322-2885 (toll-free) or (212) 929-5500 (collect).

 THE BATS SPECIAL MEETING

General

        This joint proxy statement/prospectus is being provided to Bats stockholders as part of a solicitation of proxies by the Bats board for use at the Bats special meeting. This joint proxy statement/prospectus provides Bats stockholders with important information they need to know to be able to vote, or instruct their bank, broker, trust or other nominee to vote, at the Bats special meeting.

Date, Time, Place and Purpose of the Bats Special Meeting

        The Bats special meeting will be held at the corporate headquarters of Bats, located at 8050 Marshall Drive, Suite 120, Lenexa, Kansas 66214, on January 17, 2017, at 11:00 a.m., local time.

        The Bats special meeting is being held for the following purposes:

  •
  to consider and vote upon the proposal to adopt the merger agreement;

  •
  to consider and vote upon the non-binding compensation advisory proposal;

  •
  to consider and vote upon the Bats meeting adjournment proposal; and

  •
  to transact such other business as may properly come before the Bats special meeting or any adjournments or postponements thereof.

Recommendation of the Bats Board

        After careful consideration, on September 25, 2016, the Bats board unanimously (as among the members of the Bats board present) approved the merger agreement and the consummation of the transactions contemplated by the merger agreement, upon the terms and subject to the conditions set forth in the merger agreement. The Bats board unanimously recommends that Bats stockholders vote "FOR" the proposal to adopt the merger agreement, "FOR" the non-binding compensation advisory proposal and "FOR" the Bats meeting adjournment proposal at the Bats special meeting.

        For a summary of the factors considered by the Bats board in reaching its decision to approve the merger agreement and the consummation of the transactions contemplated by the merger agreement, including the merger, as well as the Bats board's reasons for approving, and certain risks related to, the merger, see "The Merger—Recommendation of the Bats Board and Its Reasons for the Merger."

Record Date; Outstanding Shares; Shares Entitled to Vote

        Only holders of record of Bats common stock at the close of business on the Bats record date, December 9, 2016 are entitled to notice of the Bats special meeting. Only holders of record of Bats voting common stock on the Bats record date are entitled to vote at the Bats special meeting. As of the Bats record date, there were [    •    ] shares of Bats voting common stock outstanding (including [    •    ] unvested restricted shares of Bats voting common stock) and entitled to vote at the Bats special meeting, held by approximately [    •    ] holders of record. Each holder of Bats voting common stock is entitled to one vote for each share of Bats voting common stock owned as of the Bats record date.

        A complete list of Bats stockholders will be available for review at the Bats special meeting and at the executive offices of Bats during regular business hours for a period of ten days before the Bats special meeting.

Quorum and Vote Required

        The presence at the Bats special meeting, in person or by proxy duly authorized, of the holders of a majority of the voting power of all of the then-outstanding shares of the stock entitled to vote at the

Bats special meeting as of the Bats record date constitutes a quorum for the Bats special meeting. A quorum must be present before a vote can be taken on the proposal to adopt the merger agreement or any other matter except adjournment of the meeting due to the absence of a quorum.

        In accordance with the DGCL, approval of the proposal to adopt the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Bats common stock entitled to vote on this proposal at the Bats special meeting. All outstanding shares of Bats voting common stock count as shares entitled to vote. Approval of the non-binding compensation advisory proposal or the Bats meeting adjournment proposal require, in each case, the affirmative vote of a majority of the votes properly cast on the proposal at the Bats special meeting (assuming a quorum is present).

        Bats expects that the Bats special meeting will be adjourned, if necessary or appropriate, to permit further solicitation of proxies in favor of the proposal to adopt the merger agreement if there are insufficient votes at the time of the special meeting to approve the proposal to adopt the merger agreement, assuming that the Bats meeting adjournment proposal is approved by Bats stockholders. In addition, if a quorum is not present at the special meeting, the affirmative vote of the holders of a majority of the voting power of the shares present in person or represented by proxy at the special meeting entitled to vote on such matter may adjourn the meeting to another place, date or time. In this case, an abstention from voting will have the same effect as a vote "AGAINST" the proposal to adjourn the meeting due to an absence of a quorum. The chairman of the Bats special meeting is also entitled to adjourn the meeting to another place, date or time if a quorum is not present. At any subsequent reconvening of the Bats special meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Bats special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the subsequent meeting.

Voting by Bats' Directors and Executive Officers

        As of the Bats record date for the Bats special meeting, the directors and executive officers of Bats as a group owned and were entitled to vote approximately [    •    ] shares of Bats voting common stock, or approximately [    •    ]% of the outstanding shares of Bats voting common stock on that date. On September 25, 2016, all of Bats' directors and executive officers who beneficially own Bats voting common stock entered into Voting Support Agreements with CBOE Holdings, pursuant to which such directors and executive officers have agreed to vote any shares of Bats voting common stock that they beneficially own for the adoption of the merger agreement and approval of the transactions contemplated by the merger agreement and against any competing proposal or other proposal, action or transaction that would reasonably be expected to in any manner impede, frustrate, prevent or nullify the merger or the merger agreement.

        Accordingly, Bats currently expects that each of its directors and executive officers entitled to vote at the Bats special meeting will vote their shares of Bats voting common stock "FOR" the proposal to adopt the merger agreement, "FOR" the non-binding compensation advisory proposal and "FOR" the Bats meeting adjournment proposal.

Voting; Proxies; Revocation

        Holders of Bats voting common stock as of the Bats record date may vote by proxy or in person at the Bats special meeting. Votes cast by proxy or in person at the Bats special meeting will be tabulated and certified by Computershare Trust Company, N.A., the registrar and transfer agent for Bats common stock.

  Voting in Person

        Holders of Bats voting common stock who plan to attend the Bats special meeting and wish to vote in person will be given a ballot at the Bats special meeting. Please note, however, that Bats stockholders who hold their shares of Bats common stock in "street name," which means such shares are held of record by a bank, broker, trust or other nominee, and who wish to vote in person at the Bats special meeting, must bring to the Bats special meeting a legal proxy, executed in their favor, from the record holder of the shares authorizing such Bats stockholder to vote at the Bats special meeting.

        To attend the Bats special meeting in person, all Bats stockholders must bring an acceptable form of identification, such as a driver's license. Holders of Bats common stock in street name need to bring an account statement or other acceptable evidence of ownership of shares as of the close of business on December 9, 2016, the record date for the special meeting.

        Any representative of a stockholder who wishes to attend the Bats special meeting must present acceptable documentation evidencing his or her authority, acceptable evidence of ownership by the stockholder of Bats common stock and an acceptable form of identification. Bats reserves the right to limit the number of representatives of any stockholder who may attend the special meetings.

        Bats stockholders who plan to attend the Bats special meeting should provide adequate time to pass through the security process necessary to gain access to the meeting room.

  Voting by Proxy

        The vote of each holder of Bats voting common stock is very important. Accordingly, Bats stockholders who are record holders of their shares of Bats voting common stock should vote by proxy by:

  •
  completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage-paid envelope;

  •
  calling the toll-free number specified on the enclosed proxy card; or

  •
  accessing the Internet website specified on the enclosed proxy card.

        Holders of Bats voting common stock should submit their proxy even if they plan to attend the Bats special meeting. Bats stockholders can change their vote at the Bats special meeting. Voting instructions are included on the enclosed proxy card. If a Bats stockholder properly submits a proxy to Bats in time to vote, one of the individuals named as such Bats stockholder's proxy will vote the shares as such Bats stockholder has directed. A proxy card is enclosed for use by Bats stockholders.

        The method of voting by proxy differs for shares held as a record holder and shares held in "street name." If a Bats stockholder holds shares of Bats voting common stock in street name, which means such shares are held of record by a bank, broker, trust or other nominee, the Bats stockholder will receive instructions from such stockholder's bank, broker, trust or other nominee that the Bats stockholder must follow in order to vote such stockholder's shares. Such bank, broker, trust or other nominee may allow such Bats stockholder to deliver voting instructions over the Internet, telephone or by mail. Bats stockholders who hold their shares in street name should refer to the voting instructions from their bank, broker, trust or other nominee that accompany this joint proxy statement/prospectus. Unless Bats stockholders give their banks, brokers, trusts or other nominees instructions on how to vote their shares of Bats voting common stock, their banks, brokers, trusts and other nominees will not be able to vote their shares on any of the proposals at the Bats special meeting.

        All properly executed proxies that are received prior to the Bats special meeting and that are not revoked will be voted at the Bats special meeting according to the instructions indicated on the proxies or, if no direction is indicated, they will be voted "FOR" the proposal to adopt the merger agreement,

"FOR" the non-binding compensation advisory proposal and "FOR" the Bats meeting adjournment proposal.

  Revocation of Proxy

        A holder of record of Bats voting common stock may revoke such stockholder's proxy at any time before it is voted at the Bats special meeting by taking any of the following actions:

  •
  delivering to the Corporate Secretary of Bats a signed written notice of revocation, bearing a date later than the date of the proxy, stating that the proxy is revoked;

  •
  signing and delivering a new proxy, relating to the same shares and bearing a later date;

  •
  submitting another proxy by telephone or on the Internet (the latest telephone or Internet voting instructions are followed); or

  •
  attending the Bats special meeting and voting in person, although attendance at the Bats special meeting will not, by itself, revoke a proxy.

        If a Bats stockholder's shares of Bats voting common stock are held in "street name" such stockholder may change such stockholder's vote by submitting new voting instructions to such stockholder's bank, broker, trust or other nominee. Bats stockholders must contact their bank, broker, trust or other nominee to find out how to do so.

        Written notices of revocation and other communications with respect to the revocation of Bats proxies with respect to shares held of record should be addressed to:

  Bats Global Markets, Inc.
  8050 Marshall Drive, Suite 120
  Lenexa, Kansas 66214
  Attention: Corporate Secretary

Abstentions and Broker Non-Votes

        For purposes of the Bats stockholder vote on the proposal to adopt the merger agreement, an abstention, which occurs when a holder of Bats voting common stock attends a meeting, either in person or by proxy, but abstains from voting, or the failure of holders of Bats voting common stock to vote or to instruct such stockholder's bank, broker, trust or other nominee to vote if such stockholder's shares are held in "street name," will have the same effect as a vote "AGAINST" the proposal to adopt the merger agreement.

        An abstention, which occurs when a stockholder attends a meeting, either in person or by proxy, but abstains from voting, will not affect the results of the non-binding compensation advisory proposal or the Bats meeting adjournment proposal. However, if a quorum is not present at the special meeting, the affirmative vote of shares representing a majority in voting power of the shares present in person or represented by proxy at the Bats special meeting and entitled to vote on such matter may adjourn the meeting to another place, date or time. In this case, an abstention from voting will have the same effect as a vote "AGAINST" the proposal to adjourn the meeting due to an absence of a quorum.

        The failure of a Bats stockholder to vote or to instruct such stockholder's bank, broker, trust or other nominee to vote if such stockholder's shares are held in "street name" will also not affect the results of the non-binding compensation advisory proposal or the Bats meeting adjournment proposal. However, such shares would not be counted as present for the purpose of establishing a quorum at the special meeting.

        Under applicable stock exchange rules, the proposal to adopt the merger agreement, the non-binding compensation advisory proposal and the Bats meeting adjournment proposal are non-routine matters, so there can be no broker non-votes at the special meeting. A broker non-vote occurs when shares held by a bank, broker, trust or other nominee are represented at a meeting, but the bank, broker, trust or other nominee has not received voting instructions from the beneficial owner and does not have the discretion to direct the voting of the shares on a particular proposal but has discretionary voting power on other proposals at such meeting. Accordingly, if your shares of Bats voting common stock are held in "street name," your bank, broker, trust or other nominee will NOT be able to vote your shares of Bats voting common stock on any of the proposals, and your shares will not be counted in determining the presence of a quorum at the special meeting unless you have properly instructed your bank, broker, trust or other nominee on how to vote.

Proxy Solicitation

        Bats is soliciting proxies for the Bats special meeting from holders of shares of Bats voting common stock. Bats will bear the entire cost of soliciting proxies from such Bats stockholders, except that CBOE Holdings and Bats have each agreed to share equally all expenses incurred in connection with the filing, printing and mailing of this joint proxy statement/prospectus and related proxy materials. In addition to the solicitation of proxies by mail, Bats will request that banks, brokers, trusts and other nominees send proxies and proxy materials to the beneficial owners of Bats voting common stock held by them and secure their voting instructions, if necessary. Bats will reimburse those record holders for their reasonable expenses. Bats has also made arrangements with Innisfree to assist it in soliciting proxies, and has agreed to pay Innisfree's reasonable and customary charges for such services, currently estimated not to exceed $12,500, plus expenses. Bats and its directors, officers and employees may solicit proxies in person, by telephone or by electronic means. These persons will not be specifically compensated for doing this.

Other Business; Adjournments

        Bats does not expect that any matter other than the proposals presented in this joint proxy statement/prospectus will be brought before the Bats special meeting. However, if other matters are properly presented at the Bats special meeting, the persons named as proxies will vote in accordance with their best judgment with respect to those matters. In the absence of a quorum, an adjournment may be made from time to time by the chairman of the special meeting or with the approval of a majority of the voting power of the shares represented at the Bats special meeting without further notice other than by an announcement made at the Bats special meeting unless the adjournment is for more than 30 days.

Assistance

        If a Bats stockholder needs assistance in completing such stockholder's proxy card or has questions regarding the Bats special meeting, such stockholder should contact Innisfree, which is assisting Bats with the solicitation of proxies, at (888) 750-5834 (toll-free) or (212) 750-5833 (collect).

 CBOE HOLDINGS PROPOSAL 1: SHARE ISSUANCE PROPOSAL

        As discussed elsewhere in this joint proxy statement/prospectus, CBOE Holdings stockholders will consider and vote on a proposal to approve the issuance of shares of CBOE Holdings common stock pursuant to the merger agreement, which we refer to as the "share issuance proposal."

        CBOE Holdings common stock is listed on the NASDAQ Global Select Market, and, as such, CBOE Holdings is subject to the NASDAQ Listing Rules, including NASDAQ Listing Rule 5635—Shareholder Approval. In order to comply with the NASDAQ Listing Rules and to satisfy conditions under the merger agreement, CBOE Holdings stockholders are being asked to approve the share issuance proposal.

        The CBOE Holdings board unanimously recommends that CBOE Holdings stockholders vote "FOR" the share issuance proposal.

        If a CBOE Holdings stockholder returns a properly executed proxy card, but does not indicate instructions on such stockholder's proxy card, such stockholder's shares of CBOE Holdings common stock represented by such proxy card will be voted "FOR" the share issuance proposal.

        The approval by CBOE Holdings stockholders of the share issuance proposal requires the affirmative vote of the majority of the votes properly cast on such proposal, provided that a quorum is present.

CBOE HOLDINGS PROPOSAL 2: MEETING ADJOURNMENT PROPOSAL

        CBOE Holdings stockholders may be asked to vote on a proposal to adjourn the CBOE Holdings special meeting, if necessary or appropriate, to a later date or time, including to permit further solicitation of proxies in favor of the share issuance proposal if there are insufficient votes at the time of the CBOE Holdings special meeting to approve the share issuance proposal. We refer to this proposal as the "CBOE Holdings meeting adjournment proposal."

        The CBOE Holdings board unanimously recommends that stockholders vote "FOR" the CBOE Holdings meeting adjournment proposal.

        If a CBOE Holdings stockholder returns a properly executed proxy card, but does not indicate instructions on such stockholder's proxy card, such stockholder's shares of CBOE Holdings common stock represented by such proxy card will be voted "FOR" the CBOE Holdings meeting adjournment proposal.

        The approval by CBOE Holdings stockholders of the CBOE Holdings meeting adjournment proposal requires the affirmative vote of the majority of the votes properly cast on such proposal, provided that a quorum is present. The approval by CBOE Holdings stockholders of the CBOE Holdings meeting adjournment proposal is not a condition to the completion of the merger.

        In addition, if a quorum is not present at the CBOE Holdings special meeting, the affirmative vote of shares representing a majority in voting power of the shares present in person or represented by proxy at the CBOE Holdings special meeting and entitled to vote on such matter may adjourn the meeting to another place, date or time. At any subsequent reconvening of the CBOE Holdings special meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the CBOE Holdings special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the subsequent meeting.

 BATS PROPOSAL 1: ADOPTION OF THE MERGER AGREEMENT

        As discussed elsewhere in this joint proxy statement/prospectus, holders of shares of Bats voting common stock will consider and vote on a proposal to adopt the merger agreement. The approval by such stockholders of this proposal is required by Delaware law and is a condition to the completion of the merger. Such stockholders should carefully read this joint proxy statement/prospectus in its entirety for more detailed information concerning the merger agreement and the merger. In particular, such stockholders should read in its entirety the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus. In addition, see the sections entitled "The Merger" and "The Merger Agreement."

        The Bats board unanimously recommends that Bats stockholders vote "FOR" the proposal to adopt the merger agreement.

        If a holder of shares of Bats voting common stock returns a properly executed proxy card, but does not indicate instructions on such stockholder's proxy card, such stockholder's shares of Bats common stock represented by such proxy card will be voted "FOR" the proposal to adopt the merger agreement.

        The approval by Bats stockholders of the proposal to adopt the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Bats common stock entitled to vote on the proposal at the Bats special meeting.

 BATS PROPOSAL 2: NON-BINDING COMPENSATION ADVISORY PROPOSAL

        As required by Section 14A of the Exchange Act and the applicable SEC rules issued thereunder, which were enacted pursuant to Dodd-Frank, Bats is required to provide its stockholders the opportunity to vote to approve, on a non-binding, advisory basis, certain compensation that may be paid or become payable to Bats' named executive officers that is based on or otherwise relates to the merger, as disclosed in the section entitled "The Merger—Interests of Directors and Executive Officers in the Merger—Bats Directors and Executive Officers," including the narrative and tabular disclosure included under the heading "The Merger—Interests of Directors and Executive Officers in the Merger—Bats Directors and Executive Officers—Golden Parachute Compensation," beginning on page 170 of this joint proxy statement/prospectus, which we refer to as the "non-binding compensation advisory proposal." Accordingly, Bats stockholders are being provided the opportunity to cast an advisory vote on such payments.

        As an advisory vote, this proposal is not binding upon Bats or the Bats board, and approval of this proposal is not a condition to completion of the merger. Because the merger-related executive compensation to be paid in connection with the merger is based on the terms of the merger agreement as well as the contractual arrangements with Bats' named executive officers, such compensation will be payable, regardless of the outcome of this advisory vote, if the merger agreement is adopted (subject only to the contractual conditions applicable thereto). However, Bats seeks the support of its stockholders and believes that stockholder support is appropriate because Bats has a comprehensive executive compensation program designed to link the compensation of its executives with Bats' performance and the interests of Bats stockholders. Accordingly, holders of Bats voting common stock are being asked to vote on the following resolution:

        "RESOLVED, that the stockholders of Bats Global Markets, Inc. approve, on an advisory, non-binding basis, certain compensation that may be paid or become payable to the named executive officers of Bats Global Markets, Inc. that is based on or otherwise relates to the merger, as disclosed pursuant to Item 402(t) of Regulation S-K under the heading "The Merger—Interests of Directors and Executive Officers in the Merger—Bats Directors and Executive Officers" (which disclosure includes the "Golden Parachute Compensation" table required pursuant to Item 402(t) of Regulation S-K)."

        The Bats board unanimously recommends that Bats stockholders vote "FOR" the non-binding compensation advisory proposal.

        If a Bats stockholder returns a properly executed proxy card, but does not indicate instructions on such stockholder's proxy card, such stockholder's shares of Bats common stock represented by such proxy card will be voted "FOR" the non-binding compensation advisory proposal.

        The approval of the non-binding compensation advisory proposal requires the affirmative vote of the majority of the votes properly cast, provided that a quorum is present. The vote is advisory only and, therefore, not binding on Bats or CBOE Holdings or any of their respective subsidiaries, and, if the merger agreement is adopted by Bats stockholders and the merger is completed, the compensation that is based on or otherwise relates to the merger will be payable to Bats' named executive officers even if this proposal is not approved.

 BATS PROPOSAL 3: MEETING ADJOURNMENT PROPOSAL

        Holders of shares of Bats voting common stock may be asked to vote on a proposal to adjourn the Bats special meeting, if necessary or appropriate, to a later date or time, including to permit further solicitation of proxies in favor of the proposal to adopt the merger agreement if there are insufficient votes at the time of the special meeting to approve the proposal to adopt the merger agreement, which we refer to as the "Bats meeting adjournment proposal."

        The Bats board unanimously recommends that stockholders vote "FOR" the Bats meeting adjournment proposal.

        If a Bats stockholder returns a properly executed proxy card, but does not indicate instructions on such stockholder's proxy card, such stockholder's shares of Bats common stock represented by such proxy card will be voted "FOR" the Bats meeting adjournment proposal.

        The approval of the Bats meeting adjournment proposal requires the affirmative vote of the majority of the votes properly cast, provided that a quorum is present. The approval by Bats stockholders of the approval of the Bats meeting adjournment proposal is not a condition to the completion of the merger.

        In addition, if a quorum is not present at the special meeting, the affirmative vote of the holders of a majority of the voting power of the shares present in person or represented by proxy at the special meeting entitled to vote on such matter may adjourn the meeting to another place, date or time. The chairman of the Bats special meeting is also entitled to adjourn the meeting to another place, date or time if a quorum is not present. At any subsequent reconvening of the Bats special meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Bats special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the subsequent meeting.

 THE MERGER

        The following is a description of the material aspects of the merger. While we believe that the following description covers the material terms of the merger, the description may not contain all of the information that is important to you. We encourage you to read carefully this entire joint proxy statement/prospectus, including the merger agreement attached to this joint proxy statement/prospectus as Annex A, for a more complete understanding of the merger.

General

        On September 25, 2016, the CBOE Holdings board and the Bats board each approved the merger agreement attached as Annex A to this joint proxy statement/prospectus. The merger agreement provides that, upon the terms and subject to the conditions set forth therein, Merger Sub will merge with and into Bats, with Bats continuing as the surviving corporation and as a wholly-owned subsidiary of CBOE Holdings. Immediately following the effective time of the merger, Bats, as the surviving corporation in the merger, will merge with and into Merger LLC, with Merger LLC surviving the subsequent merger. At the effective time of the merger, each share of Bats common stock issued and outstanding immediately prior to the effective time of the merger (other than shares held by CBOE Holdings, Bats or any of their respective subsidiaries, shares held by any holder of Bats common stock who is entitled to demand and properly demands appraisal of such shares under Delaware law and unvested restricted shares of Bats common stock granted under any Bats equity incentive plan, which are discussed under "The Merger—Interests of Directors and Executive Officers in the Merger—Bats Directors and Executive Officers—Treatment of Bats Equity Awards") will be converted into the right to receive the merger consideration, upon the terms provided in the merger agreement and as described below under "The Merger Agreement—Merger Consideration."

Background of the Merger

        The Bats board and Bats management regularly evaluate and consider Bats' historical performance, future growth prospects, overall strategic goals and objectives and various opportunities to enhance stockholder value, as well as industry conditions and developments. As part of this ongoing evaluation process, Bats from time to time evaluates potential transactions that would further its strategic objectives.

        The CBOE Holdings board regularly reviews CBOE Holdings' results of operations and competitive position in the industries in which CBOE Holdings operates, as well as CBOE Holdings' strategic alternatives. In connection with this review, CBOE Holdings has considered potential transactions, including bolt-on acquisitions and large-scale acquisitions, consistent with its strategic objectives in addition to organic growth potential and a potential sale of CBOE Holdings.

        Over the course of 2015 and early 2016, representatives of several investment banks, including Barclays and UBS Securities LLC ("UBS") contacted Bats management to provide Bats management with presentations regarding potential strategic transactions with companies in the exchange industry, including CBOE Holdings, that would potentially fit with Bats' overall strategic goals and objectives.

        During December 2015, Mr. Chris Concannon, in his capacity as President and Chief Executive Officer of Bats, contacted certain financial and strategic parties, including CBOE Holdings, regarding potential transactions that would provide Bats stockholders with liquidity as an alternative to an initial public offering. During the course of those conversations, on December 2, 2015, Mr. Concannon raised the possibility of a such a potential transaction during a call with Mr. William J. Brodsky, the Chairman of the CBOE Holdings board, on an unrelated matter. In response, Mr. Brodsky suggested that Mr. Concannon have a discussion with Mr. Edward Tilly, Chief Executive Officer of CBOE Holdings.

        On December 14, 2015, Mr. Concannon spoke with Mr. Tilly and Mr. Edward Provost, President and Chief Operating Officer of CBOE Holdings, to gauge CBOE Holdings' interest in taking part in such a potential transaction. Messrs. Tilly and Provost informed Mr. Concannon that they would consider the matter.

        On December 16, 2015, the CBOE Holdings board held a regularly scheduled meeting. At the meeting, Messrs. Brodsky and Tilly informed the CBOE Holdings board of their respective conversations with Mr. Concannon earlier in the month. Following discussion, the CBOE Holdings board requested that the agenda for the next regularly scheduled meeting of the CBOE Holdings board include a discussion of management's criteria for evaluating potential acquisitions. Messrs. Tilly and Provost did not contact Mr. Concannon following this meeting.

        Also, on December 16, 2015, Bats filed a Registration Statement on Form S-1 with respect to its initial public offering of Bats common stock.

        On February 17, 2016, the CBOE Holdings board held a regularly scheduled meeting at which CBOE Holdings management and representatives of an investment bank not formally retained by CBOE Holdings (and which was not otherwise involved with the transaction) discussed with the CBOE Holdings board the exchange industry environment in general and with respect to mergers and acquisitions, considerations relating to CBOE Holdings' acquisition strategy and growth prospects in various revenue categories, the objective of diversification as part of CBOE Holdings' growth plan and potential growth opportunities. In addition, CBOE Holdings management discussed with the CBOE Holdings board management's criteria for evaluating potential acquisitions.

        On April 16, 2016, Bats completed its initial public offering, and Bats common stock began trading on BZX.

        On May 18 and 19, 2016, the CBOE Holdings board held a regularly scheduled meeting. During the meeting, CBOE Holdings management discussed with the CBOE Holdings board CBOE Holdings' organic growth potential, potential growth through bolt-on acquisitions, management's criteria for evaluating potential acquisitions and management's view that the timing was favorable for the pursuit of large-scale acquisition opportunities. CBOE Holdings management specifically discussed Bats as a potential acquisition candidate, and Mr. Tilly noted that Mr. Concannon had contacted him and that he expected to see Mr. Concannon on June 1, 2016. Ms. Joanne Moffic-Silver, Executive Vice President, General Counsel and Corporate Secretary of CBOE Holdings, then addressed key legal considerations in the context of consideration of potential acquisitions, including fiduciary duties of directors, securities law matters and regulatory review. Following discussion, the CBOE Holdings board authorized Mr. Tilly to meet with Mr. Concannon but not to raise the possibility of a potential strategic transaction with Bats if Mr. Concannon did not do so. The CBOE Holdings board also authorized CBOE Holdings management to consider potential financial advisors and investigate potential financing alternatives for large-scale acquisition opportunities.

        On June 1, 2016, while in Chicago on other business, Mr. Concannon met with Mr. Tilly and discussed general industry trends and developments, including Bats' recent initial public offering. Messrs. Concannon and Tilly also discussed ways in which Bats' and CBOE Holdings' respective businesses were complementary. During the meeting, Mr. Concannon indicated to Mr. Tilly that the Bats board was continuing, in the ordinary course, to evaluate strategic goals and objectives for Bats, including considering the possibility of appropriate strategic transactions to enhance stockholder value. Mr. Tilly noted that the CBOE Holdings board would be meeting in the coming month and planned to review, in the ordinary course, CBOE Holdings' results of operations, competitive position and strategic alternatives. Mr. Tilly informed Mr. Concannon that he would mention their conversation to the CBOE Holdings board at its upcoming meeting.

        Later in the day on June 1, 2016, Mr. Tilly sent a memorandum to the CBOE Holdings board regarding his meeting with Mr. Concannon that morning. The memorandum noted that the CBOE Holdings board would meet in late June to continue the discussion in further detail of CBOE Holdings' mergers and acquisitions strategy and Bats as a potential acquisition opportunity.

        On June 27, 2016, the CBOE Holdings board held a special meeting. At the meeting, CBOE Holdings management discussed with the CBOE Holdings board strategic alternatives and considerations, key sources of future growth for CBOE Holdings, the mergers and acquisitions landscape in the exchange industry generally and with respect to Bats and other considerations and factors that led CBOE Holdings management to focus on Bats as a target for a potential large-scale acquisition. In addition, CBOE Holdings management discussed its recommendation that CBOE Holdings retain BofA Merrill Lynch and Broadhaven, which would have industry experience and, in the case of BofA Merrill Lynch, would be capable of facilitating financing for a potential large-scale acquisition. Following discussion, the CBOE Holdings board authorized CBOE Holdings management to analyze a potential strategic transaction with Bats, requested that CBOE Holdings management conduct due diligence with respect to material relationships of BofA Merrill Lynch and Broadhaven and ratified the retention of Sidley Austin LLP ("Sidley Austin") as CBOE Holdings' legal advisor in connection with a potential strategic transaction with Bats.

        On July 6, 2016, the Finance and Strategy Committee of the CBOE Holdings board (the "CBOE Holdings F&S Committee"), which is responsible for, among other things, overseeing and making recommendations to the CBOE Holdings board about the strategic plan of CBOE Holdings and reviewing and making recommendations to the CBOE Holdings board about strategic transactions, held a special meeting, at which representatives of BofA Merrill Lynch, Broadhaven and Sidley Austin were present. Before the representatives of BofA Merrill Lynch and Broadhaven joined the meeting, a representative of Sidley Austin and Ms. Moffic-Silver reviewed the financial advisor due diligence process and the matters revealed during due diligence conversations with representatives of each of BofA Merrill Lynch and Broadhaven. Among other things, the CBOE Holdings F&S Committee was advised of and took into account the fact that, as of June 30, 2016, BofA Merrill Lynch owned approximately 1.15% of the equity securities of Bats. Representatives of BofA Merrill Lynch and Broadhaven then separately provided the CBOE Holdings F&S Committee an overview of their respective firms and relevant experience. After discussion, the CBOE Holdings F&S Committee determined to recommend to the CBOE Holdings board that the CBOE Holdings board authorize CBOE Holdings management to negotiate an engagement letter with each of BofA Merrill Lynch and Broadhaven to advise CBOE Holdings as co-lead financial advisors in connection with its exploration of a potential strategic transaction with Bats, subject to CBOE Holdings board approval.

        On July 7, 2016, the CBOE Holdings board held a special meeting, at which representatives of Sidley Austin were present. During the meeting, a representative of Sidley Austin provided an overview of the financial advisor due diligence, including the material relationships of BofA Merrill Lynch and Broadhaven that were considered by the CBOE Holdings F&S Committee, and, upon the recommendation of CBOE Holdings management and the CBOE Holdings F&S Committee, the CBOE Holdings board authorized CBOE Holdings management to negotiate an engagement letter with each of BofA Merrill Lynch and Broadhaven. In addition, the CBOE Holdings board authorized Mr. Tilly to contact Mr. Concannon to express interest in a potential strategic transaction with Bats without making any indication with respect to value.

        On July 13, 2016, the Bats board held a regularly scheduled meeting during which, among other things, it discussed with Bats management potential growth strategies for Bats, both through organic growth and through potential strategic transactions with third parties. As a part of that discussion, Bats management presented the Bats board with information and preliminary analyses regarding potential strategic transactions with selected companies in the exchange industry, including CBOE Holdings.

Mr. Concannon informed the Bats board that Bats management would evaluate potential strategic alternatives as they present themselves and would keep the Bats board updated.

        On July 20, 2016, Messrs. Concannon and Tilly met in New York and discussed a potential combination of Bats and CBOE Holdings and the value such a transaction could offer to their respective stockholders. During their conversation, Messrs. Concannon and Tilly discussed the complementary nature of their companies' respective businesses, the enhanced scale and competitive position that would result from a combination of the two companies. Messrs. Concannon and Tilly did not discuss a potential valuation for Bats in such a transaction, but Mr. Tilly did note that any transaction might involve a mix of stock and cash consideration. Mr. Tilly noted that CBOE Holdings did not desire to serve as a stalking horse for Bats. Mr. Tilly further informed Mr. Concannon that, if the Bats board were receptive to exploring such a potential transaction, the CBOE Holdings board planned to meet the following week to engage financial advisors. Following the meeting, Mr. Concannon informed Mr. Joseph Ratterman, Chairman of the Bats board, of the discussion.

        On July 22, 2016, the Bats board held a special meeting, with representatives of Davis Polk & Wardwell LLP, counsel to Bats ("Davis Polk"), present, to discuss a potential business combination transaction with CBOE Holdings. At the meeting, Mr. Concannon informed the Bats board of his discussions with Mr. Tilly on July 13, 2016 and July 20, 2016, and the representatives of Davis Polk reviewed with the Bats board certain legal matters in the context of considering potential strategic transactions involving Bats. The Bats board, with input from Bats management, then discussed the complementary nature of Bats' and CBOE Holdings' respective businesses and assets (including with regard to Bats' strong technology infrastructure and CBOE Holdings' strong product offerings) and other merits of a potential transaction, including the synergies that would be expected to result from the potential transaction. Members of the Bats board expressed their view that an important element in their evaluation of the potential synergies would be an expectation that certain members of Bats management would hold positions within the combined company's organizational structure. The Bats board, in consultation with representatives of Davis Polk, further discussed the process of exploring a potential transaction with CBOE Holdings, including the timing of such a transaction, engagement of a financial advisor and the benefits and risks of contacting additional parties that might be interested in and capable of effecting a strategic transaction with Bats. Members of the Bats board expressed concern that, if Bats were to contact other companies in the exchange industry regarding a strategic transaction with Bats, those companies might conclude that Bats was in discussions with CBOE Holdings regarding a potential transaction and might determine to pursue a strategic transaction with CBOE Holdings instead of a transaction with Bats, thereby undermining the possibility of a transaction with CBOE Holdings. The Bats board did not make a decision at this meeting as to whether to contact additional potential counterparties, but determined that it was in the best interests of Bats and its stockholders to explore a potential transaction with CBOE Holdings. Accordingly, the Bats board instructed Bats management to engage in high-level exploratory discussions with CBOE Holdings, to begin discussions with potential financial advisors and to update Bats' stand-alone financial plan.

        On July 23, 2016, Mr. Concannon informed Mr. Tilly that the Bats board had met the previous day. Mr. Concannon explained that he had discussed with the Bats board a potential business combination transaction between Bats and CBOE Holdings. Mr. Concannon further indicated that the Bats board had authorized Bats management to proceed in exploring a potential transaction with CBOE Holdings.

        On July 27, 2016, Bats management contacted representatives of Barclays regarding potentially engaging Barclays as a financial advisor to Bats in connection with a potential transaction with CBOE Holdings. Bats management decided to approach Barclays due to its familiarity with Bats and its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally, as well as its substantial experience in transactions comparable to the proposed transaction with CBOE Holdings.

        On July 28, 2016, the CBOE Holdings board held a regularly scheduled meeting, at which representatives of BofA Merrill Lynch, Broadhaven and Sidley Austin were present for a portion of the meeting. Mr. Tilly reported on and discussed with the CBOE Holdings board his recent communications with Mr. Concannon with respect to exploration of a potential strategic transaction with Bats. A representative of Sidley Austin then discussed with the CBOE Holdings board its fiduciary duties in the context of a potential strategic transaction with Bats. After discussion and upon the recommendation of the CBOE Holdings F&S Committee, the CBOE Holdings board authorized CBOE Holdings management to execute engagement letters with each of BofA Merrill Lynch and Broadhaven, as co-lead financial advisors. The CBOE Holdings Board also authorized CBOE Holdings management to engage one or more consultants to assist in the evaluation of Bats' business, Bats' information technology or a potential transaction with Bats, if CBOE Holdings management determined that it would be beneficial to do so.

        Representatives of BofA Merrill Lynch and Broadhaven later each separately joined the meeting and separately discussed with the CBOE Holdings board BofA Merrill Lynch's and Broadhaven's respective preliminary views regarding strategic alternatives potentially available to CBOE Holdings, financial aspects of a potential strategic transaction with Bats and a preliminary financial analysis of Bats based on publicly available information. Representatives of BofA Merrill Lynch and Broadhaven also discussed with the CBOE Holdings board other financial issues to consider in relation to a potential transaction with Bats, including potential interlopers. In addition, the CBOE Holdings board discussed with each financial advisor price ranges and amounts of consideration payable in CBOE Holdings stock that the CBOE Holdings board might propose to Bats. All of the financial advisors' views with respect to Bats were derived solely from publicly available information.

        Following discussion, the CBOE Holdings board authorized CBOE Holdings management to communicate to Mr. Concannon a non-binding indication of interest to acquire all of the outstanding capital stock of Bats for $31.00 to $32.50 per share of Bats common stock (30% to 45% of which would be payable in cash, with the remainder being payable in shares of CBOE Holdings common stock), subject to due diligence. In addition, the CBOE Holdings board authorized CBOE Holdings management to negotiate and execute a mutual confidentiality and standstill agreement with Bats and, subject to the execution of such an agreement, to commence reciprocal due diligence.

        On July 29, 2016, Mr. Tilly had a call with Mr. Concannon, during which Mr. Tilly communicated CBOE Holdings' non-binding indication of interest, as directed by the CBOE Holdings board at its July 28, 2016 meeting. Mr. Tilly informed Mr. Concannon that CBOE Holdings' proposal was to acquire Bats for a price in the range of $31.00 to $32.50 per share of Bats common stock (30% to 45% of which would be payable in cash, with the remainder being payable in shares of CBOE Holdings common stock), subject to due diligence. Following discussion, Messrs. Concannon and Tilly agreed that Bats' and CBOE Holdings' respective legal counsel should begin negotiating a mutual confidentiality and standstill agreement. Later that day, Sidley Austin sent a draft mutual confidentiality and standstill agreement to Davis Polk.

        On August 3, 2016, the Bats board held a regularly scheduled meeting, with representatives of Barclays and Davis Polk present for a portion of the meeting. At the meeting, Mr. Concannon discussed with the Bats board the proposal received from CBOE Holdings for a potential transaction. Representatives of Barclays then reviewed with the Bats board Barclays' preliminary financial analysis of Bats and discussed with the Bats board a potential transaction with CBOE Holdings and information regarding certain other potentially interested parties to a transaction with either Bats or CBOE Holdings. The Bats board then discussed whether other parties would be strategically interested and financially capable of effecting a transaction with Bats or CBOE Holdings. The Bats board, with input from Bats management, then proceeded to discuss the potential synergies between Bats and CBOE Holdings and the other benefits of the proposed transaction, including the enhanced scale and competitive positioning of the combined company. The Bats board also discussed the risks and benefits of remaining a standalone company and executing on Bats' strategic plan, including the challenges presented by industry trends. During this conversation, the Bats board expressed its strong confidence in Bats management and the Bats board discussed its view that, in order to maximize the likelihood of realizing potential synergies from a potential transaction with CBOE Holdings, it would be critical that certain current members of Bats management hold positions within the combined company's organizational structure that would allow them to execute on those synergies.

        In an executive session, the Bats board, in consultation with representatives of Davis Polk, further discussed the potential risks and benefits to Bats of contacting additional potential counterparties to a strategic transaction. Members of the Bats board questioned whether a business combination with any other likely potential counterparty would offer the strategic benefits and synergy opportunities of a business combination with CBOE Holdings. In addition, Bats directors expressed concern that engaging with additional parties would greatly enhance the risk that news of a potential transaction would leak, which would be disruptive to Bats' business and potentially create significant risk to the potential transaction with CBOE Holdings by, among other things, increasing the possibility that other companies in the exchange industry might pursue an alternative strategic transaction involving CBOE Holdings. The Bats board did not make a determination with respect to such potential outreach during this session. During the course of the executive session, representatives of Davis Polk reviewed and discussed with the Bats board its fiduciary duties, including those applicable to its consideration of a potential strategic transaction with CBOE Holdings. Following this discussion, the Bats board instructed Bats management that it should discuss with CBOE Holdings the potential composition of management of the combined company, but should not discuss the terms of any potential post-transaction employment with CBOE Holdings until all material terms of a potential transaction between Bats and CBOE Holdings were resolved.

        Also on August 3, 2016, Bats and CBOE Holdings entered into a mutual confidentiality and standstill agreement containing an 18-month standstill provision with respect to the other party, subject to termination under certain circumstances.

        On August 8, 2016, senior executives from each of Bats and CBOE Holdings, including Messrs. Concannon and Tilly, met in New York to discuss in detail their companies' respective businesses and potential synergies and revenue opportunities for a combined company.

        During the period from August 8, 2016 to September 16, 2016, representatives of the management teams of Bats and CBOE Holdings and representatives of Bats' and CBOE Holdings' respective financial advisors attended several due diligence sessions regarding information technology and various operational and financial aspects of the Bats and CBOE Holdings businesses, and from August 8, 2016 to September 25, 2016 the parties conducted mutual due diligence, including through their respective electronic data rooms.

        On August 9, 2016, Bats management contacted representatives of UBS regarding potentially engaging UBS as an additional financial advisor to Bats in order to provide the Bats board with additional perspectives regarding the potential transaction with CBOE Holdings.

        On August 17, 2016, the CBOE Holdings board held a special meeting, at which representatives of Sidley Austin were present. During the meeting, Mr. Tilly apprised the CBOE Holdings board of the discussions he had had with Mr. Concannon since the July 28, 2016 CBOE Holdings board meeting, and Mr. Provost reported to the CBOE Holdings board on the due diligence conducted to date with respect to Bats. Mr. Alan Dean, Executive Vice President and Chief Financial Officer of CBOE Holdings, discussed with the CBOE Holdings board financing alternatives, the process of obtaining a corporate credit rating and the potential impact of any acquisition-related debt on CBOE Holdings' use of cash.

        Mr. Dean also reviewed and discussed with the CBOE Holdings board management's financial projections for the remainder of 2016 and for 2017 through 2019, including how the financial projections were derived, various assumptions made by CBOE Holdings management in preparing the projections, how the financial projections compared to analyst projections, the historic growth rate of CBOE Holdings since its initial public offering and how the financial projections would be utilized in connection with a potential acquisition of Bats. Following discussion, the CBOE Holdings board accepted the financial projections as presented by CBOE Holdings management and authorized CBOE Holdings management to share the financial projections with Bats, BofA Merrill Lynch, Broadhaven and potential financing sources.
        On August 17, 2016 and August 18, 2016, CBOE Holdings management met with Moody's and Standard & Poor's, respectively.

        On August 18, 2016, the Bats board held a special meeting at which representatives of Barclays and Davis Polk were present. At the meeting, Bats management provided the Bats board with an update on the ongoing due diligence and financial analysis processes and provided initial impressions as to CBOE Holdings' operations and financial condition. Bats management then discussed with the Bats board the identified potential synergies between Bats and CBOE Holdings and how such synergies could be realized. The Barclays representatives then reviewed with the Bats board the synergies noted in precedent transactions in the exchange industry.

        On August 26, 2016, representatives of Barclays and UBS delivered to the Bats management team and the Bats board a financial and operational overview of CBOE Holdings.

        On August 30, 2016, the CBOE Holdings board held a special meeting, at which representatives of BofA Merrill Lynch, Broadhaven and Sidley Austin were present. During the meeting, Mr. Tilly discussed with the CBOE Holdings board management's continued view that, based on the materials received in due diligence to date, the acquisition of Bats would make strategic sense for CBOE Holdings and would create stockholder value. Mr. Tilly discussed the rationale for management's view and the additional information needed to be received and considered, particularly in relation to technology integration. Representatives of BofA Merrill Lynch and Broadhaven updated the CBOE Holdings board on the discussions with Bats to date and the CBOE Holdings board discussed potential synergy considerations with respect to a potential strategic transaction with Bats. Mr. Eugene Sunshine, Chair of the CBOE Holdings N&G Committee briefed the CBOE Holdings board regarding the CBOE Holdings N&G Committee's discussion of one or more potential CBOE Holdings board seats for Bats directors.

        Ms. Moffic-Silver and a representative of Sidley Austin discussed with the CBOE Holdings board a summary of the key non-price provisions of a draft merger agreement that might be proposed to Bats and areas of potential negotiation with Bats. A representative of Broadhaven discussed with the CBOE Holdings board the provisions of the draft merger agreement regarding the form of the merger consideration to be received by Bats stockholders.

        Following further discussion with and upon the recommendation of management, the CBOE Holdings board approved the continuation of exploration of a potential strategic transaction with Bats and directed CBOE Holdings management to deliver to Bats a draft merger agreement substantially consistent with the summary of key non-price terms presented to the CBOE Holdings board.

        Also on August 30, 2016, a representative of a financial advisor to Company A contacted Mr. Concannon via email to suggest a meeting between Mr. Concannon and the Chairman of Company A at some point during September 2016 to facilitate the Chairman of Company A in getting to know Mr. Concannon and Bats' business better. The representative of Company A's financial advisor told Mr. Concannon that this contact should be understood as an ordinary industry meeting. Mr. Concannon proposed a meeting on either September 13, 2016 or September 28, 2016. The following day, the representative of Company A's financial advisor proposed that the meeting be scheduled for September 28, 2016.

        On August 31, 2016 in Chicago, senior executives of each of Bats and CBOE Holdings discussed potential synergies and revenue opportunities for the combined company following the closing of the proposed transaction. The parties also discussed the proposed timeline for completing due diligence and negotiating definitive transaction documentation and agreed to target announcement of a transaction on September 22, 2016 if the parties were to agree on transaction terms and their respective boards of directors were to approve the transaction.

        In the evening of August 31, 2016, Sidley Austin sent a draft merger agreement to Davis Polk. Among other provisions, the draft merger agreement provided for: consideration to be paid in cash, CBOE Holdings common stock (at a fixed exchange ratio to Bats common stock) or a mix of both, at the election of Bats stockholders, subject to adjustment and proration; a closing condition to CBOE Holdings' obligation to effect the merger that Bats stockholders holding no more than 5% of the outstanding shares of Bats common stock exercise appraisal rights in connection with the proposed transaction; and a termination fee of 3.75% of the equity value of Bats, payable by either party in certain events of termination. In addition, the draft merger agreement contemplated that the directors and officers of Bats as well as certain Bats stockholders affiliated with Bats directors enter into voting agreements and agreements with CBOE Holdings extending the existing lock-up agreements entered into in connection with Bats' initial public offering to apply to shares of CBOE Holdings common stock received in the proposed transaction ("lock-up extension agreements"). The draft merger agreement sent by Sidley Austin did not include any undertaking on the part of CBOE Holdings with respect to post-closing governance of the potential combined company.

        On September 1, 2016, the Bats board held a special meeting at which representatives of Barclays, UBS and Davis Polk were present. At the meeting, members of Bats management provided the Bats board with an update on due diligence on CBOE Holdings, the ongoing synergies analysis and the process of other discussions and negotiations with CBOE Holdings. The representatives of Barclays then reviewed Barclays' preliminary financial analysis of CBOE Holdings, based, at the direction of Bats management, on the adjusted projections for CBOE Holdings that had been prepared by Bats management from the projections for CBOE Holdings that had been provided to Bats by CBOE Holdings, as described below under "Certain Unaudited Prospective Financial Information—CBOE Holdings Financial Projections" beginning on page 414. In an executive session following the Barclays presentation, the Bats board discussed the expected synergies of the proposed transaction with CBOE Holdings as well as the potential governance structure of the combined company following the closing of the merger, including the importance of ensuring that current members of Bats management would hold positions of authority with the combined company in order to gain greater confidence in the attainability of expected synergies. In addition, Mr. Concannon informed the Bats board of his discussion with Company A's financial advisor, noting that Company A's financial advisor had said that the suggestion to meet with the Chairman of Company A should be understood as an ordinary industry meeting. Mr. Concannon informed the Bats board that he planned to meet with the Chairman of Company A on September 28, 2016. The Bats board noted that Company A or its representatives had chosen the later of the two offered meeting dates and did not appear to be in a rush to meet with Mr. Concannon.

        On September 2, 2016, Sidley Austin delivered to Davis Polk a draft voting agreement and a draft lock-up extension agreement.

        On September 4, 2016, Davis Polk sent an issues list to Sidley Austin regarding the draft merger agreement provided by Sidley Austin on August 31, 2016.

        On September 6, 2016, representatives of Davis Polk and Sidley Austin discussed the issues list regarding the draft merger agreement provided by Sidley Austin on August 31, 2016.

        On September 7, 2016, Davis Polk sent a revised draft of the merger agreement to Sidley Austin. The revised draft provided for, among other things: separate termination fees payable (i) by Bats upon certain events of termination of 3.5% of the equity value of Bats and (ii) by CBOE Holdings upon certain events of termination of 3.5% of the equity value of CBOE Holdings. In addition, the revised draft did not contain a closing condition with respect to the exercise of appraisal rights by Bats stockholders, rejected CBOE Holdings' request that Bats' directors and officers and certain Bats stockholders affiliated with Bats directors enter into lock-up extension agreements and limited the scope of signatories to CBOE Holdings' requested voting agreements to certain Bats stockholders affiliated with Bats directors. The revised draft did not propose any terms with respect to the post-closing governance of the combined company, but noted that such terms remained under consideration by the Bats board.

        On September 8, 2016, the Bats board held a special meeting at which representatives of Barclays, UBS and Davis Polk were present. At the meeting, representatives of Bats management provided an update to the Bats board regarding ongoing discussions with CBOE Holdings and further results of due diligence, in particular the recent updated analyses by Bats management regarding synergies between Bats and CBOE Holdings. Representatives of Barclays then reviewed Barclays' preliminary financial analysis of Bats that had been prepared using the long-term projections provided by Bats management, as described below under "Certain Unaudited Prospective Financial Information—Bats Financial Projections" beginning on page 416. The Bats board then proceeded to discuss the terms of the potential transaction with CBOE Holdings, including post-closing governance of the combined company, the structure of the consideration to be offered to Bats stockholders, the value of CBOE Holdings common stock and the per share valuation of Bats common stock to be received by Bats stockholders in the proposed transaction. The Bats board also discussed the non-binding indication of interest that had been communicated by Mr. Tilly to Mr. Concannon on July 29, 2016, including the ratio of stock to cash consideration and the fixed exchange ratio proposed by CBOE Holdings. Following this discussion, the Bats board instructed Bats management to propose to CBOE Holdings a price of $33.50 per share of Bats common stock and to propose that four Bats directors be appointed to the board of directors of the combined company. The Bats board, in consultation with representatives of Barclays and Davis Polk, then discussed whether to contact other potential parties that might be interested in and financially capable of effecting a strategic transaction with Bats, including Company A. The Bats board determined that it would not be in Bats' interest to conduct a "market check" given the strategic rationale for the potential transaction with CBOE Holdings and the unique synergies that could be realized from such a transaction, which the Bats board believed would provide more value to Bats' stockholders than any transaction that another counterparty would be willing to offer. The Bats board also determined that the risk of a leak of such outreach and the disruptive effect such a leak would have on Bats' business and the potential transaction with CBOE Holdings, including by increasing the possibility that other companies in the exchange industry might pursue a strategic transaction involving CBOE Holdings, outweighed the benefits of a "market check." The representatives of Davis Polk then reviewed and discussed with the Bats board its fiduciary duties, including in the event that Bats were to receive an unsolicited proposal from a third party.

        In an executive session, the Bats board reviewed the fees to be paid to Barclays and UBS in connection with the potential transaction and discussed with the representatives of Davis Polk the terms of the financial advisors' respective engagement letters. Bats management and the representatives of Davis Polk then reviewed with the Bats board the financial advisors' respective disclosures regarding conflicts, which did not indicate any material conflicts in connection with the proposed transaction with CBOE Holdings and which, in the case of Barclays, are described below under "The Merger—Opinion of Bats' Financial Advisor" beginning on page 143 and, in the case of UBS, UBS provided to the board of directors a letter dated August 24, 2016 summarizing certain information as of such date concerning UBS's material relationships with Bats as well as CBOE Holdings, including M&A financial advisory and other investment banking services and relationships. Following this discussion, the Bats board approved the engagements of Barclays and UBS as Bats' financial advisors.

        On September 9, 2016, Mr. Concannon called Mr. Tilly and communicated the proposal determined by the Bats board at its September 8, 2016 meeting.

        On September 12, 2016, Messrs. Concannon, Ratterman, Tilly and Brodsky, and Mr. James R. Boris, the Lead Director of the CBOE Holdings board, met in Chicago to discuss the potential transaction. Among other topics of discussion, Messrs. Concannon, Ratterman, Tilly, Brodsky and Boris held preliminary discussions regarding the corporate governance structure of the potential combined company, including Bats' proposal that four Bats directors (or approximately 30% of the combined company board) would be appointed members of the CBOE Holdings board following the closing of the proposed transaction such that the number of Bats directors and existing CBOE Holdings directors would be proportional to the portion of the common stock of the combined company to be held by their respective stockholders.

        On September 13, 2016, Messrs. Concannon and Tilly had a telephone conversation during which Mr. Concannon confirmed the position of the Bats board that four Bats directors (or approximately 30% of the combined company board) should be appointed members of the CBOE Holdings board following the closing of the proposed transaction.

        On September 14, 2016, Sidley Austin sent a revised draft of the merger agreement to Davis Polk. The revised draft reflected several of the terms included in the initial draft that Sidley Austin sent to Davis Polk on August 31, 2016, including: a condition to CBOE Holdings' obligation to effect the merger that Bats stockholders holding no more than 5% of the outstanding shares of Bats common stock exercise appraisal rights in connection with the proposed transaction and a termination fee of 3.75% of the equity value of Bats, payable by either party in certain events of termination. In addition, the revised draft reiterated requests by CBOE Holdings that the directors and officers of Bats as well as certain Bats stockholders affiliated with Bats directors enter into voting agreements and lock-up extension agreements with CBOE Holdings. The revised draft did not include any undertaking on the part of CBOE Holdings with respect to post-closing governance of the potential combined company.

        On September 15, 2016, Mr. Concannon was informed by the representative of Company A's financial advisor that the meeting scheduled for September 28, 2016 between Mr. Concannon and the Chairman of Company A would also include the Chief Executive Officer and Chief Financial Officer of Company A, in addition to the representative of Company A's financial advisor.

        On September 16, 2016, Messrs. Concannon and Tilly had a telephonic discussion regarding, among other topics, the financing for the proposed transaction and the resulting capital structure of the combined company, the corporate governance structure of the potential combined company, CBOE Holdings' requests for lock-up extension agreements and voting agreements from Bats' directors and officers and certain Bats stockholders, and certain other provisions of the draft merger agreement, including the appraisal rights closing condition, the regulatory approval-related provisions and the termination rights and termination fee.

        On September 18, 2016, Davis Polk sent a revised draft of the merger agreement to Sidley Austin. Among other provisions, the revised draft rejected CBOE Holdings' request that Bats' directors and officers and certain Bats stockholders enter into lock-up agreements and proposed that the directors and officers of CBOE Holdings enter into voting agreements with Bats with respect to the transaction, in addition to the voting agreements that CBOE Holdings requested with the directors and officers and certain stockholders of Bats. In addition, the revised draft proposed that an unspecified number of Bats directors would become members of the CBOE Holdings board effective at the closing. Consistent with the previous draft sent to Sidley Austin by Davis Polk, the revised draft included: separate termination fees payable (i) by Bats upon certain events of termination of 3.5% of the equity value of Bats and (ii) by CBOE Holdings upon certain events of termination of 3.5% of the equity value of CBOE Holdings. In addition, the revised draft did not contain a closing condition with respect to the exercise of appraisal rights by Bats stockholders.

        On September 20, 2016, the CBOE Holdings board held a special meeting, at which representatives of Sidley Austin, BofA Merrill Lynch and Broadhaven were present. Mr. Tilly stated that the due diligence conducted with respect to Bats had confirmed management's preliminary views regarding the strategic benefits of a potential strategic transaction with Bats and the continued CBOE Holdings management belief that such a transaction would create stockholder value. In addition, at the meeting, CBOE Holdings management and CBOE Holdings' outside consultants provided renewed due diligence findings with respect to Bats' technology platform. CBOE Holdings management discussed with the CBOE Holdings board the preliminary synergy estimates prepared by management, management's plan for obtaining financing, the status of the credit rating process and the communications strategy with respect to the potential strategic transaction with Bats. Ms. Moffic-Silver described the regulatory approvals that would be required to consummate a transaction with Bats, and representatives of Sidley Austin discussed with the CBOE Holdings board regulatory matters and the status of negotiation of key non-price merger agreement terms. Representatives of BofA Merrill Lynch and Broadhaven discussed with the CBOE Holdings board financial aspects of a potential strategic transaction with Bats. CBOE Holdings management and Mr. Samuel Skinner, Chair of the Compensation Committee of the CBOE Holdings board (the "CBOE Holdings Compensation Committee"), discussed with the CBOE Holdings board the retention, severance, outplacement and employee communication plans contemplated by CBOE Holdings management with respect to the potential strategic transaction with Bats, individual meetings to be scheduled with members of the Bats senior management team and recommendations with respect to the management of the combined company. In addition, Mr. Sunshine briefed the CBOE Holdings board regarding the CBOE Holdings N&G Committee's discussions of potential inclusion of Bats representatives on the CBOE Holdings board in connection with a strategic transaction with Bats.

        After discussion, upon the recommendation of management, the CBOE Holdings board authorized CBOE Holdings to make a non-binding proposal to acquire all of the outstanding capital stock of Bats for a per share consideration of $8.50 in cash and 0.3375 shares of CBOE Holdings' common stock (based on the September 20, 2016 close of market price, yielding $32.00 per share in the aggregate as of that date), subject to continuing due diligence and the negotiation and execution of a definitive merger agreement on terms and conditions approved by the CBOE Holdings board. In addition, the CBOE Holdings board directed CBOE Holdings management to include in the proposal an offer for up to two individuals from the Bats board to join the CBOE Holdings board at the effective time of the proposed merger; a statement that it was an expectation that Messrs. Concannon, Isaacson and Hemsley would continue with the combined company; that the merger agreement termination fee would be $110,000,000 for each party plus, under certain circumstances, expenses (subject to a reciprocal cap); that CBOE Holdings' obligation to close would be conditioned upon holders of no more than 10% of the outstanding stock of Bats properly exercising appraisal rights; that Bats deliver voting agreements from Bats' directors and officers and certain affiliates of Bats directors covering Bats' outstanding shares of common stock; that lock-up extension agreements from Bats' directors and officers and certain affiliates of Bats directors would be required and that each party would agree orally not to make any outbound calls regarding any potential alternative transaction.

        In the evening of September 20, 2016, following the CBOE Holdings board meeting, Mr. Tilly communicated to Mr. Concannon CBOE Holdings' revised proposal to acquire Bats for consideration per share of Bats common stock of $8.50 in cash and 0.3375 of a share of CBOE Holdings common stock. Mr. Tilly noted that, based on that day's closing price for CBOE Holdings common stock, the value of the offer was $32.00 per share. In addition, Mr. Tilly proposed that two out of a total of 14 seats on the CBOE Holdings board following the closing of the proposed transaction would be held by Bats directors, subject to the CBOE Holdings board's policies. Mr. Tilly also informed Mr. Concannon that CBOE Holdings intended to make proposals with respect to the continued employment with the combined company following the closing of the potential transaction with Mr. Concannon, Mr. Chris Isaacson, the Chief Information Officer of Bats, and Mr. Mark Hemsley, the Chief Executive Officer of

Bats Europe, the terms of which would not be discussed until material terms of a potential transaction between Bats and CBOE Holdings were resolved. Mr. Tilly also proposed a reciprocal termination fee of $110,000,000, which, under certain circumstances would be payable in addition to expenses (subject to a reciprocal cap); that CBOE Holdings' obligation to close would be conditioned on Bats stockholders holding no more than 10% of the outstanding shares of Bats common stock exercising appraisal rights in connection with the proposed transaction; that the Bats' directors and officers and certain Bats stockholders affiliated with Bats directors holding, in the aggregate, 19.9% of Bats' outstanding shares of common stock enter into voting agreements with CBOE Holdings; and that Bats' directors and officers and certain Bats stockholders affiliated with Bats directors enter into lock-up extension agreements with CBOE Holdings. In addition, Mr. Tilly proposed an oral agreement between the parties that neither Bats nor CBOE Holdings would make any outbound calls to third parties potentially interested in a strategic transaction. Mr. Concannon declined to agree to that proposal.

        On September 21, 2016, Messrs. Concannon and Tilly had a telephone conversation during which Messrs. Concannon and Tilly discussed the offer communicated by Mr. Tilly to Mr. Concannon the night before, including, among other things, the composition of the CBOE Holdings board following the closing of the proposed transaction and CBOE Holdings' request that certain Bats stockholders enter into lock-up extension agreements. Mr. Concannon informed Mr. Tilly that the Bats board planned to meet the following day to discuss the offer communicated by Mr. Tilly on September 20, 2016.

        In the early morning of September 22, 2016, Sidley Austin sent a revised draft of the merger agreement to Davis Polk. The revised draft reflected the proposal communicated by Mr. Tilly to Mr. Concannon on September 20, 2016 and, among other provisions: reiterated CBOE Holdings' request for lock-up extension agreements from certain Bats stockholders; included a closing condition to CBOE Holdings' obligation to effect the merger that Bats stockholders holding no more than 10% of the outstanding shares of Bats common stock exercise appraisal rights in connection with the proposed transaction; and proposed a termination fee payable by either party in certain events of termination of $110,000,000 (or approximately 3.5% of the equity value of Bats).

        On September 22, 2016, the Bats board held a special meeting at which representatives of Barclays, UBS and Davis Polk were present. At the meeting, representatives of Bats management, Barclays and Davis Polk discussed with the Bats board the progress of discussions with CBOE Holdings regarding key terms of the proposed transaction, including the proposed price per share of Bats common stock, the cash/stock mix of the proposed consideration, the proposed governance structure of the surviving company, the termination fee payable in certain circumstances by Bats or CBOE Holdings, the conditions to closing and the proposed voting and lock-up extension agreements. Mr. Concannon also informed the Bats board of CBOE Holdings' intent to enter into offer letters with him, Mr. Isaacson and Mr. Hemsley relating to continued employment with the combined company following the closing of the proposed transaction. Representatives of Bats management and Barclays then reviewed the synergy plan developed by the management teams of Bats and CBOE Holdings, and the representatives of Barclays reviewed Barclays' preliminary pro forma financial analyses of the combined company. The Bats board discussed the anticipated $65 million of expense synergies within five years following closing that was estimated by the Bats and CBOE Holdings management teams pursuant to the synergy plan. The representatives of UBS then presented the Bats board with a preliminary financial analysis of Bats that had been prepared using the long-term projections provided by Bats management. The representatives of each of Barclays and UBS then discussed with the Bats board a preliminary analysis of Company A's ability to pay for Bats that had been prepared given the interest that the Chairman of Company A had expressed in getting to know Bats' business better, which analysis indicated that an acquisition of Bats by Company A for a price per share equal to or in excess of the $32.00 per share of Bats common stock then being offered by CBOE Holdings would be accretive to Company A's earnings per share. The Bats board, in consultation with representatives of

Barclays, UBS and Davis Polk, then re-opened its discussion of whether to contact potential counterparties, including Company A, to determine whether those parties would be interested in a potential strategic transaction with Bats. The Bats board discussed the strategic rationale for the potential transaction with CBOE Holdings and the potentially significant synergies that could be realized from such a transaction, as well as the Bats board's belief that no reasonably available transaction with any other counterparty, including Company A, would offer as compelling a strategic rationale, or as many synergies, as the potential transaction with CBOE Holdings. The Bats board also discussed the concerns, discussed at its prior meetings, that actively contacting third parties would be disruptive to Bat's business and would create significant risk to the potential transaction with CBOE Holdings without any assurance that a third party (including Company A) would be interested in pursuing a strategic transaction with Bats. The Bats board also discussed the $110,000,000 termination fee proposed by CBOE Holdings, which it did not believe, based on the analysis it had reviewed, would preclude Company A from making a competing offer to acquire Bats following entry into a transaction with CBOE Holdings if Company A was in fact interested in pursuing a strategic transaction. Following this discussion, the Bats board re-affirmed its decision not to contact potential counterparties, including Company A. The Bats board then proceeded to discuss a potential response to the positions communicated by Mr. Tilly to Mr. Concannon on September 20, 2016. The Bats board instructed Bats management and Bats' financial advisors to engage further with CBOE Holdings to determine whether the terms of CBOE Holdings' current proposal could be further improved, including with respect to consideration, post-closing governance of the combined company and the requested lock-up extension agreements, although the Bats board noted that it was not proposing any specific terms and that it had not determined whether or not it would be willing to proceed with a transaction on the terms of CBOE Holdings' current proposal. The Bats board also discussed with the representatives of Davis Polk certain remaining open provisions of the draft merger agreement, including financing provisions, the regulatory approval-related provisions and the conditions to closing the potential transaction.

        In the afternoon of September 22, 2016, news of the discussions between Bats and CBOE Holdings regarding a potential acquisition of Bats was widely published by various media outlets.

        In the morning of September 23, 2016, Messrs. Concannon and Tilly had a telephone conversation during which Mr. Concannon communicated to Mr. Tilly the determinations of the Bats board at its meeting earlier that day, including the Bats board's expectation that the price offered by CBOE Holdings would be increased. Mr. Concannon further suggested to Mr. Tilly that CBOE Holdings increase its offered price to at least $33.00 per share of Bats common stock and that Bats would prefer an increase in the cash portion of the consideration. Mr. Concannon also informed Mr. Tilly of Bats' request that four out of a total of 14 seats on the CBOE Holdings board following the closing of the proposed transaction would be held by Bats directors.

        Later that morning, at the direction of the Bats board, a Barclays representative contacted a Broadhaven representative regarding Bats' request that CBOE Holdings increase the cash portion of the consideration. The Barclays representative clarified to the Broadhaven representative that Bats was seeking a $1.50 increase of the cash portion of the consideration such that $10.00 would be payable in cash. In addition, the Barclays representative reiterated the request that four out of a total of 14 seats on the CBOE Holdings Board following the closing of the proposed transaction be held by Bats directors, and the Barclays representative indicated that no lock-up extension agreements from Bats stockholders would be provided to CBOE Holdings.

        During the early afternoon of September 23, 2016, the CBOE Holdings board held a special meeting, at which senior members of CBOE Holdings management and representatives of Sidley Austin, BofA Merrill Lynch and Broadhaven were present. At the meeting, CBOE Holdings management updated the CBOE Holdings board on events since the September 20, 2016 CBOE Holdings board meeting, including the media reports regarding the potential transaction and the investment grade indicative credit ratings received by CBOE Holdings from each of Moody's and

Standard & Poor's. Mr. Tilly discussed with the CBOE Holdings board CBOE Holdings management's recommendation with respect to a counterproposal to Bats. In addition, Mr. Sunshine briefed the CBOE Holdings board regarding the matters discussed by the CBOE Holdings N&G Committee during its meeting earlier in the day and indicated that the CBOE Holdings N&G Committee's current consensus views in this regard were that CBOE Holdings should be open to the addition of three Bats representatives on the CBOE Holdings board and maintain the size of the CBOE Holdings board at 14 directors (including the three Bats representatives) following the closing of a transaction with Bats.

        After discussion, the CBOE Holdings board unanimously approved CBOE Holdings management's recommendation that CBOE Holdings make a non-binding counter-proposal to Bats with proposed per share consideration to Bats stockholders of $10.00 per share in cash and a fraction of a share of CBOE Holdings stock that, together with $10.00 in cash, equated to total per share consideration of $32.50 per share based upon the September 23, 2016 close of market price, for three out of a total of 14 seats on the CBOE Holdings board following the closing of the proposed transaction to be held by Bats directors, and for there to be no application of Bats lock-up periods to the CBOE Holdings stock received in the proposed transaction by Bats stockholders, which proposal would be presented as CBOE Holdings' best and final offer and contingent on both parties' reaching agreement on final terms in a time frame that allowed for an announcement of the agreement before the open of the U.S. stock markets on September 26, 2016 and reaching agreement on terms with Messrs. Concannon, Isaacson and Hemsley for employment with CBOE Holdings following the closing of the potential transaction. After discussion, the CBOE Holdings board endorsed proposed compensation packages for purposes of negotiation with Messrs. Concannon, Isaacson and Hemsley, subject to approval by the CBOE Holdings board of the final compensation packages.

        Following the CBOE Holdings board meeting, Mr. Tilly communicated to Mr. Concannon CBOE Holdings' revised proposal to acquire Bats for a price of $32.50 per share of Bats common stock, payable to Bats stockholders who elect mixed cash and stock consideration in the form of 0.3201 of a share of CBOE Holdings common stock and $10.00 in cash. In addition, Mr. Tilly communicated CBOE Holdings' revised positions that three out of a total of 14 seats on the CBOE Holdings board following the closing of the proposed transaction would be held by Bats directors and that no lock-up extension agreements from Bats stockholders would be required by CBOE Holdings. Mr. Tilly informed Mr. Concannon that this represented CBOE Holdings' best and final offer and that, in light of the disruption to CBOE Holdings' business caused by the public reports of deal discussions, CBOE Holdings' offer was contingent on announcing the signing of the merger agreement before the U.S. markets opened on September 26, 2016. Mr. Tilly also reiterated CBOE Holdings' request that certain stockholders of Bats affiliated with Bats directors enter into voting agreements with CBOE Holdings.

        Later that day, at the direction of the Bats board, a Barclays representative communicated to a Broadhaven representative a proposal that Bats be permitted to make a special distribution to Bats stockholders out of retained earnings of $0.50 per share of Bats common stock prior to the closing of the proposed transaction. Mr. Concannon later delivered the same message to Mr. Tilly and indicated that it would not be possible to obtain voting agreements prior to the execution of the merger agreement. Mr. Tilly indicated to Mr. Concannon that the proposed special distribution would not be acceptable to CBOE Holdings.

        Following Mr. Tilly's discussion with Mr. Concannon and internal discussions with each of the Bats directors, each such member expressed his approval of proceeding with negotiations with CBOE Holdings on the terms and timeline proposed by Mr. Tilly. Mr. Concannon then communicated to Mr. Tilly that Bats would engage with CBOE Holdings on the terms and timeline proposed by Mr. Tilly. Following this communication, representatives of Davis Polk confirmed to representatives of Sidley Austin that CBOE Holdings could then engage in discussions with members of Bats management regarding the terms of their proposed employment with the combined company, and, in the evening of September 23, 2016, CBOE Holdings sent offer letters to Messrs. Concannon, Isaacson and Hemsley relating to their continued employment with the surviving company following the closing of the potential transaction. That same evening, CBOE Holdings delivered to Bats a draft of the debt commitment letter.

        In the early morning of September 24, 2016, Davis Polk sent a revised draft of the merger agreement to Sidley Austin reflecting the proposal communicated by Mr. Tilly to Mr. Concannon on September 23, 2016, but revising the draft, among other changes, to exclude the closing condition related to the exercise of appraisal rights by Bats stockholders.

        Later in the morning of September 24, 2016, Messrs. Concannon and Tilly, other representatives of the Bats and CBOE Holdings management teams and representatives of Davis Polk and Sidley Austin held a discussion regarding remaining issues to be resolved in connection with the merger agreement.

        Over the course of the day of September 24, 2016, representatives of the Bats and CBOE Holdings management teams as well as representatives of Davis Polk and Sidley Austin negotiated several remaining outstanding issues with respect to the merger agreement, voting agreements and financing documentation.

        In the early morning of September 25, 2016, Sidley Austin sent a revised draft of the merger agreement to Davis Polk. The revised draft reflected substantial acceptance of the revisions proposed by Davis Polk in its September 24, 2016 draft, including a closing condition to CBOE Holdings' obligation to effect the merger that Bats stockholders holding no more than 20% of the outstanding shares of Bats common stock exercise appraisal rights in connection with the proposed transaction.

        Over the course of the day of September 25, 2016, representatives of the Bats and CBOE Holdings management teams as well as representatives of Davis Polk and Sidley Austin negotiated the remaining outstanding issues with respect to the merger agreement and financing documentation, and representatives of Davis Polk and Bats management negotiated with certain Bats stockholders regarding the voting agreements requested by CBOE Holdings. Messrs. Concannon, Isaacson and Hemsley also negotiated the terms of their offer letters with CBOE Holdings.

        In the afternoon of September 25, 2016, Davis Polk sent a revised draft of the merger agreement to Sidley Austin reflecting substantial agreement on all material terms.

        In the evening of September 25, 2016, the Bats board held a special meeting at which representatives of Barclays, UBS and Davis Polk were present. At the meeting, Bats management discussed with the Bats board the progress of discussions with CBOE Holdings over the course of the preceding days. Following the Bats board's discussion, the representatives of Barclays reviewed Barclays' financial analyses of the proposed transaction with the Bats board, following which the Bats board discussed the analyses and the offer proposed by CBOE Holdings on September 23, 2016. The Barclays representatives then provided the Bats board with Barclays' oral opinion (which was subsequently confirmed in writing) to the effect that, as of September 25, 2016, and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the merger consideration to be offered to the stockholders of Bats in the proposed transaction was fair, from a financial point of view, to such stockholders. The representatives of Davis Polk then reviewed with the Bats board the material terms of the merger agreement and reviewed with the Bats board its fiduciary duties applicable to its consideration of the potential transaction. Following a discussion regarding the merger agreement and the financial terms of the proposed transaction with CBOE Holdings, Mr. Ratterman proposed resolutions approving, among other things, the merger agreement and the transactions contemplated thereby. The Board then approved such resolutions by a unanimous vote of those directors present at the meeting. One director was not present at the meeting due to travel conflicts but indicated to Mr. Ratterman prior to the meeting his support of the merger agreement and the transactions contemplated thereby.

        Later in the evening of September 25, 2016, the CBOE Holdings board held a special in-person meeting, at which representatives of Sidley Austin, BofA Merrill Lynch and Broadhaven were present. At the meeting, a representative of Sidley Austin reviewed the resolution of key issues since the September 23, 2016 CBOE Holdings board meeting. In addition, a Sidley Austin representative reviewed again with the CBOE Holdings board its fiduciary duties in the context of considering a potential acquisition of Bats, the terms of the merger agreement, noting the remaining open issues, and the terms of the voting and support agreements, noting that voting agreements would not be provided by any Bats stockholders affiliated with Bats directors. After discussion, the CBOE Holdings board determined to proceed with voting agreements only from Bats' directors and officers.

        With representatives of BofA Merrill Lynch excused from the meeting, CBOE Holdings management then discussed the terms of the bridge facility commitment letter, the term facility commitment letter and the related fee letters, management's plan with respect to permanent financing and the anticipated cost of the financing relating to the potential strategic transaction with Bats, all of which had been discussed with and recommended to the CBOE Holdings board by the CBOE Holdings F&S Committee during a meeting of such committee earlier on September 25, 2016. With representatives of BofA Merrill Lynch and Broadhaven excused from the meeting, a Sidley representative discussed with the CBOE Holdings board updated information regarding material relationships of BofA Merrill Lynch, which are described below under "The Merger—Opinions of CBOE Holdings' Co-Lead Financial Advisors—BofA Merrill Lynch Opinion—Miscellaneous, " and Broadhaven, which are described below under "The Merger—Opinions of CBOE Holdings' Co-Lead Financial Advisors—Broadhaven Opinion—General," as well as the respective fee arrangements of BofA Merrill Lynch and Broadhaven. After BofA Merrill Lynch and Broadhaven representatives rejoined the meeting, representatives of BofA Merrill Lynch reviewed with the CBOE Holdings board BofA Merrill Lynch's financial analyses of the consideration to be paid and issued by CBOE Holdings in the merger and delivered to CBOE Holdings' board an oral opinion, confirmed by delivery of a written opinion dated September 25, 2016, to the effect that, as of that date and based on and subject to various assumptions and limitations described in the opinion, the consideration to be paid by CBOE Holdings in the merger was fair, from a financial point of view, to CBOE Holdings. In addition, a representative of Broadhaven reviewed with the CBOE Holdings board Broadhaven's financial analyses of the merger consideration to be paid and issued by CBOE Holdings in the merger and rendered an oral opinion, confirmed by delivery of a written opinion dated September 25, 2016, to the CBOE Holdings board to the effect that, as of that date and based on and subject to the various assumptions, limitations and qualifications and other matters set forth in the opinion, the merger consideration to be paid and issued by CBOE Holdings in respect of the merger, taken in the aggregate, was fair to CBOE Holdings, from a financial point of view.

        CBOE Holdings management confirmed the acceptance by Messrs. Concannon, Isaacson and Hemsley of employment terms that had been recommended by the CBOE Holdings Compensation Committee and proposed and negotiated with the consent of the Bats board following agreement in principle on price and material non-price terms.

        After discussion, the CBOE Holdings board, upon the recommendation of CBOE Holdings management, unanimously approved the bridge facility commitment letter, the term facility commitment letter and the related documents; approved the merger agreement and the consummation of the transactions contemplated by the merger agreement, upon the terms and subject to the conditions set forth in the merger agreement; and resolved to recommend that CBOE Holdings stockholders vote "FOR" the share issuance proposal and "FOR" the CBOE Holdings meeting adjournment proposal at the CBOE Holdings special meeting.

        Following the approvals by the Bats board and the CBOE Holdings board, Bats management and representatives of Davis Polk worked with CBOE Holdings management and representatives of Sidley

Austin to finalize the language in the merger agreement on the terms approved by the Bats board and the CBOE Holdings board.

        Messrs. Concannon, Isaacson and Hemsley executed their offer letters with CBOE Holdings, and Bats' directors and executive officers and CBOE Holdings' directors and executive officers executed voting and support agreements with respect to the transaction.

        Following the delivery by CBOE Holdings to Bats of a copy of the executed original debt commitment letter, Bats, CBOE Holdings, Merger Sub and Merger LLC each executed the merger agreement in the late hours of September 25, 2016.

        In the morning of September 26, 2016, before the open of trading on the U.S. stock markets, Bats and CBOE Holdings issued a joint press release announcing the execution of the merger agreement.

Recommendation of the CBOE Holdings Board and Its Reasons for the Merger

        The CBOE Holdings board unanimously recommends that CBOE Holdings stockholders vote "FOR" the share issuance proposal and "FOR" the CBOE Holdings meeting adjournment proposal.

        In evaluating the merger agreement and the transactions contemplated by the merger agreement, including the merger, the CBOE Holdings board consulted with CBOE Holdings' senior management team and outside legal and financial advisors and considered and evaluated a variety of factors over the course of more than four months and nine meetings (five of which were in-person) of the CBOE Holdings board. The CBOE Holdings board's evaluation and consideration included the following factors, which the CBOE Holdings board believed supported its unanimous determination to approve the merger agreement and the consummation of the transactions contemplated by the merger agreement, upon the terms and subject to the conditions set forth in the merger agreement:

  Strategic Case for the Transaction

  •
  Increased Scale and Scope; Diversification.  The CBOE Holdings board considered that the combined company would have a broader global reach with greater scale, enhanced efficiencies through streamlined access to multiple global markets and a more diversified mix of revenue, products and geographic scope than CBOE Holdings on a stand-alone basis. In particular, the CBOE Holdings board noted the opportunity to diversify CBOE Holdings' product offerings across new asset classes (e.g., cash equities, exchange-traded products and foreign exchange) and substantially increase CBOE Holdings' non-transaction revenues, including market data fees, port fees and other fee income. The CBOE Holdings board also considered that the increased scale and efficiencies of the combined company should provide both greater opportunity to invest in ongoing innovation and platform enhancements and better position the combined company to pursue additional strategic opportunities that benefit its stockholders and customers.

  •
  Proven Technology Platform.  The CBOE Holdings board considered Bats' technology platform, the strength of which was confirmed during due diligence and the CBOE Holdings board considered the opportunity for substantial efficiencies for the combined company with planned migration over time to a single technology platform across multiple asset classes and markets.

  •
  Benefits to Customers.  The CBOE Holdings board considered the potential for customers of the combined company to benefit from a single, proven platform and infrastructure across a broad range of products. In addition, the CBOE Holdings board considered the combined company's potential to offer customers a broader set of competitive products than CBOE Holdings could offer on a standalone basis, and the CBOE Holdings board considered the increased opportunity for product innovation, including enhanced opportunities to use Bats' market data to create new index products and services.

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  Strategic Alternatives.  The CBOE Holdings board considered the trends and competitive developments in the exchange industry and the range of strategic alternatives available to CBOE Holdings, including continuing to grow CBOE Holdings' business organically or through acquisitions of smaller companies rather than through a transformative transaction, in addition to the possibility of a third party seeking to acquire CBOE Holdings.

  Financial and Other Considerations

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  Financial Considerations for CBOE Holdings Stockholders and the Combined Company.  The CBOE Holdings board considered analyses and pro forma and other financial information related to CBOE Holdings, Bats and the combined company. In addition, the CBOE Holdings board considered the expected financial impact of the merger on CBOE Holdings and its earnings per share and that, while there is no guarantee regarding future results of the combined company, the merger is expected to be accretive to the combined company's adjusted earnings in the first year following the completion of the merger.

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  Cost Synergies.  The CBOE Holdings board considered that, although no assurance can be given that any particular level of cost savings and other synergies will be achieved, CBOE Holdings and Bats management had identified $65 million of annualized expense synergies for the combined company within five years after completion of the merger, with approximately $50 million of such synergies anticipated to be realized by year three following completion of the merger. It considered how these estimates compared against synergies realized in certain precedent transactions and the fact that these estimates had been developed through a detailed exercise performed by CBOE Holdings and Bats management. The CBOE Holdings board took note of the fact that the synergy numbers were estimates, that they may change and that achieving the synergies is subject to a number of uncertainties. See "Risk Factors—Risks Relating to the Merger and the Combined Company—The combined company may not realize all of the anticipated benefits of the transactions contemplated by the merger agreement or such benefits may take longer to realize than expected."

  •
  Possible Future Revenue Opportunities.  The CBOE Holdings board also considered possible future revenue opportunities that might result from additional listings of exchange traded products in the combined company's trading venues, utilizing Bats' relationships to provide index services to an expanded group of customers and the listing of derivatives products in Europe on Bats' existing exchanges. However, the CBOE Holdings board noted that, because both the probability-adjusted financial benefits of the revenue opportunities and the timing of the realization of such benefits are more difficult to estimate than the anticipated near-term benefits of cost synergies, the possible future revenue and other financial impact from these sources were not included in the projections that were utilized in the financial analyses of the merger.

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  Fairness Opinions.  The CBOE Holdings board considered the separate opinions, dated September 25, 2016, of BofA Merrill Lynch and Broadhaven to the CBOE Holdings board as to the fairness, to CBOE Holdings from a financial point of view and as of the date of the opinion, of the consideration to be paid and issued by CBOE Holdings pursuant to the merger agreement, which opinions were based on and subject to the assumptions made, procedures followed, factors considered and limitations on the review undertaken as more fully described in the sections entitled "—Opinions of CBOE Holdings' Co-Lead Financial Advisors—BofA Merrill Lynch Opinion" and "—Opinions of CBOE Holdings' Co-Lead Financial Advisors—Broadhaven Opinion." In considering such opinions, the CBOE Holdings board took into account the reports it had received regarding past fees received by BofA Merrill Lynch and Broadhaven for investment and corporate banking services provided to CBOE Holdings or Bats and fees payable to BofA Merrill Lynch and Broadhaven in connection with the transactions contemplated by the merger agreement (including potential financing fees), in addition to the fact that as of September 22, 2016, BofA Merrill Lynch owned approximately 1.11% of the equity securities of Bats.

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  Incurrence of Indebtedness.  The CBOE Holdings board considered that in order to finance the cash portion of the merger consideration, refinance Bats' existing indebtedness and pay transaction-related expenses, the combined company would incur approximately $1.65 billion in indebtedness. The CBOE Holdings board considered the terms of the bridge facility, the structure and estimated cost of the proposed permanent financing and the combined company's ability to repay that indebtedness as well as the potential constraints on the combined company due to the leverage created by the acquisition financing. The CBOE Holdings board noted that CBOE Holdings expected to receive an investment grade credit rating from each of Standard & Poor's Rating Service and Moody's Investor Service, but that there is no assurance that CBOE Holdings will be able to maintain such a rating. See "Risk Factors—Risks Relating to the Merger and the Combined Company—Deterioration in CBOE Holdings' credit profile will increase its costs of borrowing money."

  Information Regarding Bats and CBOE Holdings; Governance

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  Results of Due Diligence Investigations.  The CBOE Holdings board considered the scope of the due diligence investigation conducted by CBOE Holdings' management, legal counsel and outside consultants and the substantive results thereof, including various oral reports provided by functional team leaders to the CBOE Holdings board. The CBOE Holdings board noted that the due diligence investigations set the stage for pre-closing integration and transition planning and post-closing implementation.

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  Strong Management Team.  The CBOE Holdings board considered that the combined company would be led by a strong, experienced management team, including certain members of senior management of CBOE Holdings and Bats. The CBOE Holdings board anticipated that Mr. Tilly would continue as Chief Executive Officer; Mr. Concannon, President and Chief Executive Officer of Bats, would become President and Chief Operating Officer, Mr. Dean would continue as Chief Financial Officer; Mr. Isaacson, Executive Vice President and Global Chief Information Officer of Bats, would become Executive Vice President and Chief Information Officer and Mr. Hemsley, Executive Vice President and Chief Executive Officer of Bats Europe, would become Executive Vice President and President of Europe of Chicago Board Options Exchange, Incorporated. The CBOE Holdings board noted that members of the Bats management team have a track record of successful post-acquisition integrations. In particular, the CBOE Holdings board also noted that Messrs. Concannon, Isaacson and Hemsley had accepted employment terms to join CBOE Holdings, which employment terms had been proposed and negotiated with the consent of the Bats board following agreement in principle between CBOE Holdings and Bats with respect to the consideration to be received by Bats stockholders in the merger and the material non-price terms of the merger agreement.

  •
  Changes to the CBOE Holdings Board.  The CBOE Holdings Board also took into account the allocation of three of the 14 seats on the CBOE Holdings board to Bats directors, as of the effective time of the merger.

  Terms and Conditions of the Transaction

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  Financial Terms.  The CBOE Holdings board considered the mix of cash and stock consideration, the fixed exchange ratio for the stock component of the merger consideration and the fact that because of the fixed exchange ratio (i.e., it will not be adjusted for fluctuations in the market price of CBOE Holdings' common stock or Bats common stock), CBOE Holdings would have certainty as to the number of shares of CBOE Holdings common stock to be issued in connection with the merger. However, the CBOE Holdings board also noted that the value of CBOE Holdings common stock to be paid to Bats stockholders upon completion of the merger could be significantly more or less than its implied value immediately prior to the announcement of the execution of the merger agreement as a result of any difference in the market price of CBOE Holdings common stock between the time of announcement and the completion of the merger. The CBOE Holdings board took note of the course of negotiations between the parties in arriving at the amount and mix of consideration to be paid in the merger. The CBOE Holdings board also took note of the historic and current market prices of CBOE Holdings common stock and Bats common stock and that the merger consideration represented an approximately 22.5% premium over the closing price of Bats common stock on September 22, 2016 (the last full trading day prior to media publications regarding the potential transaction).

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  Pro Forma Ownership.  The CBOE Holdings board took note of the fact that upon completion of the merger, current CBOE Holdings stockholders and Bats stockholders are expected to own approximately 72% and 28%, respectively, of the combined company based on the number of outstanding shares of common stock and other equity securities of CBOE Holdings and Bats on the date of the merger agreement.

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  Terms of the Merger Agreement and Related Documentation.  The CBOE Holdings board considered the general terms and conditions of the merger agreement and related documentation, including:

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  the generally reciprocal nature of the parties' representations, warranties and covenants (including deal protection provisions);

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  the fact that each of the Bats board and the CBOE Holdings board is, in certain circumstances, permitted to change its recommendation with respect to the adoption of the merger agreement or the share issuance proposal, as applicable, and terminate the merger agreement to enter into an agreement with respect to a superior proposal, subject to the payment of a termination fee of $110.0 million and up to $10.0 million of the other party's expenses in connection with the termination of the merger agreement;

  •
  the provisions related to regulatory approvals and clearances, including that each party is obligated to use reasonable best efforts to take all action necessary to obtain regulatory approvals except that neither party is obligated to take any action that, individually or in the aggregate, would reasonably be expected to have a "burdensome effect" as defined in the merger agreement (see "The Merger Agreement—Covenants" for a description of this term);

  •
  the nature and scope of the closing conditions; and

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  the entry by directors and executive officers of each of CBOE Holdings and Bats into voting and support agreements with Bats and CBOE Holdings, respectively.

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  Likelihood of Completion of the Merger.  The CBOE Holdings board considered the likelihood that the merger and the other transactions contemplated by the merger agreement would be completed on a timely basis, including the likelihood that the merger would receive all necessary regulatory clearances and approvals without the imposition of unacceptable conditions. The CBOE Holdings board took note of the closing condition in the merger agreement that neither CBOE Holdings nor Bats is required to complete the merger if any governmental authority has entered an order imposing a "burdensome effect" in connection with the required statutory clearances and approvals. The CBOE Holdings board also noted the absence of a financing closing condition (but that CBOE Holdings planned to enter into the bridge facility) and the possibility that a third party would make an offer to purchase Bats or CBOE Holdings.

  Recommendation of Management.

        The CBOE Holdings board took into account management's recommendation in favor of the transactions contemplated by the merger agreement.

        In the course of its deliberations, the CBOE Holdings board also considered certain risks and other potentially negative factors concerning the transactions contemplated by the merger agreement, including:

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  Cost and Disruption of the Pending Transaction.  The CBOE Holdings board noted the significant costs involved in connection with entering into and completing the merger and the substantial time and effort of CBOE Holdings management required to complete the transactions contemplated by the merger agreement, which may disrupt CBOE Holdings' business operations. In addition, the CBOE Holdings board noted the risks and contingencies related to the announcement and pendency of the transactions contemplated by the merger agreement, including the impact on CBOE Holdings' employees and its relationships with its existing customers and other third parties.

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  Integration.  The CBOE Holdings board evaluated the challenges inherent in the combination of Bats and CBOE Holdings, including with respect to the systems migration and length of time involved, and the CBOE Holdings board considered the possibility of not achieving the anticipated cost synergies following the merger or within the anticipated time frames. In particular, the CBOE Holdings board took into account the need to retain and recruit talent in the information technology area, a key strategic benefit and driver of approximately 70% of the anticipated cost synergies through year five following the completion of the merger. The CBOE Holdings board also considered that the cost to achieve the anticipated cost synergies may be greater than expected.

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  Risks to and Attributes of Bats Business.  The CBOE Holdings board considered the risks related to Bats' business, as described in the risk factors discussion in "—Risks Relating to Bats" above, Bats' filings with the SEC, and, in particular, the CBOE Holdings board considered the highly competitive and somewhat commoditized nature and regulatory aspects of the equities trading business.

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  Possible Trading Impact.  The CBOE Holdings board considered the transaction's potential impact on CBOE Holdings' trading multiple and the fact that the shares of CBOE Holdings common stock received by Bats stockholders in the merger will be freely tradable unless such stockholders are affiliates of CBOE Holdings.

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  Appraisal.  The CBOE Holdings board considered the rights of Bats' stockholders to demand appraisal of their shares of Bats common stock in connection with the merger and the potential effect of such demands to increase the cash paid by CBOE Holdings and, consequently, the leverage of the combined company. However, the CBOE Holdings board took note of the fact that it is a condition precedent to CBOE Holdings' obligation to close the merger that Bats stockholders holding not more than 20% of the outstanding shares of Bats common stock have demanded appraisal rights.

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  Regulatory Clearances and Approvals; Stockholder Approvals.  The CBOE Holdings board considered the fact that the merger might not be consummated in a timely manner or at all, as a result of the failure to satisfy certain conditions, including the conditions requiring the approval of Bats' and CBOE Holdings' stockholders, the condition requiring SEC approvals pursuant to Section 19(b) of the Exchange Act and Rule 19b-4 thereunder and the condition requiring the expiration or termination of the waiting period (or any extensions thereof) under the HSR Act. The CBOE Holdings board also considered the potential length of the regulatory clearance and approval process and that the provision in the merger agreement it may not be terminated until July 25, 2017, which date may be extended to September 25, 2017 under specified circumstances.

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  Restrictions on Interim Operations.  The CBOE Holdings board considered the provisions of the merger agreement placing restrictions on the conduct of CBOE Holdings' business prior to the consummation of the merger, which may delay or prevent CBOE Holdings from undertaking business opportunities that may arise or other actions that it might otherwise take with respect to the operations of CBOE Holdings.

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  Restrictions on Competing Proposals.  The CBOE Holdings board took into account that the merger agreement precludes CBOE Holdings from actively soliciting proposals with respect to alternative transactions, and that payment to Bats of a fee of $110.0 million and up to $10.0 million of Bats' expenses would be payable under the merger agreement, if among other things, CBOE Holdings enters into an agreement to be acquired by another company and CBOE Holdings terminates the merger agreement.

        The CBOE Holdings board understood that there can be no assurance about future results, including results considered or expected as described in the factors listed above, such as assumptions regarding potential synergies. This explanation of the CBOE Holdings board's reasoning and all other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading "Cautionary Statements Concerning Forward-Looking Statements."

        The foregoing discussion of the information and factors considered by the CBOE Holdings board is not intended to be exhaustive, but includes the material factors considered by the CBOE Holdings board. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the CBOE Holdings board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given different weights to different factors. The CBOE Holdings board did not undertake to make any specific determination as to whether, or to what extent, any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The CBOE Holdings board based its recommendation on the totality of the information presented, including the factors described above.

Recommendation of the Bats Board and Its Reasons for the Merger

        The Bats board unanimously recommends that holders of Bats voting common stock vote "FOR" the proposal to adopt the merger agreement, "FOR" the non-binding compensation advisory proposal and "FOR" the Bats meeting adjournment proposal.

        In evaluating the merger agreement and the proposed transaction, the Bats board consulted with Bats' senior management and representatives of Barclays, UBS and Davis Polk. In the course of making the determinations (i) that the terms of the merger and the other transactions contemplated by the merger agreement are advisable and in the best interests of Bats and its stockholders, (ii) to enter into the merger agreement and consummate the transactions contemplated thereby and (iii) to recommend, subject to the provisions of the merger agreement , that the stockholders of Bats approve and adopt the merger agreement, the Bats board considered a number of factors, including the factors listed below, each of which, in the view of the Bats board , supported such determinations, in addition to the factors discussed under "—Background of the Merger," above:

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  Premium to Market Price.  The merger consideration to be paid by CBOE Holdings would provide Bats stockholders with the opportunity to receive a significant premium over the market price of their shares of Bats common stock. The Bats board reviewed the historical market prices and trading information with respect to Bats common stock, including the fact that the implied value (as of September 22, 2016, the last full trading day prior to media publications regarding the proposed Merger) of the consideration to be paid by CBOE Holdings for each share of Bats common stock represents:

    •
    a 22.5% premium over the closing price per share of Bats common stock on BZX on September 22, 2016;

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    a 30.9% premium over the average closing price per share of Bats common stock on BZX for the 30-trading day period ended September 22, 2016;

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    a 26.5% premium over the average closing price per share of Bats common stock on BZX for the 90-trading day period ended September 22, 2016; and

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    a 27.9% premium over the average closing price per share of Bats common stock on BZX for the period beginning April 15, 2016, the first full trading day during which Bats common stock traded on BZX, and ended September 22, 2016.

        The Bats board also believed that, as of September 25, 2016, in light of the final offer made by CBOE Holdings on September 23, 2016, the merger consideration represented the highest per share consideration reasonably obtainable from CBOE Holdings.

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  Merger Consideration.

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  The Bats board considered that the cash portion of the merger consideration will provide Bats stockholders with immediate value in cash for a portion of their shares, with the balance paid in freely tradable shares of CBOE Holdings common stock. The Bats board also considered that the CBOE Holdings common stock is, and after the merger is expected to continue to be, publicly traded and widely held by a large number of stockholders.

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  The Bats board considered that a fixed ratio for the stock component of the merger consideration provides Bats stockholders the opportunity to benefit from any increase in the trading price of CBOE Holdings common shares between the announcement of the merger agreement and the completion of the merger.

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  Participation in Earnings of the Combined Company.  The Bats board considered that the stock portion of the merger consideration provides Bats stockholders an opportunity to participate in the future earnings of the combined company, which would be enhanced to the extent that synergies and other operating efficiencies arising from the merger are realized over time. The Bats board also noted that the stock portion of the merger consideration provides Bats stockholders an opportunity to benefit from continued participation in a combined company with an expanded portfolio of products, strengthened capabilities, improved operating efficiencies, a more diversified mix of revenue and earnings and a broader and more diverse client base.

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  Significant Opportunity for Synergies.  The Bats board evaluated the potential for significant synergies based on analyses performed by Bats management as well as on third-party assessments of expense synergies that could potentially be achieved by the combined company through, among other things, incorporating the functionality offered by Bats' and CBOE's technology platforms and consolidating onto Bats' leading proprietary system. The Bats board also considered the significant savings in general and administrative costs that could potentially be achieved by optimizing the operations of the combined company. Within three years of the completion of the transaction, Bats and CBOE Holdings expect to realize $50 million in annualized expense synergies, increasing to approximately $65 million of anticipated expense synergies within five years following closing.

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  Highly Complementary Businesses and Market Segments.  The Bats board considered that the merger would combine two businesses with complementary products, which should enable the combined company to benefit from strengthened capabilities and improved market visibility. In particular, the Bats board considered the potential for the combined company to utilize Bats' technology and the combined customer reach of CBOE Holdings and Bats to broaden distribution of product offerings and provide customers with greater breadth and depth of products and services. In addition, the Bats board noted that the combined company would benefit from expanded product lines and a diversified business mix.

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  Strong Position in Key Growth Areas.  The Bats board considered that the combined company should be better positioned to capitalize on, and benefit from, key areas of growth in the evolving market, including opportunities to create new index products and services.

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  Results of Due Diligence Investigations.  The Bats board considered the scope of the due diligence investigation conducted by Bats management and the substantive results thereof. The Bats board noted the positive results of such investigations with respect to potential expense synergies that could be available to the combined company following closing.

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  Opinion of Barclays.  The Bats board considered the oral opinion of Barclays rendered to the Bats board, which was subsequently confirmed in writing, that as of September 25, 2016, and based upon and subject to the various assumptions, matters considered and limitations and qualifications described in such written opinion, the merger consideration was fair, from a financial point of view, to Bats stockholders. For a discussion of Barclays' opinion rendered to the Bats board and the financial analyses presented by Barclays to the Bats board in connection with the delivery of this opinion, see "The Merger—Opinion of Bats' Financial Advisor—Barclays Opinion."

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  Strategic Alternatives.  The Bats board reviewed and considered, with the assistance of Bats management and Bats' financial and legal advisors, possible alternatives to the merger (including continuing with Bats' current stand-alone business plan and pursuing other potential strategic transactions) and the perceived risks and benefits of any such alternatives, including the timing and likelihood of consummating any such alternatives. Based on the foregoing, the Bats board determined that such alternatives were likely to be less favorable than the proposed transaction with CBOE Holdings and that a merger with CBOE Holdings would yield greater benefits for Bats and its stockholders. Moreover, the Bats board believed that attempting to solicit interest from other third parties while continuing discussions with CBOE Holdings would not likely lead to a better offer and could result in disruption to Bats' business or the loss of CBOE Holdings' proposed offer, including as a result of other companies pursuing an alternative strategic transaction involving CBOE Holdings. The Bats board also considered the fact that, on September 22, 2016, reports regarding the proposed merger with CBOE Holdings were widely publicized in the media and that, following such publicity, prior to entry into the merger agreement; no other party had indicated to Bats an interest in discussing a strategic transaction with Bats.

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  Bats' Financial Condition and Prospects.  The Bats board also considered the historical and prospective operating environment and financial performance of Bats, including the need for and potential availability of funding necessary to execute the business plan and to pursue growth opportunities. The Bats board discussed and deliberated with respect to both the expected benefits from continuing to execute Bats' stand-alone business plan and strategy, as reflected in the Bats management's projections, as well as the potential risks and uncertainties of achieving the target assumptions set forth in Bats' stand-alone plan. In evaluating potential risks associated with executing Bats' stand-alone plan, the Bats board considered the current market conditions for Bats in the competitive exchange industry, Bats' ability to successfully identify, execute upon and integrate acquisitions and the potential that regulatory developments and other key trends affecting the exchange industry in general could adversely impact Bats' business, in addition to other factors described in "Risk Factors—Risks Relating to Bats." The Bats board also considered the financial condition of the global economy in general and the impact that such macroeconomic trends have had and could potentially continue to have on Bats' results and operations. Based on its consideration and evaluation of the benefits, risks and uncertainties associated with Bats' stand-alone plan and other strategic alternatives, the Bats board believed that the strategic combination with CBOE Holdings represented the best opportunity for long-term value creation for Bats stockholders that was reasonably available.

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  Financing.  The Bats board considered that CBOE Holdings has secured fully committed debt financing for the cash portion of the proposed transaction, subject to the terms and conditions set forth in the debt commitment letter. Accordingly, the Bats board considered the likelihood that the merger would be completed based on, among other things, (i) the absence of a financing condition in the merger agreement and (ii) the financial strength of CBOE Holdings and its affiliates.

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  Pro Forma Leverage and Financial Profile.  The Bats board considered the pro forma financial position of the combined company, including the pro forma leverage ratios after giving effect to the financing incurred to pay the cash portion of the merger consideration. The Bats board believed that the level of leverage would not likely impede the ability of the combined company to attract and retain customers or to finance additional expansion opportunities.

  •
  Governance.  The Bats board considered the fact that the merger agreement provides for three members of Bats board, designated by Bats and who comply with the policies of the CBOE Holdings N&G Committee disclosed to Bats, to be appointed to the CBOE Holdings board as of the effective time of the merger, as well as the fact that certain members of Bats' management would assume management roles at CBOE Holdings upon completion of the merger and that, in such capacities, such individuals would play a role in the ongoing governance and management of the combined company. The Bats board believed that participation of certain members of Bats' management in the CBOE management team upon completion of the Merger would increase the likelihood that the combined company would be able to achieve the synergies expected to be realized from the Merger.

  •
  Timing of Completion.  The Bats board considered the fact that the merger is expected to be completed in the first half of 2017, subject to satisfaction or waiver of the conditions to closing set forth in the merger agreement, and that all Bats stockholders will receive the merger consideration promptly upon completion of the merger.

  •
  Merger Agreement.  The Bats board considered the terms and conditions of the merger agreement, including the respective representations, warranties, covenants, conditions and termination rights of the parties. In particular:

  •
  No Financing Condition. The Bats board considered the representations and covenants of CBOE Holdings with respect to obtaining the necessary financing for the cash portion of the merger consideration, including that CBOE Holdings will have available sufficient cash and other financial resources to satisfy its obligations under the merger agreement and pay the merger consideration pursuant to the merger, and the fact that the merger is not subject to a financing condition.

  •
  Ability to Respond to Certain Unsolicited Takeover Proposals. The Bats board considered the fact that on the terms and subject to the conditions set forth in the merger agreement, at any time prior to the approval of the proposal to adopt the merger agreement by Bats stockholders, if Bats receives an unsolicited takeover proposal that constitutes a superior proposal, the Bats board may withdraw or modify its recommendation and cause Bats to terminate the merger agreement to concurrently enter into an agreement with respect to such superior proposal, subject to paying the termination fee of $110.0 million.

    •
    Regulatory Undertaking by CBOE Holdings. The Bats board considered that the Merger is subject to a waiting period and certain regulatory clearances and that CBOE Holdings is obligated, subject to certain limitations, to use its reasonable best efforts to obtain necessary regulatory approvals.

    •
    Termination Fee. The Bats board considered the fact that in connection with the termination of the merger agreement under specified circumstances, including a termination by Bats to accept and enter into a definitive agreement with respect to an alternative acquisition transaction, Bats would be obligated to pay CBOE Holdings a termination fee of $110.0 million. The Bats board was of the view that this termination fee was reasonable in light of the negotiation process that led to the execution of the merger agreement , as well as of the terms of the merger agreement itself. The Bats board believed that the termination fee would not preclude competing bids for Bats and would likely only be required to be paid in the event that the Bats board entered into or intended to enter into a transaction more favorable to Bats stockholders than the merger.

    •
    Conditions to the Completion of the Proposed Transaction. The Bats board considered the reasonable likelihood of the completion of the merger in light of the limited conditions to CBOE Holdings' obligations to effect the merger.

        The Bats board also considered a variety of risks and other potentially negative factors relating to the merger, including the following:

  •
  No "Market Check" and No "Go Shop."  The Bats board took into consideration the fact that Bats entered into the merger agreement with CBOE Holdings before actively seeking offers from other potential purchasers. The Bats board also considered the fact that the merger agreement did not contain any "go shop" or similar provision that permitted Bats to actively seek an alternative transaction for a period of time following the execution of the merger agreement.

  •
  Inability to Solicit Other Takeover Proposals.  The Bats board considered the covenant in the merger agreement prohibiting Bats from further soliciting other potential acquisition proposals, and restricting its ability to entertain other potential acquisition proposals unless certain conditions are satisfied.

  •
  Termination Fee.  The Bats board reviewed and discussed the termination fee that could become payable by Bats pursuant to the merger agreement under certain circumstances. The Bats board considered the potential effect of such termination fee in deterring third parties from proposing alternative transactions, including that the merger agreement requires Bats to pay a termination fee of $110.0 million if Bats terminates the merger agreement to enter into an agreement with respect to a superior proposal (as described above). The Bats board believes that the termination fee structure is customary and reasonable and will not deter to any significant extent any interested third party from making a superior proposal or inhibit the Bats board from approving a superior proposal if a superior proposal were available. For further discussion, see "The Merger Agreement—Reimbursement of Fees and Expenses."

  •
  Appraisal Rights Closing Condition.  The Bats board considered that the merger agreement contains a condition to CBOE Holdings' obligation to effect the merger that there not has been an exercise of appraisal rights by Bats stockholders holding more than 20% of the outstanding shares of Bats common stock, which condition could potentially increase the risk that the merger will not close if a sufficient number of Bats stockholders do not approve of the merger.

  •
  Termination by CBOE Holdings.  The Bats board considered the risk that CBOE Holdings may terminate the merger agreement and not complete the merger in certain limited circumstances,

    including the risk that CBOE Holdings may terminate the merger agreement to enter into a superior proposal in accordance with the terms of the merger agreement.

  •
  Pre-Closing Covenants.  The Bats board considered that, under the terms of the merger agreement, Bats has agreed that, subject to certain exceptions, it will use reasonable best efforts to conduct its business in the ordinary course in substantially the same manner as it conducted its business prior to entering into the merger agreement and, subject to specified exceptions, that Bats will not take a number of actions related to the conduct of its business without the prior written consent of CBOE Holdings. The Bats board further considered that these terms may limit the ability of Bats to pursue or undertake business opportunities that could arise prior to the completion of the Merger.

  •
  Equity Participation; Exchange Ratio.  The Bats board considered the fact that Bats stockholders will have a significantly smaller ongoing equity participation in the combined company (and, as a result, a smaller opportunity to participate in any future earnings or growth of the combined company and future appreciation in the value of shares of the combined company's common stock following the merger) than they currently have in Bats. The Bats board considered the fact that, since the stock component of the merger consideration is based on a fixed exchange ratio, the market value of the merger consideration received by the Bats stockholders would be adversely affected by a decrease in the trading price of CBOE Holdings common stock between the announcement of the merger agreement and the completion of the Merger.

  •
  Impact of Announcement and the Pending Transaction on Bats.  The Bats board considered the impact on Bats' business of the public announcement of the merger agreement, including the potentially negative effects that such announcement might have on Bats' commercial relationships and its ability to attract and retain management and other key employees. In addition, the Bats board noted the significant costs involved in connection with entering into and completing the merger and the substantial time and effort of Bats management required to complete the transactions contemplated by the merger agreement, which may disrupt Bats' business operations.

  •
  Regulatory Approval.  The Bats board considered the regulatory approvals that may be required to complete the merger and the prospects for receiving any such approvals. The Bats board also considered the risk that Bats and CBOE Holdings may incur significant costs and unexpected delays resulting from seeking governmental consents and approvals necessary for completion of the merger.

  •
  Interests of Bats' Directors and Executive Officers in the Merger.  The Bats board considered the fact that certain of Bats' directors and executive officers have interests in the merger which may differ from those of Bats stockholders generally. For further discussion, see "—Interests of Directors and Executive Officers in the Merger—Bats Directors and Executive Officers."

  •
  Risks to and Attributes of CBOE Holdings' Business.  The Bats board considered the risks related to CBOE Holdings' business, as described in the risk factors discussions in CBOE Holdings' annual and quarterly reports filed with the SEC.

  •
  Risks Relating to Business Integration.  The Bats board considered the costs, risks and uncertainties of combining the businesses, policies, processes, systems, operations and workforces of CBOE Holdings and Bats and realizing the anticipated cost savings and operating synergies following the merger.

        This discussion of the information and factors considered by the Bats board includes the material positive and negative factors considered by the Bats board, but is not intended to be exhaustive and may not include all of the factors considered by the Bats board . The Bats board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, and did not quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination that the terms of the merger and the other transactions contemplated by the merger agreement are advisable and in the best interests of Bats and its stockholders. Rather, the Bats board conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, Bats management and Bats' outside advisors, and considered the factors overall to be favorable to, and to support, its determination. In addition, individual members of the Bats board may have given different weight to different factors. This explanation of the reasoning of the Bats board , and certain information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed under "Cautionary Statement Concerning Forward-Looking Statements."

Opinions of CBOE Holdings' Co-Lead Financial Advisors

  BofA Merrill Lynch Opinion

        CBOE Holdings retained BofA Merrill Lynch to act as a financial advisor to CBOE Holdings in connection with the merger. BofA Merrill Lynch is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. CBOE Holdings selected BofA Merrill Lynch to act as CBOE Holdings' financial advisor in connection with the merger on the basis of BofA Merrill Lynch's experience in transactions similar to the merger, its reputation in the investment community and its familiarity with CBOE Holdings and its business.

        On September 25, 2016, at a meeting of the CBOE Holdings board held to evaluate the merger, BofA Merrill Lynch delivered to the CBOE Holdings board an oral opinion, confirmed by delivery of a written opinion dated September 25, 2016, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in the opinion, the consideration to be paid by CBOE Holdings in the merger was fair, from a financial point of view, to CBOE Holdings.

        The full text of BofA Merrill Lynch's written opinion, dated September 25, 2016, to the CBOE Holdings board, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex B to this joint proxy statement/prospectus and is incorporated by reference herein in its entirety. The following summary of BofA Merrill Lynch's opinion is qualified in its entirety by reference to the full text of the opinion. BofA Merrill Lynch delivered its opinion to the CBOE Holdings board for the benefit and use of the CBOE Holdings board (in its capacity as such) in connection with and for purposes of its evaluation of the consideration to be paid by CBOE Holdings in the merger, from a financial point of view, to CBOE Holdings. BofA Merrill Lynch's opinion did not address any other aspect of the merger, and no opinion or view was expressed as to the relative merits of the merger in comparison to other strategies or transactions that might be available to CBOE Holdings or in which CBOE Holdings might engage or as to the underlying business decision of CBOE Holdings to proceed with or effect the merger. BofA Merrill Lynch also expressed no opinion or recommendation as to how any stockholder should vote or act in connection with the proposed merger or any related matter.

        In connection with its opinion, BofA Merrill Lynch, among other things:

  •
  reviewed certain publicly available business and financial information relating to Bats and CBOE Holdings;

  •
  reviewed certain internal financial and operating information with respect to the business, operations and prospects of Bats furnished to or discussed with BofA Merrill Lynch by Bats' management, including certain financial forecasts relating to Bats prepared by Bats' management, included below under "Certain Unaudited Prospective Financial Information—Bats

    Scenario One Financial Projections" and referred to in this section as the "Bats financial projections;"

  •
  reviewed certain financial forecasts relating to Bats, described below under "Certain Unaudited Prospective Financial Information" and referred to as the "adjusted Bats financial projections" and discussed with CBOE Holdings' management its assessments as to the relative likelihood of achieving the future financial results reflected in the Bats financial projections and the adjusted Bats financial projections;

  •
  reviewed certain internal financial and operating information with respect to the business, operations and prospects of CBOE Holdings furnished to or discussed with BofA Merrill Lynch by CBOE Holdings' management, including certain financial forecasts relating to CBOE Holdings prepared by CBOE Holdings' management, described below under "Certain Unaudited Prospective Financial Information" and referred to as the "CBOE Holdings financial projections;"

  •
  reviewed certain estimates as to the amount and timing of cost savings, referred to as the "potential cost savings," anticipated by CBOE Holdings' management to result from the merger;

  •
  discussed the past and current business, operations, financial condition and prospects of Bats with members of senior managements of Bats and CBOE Holdings, and discussed the past and current business, operations, financial condition and prospects of CBOE Holdings with members of CBOE Holdings' senior management;

  •
  discussed with CBOE Holdings' management its assessments as to the technology of Bats, including the validity of, risks associated with and the integration by CBOE Holdings of, such technology;

  •
  reviewed the potential pro forma financial impact of the merger on the future financial performance of CBOE Holdings, including the potential effect on CBOE Holdings' estimated earnings per share;

  •
  reviewed the trading histories for Bats voting common stock and CBOE Holdings common stock and a comparison of such trading histories with each other and with the trading histories of other companies BofA Merrill Lynch deemed relevant;

  •
  compared certain financial and stock market information of Bats and CBOE Holdings with similar information of other companies BofA Merrill Lynch deemed relevant;

  •
  compared certain financial terms of the merger to financial terms, to the extent publicly available, of other transactions BofA Merrill Lynch deemed relevant;

  •
  reviewed the relative financial contributions of Bats and CBOE Holdings to the future financial performance of the combined company on a pro forma basis;

  •
  reviewed a draft, dated September 25, 2016, of the merger agreement (the "Draft Merger Agreement"); and

  •
  performed such other analyses and studies and considered such other information and factors as BofA Merrill Lynch deemed appropriate.

        In arriving at its opinion, BofA Merrill Lynch assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with BofA Merrill Lynch and relied upon the assurances of the managements of CBOE Holdings and Bats that they were not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Bats financial projections, BofA Merrill Lynch was advised by Bats, and assumed, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of Bats' management as to the future financial performance of Bats. With respect to the adjusted Bats financial projections, the CBOE Holdings financial projections and the potential cost savings, BofA Merrill Lynch assumed, at the direction of CBOE Holdings, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of CBOE Holdings' management as to the future financial performance of Bats and CBOE Holdings and the other matters covered thereby and, based on the assessments of CBOE Holdings' management as to the relative likelihood of achieving the future financial results reflected in the Bats financial projections and the adjusted Bats financial projections, BofA Merrill Lynch relied, at the direction of CBOE Holdings, on the adjusted Bats financial projections for purposes of its opinion. BofA Merrill Lynch also relied, at the direction of CBOE Holdings, on the assessments of CBOE Holdings' management as to CBOE Holdings' ability to achieve the potential cost savings and was advised by CBOE Holdings that CBOE Holdings expects, and BofA Merrill Lynch assumed, that the potential cost savings would be realized in the amounts and at the times projected thereby. BofA Merrill Lynch also relied, at the direction of CBOE Holdings, upon the assessments of CBOE Holdings' management as to the technology of Bats, including the validity of, risks associated with, and the integration by CBOE Holdings of, such technology. BofA Merrill Lynch did not make and was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Bats or CBOE Holdings, nor did BofA Merrill Lynch make any physical inspection of the properties or assets of Bats or CBOE Holdings and BofA Merrill Lynch assumed, with the consent of CBOE Holdings, that there were no material undisclosed liabilities of or relating to Bats for which appropriate reserves, indemnification arrangements or other provisions had not been made. BofA Merrill Lynch did not evaluate the solvency or fair value of Bats or CBOE Holdings under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. BofA Merrill Lynch assumed, at the direction of CBOE Holdings, that the merger would be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the merger, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed that would have an adverse effect on Bats, CBOE Holdings or the contemplated benefits of the merger. BofA Merrill Lynch also assumed, at the direction of CBOE Holdings, that the merger would qualify for federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Code. BofA Merrill Lynch also assumed, at the direction of CBOE Holdings, that the final executed merger agreement would not differ in any material respect from the Draft Merger Agreement reviewed by BofA Merrill Lynch.

        BofA Merrill Lynch expressed no view or opinion as to any terms or other aspects or implications of the merger (other than the consideration to the extent expressly specified in its opinion), including, without limitation, the form or structure of the merger, the form or structure of, or any adjustments to, the consideration, any election, proration or allocation procedures set forth in the merger agreement, or any terms, aspects or implications of any other arrangements, agreements or understandings entered into in connection with the merger or otherwise. BofA Merrill Lynch's opinion was limited to the fairness, from a financial point of view, to CBOE Holdings of the consideration to be paid in the merger and no opinion or view was expressed with respect to any consideration received in connection with the merger by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view was expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any officers, directors or employees of any party to the merger, or class of such persons, relative to the consideration or otherwise. BofA Merrill Lynch also expressed no view or opinion with respect to, and relied, with CBOE Holdings' consent, upon the assessments of CBOE Holdings' representatives regarding, legal, regulatory, accounting, tax and similar matters relating to CBOE Holdings, Bats and the merger (including the contemplated benefits thereof) as to which BofA Merrill Lynch understood that CBOE Holdings obtained such advice as it deemed necessary from qualified professionals. BofA Merrill Lynch further did not express any opinion as to what the value of CBOE Holdings common stock actually would be when issued or the prices at which CBOE Holdings common stock or Bats voting common stock would trade at any time, including following announcement or consummation of the merger.

        BofA Merrill Lynch's opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to BofA Merrill Lynch as of, the date of its opinion. It should be understood that subsequent developments may affect BofA Merrill Lynch's opinion, and BofA Merrill Lynch does not have any obligation to update, revise or reaffirm its opinion. The issuance of BofA Merrill Lynch's opinion was approved by a fairness opinion review committee of BofA Merrill Lynch.

        The discussion set forth below in the sections entitled "Bats Financial Analyses" and "CBOE Holdings Financial Analyses" represents a brief summary of the material financial analyses presented by BofA Merrill Lynch to the CBOE Holdings board in connection with BofA Merrill Lynch's opinion, dated September 25, 2016. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by BofA Merrill Lynch, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by BofA Merrill Lynch. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by BofA Merrill Lynch.

Bats Financial Analyses

        Selected Publicly Traded Companies Analysis.    BofA Merrill Lynch reviewed publicly available financial and stock market information for Bats and the following five selected publicly traded companies, which companies generally were selected because, as is the case with Bats, they are companies that operate securities exchanges:

  •
  CME Group Inc.

  •
  Intercontinental Exchange, Inc.

  •
  Nasdaq, Inc.

  •
  CBOE Holdings, Inc.

  •
  TMX Group Limited

        BofA Merrill Lynch reviewed, among other things, enterprise values ("EVs") of the selected publicly traded companies, calculated as equity values based on closing stock prices on September 23, 2016, plus short-term debt, long-term debt, preferred equity and minority interests less cash and marketable securities, as a multiple of calendar years 2016 and 2017 estimated adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA"). BofA Merrill Lynch also reviewed per share equity values, based on closing stock prices of the selected publicly traded companies as of September 23, 2016 as a multiple of 2016 and 2017 estimated adjusted earnings per share ("EPS"). The overall low to high calendar year 2016 and calendar year 2017 EV / estimated adjusted EBITDA multiples observed for the selected publicly traded companies were 11.0x to 15.8x (with a mean of 13.8x and a median of 14.6x) and 10.4x to 14.3x (with a mean of 12.6x and a median of 13.4x), respectively, and the overall low to high calendar year 2016 and calendar year 2017 price / estimated adjusted EPS multiples observed for the selected publicly traded companies were 14.0x to 29.2x (with a mean of 21.0x and a median of 20.0x) and 12.9x to 26.5x (with a mean of 19.1x and a median of 17.9x), respectively. Based on its professional judgment and experience and after taking into consideration, among other things, the observed data for the selected publicly traded companies and for Bats, BofA Merrill Lynch then applied (i) EV/2017 estimated EBITDA multiples of 11.0x to 13.5x, derived from the selected publicly traded companies to 2017 estimated adjusted EBITDA for Bats, and (ii) price / 2017 estimated EPS multiples of 17.0x to 21.0x, derived from the selected publicly traded companies to 2017 estimated adjusted EPS for Bats. Estimated financial data of the selected publicly traded companies were based on publicly available research analysts' estimates and estimated financial data for Bats were based on the adjusted Bats financial projections. The estimated adjusted EBITDA used for Bats reflect adjustments provided by CBOE Holdings to reflect estimated stock-based compensation expenses and to eliminate the effect of one-time expenses to be consistent with the estimated adjusted EBITDA amounts used for the selected publicly traded companies. The estimated adjusted EPS used for Bats reflect adjustments provided by CBOE Holdings to reflect estimated stock-based compensation expenses and to eliminate the effect of one-time expenses and amortization of acquisition-related intangible assets to be consistent with the estimated adjusted EPS amounts used for the selected publicly traded companies. This analysis indicated the following approximate implied per share equity value reference range for Bats (rounded to the nearest $0.25 per share), as compared to the consideration with an approximate value of $32.50 reflecting (i) cash consideration of $10.00 per share and (ii) stock consideration with an implied value of $22.50 per share based on a 0.3201 exchange ratio and CBOE Holdings September 23, 2016 closing stock price of $70.30 per share.

	Implied Per Share Equity Value Reference Range	Consideration
EV / 2017E Adj. EBITDA	$26.75 - $34.50	$32.50
Price / 2017E Adj. EPS	$28.25 - $34.75

        No company used in this analysis is identical or directly comparable to Bats. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which Bats was compared.

        Selected Precedent Transactions Analysis.    BofA Merrill Lynch reviewed, to the extent publicly available, financial information relating to the following 17 selected transactions involving companies that are securities exchanges:

Announcement Date	Acquirer	Target
March 9, 2016	Nasdaq, Inc.	U.S. Exchange Holdings, Inc.
February 22, 2016	Deutsche Börse AG	London Stock Exchange Group plc
November 16, 2015	Intercontinental Exchange, Inc.	Trayport
January 28, 2015	Bats Global Markets, Inc.	Hotspot FX Holdings, LLC
March 7, 2013	London Stock Exchange Group plc	LCH.Clearnet Group Limited
December 20, 2012	IntercontinentalExchange, Inc.	NYSE Euronext
July 6, 2012	Thomson Reuters Corporation	FX Alliance Inc.
March 17, 2008	CME Group Inc.	NYMEX Holdings, Inc.
December 10, 2007	TSX Group Inc.	Montreal Exchange Inc.
November 7, 2007	The Nasdaq Stock Market, Inc.	Philadelphia Stock Exchange, Inc.
September 26, 2007	The Nasdaq Stock Market, Inc. / Borse Dubai Limited	OMX AB (publ)
July 6, 2007	Chicago Mercantile Exchange Holdings Inc.	CBOT Holdings, Inc.
June 23, 2007	London Stock Exchange	Borsa Italiana SpA
April 30, 2007	Eurex Frankfurt AG	International Securities Exchange Holdings, Inc.
September 14, 2006	IntercontinentalExchange, Inc.	Board of Trade of the City of New York, Inc.
May 22, 2006	NYSE Group, Inc.	Euronext N.V.
March 27, 2006	Australian Stock Exchange Limited	SFE Corporation Limited

        BofA Merrill Lynch reviewed the transaction values ("TVs"), calculated as the EV implied for the target company based on the consideration payable in the selected transaction, as a multiple of the target company's last twelve months ("LTM") EBITDA prior to the announcement of the relevant transaction. BofA Merrill Lynch also reviewed the price per share for each of the target companies based on the consideration payable in the selected transaction, as a multiple, to the extent publicly available, of the target company's LTM EPS prior to the announcement of the relevant transaction. The overall low to high TV / LTM EBITDA multiples observed for the selected transactions were 9.9x to 31.9x (with a mean of 19.1x and a median of 17.1x) and the overall low to high Price / LTM EPS multiples observed for the selected transactions were 11.9x to 70.9x (with a mean of 33.9x and a median of 27.7x). Based on its professional judgment and experience and after taking into consideration, among other things, the observed data for the selected precedent transactions, BofA Merrill Lynch then applied (i) a selected range of TV/LTM EBITDA multiples of 12.0x to 17.0x, derived from the selected transactions to adjusted EBITDA for Bats for the 12 months ended June 30, 2016, and (ii) a selected range of Price/LTM EPS multiples of 21.0x to 27.0x, derived from the selected transactions to adjusted EPS for Bats for the 12 months ended June 30, 2016. The financial data for the selected transactions and Bats were based on publicly available information at the time of announcement of the relevant transaction. The adjusted EBITDA amount used for Bats reflected adjustments provided by CBOE Holdings to reflect estimated stock-based compensation expenses and to eliminate the effect of one-time expenses. The estimated adjusted EPS used for Bats reflect adjustments provided by CBOE Holdings to reflect estimated stock-based compensation expenses and to eliminate the effect of one-time expenses and amortization of acquisition-related intangible assets.

This analysis indicated the following approximate implied per share equity value reference range for Bats (rounded to the nearest $0.25 per share), as compared to the consideration:

	Implied Per Share Equity Value Reference Range	Consideration
EV/LTM Adj. EBITDA	$27.25 - $41.50
Price / LTM Adj. EPS	$28.00 - $36.25	$32.50

        No company, business or transaction used in this analysis is identical to Bats or the merger. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transactions to which Bats and the merger were compared.

        Discounted Cash Flow Analysis.    BofA Merrill Lynch performed a discounted cash flow analysis of Bats on a stand-alone basis to calculate the estimated present value of the unlevered, after-tax free cash flows that Bats was forecasted to generate during third and fourth quarters of 2016 and during 2017 through 2019, based on the adjusted Bats financial projections. BofA Merrill Lynch calculated terminal values for Bats on a stand-alone basis as of the end of 2019 by applying perpetuity growth rates ranging from 2.25% to 2.50% to Bats' normalized estimated stand-alone unlevered, after-tax free cash flows based on Bats' 2019 estimated stand-alone unlevered, after-tax free cash flows reflected in the adjusted Bats financial projections. The cash flows and terminal values were then discounted to present value as of June 30, 2016, assuming mid-year convention and using weighted cost of capital discount rates ranging from 6.75% to 8.25%, which were based on an estimate of Bats' weighted average cost of capital. This analysis indicated the following approximate implied per share equity value reference range for Bats (rounded to the nearest $0.25 per share), as compared to the consideration:

Implied Per Share Equity Value Reference Range	Consideration
$26.75 - $40.50	$32.50

        BofA Merrill Lynch also performed a discounted cash flow analysis to calculate the present value of the after-tax potential cost savings (less the costs to achieve such savings) that were forecasted by CBOE Holdings management to be generated during fiscal years 2017 through 2021. BofA Merrill Lynch calculated terminal values for the potential cost savings by applying perpetuity growth rates of 0.0% to 2.50% to the forecasted 2021 after-tax potential cost savings. The after-tax potential cost savings (less the costs to achieve such savings) and terminal values were then discounted to present value as of June 30, 2016, assuming mid-year convention and using weighted cost of capital discount rates ranging from 6.75% to 8.25%, which were based on an estimate of Bats' weighted average cost of capital, and provided a range of cost savings for Bats (rounded to the nearest $0.25 per share) ranging from $5.00 to $9.75 per Bats share.

CBOE Holdings Financial Analyses

        Selected Publicly Traded Companies Analysis.    BofA Merrill Lynch reviewed publicly available and stock market information for CBOE Holdings and the following five selected publicly traded companies, which companies generally were selected because, as is the case with CBOE Holdings, they are companies that operate securities exchanges:

  •
  CME Group Inc.

  •
  Intercontinental Exchange, Inc.

  •
  Nasdaq, Inc.

  •
  Bats Global Markets, Inc.

  •
  TMX Group Limited

        BofA Merrill Lynch reviewed, among other things, EVs of the selected publicly traded companies, calculated as equity values based on closing stock prices as of September 23, 2016 (other than Bats, which was as of September 22, 2016, the last completed trading day prior to media publications regarding the potential transaction) plus short-term debt, long-term debt, preferred equity and minority interests less cash and marketable securities, as a multiple of 2016 and 2017 estimated adjusted EBITDA. BofA Merrill Lynch also reviewed, among other things, the per share equity values, based on closing stock prices of the selected publicly traded companies as of September 23, 2016 (other than Bats, which was as of September 22, 2016) as a multiple of 2016 and 2017 estimated adjusted EPS.

        BofA Merrill Lynch then compared the 2016 and 2017 estimated EPS multiples and estimated EBITDA multiples derived for the selected companies to corresponding data for CBOE Holdings based on the closing price of CBOE Holdings common stock on September 23, 2016. Estimated financial data of the selected publicly traded companies were based on publicly available research analysts' estimates, and estimated financial data for CBOE Holdings were based on publicly available research analysts' estimates and the CBOE Holdings financial projections. This analysis indicated the following implied median multiples for the selected companies, as compared to corresponding multiples implied for CBOE Holdings, based on the closing price of CBOE Holdings common stock on September 23, 2016:

Implied Multiples for CBOE Holdings Based on Closing Stock Price on September 23, 2016
Implied Multiples for Selected Companies
Publicly Available Research Analysts' Estimates
CBOE Holdings Financial Projections
Enterprise Value as a Multiple of Estimated Adjusted EBITDA:	High	Low	Mean	Median
Calendar Year 2016	14.6x	11.0x	12.9x	12.9x	15.9x	15.8x
Calendar Year 2017	13.6x	10.4x	11.9x	11.5x	14.6x	14.3x

Price as a Multiple of Estimated Adjusted EPS:
Calendar Year 2016	23.1x	14.0x	19.1x	19.7x	28.9x	29.2x
Calendar Year 2017	21.6x	12.9x	17.3x	17.7x	26.1x	26.5

        No company used in this analysis is identical or directly comparable to CBOE Holdings. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which CBOE Holdings was compared.

        Discounted Cash Flow Analysis.    BofA Merrill Lynch performed a discounted cash flow analysis of CBOE Holdings on a stand-alone basis to calculate the estimated present value of the unlevered, after-tax free cash flows that CBOE Holdings was forecasted to generate during the third and fourth quarters of 2016 and during 2017 through 2019, based on the CBOE Holdings financial projections. BofA Merrill Lynch calculated terminal values for CBOE Holdings on a stand-alone basis as of the end of 2019 by applying perpetuity growth rates ranging from 2.50% to 3.00% to CBOE Holdings' normalized estimated standalone unlevered, after-tax free cash flows based on CBOE Holdings' 2019 estimated stand-alone unlevered, after-tax free cash flows reflected in the CBOE Holdings financial projections. The cash flows and terminal values were then discounted to present value as of June 30, 2016, assuming mid-year convention and using weighted cost of capital discount rates ranging from 6.50% to 8.00%, which were based on an estimate of CBOE Holdings' weighted average cost of capital. This analysis indicated the following approximate implied per share equity value reference range for

CBOE Holdings (rounded to the nearest $0.25 per share), as compared to the closing price of CBOE Holdings common stock on September 23, 2016:

Implied Per Share Equity Value Reference Range for CBOE Holdings	Closing Trading Price of CBOE Holdings Common Stock on September 23, 2016
$54.50 - $84.00	$70.30

        Pro Forma Accretion/Dilution Analysis.    BofA Merrill Lynch reviewed the potential pro forma financial effect of the merger on CBOE Holdings' fiscal year 2017 through 2019 estimated adjusted EPS, taking into account the potential cost savings. Estimated financial data of Bats was based on the adjusted Bats financial projections, and estimated financial data of CBOE Holdings was based on the CBOE Holdings financial projections. Based on the consideration, this analysis indicated that the merger could be accretive to CBOE Holdings' estimated adjusted EPS for fiscal years 2017 through 2019, with adjusted EPS accretion of 24.6%, 30.6%, and 32.5% for the full fiscal years 2017, 2018 and 2019, respectively. The actual results achieved by the combined company may vary from projected results, and the variations may be material.

        Analysis of Intrinsic Value Accretion to CBOE Holdings Stockholders.    Using the range of implied equity values calculated by BofA Merrill Lynch for CBOE Holdings on a standalone basis based on the discounted cash flow analysis described above under "CBOE Holdings Financial Analyses—Discounted Cash Flow Analysis" and for Bats on a standalone basis and for the potential cost savings (less the costs to achieve such savings) forecast to result from the proposed merger based on the discounted cash flow analysis described above under "Bats Financial Analyses—Discounted Cash Flow Analysis" and taking into account the increased net debt expected to result from the proposed merger and the additional shares of common stock of CBOE Holdings to be issued in the merger, BofA Merrill Lynch calculated the illustrative intrinsic value accretion to CBOE Holdings stockholders as a result of the proposed merger. This analysis indicated illustrative accretion to CBOE Holdings' estimated per share equity value ranging from 4.9% to 12.3% (with the implied value of the potential cost savings determined applying a perpetuity growth rate of 0.0% to 2.50%), or between 4.9% and 8.8% (with the value of the potential cost savings determined applying a perpetuity growth rate of 0.0%). The actual results achieved by the combined company may vary from projected results, and the variations may be material.

Other Factors

        BofA Merrill Lynch also noted certain additional factors that were not considered part of BofA Merrill Lynch's material financial analyses with respect to its opinion but were referenced for informational purposes, including, among other things, the following:

  •
  historical trading prices of Bats common stock during the 52-week period ended September 22, 2016, noting that the low and high closing prices per share during such period were $22.85 and $28.04, respectively;

  •
  analyst share price targets for Bats common stock in recently published, publicly available research analysts' reports, noting that the mean price target was $26.95;

  •
  historical trading performance of CBOE Holdings common stock and Bats voting common stock relative to each other and to the Standard & Poor's 500 index and the NASDAQ Composite index from September 23, 2011 to September 23, 2016, the last trading day prior to the execution of the merger agreement (except that Bats' historical trading performance was measured from April 14, 2016, the date of its initial public offering, through September 22, 2016 the last completed trading day prior to media publications regarding the potential transaction), which indicated that, during such period, the stock price of CBOE Holdings' common stock increased by approximately 164.3%, the stock price of Bats increased by approximately 39.6%, the Standard & Poor's 500 index increased by approximately 90.5%, and the NASDAQ Composite index increased by approximately 113.7%; and

  •
  premiums offered for selected mixed cash and stock consideration transactions in the United States announced since January 1, 2015 with transaction values over $1.0 billion. For each of these transactions, BofA Merrill Lynch calculated the premium represented by the offer price over the target company's unaffected share price, meaning the closing share price one trading day prior to the earliest of (i) the announcement of the transaction, (ii) the target company's announcement of a potential transaction or that it is exploring strategic alternatives, (iii) the first reported rumor regarding the transaction, and (iv) any other public indication that a sale transaction would likely take place (which earliest date we refer to as the "unaffected date"). BofA Merrill Lynch then applied the premium range of 12.1% to 49.2% derived from the median of lower quartile premiums and median of top quartile premiums to the unaffected share prices for the transactions above to Bats' closing price per share on September 22, 2016, which indicated an implied per share equity value reference range for Bats (rounded to the nearest $0.25) of $29.75 to $39.50.

Miscellaneous

        As noted above, the discussion set forth above in the sections entitled "Bats Financial Analyses" and "CBOE Holdings Financial Analyses" is a summary of the financial analyses presented by BofA Merrill Lynch to the CBOE Holdings board in connection with its opinion and is not a comprehensive description of all analyses undertaken or factors considered by BofA Merrill Lynch in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. BofA Merrill Lynch believes that the analyses summarized above must be considered as a whole. BofA Merrill Lynch further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying BofA Merrill Lynch's analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

        In performing its analyses, BofA Merrill Lynch considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of CBOE Holdings and Bats. The estimates of the future performance of CBOE Holdings and Bats in or underlying BofA Merrill Lynch's analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by BofA Merrill Lynch's analyses. These analyses were prepared solely as part of BofA Merrill Lynch's analysis of the fairness, from a financial point of view, to CBOE Holdings of the consideration to be paid by CBOE Holdings in the merger and were provided to the CBOE Holdings board in connection with the delivery of BofA Merrill Lynch's opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or acquired or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be BofA Merrill Lynch's view of the actual values of CBOE Holdings or Bats.

        The type and amount of consideration payable in the merger was determined through negotiations between CBOE Holdings and Bats, rather than by any financial advisor, and was approved by the CBOE Holdings board. The decision to enter into the merger agreement was solely that of the CBOE

Holdings board. As described above, BofA Merrill Lynch's opinion and analyses were only one of many factors considered by the CBOE Holdings board in its evaluation of the merger and should not be viewed as determinative of the views of the CBOE Holdings board, management or any other party with respect to the merger or the consideration payable in the merger.

        In connection with BofA Merrill Lynch's services as CBOE Holdings' financial advisor, CBOE Holdings has agreed to pay BofA Merrill Lynch an aggregate fee of up to $12 million, of which $2 million was payable upon delivery of its opinion, $6 million is contingent upon consummation of the merger, and up to $4 million may be payable at the discretion of CBOE Holdings. BofA Merrill Lynch and certain of its affiliates are participating in the financing for the merger, including acting as arranger, bookrunner and administrative agent for, and as a lender under, a senior credit facility for the merger, for which services BofA Merrill Lynch and such affiliates expect to receive an aggregate fee currently estimated to be approximately $7 million. In addition, CBOE Holdings also has agreed to reimburse BofA Merrill Lynch for its expenses, including fees and expenses of BofA Merrill Lynch's legal counsel, incurred in connection with BofA Merrill Lynch's engagement and to indemnify BofA Merrill Lynch and related persons against liabilities, including liabilities under the federal securities laws, arising out of BofA Merrill Lynch's engagement.

        BofA Merrill Lynch and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of their businesses, BofA Merrill Lynch and its affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in the equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of CBOE Holdings, Bats and certain of their respective affiliates.

        BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to CBOE Holdings and certain of its affiliates, and have received or in the future may receive compensation for the rendering of these services, including (i) having provided or providing certain derivatives and other trading services to CBOE Holdings and/or certain of its affiliates, (ii) having acted or acting as an agent for a share repurchase program of CBOE Holdings and (iii) having provided or providing certain treasury management products and services to CBOE Holdings and/or certain of its affiliates. In addition, BofA Merrill Lynch and/or certain of its affiliates have maintained, currently are maintaining, and in the future may maintain, significant commercial (including vendor and/or customer) relationships with CBOE Holdings and/or certain of its affiliates. A managing director of BofA Merrill Lynch who is assisting the deal team acting as financial advisor to CBOE Holdings in connection with the merger also is a member of CBOE Holdings' advisory committee and a former member of the CBOE Holdings board. From September 1, 2014 through August 31, 2016, BofA Merrill Lynch and its affiliates derived aggregate revenues from CBOE Holdings and its affiliates of approximately $1 million for investment and corporate banking services.

        In addition, BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Bats and certain of its affiliates, and have received or in the future may receive compensation for the rendering of these services, including (i) having acted as financial advisor to Direct Edge, a current affiliate of Bats, in connection with Bats' acquisition of Direct Edge, (ii) having acted or acting as a bookrunner and underwriter for an equity offering of Bats, (iii) having acted or acting as an administrative agent, bookrunner and arranger for, and/or as a lender under, certain credit facilities and other credit arrangements of Bats and/or certain of its affiliates and (iv) having provided or providing certain derivatives, foreign exchange and other trading services to Bats and/or certain of its affiliates. In addition, BofA Merrill Lynch and/or certain of its affiliates have maintained, currently are maintaining, and in the future may maintain, significant commercial (including vendor and/or customer) relationships with Bats and/or certain of its affiliates. A managing director of BofA Merrill Lynch who is assisting the deal team acting as financial advisor to CBOE Holdings in connection with the merger also is a member of an advisory board of Bats, and another employee of BofA Merrill Lynch is a board observer with respect to an affiliate of Bats. From September 1, 2014 through August 31, 2016, BofA Merrill Lynch and its affiliates derived aggregate revenues from Bats and its affiliates of approximately $8 million for investment and corporate banking services.

  Broadhaven Opinion

        Broadhaven was retained by CBOE Holdings to act as its financial advisor and provide an opinion in connection with the proposed transaction. The CBOE Holdings board selected Broadhaven to act as one of CBOE Holdings' financial advisors based on Broadhaven's qualifications, experience and reputation and its knowledge of the business and affairs of CBOE Holdings. On September 25, 2016, Broadhaven rendered its oral opinion, which was subsequently confirmed in writing by delivery of the opinion, to the CBOE Holdings board to the effect that, as of that date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Broadhaven as set forth in its opinion, the consideration to be paid and issued by CBOE Holdings pursuant to the merger agreement, taken in the aggregate, was fair to CBOE Holdings from a financial point of view.

        The full text of Broadhaven's opinion to the CBOE Holdings board dated September 25, 2016, is attached as Annex C to this joint proxy statement/prospectus and is incorporated into this joint proxy statement/prospectus by reference in its entirety. Holders of shares of CBOE Holdings common stock should read the opinion in its entirety for a discussion of the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Broadhaven in rendering the opinion. This summary is qualified in its entirety by reference to the full text of such opinion. Broadhaven's opinion was directed to the CBOE Holdings board and addressed only the fairness from a financial point of view to CBOE Holdings of the aggregate amount of the consideration to be paid and issued by CBOE Holdings pursuant to the merger agreement as of the date of the opinion and did not address any other aspect of the transaction. In addition, the opinion did not in any manner address (i) the prices at which shares of CBOE Holdings common stock would trade after the announcement or consummation of the transaction or at any other time, (ii) the underlying business decision by CBOE Holdings to proceed with or effect the transaction or the likelihood of consummation of the transaction, (iii) the relative merits of the transaction as compared to any other transaction or business strategy in which CBOE Holdings might engage or (iv) the fairness (financial or otherwise) of the amount, nature or any other aspect of the compensation to any of the officers, directors or employees of any party to the transaction, or any class of such persons, relative to the merger consideration. The opinion is addressed to the CBOE Holdings board only and does not constitute a recommendation as to how any CBOE Holdings or Bats stockholder should vote with respect to the transaction or any other matter.

        In arriving at its opinion, Broadhaven, among other things:

  •
  reviewed certain business and audited and unaudited financial information, and other operating data, regarding CBOE Holdings and Bats;

  •
  reviewed the Bats financial projections and discussed with the management of Bats its assessment as to the relative likelihood of achieving the Bats financial projections;

  •
  reviewed the Bats financial projections as adjusted by the management of CBOE Holdings based on its judgment, referred to as the "adjusted Bats financial projections," and discussed with the management of CBOE Holdings its assessment as to the relative likelihood of achieving the adjusted Bats financial projections;

  •
  reviewed the CBOE Holdings financial projections and discussed with the management of CBOE Holdings its assessment as to the relative likelihood of achieving the CBOE Holdings financial projections;

  •
  reviewed certain estimates of the cost savings, referred to in this section of the joint proxy statement/prospectus as the "cost synergies," expected to be realized after Bats is acquired and is integrated with certain operations of CBOE Holdings and discussed with the management of CBOE Holdings and Bats their respective assessments as to the relative likelihood of achieving the cost synergies. Broadhaven also reviewed a copy of the report prepared by Oliver Wyman with respect to the cost synergies;

  •
  discussed the past and current business, operations, financial condition and prospects of Bats with members of senior management of Bats, and discussed the past and current business, operations, financial condition and prospects of CBOE Holdings, including after giving effect to the transaction and the strategic benefits anticipated by the management of CBOE Holdings to result from the transaction, with members of senior management of CBOE Holdings;

  •
  reviewed the recent stock price performance of CBOE Holdings common stock and Bats voting common stock and a comparison of such stock price performance with each other and with the stock price performance of certain other comparable companies, the securities of which are publicly traded;

  •
  reviewed the anticipated pro forma impact of the transaction on CBOE Holdings' earnings per share, capitalization and financial ratios;

  •
  reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

  •
  compared the financial performance of CBOE Holdings and Bats and the prices and trading activity of CBOE Holdings common stock and Bats voting common stock with that of certain other publicly traded companies comparable with CBOE Holdings and Bats, respectively, and their securities;

  •
  reviewed a draft of the merger agreement dated September 25, 2016 and certain related documents; and

  •
  performed such other analyses and considered such other factors as Broadhaven deemed appropriate.

        In reaching its opinion, Broadhaven assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Broadhaven by CBOE Holdings and Bats, and formed a substantial basis for its opinion. Broadhaven further relied upon assurances of the management of CBOE Holdings and management of Bats that they were not aware of any facts or circumstances that would make such information inaccurate or misleading and that there had not occurred any material change in the assets, financial condition, results of operations, business or prospects of CBOE Holdings or Bats since the respective dates of the most recent financial statements and other information, financial or otherwise, relating to CBOE Holdings or Bats, respectively, made available to Broadhaven.

        Broadhaven assumed, in all cases at the direction of the CBOE Holdings board and with its consent, that:

  •
  the final executed merger agreement would not differ in any respect material to its analysis or its opinion from the draft merger agreement it reviewed;

  •
  the Bats financial projections were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Bats of the future financial performance of Bats on a standalone basis, and the adjusted Bats financial projections were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of CBOE Holdings of the future financial performance of Bats on a standalone basis;

  •
  the CBOE Holdings financial projections and the cost synergies have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of CBOE Holdings of the future financial performance of CBOE Holdings, on a standalone basis and following the acquisition of Bats, respectively;

  •
  the transaction would be consummated in accordance with the terms set forth in the merger agreement without any waiver, amendment or delay of any terms or conditions in any manner that would be material to its opinion;

  •
  the revenues and earnings projected in the CBOE Holdings financial projections (and, following the acquisition by CBOE Holdings, the revenues and earnings projected in the adjusted Bats financial projections) and the cost synergies will be realized in the amounts and at the times projected in all respects material to Broadhaven's analysis;

  •
  the transaction will not result in the assumption or other acquisition of any tax, regulatory or other liabilities (including liabilities of Bats and its subsidiaries) beyond those provided for in the merger agreement, the realization of which liabilities provided for in the merger agreement the CBOE Holdings board has advised Broadhaven to assume would not have a material impact on the value of Bats, and the rate of taxation applied to certain earnings of Bats included in the Bats financial projections will be experienced as projected following consummation of the transaction;

  •
  in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the transaction, no delays, limitations, conditions (including any required divestitures) or restrictions would be imposed that would have a material adverse effect on the contemplated benefits (including the cost synergies) expected to be derived in the transaction;

  •
  the terms of the financing for the transaction would not differ in any respect material to Broadhaven's analysis from the projected terms of such financing provided to Broadhaven;

  •
  the representations and warranties contained in the merger agreement were accurate and complete in all respects material to Broadhaven's analysis; and

  •
  the transaction would qualify for federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Code.

        Broadhaven is not a legal, tax or regulatory advisor. Broadhaven is a financial advisor only and relied upon, without independent verification, the assessments of CBOE Holdings and its legal, tax and regulatory advisors with respect to legal, tax and regulatory matters.

        Broadhaven did not make any independent valuation or appraisal of CBOE Holdings or Bats or their respective assets or liabilities, nor did it rely upon any such valuations or appraisals furnished to it. In arriving at its opinion, Broadhaven did not conduct a physical inspection of CBOE Holdings, Bats or their respective assets. Broadhaven based its opinion on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion (which included the assumption with the CBOE Holdings board's consent that the last day of the applicable period contemplated by the definition of Closing Volume-Weighted Average Price in the merger agreement was the second full trading day prior to the date of its opinion). Events occurring after the date of Broadhaven's opinion may affect its opinion and the assumptions used in preparing it, and Broadhaven did not assume any obligation to update, revise or reaffirm its opinion. Without limiting the generality of the foregoing, Broadhaven's opinion does not in any manner address the prices at which the CBOE Holdings common stock will trade after the announcement or consummation of the transaction or at any other time.

        Broadhaven's opinion did not constitute a recommendation as to how any CBOE Holdings or Bats stockholder should vote with respect to the transaction or any other matter. Broadhaven was not requested to opine as to, and its opinion did not in any manner address, the underlying business decision by CBOE Holdings to proceed with or effect the transaction or the likelihood of consummation of the transaction. Broadhaven's opinion did not address the relative merits of the transaction as compared to any other transaction or business strategy in which CBOE Holdings might engage. Broadhaven's opinion did not address the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the transaction, or any such class of persons, relative to the merger consideration.

        The following is a summary of the material financial analyses performed by Broadhaven in connection with the preparation of its opinion to the CBOE Holdings board. The financial analyses summarized below include information presented in tabular format. In order to understand fully the financial analyses used by Broadhaven, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described below must be considered as a whole. Assessing any portion of such analyses and of the factors reviewed, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Broadhaven's opinion.

        Historical Stock Price and Trading Analysis.    Broadhaven reviewed the historical trading ranges of CBOE Holdings common stock since January 1, 2015 and Bats common stock since Bats' initial public offering on April 15, 2016. Broadhaven noted that, as of September 22, 2016 (the last completed trading day prior to media publications regarding the potential transaction), the closing prices of CBOE Holdings common stock and Bats common stock were $69.41 and $26.53 per share, respectively.

	CBOE Holdings Stock Price	Bats Stock Price
5 Day Average:	$69.42	$26.18
30 Day Average:	$68.54	$24.83
60 Day Average:	$68.26	$25.24
90 Day Average:	$66.73	$25.69
52 Week High:	$72.53	$29.01
52 Week Low:	$58.43	$22.40

        Analyst Estimates and Stock Price Targets.    Broadhaven also reviewed the stock price targets for CBOE Holdings common stock and Bats common stock prepared and published by certain equity research analysts whose reports were available to it as of September 23, 2016. These targets reflected each analyst's estimate of the future public market trading price of CBOE Holdings common stock and Bats common stock. While the public market trading price targets published by securities research analysts do not necessarily reflect current market trading prices for CBOE Holdings common stock and Bats common stock, and these estimates are subject to uncertainties (including the future financial performance of CBOE Holdings and Bats and future financial market conditions), the results of this analysis can be summarized as follows:

Company	Median	Mean	High	Low	Analysts' Consensus
CBOE Holdings	65.50	65.60	78.00	52.00	65.00
Bats	26.53	26.86	30.50	23.00	26.70

        Implied Transaction Multiples and Premiums.    Based on the adjusted Bats financial projections and a per share purchase price of $32.50 for Bats common stock, Broadhaven calculated the following purchase price premiums and implied transaction multiples:

CBOE Holdings Purchase Price
Premium to 9/23/16 Price of $31.80	2.2%
Premium to Unaffected Price (9/22/16)(1)	22.5%
Premium to 5-Day Average (%)(2)	24.2%
Premium to 30-Day Average (%)(2)	30.9%
Premium to 52-Week High (%)(2)	12.0%
Premium to Initial Public Offering Price (%)(2)	71.1%
Enterprise Value / Adjusted EBITDA:(3)
LTM 6/30/16	13.6x
2016E	13.7x
2017E	12.6x
2018E	11.5x
Price / Adjusted EPS:(4)
LTM 6/30/16	24.3x
2016E	24.1x
2017E	19.6x
2018E	17.4x

(1)
Last completed trading day prior to media publications regarding the potential transaction.

(2)
Based on 5-day average price of $26.18, 30-day average price of $24.83, 52-week high of $29.01 and Bats initial public offering price of $19.00. Averages calculated through September 22, 2016.

(3)
EBITDA adjusted for the Bats initial public offering, acquisition and other one-time costs.

(4)
EPS adjusted for the initial public offering in April 2016 (the "IPO"), acquisition, other one-time costs and amortization.

        Comparable Public Companies Analysis.    Broadhaven further reviewed and compared, using publicly available information, certain historic and projected future financial information for CBOE Holdings and Bats corresponding to certain historic and projected future financial information, ratios and market multiples of each of CBOE Holdings and Bats and certain other publicly traded corporations. For purposes of this analysis and comparison, Broadhaven, based on its professional judgment and experience, identified publicly traded companies that it viewed as reasonably comparable or relevant in certain respects for purposes of this analysis, within each of the following two categories: (a) companies that operate major cash focused equities exchanges and (b) companies that operate other global exchanges:

Type of Company/Exchange	Company Names
Major Cash Focused Equities Exchanges	• Deutsche Börse • London Stock Exchange Group • Nasdaq • Euronext • TMX Group
Other Global Exchanges

•

CME Group

•

Intercontinental Exchange

•

Hong Kong Exchanges & Clearing

•

BM&F Bovespa

•

Japan Exchange Group

•

ASX

•

Singapore Exchange

•

Dubai Financial Market

•

Bolsas & Mercados Espanoles

•

Bursa Malaysia

        No company utilized in the comparable company analysis is directly comparable to CBOE Holdings or Bats. In evaluating the selected companies, Broadhaven made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of CBOE Holdings and Bats, such as the impact of competition on the businesses of CBOE Holdings and Bats and on the industry generally, industry growth and the absence of any material adverse change in the financial condition and prospects of CBOE Holdings, Bats or the industry or in the financial markets in general, which could affect the public trading value of the companies selected for comparison. Additionally, mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using selected company data.

        When conducting its comparable company trading analysis for these purposes, Broadhaven analyzed the data for the above companies based on publicly reported information as compared to historic and projected data for CBOE Holdings and Bats.

        Specifically, based on publicly available information, Broadhaven reviewed for comparative purposes the ratio of the aggregate value, defined as market capitalization plus total debt, preferred stock and minority interest less cash and financial investments, to June 30, 2016 trailing 12-months

EBITDA, calendar year 2016 estimated EBITDA and calendar year 2017 estimated EBITDA as set forth in the chart below:

	Aggregate Value / EBITDA
	Q2-16 LTM (x)	CY 2016E (x)	CY 2017E (x)
Major Cash Focused Equities Exchanges
Mean	12.2	11.9	10.8
Median	11.6	11.0	10.4
Other Global Exchanges
Mean	16.6	16.9	15.2
Median	14.5	14.9	13.7
All Global Exchanges Mean	15.1	15.2	13.7
All Global Exchanges Median	14.4	14.4	13.2

        Broadhaven noted that the per share purchase price of $32.50 for Bats common stock implied a ratio of enterprise value to adjusted EBITDA multiple for the June 30, 2016 trailing 12 months of 13.6x, a ratio of enterprise value to adjusted EBITDA multiple for calendar year 2016 of 13.7x and a ratio of enterprise value to adjusted EBITDA multiple for calendar year 2017 of 12.6x.

        Based on publicly available information, the overall mean and median ratio of price to earnings multiples observed for the selected companies for the June 30, 2016 trailing 12 months, calendar year 2016 estimates and calendar year 2017 estimates were as set forth below:

	Price / Earnings
	Q2-16 LTM (x)	CY 2016E (x)	CY 2017E (x)
Major Cash Focused Equities Exchanges
Mean	18.3	17.8	15.8
Median	16.7	16.6	15.0
Other Global Exchanges
Mean	25.3	24.3	22.1
Median	22.5	22.1	21.0
All Global Exchanges Mean	22.9	22.1	20.0
All Global Exchanges Median	20.4	20.8	20.4

        Broadhaven noted that the per share purchase price of $32.50 for Bats common stock implied a ratio of price to earnings multiple for the June 30, 2016 trailing 12 months of 24.3x, a ratio of price to earnings multiple for calendar year 2016 of 24.1x and a ratio of price to earnings multiple for calendar year 2017 of 19.6x.

        Selected Precedent Transactions Analysis.    Broadhaven also reviewed the purchase prices paid in the following 16 publicly announced selected exchange transactions based on publicly available information:

Transaction Announcement Date	Acquirer	Target
03/09/16	Nasdaq	International Securities Exchange
2/23/16	Deutsche Börse	London Stock Exchange Group
12/20/12	Intercontinental Exchange	NYSE Euronext
11/22/11	Tokyo Stock Exchange Group	Osaka Securities Exchange
10/30/11	Maple Group Acquisition Corp.	TMX Group
02/18/11	BATS Global Markets	Chi-X Europe
03/17/08	Chicago Mercantile Exchange	NYMEX
12/10/07	TSX Group	Montréal Exchange
11/07/07	Nasdaq Stock Market	Philadelphia Stock Exchange
09/26/07	Nasdaq Stock Market	OMX AB
07/06/07	Chicago Mercantile Exchange	CBOT Holdings
06/23/07	London Stock Exchange	Borsa Italiana
04/30/07	Deutsche Börse	International Securities Exchange
09/14/06	Intercontinental Exchange	The New York Board of Trade
05/22/06	NYSE Group	Euronext
03/27/06	Australian Stock Exchange	SFE Corporation

        No company or transaction utilized in the precedent transaction analysis is identical to CBOE Holdings or Bats or directly comparable to the proposed transaction involving CBOE Holdings and Bats. In evaluating the selected precedent transactions, Broadhaven made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of CBOE Holdings and Bats, such as the impact of competition on the business of CBOE Holdings and/or Bats or the industry generally, industry growth and the absence of any material adverse change in the financial condition and prospects of CBOE Holdings and/or Bats or the industry or in the financial markets in general, which could affect the public trading value of the companies and the value of the transactions selected for comparison. Additionally, mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using selected transaction data.

        Broadhaven reviewed for comparative purposes the ratio of the aggregate value, defined as market capitalization plus total debt, preferred stock and minority interest less cash and financial investments, to EBITDA for the trailing 12 months and for the next 12 months as set forth in the chart below:

	Aggregate Value / EBITDA
	LTM (x)	NTM (x)
Selected Exchange Transactions:
Mean	19.5	16.2
Median	20.5	15.9
High	31.8	27.4
Low	9.1	7.5

        Broadhaven noted that the per share purchase price of $32.50 for Bats common stock implied a trailing 12-month EBITDA multiple of 13.6x and a next 12-month EBITDA multiple of 12.9x.

        Broadhaven reviewed for comparative purposes the ratio of price to earnings of these same companies for the trailing twelve months and for the next 12 months as set forth in the chart below:

	Price / Earnings
	LTM (x)	NTM (x)
Selected Exchange Transactions:
Mean	34.4	26.2
Median	28.4	25.6
High	70.8	40.4
Low	16.9	13.0

        Broadhaven noted that the per share purchase price of $32.50 for Bats common stock implied a trailing 12-month earnings multiple of 24.3x and a next 12-month earnings multiple of 20.7x.

        Premiums Paid in Selected Precedent Transactions.    Broadhaven further reviewed the premiums paid (or proposed to be paid) to the target companies' unaffected stock prices for selected precedent transactions listed below. For purposes of this section, Broadhaven reviewed the selected precedent transactions listed below and, based on publicly available information, observed the following 1-day premiums paid in such transactions, 5-day average premiums and 30-day average premiums as follows:

Announcement Date	Acquirer	Target
2/23/16	Deutsche Börse	London Stock Exchange Group
12/20/12	Intercontinental Exchange	NYSE Euronext
11/22/11	Tokyo Stock Exchange Group	Osaka Securities Exchange
10/30/11	Maple Group Acquisition Corp.	TMX Group
03/17/08	Chicago Mercantile Exchange	NYMEX
12/10/07	TSX Group	Montréal Exchange
09/26/07	Nasdaq Stock Market	OMX AB
07/06/07	Chicago Mercantile Exchange	CBOT Holdings
04/30/07	Deutsche Börse	International Securities Exchange
05/22/06	NYSE Group	Euronext
03/27/06	Australian Stock Exchange	SFE Corporation

	Premium to Market (Days Before Announcement)
	1-Day	5-Day Avg.	30-Day Avg.
Mean	29%	31%	33%
Median	19%	20%	31%

        Broadhaven calculated that the purchase price of $32.50 for each share of Bats common stock represented a premium of 23% to Bats' closing stock price on September 22, 2016 (the last completed trading day prior to media publications regarding the potential transaction), a 24% premium to Bats' 5-day average price, a 31% premium to Bats' 30-day average price and a 33% premium to the volume weighted average price of Bats common stock since its initial public offering through September 22, 2016, the last completed trading day prior to media publications regarding the potential transaction.

        Discounted Cash Flow Analysis.    Broadhaven performed a discounted cash flow analysis of each of CBOE Holdings and Bats, which is designed to illustrate an implied value of a company by calculating the present value of the estimated future cash flows and terminal value of the company using a relevant discount rate. Broadhaven calculated a range of implied equity values per share for CBOE Holdings common stock and Bats common stock based on estimates of future cash flows for a portion of calendar year 2016 through 2019. For purposes of these analyses, Broadhaven defined free cash flow as tax-affected earnings before interest and taxes plus depreciation and amortization less change in net working capital and capital expenditures.

        Bats Discounted Cash Flow Analysis.    In performing a discounted cash flow analysis of Bats, Broadhaven first calculated Bats' estimated unlevered free cash flows, based on tax-affected earnings before interest and taxes plus depreciation and amortization less change in net working capital and capital expenditures, and then calculated a terminal value for Bats by applying to Bats' terminal year estimated EBITDA a selected range of EBITDA terminal value multiples of 11.0x to 14.0x. These values were then discounted to present value as of September 30, 2016 utilizing a range of discount rates of 8.0% to 11.0%. Broadhaven determined these discount rates in the exercise of its professional judgment. This analysis utilized adjusted Bats financial projections and indicated approximate implied equity value per share reference ranges for Bats common stock as follows:

  •
  without including the cost synergies, from

  •
  $26.83 to $37.98

  •
  including the cost synergies, from:

  •
  $31.48 to 44.50.

        CBOE Holdings Discounted Cash Flow Analysis.    In performing a discounted cash flow analysis of CBOE Holdings, Broadhaven first calculated CBOE Holdings' estimated unlevered free cash flows, based on tax-affected earnings before interest and taxes plus depreciation and amortization less change in net working capital and capital expenditures, and then calculated a terminal value for CBOE Holdings by applying to CBOE Holdings' terminal year estimated EBITDA a selected range of EBITDA terminal value multiples of 13.5x to 15.0x. These values were then discounted to present value as of September 30, 2016 utilizing a range of discount rates of 8.0% to 11.0%. Broadhaven determined these discount rates in the exercise of its professional judgment. This analysis utilized the CBOE Holdings financial projections and indicated approximate implied equity value per share reference ranges for CBOE Holdings common stock as follows:

  •
  $63.51 to $75.71

        Pro Forma Accretion / Dilution Analysis.    Broadhaven analyzed the pro forma impact of the merger on estimated earnings per share for CBOE Holdings for calendar years ending December 31, 2017 and 2018. The pro forma results were calculated as if the merger closed on December 31, 2016 and were based on the CBOE Holdings financial projections and the adjusted Bats financial projections. The cost synergy estimates were provided by CBOE Holdings management. The accretion / dilution on CBOE Holdings' earnings per share for the calendar year ending December 31, 2017 was 3.3% excluding synergies, 20.1% excluding synergies and excluding transaction intangible amortization, 6.3% including synergies, and 23.1% including synergies and excluding transaction intangible amortization. The accretion / dilution on CBOE Holdings' earnings per share for the calendar year ending December 31, 2018 was 5.5% excluding synergies, 20.9% excluding synergies and excluding transaction intangible amortization, 11.9% including synergies, and 27.3% including synergies and excluding transaction intangible amortization.

  General

        Broadhaven performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Broadhaven considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Broadhaven believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Broadhaven may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Broadhaven's view of the actual value of CBOE Holdings or Bats. In performing its analyses, Broadhaven made numerous assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters. Many of these assumptions are beyond the control of CBOE Holdings and Bats. Any estimates contained in Broadhaven's analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

        Broadhaven conducted the analyses described above in connection with rendering its opinion to the CBOE Holdings board as to whether the merger consideration to be paid and issued by CBOE Holdings in the transaction, taken in the aggregate, was fair to CBOE Holdings from a financial point of view. These analyses do not purport to be appraisals or to reflect prices at which the CBOE Holdings common stock or Bats common stock might actually trade.

        The consideration to be paid and issued by CBOE Holdings in the merger was determined through negotiations between CBOE Holdings and Bats and was approved by the CBOE Holdings board. Broadhaven acted as a financial advisor to CBOE Holdings during these negotiations. Broadhaven did not, however, recommend any specific consideration to CBOE Holdings or that any specific consideration constituted the only appropriate consideration for the transaction.

        Broadhaven's opinion and its presentation to the CBOE Holdings board were one of many factors taken into consideration by the CBOE Holdings board in its evaluation of the transaction. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the CBOE Holdings board with respect to the consideration to be paid by CBOE Holdings in the merger or whether the CBOE Holdings board would have been willing to recommend a different merger consideration.

        Broadhaven acted as financial advisor to CBOE Holdings in connection with the merger and has received or will receive the following fees for serving in this capacity: (a) $2 million upon delivery of Broadhaven's opinion, which will be credited against the (b) $8 million payable upon the closing of the transaction, with the potential for an additional (c) discretionary fee of up to $4 million upon the closing of the transaction. In addition, if the merger agreement is terminated and CBOE Holdings receives a payment from Bats, other then expense reimbursement, in connection with such termination, then Broadhaven will be entitled to a termination fee equal to 10% of any such payment, subject to certain conditions.

        In addition to the fees described above, CBOE Holdings also has agreed to reimburse Broadhaven for its reasonable and documented out-of-pocket expenses incurred in performing its services, including fees, disbursements and other charges of external legal counsel. In addition, CBOE Holdings has agreed to indemnify Broadhaven against certain liabilities and expenses related to or arising out of Broadhaven's engagement.

        In the two years prior to the date of its opinion, Broadhaven has not provided services to CBOE Holdings or Bats for which compensation was received; however, Broadhaven acted as financial advisor to Bats in connection with Bats' acquisition of Direct Edge in January 2014. Broadhaven may seek to provide financial advisory and other services to CBOE Holdings or Bats in the future and would expect to receive fees for rendering those services.

        Broadhaven is an internationally recognized investment banking firm whose principals and other professionals have substantial experience in similar transactions both while at Broadhaven and, before that time, while having worked at other internationally recognized investment banking firms. Broadhaven, as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, and valuations for corporate and other purposes.

Opinion of Bats' Financial Advisor

  Barclays Opinion

        Bats engaged Barclays to act as its financial advisor with respect to pursuing strategic alternatives for Bats, including a possible sale of Bats. On September 25, 2016, Barclays rendered its oral opinion (which was subsequently confirmed in writing) to the Bats board that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the merger consideration to be offered to the stockholders of Bats in the merger is fair, from a financial point of view, to such stockholders.

        The full text of Barclays' written opinion, dated as of September 25, 2016, is attached as Annex D to this joint proxy statement/prospectus. Barclays' written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays in rendering its opinion. You are encouraged to read the opinion carefully in its entirety. The following is a summary of Barclays' opinion and the methodology that Barclays used to render its opinion. This summary is qualified in its entirety by reference to the full text of the opinion.

        Barclays' opinion, the issuance of which was approved by Barclays' Valuation and Fairness Opinion Committee, is addressed to the Bats board, addresses only the fairness, from a financial point of view, of the merger consideration to be offered to the stockholders of Bats in the merger and does not constitute a recommendation to any stockholder of Bats as to how such stockholder should vote with respect to the merger or any other matter. The terms of the merger were determined through arm's-length negotiations between Bats and CBOE Holdings and were approved by the Bats board. Barclays did not recommend any specific form of consideration to Bats or that any specific form of consideration constituted the only appropriate consideration for the merger. Barclays was not requested to address, and its opinion does not in any manner address, Bats' underlying business decision to proceed with or effect the merger. In addition, Barclays expressed no opinion on, and it does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the merger, or any class of such persons, relative to the merger consideration to be offered to the stockholders of Bats in the merger. No limitations were imposed by the Bats board upon Barclays with respect to the investigations made or procedures followed by it in rendering its opinion.

        In arriving at its opinion, Barclays, among other things:

  •
  reviewed and analyzed a draft of the merger agreement, dated as of September 25, 2016, and the specific terms of the merger;

  •
  reviewed and analyzed publicly available information concerning Bats that Barclays believed to be relevant to its analysis, including Bats' Registration Statement on Form S-1, including the preliminary prospectus contained therein dated April 14, 2016, and Bats' Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2016 and June 30, 2016;

  •
  reviewed and analyzed publicly available information concerning CBOE Holdings that Barclays believed to be relevant, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2016 and June 30, 2016;

  •
  reviewed and analyzed financial and operating information with respect to the business, operations and prospects of Bats furnished to Barclays by Bats, including financial projections prepared by Bats' management (the "Bats scenario two financial projections, as extrapolated");

  •
  reviewed and analyzed financial and operating information with respect to the business, operations and prospects of CBOE Holdings furnished to Barclays by Bats, including the CBOE Holdings financial projections;

  •
  reviewed and analyzed financial and operating information with respect to the business, operations and prospects of CBOE Holdings furnished to Barclays by Bats, including certain adjustments to the CBOE Holdings financial projections prepared by Bats management (the "adjusted CBOE Holdings financial projections, as extrapolated");

  •
  reviewed and analyzed the pro forma impact of the merger on the future financial performance of the combined company, including cost savings, operating synergies and other strategic benefits expected by the management of Bats and CBOE Holdings to result from a combination of the businesses (the "estimated synergies");

  •
  reviewed and analyzed a trading history of Bats common stock from April 15, 2016 through September 23, 2016 and a comparison of such trading history with those of other companies that Barclays deemed relevant;

  •
  reviewed and analyzed a trading history of CBOE Holdings common stock from June 15, 2010 through September 23, 2016 and a comparison of such trading history with those of other companies that Barclays deemed relevant;

  •
  reviewed and analyzed a comparison of the historical financial results and present financial condition of Bats and CBOE Holdings with each other and with those of other companies that Barclays deemed relevant;

  •
  reviewed and analyzed published estimates of independent research analysts with respect to the future financial performance and price targets of Bats and CBOE Holdings;

  •
  reviewed and analyzed a comparison of the financial terms of the merger with the financial terms of certain other transactions that Barclays deemed relevant;

  •
  had discussions with the managements of Bats and CBOE Holdings concerning CBOE Holdings' business, operations, assets, liabilities, financial condition and prospects;

  •
  had discussions with the management of Bats concerning Bats' business, operations, assets, liabilities, financial condition and prospects; and

  •
  undertook such other studies, analyses and investigations as Barclays deemed appropriate.

        In arriving at its opinion, Barclays assumed and relied upon the accuracy and completeness of the financial and other information used by Barclays without any independent verification of such information. Barclays also relied upon the assurances of management of Bats that management of Bats was not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Bats scenario two financial projections, as extrapolated, upon the advice of Bats, Barclays assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Bats as to Bats' future financial performance and that Bats would perform in accordance with such projections. With respect to the CBOE Holdings financial projections, upon the advice of Bats, Barclays assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of CBOE Holdings as to CBOE Holdings' future financial performance. With respect to the adjusted CBOE Holdings financial projections, as extrapolated, upon the advice of Bats, Barclays assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Bats as to CBOE Holdings' future financial performance and, based upon the assessments of the management of Bats as to the relative likelihood of CBOE Holdings achieving the future financial results reflected in the CBOE Holdings financial projections and the adjusted CBOE Holdings financial projections, as extrapolated, Barclays relied, at the direction Bats, on the adjusted CBOE Holdings financial projections, as extrapolated, for purposes of its analysis and opinion. Furthermore, upon the advice of Bats, Barclays assumed that the amounts and timing of the estimated synergies were reasonable and that the estimated synergies would be realized in accordance with such estimates. In arriving at its opinion, Barclays assumed no responsibility for and expressed no view as to any such projections or the assumptions on which they were based. Barclays also assumed, upon the advice of Bats, that the merger would qualify for U.S. federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Code. In arriving at its opinion, Barclays did not conduct a physical inspection of the properties and facilities of Bats or CBOE Holdings and did not make or obtain any evaluations or appraisals of the assets or liabilities of Bats or CBOE Holdings. In addition, Barclays did not solicit any indications of interest from any third party with respect to the purchase of all or a part of Bats' business. Barclays' opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, September 25, 2016. Barclays assumed no responsibility for updating or revising its opinion based on events or circumstances that may have occurred after September 25, 2016. Barclays expressed no opinion as to the prices at which shares of Bats common stock or CBOE Holdings common stock would trade following the announcement or consummation of the merger. Barclays opinion should not be viewed as providing any assurance that the market value of the shares of CBOE Holdings common stock to be held by the stockholders of Bats after the consummation of the merger will be in excess of the market value of the shares of Bats common stock owned by such stockholders at any time prior to the announcement or consummation of the merger.

        In connection with rendering its opinion, Barclays performed certain financial, comparative and other analyses as summarized below. In arriving at its opinion, Barclays did not ascribe a specific range of values to the shares of Bats common stock but rather made its determination as to the fairness, from a financial point of view, to Bats' stockholders of the merger consideration to be offered to such stockholders in the merger on the basis of various financial and comparative analyses. The preparation of a fairness opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to summary description.

        In arriving at its opinion, Barclays did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the particular transaction. Accordingly, Barclays believes that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.

        The following is a summary of the material financial analyses used by Barclays in preparing its opinion to the Bats board. Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Barclays, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses. In performing its analyses, Barclays made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Bats or any other parties to the merger. None of Bats, CBOE Holdings, Merger Sub, Merger LLC, Barclays or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the businesses do not purport to be appraisals or reflect the prices at which the businesses may actually be sold.

  Selected Comparable Company Analysis—Bats

        In order to assess how the public market values shares of similar publicly traded companies, Barclays reviewed and compared specific financial and operating data relating to Bats with selected companies that Barclays, based on its experience in the publicly-traded exchange and financial marketplace industry, deemed comparable to Bats. The selected comparable companies were:

  •
  Primary Comparable Companies

  •
  Intercontinental Exchange Inc.

  •
  Nasdaq, Inc.

  •
  Secondary Comparable Companies

  •
  London Stock Exchange Group plc

  •
  Deutsche Börse AG

        Barclays calculated and compared various financial multiples and ratios of Bats and the selected comparable companies. As part of its selected comparable company analysis, Barclays calculated and analyzed each company's ratio of its current stock price to its projected earnings per share for calendar years 2016 and 2017, respectively (commonly referred to as a price earnings ratio, or P/E ratio). All of these calculations were performed, and based on publicly available financial data (including FactSet) and closing prices, as of September 22, 2016, the last full trading day prior to media publications regarding the potential transaction. The results of this selected comparable company analysis are summarized below:

Selected Comparable Companies (Bats)	2016E P/E Ratio	2017E P/E Ratio
Low	16.8x	15.1x
High	23.9x	20.3x
Bats (Consensus Estimates)	19.4x	17.5x
Bats scenario two financial projections, as extrapolated	19.3x	15.4x

        Barclays selected the comparable companies listed above because their businesses and operating profiles are reasonably similar to that of Bats. However, because of the inherent differences between the business, operations and prospects of Bats and those of the selected comparable companies, Barclays believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis. Accordingly, Barclays also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of Bats and the selected comparable companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degree of operational risk between Bats and the companies included in the selected company analysis. Based upon these judgments, Barclays selected a range of 16.0x to 21.0x multiples of 2016 estimated adjusted earnings per share, and 15.0x to 18.0x multiples of 2017 estimated adjusted earnings per share for Bats, respectively, and applied such range to the Bats scenario two financial projections, as extrapolated, for 2016 and 2017 estimated adjusted earnings per share, respectively, on a standalone basis and including a 25% control premium to calculate an illustrative range of implied prices per share of Bats. Barclays selected a control premium of 25% after taking into consideration premiums paid in selected precedent transactions. The following summarizes the result of these calculations:

Bats scenario two financial projections, as extrapolated	Metric	P/E Multiple Range	Illustrative Price per Share	Illustrative Price per Share w/ 25% Control Premium
2016E Adjusted EPS	$1.37	16.0x - 21.0x	$21.97 - $28.84	$27.47 - $36.05
2017E Adjusted EPS	$1.72	15.0x - 18.0x	$25.80 - $30.96	$32.25 - $38.70

        Barclays noted that on the basis of the selected comparable company analysis, the implied merger consideration of $32.50 per share was above the illustrative range of implied values per share calculated for 2016E and 2017E Adjusted EPS, respectively, on a standalone basis, and within the illustrative range of implied values per share calculated using the 25% control premium.

Selected Comparable Company Analysis—CBOE Holdings

        In order to assess how the public market values shares of similar publicly traded companies, Barclays reviewed and compared specific financial and operating data relating to CBOE Holdings with selected companies that Barclays, based on its experience in the publicly-traded exchange and financial marketplace industry, deemed comparable to CBOE Holdings. The selected comparable companies were:

  •
  Primary Comparable Companies

  •
  CME Group Inc.

  •
  Secondary Comparable Companies

  •
  MarketAxess Holdings Inc.

  •
  Intercontinental Exchange Inc.

  •
  Nasdaq, Inc.

  •
  London Stock Exchange Group plc

  •
  Deutsche Börse AG

        Barclays calculated and compared various financial multiples and ratios of CBOE Holdings and the selected comparable companies. As part of its selected comparable company analysis, Barclays calculated and analyzed each company's ratio of its current stock price to its projected earnings per share for calendar years 2016 and 2017, respectively (commonly referred to as a price earnings ratio, or P/E ratio). All of these calculations were performed, and based on publicly available financial data (including FactSet) and closing prices, as of September 22, 2016, the last full trading day prior to media publications regarding the potential transaction. The results of this selected comparable company analysis are summarized below:

Selected Comparable Companies (CBOE Holdings)	2016E P/E Ratio	2017E P/E Ratio
Low	16.8x	15.1x
Median	22.1x	19.2x
High	53.7x	44.3x
CBOE Holdings (Consensus Estimates)	29.0x	26.3x

        Barclays selected the comparable companies listed above because their businesses and operating profiles are reasonably similar to that of CBOE Holdings. However, because of the inherent differences between the business, operations and prospects of CBOE Holdings and those of the selected comparable companies, Barclays believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis. Accordingly, Barclays also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of CBOE Holdings and the selected comparable companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degree of operational risk between CBOE Holdings and the companies included in the selected company analysis. Based upon these judgments, Barclays selected a range of 23.0x to 27.0x multiples of 2016 estimated earnings per share, and 21.0x to 25.0x multiples of 2017 estimated earnings per share for CBOE Holdings, respectively, and applied such range to the adjusted CBOE Holdings financial projections, as extrapolated, for 2016 and 2017 estimated earnings per share, respectively, on a standalone basis to calculate an illustrative range of implied prices per share of CBOE Holdings. The following summarizes the result of these calculations:

Adjusted CBOE Holdings financial projections, as extrapolated	Metric	P/E Multiple Range	Illustrative Price per Share
2016E EPS	$2.45	23.0x - 27.0x	$56.35 - $66.15
2017E EPS	$2.65	21.0x - 25.0x	$55.65 - $66.25

  Selected Precedent Transaction Analysis

        Barclays reviewed and compared the purchase prices and financial multiples paid in selected other transactions that Barclays, based on its experience with merger and acquisition transactions, deemed relevant. Barclays chose such transactions based on, among other things, the timing and the similarity of the applicable target companies in the transactions to Bats with respect to the asset class mix, size, margins and other characteristics of their businesses.

        The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse, and there are inherent differences in the business, operations, financial conditions and prospects of Bats and the companies included in the selected precedent transaction analysis. Accordingly, Barclays believed that a purely quantitative selected precedent transaction analysis would not be particularly meaningful in the context of considering the merger. Barclays therefore made qualitative judgments concerning differences between the characteristics of the selected precedent transactions and the merger which would affect the acquisition values of the selected target companies and Bats. Based upon these judgments, Barclays selected a range of 18.0x to 25.0x multiples of next twelve months' adjusted earnings per share and applied such range to the Bats scenario two financial projections, as extrapolated, to calculate an illustrative range of implied prices per share of

Bats of $27.84 to $38.67. The following table sets forth the transactions analyzed based on such characteristics and the results of such analysis:

Date	Acquiror	Target
12/20/12	Intercontinental Exchange	NYSE Euronext
07/09/12	Thomson Reuters	FX Alliance
04/01/11	Nasdaq OMX-ICE	NYSE Euronext
10/25/10	Singapore Exchange Ltd.	ASX Ltd.
04/30/10	Intercontinental Exchange	Climate Exchange
03/17/08	CME Group Inc.	NYMEX Holdings, Inc.
12/10/07	TSX Group Inc.	Montreal Exchange Inc.
08/17/07	Borse Dubai	OMX
05/25/07	Nasdaq Stock Market Inc.	OMX AB
04/30/07	Eurex	International Securities Exchange
10/17/06	CME	CBOT
03/27/06	Australian Stock Exchange	Sydney Futures Exchange
04/20/05	NYSE	Archipelago

Selected Precedent Transactions	Price / NTM Earnings Multiple
Low	14.8x
Mean	30.3x
Median	24.4x
High	62.8x

Bats scenario two financial projections, as extrapolated	Metric	Price / NTM Earnings Multiple Range	Illustrative Price per Share
NTM Adjusted Earnings	$1.55	18.0x - 25.0x	$27.84 - $38.67

        Barclays noted that on the basis of the selected precedent transaction analysis, the implied merger consideration of $32.50 per share was within the illustrative range of implied values per share calculated using the Bats scenario two financial projections, as extrapolated.

  Discounted Cash Flow Analysis—Bats

        In order to estimate the present value of Bats common stock, Barclays performed a discounted cash flow analysis of Bats as a standalone company excluding the estimated synergies in the merger. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the "present value" of estimated future cash flows of the asset. "Present value" refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

        To calculate the estimated enterprise value of Bats as a standalone company using the discounted cash flow method, Barclays added (i) Bats' projected after-tax unlevered free cash flows for fiscal years 2017 through 2021 as reflected in the Bats scenario two financial projections, as extrapolated, to (ii) the "terminal value" of Bats as of December 31, 2021, and discounted such amount to its present value using a range of selected discount rates. The after-tax unlevered free cash flows were calculated by taking the tax-affected earnings before interest, tax expense, depreciation and amortization (excluding amortization of purchased intangibles) and subtracting capital expenditures and adjusting for changes in working capital and adjustments for one-time cash tax payments and a one-time contingent consideration payment related to a prior transaction. The residual value of Bats at the end of the forecast period, or "terminal value," was estimated by selecting a range of terminal value multiples of

10.0x to 12.0x EBITDA, which was derived by analyzing the results from the selected comparable company analysis and the current trading multiple of Bats, and applying such range to the Bats scenario two financial projections, as extrapolated, for estimated EBITDA in calendar year 2021. The range of after-tax discount rates of 8.0% to 9.0% was selected based on an analysis of the weighted average cost of capital of Bats and the comparable companies. Barclays then calculated an illustrative range of implied prices per share of Bats by subtracting estimated net debt (per Bats management) as of December 31, 2016 from the estimated enterprise value using the discounted cash flow method and dividing such amount by the fully diluted number of shares of Bats common stock. The following summarizes the result of these calculations:

Discounted Cash Flow Analysis (Bats Standalone)	Illustrative Discount Rate Range	Illustrative Terminal EBITDA Multiple Range	Illustrative Range of Implied Prices Per Share
Bats scenario two financial projections, as extrapolated	8.0% - 9.0%	10.0x - 12.0x	$29.63 - $36.82

        Barclays noted that on the basis of the discounted cash flow analysis, the implied merger consideration of $32.50 per share was within the illustrative range of implied values per share calculated using the Bats scenario two financial projections, as extrapolated.

  Discounted Cash Flow Analysis—CBOE Holdings

        In order to estimate the present value of CBOE Holdings common stock, Barclays performed a discounted cash flow analysis of CBOE Holdings as a standalone company excluding the estimated synergies in the merger. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the "present value" of estimated future cash flows of the asset. "Present value" refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

        To calculate the estimated enterprise value of CBOE Holdings as a standalone company using the discounted cash flow method, Barclays added (i) CBOE Holdings' projected after-tax unlevered free cash flows for fiscal years 2017 through 2021 based on the adjusted CBOE Holdings financial projections, as extrapolated, to (ii) the "terminal value" of CBOE Holdings as of December 31, 2021, and discounted such amount to its present value using a range of selected discount rates. The after-tax unlevered free cash flows were calculated by taking the tax-affected earnings before interest, tax expense, depreciation and amortization and subtracting capital expenditures and adjusting for changes in working capital. The residual value of CBOE Holdings at the end of the forecast period, or "terminal value," was estimated by selecting a range of terminal value multiples of 13.0x to 15.0x EBITDA, which was derived by analyzing the results from the selected comparable company analysis and the current trading multiple of CBOE Holdings, and applying such range to the adjusted CBOE Holdings financial projections, as extrapolated, for estimated EBITDA in calendar year 2021. The range of after-tax discount rates of 8.0% to 9.5% was selected based on an analysis of the weighted average cost of capital of CBOE Holdings and the comparable companies. Barclays then calculated an illustrative range of implied prices per share of CBOE Holdings by subtracting estimated net debt (per Bats management) as of December 31, 2016 from the estimated enterprise value using the discounted cash flow method and dividing such amount by the fully diluted number of shares of CBOE Holdings common stock. The following summarizes the result of these calculations:

Discounted Cash Flow Analysis (CBOE Holdings Standalone)	Illustrative Discount Rate Range	Illustrative Terminal EBITDA Multiple Range	Illustrative Range of Implied Prices Per Share
Adjusted CBOE Holdings financial projections, as extrapolated	8.0% - 9.5%	13.0x - 15.0x	$66.66 - $79.85

  Other Factors

  Historical Share Price Analysis

        To illustrate the trend in the historical trading prices of Bats common stock, Barclays considered historical data with regard to the trading prices of Bats common stock for the period from April 15, 2016 to September 22, 2016. Barclays noted that during the period from April 15, 2016 to September 22, 2016 (the last full trading day prior to media publications regarding the potential transaction), the closing price of Bats common stock ranged from $22.40 to $29.01 per share.

  Transaction Premium Analysis

        In order to assess the premium offered to the stockholders of Bats in the merger relative to the premiums offered to stockholders in other transactions, Barclays reviewed the premium paid in all cash transactions of 202 companies valued between $1.0 billion and $5.0 billion from January 1, 2011 to September 22, 2016, and the premium paid in stock and cash/stock mix transactions of 92 companies valued between $1.0 billion and $5.0 billion from January 1, 2011 to September 22, 2016. For each transaction, Barclays calculated the premium per share paid by the acquirer by comparing the announced transaction value per share to the target company's historical share price during the following periods: (i) one trading day prior to announcement, (ii) one week prior to announcement and (iii) four weeks prior to announcement. The results of this transaction premium analysis are summarized below:

Selected Transactions	Median Transaction Premium (1-day)	Median Transaction Premium (1-week)	Median Transaction Premium (4-week)
Stock and cash/stock consideration	18.7%	20.2%	22.9%
All cash consideration	24.3%	27.7%	31.0%

        The reasons for and the circumstances surrounding each of the transactions analyzed in the transaction premium analysis were diverse, and there are inherent differences in the business, operations, financial conditions and prospects of Bats and the companies included in the transaction premium analysis. Accordingly, Barclays believed that a purely quantitative transaction premium analysis would not be particularly meaningful in the context of considering the merger. Barclays therefore made qualitative judgments concerning the differences between the characteristics of the selected transactions and the merger which would affect the acquisition values of the target companies and Bats. Based upon these judgments, Barclays selected a range of 20% to 25% to the closing price of Bats common stock on September 22, 2016 to calculate an illustrative range of implied prices per share of Bats. The following summarizes the result of these calculations:

Bats common stock share price	Price Per Share	Implied Premium of 20%	Implied Premium of 25%
As of Sept. 22, 2016	$26.53	$31.84	$33.16
1-week prior	$24.86	$29.83	$31.08
4-weeks prior	$23.77	$28.52	$29.71

        Barclays noted that on the basis of the transaction premium analysis, the implied merger consideration of $32.50 per share was within the illustrative range of implied values per share of $28.52 to $33.16 calculated using the historical closing prices of Bats common stock and the implied premiums of 20% and 25%, respectively.

  Illustrative Discounted Cash Flow Analysis—Bats scenario one financial projections, as extrapolated

        For reference purposes only, Barclays performed a discounted cash flow analysis of Bats as a standalone company excluding the estimated synergies in the merger, based on the Bats scenario one financial projections, as extrapolated. This analysis was presented to the Bats board for informational purposes, but was not used by Barclays in connection with its final financial analysis of Bats or the preparation of Barclays' opinion. To calculate the estimated enterprise value of Bats as a standalone company using the discounted cash flow method, Barclays added (i) Bats' projected after-tax unlevered free cash flows for fiscal years 2017 through 2021 as reflected in the Bats scenario one financial projections, as extrapolated, to (ii) the "terminal value" of Bats as of December 31, 2021, and discounted such amount to its present value using a range of selected discount rates. The after-tax unlevered free cash flows were calculated by taking the tax-affected earnings before interest, tax expense, depreciation and amortization (excluding amortization of purchased intangibles) and subtracting capital expenditures and adjusting for changes in working capital and adjustments for one-time cash tax payments and a one-time contingent consideration payment related to a prior transaction. The residual value of Bats at the end of the forecast period, or "terminal value," was estimated by selecting a range of terminal value multiples of 10.0x to 12.0x EBITDA, which was derived by analyzing the results from the selected comparable company analysis and the current trading multiple of Bats, and applying such range to the Bats scenario one financial projections, as extrapolated, for estimated EBITDA in calendar year 2021. The range of after-tax discount rates of 8.0% to 9.0% was selected based on an analysis of the weighted average cost of capital of Bats and the comparable companies. Barclays then calculated an illustrative range of implied prices per share of Bats by subtracting estimated net debt (per Bats' management) as of December 31, 2016 from the estimated enterprise value using the discounted cash flow method and dividing such amount by the fully diluted number of shares of Bats common stock. The following summarizes the result of these calculations:

Discounted Cash Flow Analysis (Bats Standalone)	Illustrative Discount Rate Range	Illustrative Terminal EBITDA Multiple Range	Illustrative Range of Implied Prices Per Share
Bats scenario one financial projections, as extrapolated	8.0% - 9.0%	10.0x - 12.0x	$31.58 - $39.20

        Barclays noted that on the basis of the illustrative discounted cash flow analysis, the implied merger consideration of $32.50 per share was within the illustrative range of implied values per share calculated using the Bats scenario one financial projections, as extrapolated.

  Accretion / Dilution Analysis

        Barclays reviewed and analyzed the pro forma impact of the merger on CBOE Holdings' projected adjusted EPS for each of calendar years 2017, 2018 and 2019 using (i) the Bats scenario two financial projections, as extrapolated, (ii) the adjusted CBOE Holdings financial projections, as extrapolated, and (iii) the estimated synergies (assuming the year three estimated GAAP synergies of $50.0 million would be realized beginning in calendar year 2017). With respect to the pro forma adjusted EPS of CBOE Holdings (excluding the amortization of acquisition related intangibles), Barclays noted that pro forma adjusted EPS would be accretive to CBOE Holdings' standalone adjusted EPS for each of calendar years 2017, 2018 and 2019, respectively. An alternative analysis was also performed assuming that the actual GAAP synergies would be $15.0 million in 2017, $35.0 million in 2018 and $50.0 million in 2019, per Bats and CBOE Holdings management. Barclays noted that in this alternative analysis the pro forma adjusted EPS would be accretive to CBOE Holdings' standalone adjusted EPS for each of the 2017, 2018 and 2019 calendar years.

  Has / Gets Analysis

        Barclays also reviewed and compared the value of Bats common stock on a stand-alone basis prior to the announcement of the merger with the value of what each Bats stockholder will be receiving as merger consideration in the merger for various pro forma P/E multiples of the pro forma combined company. For purposes of this analysis, Barclays used (i) the Bats scenario two financial projections, as extrapolated, (ii) the adjusted CBOE Holdings financial projections, as extrapolated, and (iii) the estimated synergies (assuming the year three estimated GAAP synergies of $50.0 million would be realized beginning in calendar year 2017), as well as estimated earnings figures from consensus estimates of Wall Street research analysts (excluding in each case the amortization of acquisition related intangibles from the pro forma estimated earnings per share of the combined company). For reference purposes, Barclays also used the closing price per share of Bats common stock of $26.53 on September 22, 2016, the last full trading day prior to media publications regarding the potential transaction, and the implied merger consideration of $32.50 per share.

        Barclays calculated the implied value of the merger consideration to be received by each Bats stockholder in the merger by (i) applying various pro forma P/E multiples to the pro forma estimated earnings per share of the combined company for the calendar year 2017 to determine the implied share price of the pro forma combined company; (ii) multiplying the implied share price of the pro forma combined company by the exchange ratio provided for in the merger of 0.3201 shares of CBOE Holdings common stock for each share of Bats common stock to determine the value of the stock component of the merger consideration; and (iii) adding the cash component of the merger consideration of $10.00 per share to the value of the stock component of the merger consideration to determine the total implied value of the merger consideration in the merger for each share of Bats common stock.

        Barclays calculated an illustrative range of the implied value per share of the merger consideration by applying CBOE Holdings' P/E multiple as of September 22, 2016 to the pro forma estimated earnings per share of the pro forma combined company for the calendar year 2017, as well as a blended P/E multiple based on analysts' consensus earnings per share estimates for both Bats and CBOE Holdings and weighted by the relative contribution of the estimated net income for the calendar year 2017 of each of Bats and CBOE Holdings to the pro forma combined company. The illustrative range derived above indicated that the total value of the implied merger consideration to be received by each Bats stockholder, assuming the pro forma combined company traded at a P/E multiple between the blended P/E multiple and CBOE Holdings' current P/E multiple, would be (i) $35.66 to $39.73, based on the Bats scenario two financial projections, as extrapolated, the adjusted CBOE Holdings financial projections, as extrapolated, and the estimated synergies, and (ii) $34.31 to $38.17, based on the consensus earnings per share estimates of Wall Street research analysts. Barclays noted that the closing share price of Bats common stock on September 22, 2016 of $26.53 and the implied value of the merger consideration of $32.50 were both below the illustrative range calculated based on the Bats management and CBOE Holdings management projections and the consensus earnings per share estimates of Wall Street research analysts.

  General

        Barclays is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The Bats board selected Barclays because of its familiarity with Bats and its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally, as well as substantial experience in transactions comparable to the merger.

        Barclays is acting as financial advisor to Bats in connection with the merger. As compensation for its services in connection with the merger, Bats will pay Barclays a fee of approximately $20.0 million, $2.0 million of which was payable upon the delivery of Barclays' opinion and the remainder of which is contingent upon the consummation of the merger. In addition, Bats has agreed to reimburse Barclays for a portion of its reasonable out-of-pocket expenses incurred in connection with the merger and to indemnify Barclays for certain liabilities that may arise out of its engagement by Bats and the rendering of Barclays' opinion. Barclays has performed various investment banking and financial services for Bats in the past, and may perform such services in the future, and has received, and may receive, customary fees for such services. Specifically, in the past two years, Barclays has acted as: (i) joint bookrunner and joint lead arranger on Bats' refinancing of its $750 million credit facility in June 2016, and as a lender under the credit facility; and (ii) co-manager on Bats' initial public offering of 13,300,000 shares in April 2016. During the two-year period preceding the delivery of its opinion, the aggregate fees received by Barclays from Bats for such services were approximately $3.7 million. Barclays and its affiliates hold, on a proprietary basis, less than 1.0% of the outstanding stock of Bats. During the two-year period preceding delivery of its opinion, Barclays has not performed investment banking or financial services for CBOE Holdings. Barclays and its affiliates hold, on a proprietary basis, less than 1.0% of the outstanding stock of CBOE Holdings.

        Barclays and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of its business, Barclays and affiliates may actively trade and effective transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of Bats and CBOE Holdings and their respective affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

CBOE Holdings' Dividend Policy

        Each share of CBOE Holdings common stock (including each share of CBOE Holdings restricted stock) is entitled to receive a dividend if, as and when declared by the CBOE Holdings board. CBOE Holdings has paid quarterly dividends since its initial public offering in 2010 and intends to continue paying regular quarterly dividends to its stockholders. However, any decision to pay dividends on its common stock will be at the discretion of its board of directors, which may determine not to declare dividends at all or at a reduced amount. The CBOE Holdings board's determination to declare dividends will depend upon CBOE Holdings' profitability and financial condition, contractual restrictions, restrictions imposed by applicable law and the SEC and other factors that the CBOE Holdings board deems relevant. As a holding company with no significant business operations of its own, CBOE Holdings depends entirely on distributions, if any, it may receive from its subsidiaries to meet its obligations and pay dividends to its stockholders. If these subsidiaries are not profitable, or even if they are and they determine to retain their profits for use in their businesses, CBOE Holdings will be unable to pay dividends to its stockholders.

Regulatory Approvals

  U.S. Antitrust Clearance

        Under the HSR Act, and the rules promulgated thereunder by the Federal Trade Commission ("FTC"), the merger may not be completed until notification and report forms have been filed with the FTC and the U.S. Department of Justice ("DOJ") and the applicable waiting periods have expired. On October 19, 2016, CBOE Holdings and Bats each filed a notification and report form under the HSR Act with the FTC and the DOJ. Early termination of the waiting period under the HSR Act was granted on November 18, 2016.

  SEC Approvals

        Certain of Bats' subsidiaries, BZX, BYX, EDGX and EDGA, are self-regulatory organizations registered as national securities exchanges pursuant to Section 6 of the Exchange Act, and, as such, they must comply with certain obligations under the Exchange Act. Pursuant to Section 19 of the Exchange Act and the related rules of the SEC, all changes in the rules of self-regulatory organizations must be submitted to the SEC for approval under Section 19(b)(2), unless immediately effective upon filing with the SEC under Section 19(b)(3)(A). For this purpose, rule changes include, in addition to rules regulating listings and market conduct, certain proposed amendments to the certificate of incorporation, bylaws, or related documents of the self-regulatory organizations as well as those of their direct and indirect parent companies including CBOE Holdings and Bats. No proposed rule change can take effect unless approved by the SEC or otherwise permitted by Section 19 of the Exchange Act.

        Under Section 19 of the Exchange Act, the text of the proposed rule change, together with a concise general statement of the statutory basis and the purpose of the change, must be submitted to the SEC. The SEC must give interested parties the opportunity to comment by publishing the proposal in the Federal Register. Comment letters typically are forwarded by the SEC to the self-regulatory organization for response and are posted on the SEC's website. Within a period of 45 days of the publication of the proposed rule change (or a longer period of up to 90 days, if the SEC considers it appropriate or the self-regulatory organization consents), the SEC must either approve the proposal or institute proceedings to determine whether the proposed rule change should be disapproved. Such proceedings should be concluded within 180 days of the date of the publication of the proposed rule change, although the SEC may extend the deadline by no more than an additional 60 days if it determines this is necessary or the self-regulatory organization consents to the longer period. The SEC will approve a proposed rule change if it finds that the change is consistent with the requirements of the Exchange Act and the rules and regulations under it. Exchanges will occasionally consent to a longer period of time, which extension may be initiated by the SEC. However, an exchange cannot consent to an extension beyond 240 days, meaning that the SEC must approve or disapprove within 240 days.

  Other Approvals

        It is currently expected that a number of other U.S. and European regulatory approvals will be solicited or are required and a number of filings will be made in connection with the merger, including:

  United States

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  Approval of FINRA under NASD Rule 1017 for a change in control of Bats Trading.

  United Kingdom

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  Approval by the FCA of the acquisition of control by CBOE Holdings and Merger LLC, respectively, of Bats Trading Limited (a U.K. RIE) and its wholly-owned subsidiary, Chi-X Europe (a UK MiFID investment firm).

  Netherlands

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  Provision by the Dutch Central Bank of a "Declaration of No Objection" in respect of the acquisition of a qualifying holding in European Central Counterparty N.V. by CBOE Holdings and Merger LLC, respectively.

        The consummation of the merger would involve CBOE Holdings and Merger LLC becoming new controlling entities of Bats and its regulated and licensed subsidiaries. Approvals, consents and declarations of non-objection from the relevant regulatory authorities in respect of such entities will have to be obtained prior to the consummation of the merger.

  Commitment to Obtain Approvals

        CBOE Holdings and Bats have agreed to use reasonable best efforts to obtain as promptly as practicable all consents and approvals of any governmental authority, self-regulatory organization or any other third party necessary or advisable in connection with the merger, subject to limitations as set forth in the merger agreement. While CBOE Holdings and Bats believe that they will receive the requisite regulatory approvals for the merger, there can be no assurances regarding the timing of the approvals, their ability to obtain the approvals on satisfactory terms or the absence of litigation challenging these approvals. There can likewise be no assurances that U.S. federal, state or non-U.S. regulatory authorities will not attempt to challenge the merger on antitrust grounds or for other reasons, or, if a challenge is made, as to the results of the challenge. CBOE Holdings' and Bats' obligation to complete the merger is conditioned upon the receipt of the necessary approvals from regulators and other governmental authorities. However, if any such conditions impose a "burdensome effect" as defined in the merger agreement, the parties may not be obligated to complete the merger, and either Bats or CBOE Holdings may have the right to terminate the merger agreement. See "The Merger Agreement—Conditions to Completion of the Merger."

Material U.S. Federal Income Tax Consequences

        The following is a discussion of material U.S. federal income tax consequences of the merger and subsequent merger to U.S. holders (as defined below) of Bats common stock. This discussion is based on the Code, applicable Treasury regulations promulgated thereunder, administrative rulings and judicial authorities, each as in effect as of the date of this joint proxy statement/prospectus and all of which are subject to change at any time, possibly with retroactive effect. In addition, this discussion does not address any state, local or foreign tax consequences of the merger and subsequent merger.

        This discussion addresses only U.S. holders of Bats common stock who hold their Bats common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). It does not address all aspects of U.S. federal income taxation that might be relevant to a particular U.S. holder of Bats common stock in light of such U.S. holder's individual circumstances or to a U.S. holder of Bats common stock that is subject to special treatment under U.S. federal income tax law, including, without limitation:

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  a bank, insurance company or other financial institution;

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  a tax-exempt organization;

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  a mutual fund;

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  a U.S. expatriate;

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  an entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes or an investor in such an entity;

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  a dealer in securities;

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  a person who holds Bats common stock as part of a hedge, straddle, constructive sale or conversion transaction;

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  a person who acquired its shares of Bats common stock pursuant to the exercise of employee stock options or otherwise in connection with the performance of services;

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  a person who has a functional currency other than the United States dollar;

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  a person liable for the alternative minimum tax;

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  a person who exercised dissenters' rights; and

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  a trader in securities who elects to apply a mark-to-market method of accounting.

        For purposes of this discussion, a "U.S. holder" is a beneficial holder of Bats common stock that, for U.S. federal income tax purposes, is: (i) an individual who is a citizen or resident of the United

States, (ii) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust if (x) a court within the United States is able to exercise primary jurisdiction over administration and one or more U.S. persons have the authority to control all of its substantial decisions or (y) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable U.S. Treasury regulations.

        This discussion does not address other U.S. federal tax consequences (such as gift or estate taxes or alternative minimum taxes), or consequences under state, local or foreign tax laws, nor does it address certain tax reporting requirements that may be applicable with respect to the proposed transaction.

        If a partnership (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Bats common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A partner in a partnership holding Bats common stock should consult its own tax advisors with respect to the consequences of the merger and subsequent merger.

        U.S. holders should consult their tax advisors as to the specific tax consequences to them of the merger and subsequent merger in light of their particular circumstances, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws.

  Tax Consequences of the Transactions Generally

        Based on certain facts, representations, covenants and assumptions set forth in the opinions as described below, all of which must be consistent with the state of facts existing as of the effective time, it is the opinion of each of Sidley Austin LLP, counsel to CBOE Holdings, and Davis Polk & Wardwell LLP, counsel to Bats, that (i) the merger and subsequent merger, taken together, will constitute a reorganization within the meaning of Section 368(a) of the Code and (ii) Bats and CBOE Holdings will each be a party to that reorganization within the meaning of Section 368(b) of the Code. It is a condition to the obligation of each of CBOE Holdings and Bats to complete the merger that the relevant tax counsel confirms its opinion as of the effective time of the merger. Neither CBOE Holdings nor Bats intends to waive this condition.

        The opinions of tax counsel have relied, and the confirmation opinions as of the effective time of the merger will each rely, on (i) representations and covenants made by CBOE Holdings and Bats, including those contained in certificates of officers of CBOE Holdings and Bats and (ii) specified assumptions, including an assumption regarding the completion of the merger and subsequent merger in the manner contemplated by the merger Agreement. In addition, the opinions of tax counsel have assumed, and tax counsel's ability to provide the opinions will depend on, the absence of changes in existing facts or in law between the date of this joint proxy statement/prospectus and the effective time of the merger. If any of those representations, covenants or assumptions is inaccurate, tax counsel may not be able to provide the required opinions or the tax consequences of the merger and subsequent merger, taken together, could differ from those described in the opinions that tax counsel have delivered. An opinion of tax counsel neither binds the Internal Revenue Service ("IRS") nor precludes the IRS or the courts from adopting a contrary position. Neither CBOE Holdings nor Bats intends to obtain a ruling from the IRS on the tax consequences of the merger and subsequent merger.

        Neither Bats nor CBOE Holdings will recognize gain or loss for United States federal income tax purposes as a result of the merger and the subsequent merger.

        The United States federal income tax consequences to a particular U.S. holder of Bats common stock of the merger and subsequent merger, taken together, will depend on whether such holder of

Bats common stock receives cash, shares of CBOE Holdings common stock or a combination of cash and shares of CBOE Holdings common stock in exchange for such holder's shares of Bats common stock. The terms of the merger agreement permit a holder of Bats common stock to make an election to receive cash, CBOE Holdings common stock or a combination of cash and CBOE Holdings common stock. However, at the time the election is made, the holder will not know whether, and to what extent, proration or adjustment will alter the mix of consideration such holder of Bats common stock will receive. As a result, the tax consequences to such holder of Bats common stock will not be ascertainable with certainty until the precise amount of cash and shares of CBOE Holdings common stock the holder will receive in the merger is determined.

  Exchange of Bats Common Stock Solely for CBOE Holdings Common Stock

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  A holder of Bats common stock who receives solely shares of CBOE Holdings common stock in the merger will not recognize gain or loss as a result of the merger, except as described below with respect to the receipt of cash in lieu of a fractional share of CBOE Holdings common stock.

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  A holder of Bats common stock's aggregate tax basis in shares of CBOE Holdings common stock received in the merger, including any tax basis allocated to any fractional share deemed received and exchanged as described below, will equal the aggregate tax basis of the stockholder's shares of Bats common stock surrendered in the merger.

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  Such holder's holding period for shares of CBOE Holdings common stock received in the merger will include the holder's holding period for the shares of Bats common stock surrendered in the merger.

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  A holder of Bats common stock who receives cash in lieu of a fractional share of CBOE Holdings common stock in the merger will be treated as having received a fractional share in the merger and then as having exchanged such fractional share for cash. As a result, such a holder generally will recognize capital gain or loss equal to the difference between the amount of the cash received in lieu of the fractional share and the holder's tax basis allocable to such fractional share. Any such capital gain or loss will be long-term capital gain or loss if the holding period of Bats common stock exchanged for the fractional share of CBOE Holdings common stock is more than one year at the effective time of the merger.

  Exchange of Bats Common Stock Solely for Cash

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  A holder of Bats common stock who receives solely cash in exchange for all of the holder's shares of Bats common stock in the merger generally will recognize capital gain or loss equal to the difference between the amount of cash received by such holder and such holder's tax basis in the shares of Bats common stock exchanged therefor.

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  Any capital gain or loss generally will be long-term capital gain or loss if the holder of Bats common stock held the shares of Bats common stock for more than one year at the effective time of the merger. Long-term capital gain of an individual generally is subject to reduced maximum tax rates. The deductibility of capital losses is subject to limitations under the Code.

  Exchange of Bats Common Stock for a Combination of CBOE Common Stock and Cash

  •
  Except as described below with respect to the receipt of cash in lieu of a fractional share of CBOE Holdings common stock, a holder of Bats common stock who exchanges shares of Bats common stock for a combination of CBOE Holdings common stock and cash will recognize gain (but not loss) equal to the lesser of (i) the excess, if any, of the amount of cash plus the fair market value at the effective time of the merger of CBOE Holdings common stock received in the merger, over such holder's tax basis in the shares of Bats common stock surrendered by such holder in the merger and (ii) the amount of cash received by such holder of Bats common stock in the merger.

  •
  Generally, such holder's aggregate tax basis in the CBOE Holdings common stock received by such holder in the merger, including the basis allocable to any fractional share of CBOE Holdings common stock for which cash is received, will equal such holder's aggregate tax basis in the Bats common stock surrendered in the merger, increased by the amount of taxable gain, if any, recognized by such holder of Bats common stock in the merger, and decreased by the amount of cash received by such holder of Bats common stock in the merger.

  •
  The holding period for shares of CBOE Holdings common stock received in the merger generally will include the holding period for the shares of Bats common stock exchanged therefor.

  •
  Any gain recognized with respect to Bats common stock will generally be capital again, and any capital gain generally will be long-term capital gain if the holder of Bats common stock held the shares of Bats common stock for more than one year at the effective time of the merger. Long-term capital gain of an individual generally is subject to reduced maximum tax rates.

  •
  A holder of Bats common stock who receives cash in lieu of a fractional share of CBOE Holdings common stock in the merger will be treated as having received a fractional share in the merger and then as having sold such fractional share for cash. As a result, such a holder of Bats common stock generally will recognize capital gain or loss equal to the difference between the amount of the cash received in lieu of the fractional share and the stockholder's tax basis allocable to such fractional share. Any such capital gain or loss will be long-term capital gain or loss if the holding period of the Bats common stock exchanged for the fractional share of CBOE Holdings common stock is more than one year at the effective time of the merger.

        A holder of Bats common stock who acquired different blocks of Bats common stock at different times and at different prices generally must apply the preceding rules separately to each identifiable block of shares of Bats common stock. A holder of Bats common stock who holds Bats common stock with differing bases or holding periods should consult its tax advisor with regard to identifying the bases or holding periods of the particular shares of CBOE Holdings common stock received in the merger.

  Recharacterization of Gain as a Dividend

        Notwithstanding the foregoing, in some cases if a U.S. holder of Bats common stock actually or constructively owns CBOE Holdings common stock immediately before the merger, and holds such stock after the merger, cash received in the merger could be treated as having the effect of the distribution of a dividend under the provisions of the Code, in which case, notwithstanding the foregoing, any gain recognized will be treated as a dividend to the extent of such U.S. holder's ratable share of the undistributed earnings and profits of Bats. Since the possibility of dividend treatment depends primarily upon the particular circumstances of a holder of Bats common stock, including the application of certain constructive ownership rules, holders of Bats common stock should consult their tax advisors as to the possibility that all or a portion of any cash received in the exchange for their shares of Bats common stock will be treated as a dividend.

  Information Reporting and Backup Withholding

        A non-corporate U.S. holder of Bats common stock may be subject to information reporting and backup withholding at a rate of 28% on any cash payment received (including any cash received in lieu of a fractional share of CBOE Holdings common stock), unless such U.S. holder properly establishes an exemption or provides a correct taxpayer identification number and otherwise complies with backup withholding rules. Any amounts withheld under the backup withholding rules are not an additional tax and may be allowed as a refund or credit against such U.S. holder's U.S. federal income tax liability, provided the required information is timely furnished to the IRS. A U.S. holder of Bats common stock who receives CBOE Holdings common stock as a result of the merger generally will be required to retain records pertaining to the merger, and certain U.S. holders will be required to file a statement setting forth certain facts relating to the merger with the U.S. holder's U.S. federal income tax return for the year in which the merger takes place.

  Accounting Treatment

        ASC 805 requires the use of the acquisition method of accounting for business combinations. In applying the acquisition method, it is necessary to identify the acquirer and the acquiree for accounting purposes. In a business combination effected through an exchange of equity interests, the entity that issues the equity interests is generally considered the acquirer, but there are other factors in ASC 805 that must also be considered. CBOE Holdings management considered these other factors and determined that CBOE Holdings will be considered the acquirer of Bats for accounting purposes. The total purchase price will be allocated to the identifiable assets acquired and liabilities assumed from Bats based on their fair values as of the date of the completion of the proposed transactions, with any excess allocated to goodwill. Reports of financial condition and results of operations of CBOE Holdings issued after completion of the merger will reflect Bats' balances and results after completion of the merger, but will not be restated retroactively to reflect the historical financial position or results of operations of Bats. Following the completion of the merger, the earnings of the combined company will reflect acquisition accounting adjustments (e.g., additional depreciation of property, plant and equipment, amortization of identified intangible assets or other impacts from the purchase price allocation).

        In accordance with the FASB Accounting Standards Codification 350, Intangibles—Goodwill and Other, which we refer to as "ASC 350," goodwill resulting from the purchase business combination will not be amortized but instead will be tested for impairment at least annually (more frequently if certain indicators are present). If CBOE Holdings management determines that the value of goodwill has become impaired, the combined company will incur an accounting charge for the amount of impairment during the fiscal quarter in which the determination is made.

Listing of CBOE Holdings Common Stock

        It is a condition to the completion of the merger that the shares of CBOE Holdings common stock to be issued in connection with the merger be approved for listing on NASDAQ, subject to official notice of issuance. CBOE Holdings intends to list on BZX following the merger, but there can be no assurance regarding the timing of such listing.

Bats Stockholder Appraisal Rights

        In connection with the merger, record holders of Bats common stock who comply with the requirements of Section 262 of the DGCL, which we refer to as "Section 262," which is summarized below, will be entitled to appraisal rights if the merger is completed. Under Section 262 of the DGCL, holders of shares of Bats common stock with respect to which appraisal rights are properly demanded and perfected and not withdrawn or lost are entitled, in lieu of receiving the merger consideration, to have the "fair value" of their shares at the effective time of the merger (exclusive of any element of value arising from the accomplishment or expectation of the merger) judicially determined and paid to them in cash together with a fair rate of interest, if any, upon the amount determined to be the fair value (or, in certain circumstances described below, on the difference between the amount determined to be the fair value and the amount paid by the surviving corporation in the merger to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding). Bats is required to send a notice to that effect to each stockholder as of the record date for notice of the special meeting not less than 20 days prior to the special meeting. This joint proxy statement/prospectus constitutes that notice to you.

        The following is a brief summary of Section 262, which sets forth the procedures for demanding statutory appraisal rights. This summary is qualified in its entirety by reference to Section 262, the text of which is attached to this joint proxy statement/prospectus as Annex E.

        Stockholders of record who desire to exercise their appraisal rights must satisfy all of the following conditions:

        A stockholder who desires to exercise appraisal rights must (1) not vote in favor of the merger and (2) deliver a written demand for appraisal of the stockholder's shares to Bats before the vote on the proposal to adopt the merger agreement at the special meeting. An executed proxy card that does not contain voting instructions will, unless revoked, be voted in favor of the proposal to adopt the merger agreement. Therefore, a Bats stockholder who submits a proxy and who wishes to exercise appraisal rights must mark "AGAINST" or "ABSTAIN" with respect to the proposal to adopt the merger agreement. Bats stockholders who wish to exercise their appraisal rights and hold shares in the name of a bank, broker, trust or other nominee must instruct their nominees to take the steps necessary to enable them to demand appraisal for their shares.

        A demand for appraisal must be executed by or for the stockholder of record and reasonably inform Bats of the identity of the stockholder making the demand and that such stockholder intends thereby to demand the appraisal of such stockholder's shares of common stock. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by all joint owners. An authorized agent, including an agent of two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose that, in exercising the demand, the agent is acting as agent for the record owner. In addition, the stockholder must continuously hold the shares of record from the date of making the demand through the effective time of the merger, and a stockholder will not be entitled to appraisal rights for any shares that such stockholder transfers prior to the effective time of the merger. Neither voting against the adoption of the merger agreement, nor abstaining from voting or failing to vote on the proposal to adopt the merger agreement, will in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. The written demand for appraisal must be in addition to and separate from any proxy or vote on the adoption of the merger agreement.

        A record owner, such as a bank, broker, trust or other nominee, who holds shares as a nominee for others may exercise appraisal rights with respect to the shares held for all or less than all beneficial owners of shares as to which the holder is the record owner. In that case, the written demand must set forth the number of shares covered by the demand. Where the number of shares is not expressly stated, the demand will be presumed to cover all shares outstanding in the name of the record owner.

        Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights before the vote on the proposal to adopt the merger agreement at the special meeting. A beneficial owner of shares held in "street name" who desires appraisal rights with respect to those shares should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record owner of the shares. Shares held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security depositary, such as Cede & Co., The Depository Trust Company's nominee. Any beneficial owner of shares desiring appraisal rights with respect to such shares should instruct such firm, bank or institution that the demand for appraisal must be made by the record holder of the shares, which might be the nominee of a central security depositary if the shares have been so deposited.

        As required by Section 262, a demand for appraisal must be in writing and must reasonably inform Bats of the identity of the record holder (which might be a nominee as described above) and of such holder's intention to seek appraisal of such shares.

        Stockholders of record who elect to demand appraisal of their shares must mail or deliver their written demand to Bats. Such demands may be mailed or delivered to: Bats Global Markets, Inc., 8050 Marshall Drive, Suite 120, Lenexa, Kansas 66214, Attention: Corporate Secretary or by email to legal@bats.com. The written demand for appraisal should specify the stockholder's name and mailing address, the number of shares owned, and that the stockholder is demanding appraisal of such stockholder's shares. The written demand must be received by Bats prior to the special meeting. Neither voting (in person or by proxy) against, abstaining from voting on or failing to vote on the proposal to adopt the merger agreement will alone suffice to constitute a written demand for appraisal within the meaning of Section 262.

        In addition, a stockholder demanding appraisal for shares of Bats voting common stock must not vote such shares of common stock in favor of the proposal to adopt the merger agreement. An executed proxy card that does not contain voting instructions will, unless revoked, be voted in favor of the proposal to adopt the merger agreement. Therefore, a Bats stockholder who votes by proxy and who wishes to exercise appraisal rights must vote against the merger agreement or abstain from voting on the merger agreement.

        Within 120 days after the effective time of the merger, either the surviving corporation in the merger or any stockholder who has timely and properly demanded appraisal of such stockholder's shares and who has complied with the required conditions of Section 262 and is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of all such stockholders. Within 120 days after the effective time of the merger, any stockholder who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of shares not voted in favor of the proposal to adopt the merger agreement and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. The statement must be mailed within ten days after a written request therefor has been received by the surviving corporation or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing, a person who is the beneficial owner of shares held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the surviving corporation the statement described in this paragraph.

        If a petition for an appraisal is timely filed by a stockholder and a copy thereof is served upon the surviving corporation, the surviving corporation will then be obligated within 20 days after such service to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached. After notice of a hearing on the petition is provided to the surviving corporation and the stockholders on the duly verified list as required by the court, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded appraisal for their shares to submit their stock certificates, if any, to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding; and if any stockholder fails to comply with the direction, the Delaware Court of Chancery may dismiss the proceedings as to the stockholder.

        If a petition for appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and thereafter will appraise the shares owned by those stockholders, determining the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest to be paid, if any, upon the amount determined to be the fair value (or, in certain circumstances described in the next paragraph, on the difference between the amount determined to be the fair value and the amount paid by the surviving corporation in the merger to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding). In determining fair value, the Delaware Court of Chancery is to take into account all relevant factors. In Weinberger v. UOP, Inc., et al., the Delaware Supreme Court discussed the considerations that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered and that "[f]air price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that in making this determination of fair value, the court must consider "market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or which could be ascertained as of the date of merger which throw any light on future prospects of the merged corporation." The Delaware Supreme Court construed Section 262 to mean that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered." However, Section 262 provides that fair value is to be determined "exclusive of any element of value arising from the accomplishment or expectation of the merger." In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a "narrow exclusion [that] does not encompass known elements of value," but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered."

        Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, and except as provided in this paragraph, interest from the effective time of the merger through the date of payment of the judgment is compounded quarterly and accrues at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective time of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided in this paragraph only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court of Chancery and (ii) interest theretofore accrued, unless paid at that time.

        Stockholders considering seeking appraisal should bear in mind that the fair value of their shares determined under Section 262 could be more than, the same as, or less than the merger consideration they are entitled to receive pursuant to the merger agreement if they do not seek appraisal of their shares, and that opinions of investment banking firms as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262.

        The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. Upon application of a stockholder seeking appraisal rights, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by such stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses.

        From and after the effective time of the merger, no stockholder who has demanded appraisal rights will be entitled to vote any shares subject thereto for any purpose or receive dividends or other distributions thereon (except dividends or other distributions payable to the stockholders of record at a date prior to the effective time of the merger).

        At any time within 60 days after the effective time of the merger, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party and has demanded appraisal will have the right to withdraw such stockholder's demand for appraisal and to accept the cash and shares of CBOE Holdings common stock to which the stockholder is entitled pursuant to the merger agreement by delivering to the surviving corporation a written withdrawal of the demand for appraisal. After this period, the stockholder may withdraw such stockholder's demand for appraisal only with the written consent of the surviving corporation in the merger. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the effective time of the merger, stockholders' rights to appraisal will cease and all stockholders will be entitled only to receive the cash and shares of CBOE Holdings common stock as provided for in the merger agreement. Inasmuch as the parties to the merger agreement have no obligation to file such a petition, and have no present intention to do so, any stockholder who desires that such petition be filed is advised to file it on a timely basis. No petition timely filed in the Delaware Court of Chancery demanding appraisal will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and that approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, the foregoing does not affect the right of any stockholder who had not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the cash and shares of CBOE Holdings common stock as provided for in the merger agreement within 60 days after the effective date of the merger as provided in the first sentence of this paragraph. If a stockholder requests to withdraw a demand for appraisal later than 60 days after the effective date of the merger, if either the surviving corporation in the merger or, following the filing of a petition, the Delaware Court of Chancery does not approve the dismissal as to that stockholder, the stockholder will be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be less than, equal to or more than the consideration being offered pursuant to the merger agreement.

        The foregoing is a brief summary of Section 262 that sets forth the procedures for demanding statutory appraisal rights. This summary is qualified in its entirety by reference to Section 262, the text of which is attached hereto as Annex E. Failure to comply with all the procedures set forth in Section 262 will result in the loss of a stockholder's statutory appraisal rights.

Delisting and Deregistration of Bats Common Stock

        If the merger is completed, Bats common stock will be delisted from BZX and deregistered under the Exchange Act, and Bats will no longer file periodic reports with the SEC.

Restrictions on Sales of Shares of CBOE Holdings Common Stock Received in the Merger

        The shares of CBOE Holdings common stock to be issued in connection with the merger will be registered under the Securities Act and will be freely transferable, except for shares issued to any stockholder who may be deemed to be an "affiliate" of CBOE Holdings for purposes of Rule 144 under the Securities Act. Persons who may be deemed to be affiliates of CBOE Holdings include individuals or entities that control, are controlled by or are under common control with CBOE Holdings and may include the executive officers, directors and significant stockholders of CBOE Holdings.

Interests of Directors and Executive Officers in the Merger

Bats Directors and Executive Officers

        Bats' directors and executive officers have interests in the merger that are different from, or in addition to, the interests of Bats stockholders generally. These interests may include, but are not limited to:

  •
  the treatment in the merger of stock options and restricted shares held by Bats' directors and executive officers (including accelerated vesting upon a qualifying termination of employment during the 24-month period immediately following the closing of the merger, and in the case of certain outstanding stock options and restricted share awards, accelerated vesting immediately upon the closing of the merger);

  •
  employment agreements that provide for enhanced severance upon a qualifying termination of employment during the 24-month period immediately following the closing of the merger;

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  continued positions of three Bats directors as directors on the board of directors of the combined company; and

  •
  offer letters entered into between certain Bats executive officers with CBOE Holdings pursuant to which each such executive officer has indicated his intent to enter into employment with CBOE following the completion of the merger in exchange for the compensation specified in his respective offer letter.

        In addition, Bats retains the discretion to establish a retention bonus pool in an aggregate amount of $3 million prior to closing of the merger for the benefit of select Bats employees, as determined in the discretion of Bats, of which $1 million in the aggregate may be granted to employees who are currently party to an employment agreement with Bats (including Bats executive officers). However, (i) Chris Concannon, Mark Hemsley and Chris Isaacson, each of whom have entered into offer letters with CBOE Holdings (as described in more detail under the heading "—Offers of Employment with CBOE Holdings" below) are not eligible to receive a retention bonus from this bonus pool and (ii) receipt of payments under the retention bonus pool by any employee who is party to an employment agreement is conditioned on such employee agreeing to amend the "good reason" definition in his or her existing employment agreement in a manner consistent with the definition of "good reason" as amended by the offer letters entered into by each of Messrs. Concannon, Hemsley and Isaacson with CBOE Holdings (as described below). The terms and conditions (including vesting schedules) and allocation of the retention bonus pool amongst eligible employees will be determined in the discretion of Bats, determinations which have not been made as of the date of this joint proxy statement/prospectus.

        These interests are described in more detail below, and certain of them are quantified in the narrative and tabular disclosure included under the heading "—Golden Parachute Compensation" below.

        The Bats board was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and approving the merger and in determining to recommend to Bats stockholders that they adopt the merger agreement. Bats stockholders should take these interests into account in deciding whether to adopt the merger agreement.

  Treatment of Bats Equity Awards

  Stock Options

        Pursuant to the merger agreement, at the effective time of the merger, each outstanding and unexercised Bats Stock Option, whether vested or unvested, will be converted into a CBOE Holdings Stock Option, with the same terms and conditions (including vesting schedules) as were applicable to such Bats Stock Option (but taking into account any changes, including any acceleration of vesting of such Bats Stock Option, occurring by reason of the transactions contemplated by the merger agreement). The number of shares of CBOE Holdings common stock subject to each such CBOE Holdings Stock Option will be equal to the number of shares of Bats common stock subject to the corresponding Bats Stock Option immediately prior to the effective time of the merger multiplied by the exchange ratio (subject to certain adjustments and rounding), and the exercise price of such CBOE Holdings Stock Option will be equal to the per share exercise price under the corresponding Bats Stock Option divided by the exchange ratio (subject to certain adjustments and rounding).

  Restricted Shares

        Pursuant to the merger agreement, at the effective time of the merger, each award of Bats Restricted Shares will be assumed by CBOE Holdings and will be converted into an award of CBOE Holdings Restricted Shares, subject to the same terms and conditions (including vesting schedules) that applied to the applicable Bats Restricted Shares immediately prior to the effective time of the merger (but taking into account any changes, including any acceleration of vesting of such Bats Restricted Shares, occurring by reason provided for in the merger agreement). The number of shares of CBOE Holdings common stock subject to each such award of CBOE Holdings Restricted Shares will be equal to the number of shares of Bats common stock subject to the corresponding Bats Restricted Share award multiplied by the exchange ratio.

  Vesting of Bats Equity Awards

        Pursuant to the terms of the applicable Bats Stock Option and Bats Restricted Share award agreements held by Bats employees (including Bats executive officers), such awards will vest on a "double-trigger" basis in connection with the merger—i.e., the awards will fully vest in the event of a termination of such executive's employment without "cause" or for "good reason" (as defined in such individual's applicable employment agreement) during the 12-month period immediately following the consummation of the merger (or such longer period as set forth in such executive's employment agreement with Bats). However, 137,335 Bats Stock Options granted to Mr. Concannon under a previous Bats equity incentive plan (which would have vested on April 14, 2017 independent of the merger) will fully vest pursuant to their terms on a "single-trigger" basis—i.e., such awards will vest immediately upon the closing of the merger.

        Pursuant to the terms of the Bats Restricted Share awards granted to Bats directors for their service on the Bats board, such awards will fully vest on a single-trigger basis immediately upon the closing of the merger.

        Assuming the closing of the merger will occur on March 31, 2017, the table below sets forth the number of unvested Bats Stock Options and unvested Bats Restricted Shares held by each Bats named executive officer and Bats non-employee directors and an estimate of the intrinsic (i.e., in the money) value of such awards (on a pre-tax basis) based on a price per share of $30.16 (the average closing market price of Bats common stock over the first five business days following the first public announcement of the merger). Depending on the date upon which the closing of the merger actually occurs, certain Bats Stock Options and Bats Restricted Shares that are unvested as of the date of this joint proxy statement/prospectus and that are included in the table below may vest pursuant to their terms, without regard to the merger. For additional information regarding shares of Bats common stock and Bats equity incentive awards held by Bats executive officers and Bats non-employee directors, see the section entitled "Security Ownership of Certain Beneficial Owners and Management of Bats."

Person	Vested Stock Options (#)	Vested Stock Options ($)	Unvested Stock Options (#)		Unvested Stock Options ($)		Unvested Restricted Shares (#)	Unvested Restricted Shares ($)
Named Executive Officers
Chris Concannon	319,424	5,634,639	319,431	(1)	5,634,763	(1)	205,301	6,191,878
Brian Schell	—	—	—		—		102,166	3,081,327
Mark Hemsley	31,535	641,107	—		—		140,647	4,241,914
Chris Isaacson	157,680	3,338,397	—		—		105,502	3,181,940
Bryan Harkins	—	—	—		—		118,388	3,570,582
Non-Employee Directors
Joseph Ratterman	—	—	—		—		7,058	212,869
Robert W. Jones	—	—	—		—		3,529	106,435
Jamil Nazarali	—	—	—		—		3,529	106,435
Frank Reardon	—	—	—		—		3,529	106,435
Michael Richter	—	—	—		—		3,529	106,435

(1)
This amount includes Bats Stock Options with respect to 137,335 shares of Bats common stock granted under a previous Bats equity incentive plan (that would have otherwise vested on April 14, 2017 without regard to the merger), with an estimated aggregate value of $2,422,589 (based on the assumptions set forth above), that will fully vest pursuant to their terms on a "single-trigger" basis immediately upon the closing of the merger.

        Based on the same assumptions used for purposes of estimating the intrinsic value of equity awards held by Bats named executive officers and Bats non-employee directors, as set forth in the table above, the estimated intrinsic value of vested Bats Stock Options and unvested Bats Restricted Shares held by Bats executive officers (other than the Bats named executive officers set forth in the table above) in the aggregate is $4,244,971 and $4,902,757, respectively; these Bats executive officers do not hold any unvested Bats Stock Options.

Change in Control Severance

        Bats previously entered into executive employment agreements with each of the Bats executive officers, effective as of January 1, 2016 (collectively, the "Executive Employment Agreements"). Pursuant to the terms of the Executive Employment Agreements, in the event of (a) an involuntary termination of the executive's employment other than for "cause" or (b) a resignation for "good reason" (as such terms are defined in the applicable Executive Employment Agreement and described below), in each case, during the 24-month period immediately following a change in control of Bats, the Bats executive officers will be entitled to receive, subject to the execution and non-revocation of a release of claims in favor of Bats, the following payments and benefits:

  •
  a lump sum cash severance payment equal to 200% of such executive's (i) annual base salary in effect as of the date of termination and (ii) "target bonus" (calculated as the sum of (x) such executive's target annual performance bonus and (y) 15% of such executive's annual base salary in effect as of the date of termination (which is intended to be an approximation of the bonus payments to which the executive would have otherwise been entitled under the Bats Milestone Bonus Plan));

  •
  a pro-rated target annual performance bonus for the year during which the termination of employment occurs, payable in a lump sum;

  •
  accelerated vesting of all outstanding Bats equity awards held by the executive; and

  •
  a lump sum cash payment equal to the good faith determination of the costs of COBRA premiums for the executive and his or her eligible dependents (on an after-tax basis) for the 12-month period immediately following the date of termination.

        Under the Executive Employment Agreements, "cause" is generally defined to mean:

  •
  deliberate or intentional failure by the executive to perform the executive's material duties, including the executive's intentional refusal to act upon a reasonable instruction of the Bats board;

  •
  intentional act of fraud, embezzlement or theft or other material act of dishonesty;

  •
  purposeful and intentional wrongful damage to material assets of Bats;

  •
  being indicted for or formally charged with, or convicted of, including any plea of nolo contendere or guilty, or a confession to a felony, an act of fraud, misappropriation or embezzlement, a misdemeanor involving moral turpitude, or any violation that would be a disqualification under Article III, Section 4 of the By-Laws of FINRA (or of any successor provision);

  •
  purposeful and intentional wrongful disclosure of confidential information of Bats;

  •
  breach of the executive's duty of loyalty;

  •
  intentional breach of any material employment policy of Bats;

  •
  failure to maintain any material registration, license or other authorization required to perform the executive's duties under the Executive Employment Agreement; or

  •
  violation of any material securities-related law, rule or regulation of any governmental authority, securities exchange or association or other regulatory or self-regulatory body.

        Under the Executive Employment Agreements, "good reason" is generally defined to mean the occurrence of any of the following events or conditions, without the executive's express written consent:

  •
  a material reduction in the executive's authority, responsibility or duties;

  •
  a material reduction in the executive's base salary or target annual performance bonus (including both cash and equity awards); or

  •
  a requirement that the executive be based more than 50 miles from the executive's current office location.

        "Good reason" will exist only if the executive provides Bats with timely notice of the circumstances constituting "good reason" within 60 days after the event's occurrence, Bats fails to cure such circumstances in a timely manner within 30 days after receiving such notice and the executive thereafter terminates employment within 120 days after the end of the cure period.

        Based on compensation levels as of the date of this joint proxy statement/prospectus, the table below sets forth the estimated value of cash severance payments (excluding the value attributable to accelerated vesting of outstanding Bats Stock Options and Bats Restricted Share awards and COBRA premium payments, in each case, as described above) to which the Bats named executive officers would be entitled under their respective Executive Employment Agreements upon an involuntary termination of his or her employment other than for "cause" or a resignation for "good reason" within the 24-month period immediately following the consummation of the merger (other than Mr. Ratterman who is not party to such an agreement). The amounts set forth below are only estimates of the amounts that would be paid out to each such named executive officer in the event of such a termination of employment following the completion of the merger. The actual amounts that may become payable can only be determined at the time of such named executive officer's actual termination of employment.

Named Executive Officer	Estimated Cash Severance ($)	Estimated Pro-Rata Target Bonus ($)	Estimated Total Cash ($)
Mr. Concannon	8,040,000	650,959	8,690,959
Mr. Schell	2,400,000	154,110	2,554,110
Mr. Hemsley	3,081,437	211,869	3,293,306
Mr. Isaacson	2,750,000	197,260	2,947,260
Mr. Harkins	2,750,000	197,260	2,947,260

        The amount of estimated cash severance payable to Bats executive officers (other than the Bats named executive officers set forth in the table above) pursuant to their Executive Employment Agreements with Bats is $5,680,548 in the aggregate.

Offers of Employment with CBOE Holdings

        Each of Messrs. Concannon, Hemsley and Isaacson has entered into an offer letter with CBOE Holdings, pursuant to which each such executive has indicated his intent to enter into employment with the combined company following the completion of the merger in exchange for the compensation specified in his respective offer letter (as described below). The offer letters provide that, following the consummation of the merger, each of these executives is expected to serve in the following roles at the combined company: Mr. Concannon will serve as President and Chief Operating Officer; Mr. Hemsley will serve as Executive Vice President and President of Bats Europe; and Mr. Isaacson will serve as Executive Vice President and Chief Information Officer. Pursuant to Mr. Concannon's offer letter, CBOE Holdings and Mr. Concannon have agreed to negotiate in good faith to enter into a definitive employment agreement prior to the completion of the merger. However, if Mr. Concannon commences employment with the combined company without an agreed-upon definitive employment agreement, the terms of his offer letter will constitute the legally binding terms with respect to Mr. Concannon's employment.

        The offer letters provide for the payment of an initial annual base salary, target annual bonus compensation and target equity incentive compensation, as set forth in the table below.

Executive Officer	Initial Base Salary ($)	Target Annual Cash Bonus ($)	Target Equity Incentive Compensation ($)
Mr. Concannon	1,000,000	1,500,000	2,000,000
Mr. Hemsley(1)	590,346	569,829	596,000
Mr. Isaacson	500,000	700,000	500,000

(1)
Under his offer letter with CBOE Holdings, Mr. Hemsley will receive his initial base salary and target annual cash bonus in British pounds. The amounts of initial base salary and target annual cash bonus reported in this table for Mr. Hemsley were converted to U.S. dollars using a rate of £1.00 to $1.22, which was the exchange rate as of October 20, 2016.

        The offer letters with each of Messrs. Concannon, Hemsley and Isaacson also provide for a one-time, sign-on grant of time-vested restricted stock units with respect to shares of CBOE Holdings common stock pursuant to the Second Amended and Restated CBOE Holdings, Inc. Long-Term Incentive Plan, with a grant date value of $2.0 million, $596,000 and $500,000, respectively. The sign-on restricted stock unit awards will vest in full on the third anniversary of the closing of the merger, subject to the executive remaining in continuous employment with the combined company through such date. In the case of Messrs. Concannon and Isaacson, in the event such executive's employment is terminated without "cause" or for "good reason" (as such terms are defined in the executive's existing Executive Employment Agreement with Bats (as described above), as modified by his offer letter with CBOE Holdings (as described below) or, with respect to Mr. Concannon, his new employment agreement with CBOE Holdings, if applicable), the sign-on restricted stock unit awards will fully vest upon such termination of employment. In addition, Mr. Isaacson is eligible to receive a Trading Platform Incentive Bonus of up to $1.5 million upon achievement of certain performance milestones relating to the successful implementation of the Bats trading platform on CBOE exchanges during the three-year period following the closing of the merger.

        Each of Messrs. Concannon, Hemsley and Isaacson has agreed in his offer letter with CBOE Holdings not to assert that the transition from his current position with Bats to his proposed position with the combined company, in connection with the merger and as set forth in his offer letter, will constitute "good reason" for him to resign under his existing Executive Employment Agreement with Bats. After the closing of the merger (and in the case of Mr. Concannon, until the execution of a definitive employment agreement, as described above), the executives will continue to be eligible for severance and other change in control benefits as provided under their existing respective Executive Employment Agreements with Bats, including the accelerated vesting of their Bats equity awards assumed in the merger. New equity awards granted after the closing with respect to shares of CBOE Holdings common stock will not be subject to the terms of the existing Executive Employment Agreements.

        Pursuant to the offer letters, following the closing of the merger, the definition of "good reason" under the executive's existing Executive Employment Agreement with Bats will be amended and will be defined to mean the occurrence of any of the following events within the 24-month period immediately following the closing:

  •
  a material reduction in the title, role or aggregate compensation from that set forth in such executive's respective offer letter with CBOE Holdings (as described above);

  •
  relocation of such executive's principal office location (as set forth in his respective offer letter with CBOE Holdings) by more than 50 miles; or

  •
  the failure of CBOE Holdings to grant the sign-on restricted stock unit award (described above) to the executive.

        "Good reason" will not be deemed to exist under the offer letters unless the executive complies with the procedural requirements set forth in his existing Executive Employment Agreement with Bats, as described above.

        Upon the expiration of each executive's eligibility to receive change in control benefits under their existing respective Executive Employment Agreements with Bats (and, in the case of Mr. Concannon, absent a definitive employment agreement as described above), the executives will become eligible for coverage under the CBOE Holdings' executive level severance policy in lieu of any right to receive severance or other termination-related benefits under their existing Executive Employment Agreements with Bats.

Golden Parachute Compensation

        This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation of each of Bats' named executive officers that is based on or otherwise relates to the merger and that will or may become payable to the named executive officers at the closing of the merger or on a qualifying termination of employment upon or following the consummation of the merger. This compensation is referred to as "golden parachute" compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the merger-related compensation payable to the Bats named executive officers. Bats stockholders are being asked to approve, by a non-binding advisory vote, the "golden parachute" compensation payable to these individuals.

        Pursuant to the terms of the applicable Bats Stock Option and Bats Restricted Share award agreements granted to Bats named executive officers, such awards will vest on a double-trigger basis upon a qualifying termination of the named executive officer's employment in connection with the merger. However, 137,335 Bats Stock Options granted to Mr. Concannon under a previous Bats equity incentive plan (which would have vested on April 14, 2017 independent of the merger) will fully vest pursuant to their terms on a "single-trigger" basis (i.e., such awards will vest immediately upon the closing of the merger). For details on the treatment of outstanding Bats Stock Options and Bats Restricted Shares held by Bats named executive officers, see the sections entitled "—Treatment of Bats Equity Awards" and "—Change in Control Severance" above .

        Each of Bats' named executive officers is also entitled to certain change in control severance payments and benefits pursuant to his existing Executive Employment Agreement with Bats in the event of a qualifying termination of such named executive officer's employment in connection with the merger, as described in more detail under the heading "—Change in Control Severance" above.

        The amounts set forth in the table below assume the following:

  •
  the closing of the merger occurs on March 31, 2017, the latest practicable date determined pursuant to Item 402(t) of Regulation S-K;

  •
  the Bats named executive officers were terminated without "cause" or resigned for "good reason" immediately following the closing of the merger on March 31, 2017; and

  •
  the Bats trading price is $30.16 per share, which is the average closing market price of Bats common stock over the first five business days following the first public announcement of the merger.

        The amounts reported in the table below for Messrs. Concannon, Hemsley and Isaacson do not reflect the terms of their respective offer letters with CBOE Holdings, as described in more detail under the heading "—Offers of Employment with CBOE Holdings" above. The amounts reported in the table below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this joint proxy statement/prospectus, and do not reflect compensation actions that may occur following the filing of this joint proxy statement/prospectus. As a result, the actual amounts, if any, to be received by a Bats named executive officer may differ materially from the amounts set forth below. In addition, all amounts (except amounts with respect to the acceleration of vesting of certain outstanding Bats Stock Options held by Mr. Concannon and Bats Restricted Shares held by Mr. Ratterman granted to him for his service on the Bats board) reflected in the table below are attributable to double-trigger arrangements (i.e., the amounts are payable in the event of a qualifying termination of the named executive officer's employment during the 24-month period immediately following the consummation of the merger).

Name	Cash ($)(1)	Equity ($)(2)		Perquisites/ Benefits ($)(4)	Total ($)
Chris Concannon	8,690,959	11,826,641	(3)	21,037	20,538,637
President and Chief Executive Officer
Brian Schell	2,554,110	3,081,327		18,508	5,653,945
EVP, Chief Financial Officer; Treasurer
Mark Hemsley(5)	3,293,306	4,241,914		6,326	7,541,546
EVP, Chief Executive Officer of Bats Europe
Chris Isaacson	2,947,260	3,181,940		18,402	6,147,602
EVP, Global Chief Information Officer
Bryan Harkins	2,947,260	3,570,582		17,852	6,535,694
EVP, Head of U.S. Markets
Joseph Ratterman	—	212,869	(6)	—	212,869
Former President and Chief Executive Officer, Current Non-Executive Chairman

(1)
The amounts in this column reflect the following estimated payments under each named executive officer's existing Executive Employment Agreement with Bats (other than Mr. Ratterman who is not party to such an agreement), all of which are "double-trigger" payments that will become payable upon the termination of the named executive officer's employment without "cause" or the executive's resignation for "good reason" during the 24-month period immediately following the closing of the merger, as described in more detail under the heading "—Change in Control Severance" above:

Name	Cash Severance ($)(a)	Pro-Rata Target Bonus ($)(a)	Total Cash ($)
Mr. Concannon	8,040,000	650,959	8,690,959
Mr. Schell	2,400,000	154,110	2,554,110
Mr. Hemsley	3,081,437	211,869	3,293,306
Mr. Isaacson	2,750,000	197,260	2,947,260
Mr. Harkins	2,750,000	197,260	2,947,260
Mr. Ratterman	—	—	—

(a)
The amount of estimated cash severance included in this column for each named executive officer is equal to 200% of such named executive officer's (i) annual base salary as of the termination date and (ii) "target bonus" (calculated as the sum of (A) such executive's target annual performance bonus and (B) 15% of such executive's annual base salary in effect on the date of termination of employment (which is intended to be an approximation of the bonus payments to which the executive would have otherwise been entitled under the Bats Milestone Bonus Plan));

(b)
The amounts included in this column reflect an estimated pro-rated target annual performance bonus for the year during which the termination of employment occurs.
(2)
The amounts included in this column for each named executive officer reflect the estimated intrinsic (i.e., in the money) value of outstanding and unvested Bats Stock Options and Bats Restricted Share awards, as the case may be, held by such named executive officer, which (except for certain Bats Stock Options held by Mr. Concannon (as described in footnote 3 below) and Bats

  Restricted Shares granted to Mr. Ratterman for his service on the Bats board (as described in footnote 6 below)) will vest on a "double-trigger" basis (i.e., upon an involuntary termination of the named executive officer's employment other than for "cause" or a resignation for "good reason" during the 24-month period immediately following the closing of the merger), pursuant to the terms of each named executive officer's existing Executive Employment Agreement with Bats, as described in more detail under the heading "—Change in Control Severance" above.

(3)
With respect to the value of equity acceleration reflected for Mr. Concannon, $2,422,589 is attributable to 137,335 Bats Stock Options granted under a previous Bats equity incentive (that would otherwise have vested on April 14, 2017 without regard to the merger) that will fully vest pursuant to their terms on a "single-trigger" basis immediately upon the closing of the merger, as described in more detail under the heading "—Treatment of Bats Equity Awards" above.

(4)
The amounts included in this column for each named executive officer reflect an estimated cash payment equal to the costs of COBRA premiums (on an after-tax basis) for the executive and his eligible dependents for the 12-month period following the date of termination, pursuant to the terms of each named executive officer's existing Executive Employment Agreement with Bats, as described in more detail under the heading "—Change in Control Severance" above.

(5)
Under his Executive Employment Agreement with Bats, Mr. Hemsley receives his annual base salary and target bonus in British pounds. The amounts of cash severance and COBRA premium payments reported in this table for Mr. Hemsley were converted to U.S. dollars using a rate of £1.00 to $1.22, which was the exchange rate as of October 20, 2016.

(6)
The amount reported for Mr. Ratterman represents Bats Restricted Shares granted to him for his service as a non-employee director on the Bats board that, consistent with the terms of Bats Restricted Shares granted to other Bats non-employee directors, will fully vest on a "single-trigger" basis immediately upon the closing of the merger, as described in more detail under the heading "—Treatment of Bats Equity Awards" above.

CBOE Executive Officers

        Two of CBOE Holdings' executive officers have interest in the merger that are different from, or in addition to, the interests of CBOE Holdings stockholders generally. On September 22, 2016, each of Edward L. Provost, President and Chief Operating Officer of CBOE Holdings, and Gerald O'Connell, Chief Technology Officer of CBOE Holdings, notified CBOE Holdings of his intention to retire from CBOE Holdings effective upon (and contingent upon) the closing of the merger. In connection with the proposed merger, the CBOE Holdings board determined that in connection with their termination of employment following the closing of the merger, each of Messrs. Provost and O'Connell, would be entitled to (i) the severance benefits payable under the terms of the CBOE Holdings Executive Severance Plan, (ii) accelerated vesting in full of any outstanding restricted stock units held by executive, (iii) accelerated vesting of any outstanding performance share units, held by the executive, prorated for the portion of the performance period completed at the time of termination and subject to attainment of the applicable performance goals through the full performance period and (iv) if the long-term incentive award approved in 2016 and the long-term incentive award scheduled to be granted for 2017 have not been granted as of the date of termination, a cash payment equal to the value of such awards that would have become vested if the awards had been granted prior to termination. As of the date of this joint proxy statement/prospectus, Mr. Provost is 64 years of age and otherwise would have become entitled to the accelerated vesting of his restricted stock units and performance share units in the manner described in clauses (ii) and (iii) above, if he had retired on or after attaining age 65. Mr. O'Connell turned 65 years of age prior to the date of this joint proxy statement/prospectus and thus, even in the absence of the CBOE Holdings board action, described above, he is entitled to the accelerated vesting of his restricted stock units and performance share units in the manner described in clauses (ii) and (iii) above.

Board of Directors of CBOE Holdings after the Merger

        In connection with the merger, CBOE Holdings has agreed to take all requisite actions so that, as of the effective time of the merger, the CBOE Holdings board will consist of 14 directors, including three individuals designated by Bats who are serving on the Bats board immediately prior to the effective time of the merger and comply with the policies of the CBOE Holdings N&G Committee disclosed to Bats. Bats' current directors will resign from the Bats board as of the effective time of the merger. The CBOE Holdings board has indicated that it intends to appoint Joe Ratterman, the current Chairman of the Bats board, to the CBOE Holdings board at the effective time of the merger. However, as of the date of this joint proxy statement/prospectus, the CBOE Holdings board has not taken any such action, nor has there been any determination as to the identity of the other two Bats directors who will be appointed to the CBOE Holdings board or the three CBOE Holdings directors who will step down from the CBOE Holdings board at the effective time of the merger.

        Information about the current CBOE Holdings directors and executive officers can be found in the documents listed under the heading "Where You Can Find More Information."

THE MERGER AGREEMENT

        The following summary describes the material provisions of the merger agreement. The summary is qualified in its entirety by reference to the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus and is incorporated into this joint proxy statement/prospectus by reference. You should read the merger agreement carefully in its entirety, as it is the legal document governing the transaction.

        The merger agreement and the following summary have been included to provide you with information regarding the terms of the merger agreement and the transactions contemplated thereby. We do not intend for the text of the merger agreement to be a source of factual, business or operational information about CBOE Holdings or Bats. That information can be found elsewhere in this joint proxy statement/prospectus and in the other public documents that CBOE Holdings files with the SEC. See "Where You Can Find More Information" beginning on page 422.

        The merger agreement contains representations, warranties, covenants and other agreements that the parties made to each other only for purposes of the merger agreement and as of specific dates. Representations and warranties are used as a tool to allocate risks between the respective parties to the merger agreement, including to the extent the parties do not have complete knowledge of all facts, and not necessarily to establish such matters as facts. Furthermore, the representations and warranties in the merger agreement may be modified or qualified by information contained in disclosure letters that the parties exchanged in connection with the execution of the merger agreement or certain of the respective parties' SEC filings. Some of these representations and warranties may not be accurate or complete as of a specific date because they are subject to a contractual standard of materiality that may be different from the standard generally applied under the federal securities laws. Finally, information concerning the subject matter of the representations and warranties in the merger agreement may have changed since the date of the merger agreement, which may or may not be fully reflected in CBOE Holdings' and Bats' public disclosures.

Structure and Completion of the Merger

        On the terms and subject to the conditions set forth in the merger agreement, Merger Sub, a wholly owned subsidiary of CBOE Holdings, will merge with and into Bats, with Bats surviving the merger as a wholly owned subsidiary of CBOE Holdings.

        The merger will occur on the date on which closing of the merger actually occurs (the "closing date") (or on such other date as CBOE Holdings and Bats may agree) but no later than the fifth business day after the date upon which all of the conditions to completion of the merger contained in the merger agreement (other than those conditions that are waived or that may only be satisfied at the closing of the merger, but subject to the satisfaction of such conditions) are satisfied or waived (see "—Conditions to Completion of the Merger"). However, if the marketing period (as defined below) has not ended at the time of the satisfaction or waiver of such conditions (other than those conditions that may only be satisfied on the closing date, but subject to the satisfaction or waiver of such conditions), the closing will occur instead on (a) the date following the satisfaction or waiver of such conditions that is the earliest to occur of (i) any business day during the marketing period specified by CBOE Holdings to Bats on no less than three (3) business days' written notice and (ii) the third business day after the final day of the marketing period, but subject, in each case, to the satisfaction or waiver of the conditions to completion of the merger (other than those conditions that by their terms may only be satisfied on the closing date, but subject to the satisfaction or waiver of those conditions at such time) at such time or (b) such other date, time or place as agreed to in writing.

        The "marketing period" is the first period of 20 consecutive business days after the date of the merger agreement throughout which CBOE Holdings has received the required information (as defined below) from Bats, and such required information is compliant (as defined below). However, if Bats in good faith reasonably believes it has provided the required information and that such required information is compliant, it may deliver to CBOE Holdings a written notice to that effect (stating when Bats believes it completed such delivery), in which case CBOE Holdings will promptly deliver such notice to CBOE Holdings' debt financing sources, Bats will be deemed to have complied with the delivery of required information and the marketing period will be deemed to have commenced as of such date unless CBOE Holdings in good faith reasonably believes Bats has not completed the delivery of the required information or that the required information is not compliant and, within three business days after the delivery of such notice by Bats, delivers a written notice to Bats to that effect (stating with specificity, to the extent reasonably practicable, which required information that CBOE Holdings believes in good faith that Bats has not delivered or is not compliant). Notwithstanding the foregoing, the "marketing period" will (x) not commence and will be deemed not to have commenced prior to the date of the merger agreement, prior to the mailing of this joint proxy/prospectus and (y) exclude July 3, 2017 and July 5, 2017 from the determination of such 20 consecutive business day period and if such 20 consecutive business day period has not ended on or prior to August 21, 2017, then the marketing period will commence no earlier than September 11, 2017.

        The merger will become effective at the time that the certificate of merger has been filed with, and accepted by, the Secretary of State of the State of Delaware, or at such later time agreed to by the parties and specified in the certificate of merger.

        Immediately following the completion of the merger, the surviving corporation from the merger, Bats, will merge with and into Merger LLC, a wholly owned subsidiary of CBOE Holdings, with Merger LLC surviving the subsequent merger.

        Bats and CBOE Holdings currently expect that the merger and the subsequent merger will be completed in the first half of 2017.

Merger Consideration

  Conversion of Shares

        The merger agreement provides that at the effective time of the merger, each share of Bats common stock issued and outstanding immediately prior to the effective time of the merger (other than shares held by CBOE Holdings, Bats or any of their respective subsidiaries and shares held by any holder of Bats common stock who is entitled to demand and properly demands appraisal of such shares under Delaware law ("appraisal shares")) will be converted into the right to receive, at the election of the holders of such shares of Bats common stock, either a combination of shares of CBOE Holdings common stock and cash, an amount of cash or shares of CBOE Holdings common stock, in each case as further described below, subject to the automatic proration and adjustment procedures described below under "—Merger Consideration—Cash Consideration," "—Merger Consideration—Stock Consideration," and "—Allocation of Merger Consideration and Illustrative Elections and Calculations."

        The consideration to be paid to Bats stockholders electing to receive only cash consideration or stock consideration is subject, pursuant to the terms of the merger agreement, to automatic adjustment, as applicable, to ensure that the total amount of cash paid and the total number of shares of CBOE Holdings common stock issued in the merger is the same as what would be paid and issued if all Bats stockholders were to receive the mixed consideration. Accordingly, the total number of shares of CBOE Holdings common stock to be issued and the total amount of cash to be paid by CBOE Holdings as part of the merger consideration will not change from what was agreed to in the merger agreement (other than for adjustment in the event that there is any change in the outstanding shares of capital stock of CBOE Holdings or Bats as a result of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange or readjustment of shares or other similar transaction, or any stock dividend or stock distribution that is declared thereon (a "capital stock adjustment event")). However, since the market price of CBOE Holdings common stock will fluctuate, the total value of the mixed consideration and the value of the stock consideration may increase or decrease between the date of the merger agreement and the effective time of the merger. Accordingly, the value of the actual per share consideration to be paid to Bats stockholders cannot be determined until after the determination of the closing CBOE Holdings VWAP (as defined below). No fractional shares of CBOE Holdings common stock will be issued in the merger, and Bats stockholders will receive cash in lieu of any fractional shares of CBOE Holdings common stock.

  Mixed Consideration

        The merger agreement provides that each share of Bats common stock with respect to which a Bats stockholder makes an election to receive a fixed combination of cash and CBOE Holdings common stock (each, a "mixed consideration electing share"), and each share for which a Bats stockholder fails to make any election with respect to such stockholder's shares of Bats common stock prior to the election deadline (each, a "non-electing share"), will be converted into the right to receive the mixed consideration.

  Cash Consideration

        The merger agreement provides that each share of Bats common stock with respect to which a Bats stockholder makes a valid election to receive cash (each, a "cash electing share") will be converted into the right to receive the cash consideration provided that the available cash election amount (as defined below) equals or exceeds the cash election amount (as defined below). The amount of cash consideration that each cash electing share is entitled to receive is referred to as the "per share cash election consideration."

        Notwithstanding anything contained in the first sentence of the immediately preceding paragraph to the contrary, if:

  •
  the product of (i) the number of cash electing shares and (ii) the per share cash election consideration (the "cash election amount") exceeds

  •
  the difference between (i) the product of (a) $10.00 and (b) the total number of shares of Bats common stock (other than shares of Bats common stock held by CBOE Holdings or a wholly owned subsidiary of Bats or CBOE Holdings) issued and outstanding immediately prior to the effective time of the merger minus (ii) the product of (a) the number of mixed consideration electing shares (including any non-electing shares) and (b) $10.00 (such difference, the "available cash election amount"), then each cash electing share will be converted into a right to receive:

  •
  an amount of cash, without interest, equal to the product (rounded to two decimal places) of (i) the per share cash election consideration and (ii) a fraction, the numerator of which will be the available cash election amount and the denominator of which will be the cash election amount (the "cash fraction") and

  •
  a number of shares of CBOE Holding common stock equal to the product of:

  •
  (i) the sum of 0.3201 of a share of CBOE Holdings common stock (the "mixed election stock exchange ratio"), plus (y) the quotient (rounded to four decimal places) of $10.00 divided by the closing CBOE Holdings VWAP, multiplied by

  •
  one minus the cash fraction.

  Stock Consideration

        The merger agreement provides that each share of Bats common stock with respect to which a Bats stockholder makes a valid election to receive stock (a "stock electing share") will convert into a number of shares of CBOE Holdings common stock equal to the exchange ratio, provided that the cash election amount equals or exceeds the available cash election amount. The number of shares that each stock electing share is entitled to receive is referred to as the "per share stock election consideration."

        Notwithstanding anything contained in the first sentence of the immediately preceding paragraph to the contrary, if the available cash election amount exceeds the cash election amount, then each stock electing share will be converted into the right to receive:

  •
  an amount of cash, without interest, equal to the amount (rounded to two decimal places) of such excess divided by the number of stock electing shares (such fraction, the "excess cash amount") and

  •
  a number of shares of CBOE Holdings common stock equal to the product (rounded to four decimal places) of (x) the exchange ratio and (y) a fraction, the numerator of which will be the per share cash election consideration minus the excess cash amount and the denominator of which will be the per share cash election consideration (such fraction, the "stock fraction").

Allocation of Merger Consideration and Illustrative Elections and Calculations

        The aggregate amount of cash and the aggregate number of shares of CBOE Holdings common stock to be paid and issued, respectively, to Bats stockholders pursuant to the merger are fixed (in each case subject to adjustment in the event that there is any capital stock adjustment event). If the elections of all of the Bats stockholders result in an oversubscription or undersubscription of the available cash election amount, the aggregate amount of cash or CBOE Holdings common stock, as applicable, will not be adjusted. Rather, the exchange agent will allocate between cash and shares of CBOE Holdings common stock in the manner described above under "—Merger Consideration—Cash Consideration" and "—Merger Consideration—Stock Consideration", and as illustrated below to ensure that the total amount of cash paid and the total number of shares of CBOE Holdings common stock issued by CBOE Holdings in the merger each represents approximately 31% and 69% of the aggregate merger consideration, respectively (taking into account the roll-over of Bats stock options and restricted shares, as described above under "—Interests of Directors and Executive Officers in the Merger—Bats Directors and Executive Officers—Treatment of Bats Equity Awards" and based on the closing price of CBOE Holdings common stock on September 22, 2016, the last full trading day prior to media publications regarding the proposed merger). Accordingly, there is no assurance that a Bats stockholder that has made a valid election to receive the cash consideration or the stock consideration will receive the form or combination of consideration elected with respect to the shares of Bats common stock held by such stockholder. See "Risk Factors—Risks Relating to the Merger and the Combined Company—Bats stockholders may receive a form or combination of consideration different from what they elect."

        Set forth below are illustrations of both an oversubscription of cash and an undersubscription of cash and the resulting automatic proration and adjustment of those stockholders electing to receive the cash consideration or the stock consideration, as applicable.

  General Assumptions for All Illustrations

Number of shares of Bats common stock outstanding as of closing	98,338,248	(1)
Per share cash amount	$10.00
Mixed election stock exchange ratio	0.3201
Exchange ratio	0.4642	(2)
Closing CBOE Holdings VWAP	$69.41	(3)

(1)
Includes (i) 1,905,635 shares of Bats common stock issuable upon the exercise of Bats Stock Options and (ii) 1,580,196 unvested Bats Restricted Shares.

(2)
Determined by adding the mixed election stock exchange ratio (0.3201) and the quotient (rounded to four decimal places) of (x) the per share cash amount ($10.00) divided by (y) the assumed closing CBOE Holdings VWAP ($69.41).

(3)
The closing price of CBOE Holdings common stock reported on NASDAQ on September 22, 2016, the last full trading day prior to media publications regarding the proposed merger, and for purposes of this calculation was assumed to be the volume-weighted average price of CBOE Holdings common stock for the period of ten consecutive trading days ending on the second full trading day prior to the effective time of the merger.

        Illustration #1: Oversubscription of Cash Consideration/Undersubscription of Stock Consideration

Additional Assumptions for Illustration #1

Number of cash electing shares	73,753,686
Number of mixed consideration electing shares	9,833,825
Number of stock electing shares	14,750,737

Determination of the Cash Election Amount and the Available Cash Election Amount

  Cash Election Amount

Number of cash electing shares	73,753,686
Per share cash election consideration	$32.22	(1)
Cash election amount	$2,376,206,654.82	(2)

(1)
Determined by adding the per share cash amount of $10.00 and the product (rounded to two decimal places) of (x) the mixed election stock exchange ratio (0.3201) multiplied by (y) the assumed closing CBOE Holdings VWAP ($69.41).

(2)
Determined by multiplying the number of cash electing shares by the unrounded per share cash election consideration.

  Available Cash Election Amount

Number of shares of Bats common stock outstanding as of closing	98,338,248	(1)
Per share cash amount	$10.00
Number of mixed consideration electing shares	9,833,825
Available cash election amount	$885,044,230	(2)

(1)
Includes (i) 1,905,635 shares of Bats common stock issuable upon the exercise of Bats Stock Options and (ii) 1,580,196 unvested Bats Restricted Shares.

(2)
Determined by calculating the difference between (i) the product of (x) the per share cash amount ($10.00) and (y) the total number of shares of Bats common stock issued and outstanding immediately prior to the effective time of the merger (98,338,248) minus (ii) the product of (x) the number of mixed consideration electing shares (9,833,825) and (y) the per share cash amount ($10.00).

        Given that the cash election amount exceeds the available cash election amount, the merger consideration to be paid to mixed consideration electing shares, cash electing shares and stock electing shares would be determined as follows:

        Each mixed consideration electing share of Bats common stock would receive:

  •
  $10.00 in cash and

  •
  0.3201 of a share of CBOE Holdings common stock.

        Each cash electing share of Bats common stock would receive (as illustrated below):

  •
  $12.00 in cash, and

  •
  0.2913 shares of CBOE Holdings common stock.

        Each stock electing share of Bats common stock would receive 0.4642 shares of CBOE common stock.

Determination of Proration and Adjustment to Merger Consideration for Cash Electing Shares

  Cash Portion of Consideration

Per share cash election consideration	$32.22	(1)
Cash fraction	0.3725	(2)
Cash portion of consideration	$12.00	(3)

(1)
Represents the amount of cash (rounded to two decimal places) determined by adding the per share cash amount of $10.00 and the product of (x) the mixed election stock exchange ratio (0.3201) multiplied by the assumed closing CBOE Holdings VWAP ($69.41).

(2)
Represents the available cash election amount ($885,044,230) divided by the cash election amount ($2,376,206,654.82).

(3)
Determined by multiplying the per share cash election consideration by the cash fraction.

  Stock Portion of Consideration

Exchange ratio	0.4642
One minus the cash fraction	0.6275
Stock portion of consideration	0.2913	(1)

(1)
Determined by multiplying (x) the exchange ratio (0.4642) by (y) one minus the cash fraction (0.3725).

        Illustration #2: Undersubscription of Cash Consideration/Oversubscription of Stock Consideration

Additional Assumptions for Illustration #2

Number of cash electing shares	14,750,737
Number of mixed consideration electing shares	9,833,825
Number of stock electing shares	73,753,686

Determination of the Cash Election Amount and the Available Cash Election Amount

  Cash Election Amount

Number of cash electing shares	14,750,737
Per share cash election consideration	$32.22	(1)
Cash election amount	$475,241,324.52	(2)

(1)
Determined by adding the per share cash amount of $10.00 and the product (rounded to two decimal places) of (x) the mixed election stock exchange ratio (0.3201) multiplied by (y) the assumed closing CBOE Holdings VWAP ($69.41).

(2)
Determined by multiplying the number of cash electing shares by the unrounded per share cash election consideration.

  Available Cash Election Amount

Number of shares of Bats common stock outstanding as of closing	98,338,248	(1)
Per share cash amount	$10.00
Number of mixed consideration electing shares	9,833,825
Available cash election amount	$885,044,230	(2)

(1)
Includes (i) 1,905,635 shares of Bats common stock issuable upon the exercise of Bats Stock Options and (ii) 1,580,196 unvested Bats Restricted Shares.

(2)
Determined by calculating the difference between (i) the product of (x) the per share cash amount ($10.00) and (y) the total number of shares of Bats common stock issued and outstanding immediately prior to the effective time of the merger (98,338,248) minus (ii) the product of (x) the number of mixed consideration electing shares (9,833,825) and (y) the per share cash amount ($10.00).

        Given that the available cash election amount exceeds the cash election amount, the merger consideration to be paid to mixed consideration electing shares, cash electing shares and stock electing shares would be determined as follows:

        Each mixed consideration electing share of Bats common stock would receive:

  •
  $10.00 in cash, and

  •
  0.3201 of a share of CBOE Holdings common stock.

        Each cash electing share of CBOE Holdings common stock would receive $32.22 in cash.

        Each stock electing share of Bats common stock would receive (as illustrated below):

  •
  $5.56 in cash, and

  •
  0.3841 shares of CBOE Holdings common stock.

  Determination of Proration and Adjustment to Merger Consideration for Stock Electing Shares

  Cash Portion of Consideration

Cash election amount	$475,241,324.52
Available cash election amount	$885,044,230
Cash portion of consideration	$5.56	(1)

(1)
Represents the amount of cash (rounded to two decimal places) determined by calculating the amount by which the available cash election amount exceeds the cash election amount ($409,802,905.48) and dividing such number by the number of stock electing shares (73,753,686).

  Stock Portion of Consideration

Exchange ratio	0.4642
Stock fraction	0.8274	(1)
Stock portion of consideration	0.3841	(2)

(1)
Represents (x) the per share cash election consideration ($32.22) minus the cash portion of the consideration determined above ($5.56) divided by (y) the per share cash election consideration ($32.22).

(2)
Represents the product (rounded to four decimal places) determined by multiplying (x) the exchange ratio (0.4642) by (y) the stock fraction (0.8274).

Manner and Procedure for Exchanging Shares of Bats Common Stock; No Fractional Shares

        Prior to the effective time of the merger, the merger agreement provides that CBOE Holdings will deposit with Computershare Trust Company, N.A., for the benefit of the holders of shares of Bats common stock, certificates representing the full number of shares of CBOE Holdings common stock issuable in connection with the merger, and will provide or will cause to be provided to the exchange agent all of the cash necessary to pay the cash portion of the merger consideration. After the effective time of the merger on the appropriate payment date, if applicable, CBOE Holdings will provide or cause to be provided to the exchange agent any dividends or other distributions payable on such shares of CBOE Holdings common stock pursuant to the merger agreement.

        The conversion of shares of Bats common stock into the right to receive the merger consideration will occur automatically at the effective time of the merger.

        Following completion of the merger, Bats will not register any transfers of Bats common stock outstanding on its stock transfer books prior to the merger.

        CBOE Holdings will not issue certificates or scrip representing fractional shares in the merger. Instead, each holder of shares of Bats common stock who would otherwise be entitled to a fractional share of CBOE Holdings common stock will have their fractional shares aggregated and will be entitled to receive a cash payment, without interest, rounded down to the nearest cent, from the exchange agent, in lieu of such fractional shares in an amount equal to the product of:

  •
  the amount of the fractional interest in a share of CBOE Holdings common stock to which such holder is entitled under the merger agreement; multiplied by

  •
  an amount equal to the closing CBOE Holdings VWAP.

Election Procedures

        The election form will be mailed to Bats stockholders with this joint proxy statement/prospectus. The election form will allow each Bats stockholder to specify the number of shares of Bats common stock with respect to which such holder elects to receive cash consideration, stock consideration or mixed consideration. The election must be made prior to the election deadline. The election deadline will be 5:00 p.m., New York City time, on the date that is two business days before the closing date. CBOE Holdings and Bats will publicly announce the anticipated election deadline at least three business days before the anticipated closing date of the merger. If the closing date is delayed to a subsequent date, the election deadline will be similarly delayed to a subsequent date, and CBOE Holdings and Bats will promptly announce any such delay and, when determined, the rescheduled election deadline.

        To make a valid election, each Bats stockholder must submit a properly completed form of election so that it is actually received by the exchange agent at its designated office at or prior to the election deadline. A form of election will be properly completed and signed and accompanied by any additional documents required by the procedures set forth in the form of election.

        If a Bats stockholder does not make an election to receive cash consideration, stock consideration or mixed consideration pursuant to the merger, the election is not received by the exchange agent by the election deadline, or the form of election is improperly completed and/or is not signed, that stockholder will be deemed not to have made an election. Bats stockholders not making an election will be deemed to have elected to receive mixed consideration with respect to those shares for which they are deemed not to have made an election.

        Any form of election may be revoked with respect to all or a portion of shares of Bats common stock by a Bats stockholder submitting a form of election prior to the election deadline. If a cash election or stock election is so revoked, the shares of Bats common stock represented by the election form will be treated as shares electing mixed consideration unless the stockholder properly makes a subsequent election. The accounts of holders of book-entry shares will not be credited at the Depository Trust Company, unless that stockholder so requests. The exchange agent will generally have discretion to determine, in its good faith, whether any election or revocation has been properly or timely made and to disregard immaterial defects in the election forms. None of CBOE Holdings, Merger Sub, Merger LLC, Bats or the exchange agent will have any obligation to notify Bats stockholders of any defect in a form of election.

Treatment of Equity Awards

  Bats Stock Options

        Pursuant to the merger agreement, at the effective time of the merger, each Bats Stock Option will be converted at the effective time of the merger into a CBOE Holdings Stock Option, with the same terms and conditions (including vesting schedule) as were applicable to such Bats Stock Option (but taking into account any changes, including any acceleration or vesting of such Bats Stock Option as provided in the applicable Bats equity incentive plan, applicable award documents or any applicable employment agreement or retention policy) occurring by reason of the transactions contemplated by the merger agreement.

        The number of shares of CBOE Holdings common stock subject to each such CBOE Holdings Stock Option will be equal to the number of shares of Bats common stock subject to the corresponding Bats Stock Option immediately prior to the effective time of the merger, multiplied by the exchange ratio, rounded down to the nearest whole share of CBOE Holdings common stock.

        The exercise price per share for each such CBOE Holdings Stock Option will be equal to the exercise price per share of Bats common stock specified in such Bats Stock Option divided by the exchange ratio (rounded up to the nearest whole cent). The exercise price, the number of shares of CBOE Holdings common stock subject to each CBOE Holdings Stock Option and the terms and conditions of exercise of each Bats Stock Option will be determined in a manner consistent with Section 409A of the Code and, as applicable, Section 424(c) of the Code.

  Bats Restricted Shares

        Pursuant to the merger agreement, at the effective time of the merger, each outstanding award of Bats Restricted Shares that is outstanding and unvested immediately prior to the effective time of the merger (other than shares held by CBOE Holdings, Bats or any of their respective subsidiaries, appraisal shares and other than unvested Bats Restricted Shares granted under Bats equity incentive plans) will be assumed by CBOE Holdings and will be converted into CBOE Holdings Restricted Shares, and each such CBOE Holdings Restricted Share will be subject to the same terms and conditions (including vesting schedule) that applied to the corresponding Bats Restricted Share immediately prior to the effective time of the merger (but taking into account any changes including any acceleration of vesting of such Bats Restricted Shares provided for in the merger agreement). The number of shares of CBOE Holdings common stock subject to each such award of CBOE Holdings Restricted Shares will be equal to the product of the (i) total number of outstanding Bats Restricted Shares immediately prior the effective time of the merger, multiplied by (ii) the exchange ratio.

Distributions with Respect to Unexchanged Shares

        No dividends or distributions with respect to CBOE Holdings common stock with a record date after the effective time of the merger will be paid to the holder of any book-entry shares formerly representing Bats common stock with respect to the shares of CBOE Holdings common stock issuable upon surrender of any book-entry shares formerly representing Bats common stock, and no cash payment in lieu of fractional shares will be paid to any such holder until delivery of a form of election. After the merger is completed and following the delivery of a form of election, holders of shares of Bats common stock will be entitled to (i) the amount of any cash payable in lieu of a fractional share of CBOE Holdings common stock to which the holder is entitled and the amount of dividends or other distributions with a record date after the effective time of the merger which have been paid with respect to CBOE Holdings common stock and (ii) at the appropriate payment date, an amount equal to the dividends or other distributions payable with respect to such shares of CBOE Holdings common stock with a record date on or after the date of the completion of the merger but with a payment date on or subsequent to such delivery.

Termination of Exchange Fund

        One year after the completion of the merger, the exchange agent will deliver to CBOE Holdings any cash or shares of CBOE Holdings common stock remaining in the exchange fund. Thereafter, Bats stockholders must look only to CBOE Holdings for payment of the merger consideration on their shares of Bats common stock and any dividends or distributions with respect to shares of CBOE Holdings common stock.

No Liability

        None of CBOE Holdings, Bats, Merger Sub, Merger LLC, the exchange agent or any other person will be liable to any person in respect of any shares of CBOE Holdings common stock (or dividends or distributions with respect thereto) or cash from the exchange fund (including any undistributed portion of the exchange fund) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

Bats Stockholder Appraisal Rights

        Under Delaware law, Bats stockholders of record who do not vote in favor of the merger will be entitled to seek appraisal rights and obtain payment in cash for the judicially determined fair value of their shares of Bats common stock in connection with the merger, if the merger is completed. This value could be more than, less than or the same as the merger consideration for Bats common stock. The relevant provisions of the DGCL are included as Annex E to this joint proxy statement/prospectus. We encourage you to read these provisions carefully and in their entirety. Moreover, due to the complexity of the procedures for exercising the right to seek appraisal, Bats stockholders who are considering exercising such rights are encouraged to seek the advice of legal counsel. Failure to strictly comply with these provisions will result in a loss of the right of appraisal.

        Merely not voting for the merger will not preserve the right of Bats stockholders to appraisal of their shares of Bats common stock under Delaware law because a submitted proxy not marked "AGAINST" or "ABSTAIN" will be voted "FOR" the proposal to adopt the merger agreement and "FOR" the Bats special meeting adjournment proposal at the Bats special meeting. Accordingly, the submission of a proxy not marked "AGAINST" or "ABSTAIN" will result in the waiver of appraisal rights. However, failure to submit a proxy will not result in the waiver of appraisal rights. Bats stockholders who wish to exercise their appraisal rights and hold shares in the name of a broker or other nominee must instruct their nominees to take the steps necessary to enable them to demand appraisal for their shares. See "—Bats Stockholder Appraisal Rights." If any person who was entitled to demand appraisal fails to perfect or otherwise waives, withdraws or loses the right to appraisal under Section 262 of the DGCL, then the right of such holder to be paid the fair value of such holder's appraisal shares will cease and such appraisal shares will become deemed to be exchangeable solely for the right to receive the mixed consideration.

        Bats has agreed to serve prompt notice to CBOE Holdings of any demands received by Bats for appraisal of any shares of Bats common Stock, and CBOE Holdings will have the right to participate in and direct all negotiations and actions with respect to such demands. Prior to the effective time of the merger, Bats will not, without the prior written consent of CBOE Holdings, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

Conditions to Completion of the Merger

        The obligations of CBOE Holdings, Merger Sub, Merger LLC and Bats to effect the merger are subject to the satisfaction, or waiver by CBOE Holdings, Merger Sub and Bats, of the following conditions at or prior to the completion of the merger:

  •
  the approval by Bats stockholders of the proposal to adopt the merger agreement (the "Bats stockholder approval") and the approval by CBOE Holdings stockholders of the share issuance proposal (the "CBOE Holdings stockholder approval");

  •
  the approval for listing on NASDAQ, subject to official notice of issuance, of the shares of CBOE Holdings common stock to be issued to Bats stockholders in the merger;

  •
  the expiration or termination of any applicable waiting period under the HSR Act;

  •
  the receipt by CBOE Holdings or Bats of all other authorizations, consents, orders, declarations or approvals of or filings with, or terminations or expirations of waiting periods imposed by, any governmental entity, including under applicable regulatory laws, which the failure to obtain, make or occur would have the effect of making the merger, the subsequent merger or any of the other transactions contemplated by the merger agreement illegal or would, individually or in the aggregate, have a "material adverse effect" (as defined below) with respect to Bats or CBOE Holdings;

  •
  the absence of any temporary restraining order, preliminary or permanent injunction or other order issued by a court of competent jurisdiction or other legal restraint or prohibition preventing the completion of the merger or the subsequent merger or imposing a burdensome effect (as defined below) upon the consummation of the merger or the subsequent merger;

  •
  the absence of any action threatened or commenced by any governmental entity that is pending by or before any governmental entity of competent jurisdiction where a judgment would, individually or in the aggregate with other such judgments, have or would reasonably be expected to prevent the completion of the merger or the subsequent merger or impose a burdensome effect upon the consummation of the merger or the subsequent merger;

  •
  the effectiveness under the Securities Act of the registration statement on Form S-4 declared by the SEC of which this joint proxy statement/prospectus forms a part and the absence of any stop order or proceedings initiated (and not withdrawn) by the SEC for that purpose;

  •
  the approval by the SEC of the merger, the subsequent merger and any related amendments to the governance documents and rules of CBOE Holdings, Bats and their respective subsidiaries pursuant to Section 19(b) and Rule 19b-4 of the Exchange Act (the "SEC Approvals");

  •
  the approval by FINRA of the change of ownership or control of Bats' broker dealer entities under NASD Rule 1017; and

  •
  the approval by the U.K. Financial Conduct Authority of the merger under the U.K. Financial Services and Markets Act 2000 and the delivery of the related notifications to the U.K. Financial Conduct Authority.

        The obligations of CBOE Holdings, Merger LLC and Merger Sub to effect the merger are subject to the satisfaction at or prior to the effective time of the merger of each of the following conditions, any and all of which may be waived, in whole or in part by CBOE Holdings:

  •
  (i) the representations and warranties of Bats in the merger agreement regarding capital stock must be true and correct both when made and as of the closing date (except to the extent expressly made as of an earlier date, in which case as of such date and except for de minimis inaccuracies); (ii) the representations and warranties of Bats in the merger agreement regarding the absence of certain changes or events that have had or would reasonably be expected to have a material adverse effect must be true and correct in all respects both when made and as of the closing date; (iii) the representations and warranties of Bats in the merger agreement regarding (a) the organization, standing and power of Bats and subsidiaries of Bats, (b) authority of Bats to enter into, and, subject to receipt of the required stockholder approval, consummate the transactions contemplated by, the merger agreement, (c) the absence of conflicts with, or violations of, laws, organizational documents or contracts, in each case as a result of Bats' execution or delivery of the merger agreement or the performance by Bats of its covenants under, or the consummation by Bats of the transactions contemplated by, the merger agreement, (d) brokers, (e) the inapplicability of takeover laws to the merger and (f) opinions of Bats' financial advisors must be true and correct in all material respects both when made and as of the closing date (except to the extent expressly made as of an earlier date, in which case such date) and (iv) the other representations and warranties of Bats in the merger agreement, must be true and if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date) except where failure to be true and correct (without giving effect to any qualification as to materiality, material adverse effect or similar qualification set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a "material adverse effect" with respect to Bats or be reasonably likely to materially adversely affect the ability of Bats to effect the merger, and the receipt by CBOE Holdings of a certificate from an authorized executive officer of Bats to that effect;

  •
  Bats having performed or complied in all material respects with each of its agreements and covenants required by the merger agreement to be performed or complied with by it on or prior to the effective time of the merger, and the receipt by CBOE Holdings of a certificate from an authorized executive officer of Bats to that effect;

  •
  the receipt by CBOE Holdings of an opinion from its counsel in form and substance reasonably satisfactory to CBOE Holdings dated as of the closing date substantially to the effect that for federal income tax purposes that the merger and subsequent merger, taken together, will constitute a "reorganization" within the meaning of Section 368(a) of the Code, and that Bats and CBOE Holdings will each be a party to that reorganization within the meaning of Section 368(b) of the Code;

  •
  since the date of the merger agreement, there will not have been any event, change, effect, development, state of facts, condition, circumstance or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect with respect to Bats; and

  •
  no more than 20% of the outstanding shares of Bats common stock as of the closing being appraisal shares.

        The obligations of Bats to effect the merger are subject to the satisfaction, or waiver by Bats, of the following conditions at or prior to completion of the merger:

  •
  (i) the representations and warranties of CBOE Holdings, Merger Sub and Merger LLC in the merger agreement regarding (a) organization of CBOE Holdings, Merger Sub and Merger LLC, (b) certain provisions of the representations and warranties related to the capital structure of CBOE Holdings, (c) authority of CBOE Holdings, Merger Sub and Merger LLC to enter into the merger agreement, and, subject to receipt of the required stockholder approval, consummate the merger, (d) the absence of conflicts with, or violations of, laws, organizational documents or contracts, in each case as a result of CBOE Holdings', Merger Sub's and Merger LLC's execution or delivery of the merger agreement or the performance by CBOE Holdings, Merger Sub and Merger LLC of their covenants under, or the consummation by CBOE Holdings, Merger Sub and Merger LLC of the transactions contemplated by, the merger agreement,

    (e) ownership of Bats shares, (f) ownership and operations of Merger Sub and Merger LLC, and (g) brokers must be true and correct in all material respects both when made as of the closing date, (except to the extent expressly made as of an earlier date, in which case as of such date); (ii) the representations and warranties of CBOE Holdings, Merger Sub and Merger LLC in the merger agreement regarding absence of certain changes or events that have had or would reasonably be expected to have a material adverse effect must be true and correct in all respects both when made and as of the closing date and (iii) the other representations and warranties of CBOE Holdings, Merger Sub and Merger LLC in the merger agreement (including with respect to financing) must be true and correct both when made and as of the closing date (except to the extent expressly made as of an earlier date, in which case as of such date) except where failure to be true and correct (without giving effect to any qualification as to materiality, material adverse effect or similar qualification set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a "material adverse effect" with respect to CBOE Holdings or be reasonably likely to materially adversely affect the ability of CBOE Holdings, Merger Sub and Merger LLC to effect the merger, and the receipt by Bats of a certificate from an authorized executive officer of CBOE Holdings to that effect;

  •
  each of CBOE Holdings, Merger Sub and Merger LLC having performed or complied in all material respects with each of its agreements and covenants required by the merger agreement to be performed or complied with by it on or prior to the effective time of the merger, and the receipt by Bats of a certificate from an authorized executive officer of CBOE Holdings to that effect;

  •
  the receipt by Bats of an opinion from its counsel in form and substance reasonably satisfactory to Bats dated as of the closing date substantially to the effect that for federal income tax purposes that the merger and subsequent merger, taken together, will constitute a "reorganization" within the meaning of Section 368(a) of the Code, and that Bats and CBOE Holdings will each be a party to that reorganization within the meaning of Section 368(b) of the Code; and

  •
  since the date of the merger agreement, there will not have been any event, change, effect, development, state of facts, condition, circumstance or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect with respect to CBOE Holdings.

        CBOE Holdings, Bats or Merger Sub may elect to waive certain of the foregoing conditions in accordance with the terms of the merger agreement and applicable law. However, despite their ability to do so, none of CBOE Holdings, Bats, Merger Sub or Merger LLC currently expects to do so. The conditions to completion of the merger relating to the Bats stockholder approval, the CBOE Holdings stockholder approval, the prohibition or prevention of the merger by a governmental authority, the expiration or termination of any applicable waiting period under the HSR Act and the effectiveness under the Securities Act of the registration statement on Form S-4 may only be waived by all parties to the merger agreement. If any condition to completion of the merger is waived, CBOE Holdings and Bats will evaluate the materiality of such waiver to determine whether amendment of this joint proxy statement/prospectus and resolicitation of proxies are necessary under applicable law or the rules of NASDAQ. If CBOE Holdings and Bats determine that any such waiver is not significant enough to require resolicitation of proxies, they will have the discretion to complete the merger without seeking further stockholder approval.

Definition of Material Adverse Effect

        Many of Bats' and CBOE Holdings' representations and warranties are qualified by a material adverse effect standard. For purposes of the merger agreement, "material adverse effect," with respect to either party, is defined to mean an event, change, effect, development, state of facts, condition, circumstance or occurrence that has or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of such party and its subsidiaries, taken as a whole. However, none of the following events, changes, effects, developments, states of facts, conditions, circumstances or occurrences will be deemed to have a material adverse effect:

  •
  changes in or affecting general political or economic conditions (including changes in interest rates) or the financial, credit or securities markets in the United States or elsewhere in the world, to the extent such party and its subsidiaries are not adversely affected in a disproportionate manner relative to other participants in the industries in which such party and its subsidiaries operate;

  •
  changes in or conditions generally affecting the industries in which such party or its subsidiaries generally operate, to the extent such party and its subsidiaries are not adversely affected in a disproportionate manner relative to other participants in the industries in which such party and its subsidiaries operate;

  •
  changes in GAAP or accounting standards or interpretations thereof;

  •
  geopolitical conditions, cyber-attacks, natural disasters, any outbreak or escalation of hostilities or acts of war on terrorism, to the extent such party and its subsidiaries are not adversely effected in a disproportionate manner relative to other participants in the industries in which such party or its subsidiaries operate;

  •
  any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal, in each case after the date of the merger agreement, of any rule, regulation, ordinance, order, protocol or any other law of or by any national, regional, state or local governmental entity, to the extent such party and its subsidiaries are not adversely affected in a disproportionate manner relative to other participants in the industries in which such party and its subsidiaries operate;

  •
  changes resulting from or arising out of the execution and delivery of the merger agreement or the announcement or consummation of the transactions contemplated by the merger agreement;

  •
  any taking of any action at the written request of the other party;

  •
  any litigation brought by a CBOE Holdings stockholder or a Bats stockholder relating to the merger agreement or the transactions contemplated by the merger agreement;

  •
  any action taken by such party or its subsidiaries that is required or contemplated by the merger agreement; or

  •
  any change in the share price or trading volume of the shares of such party's common stock, in such party's credit rating or in any analyst's recommendations, in each case in and of itself, or the failure of such party to meet projections or forecasts (including any analyst's projections), in and of itself, provided in the case of the preceding clauses, that the event, change, effect, development, condition, circumstance or occurrence underlying such change or failure will not be excluded, and may be taken into account, in determining whether there is or would reasonably be expected to be a "material adverse effect."

Bats Acquisition Proposals

        Bats has agreed that, except as described further below, neither it nor any of its respective subsidiaries will, and Bats and its subsidiaries will direct their respective representatives not to, directly or indirectly:

  •
  solicit, initiate or knowingly encourage or knowingly induce or facilitate the making, submission or announcement of any inquiries or the making of any proposal or offer constituting, related to or that could reasonably be expected to lead to a Bats acquisition proposal (as defined below);

  •
  make available any information regarding Bats or any of its subsidiaries to any person (other than CBOE Holdings and CBOE Holdings' or Bats' representatives acting in their capacity as such), in connection with or in response to a Bats acquisition proposal or any proposal, inquiry or offer that could reasonably be expected to lead to a Bats acquisition proposal;

  •
  engage in discussions or negotiations with any person with respect to any Bats acquisition proposal or any proposal, inquiry or offer that could reasonably be expected to lead to a Bats acquisition proposal (other than to state that they currently are not permitted to have discussions);

  •
  approve, endorse or recommend any Bats acquisition proposal or any proposal, inquiry or offer that could reasonably be expected to lead to a Bats acquisition proposal;

  •
  make or authorize any statement, recommendation or solicitation in support of any Bats acquisition proposal or any proposal, inquiry or offer that could reasonably be expected to lead to a Bats acquisition proposal;

  •
  enter into any letter of intent or agreement in principle or any contract providing for, relating to or in connection with any Bats acquisition proposal or any proposal, inquiry or offer that could reasonably be expected to lead to a Bats acquisition proposal (other than an executed confidentiality agreement on terms no less favorable in the aggregate to Bats than the confidentiality agreement (the "confidentiality agreement"), by and between Bats and CBOE Holdings, dated as of August 3, 2016 (a "Bats acceptable confidentiality agreement"); or

  •
  reimburse or agree to reimburse the expenses of any other person (other than Bats' representatives) in connection with a Bats acquisition proposal or any inquiry, discussion, offer or request that could reasonably be expected to lead to a Bats acquisition proposal.

        Bats has agreed, and has agreed to direct its and its subsidiaries respective representatives, to immediately cease and cause to be terminated all existing discussions or negotiations with any person conducted with respect to any Bats acquisition proposal or any proposal, inquiry or offer that could reasonably be expected to lead to a Bats acquisition proposal and to request the prompt return or destruction of all confidential information previously made available by it or on its behalf in connection with any actual or potential Bats acquisition proposal. Bats has further agreed it will not terminate, waive, amend, release or modify in any respect any provision of any confidentiality agreement to which Bats or any of its subsidiaries or any of its affiliates or representatives is a party with respect to any Bats acquisition proposal or any proposal, inquiry or offer that could reasonably be expected to lead to a Bats acquisition proposal and will enforce to the fullest extent permitted by applicable law, the provisions of any such agreement including obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions of such agreements. However, Bats will be entitled to waive any standstill provision included in any confidentiality agreement or any standstill provision contained in any standstill agreement to which Bats or any of its subsidiaries or any of its affiliates or representatives is a party with respect to any Bats acquisition proposal or any proposal, inquiry, or offer that could reasonably be expected to lead to a Bats acquisition proposal if the Bats board determines in good faith (after consultation with Bats' outside legal counsel) that failure to waive such standstill would reasonably be expected to be inconsistent with its fiduciary duties to the Bats stockholders under applicable law.

        However, prior to the Bats stockholder approval, (a) if Bats receives, after the date of the merger agreement, an unsolicited bona fide written Bats acquisition proposal, (b) such Bats acquisition proposal does not result from a breach of the merger agreement and (c) the Bats board determines in good faith (after consultation with the Bats' outside legal counsel and outside financial advisors) that such Bats acquisition proposal constitutes or would reasonably be expected to lead to a Bats superior proposal (as defined below), then, prior to obtaining the approval of Bats stockholders, Bats may:

  •
  make available information with respect to Bats or any of its subsidiaries to the person making such Bats acquisition proposal pursuant to a Bats acceptable confidentiality agreement; provided, that any non-public information provided or made available to any person given such access will have been previously provided or made available to CBOE Holdings or will be provided or made available to CBOE Holdings prior to or concurrently with the time it is provided or made available to such person; and

  •
  participate in discussions or negotiations with the person making such Bats acquisition proposal regarding such Bats acquisition proposal.

        Notwithstanding the foregoing, Bats and its subsidiaries will cause its and their respective representatives to cease any activities described in the two bullet points above, immediately following the time the applicable Bats acquisition proposal ceases to be a Bats superior proposal or a Bats acquisition proposal that could reasonably be expected to lead to a Bats superior proposal.

        Bats is required to promptly (and in any event within 24 hours) advise CBOE Holdings in writing if it receives any Bats acquisition proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a Bats acquisition proposal (including the identity of the person making or submitting the Bats acquisition proposal or inquiry, proposal or offer and the terms and conditions of the Bats acquisition proposal) that is made or submitted by any person prior to the effective time of the merger. Bats is also required to keep CBOE Holdings informed, on a reasonably current basis, of the status of, and any financial or other changes in any Bats acquisition proposal, inquiry, proposal or offer, including providing CBOE Holdings copies of any correspondence related to a Bats acquisition proposal and proposed documents to effect a Bats acquisition proposal.

        Bats has agreed that neither the Bats board nor any committee thereof will:

  •
  directly or indirectly, fail to make, withhold, withdraw or qualify (or modify in a manner adverse to CBOE Holdings) the Bats board recommendation that Bats stockholders adopt and approve the merger agreement and the transactions contemplated thereby (the "Bats recommendation") or the approval of the merger agreement, the merger, the subsequent merger or any other transaction contemplated by the merger agreement, or take any action (or permit or authorize Bats or any of its subsidiaries or any of their respective representatives to take any such action) inconsistent with the Bats recommendation or resolve, agree or propose to take any such actions (each such action, a "Bats adverse recommendation change"); or adopt, approve, recommend, endorse or otherwise declare advisable any Bats acquisition proposal or resolve, agree or propose to take any such actions;

  •
  cause or permit Bats to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement related to a Bats acquisition proposal (other than a Bats acceptable confidentiality agreement);

  •
  take any action to make the provisions of any takeover law or any restrictive provision of any applicable anti-takeover provision in Bats' certificate of incorporation or bylaws inapplicable to any transactions contemplated by a Bats acquisition proposal; or

  •
  resolve, agree or propose to take any such action.

        A "Bats acquisition proposal" means any proposal or offer (whether or not in writing) with respect to any:

  •
  merger consolidation, share exchange, other business combination or similar transaction involving Bats or any of its subsidiaries;

  •
  sale, lease, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in a subsidiary of Bats or otherwise) of any business or assets of Bats or any of its subsidiaries representing 20% or more of the consolidated revenues, net income or assets of Bats and Bats' subsidiaries, taken as a whole;

  •
  issuance, sale or other disposition, directly or indirectly, to any person (or the stockholders of any person) or group of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of Bats;

  •
  transaction in which the holders of the voting power of Bats immediately prior to such transaction own 80% or less of the voting power of Bats immediately following the transaction;

  •
  transaction in which any person (or the stockholders of any person) will acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership of, or formation of any group which beneficially owns or has the right to acquire beneficial ownership of, 20% or more of the outstanding shares of Bats common stock; or

  •
  any combination of the foregoing (in each case, other than the merger and the subsequent merger).

        A "Bats superior proposal" means any binding, bona fide written offer made by a third party or group pursuant to which such third party or group would acquire, directly or indirectly, more than 50% of the outstanding shares of Bats common stock or substantially all of the assets of Bats and its subsidiaries, taken as a whole:

  •
  on terms which the Bats board determines in good faith (after consultation with Bats' outside legal counsel and a financial advisor of nationally recognized reputation) to be superior from a financial point of view to the Bats stockholders to the merger, subsequent merger and the other transactions contemplated by the merger agreement, taking into account all the terms and conditions of such proposal and the merger agreement (including the termination fee, any changes proposed by CBOE Holdings to the terms of the merger agreement and the potential time delays and other risks to consummation associated with such offer);

  •
  that is reasonably likely to be completed, taking into account all financial, regulatory, legal and other aspects of such offer; and

  •
  for which any necessary financing is fully committed (including with respect to any indebtedness that could be required to be repaid in connection with the transactions contemplated by such offer).

CBOE Holdings Acquisition Proposals

        CBOE Holdings has agreed that, except as described further below, neither it nor any of its respective subsidiaries will, and CBOE Holdings and its subsidiaries will direct their respective representatives not to, directly or indirectly:

  •
  solicit, initiate or knowingly encourage or knowingly induce or facilitate the making, submission or announcement of any inquiries or the making of any proposal or offer constituting, related to or that could reasonably be expected to lead to a CBOE Holdings acquisition proposal (as defined below);

  •
  make available any information regarding CBOE Holdings or any of its subsidiaries to any person (other than Bats and CBOE Holdings' or Bats' representatives acting in their capacity as such), in connection with or in response to a CBOE Holdings acquisition proposal or any proposal, inquiry or offer that could reasonably be expected to lead to a CBOE Holdings acquisition proposal;

  •
  engage in discussions or negotiations with any person with respect to any CBOE Holdings acquisition proposal or any proposal, inquiry or offer that could reasonably be expected to lead to a CBOE Holdings acquisition proposal (other than to state that they currently are not permitted to have discussions);

  •
  approve, endorse or recommend any CBOE Holdings acquisition proposal or any proposal, inquiry or offer that could reasonably be expected to lead to a CBOE Holdings acquisition proposal;

  •
  make or authorize any statement, recommendation or solicitation in support of any CBOE Holdings acquisition proposal or any proposal, inquiry or offer that could reasonably be expected to lead to a CBOE Holdings acquisition proposal;

  •
  enter into any letter of intent or agreement in principle or any contract providing for, relating to or in connection with any CBOE Holdings acquisition proposal or any proposal, inquiry or offer that could reasonably be expected to lead to a CBOE Holdings acquisition proposal (other than an executed confidentiality agreement on terms no less favorable in the aggregate to CBOE Holdings than the confidentiality agreement (a "CBOE Holdings acceptable confidentiality agreement"); or

  •
  reimburse or agree to reimburse the expenses of any other person (other than CBOE Holdings' representatives) in connection with a CBOE Holdings acquisition proposal or any inquiry, discussion, offer or request that could reasonably be expected to lead to a CBOE Holdings acquisition proposal.

        CBOE Holdings has agreed, and has agreed to direct its and its subsidiaries' respective representatives, to, immediately cease and cause to be terminated all existing discussions or negotiations with any person conducted with respect to any CBOE Holdings acquisition proposal or any proposal, inquiry or offer that could reasonably be expected to lead to a CBOE Holdings acquisition proposal and to request the prompt return or destruction of all confidential information previously made available by it or on its behalf in connection with any actual or potential CBOE Holdings acquisition proposal. CBOE Holdings has further agreed it will not terminate, waive, amend release or modify in any respect any provision of any confidentiality agreement to which CBOE Holdings or any of its subsidiaries or any of its affiliates or representatives is a party with respect to any CBOE Holdings acquisition proposal or any proposal, inquiry or offer that could reasonably be expected to lead to a CBOE Holdings acquisition proposal and will enforce to the fullest extent permitted by applicable law, the provisions of any such agreement including obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions of such agreements.

However, CBOE Holdings will be entitled to waive any standstill provision included in any such confidentiality agreement or any standstill provision contained in any standstill agreement to which CBOE Holdings or any of its subsidiaries or any of its affiliates or representatives is a party with respect to any CBOE Holdings acquisition proposal or any proposal, inquiry, or offer that could reasonably be expected to lead to a CBOE Holdings acquisition proposal if the CBOE Holdings board determines in good faith (after consultation with CBOE Holdings' outside legal counsel) that failure to waive such standstill would reasonably be expected to be inconsistent with its fiduciary duties to the CBOE Holdings stockholders under applicable law.

        However, prior to the CBOE Holdings stockholders approving the issuance of shares of CBOE Holdings common stock in connection with the merger, (a) if CBOE Holdings receives, after the date of the merger agreement, an unsolicited bona fide written CBOE Holdings acquisition proposal, (b) such CBOE Holdings acquisition proposal does not result from a breach of the merger agreement and (c) the CBOE Holdings board determines in good faith (after consultation with the CBOE Holdings' outside legal counsel and outside financial advisors) that such CBOE Holdings acquisition proposal constitutes or would reasonably be expected to lead to a CBOE Holdings superior proposal (as defined below), then, prior to obtaining the approval of the CBOE Holdings stockholders, CBOE Holdings may:

  •
  make available information with respect to CBOE Holdings or any of its subsidiaries to the person making such CBOE Holdings acquisition proposal pursuant to a CBOE Holdings acceptable confidentiality agreement; provided, that any non-public information provided or made available to any person given such access will have been previously provided or made available to Bats or will be provided or made available to Bats prior to or concurrently with the time it is provided or made available to such person; and

  •
  participate in discussions or negotiations with the person making such CBOE Holdings acquisition proposal regarding such CBOE Holdings acquisition proposal.

        Notwithstanding the foregoing, CBOE Holdings and its subsidiaries will cause its and their respective representatives to, cease any activities described in the two bullets above, immediately following the time the applicable CBOE Holdings acquisition proposal ceases to be a CBOE Holdings superior proposal or a CBOE Holdings acquisition proposal that could reasonably be expected to lead to a CBOE Holdings superior proposal.

        CBOE Holdings is required to promptly (and in any event within 24 hours) advise Bats in writing if it receives any CBOE Holdings acquisition proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a CBOE Holdings acquisition proposal (including the identity of the person making or submitting the CBOE Holdings acquisition proposal or inquiry, proposal or offer and the terms and conditions of the CBOE Holdings acquisition proposal) that is made or submitted by any person prior to the effective time of the merger. CBOE Holdings is also required to keep Bats informed, on a reasonably current basis, of the status of, and any financial or other changes in any CBOE Holdings acquisition proposal, inquiry, proposal or offer, including providing Bats copies of any correspondence related to a CBOE Holdings acquisition proposal and proposed documents to effect a CBOE Holdings acquisition proposal.

        CBOE Holdings has agreed that neither the CBOE Holdings board nor any committee thereof will:

  •
  directly or indirectly, fail to make, withhold, withdraw or qualify (or modify in a manner adverse to Bats) the CBOE Holdings board recommendation that CBOE Holdings stockholders approve the issuance of shares of CBOE Holdings common stock in connection with the merger (the "CBOE Holdings recommendation"), or the approval of the merger agreement, the merger, the subsequent merger or any other transaction contemplated by the merger agreement, or take any action (or permit or authorize CBOE Holdings or any of its subsidiaries or any of their respective representatives to take any action) inconsistent with the CBOE Holdings recommendation or resolve, agree or propose to take any such actions (each such action, a "CBOE Holdings adverse recommendation change"); or adopt, approve, recommend, endorse or otherwise declare advisable any CBOE Holdings acquisition proposal or resolve, agree or propose to take any actions;

  •
  cause or permit CBOE Holdings to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement related to a CBOE Holdings acquisition proposal (other than a CBOE Holdings acceptable confidentiality agreement);

  •
  take any action to make the provisions of any takeover law or any restrictive provision of any applicable anti-takeover provision in CBOE Holdings' certificate of incorporation or bylaws inapplicable to any transactions contemplated by a CBOE Holdings acquisition proposal; or

  •
  resolve, agree or propose to take any such action.

        A "CBOE Holdings acquisition proposal" means any proposal or offer (whether or not in writing) with respect to any:

  •
  merger consolidation, share exchange, other business combination or similar transaction involving CBOE Holdings or any of its subsidiaries;

  •
  sale, lease, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in a subsidiary of CBOE Holdings or otherwise) of any business or assets of CBOE Holdings or any of its subsidiaries representing 20% or more of the consolidated revenues, net income or assets of CBOE Holdings and its subsidiaries, taken as a whole;

  •
  issuance, sale or other disposition, directly or indirectly, to any person (or the stockholders of any person) or group of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of CBOE Holdings;

  •
  transaction in which the holders of the voting power of CBOE Holdings immediately prior to such transaction own 80% or less of the voting power of CBOE Holdings immediately following the transaction;

  •
  transaction in which any person (or the stockholders of any person) will acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership of, or formation of any group which beneficially owns or has the right to acquire beneficial ownership of, 20% or more of the outstanding shares of CBOE Holdings; or

  •
  any combination of the foregoing (in each case, other than the merger and the subsequent merger).

        A "CBOE Holdings superior proposal" means any binding, bona fide written offer made by a third party or group pursuant to which such third party or group would acquire, directly or indirectly, more than 50% of the outstanding shares of CBOE Holdings common stock or substantially all of the assets of CBOE Holdings or any its subsidiaries, taken as a whole:

  •
  on terms which the CBOE Holdings board determines in good faith (after consultation with CBOE Holdings' outside legal counsel and a financial advisor of nationally recognized reputation) to be superior from a financial point of view to the CBOE Holdings stockholders to the merger, subsequent merger and the other transactions contemplated by the merger agreement, taking into account all the terms and conditions of such proposal and the merger agreement (including the termination fee, any changes proposed by Bats to the terms of the merger agreement and the potential time delays and other risks to consummation associated with such offer);

  •
  that is reasonably likely to be completed, taking into account all financial, regulatory, legal and other aspects of such offer; and

  •
  for which any necessary financing is fully committed (including with respect to any indebtedness that could be required to be repaid in connection with the transactions contemplated by such offer).

Special Meeting of Bats Stockholders; Recommendation of the Bats Board

        Bats has agreed to duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of seeking the Bats stockholder approval and take all other action necessary or advisable to secure such approval. Unless the merger agreement has been terminated (including a termination by Bats to accept a Bats superior proposal), this requirement to hold the Bats stockholder meeting applies even if the Bats board has made a Bats adverse recommendation change and even after the commencement, public proposal, public disclosure or public or private communications to Bats of any Bats acquisition proposal. Bats has agreed to use reasonable best efforts to solicit proxies in favor of the proposal to adopt the merger agreement, and the Bats board has agreed to recommend the Bats stockholder approval and take all other action reasonably necessary or advisable to secure such approval, unless, in each case, it has made a Bats adverse recommendation change, which is only permitted under the circumstances described below. Bats has a right to postpone or adjourn the meeting of its stockholders for the following reasons:

  •
  the absence of a quorum;

  •
  to allow reasonable additional time to solicit additional proxies to the extent at the time, Bats has not received a number of proxies that it reasonably believes to be sufficient to obtain approval of the stockholders;

  •
  to the extent required by applicable law; or

  •
  with the written consent of CBOE Holdings.

        The merger agreement provides that, at any time prior to the Bats stockholder approval, provided that Bats and its subsidiaries have complied with the non-solicitation restrictions described above regarding Bats acquisition proposals, the Bats board may, solely in response to a Bats superior proposal received on or after the date of the merger agreement that has not been withdrawn or abandoned and that did not result from a breach of the merger agreement, make a Bats adverse recommendation change and may cause Bats to terminate the merger agreement and concurrently enter into a binding definitive agreement to effect such Bats superior proposal if Bats has taken the following actions and the Bats board determines in good faith (after consultation with Bats' outside legal counsel) that such Bats acquisition proposal continues to constitute a Bats superior proposal:

  •
  Bats has provided written notice to CBOE Holdings advising CBOE Holdings that Bats received a Bats superior proposal, identifying the person making such Bats superior proposal, specifying the terms and conditions of such Bats superior proposal and providing copies of any agreements intended to effect such Bats superior proposal and the Bats board has determined in good faith (after consultation with Bats' outside legal counsel) that such Bats acquisition proposal continues to constitute a Bats superior proposal;

  •
  the Bats board negotiated and caused Bats and its representatives to negotiate during the five business days following CBOE Holdings' receipt of the notice of the Bats superior proposal described above, in good faith with CBOE Holdings to enable CBOE Holdings to make a counteroffer or propose to amend the terms of the merger agreement (to the extent CBOE Holdings wishes to do so) so that such Bats acquisition proposal no longer constitutes a Bats superior proposal; and

  •
  complying with the previous two bullet points, reaffirms such determination in light of any counteroffer or proposed amendment to the terms of the merger agreement.

        However, if during the negotiation period described above, any revisions are made to a Bats acquisition proposal, and such revisions are material (it being understood and agreed by Bats and CBOE Holdings that any change to consideration with respect to such proposal is material), Bats will deliver a new written notice to CBOE Holdings and will comply with the requirements as described above with respect to the new notice of the Bats superior proposal.

        The merger agreement also provides that the Bats board may make a Bats adverse recommendation change other than in circumstances involving or relating to a Bats superior proposal, but only in response to a Bats intervening event (as defined below) if (and only if):

  •
  the Bats board concludes in good faith (after consultation with its outside legal counsel) that failure to make a Bats adverse recommendation would reasonably be expected to be inconsistent with its fiduciary duties to the Bats stockholders under applicable law and has provided written notice to CBOE Holdings describing the Bats intervening event and advising CBOE Holdings that the Bats board intends to take such action and specifying the reasons in reasonable detail;

  •
  the Bats board negotiated and caused Bats and its representatives to negotiate during the five business days following CBOE Holdings' receipt of the notice of the Bats intervening event in good faith with CBOE Holdings regarding any revisions to the terms of the transactions contemplated by the merger agreement proposed by CBOE Holdings in response to such Bats intervening event; and

  •
  at the end of such five business day period, the Bats board determines in good faith, after consultation with Bats' outside legal counsel (and taking into account any adjustment or modification of the terms of the merger agreement proposed by CBOE Holdings) that the Bats intervening event continues to exist and that failure to make a Bats adverse recommendation change would reasonably be expected to be inconsistent with the Bats board's fiduciary duties to the Bats stockholders under applicable law.

        A "Bats intervening event" means an event, fact, circumstance, development or occurrence that is material to Bats and its subsidiaries, taken as a whole, that is not known or reasonably foreseeable (or the magnitude of which is not known or reasonably foreseeable) to or by the Bats board on the date of the merger agreement which event, fact, circumstance, development or occurrence (or the magnitude of which) becomes known by the Bats board after the date of the merger agreement, and prior to obtaining the Bats stockholder approval. However, if the Bats intervening event relates to an event, fact, circumstance development or occurrence involving Bats or any of its subsidiaries, then such event, fact, circumstance, development or occurrence will not constitute a Bats intervening event unless it has Bats material adverse effect, provided further none of the following constitutes a "Bats intervening event" for purposes of the merger agreement: (i) the receipt, existence or terms of a Bats acquisition proposal, or any inquiry or matter relating thereto or consequence thereof, (ii) events or circumstances arising from the announcement or the existence of, or any action taken by either party pursuant to and in compliance with the terms of, the merger agreement, (iii) changes in the market price or trading volume of the shares of Bats common stock or shares of CBOE Holdings common stock (it being understood that the facts and occurrence giving rise to or contributing to such changes may be taken into account in determining whether there has been a Bats intervening event).

        In addition, nothing in the merger agreement prohibits the Bats board from taking and disclosing a position contemplated by Item 1012(a) of Regulation M-A, Rule 14e-2(a) under the Exchange Act or Rule 14d-9 under the Exchange Act, or publicly disclosing the existence of a Bats acquisition proposal to the extent required by applicable law, provided that neither Bats nor the Bats board (or any committee thereof) will be permitted to recommend that the Bats stockholders tender any securities in connection with any tender or exchange offer (or otherwise approve, endorse or recommend any Bats acquisition proposal), unless in each case, in connection therewith, the Bats board effects a Bats adverse recommendation change in accordance with the requirements described above, and provided further that any such disclosure (other than a "stop, look and listen" communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act will be deemed to be a Bats adverse recommendation change unless the Bats board expressly reaffirms the Bats recommendation and rejects any Bats acquisition proposal within the later of (i) three business days after such stop look and listen communications and (ii) if applicable, the deadline for filing a Schedule 14D-9 with respect to such Bats acquisition proposal.

Special Meeting of CBOE Holdings Stockholders; Recommendation of the CBOE Holdings Board

        CBOE Holdings has agreed to duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of seeking the CBOE Holdings stockholder approval and take all other action necessary or advisable to secure such approval. Unless the merger agreement has been terminated (including a termination by CBOE Holdings to accept a CBOE Holdings superior proposal), this requirement to hold the CBOE Holdings stockholder meeting applies even if the CBOE Holdings board has made a CBOE Holdings adverse recommendation change, and even after the commencement, public proposal, public disclosure or public or private communications to CBOE Holdings of any CBOE Holdings acquisition proposal. CBOE Holdings has agreed to use reasonable best efforts to solicit proxies in favor of the CBOE Holdings stockholder approval, and the CBOE Holdings board has agreed to recommend that the CBOE Holdings stockholder approval, unless, in each case, it has made a CBOE Holdings adverse recommendation change, which is only permitted under the circumstances described below. CBOE Holdings has a right to postpone or adjourn the meeting of its stockholders for the following reasons:

  •
  the absence of a quorum;

  •
  to allow reasonable additional time to solicit additional proxies to the extent at the time, CBOE Holdings has not received a number of proxies that it reasonably believes to be sufficient to obtain approval of the stockholders;

  •
  to the extent required by applicable law; or

  •
  with the written consent of Bats.

        The merger agreement provides that, at any time prior to the CBOE Holdings stockholder approval, provided that CBOE Holdings its subsidiaries have complied with the non-solicitation restrictions described above regarding CBOE Holdings acquisition proposals, the CBOE Holdings board may, solely in response to a CBOE Holdings superior proposal received on or after the date of the merger agreement that has not been withdrawn or abandoned and that did not result from a breach of the merger agreement, make a CBOE Holdings adverse recommendation change and may cause CBOE Holdings to terminate the merger agreement and concurrently enter into a binding definitive agreement to effect such CBOE Holdings superior proposal if CBOE Holdings has taken the following actions and the CBOE Holdings board determines in good faith (after consultation with CBOE

Holdings' outside legal counsel) that such CBOE Holdings acquisition proposal continues to constitute a Bats superior proposal:

  •
  CBOE Holdings has provided written notice to Bats advising Bats that CBOE Holdings received a CBOE Holdings superior proposal, identifying the person making such CBOE Holdings superior proposal, specifying the terms and conditions of such CBOE Holdings superior proposal and providing copies of any agreements intended to effect such CBOE Holdings superior proposal and the CBOE Holdings board has determined in good faith (after consultation with CBOE Holdings' outside legal counsel) that such CBOE Holdings acquisition proposal continues to constitute a CBOE Holdings superior proposal;

  •
  the CBOE Holdings board negotiated and caused CBOE Holdings and its representatives to negotiate during the five business days following Bats' receipt of the notice of the CBOE Holdings superior proposal described above, in good faith with Bats to enable Bats to make a counteroffer or propose to amend the terms of the merger agreement (to the extent Bats wishes to do so) so that such CBOE Holdings acquisition proposal no longer constitutes a CBOE Holdings superior proposal; and

  •
  complying with the previous two bullet points, reaffirms such determination in light of any counteroffer or proposed amendment to the terms of the merger agreement.

        However, if during the negotiation period described above, any revisions are made to a CBOE Holdings acquisition proposal, and such revisions are material (it being understood and agreed by Bats and CBOE Holdings that any change to consideration with respect to such proposal is material), CBOE Holdings will deliver a new written notice to Bats and will comply with the requirements as described above with respect to the new notice of the CBOE Holdings superior proposal.

        The merger agreement also provides that the CBOE Holdings board may make a CBOE Holdings adverse recommendation change other than in circumstances involving or relating to a CBOE Holdings superior proposal, but only in response to a CBOE Holdings intervening event (as defined below) if (and only if):

  •
  the CBOE Holdings board concludes in good faith (after consultation with its outside legal counsel) that failure to make a CBOE Holdings adverse recommendation would reasonably be expected to be inconsistent with its fiduciary duties to the CBOE Holdings stockholders under applicable law and has provided written notice to Bats describing the CBOE Holdings intervening event and advising Bats that the CBOE Holdings board intends to take such action and specifying the reasons in reasonable detail;

  •
  the CBOE Holdings board negotiated and caused CBOE Holdings and its representatives to negotiate during the five business days following Bats receipt of the notice of the CBOE Holdings intervening event in good faith with Bats regarding any revisions to the terms of the transactions contemplated by the merger agreement proposed by Bats in response to such Bats intervening event; and

  •
  at the end of such five business day period, the CBOE Holdings board determines in good faith, after consultation with CBOE Holdings' outside legal counsel (and taking into account any adjustment or modification of the terms of the merger agreement proposed by Bats) that the CBOE Holdings intervening event continues to exist and that failure to make a CBOE Holdings adverse recommendation change would reasonably be expected to be inconsistent with the CBOE Holdings board's fiduciary duties to CBOE Holdings stockholders under applicable laws.

        A "CBOE Holdings intervening event" means an event, fact, circumstance, development or occurrence that is material to CBOE Holdings and its subsidiaries, taken as a whole, that is not known or reasonably foreseeable (or the magnitude of which is not known or reasonably foreseeable) to or by the CBOE Holdings board on the date of the merger agreement which event, fact, circumstance, development or occurrence (or the magnitude of which) becomes known by the CBOE Holdings board after the date of the merger agreement and prior to obtaining the CBOE Holdings stockholder approval. However, if the CBOE Holdings intervening event relates to an event, fact, circumstance development or occurrence involving CBOE Holdings or any of its subsidiaries, then such event, fact, circumstance, development or occurrence will not constitute a CBOE Holdings intervening event unless it has a CBOE Holdings material adverse effect, provided further none of the following constitutes a "CBOE Holdings intervening event" for purposes of the merger agreement: (i) the receipt, existence or terms of a CBOE Holdings acquisition proposal, or any inquiry or matter relating thereto or consequence thereof, (ii) events or circumstances arising from the announcement or the existence of, or any action taken by either party pursuant to and in compliance with the terms of, the merger agreement, (iii) changes in the market price or trading volume of the shares of CBOE Holdings common stock or shares of Bats common stock (it being understood that the facts and occurrence giving rise to or contributing to such changes may be taken into account in determining whether there has been a CBOE Holdings intervening event).

        In addition, nothing in the merger agreement prohibits the CBOE Holdings board from taking and disclosing a position contemplated by Item 1012(a) of Regulation M-A, Rule 14e-2(a) under the Exchange Act or Rule 14d-9 under the Exchange Act or publicly disclosing the existence of a CBOE Holdings acquisition proposal to the extent required by applicable law, provided that neither CBOE Holdings nor the CBOE Holdings board (or any committee thereof) will be permitted to recommend that the CBOE Holdings stockholders tender any securities in connection with any tender or exchange offer (or otherwise approve, endorse or recommend any CBOE Holdings acquisition proposal), unless in each case, in connection therewith, the CBOE Holdings board effects a CBOE Holdings adverse recommendation change in accordance with the requirements described above, and provided further that any such disclosure (other than a "stop, look and listen" communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act will be deemed to be a CBOE Holdings adverse recommendation change unless the CBOE Holdings board expressly reaffirms the CBOE Holdings recommendation and rejects any CBOE Holdings acquisition proposal within the later of (i) three business days after such stop look and listen communications and (ii) if applicable, the deadline for filing a Schedule 14D-9 with respect to such CBOE Holdings acquisition proposal.

Efforts to Complete the Merger

        Subject to the terms and conditions of the merger agreement, CBOE Holdings and Bats have agreed to use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate the transactions contemplated by the merger agreement, and none of the parties to the merger agreement will fail to take or cause to be taken any action that would reasonably be expected to prevent, impede or materially delay the consummation of the transactions contemplated by the merger agreement. Notwithstanding the foregoing, nothing in the merger agreement will require CBOE Holdings, Merger Sub or Merger LLC to, and neither Bats nor any of its subsidiaries will, without the prior written consent of CBOE Holdings, agree to any modification to or accommodation under any contract or pay any fee, penalty or other consideration to any third party for any consent or approval required for the consummation of the transactions contemplated by the merger agreement.

        Each of Bats and CBOE Holdings has agreed to make, if required, appropriate filings under any regulatory law, including a filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated by the merger agreement within a reasonable time period not to exceed 30 days from the date of the merger agreement and to supply as promptly as reasonably practicable and advisable any additional information and documentary material that may be requested pursuant to the HSR Act and to take all other commercially reasonable actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable, including by requesting early termination of the waiting period provided for in the HSR Act. On October 19, 2016, CBOE Holdings and Bats each filed a notification and report form under the HSR Act with FTC and the DOJ. Early termination of the waiting period under the HSR Act was granted on November 18, 2016.

        Bats has also agreed to submit to the staff of the SEC a draft form of the necessary documents required in connection with the SEC Approvals, as soon as reasonably practicable after the date of the merger agreement (but in any event within 20 days after the date of the merger agreement), and thereafter to supply as promptly as reasonably practicable and advisable any additional information and documentary material that may be requested, and to take all other commercially reasonable actions necessary, in connection therewith. CBOE Holdings will reasonably cooperate promptly with Bats in connection with the preparation of the necessary documents required in connection with the SEC Approvals and in responding to any requests from the SEC in connection therewith.

        Each of CBOE Holdings, Merger Sub and Merger LLC, on the one hand, and Bats, on the other hand, will, in connection with the efforts referenced above to obtain all requisite approvals and authorizations for the transactions contemplated by the merger agreement under the HSR Act or any other regulatory law, use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any legal action or proceeding initiated by a private party, (ii) keep the other party reasonably informed of any communication received by such party from, or given by such party to, the FTC, the Antitrust Division of the DOJ or any other U.S. or non-U.S. governmental entity and of any communication received or given in connection with any legal action or proceeding by a private party, in each case regarding any of the transactions contemplated by the merger agreement and (iii) permit the other party a reasonable opportunity to review any substantive written communication given by it to, and consult with each other in advance of any scheduled substantive meeting or conference with, the FTC, the DOJ or any other governmental entity or, in connection with any legal action or proceeding by a private party, with any other person, and to the extent permitted by the FTC, the DOJ or such other applicable governmental entity or other person, give the other party the reasonable opportunity to attend and participate in such meetings and conferences. However, Bats and CBOE Holdings may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other side in connection with the foregoing as "Antitrust Counsel Only Material." Such materials and the information contained in such materials will be given only to the outside counsel regarding regulatory law of the recipient and will not be disclosed by outside counsel to employees, officers, directors or consultants of the recipient or any of its affiliates unless express permission is obtained in advance from the source of the materials or its legal counsel.

        None of CBOE Holdings, Bats or any of their respective subsidiaries will, without the prior written consent of the other parties to the merger agreement (which consent will not be unreasonably withheld, conditioned or delayed) consent to or accept or enter into any operational restriction, consent decree or hold separate order or make any divestiture or other undertaking to obtain requisite approvals and authorizations for the transactions contemplated by the merger agreement from any governmental entity. However, without the prior written consent of the other parties thereto, Bats, CBOE Holdings and their respective subsidiaries may divest or dispose of any assets or business that generated $1.0 million or less in net revenue during 2015. Notwithstanding the foregoing, none of CBOE Holdings, Bats or any of their respective subsidiaries will be obligated to, and will not, without the prior written consent of the other parties to the merger agreement (which consent will be in the sole discretion of such other parties) consent to accept or enter into any operational restriction, consent decree or hold separate order or make any divestiture or other undertaking to obtain requisite approvals and authorizations for the transactions contemplated by the merger agreement from any governmental entity, in each case, that, individually or in the aggregate, would reasonably be expected to (i) have a material adverse effect on the business, assets, liabilities, financial condition or results of operations of Bats and its subsidiaries, taken as a whole, or (ii) have a material adverse effect on the business, assets, liabilities, financial condition or results of operations of CBOE Holdings and its subsidiaries, taken as a whole, after giving effect to the merger (provided that for the purpose of determining whether a potential adverse effect on CBOE Holdings and its subsidiaries, taken as a whole, after giving effect to the merger, would constitute a material adverse effect, CBOE Holdings and its subsidiaries, taken as a whole, after giving effect to the merger, will be deemed to be a consolidated group of entities of the size and scale of a hypothetical company that is 100% of the size and scale of Bats and its subsidiaries, taken as a whole) (each of the effects described in clauses (i) and (ii) of this sentence being referred to as a "burdensome effect").

Conduct of Business Pending the Merger

  Restrictions on Bats' Interim Operations

        Bats has agreed that, except with the prior written consent of CBOE Holdings (which consent will not be unreasonably withheld, conditioned or delayed), and except as expressly required or permitted by the merger agreement or required by law, prior to the completion of the merger, Bats will, and will cause each of its subsidiaries to, use reasonable best efforts to conduct its business in the ordinary course in substantially the same manner as previously conducted and, to the extent consistent therewith, use reasonable best efforts to:

  •
  preserve substantially intact its business organization;

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  maintain all material permits;

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  keep available the services of its current officers and key employees; and

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  preserve intact its goodwill and its ongoing business relationships with customers, suppliers, licensors, licensees and others having business dealings with them.

        Bats has further agreed not to take certain actions prior to the completion of the merger without the written consent of CBOE Holdings (which consent will not be unreasonably withheld, conditioned or delayed) unless as expressly required or permitted by the merger agreement or required by law. In particular, subject to the above exceptions, Bats may not, and may not permit any of its subsidiaries to:

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  amend or permit the adoption of any amendment to the charter or bylaws (or equivalent organizational documents) of Bats or any of its subsidiaries;

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  adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, except for any merger or consolidation solely among wholly owned Bats subsidiaries not in violation of any instrument binding on Bats or any of its subsidiaries and that would not reasonably be expected to result in a material increase in the net tax liability of Bats and its subsidiaries, taken as a whole and would not present a material risk of any delay in the receipt of any approvals required for the transactions contemplated by the merger agreement;

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  issue, grant, deliver, sell, pledge, dispose of or encumber (i) shares of capital stock, (ii) voting debt or other voting securities of Bats, (iii) stock equivalents of Bats or (iv) securities convertible into or exercisable or exchangeable for any shares of capital stock or voting securities of, or equity interests in Bats or any of its subsidiaries, other than the issuance of shares of Bats common stock in respect of Bats stock awards outstanding as of the date of the merger agreement and in accordance with their terms under the Bats equity incentive plans as of the date of the merger agreement;

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  declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or other equity interests other than (a) any dividend or distribution by any of its subsidiaries to Bats or to another wholly owned subsidiary of Bats and (b) regular quarterly dividends in an amount per share of Bats common stock no greater than the quarterly dividend declared and paid by Bats during the fiscal quarter ended September 30, 2016, with record and payment dates in accordance with Bats' customary dividend schedule;

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  otherwise manage its working capital in a manner other than in the ordinary course of business;

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  enter into any financial derivative contract for the purpose of hedging risk, except foreign exchange hedging on customary commercial terms and in the ordinary course of business;

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  adjust, split, combine, redeem, repurchase or otherwise acquire any shares of its capital stock or other equity interests (except in connection with the cashless exercises or similar transactions (including withholding of taxes) pursuant to the vesting or exercise, as the case may be, of Bats stock awards outstanding as of the date of the merger agreement in accordance with their terms under the Bats equity incentive plans as of the date of the merger agreement), or reclassify, combine, split, subdivide or otherwise amend the terms of its capital stock or other equity interests, or enter into any agreement with respect to the voting of any of Bats' capital stock or other securities or the capital stock or other securities of subsidiaries of Bats;

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  make or agree to make any new capital expenditures other than (a) capital expenditures in an aggregate amount not in excess of Bats' budget for capital expenditures that has been made available to CBOE Holdings prior to the date of the merger agreement or (b) other capital expenditures that are not in excess of $5.0 million in the aggregate;

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  (a) acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any material assets other than (1) pursuant to contracts or commitments in existence as of the date of the merger agreement, (2) acquisitions of supplies in the ordinary course of business consistent with past practice or (3) acquisitions with a purchase price (including assumed indebtedness) not exceeding $33.0 million in the aggregate, provided that such acquisitions would not reasonably be expected to impede or delay the satisfaction of the conditions to or the consummation of the closing of the transactions contemplated by the merger agreement, or (b) sell, lease, exchange, mortgage, pledge, transfer, subject to any lien (other than certain permitted liens) or otherwise dispose of (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any material assets that are not Bats intellectual property of Bats, other than (1) pursuant to contracts or commitments in existence as of the date of the merger agreement, (2) sales of obsolete equipment in the ordinary course of business or (3) sales or dispositions of inventory and other assets with a fair market value not in excess of $2.5 million in any transaction or series of related transactions or $5.0 million in the aggregate;

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  enter into any material joint venture or similar partnership arrangement;

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  engage in any transactions, agreements, arrangements or understandings with any affiliate or other person that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

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  (a) incur, create, assume or otherwise become liable for, or repay or prepay, any indebtedness for borrowed money (other than (1) ordinary course trade payables, (2) pursuant to existing credit facilities (including the credit agreement) or in the ordinary course of business; provided however, that the aggregate amount of such indebtedness as of the closing of the transactions contemplated by the merger agreement will not exceed the amount of indebtedness outstanding under the credit agreement as of June 30, 2016, (3) as incurred between or among Bats and any of Bats' wholly owned subsidiaries or between any of its subsidiaries or (4) guarantees by Bats or its subsidiaries of indebtedness of Bats or any of Bats' wholly owned subsidiaries), or guarantee any such indebtedness of any third party, issue or sell any debt securities, options, calls, warrants or other rights to acquire any debt securities of Bats or any Bats subsidiary, guarantee any debt securities of any third party, enter into any "keep well" or other agreement to maintain any financial statement condition of any third party or enter into any arrangement having the economic effect of any of the foregoing, or amend, modify or refinance any such indebtedness or (b) make any loans, advances or capital contributions to, or investments in, any other person (other than Bats or any of Bats' subsidiaries);

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  except to the extent required by applicable law or the terms of any Bats employee benefit plan, and except as expressly contemplated by the merger agreement, (a) increase the compensation or benefits of any current or former director, employee or individual independent contractor of Bats or any of its subsidiaries, other than (i) annual merit or market-based increases of base salaries in the ordinary course of business consistent with past practice, (ii) the grant of restricted stock awards and cash retainers to Bats non-employee directors under the Bats Non-Employee Directors Compensation Policy in the ordinary course of business consistent with past practice in connection with the 2017 Bats annual general meeting, if any, (iii) the establishment of a retention bonus pool equal to (x) $2 million in the aggregate for employees not currently party to an employment agreement and (y) $1 million in the aggregate for certain employees currently party to an employment agreement (other than Messrs. Concannon, Isaacson and Hemsley, each of whom have entered into offer letters with CBOE Holdings), in each case, the allocation, vesting and payments terms of which are to be determined in the discretion of Bats, and, to the extent applicable, subject to the amendment of the definition of "good reason" set forth in such employee's existing employment agreement in a manner consistent with the definition of "good reason" included in the offer letters between CBOE Holdings and Messrs. Concannon, Isaacson and Hemsley (as described in more detail in the section entitled "Interests of Directors and Executive Officers in the Merger—Bats Directors and Executive Officers—Offers of Employment with CBOE Holdings" of this joint proxy statement/prospectus), (iv) the grant of severance pay or benefits pursuant to the Bats Severance Policy in the event of a qualifying termination of employment, or, in the case of employees located in the UK, basic salary and contractual benefits during any garden leave period (or payment in lieu thereof) pursuant to applicable law or (v) the payment of 2016 annual bonuses on or prior to the Closing Date (including prior to December 31, 2016) based on actual achievement of performance goals through a date specified by Bats (but no later than December 31, 2016), in the form of cash and/or equity awards, as determined in the good faith discretion of Bats in the ordinary course of business consistent with past practice; (b) establish, materially amend, terminate or adopt any compensation or benefit plan, including any pension, retirement, profit-sharing, bonus or other employee benefit or welfare benefit plan or employment, change in control or severance agreement, other than (i) the renewal of Bats-provided medical, dental, vision and life insurance plans, in the ordinary course of business and in a manner that does not materially increase the cost to Bats, (c) accelerate the vesting of, or the lapsing of restrictions with respect to, any stock-based compensation, (d) fail to make any required, non-de minimis contributions under any Bats employee benefit plan, (e) hire or retain any officer, employee, sales personnel, individual independent contractor or director, other than (i) hires to fill vacancies of officers, employees sales personnel, individual independent contractors or directors with annual base compensation not in excess of $200,000 in the ordinary course of business consistent with past practice, (ii) hires of IT and operations personnel with a base salary not in excess of $300,000, and (iii) hires of two new Directors of Sales, or (f) terminate the services of, or materially modify the contractual relationship of, any officer, employee, sales personnel, individual independent contractor or director of Bats or any of its subsidiaries with annual base compensation in excess of $200,000, other than terminations for "cause;"

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  (a) implement or adopt any change in its methods of accounting, except to conform to changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto, (b) change its fiscal year or (c) make any material change in internal accounting controls or disclosure controls and procedures;

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  (a) fail to file any material tax return when due (after giving effect to any properly obtained extensions of time in which to make such filings) or (b) except to the extent otherwise required by law or in the ordinary course of business, make or change any material tax election, change any material tax accounting period with respect to a material amount of taxes, file any material amended tax return, settle or compromise any audit or proceeding relating to a material amount of taxes, agree to an extension or waiver of the statute of limitations with respect to a material amount of taxes, enter into any "closing agreement" within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. law) with respect to any material tax or surrender any right to claim a material tax refund;

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  take any action, cause any action to be taken, fail to take any action or fail to cause any action to be taken (including any action or failure to act as otherwise permitted by the restrictions on Bats' interim operations) that would prevent the merger and the subsequent merger, taken together, from constituting a tax-free reorganization under Section 368(a) and related provisions of the Code;

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  (a) pay, discharge, waive, settle, compromise, release or satisfy any material claim, liability or obligation that is not an action, other than payment, discharge, waiver, settlement, release or satisfaction in the ordinary course of business and other than the satisfaction or performance by Bats and its subsidiaries of their respective obligations in accordance with the applicable terms under contracts in effect on the date of the merger agreement and contracts permitted to be entered into on or following the date of the merger agreement or (b) other than in connection with the ordinary course of business, accelerate, discount, factor, reduce, sell (for less than its face value or otherwise), transfer, assign or otherwise dispose of, in full or in part, any material accounts receivable owed to Bats or any of its subsidiaries, with or without recourse, including any rights or claims associated therewith;

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  commence or settle, compromise or otherwise resolve any material action (a) outside the ordinary course of business, (b) as would result in any liability in excess of the amount reserved therefor or reflected on the balance sheet of Bats as of June 30, 2016, other than any such liability not in excess of $1.0 million or (c) to the extent such litigation or other legal proceeding (1) involves any injunction or material non-monetary relief on Bats or any of its subsidiaries, (2) does not provide for a complete release of Bats or its subsidiaries of all claims or (3) provides for any admission of wrongdoing by Bats or any of its subsidiaries;

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  other than non-exclusive licenses or sublicenses to end users, distributors and resellers in the ordinary course of business, enter into any agreement, arrangement or commitment to grant a license or sublicense of any material intellectual property of Bats;

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  transfer, sell, lease, license (except as permitted in the bullet point below), mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any material intellectual property of Bats;

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  other than in the ordinary course of business (a) enter into, renew or materially amend or modify any material contract of Bats or contract that would be a material contract of Bats if in effect on the date of the merger agreement, (b) consent to the termination (other than a termination in accordance with its terms) of any material contract of Bats or contract permitted to be entered into on or following the date of the merger agreement that would be a material contract of Bats if in effect on the date of the merger agreement or (c) materially amend, waive or modify or fail to enforce its material rights under any material contract of Bats or contract permitted to be entered into on or following the date of the merger agreement that would be a material contract of Bats if in effect on the date of the merger agreement;

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  waive, extend, renew or enter into any non-compete, most favored nation, exclusivity, non-solicitation or similar contract that would materially restrict or limit the freedom of Bats or any of its subsidiaries in conducting their operations or business, as the case may be, or any of their respective subsidiaries or affiliates (whether before or after the closing of the transactions contemplated by the merger agreement);

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  effectuate a "plant closing" or "mass layoff," as those terms are defined under Workers Adjustment and Retraining Notification Act and comparable state, local and federal Laws, whether domestic or international;

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  enter into any new line of business that is outside the business being conducted by Bats or its subsidiaries on the date of the merger agreement and any reasonable extensions thereof;

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  enter into, amend or modify any union recognition agreement, collective bargaining agreement or similar agreement with any labor union or representative body of employees of Bats or any of its subsidiaries employees, or enter into negotiations regarding any such agreement;

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  cancel any material insurance policies or fail to renew any material insurance policies upon expiration on substantially the same terms as those in place on the date of the merger agreement, to the extent insurance policies on such terms are available on commercially reasonable terms; or

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  agree to, authorize or enter into any contract obligating it to take any of the above actions.

  Restrictions on CBOE Holdings' Interim Operations

        CBOE Holdings has agreed that, except with the prior written consent of Bats (which consent will not be unreasonably withheld, conditioned or delayed), and except as expressly required or permitted by the merger agreement or by any financing arrangements entered into by CBOE Holdings in connection with the merger or required by law, prior to the completion of the merger, it will, and will cause each of its subsidiaries to, use reasonable best efforts to conduct its business in the ordinary course in substantially the same manner as previously conducted and, to the extent consistent therewith, use reasonable best efforts to:

  •
  preserve substantially intact its business organization;

  •
  maintain all material permits;

  •
  keep available the services of its current officers and key employees; and

  •
  preserve intact its goodwill and its ongoing business relationships with customers, suppliers, licensors, licensees and others having business dealings with them.

        CBOE Holdings has further agreed not to take certain actions prior to the completion of the merger without the written consent of Bats (which consent will not be unreasonably withheld, conditioned or delayed) unless the actions are expressly required or permitted by the merger agreement or by any financing arrangements entered into by CBOE Holdings in connection with the merger or required by law. In particular, subject to the above exceptions, CBOE Holdings may not, and may not permit any of its subsidiaries to:

  •
  amend or permit the adoption of any amendment to the charter or bylaws of CBOE Holdings in a manner that would adversely affect the consummation of the merger or the subsequent merger or affect the holders of shares of Bats common stock whose shares may be converted into shares of CBOE Holdings common stock at the effective time of the merger in a manner different than holders of shares of CBOE Holdings common stock prior to the effective time of the merger;

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  adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, except for any merger or consolidation solely among wholly owned subsidiaries of CBOE Holdings not in violation of any instrument binding on CBOE Holdings or any of its subsidiaries and that would not reasonably be expected to result in a material increase in the net tax liability of CBOE Holdings or any of its subsidiaries, taken as a whole and would not present a material risk of any delay in the receipt of any approvals required for the transactions contemplated by the merger agreement;

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  issue, grant, deliver, sell, pledge, dispose of or encumber (a) shares of capital stock, (b) voting debt or other voting securities of CBOE Holdings, (c) stock equivalents of CBOE Holdings or (d) securities convertible into or exercisable or exchangeable for any shares of capital stock or voting securities of, or equity interests in, CBOE Holdings, other than the (1) issuance of shares of CBOE Holdings common stock upon the exercise of convertible securities in accordance with their terms under the CBOE Holdings stock plans as of date of the merger agreement, (2) pursuant to a CBOE Holdings stock plan or (3) the issuance of shares of CBOE Holdings common stock or other securities of CBOE Holdings in connection with bona fide acquisitions, mergers, strategic partnership transactions or similar transactions permitted as defined below;

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  declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or other equity interests other than (a) any dividend or distribution by any of its subsidiaries to CBOE Holdings or to another wholly owned subsidiary of CBOE Holdings and (b) regular quarterly dividends in an amount per share of CBOE Holdings common stock no greater than the quarterly dividend declared and paid by CBOE Holdings during the fiscal quarter ended September 30, 2016, with record and payment dates in accordance with CBOE Holdings' customary dividend schedule;

  •
  adjust, split, combine, redeem, repurchase or otherwise acquire any shares of its capital stock or other equity interests (except in connection with the cashless exercises or similar transactions (including withholding of taxes) pursuant to the vesting or exercise, as the case may be, of CBOE Holdings stock awards outstanding as of the date of the merger agreement in accordance with their terms under CBOE Holdings' stock plans as of the date of the merger agreement), or reclassify, combine, split, subdivide or otherwise amend the terms of its capital stock or other equity interests, enter into any agreement with respect to the voting of any of CBOE Holdings capital stock, in each case in a manner that would reasonably be expected to adversely affect the ability of the parties to the merger agreement to consummate the merger or the subsequent merger or affect the holders of shares of Bats common stock whose shares may be converted into shares of CBOE Holdings common stock at the effective time of the merger in a manner different than holders of shares of CBOE Holdings common stock prior to the effective time of the merger;

  •
  (a) acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any material assets other than (1) pursuant to contracts or commitments in existence as of the date of the merger agreement, (2) acquisitions of supplies in the ordinary course of business consistent with past practice or (3) acquisitions with a purchase price (including assumed indebtedness) not exceeding $100.0 million in the aggregate, provided that such acquisitions would not reasonably be expected to impede or delay the satisfaction of the conditions to or the consummation of the closing of the transaction contemplated by the merger agreement, or (b) sell, lease, exchange, mortgage, pledge, transfer, subject to any lien (other than certain permitted liens) or otherwise dispose of (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any material assets that are not intellectual property of CBOE Holdings, other than (1) pursuant to contracts or commitments in existence as of the date of the merger agreement, (2) sales of obsolete equipment in the ordinary course of business, (3) sales or dispositions of inventory in the ordinary course of business and (4) dispositions of assets in any transaction or series of related transactions with an aggregate fair market value not exceeding $100.0 million;

  •
  take any action, cause any action to be taken, fail to take any action or fail to cause any action to be taken (including any action or failure to act as otherwise permitted by the restrictions CBOE Holdings' interim operations) that would prevent the merger and the subsequent merger, taken together, from constituting a tax-free reorganization under Section 368(a) and related provisions of the Code;

  •
  enter into any material joint venture or similar partnership agreement; or

  •
  agree to, authorize, or enter into any contract obligating it to take any of the above actions.

Employee Matters

        For a period ending not earlier than December 31, 2017 (or, if the closing date occurs after March 31, 2017, for a period of not less than 12 months after the closing date), CBOE Holdings has agreed to, and to cause its affiliates to, provide each Bats employee continuing with CBOE Holdings and its subsidiaries following the closing date (each, a "continuing employee"), with (i) a base salary or wage or commission rate, in each case, at least equal to the base salary or wage or commission rate provided to such continuing employee immediately prior to the closing date (except as otherwise may be agreed upon by any such continuing employee), (ii) severance pay and benefits no less favorable than the severance pay and benefits provided to such continuing employee immediately prior to the closing date and (iii) other compensation, fringe benefits and employee benefits (other than defined benefit pension benefits and retiree health and welfare benefits) that are substantially comparable in the aggregate to the other compensation, fringe benefits and employee benefits (other than defined benefit pension benefits and retiree health and welfare benefits, if any) provided to such continuing employee immediately prior to the closing date.

        In addition, the merger agreement provides that for the performance year ending December 31, 2017, CBOE Holdings will provide each continuing employee with equity and nonequity incentive compensation no less favorable to the continuing employee than the equity and nonequity incentive compensation provided to the continuing employee immediately prior to the closing date of the merger. The merger agreement also provides that Bats will pay each eligible employee his or her bonus in respect of the performance period ending December 31, 2016 (to the extent not previously paid) based on actual achievement of the performance goals through a specified date determined by Bats in its sole discretion (but in no event later than the earlier of (i) December 31, 2016 and (ii) the closing date of the merger). The bonuses may be paid by Bats prior to December 31, 2016 and may be paid in the form of cash and/or equity or equity-based awards, as determined in the good faith discretion of Bats in the ordinary course of business consistent with past practice, except that any equity or equity-based awards granted by Bats may not vest on a "single-trigger" basis—i.e., immediately upon the closing of the merger.

        In addition, CBOE Holdings has agreed to, and to cause its affiliates to, provide each continuing employee with full credit for prior service with Bats and its subsidiaries (as well as service with any predecessor employer) for all purposes under any CBOE Holdings benefit plan in which any continuing employee is or becomes eligible to participate on or after the closing date, including for purposes of eligibility, vesting, level of benefits (including for purposes of vacation and severance) and benefit accruals (but not for benefit accrual purposes under any defined benefit plan of CBOE Holdings and its subsidiaries or for purposes of determining eligibility for retiree health and welfare benefits), in each case, other than to the extent it would result in a duplication of benefits. With respect to any CBOE Holdings health and welfare benefit plans in which a continuing employee is or becomes eligible to participate on or after the closing date of the merger, CBOE Holdings has agreed to, and to cause its affiliates to, (i) waive any limitations or exclusions on benefits relating to pre-existing conditions, actively-at-work requirements, waiting periods and similar limitations and requirements applicable to the continuing employee and his or her eligible dependents under the CBOE Holdings health and welfare benefit plans to the same extent such limitations, exclusions and requirements would not have applied under comparable Bats health and welfare benefit plans and (ii) provide each continuing employee and his or her eligible dependents with credit for any co-payments, deductibles and similar expenses incurred by the continuing employee and his or her eligible dependents during the calendar year in which the closing date occurs (to the same extent that such credit was given under the comparable Bats health and welfare benefit plans prior to the closing date of the merger) for purposes of satisfying such year's co-payment or deductible requirements under the CBOE Holdings health and welfare benefit plans for the year in which the closing date occurs.

        CBOE Holdings has agreed to permit each continuing employee to make rollover contributions of "eligible rollover distributions" (within the meaning of Section 401(a)(31) of the Code) in cash in an amount equal to the eligible rollover distribution portion of the account balance distributed to each such employee from the Bats 401(k) plan to an "eligible retirement plan" (within the meaning of Section 401(a)(31) of the Code) of CBOE Holdings or any of its affiliates. CBOE Holdings has agreed to take all actions necessary to cause the CBOE Holdings 401(k) plan to accept rollovers by continuing employees from the Bats 401(k) plan, including participant loans, after the effective time of the merger.

Board of Directors of CBOE Holdings After the Merger

        In connection with the merger, CBOE Holdings has agreed to take all requisite actions so that, as of the effective time of the merger, the CBOE Holdings board will consist of 14 directors, including three individuals designated by Bats who (i) are serving as Bats directors immediately prior to the effective time of the merger and (ii) comply with the policies (including clarifications thereof provided by CBOE Holdings to Bats) of the CBOE Holdings N&G Committee as in effect on the date of the merger agreement and previously provided to Bats (each of whom will be appointed to the CBOE Holdings board as of the effective time of the merger).

        Information about the current CBOE Holdings directors and executive officers can be found in the documents listed under the heading "Where You Can Find More Information" beginning on page 422.

Financing

        CBOE Holdings, Merger Sub and Merger LLC have agreed to use their reasonable best efforts to take or cause to be taken, all such actions as may be necessary to arrange the debt financing on substantially the terms and conditions described in the debt commitment letter, including:

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  to negotiate and enter into the definitive agreements reflecting the terms and conditions contained in the debt commitment letter (including, as necessary, any "flex" provisions contained in the fee letter) by the effective time of the merger; and

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  to satisfy or obtain the waiver of, on a timely basis, all conditions to obtaining the debt financing in accordance with the terms thereof and to comply with all of the obligations applicable to CBOE Holdings pursuant to the debt commitment letter and the definitive agreements related thereto.

        CBOE Holdings, Merger Sub and Merger LLC have agreed to use their reasonable best efforts to cause the lenders and other persons to fund the debt financing required to consummate the merger at the effective time of the merger.

        In the event that all conditions to funding the commitments contained in the debt commitment letter have been satisfied, CBOE Holdings, Merger Sub and Merger LLC have agreed to use their reasonable best efforts to cause the lenders and other persons to fund the debt financing required to:

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  consummate the transactions contemplated by the merger agreement;

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  pay related fees and expenses (including paying all commitment fees when due, for repaying or refinancing the credit agreement or other indebtedness of Bats); and

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  satisfy all requirements applicable to CBOE Holdings, Merger Sub and Merger LLC related to or arising out of the consummation of the transactions contemplated by the merger agreement at the effective time of the merger.

        CBOE Holdings, Merger Sub and Merger LLC have also agreed to give Bats prompt notice of any breach (or threatened breach) or default (or threatened default) by any party to the debt commitment letter or the definitive agreements related thereto of which any of CBOE Holdings, Merger Sub or Merger LLC has become aware or any termination of the debt commitment letter or such definitive agreement. In the event that any portion of the debt financing becomes unavailable, CBOE Holdings, Merger Sub and Merger LLC have agreed to use reasonable best efforts to arrange to obtain substitute financing as promptly as practicable in equivalent amounts commitments in respect of other financing for such portion of the debt financing from the same or alternative bona fide third-party financing sources on terms no less favorable to CBOE Holdings, Merger Sub and Merger LLC as those contained in the debt commitment letter, including with respect to the conditions precedent to funding of such financing that are in the aggregate, in respect of certainty of funding, are equivalent to (or more favorable to CBOE Holdings, Merger Sub and Merger LLC than) the conditions precedent set forth in the debt commitment letter, to replace the debt financing contemplated by such expired, replaced, terminated or unavailable commitments or agreements, and on terms that do not make the timely funding of the financing or the satisfaction of the conditions to obtaining the financing less likely to occur ("alternative financing") and promptly notify Bats of the foregoing.

        CBOE Holdings, Merger Sub and Merger LLC have also agreed that they will deliver to Bats true and complete copies of all commitment letters, agreements (including copies of fee letters (provided that fees, "market flex" and other economic terms which do not affect the amount, availability or conditionality of any portion thereof may be redacted)) pursuant to which any such alternative source shall have committed to provide CBOE Holdings, Merger Sub and Merger LLC with alternative financing, including the definitive agreements related thereto. CBOE Holdings, Merger Sub and Merger LLC agreed to (i) keep Bats reasonably informed of to the status of their efforts to arrange the debt financing and (ii) provide Bats with final copies of the debt commitment letter, the fee letter (provided that fees, "market flex" and other economic terms which do not affect the amount, availability or conditionality of any portion thereof may be redacted), and the definitive agreements related thereto or any debt commitment letter, fee letter and definitive agreements in connection with any alternative financing, if any, and (iii) provide Bats a reasonable opportunity to review all drafts of the debt commitment letter, any debt commitment letter in connection with any alternative financing and, in each case, the definitive agreements related thereto and to approve the final versions of each of the foregoing.

        CBOE Holdings, Merger Sub and Merger LLC have agreed not to, without Bats' prior written consent, permit any amendment or modification to, or any waiver of any provision or remedy under the debt commitment letter or any definitive agreements related thereto that (a) will add any condition to obtaining the funding of the debt financing at the effective time of the merger (b) will reasonably be expected to (1) adversely affect the ability or likelihood of CBOE Holdings, Merger Sub and Merger LLC timely consummating the transactions contemplated by the merger agreement or (2) make the timely funding of the debt financing or the satisfaction of the conditions to obtaining the debt financing less likely to occur or will reduce the amount of the debt financing or (c) will adversely affect the ability of CBOE Holdings, Merger Sub and Merger LLC to enforce its rights against other parties to the debt commitment letter or the definitive agreements relating thereto. CBOE Holdings, Merger Sub and Merger LLC have agreed to provide Bats with prompt written notice of the receipt of any written notice or other written communication from the debt financing sources with respect to any debt financing sources') failure or anticipated failure to fund its commitments under the debt commitment letter or definitive agreements in connection therewith. CBOE Holdings, Merger Sub and Merger LLC have agreed not to release or consent to the release of the commitments and obligations of the lenders under the debt commitment letter other than in accordance with the terms thereof, and not to terminate the debt commitment letter.

        CBOE Holdings has the right to substitute in equivalent amounts commitments in respect of other financing for all or any portion of the debt financing from the same or alternative bona fide third-party financing sources so long as such alternative sources would not reasonably be expected to (i) adversely affect the ability or likelihood of CBOE Holdings, Merger Sub and Merger LLC timely consummating the transactions contemplated by the merger agreement, (ii) make the timely funding of the debt financing or the satisfaction of the conditions to obtaining the debt financing less likely to occur or (iii) adversely affect the ability of CBOE Holdings, Merger Sub or Merger LLC to enforce its rights against other parties to the debt commitment letter or the definitive agreements relating thereto (collectively with the debt financing, the "available financing" (which may include any offering of debt securities or incurrence of loans)).

        Prior to the closing of the merger, Bats has agreed to use its reasonable best efforts to provide to CBOE Holdings and Merger Sub, and to cause each of its subsidiaries to use its reasonable best efforts to provide, and to use its commercially reasonable efforts to cause its representatives, including legal and accounting, to provide, in each case at CBOE Holdings' sole expense and on a timely basis, the cooperation reasonably requested by CBOE Holdings that is necessary, proper or advisable in connection with the arrangement of the debt financing or any permitted replacement, amended, modified or alternative financing (provided that (i) such requested cooperation does not unreasonably interfere with the ongoing operations of Bats and its subsidiaries, (ii) such requested cooperation and information required to be provided by Bats is limited to information about Bats and its operations and (iii) neither Bats nor its subsidiaries will be required to prepare any information, including required information, that required the combination of information about Bats with any other person, including CBOE Holdings), including using its reasonable best efforts to:

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  furnish CBOE Holdings and Merger Sub and their debt financing sources, as promptly as reasonably practicable following CBOE Holdings' request, with such pertinent and customary information necessary to syndicate or complete the underwriting or private placement of debt financing as may be reasonably requested in writing by CBOE Holdings regarding the business, operations, financial projections and prospects of Bats and its subsidiaries as is customary for investment grade public companies in connection with the arrangement or marketing of financings such as the available financing;

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  unless the debt financing or any alternative financing will have been fully syndicated or funded prior thereto, (i) furnish to CBOE Holdings as promptly as reasonably practicable, and in no event later than (1) 20 calendar days after the end of the first three fiscal quarters of any fiscal year of Bats and 45 calendar days after the end of each fiscal year of Bats, unaudited balance sheets and income and cash flow statements (in each case without footnotes) of Bats and its subsidiaries for such fiscal quarter or fiscal year and (2) 60 calendar days after the end of each fiscal year of Bats, audited balance sheets and income and cash flow statements of Bats and its subsidiaries for such fiscal year, in each case, to the extent reasonably required by CBOE Holdings to prepare pro forma financial statements of the type required by Regulation S-X and Regulation S-K promulgated under the Securities Act to syndicate or complete the offering(s) of debt securities contemplated by the debt commitment letter or in connection with the available financing and the transactions contemplated by the merger agreement; (ii) furnish to CBOE Holdings as promptly as reasonably practicable, but in any event no later than 90 calendar days after the end of each fiscal year of Bats, the audited balance sheets and income and cash flow statements of Bats and its subsidiaries for the three most recent fiscal years ended at least 90 days prior to the effective time of the merger prepared in accordance with GAAP as required by Regulation S-X under the Securities Act; and (iii) furnish to CBOE Holdings as promptly as reasonably practicable, and in no event later than 45 calendar days after the end of each subsequent fiscal quarter of Bats ending at least 45 days prior to the effective time of the merger (other than the fourth quarter), unaudited balance sheets and income and cash flow statements (in each case without footnotes) of Bats and its subsidiaries for such fiscal quarter of Bats prepared in accordance with GAAP as required by Regulation S-X under the Securities Act (it being understood that clauses (ii) and (iii) above will be deemed satisfied upon the filing with the SEC of Bats' 10-K or 10-Q, as applicable, to the extent such financial statements are contained therein) (the information, financial statements, pro forma financial statements, business and other financial data and financial information referred to above, as the "required information");

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  reasonably assist CBOE Holdings in the preparation of pro forma financial statements and other financial data and financial information of Bats and its subsidiaries necessary to syndicate or complete the underwriting or private placement of debt financing, it being understood that neither Bats nor its subsidiaries will be required to prepare any information that requires the combination of information about Bats with any other person, including CBOE Holdings;

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  use reasonable best efforts to obtain customary accountants' comfort letters and consents of accountants to the use of their reports in any materials relating to the available financing;

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  participate in a reasonable number of meetings (including one-on-one meetings with the parties acting as lead arrangers, bookrunners, underwriters or agents for, and prospective lenders and purchasers of the available financing and senior management and representatives with appropriate seniority and expertise, of Bats), presentations, road shows, due diligence sessions, drafting sessions and sessions with the rating agencies in connection with the available financing at times and dates reasonably acceptable to Bats;

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  reasonably assist with the preparation of materials for rating agency presentations, bank information memoranda and similar documents required in connection with the available financing, by providing information about Bats and its subsidiaries available to Bats and execution and delivery of customary representation letters in connection with bank information memoranda;

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  take corporate actions, subject to the occurrence of the effective time of the merger, reasonably requested by CBOE Holdings to permit the consummation of the available financing and to permit the proceeds thereof to be made available to the surviving corporation or surviving company, as applicable, immediately after the effective time of the merger;

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  reasonably assist in the negotiation, preparation and execution of one or more credit agreements, indentures, underwriting agreements or purchase agreements, or that are reasonably requested by CBOE Holdings in connection with the available financing provided that no obligation of Bats or any of its subsidiaries under any such agreements or amendments will be effective until the effective time of the merger;

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  subject to confidentiality provisions, provide customary authorization letters to the debt financing sources;

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  cooperate reasonably with the debt financing sources' and CBOE Holdings' underwriters' due diligence to the extent reasonable;

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  use commercially reasonable efforts to arrange for customary payoff letters, lien and guaranty terminations and instruments of discharge to be delivered at the effective time of the merger providing for the payoff, discharge, lien and guaranty release and termination at the effective time of the merger of all indebtedness contemplated by the debt commitment letter to be paid off, discharged and terminated at the effective time of the merger;

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  as soon as practicable, furnish written notice to CBOE Holdings if Bats has knowledge of (i) any facts as a result of which a restatement of any financial statements for such financial statements to comply with GAAP is probable or (ii) the required information ceasing to be compliant; and

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  provide within three business days after any request therefor from CBOE Holdings, all documentation and other available information with respect to Bats and its subsidiaries that are required by regulatory authorities under the applicable "know your customer" and anti-money laundering rules and regulations, including the USA PATRIOT Act of 2001 requested by CBOE Holdings at least ten business days prior to the effective time of the merger.

        Required information is "compliant" if (i) Bats' auditors have not withdrawn any audit opinion with respect to, nor has Bats undertaken a restatement of, any financial statements contained in the required information, and (ii) such required information constituting projections, interpretations and other forward-looking information has been prepared in good faith based upon reasonable assumptions.

        It is agreed to by CBOE Holdings, Merger Sub and Merger Sub LLC that with respect to Bats and its subsidiaries, no obligation under any agreement, certificate, document or instrument (other than the authorization letters referred to above) will be effective until the effective time of the merger and, none of Bats nor its subsidiaries nor their respective representatives will be required to pay any commitment or other fee or incur any other liability in connection with the available financing prior to the effective date of the merger. Bats agreed to the use by CBOE Holdings of its and its subsidiaries' logos in connection with the available financing; provided, that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage any of Bats or its subsidiaries or the reputation or goodwill of any of Bats or its subsidiaries and are used solely in connection with a description of Bats, its business and services or the merger.

        Notwithstanding the foregoing obligations, Bats and its subsidiaries will not be required to (i) pay any commitment or other similar fee or incur prior to the effective time of the merger, any other liability or obligation in connection with the debt financing, (ii) provide or cause to be provided, any legal opinion by its counsel or (iii) provide, or cause to be provided any information or take, or cause to be taken, any action to the extent it would result in a violation of applicable law or loss of any privilege. In addition, Bats and its subsidiaries and their respective officers, directors or employees will not be required to execute or enter into or perform any agreement with respect to the debt financing that is not contingent upon the effective time of the merger occurring or that would be effective prior to the effective time of the merger (other than the authorization letters referred to above) or take any actions that would violate Bats' or its subsidiaries' organizational documents, as applicable, or applicable laws.

        CBOE Holdings has also agreed to reimburse Bats upon request for all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys' fees) incurred by Bats and its subsidiaries in connection with providing cooperation to CBOE Holdings with respect to the debt financing and, subject to certain exceptions, to indemnify and hold Bats and its subsidiaries and their respective representatives harmless from and against any and all losses suffered or incurred by any of them in connection with any financing or other securities offering of CBOE Holdings or any of its subsidiaries or any assistance or activities provided in connection therewith, except to the extent that such losses arise out of or result from the gross negligence, fraud or willful misconduct by Bats or any of its subsidiaries or their respective representatives, as determined by a final, non-appealable judgment of a court of competent jurisdiction.

        CBOE Holdings, Merger Sub and Merger LLC agreed that the obtaining of the available financing is not a condition to closing and, prior to any termination of the merger agreement pursuant to the terms thereof, they will continue to be obligated to consummate the transactions contemplated by the merger agreement irrespective and independently of the availability of the available financing, subject to the satisfaction or waiver of the requirements and the conditions set forth in the merger agreement.

        After the start of the marketing period, Bats has agreed to, and to cause its subsidiaries, to use reasonable best efforts to update any required information provided to CBOE Holdings as may be necessary so that such required information (i) is compliant and (ii) meets the applicable requirements set forth in the definition of "required information," and from the date of the merger agreement until the effective time of the merger, to use its reasonable best efforts to timely file all of Bats' Annual Reports on Form 10-K, all of its Quarterly Reports on Form 10-Q and all of its Current Reports on Form 8-K required to be filed with the SEC pursuant to the Exchange Act.

Other Covenants and Agreements

        CBOE Holdings and Bats have agreed to take certain additional actions pursuant to the merger agreement. In particular, CBOE Holdings and Bats have agreed to:

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  prepare this joint proxy statement/prospectus;

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  provide each other with reasonable access to information;

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  abide by certain restrictions regarding public statements and disclosures concerning the merger agreement and the transactions contemplated by the merger agreement;

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  use reasonable best efforts to cause the shares of CBOE Holdings common stock prior to the effective time of the merger to be approved for listing on NASDAQ, subject to official notice of issuance;

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  if any takeover law is or becomes applicable to the merger agreement, take all action reasonably necessary or appropriate so that the transactions contemplated by the merger agreement may be consummated as promptly as practicable on the terms contemplated by the merger agreement and otherwise act reasonably to eliminate or minimize the effects of such law on such transactions;

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  use reasonable best efforts to cause the merger and subsequent merger, taken together, to be treated, for federal income tax purposes, as a "reorganization" within the meaning of Section 368(a) of the Code and take no position inconsistent with such treatment unless required to do so by applicable law;

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  (i) promptly advise the other orally and in writing of any legal action commenced after the date of the merger agreement against such party or its subsidiaries, as applicable, or any of its directors or officers by any stockholder of such party, as applicable, arising out of or relating to the merger agreement or the transactions contemplated by the merger agreement, (ii) keep the other reasonably informed regarding any such legal action and give the other the opportunity to participate in the defense or settlement of any such legal action or proceeding, (iii) give due consideration to the other's advice with respect to such stockholder legal action, and, (iv) in the case of Bats, not settle or offer to settle any such legal action without the prior written consent of CBOE Holdings (such consent not to be unreasonably withheld, conditioned or delayed), unless such settlement is solely for monetary damages entirely paid for with proceeds of insurance (other than the deductible under insurance policy(ies) in effect as of the date of the merger agreement); and

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  take all steps required or reasonably appropriate to cause dispositions of Bats common stock or acquisitions of CBOE Holdings common stock resulting from the transactions contemplated by the merger agreement by each individual subject to the reporting requirements of Section 16(a) of the Exchange Act to be exempt under Rule 16b-3 of the Exchange Act or who will become subject to such reporting requirements with respect to CBOE Holdings, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Director and Officer Indemnification

        CBOE Holdings, Merger Sub and Merger LLC have agreed that all rights to exculpation or indemnification arising from, relating to or otherwise in respect of acts or omissions occurring prior to the effective time of the merger now existing in favor of the current or former directors or officers of Bats and its subsidiaries as provided in their respective certificates of incorporation, bylaws or other organizational documents will survive the merger and the subsequent merger and will continue in full force and effect in accordance with their terms. CBOE Holdings and the subsidiary surviving the merger will, to the fullest extent permitted under applicable law, indemnify and hold harmless (and advance funds in respect of each of the foregoing and costs of defense to) each current and former director or officer of Bats or any of its subsidiaries, in each case against any losses, claims, damages, liabilities, fees and expenses (including attorneys' fees and disbursements), judgments, fines and amounts paid in settlement in connection with any actual or threatened action, whether civil, criminal, administrative or investigative, arising out of, relating to or in connection with the fact that such person is or was an officer, director or fiduciary of Bats or any of its subsidiaries at or prior to the effective time of the merger.

        Subject to applicable law, CBOE Holdings has also agreed that it will or will cause the subsidiary surviving the merger, for a period of six years following the effective time of the merger, to maintain in effect the exculpation, indemnification and advancement of expenses provisions of the certificate of incorporation and bylaws or similar organization documents of Bats and its subsidiaries in effect as of the date of the merger or in any indemnification agreements of Bats or its subsidiaries with any of their respective directors, officers or employees in effect as of the date of the merger agreement, and not to amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who immediately before the effective time of the merger were current or former directors, officers or employees of Bats or its subsidiaries.

        Bats is required to obtain, at or prior to the effective time of the merger, provide directors' and officers' insurance and indemnification policies that provide coverage for events occurring prior to the effective time of the merger for an aggregate period of not less than six years from the effective time of the merger with terms, conditions, retentions, deductibles and limits of liability that are no less favorable than Bats' existing policy or policies or, if such insurance coverage is unavailable, the best available coverage, so long as the annual premium for the insurance does not exceed 200% of the last annual premium that Bats paid prior to the date of the merger agreement. If the annual premium of Bats' existing insurance policy exceeds the 200% limitation, CBOE Holdings will maintain policies of insurance which, in CBOE Holdings' good faith determination, provide the maximum amount of coverage available with an annual premium equal to 300% of Bats' current annual premium.

Termination of the Merger Agreement

  Termination by CBOE Holdings or Bats

        The merger agreement may be terminated prior to the effective time of the merger by the mutual written consent of CBOE Holdings and Bats. Also, either CBOE Holdings or Bats may terminate the merger agreement at any time prior to the effective time of the merger if:

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  any court of competent jurisdiction or other government entity has issued a judgment, order, injunction, rule or decree, or taken any other action, enjoining, restraining or otherwise prohibiting or making illegal the consummation of the merger, the subsequent merger or any of the other transactions contemplated by the merger agreement or imposing a burdensome effect on the consummation thereof and such judgment, order, injunction, rule or decree has become final and nonappealable (provided that the right to terminate the merger agreement for this reason will not be available to any party that has failed to use its reasonable best efforts to contest, resolve or lift, as applicable, such judgment, order, injunction, rule, decree or other action);

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  the Bats stockholder meeting (including any adjournment or postponement thereof) was held to obtain the Bats stockholder approval and concluded without obtaining the Bats stockholder approval (provided that Bats may not terminate the merger agreement for this reason if Bats has not complied with its obligations under the merger agreement with respect to not soliciting Bats acquisition proposals and the holding of such stockholder meeting);

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  the CBOE Holdings stockholder meeting (including any adjournment or postponement thereof) was held to obtain the CBOE Holdings stockholder approval and concluded without obtaining the CBOE Holdings stockholder approval (provided that CBOE Holdings may not terminate the merger agreement for this reason if CBOE Holdings has not complied with its obligations under the merger agreement with respect to not soliciting CBOE Holdings acquisition proposals and the holding of such stockholder meeting); or

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  the merger is not completed on or before July 25, 2017 (or, if extended pursuant to Section 7.1(b)(iv) of the merger agreement, October 23, 2017) (the "outside date") (provided, that neither CBOE Holdings nor Bats has the right to terminate the merger agreement for this reason if the failure to consummate the merger by such date results from the material breach by CBOE Holdings, Merger Sub or Merger LLC (in the case of termination by CBOE Holdings) or Bats (in the case of termination by Bats) of any of its covenants or agreements contained in the merger agreement).

  Termination by CBOE Holdings

        CBOE Holdings may terminate the merger agreement as follows:

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  if, Bats breaches or fails to perform in any material respect any of its representations, warranties, covenants or agreements contained in the merger agreement, which breach or failure to perform (i) would give rise to the failure of a condition precedent to CBOE Holdings' obligation to complete the merger and (ii) cannot be or has not been cured within the lesser of (x) 15 calendar days after the giving by CBOE Holdings of written notice to Bats of such breach or failure to perform (such notice to describe such breach or failure to perform in reasonable detail) and (y) the number of calendar days remaining until the outside date;

  •
  if prior to obtaining the Bats stockholder approval, the Bats board or any committee thereof has (a) effected a Bats adverse recommendation change (whether or not permitted to do so under the terms of the merger agreement), (b) adopted, approved, endorsed, declared advisable or recommended to Bats stockholders a Bats acquisition proposal other than the merger, (c) failed to publicly reaffirm the Bats recommendation within three business days following receipt of a written request by CBOE Holdings to provide such reaffirmation after a Bats acquisition proposal has been publicly disclosed or has become publicly known, (d) failed to include in this joint proxy statement/prospectus the Bats recommendation or included in this joint proxy statement/prospectus any proposal to vote upon or consider any Bats acquisition proposal other than the merger or (e) failed to recommend against a competing tender offer or exchange offer for 20% or more of the outstanding capital stock of Bats within ten business days after commencement of such offer (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders);

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  if Bats breaches in any material respect any of its obligations with respect to not soliciting Bats acquisition proposals; or

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  if, prior to obtaining the CBOE Holdings stockholder approval, CBOE Holdings terminates the merger agreement in order to enter into a definitive agreement to effect a CBOE Holdings superior proposal, so long as CBOE Holdings has complied with its obligations with respect to not soliciting CBOE Holdings acquisition proposals and enters into such definitive agreement concurrently with the termination of the merger agreement and pays the termination fee in accordance with the procedures and time periods described below.

  Termination by Bats

        Bats may terminate the merger agreement as follows:

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  if, CBOE Holdings, Merger Sub or Merger LLC breaches or fails to perform in any material respect any of its representations, warranties, covenants or agreements contained in the merger agreement, which breach or failure to perform (i) would give rise to the failure of a condition precedent to Bats' obligation to complete the merger and (ii) cannot be or has not been cured within the lesser of (x) 15 calendar days after the giving by Bats of written notice to CBOE Holdings of such breach or failure to perform (such notice to describe such breach or failure to perform in reasonable detail) and (y) the number of calendar days remaining until the outside date;

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  if prior to obtaining the CBOE Holdings stockholder approval, the CBOE Holdings board or any committee thereof has (a) effected a CBOE Holdings adverse recommendation change (whether or not permitted to do so under the terms of the merger agreement), (b) adopted, approved, endorsed, declared advisable or recommended to CBOE Holdings stockholders a CBOE Holdings acquisition proposal other than the merger, (c) failed to publicly reaffirm the CBOE Holdings recommendation within three business days following receipt of a written request by Bats to provide such reaffirmation after a CBOE Holdings acquisition proposal has been publicly disclosed or has become publicly known, (d) failed to include in this joint proxy statement/prospectus the CBOE Holdings' recommendation or included in this joint proxy statement/prospectus any proposal to vote upon or consider any CBOE Holdings acquisition proposal other than the merger or (e) failed to recommend against a competing tender offer or exchange offer for 20% or more of the outstanding capital stock of CBOE Holdings within ten business days after commencement of such offer (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders);

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  if CBOE Holdings breaches in any material respect any of its obligations with respect to not soliciting CBOE Holdings acquisition proposals; or

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  if, prior to obtaining the Bats stockholder approval, Bats terminates the merger agreement in order to enter into a definitive agreement to effect a Bats superior proposal, so long as Bats has complied with its obligations with respect to not soliciting Bats acquisition proposals and enters into such definitive agreement concurrently with the termination of the merger agreement, and pays the termination fee in accordance with the procedures and time periods described below.

  Effect of Termination

        If the merger agreement is terminated as described above, the merger agreement will become void and have no effect, without any liability or obligation on the part of CBOE Holdings, Merger Sub, Merger LLC or Bats (except for provisions relating to financing, public announcements, confidentiality, access to information or payment of termination fees and expenses, the provision relating to effects of termination and certain other miscellaneous provisions), provided that, in the event of (i) the willful and material breach of the merger agreement, (ii) fraud or (iii) the intentional failure to satisfy a condition to the performance of the obligations of the other party or to perform a covenant of such party, the parties agree that the party that did not so breach, act with fraud or fail to satisfy such condition or so perform will be entitled to recover from the other party any and all damages (which the parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include, to the extent proven, the benefit of the bargain lost by a party's stockholders, which losses, to the extent proven, shall be deemed in such event to be damages of such party) incurred or suffered by such party as a result of such breach, act or failure.

  Reimbursement of Fees and Expenses

        If prior to the receipt of the Bats stockholder approval, a Bats competing proposal has been publicly disclosed or has become publicly known and not withdrawn, the merger agreement is terminated by CBOE Holdings or Bats due to the occurrence of a triggering event as described in the second through fourth bullet points above under "—Termination of the Merger Agreement—Termination by CBOE Holdings or Bats," or by CBOE Holdings due to the occurrence of a triggering event as described in the first bullet point above under "—Termination of the Merger Agreement—Termination by CBOE Holdings," Bats will pay to CBOE Holdings by wire transfer of same day funds to the account or accounts designated by CBOE Holdings or its designee the CBOE Holdings expenses (as defined below) within two business days after receipt from CBOE Holdings of documentation supporting such CBOE Holdings expenses and, if concurrently with or within 12 months after the date of any such termination, any of Bats or any of its subsidiaries enters into a definitive agreement with respect to any Bats competing proposal or any Bats competing proposal is consummated, Bats will pay to CBOE Holdings or its designee by wire transfer of same day funds to the account or accounts designated by CBOE Holdings or such designee the termination fee (as defined below) concurrently with the consummation of such Bats competing proposal.

        If prior to the receipt of the CBOE Holdings stockholder approval, a CBOE Holdings competing proposal has been publicly disclosed or has become publicly known and not withdrawn, the merger agreement is terminated by CBOE Holdings or Bats due to the occurrence of a triggering event as described in the second through fourth bullet points above under "—Termination of the Merger Agreement—Termination by CBOE Holdings or Bats," or by Bats due to the occurrence of a triggering event as described in the first bullet point above under "—Termination of the Merger Agreement—Termination by Bats," CBOE Holdings will pay to Bats by wire transfer of same day funds to the account or accounts designated by Bats or its designee the Bats expenses (as defined below) within two business days after receipt from Bats of documentation supporting such Bats expenses and, if concurrently with or within 12 months after the date of any such termination, CBOE Holdings or any of its subsidiaries enters into a definitive agreement with respect to any CBOE Holdings competing proposal or any CBOE Holdings competing proposal is consummated, CBOE Holdings will pay to Bats or its designee by wire transfer of the same day funds to the account or accounts designated by Bats or such designee the termination fee concurrently with the consummation of such CBOE Holdings competing proposal.

        Bats has also agreed to pay CBOE Holdings a termination fee of $110.0 million (the "termination fee") if:

  •
  CBOE Holdings terminates the merger agreement due to the occurrence of a triggering event as described in the second bullet above under "—Termination of the Merger Agreement—Termination by CBOE Holdings;"

  •
  CBOE Holdings terminates the merger agreement due to the occurrence of a triggering event as described in the third bullet above under "—Termination of the Merger Agreement—Termination by CBOE Holdings;" and

  •
  Bats terminates the merger agreement due to Bats superior proposal and enters into a definitive agreement (as described in the fourth bullet above under "—Termination of the Merger Agreement—Termination by Bats").

        CBOE Holdings has also agreed to pay Bats the termination fee if:

  •
  Bats terminates the merger agreement due to the occurrence of a triggering event (as described in the second bullet above under "—Termination of the Merger Agreement—Termination by Bats");

  •
  Bats terminates the merger agreement due to the occurrence of a triggering event (as described in the third bullet above under "—Termination of the Merger Agreement—Termination by Bats"); and

  •
  CBOE Holdings terminates the merger agreement due to CBOE Holdings superior proposal and enters into a definitive agreement (as described in the fourth bullet above under "—Termination of the Merger Agreement—Termination by CBOE Holdings").

        In addition, unless Bats is required to pay CBOE Holdings expenses as described in the first paragraph under the section "—Fees and Expenses," Bats has agreed to pay the Bats expenses if the merger agreement is terminated due to the failure to obtain the Bats stockholder approval (as described in the second bullet above under "—Termination of the Merger Agreement—Termination by CBOE Holdings or Bats").

        In addition, unless CBOE Holdings is required to pay Bats expenses as described in the second paragraph under the section "—Reimbursement of Fee and Expenses," CBOE Holdings has agreed to pay the Bats expenses if the merger agreement is terminated due to the failure to obtain the CBOE Holdings stockholder approval (as described in the third bullet above under "—Termination of the Merger Agreement—Termination by CBOE Holdings or Bats").

        For purposes of the foregoing summary of termination fees payable:

  "Bats competing proposal" will have the same meaning as Bats acquisition proposal except that all references to "20%" therein are changed to "50%" and all references to "80%" therein are changed to "50%;"

  "Bats expenses" means documented fees and expenses (not to exceed $10.0 million) incurred or paid by or on behalf of Bats and its affiliates in connection with the transactions contemplated by the merger agreement, or related to the evaluation, authorization, preparation, negotiation, execution or performance of the merger agreement, in each case including all documented fees and expenses of law firms, commercial banks, investment banking firms, accountants, experts and consultants to Bats and its affiliates;

  "CBOE Holdings competing proposal" will have the same meaning as CBOE Holdings acquisition proposal except that all references to "20%" therein are changed to "50%" and all references to "80%" therein are changed to "50%;"

  "CBOE Holdings expenses" means documented fees and expenses (not to exceed $10.0 million) incurred or paid by or on behalf of CBOE Holdings, Merger Sub, Merger LLC and their respective affiliates in connection with the transactions contemplated by the merger agreement, or related to the evaluation, authorization, preparation, negotiation, execution or performance of the merger agreement, in each case including all documented fees and expenses of law firms, commercial banks, investment banking firms, financing sources, accountants, experts and consultants to CBOE Holdings, Merger Sub, Merger LLC and their respective affiliates.

Representations and Warranties

        Bats, on the one hand, and CBOE Holdings, Merger Sub and Merger LLC, on the other hand, have each made representations and warranties to each other in the merger agreement. The representations and warranties referenced below and included in the merger agreement were made only for purposes of the merger agreement and as of specific dates, were solely for the benefit of the parties to the merger agreement, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders and may be subject to limitations agreed upon by the parties, including being qualified by disclosures filed with or furnished to the SEC and confidential disclosures made by the parties to each other (including in the disclosure letters that the parties exchanged in connection with the execution of the merger agreement). The representations and warranties contained in the merger agreement should not be relied upon as characterizations of the actual state of facts or condition of Bats, CBOE Holdings, Merger Sub, Merger LLC or any of their respective subsidiaries, affiliates or businesses. The representations and warranties of each of the parties to the merger agreement will expire at the effective time of the merger.

  Representations and Warranties of Bats

        Bats has made customary representations and warranties to CBOE Holdings, Merger Sub and Merger LLC in the merger agreement regarding aspects of Bats' business and various other matters pertinent to the merger. The topics covered by its representations and warranties include the following:

  •
  Bats' organization, standing and power;

  •
  subsidiaries of Bats;

  •
  the capital structure of Bats;

  •
  Bats' authority to enter into, and subject to the Bats stockholder approval, consummate the transactions contemplated by the merger agreement;

  •
  the absence of conflicts with, or violations of, laws, organizational documents or contracts, in each case as a result of Bats' execution or delivery of the merger agreement or the performance by Bats of its covenants under, or the consummation by Bats of the transactions contemplated by, the merger agreement;

  •
  the governmental and regulatory approvals required to complete the merger;

  •
  Bats' SEC filings since April 14, 2016 and the financial statements contained in those filings;

  •
  the absence of any undisclosed liabilities;

  •
  indebtedness;

  •
  the information supplied in this joint proxy statement/prospectus;

  •
  the absence of certain changes or events since December 31, 2015;

  •
  the absence of pending litigation and proceedings;

  •
  Bats' and its subsidiaries' compliance with laws and permits;

  •
  employee benefits matters;

  •
  labor matters;

  •
  environmental matters;

  •
  tax matters including tax treatment of the merger and the subsequent merger;

  •
  certain material agreements and contracts of Bats and its subsidiaries;

  •
  insurance coverage;

  •
  Bats' and its subsidiaries' real property;

  •
  Bats' and its subsidiaries' intellectual property, including their software and information technology systems;

  •
  the absence of affiliate transactions;

  •
  the absence of financial advisor's, broker's or finder's fees, other than those payable to Barclays Capital Inc. and UBS Securities LLC, in connection with the transactions contemplated by the merger agreement;

  •
  the inapplicability of takeover laws to the merger; and

  •
  the opinion of Barclays Capital Inc.

        CBOE Holdings, Merger Sub and Merger LLC have made customary representations and warranties to Bats in the merger agreement regarding aspects of CBOE Holdings', Merger Sub's and Merger LLC's business and various other matters pertinent to the merger. The topics covered by their respective representations and warranties include the following:

  •
  their organization, standing and power;

  •
  subsidiaries of CBOE Holdings, Merger Sub and Merger LLC;

  •
  the capital structure of CBOE Holdings;

  •
  CBOE Holdings', Merger Sub's and Merger LLC's authority to enter into, and subject to the CBOE Holdings stockholder approval, consummate the transactions contemplated by the merger agreement;

  •
  the absence of conflicts with, or violations of, laws, organizational documents or contracts, in each case as a result of CBOE Holdings', Merger Sub's and Merger LLC's execution or delivery of the merger agreement or the performance by CBOE Holdings, Merger Sub and Merger LLC of their respective covenants under, or the consummation by CBOE Holdings, Merger Sub and Merger LLC of the transactions contemplated by, the merger agreement;

  •
  the governmental and regulatory approvals required to complete the merger;

  •
  CBOE Holdings' SEC filings since January 1, 2015 and the financial statements contained in those filings;

  •
  the absence of any undisclosed liabilities;

  •
  indebtedness;

  •
  the information supplied in this joint proxy statement/prospectus;

  •
  the absence of certain changes or events since December 31, 2015;

  •
  the absence of pending litigation and proceedings;

  •
  CBOE Holdings' and its subsidiaries' compliance with laws and permits;

  •
  employee benefits matters;

  •
  labor matters;

  •
  environmental matters;

  •
  tax matters including tax treatment of the merger and the subsequent merger;

  •
  certain material agreements and contracts of CBOE Holdings and its subsidiaries;

  •
  insurance coverage;

  •
  CBOE Holdings' and its subsidiaries' real property;

  •
  CBOE Holdings' and its subsidiaries' intellectual property, including their software and information technology systems;

  •
  the absence of affiliate transactions;

  •
  absence of ownership of shares of Bats common stock by CBOE Holdings and its subsidiaries;

  •
  ownership and operations of Merger Sub and Merger LLC by CBOE Holdings;

  •
  matters related to the financing of the transactions contemplated by the merger agreement;

  •
  the absence of financial advisor's, broker's or finder's fees, other than those payable to Broadhaven and BofA Merrill Lynch, in connection with the transactions contemplated by the merger agreement; and

  •
  the opinion of CBOE Holdings' financial advisors.

Expenses

        Except (i) as provided above under "—Termination of the Merger Agreement—Termination by Bats" and "—Termination of the Merger Agreement—Termination by CBOE Holdings" and (ii) that all HSR Act filing fees and all costs and expenses incurred in connection with the printing, filing and mailing of this joint proxy statement/prospectus and the Form S-4 (including the applicable SEC filing fees) will be divided equally between CBOE Holdings and Bats, each party is otherwise required to pay its own costs and expenses incurred in connection with the merger, the merger agreement and the transactions contemplated by the merger agreement.

Governing Law; Jurisdiction; Specific Enforcement; Waiver of Jury Trial

        The merger agreement is governed by the internal laws of the State of Delaware. All legal actions or proceedings with respect to the merger agreement are to be brought and determined exclusively in the Delaware Court of Chancery or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware. The parties to the merger agreement are entitled to specific performance of the terms of the merger agreement, including an injunction or injunctions to prevent breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement in the Delaware Court of Chancery, this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties to the merger agreement has waived any requirement under any law to post security as a prerequisite to obtaining equitable relief. Each of the parties to the merger agreement has waived its right to trial by jury in any legal proceeding arising out of or relating to the merger agreement or the transactions contemplated by the merger agreement.

Amendments, Extensions and Waivers

  Amendments

        The merger agreement may be amended by the parties at any time prior to the completion of the merger, except that any amendment after the Bats stockholder approval has been obtained which requires further approval or adoption by the stockholders of Bats may not be made without such further approval or adoption. All amendments to the merger agreement must be in writing signed by each party.

  Extension of Time and Waivers

        At any time prior to the completion of the merger, any party to the merger agreement may:

  •
  extend the time for the performance of any of the obligations or acts of any other party or parties to the merger agreement;

  •
  waive any inaccuracies in the representations and warranties of the other party or parties set forth in the merger agreement or any document delivered pursuant to the merger agreement; or

  •
  subject to applicable law, waive compliance by any other party with any of the agreements, covenants or conditions of the other party or parties contained in the merger agreement.

        However, after the Bats stockholder approval has been obtained, no waiver may be made that pursuant to applicable law requires further approval or adoption by the Bats stockholders without such further approval or adoption. All extensions and waivers granted by a party to the merger agreement must be in written instrument executed and delivered by a duly authorized officer on behalf of such party.

DESCRIPTION OF DEBT FINANCING

Overview

        Concurrently, and in connection with entering into the merger agreement, CBOE Holdings entered into a debt commitment letter, with the commitment parties, pursuant to which, the commitment parties (as described on page 24), subject to the satisfaction and waiver of certain conditions (as described below and as further specified in the debt commitment letter), have committed to provide debt financing for the purposes of funding (i) the cash portion of the merger consideration, (ii) the repayment of certain existing indebtedness of Bats and its subsidiaries and (iii) related fees and expenses, which debt financing consists of a senior unsecured 364-day bridge loan facility in an aggregate principal amount of up to $1.65 billion due and payable 364 days after the closing date to the extent CBOE Holdings fails to generate gross cash proceeds in an aggregate principal amount of up to $1.65 billion from permanent financing, including in the form of a senior unsecured term loan facility and the issuance of senior unsecured notes on or prior to the consummation of the transactions contemplated by the merger agreement.

        The commitment parties' obligations to provide such financing became effective September 25, 2016 and will end on the earliest of (i) the termination of the merger agreement pursuant to its terms, (ii) July 25, 2017 (or if the outside date is extended pursuant to the terms of the merger agreement, October 23, 2017) or (iii) the closing of the transactions contemplated by the merger agreement without the use of the bridge facility.

        CBOE Holdings is currently in the process of negotiating a $1.0 billion senior unsecured delayed draw term facility (subject to increase of up to $1.5 billion in the aggregate) to replace a portion of the bridge facility and also expects to issue senior unsecured notes prior to the completion of the merger in lieu of drawing the remainder amount on the bridge facility. CBOE Holdings expects that the senior unsecured term facility will become effective prior to December 31, 2016. CBOE Holdings anticipates that the proceeds of the senior unsecured term facility will be borrowed on or about the closing date of the merger, and that the senior unsecured term facility will mature five years following the closing date of the merger. CBOE Holdings anticipates that borrowings under the senior unsecured term facility will bear interest, at CBOE Holdings' option, at either (i) LIBOR periodically fixed for an interest period (as selected by CBOE Holdings) of one, two, three or six months plus a margin (based on CBOE Holdings' public debt ratings) ranging from 1.00 percent to 1.75 percent or (ii) a daily floating rate based on the administrative agent's prime rate (subject to certain minimums based upon the federal funds effective rate or LIBOR) plus a margin (based on CBOE Holdings' public debt ratings) ranging from zero percent to 0.75 percent. CBOE Holdings expects that, following the closing date of the merger and drawing of the term loans, borrowings under the senior unsecured term facility may be prepaid in whole or in part at the election of CBOE Holdings without premium or penalty (other than LIBOR breakage costs in the event that amounts borrowed under option (i) above are repaid prior to the end of an agreed upon interest period). CBOE Holdings also expects that the senior unsecured term facility will contain customary terms, conditions to funding, representations and warranties, covenants and events of default for facilities of its type.

        The paragraphs below describe certain material terms of the bridge facility.

Interest Rate; Duration Fee

        Borrowings under the bridge facility will bear interest at a rate equal to (i) LIBOR plus the applicable margin or (ii) at CBOE Holdings' option or in certain circumstances such as the unavailability of LIBOR, the highest of (a) the Bank of America prime rate, (b) the Federal Funds rate plus 0.50% and (c) the one-month LIBOR rate (determined on a daily basis by reference to such rate without application of breakage or redeployment costs, and which if less than zero will be deemed to be zero) if available plus 0.50%, plus the applicable margin.

        The applicable margin for borrowings under the bridge facility depends on CBOE Holdings' achievement of certain credit ratings, and, from the 90th day after the closing date, the applicable margin for borrowings under the bridge facility will increase by an additional 0.25% on each 90th day thereafter. During the continuance of any event of default under the bridge facility, the applicable margin on obligations owing under the bridge facility may be increased by 2% per annum (subject, in all cases other than a default in the payment of principal when due, to the request of the requisite number of lenders thereunder).

        Interest will be payable at the end of the selected interest period for LIBOR loans, but no less frequently than quarterly.

        Borrowings under the bridge facility will be subject to duration fees, calculated as a percentage of the aggregate principal amount of loans outstanding on the date of any such fee payment. The first duration fee at a rate of 0.50% will be payable on the 90th day after the closing date; the second duration fee at a rate of 0.75% will be payable on the 180th day after the closing date; and the third duration fee at a rate of 1.00% will be payable on the 270th day after the closing date.

Prepayments and Redemptions

        Subject to certain exceptions, the commitments in respect of the bridge facility under the debt commitment letter, on or prior to the closing date, will be automatically and permanently reduced, and after the closing date, CBOE Holdings is obligated to make prepayments of the loans under the bridge facility:

  •
  with the committed amount of all qualifying credit facilities (as defined in the debt commitment letter) entered into for the purpose of financing the transactions contemplated by the merger agreement;

  •
  with the net cash proceeds from all non-ordinary course sales or other dispositions (for any such disposition or series of related dispositions) of assets in excess of $50 million in the aggregate for all such sales or dispositions (including as a result of casualty or condemnation) by CBOE Holdings and its subsidiaries (which will include, solely after the closing date, Bats and its subsidiaries) (subject to exceptions and reinvestment rights to be agreed (with a reinvestment period not to exceed 180 days));

  •
  (without duplication of the amounts described in the first bullet above) with the net cash proceeds from all issuances or incurrences of debt for borrowed money by CBOE Holdings and its subsidiaries in excess of $50 million in the aggregate for all such issuances or incurrences of debt for borrowed money (which will include, solely after the closing date, Bats and its subsidiaries) (other than (i) working capital facilities, letter of credit facilities, purchase money indebtedness, capital leases, sale leasebacks and subsidiaries' lines of credit, in each case, in the ordinary course of business and (ii) intercompany debt); and

  •
  with the net cash proceeds received by CBOE Holdings from actual cash received in all equity issuances (as defined in the debt commitment letter), whether before or after the closing date, in excess of $50 million in the aggregate for all such equity issuances.

        At its option, CBOE Holdings may (i) prepay borrowings under the bridge facility in whole or in part at any time without premium or penalty, subject to reimbursement of the commitment parties' breakage and redeployment costs in the case of prepayment of LIBOR borrowings and (ii) irrevocably reduce or terminate the unutilized portion of the commitments under the bridge facility in whole or in part at any time without premium or penalty.

Collateral and Guarantors

        The bridge facility will be unsecured and will not be guaranteed by any subsidiaries or affiliates of CBOE Holdings or Bats or any other third parties.

Conditions Precedent

        The debt commitment letter includes customary conditions to funding, including, among others, the completion of definitive documentation, the absence of a material adverse effect on Bats, consummation of the merger in all material respects in accordance with the merger agreement without giving effect to any amendments, modifications, supplements or waivers by CBOE Holdings thereto or consents by CBOE Holdings thereunder that are materially adverse to the lenders under the bridge facility or the arranger under the bridge facility without prior written consent of such arranger and the administrative agent under the bridge facility (such consent not to be unreasonably conditioned, withheld or delayed), the delivery of audited and unaudited financial information and other customary closing deliveries, the accuracy of specified representations (subject to certain materiality qualifiers) and warranties and specified merger agreement representations and warranties and receipt of all documentation and other information required by regulatory authorities under applicable "know your customer" and anti-money laundering rules and regulations, including, the PATRIOT Act, reasonably requested in writing by the administrative agent (on behalf of any lender) under the bridge facility at least 10 business days prior to the closing date.

Covenants and Events of Default

        The bridge facility will contain a number of covenants, including limitations on the following (subject in each case to materiality thresholds and certain exceptions to be agreed):

  •
  delivery of financial statements, SEC filings, compliance certificates and other information;

  •
  notices of default and ERISA events;

  •
  payment of taxes;

  •
  preservation of existence;

  •
  compliance with laws;

  •
  maintenance of books and records;

  •
  inspection rights;

  •
  use of proceeds;

  •
  compliance with anti-corruption laws and sanctions; and

  •
  limitations on (a) liens, (b) indebtedness of subsidiaries, (c) restricted payments and (d) mergers and other fundamental changes.

        The bridge facility will also include a (i) maximum consolidated leverage ratio (to be defined as total debt to trailing four-quarter EBITDA) not to exceed 3.50 to 1.00, and (ii) minimum consolidated interest coverage ratio (to be defined as trailing four quarter EBIT to interest expense (on an annualized basis for the first three fiscal quarters and on a trailing four-quarter basis thereafter)) not to be less than 4.00 to 1.00 (with the financial definitions of EBITDA and EBIT to exclude (i) non-cash charges, (ii) restructuring charges (A) related to the transactions contemplated by the merger agreement and (B) related to any future event which could result in current or future cash charges in an aggregate amount not to exceed during any 12-month period the greater of (x) $35 million and (y) 5.0% of EBITDA, (iii) transaction expenses and (iv) other customary exceptions to be agreed).

        The bridge facility will also contain certain customary events of default, including relating to non-payment, failure to perform or observe covenants, cross-default to other indebtedness in an aggregate principal amount of $50 million or more, any representation or warranty proving to have been materially incorrect when made or confirmed, bankruptcy and insolvency, monetary judgment defaults in an amount of $50 million or more, customary ERISA defaults, actual or asserted invalidity or impairment of loan documentation and change of control. If an event of default occurs, Bank of America, N.A. as administrative agent under the bridge facility may exercise certain rights and remedies on behalf of the lenders.

 INFORMATION ABOUT CBOE HOLDINGS, MERGER SUB AND MERGER LLC

CBOE Holdings

        CBOE Holdings is the holding company for CBOE, CFE, C2 and other subsidiaries. The principal executive offices of CBOE Holdings are located at 400 South LaSalle Street, Chicago, Illinois 60605, and its telephone number is (312) 786-5600.

        CBOE Holdings' principal business is operating markets that offer for trading options on index options, mostly on an exclusive basis, and futures contracts, as well as trading options on non-exclusive "multiply-listed" options, such as equity options and ETP options, such as ETF options and ETN options. CBOE Holdings operates three stand-alone exchanges but reports the results of its operations in one reporting segment.

        CBOE is the primary options market of CBOE Holdings and offers trading in listed options through a single system that integrates electronic trading and traditional open outcry trading on the trading floor in Chicago. This integration of electronic trading and traditional open outcry trading into a single exchange is known as the Hybrid trading model. CFE, the all-electronic futures exchange of CBOE Holdings, offers trading in futures on the VIX volatility index and other products. C2 is the all-electronic exchange of CBOE Holdings that also offers trading in listed options and may operate with a different market model and fee structure than CBOE. All of these exchanges operate on a proprietary technology platform known as CBOE Command.

        Since 1974, the first full year of trading on CBOE, CBOE Holdings has grown from 5.6 million contracts on one exchange to 1.2 billion contracts on three exchanges in 2015.

        For additional information regarding CBOE Holdings, please refer to its Annual Report on Form 10-K for the year ended December 31, 2015, as filed with the SEC and incorporated by reference into this joint proxy statement/prospectus, as well as CBOE Holdings' other filings with the SEC. See "Where You Can Find More Information."

Merger Sub

        CBOE Corporation is a direct wholly-owned subsidiary of CBOE Holdings and was formed solely for the purpose of consummating the merger and the subsequent merger. Merger Sub has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the merger agreement. The principal executive offices of Merger Sub are located at 400 South LaSalle Street, Chicago, Illinois 60605, and its telephone number is (312) 786-5600.

Merger LLC

        CBOE V, LLC is a direct wholly-owned subsidiary of CBOE Holdings and was formed solely for the purpose of consummating the subsequent merger. Merger LLC has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the merger agreement. The principal executive offices of Merger LLC are located at 400 South LaSalle Street, Chicago, Illinois 60605, and its telephone number is (312) 786-5600.

 INFORMATION ABOUT BATS

        For purposes of the discussion contained in this section of this joint proxy statement/prospectus entitled "Information about Bats," references to Bats means Bats and its consolidated subsidiaries unless the context otherwise requires.

Business

  Overview

        Bats is a leading global operator of securities exchanges and other electronic markets enabled by world-class technology. Bats provides trade execution, market data, trade reporting, connectivity and risk management solutions to brokers, market makers, asset managers and other market participants, ultimately benefiting retail and institutional investors across multiple asset classes. Bats' principal objective is to improve markets by maximizing efficiency and mitigating trade execution risk for market participants. Bats' asset class focus currently comprises listed cash equity securities in the United States and Europe, listed equity options in the United States and institutional spot FX globally, as well as ETPs, including ETFs, in the United States and Europe. For the nine months ended September 30, 2016, trade execution comprised 44.2% of Bats' revenues less cost of revenues, and non-transaction revenues comprised 55.8% of its revenues less cost of revenues.

        Bats is the second largest exchange operator in U.S. listed cash equity securities trading by market share, the largest exchange operator of ETFs and other ETPs by market share, and the largest European exchange operator as measured by notional value traded as of September 30, 2016. In addition, for each of the nine consecutive months ended September 30, 2016, excluding the Chinese exchanges, Bats was the largest equities market operator globally as measured by notional value traded. Moreover, during 2015, Bats operated the fastest growing market in the United States for exchange traded options as measured by market share.

        Bats improves markets by maximizing efficiency and mitigating trade execution risk, in part by offering low-cost, market-leading pricing and low-latency trade execution enabled by resilient and robust proprietary technology. For example, during the nine months ended September 30, 2016, Bats' net capture, including auctions, in the U.S. equities market was approximately 44% of the rate reported by NASDAQ OMX Group's U.S. equities operations and Intercontinental Exchange, Inc.'s NYSE operations, while Bats' net capture, including auctions, in the European listed equity securities market was approximately 23% of the rate reported by the London Stock Exchange's European equities operations. During the nine months ended September 30, 2016, Bats' net capture in the U.S. listed equity options market was 16% to 42% of the rate reported by CBOE, NYSE Arca, NYSE MKT, NASDAQ Options Market and NASDAQ PHLX. Bats offers the same low-cost, market-leading pricing for Bats' market data products. During the nine months ended September 30, 2016, Bats' pricing for market data for the U.S. equities market was a combined $12,500 per month for data from BZX, BYX, EDGX and EDGA. This is approximately 8% of the prices reported by NYSE and NASDAQ operations to receive data for all of their respective markets during the same period. Bats' market data pricing in Europe was €59.50 per month for pan-European data during the nine months ended September 30, 2016. This is approximately 11% of the cost of receiving data from the other exchanges across Europe during the same period. Participants can also purchase Bats' spot FX market data for $5,000 per month. This is approximately 8% of the price currently charged by the EBS Market platform.

        Bats develops, owns and operates the Bats trading platforms, which deploy Bats' proprietary technology designed to offer some of the fastest and most reliable trading systems available. Bats' diverse exchange platforms are designed to facilitate price discovery by encouraging the quoting of competitive lit prices but also offer opportunities to post dark trading interest on Bats' U.S. and European order books. In the United States, Bats operates four national securities exchanges, BZX,

BYX, EDGX and EDGA. All four Bats exchanges trade listed cash equity securities and ETPs, while offering different pricing alternatives. BZX also serves as a listing destination for ETPs, and each of BZX and EDGX also operate a market for trading listed equity options. BZX Options is a pure price-time-priority market, while EDGX Options offers a customer priority, "pro rata" model. Bats also operates a broker-dealer in the United States, Bats Trading, which provides routed transaction services for listed cash equities for BZX, BYX, EDGX and EDGA and listed equity options for BZX and EDGX.

        In Europe, Bats Europe operates both an MTF and RM under its RIE status. Bats Europe operates two lit books, a periodic auctions book and two dark books on its MTF, and operates one lit book and one dark book on its RM. On these books, Bats offers trading in listed cash equity securities from within 23 European indices and 15 major European markets, in addition to ETFs, exchange-traded commodities and international depositary receipts. With regard to FX, Bats operates separate New York and London area matching engines that offer access to spot FX trading in more than 60 currency pairs and gold and silver bullion. Bats' platforms are designed to facilitate price discovery by encouraging the quoting of competitive lit prices but also offer opportunities to post dark trading interest on Bats' U.S. and European order books. Bats also operates a broker-dealer in Europe, Chi-X Europe, which provides routed transaction services for listed cash equities within the European markets solely for Bats Europe.

        The Bats Hotspot Platform offers an independent, transparent electronic marketplace structure where institutional buyers and sellers worldwide can trade spot FX directly, either anonymously or on a disclosed basis with each other.

        For the nine months ended September 30, 2016, Bats had a 20.8% share of the overall U.S. equity market, a 25.1% share of the trading of ETPs and a 11.0% share of the U.S. equity options market. In Europe, for the nine months ended September 30, 2016, Bats had a 23.2% share of European trading in the securities available for trading on Bats Europe. In addition, Bats had $27.0 billion average daily notional value, or "ADNV," in its Global FX segment for the nine months ended September 30, 2016 and a 11.9% share of the publicly reported institutional spot FX market for the same period. For ETPs, during the nine months ended September 30, 2016, Bats had 47 new listings, or 24.6% of all newly listed ETPs in the United States. Bats also had 103 total ETP listings as of September 30, 2016, or 5.3% of all ETP listings in the United States.

        Bats' revenue consists primarily of transaction fees, regulatory fees, market data fees and connectivity fees. On a consolidated basis, Bats' revenues less cost of revenues were $330.5 million for the nine months ended September 30, 2016, which represents a 15.6% increase from the $285.8 million generated for the nine months ended September 30, 2015. Non-transaction revenues were 55.8% of revenues less cost of revenues for the nine months ended September 30, 2016. Adjusting for growth through acquisitions, Bats' organic growth rate of revenues less cost of revenue for the nine months ended September 30, 2016 compared to 2015 was 12.9%. For the nine months ended September 30, 2016, Bats' net income was $76.5 million, compared to $60.5 million for the nine months ended September 30, 2015. For the nine months ended September 30, 2016, Bats' Normalized EBITDA margin was 65.8%, compared to 60.4% for the nine months ended September 30, 2015. "Normalized EBITDA" is defined as EBITDA before acquisition-related costs, IPO costs, tax restructuring costs, loss of extinguishment of debt, debt restructuring costs, intangible asset impairment charges, gain on extinguishment of revolving credit facility and an unusually large regulatory assessment charged to a member in 2013.

        Bats uses the non-GAAP measure of Normalized EBITDA margin to measure its performance and believes it is frequently used by analysts, investors and other interested parties in the evaluation of performance. In addition, Bats uses Normalized EBITDA as a measure of operating performance for preparation of its forecasts, evaluating its leverage ratio for the debt to earnings covenant included in its outstanding credit facility and calculating employee and executive bonuses. Other companies may calculate EBITDA and Normalized EBITDA differently than Bats does. Normalized EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as substitutes for analysis of Bats' results as reported under U.S. GAAP. For a reconciliation of net income to Normalized EBITDA margin, see "Bats Management's Discussion and Analysis of Financial Condition and Results of Operations—Comparison of Nine Months Ended September 30, 2016 and 2015."

        The charts below show Bats' share of the U.S. equity market, European equity market, U.S. equity options market and institutional spot FX market for the time periods shown:

BZX, BYX(1), EDGX and EDGA(2) Combined

Share of U.S. Equity Market by Quarter

Source:
Data as published through the Unlisted Trading Privileges ("UTP") Plan and CTA Plan feeds.

(1)
BYX began trading listed cash equity securities during the fourth quarter of 2010.

(2)
EDGX and EDGA data included as of Direct Edge acquisition on January 31, 2014.

        In connection with launching new markets, Bats has often offered pricing specials which may generate short-term losses, but generally result in significant growth in short- and long-term market share as customers have continued to use Bats' markets even after pricing specials end. For example, Bats began trading listed cash equity securities and ETPs on BYX during the fourth quarter of 2010 using an inverted pricing model and did not lose market share in BZX as a result of the launch of BYX or when the inverted pricing model was reversed on BYX to provide positive net capture. With the Direct Edge acquisition, Bats has implemented diverse pricing alternatives to attract a broader customer group and drive market share in its U.S. Equities segment. Bats' U.S. Equities market share decreased from 21.1% for the nine months ended September 30, 2015 to 20.8% for the nine months ended September 30, 2016.

 Bats Europe(1)

Share of European Equity Market by Quarter

Source:
Data internally compiled by Bats utilizing direct feeds from European trading venues and third-party market data vendors.

(1)
Chi-X Europe data included as of its acquisition on November 30, 2011.

BZX and EDGX(1) Combined

Share of U.S. Equity Options Market by Quarter

Source:
Data as published by OPRA.

(1)
EDGX began trading listed equity options during the fourth quarter of 2015.

        Bats' market share has significantly increased from the launch of its first options exchange in 2010 to September 30, 2016. This was primarily a result of increased sales and business efforts, competitive pricing changes, strategic pricing of tiers, movement to a strategic data center and increased customer affinity.

Global FX(1)

Share of Institutional Spot FX Market by Quarter

Source:
Data internally compiled by Bats utilizing publicly reporting institutional spot FX venues. Fastmatch, an ECN for FX trading, is included in those venues beginning in the first quarter of 2013.

(1)
Bats acquired Bats Hotspot in March 2015. Market share presented as if Bats Hotspot had been acquired as of January 1, 2010 to provide a context of historical performance.

        The Bats Hotspot Platform offers an independent, transparent electronic marketplace structure where institutional buyers and sellers worldwide can trade spot FX directly and anonymously with each other. The Bats Hotspot Platform includes true price competition with full depth of book display, centralized price discovery and tailored liquidity solutions. Bats Hotspot's model provides full market transparency and greater control of the trading process, enabling better trade execution and lower execution costs. The Bats Hotspot Platform uses a price-time-priority model. The Bats Hotspot Platform consists of a mixture of both firm and non-firm liquidity provided by both clients and dedicated liquidity providers and enables Bats Hotspot to offer its clients customized liquidity solutions. Bats Hotspot clients are charged either a flat or tiered commission rate based upon the notional amount traded on the Bats Hotspot Platform. These rates are expressed as U.S. dollars per million notional U.S. dollars traded. The flat commission rate or tiers applicable to each client are determined on a client-by-client basis by Bats Hotspot management and sales in light of market forces and client activity.

        All of the Bats trading platforms deploy Bats' proprietary technology designed to offer some of the fastest and most reliable trading systems available. They provide market participants with the ability to access, process, display and execute orders on each of Bats' markets and were internally developed by Bats' team of industry market structure and technology professionals with the goal of maximizing efficiency and mitigating trade execution risk for market participants. Specifically, Bats' securities platform provides access to, and a comprehensive display of, trading interest by market participants at the highest price at which a customer is willing to buy a security, or the best bid, and the lowest price at which a customer is willing to sell that security, or the best offer. In addition, Bats' securities platform provides access to and the display of orders ranked in price-time-priority at prices lower than the best bid and higher than the best offer. Also known as "depth of book," these orders reflect the size of displayed trading interest available at each successive price increment lower than the best bid and higher than the best offer. Bats' securities platform also offers opportunities to post dark trading interest on Bats' U.S. and European lit integrated order books. These dark orders, which are often at prices better than the best displayed bids and offers, can provide price improvement to investors seeking to access Bats' markets. Price improvement occurs, for example, when an investor submits an incoming order seeking to sell against the displayed best bid but instead executes against a hidden order that is willing to buy at a higher price than the highest displayed bid on the book. In addition, dark orders can also reduce the potential market impact to investors seeking to trade large orders by providing them the ability to enter those orders into the market without advertising such trading interest to others. Moreover, in Europe, Bats operates two dark books on its MTF and one dark book on its RM.

  Bats' History

        Bats was formed in 2005 as an alternative to the NYSE and NASDAQ, in response to increased consolidation among U.S. listed cash equity market centers. Since Bats' founding, it has achieved the following milestones:

  •
  January 2006: Launched Bats' ECN, which initially focused on the trading of NASDAQ-listed securities.

  •
  May 2006: Began trading in American Stock Exchange (now NYSE MKT)-listed securities and, in February 2007, NYSE-listed securities.

  •
  March 2008: Entered the European markets by launching an MTF to compete on a pan-European basis against the incumbent securities exchanges, formally launching Bats Europe in October 2008.

  •
  November 2008: Converted Bats' ECN to a national securities exchange, BZX, which allowed Bats to participate in, and earn market data fees from, the U.S. tape plans, reduce Bats' clearing costs and operate a primary listings business.

  •
  February 2010: Expanded into a new asset class by offering trading of listed equity options on BZX.

  •
  October 2010: Launched BYX, a second national securities exchange for trading listed cash equity securities.

  •
  November 2011: Acquired Chi-X Europe, and it became a wholly-owned subsidiary.

  •
  December 2011: Launched a primary listings business in the United States on BZX.

  •
  May 2013: Received approval from the United Kingdom regulators to convert Bats' pan-European MTF into an RIE, and in December 2013, Bats Europe acquired a 25% interest in EuroCCP, the largest equities central clearing counterparty in Europe.

  •
  January 2014: Acquired Direct Edge, which included the two exchanges, EDGX and EDGA.

  •
  March 2015: Acquired Hotspot FX Holdings, LLC, which owned KCG Hotspot FX LLC, the operator of an electronic trading platform for institutional spot FX, or the Bats Hotspot Platform.

  •
  September 2015: Launched the Bats Hotspot Platform in London successfully.

  •
  November 2015: Launched EDGX Options successfully.

  •
  March 2016: Launched Bats-T3P SPY Volatility Index successfully.

  •
  April 2016: Acquired ETF.com.

  •
  April 2016: Completed Bats' initial public offering.

  •
  June 2016: Refinanced Bats' outstanding credit facility with a new seven-year $650 million term loan that decreased the spread on the interest rate to one-month LIBOR plus 350 basis points, and includes 50 basis points of original issue discount and an amortization rate of 1%.

  •
  June 2016: Bats Europe launched a U.K.-focused benchmark index series successfully.

  •
  September 2016: Bats and CBOE Holdings executed the merger agreement.

  •
  November 2016: Acquired Javelin.

  Bats' Trading Model

        Like many of Bats' competitors, Bats has adopted "maker-taker" and "taker-maker" pricing models in its markets instead of charging a transaction fee for each party to a trade. The maker-taker pricing model is designed to incentivize market makers to provide liquidity on a continuous basis. Participants are attracted to markets that have continuous and deep liquidity, which provides more opportunity to buy and sell equities immediately and with minimal adverse effect on prices. Because market makers supply a valuable service to markets by providing liquidity, maker-taker pricing rewards them with a rebate.

        Under Bats' "maker-taker" pricing model, on BZX (for both listed cash equity securities and listed equity options), EDGX (for listed cash equity securities) and on certain order books of Bats Europe, a customer posting an order on Bats' book, which Bats refers to as the "liquidity maker" or "liquidity provider," is paid a rebate for an execution occurring against that order, and a customer executing against an order resting on Bats' book, which it refers to as the "liquidity taker" or "liquidity remover," is charged a fee. Bats generates a substantial portion of Bats' operating income from the difference between the "maker" rebate and the "taker" fee. Bats believes this type of fee schedule is attractive to customers who regularly provide liquidity. Although customers must pay a fee to access that liquidity, that fee is explicitly disclosed and charged to all customers on a non-discriminatory basis.

        The BYX and EDGA listed cash equity securities "taker-maker" pricing model provides that a liquidity taker will be paid a rebate for executing against an order resting on Bats' book, and the liquidity provider will be charged a fee for posting such an order. In this case, Bats generates revenues less cost of revenues from the difference between the "maker" fee and the "taker" rebate. Currently, both the fee and the rebate are significantly less than the rebates and fees in place on BZX and EDGX. Bats believes this appeals to market participants who are primarily interested in the most cost-effective means of accessing resting liquidity, but less concerned about the depth of liquidity available on the market. In addition, Bats believes this model appeals to market participants trading lower-priced securities.

        The EDGX listed equity options "classic" pricing model charges a fee to market makers for access to order flow brought by customers' brokers and a portion of that fee is then provided back to such brokers (known as payment for order flow). The classic pricing model in place on EDGX also provides customers with rebates for executions on the exchange and charges fees to non-customers. In this case, Bats generates revenues less cost of revenues from the difference between the fees charged and the rebates provided. Bats believes this type of fee schedule is attractive to customers who regularly remove liquidity.

        For unfilled orders, Bats also provides its customers a smart-order routing service, enabling the onward routing of unfilled orders to other market centers. In the United States, this is facilitated through an order routing facility, Bats' wholly-owned broker-dealer subsidiary, Bats Trading. In Europe, Bats Europe uses a similar approach through its broker-dealer subsidiary, Chi-X Europe, and is one of the few market centers in Europe that provides such routing services to its customers. All orders routed away from BZX, BYX, EDGX and EDGA are sent to Bats Trading for routing, which may, in turn, use a third-party broker-dealer to establish back-up connectivity to another exchange in the event that Bats Trading's connection to such exchange fails, because Bats Trading does not have a direct connection to such exchange or to take advantage of tiered pricing rates at such exchange. Bats relies on BofA Merrill Lynch, Citigroup and affiliates of Citigroup, Morgan Stanley, Credit Suisse and Lime Brokerage, each of which is an affiliate of one of Bats' stockholders, to route orders that are not routed directly by Bats Trading. Once Bats Trading (or such third-party broker-dealer) fills an order on another market, it sends the executed trade to a clearing broker to match the details of the trade with the clearing broker for the other party to the trade. Bats relies on Wedbush Securities and Morgan Stanley, both of which are affiliates of Bats' stockholders and members of NSCC, to clear trades in U.S. listed cash equity securities routed by Bats to other markets; and Bats relies on BofA Merrill Lynch and Wedbush Securities, also affiliates of stockholders and clearing members of the OCC, to clear trades in U.S. listed equity options that Bats routes to other markets. On the settlement date of the trade, Bats' clearing broker will deliver or receive the matched amount of securities or funds to settle the trade with the other party to the trade.

        In addition, in the United States, Bats derives a substantial portion of Bats' revenue from market data fees from U.S. tape plans, including UTP, CTA, Consolidated Quotation System ("CQS") and the OPRA. Fees, net of plan costs, from UTP, CTA and CQS are allocated and distributed to plan participants like Bats according to their share of tape fees based on a formula, required by Regulation NMS, which takes into account both trading and quoting activity.

  Bats' Listing Model

        BZX and Bats Europe serve as listing destinations for ETPs. As of September 30, 2016, BZX had 103 listings, and Bats Europe had nine listings. In October 2015, Bats launched on BZX a market-leading pricing model for issuers called the Bats ETP Issuer Incentive Program, as part of the unveiling of "The Bats ETF Marketplace," a market specifically structured and designed for ETF issuers and their investors. Under the traditional model issuers pay an application fee as well as an annual listings fee to an exchange for the listing of each security and the annual listing fee increases as the product grows (as measured by total shares outstanding). When listing on BZX, issuers pay no application fee and no annual fee for listing. Instead, under the Bats ETP Issuer Incentive Program, BZX pays the issuer an annual incentive for each security it lists on BZX, and the amount BZX pays increases as the product grows (as measured by consolidated average daily volume, or "CADV"), from $3,000 per year up to $400,000 per year. The payments made under the Bats ETP Issuer Incentive Program are funded by the increased trading fees BZX receives as the issuer's average daily volume ("ADV") increases. BZX shares that revenue directly with the issuer in form of an annual rebate.

        Both BZX and Bats Europe also offer issuers the choice of a more traditional market maker program referred to as the Bats Lead Market Maker ("LMM") program on BZX and the Bats Europe Liquidity Provider Program ("LPP") on Bats Europe. Under the LMM program, a single market maker is selected by the issuer to be its LMM on BZX. The LMM has certain quoting obligations that it must adhere to and BZX pays the LMM an enhanced rebate for executions against its displayed orders in the issuer's security and charges a reduced fee when the LMM executes against other orders in the issuer's security on the BZX book. Under the LPP, Bats Europe offers two programs designed for participants that wish to provide liquidity by posting and maintaining executable quotes within certain set parameters with the result of providing liquidity on a regular and ongoing basis. The main differences between the two programs relate to the specified price and required time commitments. The minimum term requirement is 30 days. No additional fees or rebates apply to the LPP. Bats Europe also offers a competitive liquidity program, which is a rebate-based scheme designed to encourage quoting activity and therefore increase liquidity in issuer-sponsored ETFs on Bats' RM.

        Both BZX and Bats Europe also offer an innovative market maker program for their listed securities, called the "CLP program." The CLP program is a supplemental, rewards-based program designed to encourage quoting competition among market makers in securities listed on BZX or Bats Europe. On both BZX and Bats Europe the CLP program is funded by the issuer. On BZX, the issuer can choose to fund the CLP program in an annual amount between $5,000 and $100,000; on Bats Europe, the issuer can choose to fund the CLP program in any amount. The CLP program provides a daily reward to the two or three market makers (depending on the annual amount the issuer commits to the CLP program) quoting the greatest size throughout the trading day at the NBBO. The total daily reward divided between the market makers in each security on BZX ranges between approximately $20 and $400, depending on the annual amount the issuer commits to the CLP program, and on Bats Europe the total daily reward generally ranges between €100 and €300.

  Industry Overview

  Market Structure and Regulatory Developments

  U.S. Listed Cash Equity Securities

        Several regulatory developments, together with innovations in technology and improvements in the speed of communication, have fundamentally changed the way U.S. listed cash equity markets operate over the last 20 years. In 1996, the SEC adopted the "order handling" rules which facilitated the growth of ECNs as alternatives to national securities exchanges for displaying and executing orders. Under the order handling rules, a market maker may pass an order to an ECN for public display and execution. This "ECN display alternative" provided the basis for ECNs to be viable competitors to national securities exchanges for displaying and executing orders.

        In 1998, the SEC adopted Rule 3b-16 and Regulation ATS under the Exchange Act. Rule 3b-16 defines the circumstances under which an ATS constitutes a securities exchange requiring registration, and Regulation ATS provides an exemption from exchange registration for ATSs that comply with certain conditions. After the adoption of Regulation ATS, trading venues like Bats' original ECN were provided the choice of registering as a national securities exchange or an ATS.

        Beginning in 2000, the SEC also required trading venues posting to the consolidated tape to move to decimal pricing, or the quoting of stock prices in dollars and cents rather than in dollars and fractions of a dollar. Decimal pricing resulted in narrower trading spreads, providing automated market makers with an advantage over traditional market makers.

        Furthermore, the SEC adopted Regulation NMS in 2005 to protect the quality of trade executions. Regulation NMS provides price protection for each exchange's best displayed quotes that are electronically accessible for immediate trade execution and resulted in a dramatic shift to electronic trading as exchanges automated their trading systems to take advantage of this price protection. See "—Regulation."

        In addition, the SEC published a concept release in early 2010 that focused on equity market structure; in 2012, the SEC adopted a rule requiring FINRA and the national securities exchanges to create a CAT (and the SEC voted to approve a plan to create a CAT in November 2016); and in 2015, the SEC formed an Equity Market Structure Advisory Committee of industry experts to advise the SEC on possible regulatory changes. See "—Regulation—Recent Developments."

  European Listed Cash Equity Securities

        As in the United States, the market for listed cash equities in Europe has changed in response to both regulatory and technological developments. In particular, MiFID marked a fundamental change in the European market for trading listed cash equity securities. To create competition among markets, MiFID abolished the "concentration rule," which required firms to route orders only to national stock exchanges, and extended the concept of "passporting," which allows firms authorized to carry on business in one EEA member state to carry on business in other EEA member states. Abolition of the concentration rule and the extension of passporting paved the way for new entrants to compete against other national stock exchanges from a single location within the European Union. For example, the LSE, which represented 99.5% of on-order book, on-exchange trading in LSE-listed cash equity securities for 2007, has seen its share of on-order book trading in LSE-listed cash equity securities decline to approximately 40% for the nine months ended September 30, 2016 and its overall share in European cash equity securities was approximately 18.7% for the nine months ended September 30, 2016.

        MiFID is currently in the process of being updated. The new legislation, known as MiFID II and MiFIR, was scheduled to apply beginning on January 3, 2017, although the European Parliament has adopted the European Commission's proposal to postpone the start date until January 2018, and will generally tighten the requirements placed on both exchanges and investment firms. In particular, use of certain waivers from pre-trade transparency will be capped as a percentage of total market volume and a general trading obligation will require almost all equity trades to be conducted on a duly registered trading venue. Furthermore, MiFID II and MiFIR will apply mandatory, equity-like transparency requirements to non-equity markets, such as fixed income.

  U.S. Listed Equity Options

        The market for listed equity options, which includes index and multi-listed options, is part of a large and growing global derivatives industry. In general, derivatives trade either through a national securities exchange, another execution facility or OTC (depending on the derivative). One of the most fundamental differences between the U.S. listed cash equities market and the U.S. listed equity options market is that while listed cash equities trading can be conducted "off-exchange," all U.S. listed equity options trading must take place "on-exchange." As of the date of this joint proxy statement/prospectus, there were 14 authorized U.S. options exchanges (not including a second U.S. options exchange of Miami International Holdings, Inc., planned for launch in the first quarter of 2017, pending SEC approval).

        The most significant changes within the U.S. listed equity options market have been the move to penny-increment price quotes for many options and the shift away from the traditional pricing model, pursuant to which both sides pay a fee, for executing trades. In January 2007, prices for options on several different stocks and ETFs began to be quoted in penny increments as part of an industry-wide pilot program approved by the SEC, called the "penny pilot." Additional options classes have been added over time to the penny pilot since the initial rollout. For the month of December 2015, approximately 71% of options volume traded in penny increments. The conversion of the U.S. listed equity options market from nickel- or dime-increment price quotes to penny-increment price quotes has contributed to significant growth in overall options market volume as the industry expanded from a total volume of 1.8 billion contracts in 2006 to 16.1 billion in 2015.

        Bats began trading listed equity options on BZX in February 2010 and leveraged its experience in the U.S. listed cash equities market to capitalize on these industry developments. Bats had a 11.0% market share as of September 30, 2016. Bats began trading listed equity options on EDGX in November 2015.

        The U.S. multi-listed options volume can be segregated into three segments: pro rata; price-time; and complex orders. In a pro rata model, customer orders are traded before non-customer orders resting at the same price, and non-customer orders are allocated based on their size. In a price-time model, all resting orders at the same price are allocated according to their time of arrival. Complex orders allow trading of multi-leg options strategies such as spread, straddles and covered calls. As shown in the graph below, for the nine months ended September 30, 2016, Bats believes that 28.3% of the total U.S. multi-listed options volume was traded with price-time allocation, 43% of the total U.S. multi-listed options volume traded with pro rata allocation model and 28.8% of the total U.S. multi-listed options volume was traded as complex orders. Auction orders comprise a significant percentage of the pro rata volume.

Source:
Trade Alert, OPRA data

        BZX Options currently only competes with exchanges operating with a price-time model. Based on the data above, BZX Options operated the largest exchange with a price-time model, with a market share of 39.5% (of exchanges with a price-time model) for the nine months ended September 30, 2016. Bats' newly launched options exchange, EDGX Options, is designed to compete with exchanges operating with a pro rata allocation model. In addition, Bats plans to offer auctions and complex orders in the future to compete for all U.S. options volumes.

  Global FX

        While the global institutional spot FX market remains largely unregulated, the enactment of Dodd-Frank and its related regulations in the United States and the ongoing implementation of MiFID II and MiFIR in Europe have impacted the regulatory landscape for currency derivative products. For example, certain standardized currency derivative products are expected to be required to trade on an organized trading venue such as a SEF or designated contract market in the United States or on an MTF or organized trading facility in Europe. Trading on these venues has also been enabled by technological developments that facilitate the electronic trading of spot FX and currency derivatives. Moreover, this movement is highlighted by the recent publication of the spot FX Global Code, the Fair and Effective Markets Review Final Report and the March 2015 Global Preamble: Codes of Best Market Practice and Shared Global Principles, which may lead to additional oversight and regulation in the global spot FX market.

Competitive Dynamics

  U.S. Listed Cash Equity Securities

        Market participants have multiple venues for the execution of orders. Although many of the initial ATSs and ECNs were absorbed or acquired by competing exchanges, a number of other off-exchange venues developed, including dark pools. Dark pools appeal to participants that wish to minimize the market impact of their orders. However, dark pools generally have higher clearing costs than national securities exchanges and, like ATSs and ECNs, are not eligible to share directly in proceeds of the sale of consolidated market data. Examples of dark pools include crossing networks such as Liquidnet and internal matching engines belonging to individual broker-dealers. By matching a trade internally rather than submitting the trade to an exchange, a broker-dealer can retain more of the spread. The increase in volume of off-exchange trades is shown in the table below by the increase in trades reported to the trade reporting facilities, which report all off-exchange trades as required by FINRA regulations.

        The table below shows the relative market share of the U.S. listed cash equities market of each of the following group of trading venues in 2010 compared to the nine months ended September 30, 2016:

	Nine Months Ended September 30, 2016	Year Ended December 31, 2010		Increase/ (Decrease)
Bats	20.8%	15.3	%(1)	5.5%
NYSE	24.5%	27.7%		(3.2)%
NASDAQ	17.4%	22.1%		(4.7)%
FINRA Trade Reporting Facility	36.6%	33.9%		2.7%
Other	0.7%	1.0%		(0.3)%

Source:
Data as published through the UTP Plan and CTA Plan feeds.

(1)
Bats' market share for the year ended December 31, 2010 is presented on a pro forma basis to give effect to the Direct Edge acquisition.

  European Listed Cash Equity Securities

        The market for execution services in Europe has become significantly more competitive following the introduction of MiFID. Bats expects that competition in pan-European trading will continue to increase in the near term, though MiFID II and MiFIR will place more onerous conditions on trading venues and investment firms and restrict certain types of trading activity.

        The table below shows the relative market share of the European listed cash equities market of each of the following trading venues in 2011 compared to the nine months ended September 30, 2016:

	Nine Months Ended September 30, 2016	Year Ended December 31, 2011		Increase/ (Decrease) in basis points
Bats Europe	23.2%	24.2	%(1)	(100)
LSE and Borsa Italiana	18.7%	20.2%		(150)
Euronext	13.8%	15.9%		(210)
Xetra and Deutsche Börse(2)	9.7%	12.7%		(300)
Turquoise	12.1%	5.1%		700
SIX Swiss Exchange	6.8%	6.1%		70
NASDAQ OMX	5.3%	6.0%		(70)
Bolsa de Madrid	3.6%	5.7%		(210)
Other	6.8%	4.1%		270

Source:
Data internally compiled by Bats utilizing direct feeds from European trading venues and third-party market data vendors.

(1)
Market share for Bats Europe for the year ended December 31, 2011 is pro forma for the acquisition of Chi-X Europe.

(2)
Market shares for Xetra and Deutsche Börse are presented on a combined basis.

  U.S. Listed Equity Options

        The market for the trading of U.S. listed equity options is intensely competitive and is in the midst of significant evolution, driven primarily by the recent regulatory changes discussed above, acquisitions of options exchanges by cash equities exchanges and the recent authorization by the SEC of several new options exchanges. For example, in November 2015, Bats launched its second options exchange, EDGX Options, and International Securities Holdings, Inc. launched a third options exchange, referred to as ISE Mercury, in February 2016. Today, several U.S. cash equity exchanges operate at least one options market that utilizes maker-taker pricing. As a result of these changes, the U.S. options market is beginning to look more like the U.S. listed cash equity securities market.

        The table below shows the relative market share of the U.S. listed equity options market of each of the following trading venues in 2011 compared to the nine months ended September 30, 2016:

	Nine Months Ended September 30, 2016	Year Ended December 31, 2011	Increase/ (Decrease)
Bats	11.0%	3.0%	8.0%
NASDAQ	22.1%	26.3%	(4.2)%
CBOE	27.3%	26.0%	1.3%
NYSE	16.6%	24.6%	(8.0)%
ISE	13.9%	17.1%	(3.2)%
Boston Options Exchange	2.8%	3.0%	(0.2)%
MIAX Options Exchange	6.3%	—	6.3%

Source:
Data as published by OCC.

  Global FX

        The institutional spot FX market is fragmented and highly competitive, with transparent automated marketplaces such as Bats Hotspot challenging ICAP and Thomson Reuters (Reuters Matching, FXall). While the institutional spot FX market recently has been experiencing a shift from other competing interbank platforms to ECNs, the electronification of institutional spot FX may encounter resistance from clients that still prefer to utilize the phone, Reuters Conversational Dealing, Instant Bloomberg Chat, Bloomberg terminals and key banking relationships for price discovery and trading. Furthermore, electronification of spot FX appears to be experiencing more resistance outside the United States. The electronic spot FX market is also intensely competitive, with ICAP, Thomson Reuters (Reuters Matching, FXall), State Street (Currenex, FX Connect), Deutsche Börse (360T), Bloomberg, FastMatch, Gain GTX, CME Group and others competing for market share. Additionally, exchange operators are actively expanding into the global spot FX market. For example, Deutsche Börse completed its acquisition of 360T in late 2015. Moreover, the current market may experience consolidation, such as the acquisition of Molten Markets by ICAP.

        The table below shows the relative market share of the publicly reporting trading venues in 2010 compared to the nine months ended September 30, 2016:

	Nine Months Ended September 30, 2016	Year Ended December 31, 2010	Increase/ (Decrease)
Bats Hotspot(1)	11.9%	6.0%	5.9%
EBS	38.0%	49.0%	(11.0)%
Thomson Reuters	44.9%	45.0%	(0.1)%
Fastmatch	5.2%	—	5.2%

Source:
Data internally compiled by Bats utilizing publicly reporting institutional spot FX venues.

(1)
Bats acquired Bats Hotspot in March 2015. Market share presented as if Bats Hotspot had been acquired as of January 1, 2010.

  Bats' Competitive Strengths

        As a result of these industry developments, Bats' newer trading centers are better able to compete against competing exchanges based on technology, price and customer experience. Bats believes that the following competitive strengths position it well to capitalize on these industry dynamics:

  •
  Leading and Attractive Market Positions.  Bats is a leading global operator of securities exchanges and other electronic markets and has an attractive market share in the markets it serves. In U.S. listed cash equities, Bats is the second largest exchange operator, with a market share of 20.8% of the overall U.S. equity market for the nine months ended September 30, 2016. Bats' U.S. exchanges also execute the largest share of trading in ETPs, including ETFs and exchange-traded notes, with a 25.1% share of the trading of ETPs for the nine months ended September 30, 2016. In European listed equities, Bats executes the largest notional value of pan-European equities traded by a single market operator RIE, with a market share of 23.2% of European trading in the securities available for trading on Bats Europe for the nine months ended September 30, 2016. In addition, Bats has a substantial presence in the spot FX markets with Bats Hotspot acquisition, with an 11.9% market share of the publicly reported institutional spot FX market for the nine months ended September 30, 2016. The combination of Bats' attractive market positions, the quality of Bats' markets and the expertise of Bats' teams have enabled Bats to grow its market share across its markets over the last four years.

  •
  Leading Proprietary Technology Platform.  Bats develops, owns and operates a proprietary technology platform, which it designed to optimize reliability, speed, scalability and versatility across all of Bats' markets.

  •
  Bats' trading platforms have experienced very low operational downtime, as demonstrated by the fact that for the nine months ended September 30, 2016 and the years ended December 31, 2015 and 2014, all of Bats' global markets were immediately and automatically accessible (i.e., fully operational) 99.995%, 99.994% and 99.991% of the time, respectively. For the nine months ended September 30, 2016, eight of Bats' 11 global platforms were fully operational 100% of the time. Bats believes that this reliability gives its customers an additional incentive to use Bats' platforms to mitigate trade execution risk, especially in times of extreme market volatility. Including both of the matching engines operated under the Bats Hotspot Platform, Bats either launched or moved data centers for eight out of ten trading platforms in 2015 with no significant operational downtime.

  •
  Bats uses the same technology platform across all of its equities and options markets, which optimizes efficiency, versatility, resiliency and scalability and maximizes uniformity of customer experience. Bats acquired an additional proprietary trading platform with the Bats Hotspot acquisition in March 2015, and it is evaluating its migration to the existing Bats technology platform in the coming years. In order to continuously implement new enhancements to Bats' trading platforms, new software releases are deployed to Bats' markets multiple times per month.

  •
  Bats' average latency, which measures the time that it takes for Bats to process an order message, has decreased 94% from over 930 microseconds in January 2007 to approximately 52 microseconds for the nine months ended September 30, 2016.

  •
  Highly Attractive Operating Model.  The scalability of Bats' technology platforms and the efficiency of Bats' operations allow it to continue to grow with limited additional capital investment. Bats uses technology to leverage its products and employees across multiple asset classes and geographies. As a result, Bats is able to operate with lower overhead than many competing exchanges. In addition, unlike competing exchanges, Bats is not burdened by legacy infrastructure. With 326 employees globally as of September 30, 2016, Bats has captured substantial market share from traditional exchanges in the United States and Europe while maintaining substantially lower fixed costs. This scalability and low cost structure have driven Bats' net income to $76.5 million for the nine months ended September 30, 2016, compared to $60.5 million for the nine months ended September 30, 2015, and driven Normalized EBITDA margin to 65.8% for the nine months ended September 30, 2016, compared to 60.4% for the nine months ended September 30, 2015. Along with the substantial amount of non-transaction revenue it generates, Bats' operating leverage provides opportunities to continuously improve operating margins and generate significant operating cash flows.

  •
  Commitment to Competitive and Market-leading Pricing.  Due to Bats' operating leverage, it is able to profitably employ an aggressive, low-spread pricing strategy, which Bats believes provides an important competitive advantage. In addition, Bats has employed market-leading, and in some cases, disruptive pricing strategies to increase its market share and improve net capture across markets.

  •
  Proven Ability to Rapidly Execute on Market Opportunities.  Since Bats' inception, it has demonstrated a unique ability to efficiently expand into new products and new markets, through Bats' effective navigation of dynamic regulatory environments and identification and successful execution of transformational acquisitions. Bats does so by leveraging its vast industry expertise and through a continuous dialogue with regulators and key market participants. For example:

    •
    Bats' launched trading in the United States within seven months of its initial incorporation, executed its first trades in the European market within seven months of receiving Bats board approval, began trading listed equity options within eight months of receiving Bats board approval and launched its first ETF listings within three months of receiving final approval from the SEC;

    •
    Bats' successfully executed the transformational acquisitions of Chi-X Europe, Direct Edge and Bats Hotspot in 2011, 2014 and 2015, respectively, in an effort to accelerate its expansion into new products and geographies. Bats' rapid integration of these businesses and realization of synergies from them have strengthened its competitive position and improved its financial results; and

    •
    with the Chi-X Europe acquisition in 2011, Bats has realized approximately $14 million in annualized synergies through December 31, 2012. With the Direct Edge acquisition, Bats has realized approximately $42.0 million in annualized synergies through September 30, 2016, and with the Bats Hotspot acquisition, it has realized approximately $7.6 million in annualized synergies through September 30, 2016. Bats expects to realize an additional $4.6 million and $1.7 million in annualized synergies through December 31, 2016 from the Direct Edge and Bats Hotspot acquisitions, respectively. For additional information on the realized and expected synergies, see "Bats Management's Discussion and Analysis of Financial Condition and Results of Operation—Acquisition Synergies."

  •
  Unique Partnership-Driven Product Design and Delivery.  Bats is structured and committed to deliver a differentiated experience to its customers, through its offering of innovative order types, risk management tools and other products and services. In part due to its strong relationships with its significant stockholders and their affiliates, Bats benefits from access to the strategic insights and industry expertise of some of the most active market participants. For example, Bats offers several products that enable its customers to monitor their order handling on its markets in real-time, such as its user dashboard and latency reports, both of which are web-based tools designed to provide customers with real-time information about their connectivity to Bats' platform and the speed at which their orders are processed and executed within its markets. Bats also operates one of the few market centers in Europe that offers routing services to other venues that publicly display quotes, or lit venues, which Bats believes provides an added incentive to use its market. Additionally, EDGX has typically been the preferred exchange destination for retail limit orders as Bats provides a service model for the retail trading community's unique needs, competitive rates and a general advocacy and support for retail investors.

  •
  Seasoned Management Team with a Core Focus on Technology.  Bats' management team has extensive experience in financial market operations with a strong background in technology. In addition, a significant portion of Bats' management team has worked together for several years, and several of its founding employees continue to be employed with Bats. Bats believes that its management team has demonstrated its ability to grow its business through continued product and technological innovations and that its team of technology professionals is among the best in the industry.

  Bats' Growth Strategies

        Bats believes that it is well-positioned to leverage its competitive strengths to enhance its market position, develop new products and services and continue expanding into new asset classes and geographies. Bats continually analyzes new opportunities and, in particular, intend to pursue the following growth strategies:

  •
  Increase Penetration in U.S. Options with New Products and Services.  Bats believes there are significant opportunities to generate additional revenue from U.S. listed options by expanding the functionality and pricing models available on its exchanges to attract order flow from new customer segments. In November 2015, Bats launched its second options exchange, EDGX Options, with a customer-priority, "pro rata" market model as a complement to its existing BZX Options exchange featuring a price-time-priority model. Bats intends to compete in the larger "pro rata" segment of the options market with EDGX by offering very competitive pricing, a robust technology platform and superior customer service. Bats plans to develop new functionality on the platform to specifically target more marketable flow from retail customers, more auction flow and growing complex order flow from institutional investors. In addition, Bats is continuing to explore the development of index and other higher-margin proprietary options products to trade on its exchanges.

  •
  Expand Global Spot FX Platform into Other Currency Instruments.  In March 2015, Bats acquired the Bats Hotspot Platform, which expanded its reach into FX, the world's largest asset class. The September 2015 launch of the Bats Hotspot matching engine in the United Kingdom has provided Bats with better access to Asian-and European-based customers and therefore allowed it to compete more directly against other platforms in London, the center of global spot FX trading. Bats intends to leverage this expanded footprint in institutional spot FX trading to offer Bats Hotspot customers other non-spot FX instruments such as deliverable and non-deliverable forwards, swaps and options that make up the majority of the over $5 trillion in global daily notional value traded. Specifically, in June 2016, Bats announced plans to launch outright deliverable forwards in the second half of 2016, and in November 2016, Bats acquired Javelin, with plans to operate a SEF to launch non-deliverable forwards. As regulatory and other structural changes continue to evolve in the FX industry, Bats intends to enhance its offering to support additional automation and algorithmic trading, enhance client workflow and execution quality and increase penetration into new customer segments.

  •
  Grow U.S. Equities by Leveraging Position in ETPs to Expand Listings.  Bats was the number one market by volume for ETP trading for every month of 2015 while remaining the number two U.S. market by volume for overall listed cash equity trading during the same period. Bats believes this trading market share leadership can be used to attract new ETP listings to Bats or transfers to Bats of existing ETPs listed on other exchanges in both the United States and Europe. In addition to generating more revenues from increased trading volume in ETPs during the trading day, Bats believes listing ETPs offers the opportunity to generate higher-margin fees from opening and closing auctions, as well as value-added market data and analytics. In Europe, Bats intends to capitalize on expected changes to regulatory transparency requirements that can encourage ETP trading to migrate from the more opaque OTC market to regulated exchange markets like Bats Europe. Bats also expects continued global industry expansion in ETP launches, trading volumes and assets, which it hopes will create additional opportunities for Bats to serve issuers, liquidity providers and investors.

  •
  Fully Monetize the Value of Market Data and Connectivity.  As market share and volumes on Bats' exchanges and trading platforms continue to rise, Bats believes that additional proprietary market data, analytics and connectivity revenues can be generated while continuing to be a leader on price versus competing platforms across all of its segments. In Bats' Global FX segment, Bats has introduced market data products and began charging connectivity fees to the Bats Hotspot Platform in July 2016. In Europe, Bats intends to leverage its position as the leading exchange and OTC reporting facility to use its market data to develop indices and other information services.

  •
  Pursue Strategic Opportunities.  Subject to its obligations under the merger agreement, Bats intends to seek additional opportunities to grow through strategic alliances or acquisitions that are complementary to its business or that enable Bats to enter new markets or provide new products or services. Bats' focus will be on opportunities that it believes can enhance or benefit from its technology platform, offer significant cost synergies and operational efficiencies, and are consistent with its corporate culture.

  Bats' Markets

        U.S. Equities.    Bats owns and operates four national securities exchanges in the United States for the trading of listed cash equity securities and ETPs, such as ETFs, and is the second largest exchange operator in the United States based on volume of shares traded with a 20.8% share of the U.S. listed cash equity market for the nine months ended September 30, 2016.

U.S. Equity Market
Nine Months Ended September 30, 2016

Source:
Data as published through the UTP Plan and CTA Plan feeds.

        The notional value of ETP volume traded in the United States is significant and has generally been increasing during the last two years and into the third quarter of 2016.

 U.S. ETP Notional Value as a Percentage of U.S. Equity Notional Value 2014-2016

Source:
Bloomberg, L.P.

        As the largest venue for ETP trading, Bats believes it is well-positioned to take advantage of this trend as more volume gravitates to ETPs.

U.S. ETP Market
Nine Months Ended September 30, 2016

Source:
Data as published through the UTP Plan and CTA Plan feeds.

        European Equities.    Bats offers pan-European trading across 15 European countries from a single location in London. For the nine months ended September 30, 2016, Bats Europe had a 23.2% share of

European trading in the securities available for trading on Bats Europe. As of September 30, 2016, there were over 4,000 securities and ETPs available for trading on Bats Europe and over 12,000 securities reportable through Bats Europe Trade Reporting, or "BXTR."

European Equity Market
Nine Months Ended September 30, 2016

Source:
Data internally compiled by Bats utilizing direct feeds from European trading venues and third-party market data vendors. Data excludes OTC trades.

(1)
Market share for Xetra and Deutsche Börse are presented on a combined basis.

        U.S. Options.    Bats operates two separate markets for the trading of listed equity options to participate in the growing market for the trading of derivative products as a result of recent regulatory and market developments, including the shift to penny-increment pricing and the significant increase in the popularity of the maker-taker pricing model. For the nine months ended September 30, 2016, Bats had a 11.0% share of the U.S. equity options market.

 U.S. Equity Options Market
Nine Months Ended September 30, 2016

Source:
Data as published by OPRA.

        Global FX.    Bats Hotspot, which was acquired in March 2015, operates an independent, transparent marketplace in institutional spot FX for more than 60 currency pairs and spot gold and silver. The Bats Hotspot Platform includes true price competition with full depth of book display, centralized price discovery and tailored liquidity solutions. Bats Hotspot's model provides full market transparency and greater control of the trading process, enabling better trade execution and lower execution costs. The Bats Hotspot Platform uses a price-time-priority model. The Bats Hotspot Platform consists of a mixture of both firm and non-firm liquidity provided by both clients and dedicated liquidity providers and enables Bats Hotspot to offer its clients customized liquidity solutions. Bats Hotspot clients are charged either a flat or tiered commission rate based upon the notional amount traded on the Bats Hotspot Platform. These rates are expressed as U.S. dollars per million notional U.S. dollars traded. The flat commission rate or tiers applicable to each client are determined on a client-by-client basis by Bats Hotspot management and sales in light of market forces and client activity.

 Global FX Market
Nine Months Ended September 30, 2016

Source:
Data internally compiled by Bats utilizing publicly reporting spot FX venues.

  Marketing

        Bats' marketing strategy is focused primarily on educating market participants about its value proposition and raising brand awareness through selected media. Through Bats' website and targeted communications aimed at reaching current and potential customers, as well as its presence at industry trade shows and participation in industry forums, Bats focuses on educating customers about the changing dynamics of its industry and the benefits of using its markets.

        This is often accomplished through Bats' senior executives via conversations with the media and appearances at major industry events. Bats is also focused on raising brand awareness through its sponsorship of a major league baseball team, the Kansas City Royals. Bats believes enhancing brand awareness within the financial community and among current and potential customers is an important part of its marketing effort.

        Bats also developed and now publishes a market volume page on its website that provides extensive detail about trading volume on the various execution venues in the United States and Europe. Bats believes that its market volume pages have become an important resource for market participants to track execution volumes across trading venues and, as a result, have enhanced its brand awareness. In addition, in October 2015, Bats launched The Bats ETF Marketplace, specifically structured and designed for ETF issuers and their investors. The Bats ETF Marketplace provides market participants with unique ETF market data and analytics, information on issuers with ETPs listed on BZX and valuable information about issuer and market maker incentive programs offered for ETPs listed on BZX.

  Technology

        The technology powering Bats' matching engine and its smart-order routing service was created in-house, is wholly-owned and maintained by Bats and supports trading on all of its markets. As demonstrated by the rapid entry into European listed cash equities and U.S. listed equity options trading, Bats' technology platform is extremely adaptable to new geographies and asset classes within a short period of time.

        Trading Platform.    Bats develops, owns and operates the Bats trading platforms, which is designed to optimize reliability, speed, scalability and versatility. Bats has developed its platforms to be both robust and reliable.

  •
  Bats' trading platforms have experienced very low operational downtime, as demonstrated by the fact that for the nine months ended September 30, 2016 and the years ended December 31, 2015 and 2014, all of its global markets, including its four U.S. equity exchanges, two U.S. options exchanges, two FX markets, and two European equities markets and trade reporting facility, were immediately and automatically accessible to customers 99.995%, 99.994% and 99.991% of the time, respectively. For the nine months ended September 30, 2016, eight of these eleven markets were immediately and automatically accessible 100% of the time. Bats believes that this reliability gives its customers an additional incentive to use its platform to mitigate trade execution risk, especially in times of extreme market volatility.

  •
  Bats' platforms have also demonstrated its scalability. For the nine months ended September 30, 2016, BZX Options processed a total of 175.2 billion order messages. At times, BZX and BZX Options have processed as many as 850,000 order messages per second, and in testing, Bats' platform has demonstrated its ability to process more than two million order messages per second on a sustained basis.

  •
  Bats' platform is also versatile. Bats uses readily available hardware, thereby minimizing capital outlays required for each new market entry. Its team of technology professionals primarily resides in the Kansas City area which provides greater development efficiency at a relatively lower overhead compared to competitors. Also, in order to continuously implement new enhancements to Bats' platform, new releases of software are deployed multiple times per month. Given that Bats use the same technology platform across all of its markets, except Bats Hotspot FX software, new releases can be deployed simultaneously in all of those markets.

        Listings Auctions.    Bats also offers fully-automated opening, closing and halt reopening auctions for its listed securities, which are designed to maximize the efficiency of the price discovery process. Except for Bats, currently all of Bats' listed securities are ETPs, and it has successfully run dozens of new issue opening auctions as well as thousands of additional opening, closing and halt reopening auctions. Upon the completion of the IPO, Bats became Bats' first corporate listing, and as such, was the first corporate listing to run through Bats' new issue corporate listings opening auction processes. Prior to the IPO, on March 23, 2012, Bats experienced a serious technical failure on BZX, forcing it to cancel its previously planned initial public offering. The failure resulted from a software bug that appeared during the Bats new issue opening auction. Since that technology failure, Bats has extensively investigated, identified and corrected the root cause, and has adopted certain policies, procedures and controls to mitigate a future instance. For example, since March 2012, Bats has implemented an independent quality assurance program for software engineering as well as implemented permutation testing for software changes. Moreover, to reduce the complexity associated with a new issue corporate listing opening auction, Bats has limited the order types that will be accepted in such auctions to limit and market orders only, and Bats conducted extensive additional internal and industry-wide testing of its new issue corporate listing opening auction in advance of its initial public offering.

        Market Data.    Bats' platform offers industry-leading market data for a fee, including Multicast PITCH and TCP PITCH, both of which provide real-time depth of book quotations and execution information, and TOP, which only shows top of book quotes and trades (not depth of book information or hidden or routed orders) but, in doing so, offers a significant reduction in required bandwidth and processing. In addition, Bats offers a "Last Sale Feed," which is a real-time, intra-day feed that disseminates matched trade price, volume and execution time on Bats' book, and its Historical Data product offering, which allows customers to access its historical PITCH, TOP and Last Sale Data feeds through Bats' website or on a drive that is provided. In June 2015, Bats began offering the Bats One market data feed in the United States, which provides a consolidated view of aggregate quoting activity and transactions on all four of Bats' U.S. listed equity exchanges. Bats Europe provides clients access to market data either through a network of data vendors or direct from the Exchange. Direct connectivity to Bats Europe can be via the internet or through physical connection and is fee liable. Bats Europe market data consists of data from the BXE, CXE lit and dark order books and the Trade Reporting Facility. Both on book and OTC trades are published using the standardized Market Model Typology codification. Data provided direct from the Exchange is depth of book with the data in either the Multicast PITCH or TCP PITCH format. Historical Data product offering can be accessed through the website or on a drive that Bats Europe provides. Bats Europe introduced market data fees for distribution, display and non-display usage in October 2012.

        Order Routing.    Bats also offers customers a low-latency, full-featured smart-order routing service to access other markets when insufficient liquidity exists in its markets to fulfill an order. This proprietary smart-order routing technology is currently common among BZX, BYX, EDGX and EDGA and Bats' displayed books in Europe.

        Resiliency, Disaster Recovery and Business Continuity.    Bats' technology includes rigorously engineered matching engine resiliency to ensure markets operate in a fair and orderly manner, especially for Bats-listed securities. Bats-listed products trade on a dedicated matching engine, and each matching engine has a primary and secondary instance. If the primary instance fails (software or hardware), the secondary instance automatically takes over continuous trading in approximately 45 seconds. This matching engine failover process has handled 50-plus matching engine failovers globally in production and each time has worked as designed to prevent undue disruption to trading. Bats also offers "cancel on disconnect" to members. This automatically cancels members' orders on that session if they disconnect. However, Bats' system gives members the option to persist auction orders through a session disconnect to ensure they participate in the auction even if their session is down. This provides members maximum flexibility to ensure they are participating in all continuous trading and auction periods they desire, especially in the Bats-listed securities. Bats matching engine resiliency also applies during BZX auction periods. Bats has a detailed auction resiliency matrix that automatically drives matching engine recovery during critical auction periods.

  •
  In the United States, Bats' primary trading and order routing platform operates out of two separate data centers, one as a primary data center in Secaucus, New Jersey and the other as a geographically diverse back-up data center in Chicago, Illinois. Each operates on a separate electrical grid and water supply system and is owned and operated by a different company. Bats has tested its back-up trading center under live trading conditions and it believes that it would be able to quickly initiate trading out of its back-up data center in the event of an outage at Bats' primary data center. Bats believes that its recovery time in the event of an outage is comparable to or better than that of its competitors. In fact, on September 26, 2013, Bats switched BYX to Chicago intraday without issue. Bats regularly tests its data center recovery scripts and periodically carries out weekend tests where Bats invokes its back-up data center, as well as an annual test with its U.S. trading participants and simulated orders.

  •
  In Europe, Bats' primary data center is in Slough, England. The back-up data center is at Park Royal, London, England, which is over 15 miles away from the primary data center. The back-up data center runs live processes and is continually monitored to ensure availability. Bats regularly tests its data center recovery scripts and periodically carries out weekend tests where Bats invokes its back-up data center, as well as an annual test with its European trading participants and simulated orders.

  •
  To ensure business continuity of operations in the United States, Bats has a business continuity office space in Kansas City, Missouri, where key operations personnel report to operate the U.S. markets one day each month. Starting in 2013, on a semiannual basis, the Kansas City headquarters has been taken completely offline for an entire trading day. Bats associates in Kansas City report to the business continuity office to ensure readiness. Bats has a similar business continuity office in the London area which it tests on a live trading day semiannually as it does in the United States.

  Bats' Customers

        Bats' equities and options customers in the United States include members of BZX, BYX, EDGX and EDGA, which are SEC-registered broker-dealers, and the sponsored access clients of those broker-dealers. Similarly, Bats' equities customers in Europe are FCA-registered brokerage firm participants of Bats Europe, as well as sponsored access clients of these brokerage firms and certain unregistered direct access participants. Bats' institutional spot FX customers include banks, broker-dealers, institutions, hedge funds, asset managers, proprietary trading firms, Commodity Trading Advisors and corporates. In the United States as of September 30, 2016, Bats had 183 members of BZX, 137 members of BYX, 125 members of EDGX and 134 members of EDGA. Bats Europe has approximately 184 participants from 17 countries. As of September 30, 2016, Bats Hotspot has 181 clients from around the world.

        Various affiliates of Bats' significant stockholders are significant customers. For example, for the nine months ended September 30, 2016, 21.6% of Bats' total transaction fees were generated by affiliates of its significant stockholders. For the years ended December 31, 2015, 2014 and 2013, approximately 44.1%, 47.7%, and 28.1% of Bats' total transaction fees, respectively, were generated by affiliates of these significant stockholders. For the nine months ended September 30, 2016 and the years ended December 31, 2015, 2014 and 2013, approximately 26.5%, 51.2%, 48.8%, and 35.3% of Bats' total liquidity payments, respectively, were generated by affiliates of these stockholders. For the nine months ended September 30, 2016 and the years ended December 31, 2015 and 2014, no stockholder accounted for more than 10% of total liquidity rebates paid. For the year ended December 31, 2013, one stockholder accounted for 11% of total liquidity rebates paid. Affiliates of Bats' stockholders also make up a significant portion of the volume traded on its equities trading platform.

        For the nine months ended September 30, 2016 and the years ended December 31, 2015, 2014 and 2013, one customer accounted for 11%, 11%, 12% and 10%, respectively, of Bats' transaction fees.

  Intellectual Property

        Bats owns, has filed applications for or has licensed from third parties rights to trade names, trademarks, community trademarks, domain names and service marks that it uses in conjunction with its operation and services. Bats has registered, or has filed applications pending registration for, many of its most important trademarks in the United States and in the United Kingdom, including, for example, "Bats," "Bats Global Markets," "Making Markets Better," "Bats Trading, Inc." "BYX," "BZX," "EDGA," "EDGX," and "Hotspot FX."

        Bats owns patents covering its proprietary business processes related to the Bats 1000 Index and its proprietary business processes related to its now defunct European market-on-close product, and Bats has filed patent applications covering its NBBO Setter pricing (incentive for setting the NBBO) and Joiner pricing (incentive for joining the NBBO when Bats is not at the NBBO), Bats' auction processes associated with its primary listings business, the business process related to operating an exchange based on the net asset value of an ETP, its CLP program and its Retail Price Improvement Program. See "Risk Factors—Risks Relating to Bats—Bats' inability to protect its intellectual property rights and claims by others that Bats infringes their intellectual property rights could adversely affect Bats' business" for a discussion of the risk factors associated with its intellectual property.

  Competition

        The market for execution services is intensely competitive in the asset classes and geographies in which Bats operates. See "Risk Factors—Risks Relating to Bats—Bats faces intense competition and competes with a broad range of market participants globally, including certain of its stockholders. Further consolidation and alliances among Bats' securities trading competitors could impair its competitive position."

        Securities market participants have multiple venues for the execution of orders. In addition to national securities exchanges, in the United States, these venues include numerous ATSs, many of which operate as dark pools owned by certain of Bats' stockholders and broker-dealers who internalize orders for execution. In Europe, these alternate venues include MTFs that operate lit books and/or dark pools, broker crossing networks and other broker-dealers who internalize orders for execution.

        Bats competes in the U.S. listed cash equity securities market against Intercontinental Exchange, Inc.'s NYSE, NASDAQ, other regional exchanges and several ATSs. In Europe, Bats' major competitors include LSE, Turquoise, Euronext, Deutsche Börse, NASDAQ OMX, SIX Swiss Exchange and BME. Bats competes in the United States in listed equity options against CBOE, NYSE, NASDAQ, ISE, MIAX and BOX. Bats competes in the institutional spot FX market against EBS, Reuters Matching, FXall, FX Connect, CME Group, Currenex, 360T, Bloomberg, FastMatch and Gain GTX, among others.

        Bats faces competition based on technology, customer experience and price. Bats also faces competition based on products and services offered, such as order types and risk management tools. Bats believes that it competes favorably with respect to these factors. However, many of its current and potential competitors are more established and substantially larger than Bats is, and have a substantially greater market presence, as well as greater financial, technical, marketing and other resources. In addition, many of Bats' competitors have broader name recognition, offer a wider range of services and products and have a larger customer base than Bats does. Some of them may be able to respond more quickly to new or evolving opportunities, technologies and customer requirements than Bats can and may be able to undertake more extensive promotional activities.

  Corporate Culture and Employees

        Bats prides itself on fostering a corporate culture that encourages its employees to work together to meet its corporate goals and to be active participants in the community. As a result, Bats actively encourages teamwork in part through its compensation structure, which entitles all employees to quarterly bonuses if Bats meets certain corporate goals, and in part through less formal practices, such as Bats' weekly all-staff meetings during which its employees are kept informed of recent business and regulatory developments and priorities. Moreover, Bats believes that people are attracted to organizations that focus on more than just financial incentives. As a result, Bats fully supports its employees' pursuit of community and charitable causes, including through paid leave for community service, a corporate charity matching program and a wellness program. In addition, Bats is a strong believer in the importance of good corporate citizenship and support a variety of charitable causes.

        As of September 30, 2016, Bats employed 326 employees globally, 234 of whom are based in the United States, 75 of whom are located in London, 15 of whom are located in Ecuador, and two of whom are located in Singapore. None of Bats' employees is subject to a collective bargaining agreement. Overall, Bats considers its relations with its employees to be good.

Facilities

        Bats' principal office is located at 8050 Marshall Drive, Suite 120, Lenexa, Kansas, where it leases approximately 42,500 square feet of space, with an expansion of approximately 19,000 square feet expected to be added in the second half of 2017. The lease on this space expires in February 2027 and contains two five-year renewal options. Bats has an office located at 17 State Street, New York, New York, where it leases approximately 21,000 square feet of space, which expires in April 2024. Bats has an office at 200 S. Wacker Drive, Chicago, Illinois, where it leases approximately 200 square feet of space, which expires in June 2018. Bats has an office located at 16 Collyer Quay, Singapore, where it leases approximately 200 square feet of space, which expires in July 2017. In addition, since the acquisition of ETF.com, Bats has had an office located at 222 Sutter Street, Suite 700, San Francisco, California where it leases approximately 1,200 square feet of space, which will continue month-to-month until either party provides notice of termination upon no less than 60 days prior written notice, and an office located at Almagro Plaza, Suite 508, Pedro Ponce Carrasco, E8-06 y Diego de Almagro, Quito, Ecuador, where it leases approximately 2,600 square feet of space, which will automatically renew in March 2017, unless either party provides no less than 60 days prior written notice. The Bats disaster recovery sites in the United States are located in Kansas City, Missouri and Secaucus, New Jersey. In addition, Bats has agreements with a primary data center in Secaucus, New Jersey and a secondary data center in Chicago, Illinois. Bats' principal offices in the U.K. are at 10 Lower Thames Street, London, where it leases approximately 9,100 square feet of office space, which expires in December 2017. Bats' work area recovery space is available on invocation with a specialist provider. In Europe, Bats' primary data center is in Slough, England. The secondary data center for Bats in Europe is in Park Royal, London. Bats operates a back-up location for its London operations in the U.K.

        Bats believes that its properties are in good operating condition and adequately serve its current business operations. Bats also anticipates that suitable additional or alternative space will be available at commercially reasonable terms for future expansion to the extent necessary.

Legal Proceedings

        On April 18, 2014, the City of Providence, Rhode Island filed a securities class action lawsuit in the Southern District of New York against Bats and Direct Edge, as well as 14 other securities exchanges. The action purports to be brought on behalf of all public investors who purchased and/or sold shares of stock in the United States since April 18, 2009 on a registered public stock exchange ("Exchange Defendants") or a U.S.-based alternate trading venue and were injured as a result of the misconduct detailed in the complaint, which includes allegations that the defendants committed fraud through a variety of business practices associated with, among other things, what is commonly referred to as high frequency trading. On May 2, 2014 and May 20, 2014, American European Insurance Company and Harel Insurance Co., Ltd. each filed substantially similar class action lawsuits against the Exchange Defendants which were ultimately consolidated with the City of Providence, Rhode Island securities class action lawsuit. On June 18, 2015, Judge Jesse Furman of the Southern District of New York held oral argument on the pending Motion to Dismiss and thereafter, on August 26, 2015, the court issued an Opinion and Order granting Defendant's Motion to Dismiss, dismissing the Complaint in full. Plaintiff filed a Notice of Appeal of the dismissal on September 24, 2015 and its appeal brief on January 7, 2016. Respondent's brief was filed on April 7, 2016 and oral argument was held on August 24, 2016. Given the preliminary nature of the proceedings, Bats is unable to estimate what, if any, liability may result from this litigation. However, Bats believes that the claims are without merit and intends to litigate the matter vigorously.

        On May 23, 2014 and May 30, 2014, Harold R. Lanier filed three class action lawsuits in the Southern District of New York against Bats and other securities exchanges. The complaints were identical in all substantive respects, but each related to the dissemination of market data under a different market system: (i) the NASDAQ UTP Plan Market System; (ii) the Options Price Reporting Authority ("OPRA") Market System; and (iii) the CQS and the Consolidated Tape System. Each of the actions purported to be brought on behalf of all subscribers who entered into contracts with the exchanges for the receipt of market data and were injured as a result of the misconduct detailed in the complaints, which includes allegations that the defendants did not provide market data services in a non-discriminatory manner or provide subscribers with "valid" data (i.e., data that is accurate and not stale). On January 16, 2015, Judge Katherine Forrest of the Southern District of New York held oral argument on the pending Motion to Dismiss and thereafter, on April 28, 2015, the court filed an Opinion and Order granting the Exchange Defendants' Motion to Dismiss, terminating all three class action lawsuits with prejudice. On May 20, 2015, Plaintiff filed a Notice of Appeal of the dismissal and on September 1, 2015, Appellant filed its appeal brief. Respondent's brief was filed on November 24, 2015 and Appellant's reply brief was filed on December 8, 2015. Oral arguments were held on March 3, 2016. On September 23, 2016, the court filed a judgment affirming the district court's dismissal of all three class action lawsuits. Applicant thereafter filed a petition for a rehearing before the panel or the entire appellate court on October 7, 2016. On November 4, 2016, the Court denied the Appelant's petition for a rehearing en banc. Given the potential for further appeal, Bats is unable to estimate what, if any, liability may result from this litigation. However, Bats believes that the claims are without merit and intends to litigate the matter vigorously.

        SIFMA has filed a number of denial of access applications with the SEC to set aside proposed rule changes to establish or modify fees for Bats market data products and related services. Each application is being held in abeyance pending a decision on a separate SIFMA denial of access application held before the SEC's ALJ regarding fees proposed by NASDAQ and the NYSE for their respective market data products. On June 1, 2016, the ALJ issued a decision rejecting SIFMA's denial of access challenge to the NASDAQ and NYSE fees at issue, concluding that the exchanges do not enjoy monopoly pricing power over their depth of book feeds. On July 19, 2016, SIFMA petitioned the SEC for review of the ALJ decision. An adverse ruling in that matter could cause the SEC to examine more closely exchange market data fees, which in turn could result in Bats having to reduce the fees it charges for market data.

        From time to time Bats is also involved in various legal proceedings arising in the ordinary course of its business. Bats does not believe that the outcome of any of these legal proceedings will have a material impact on its consolidated financial position, results of operations or cash flows. However, litigation is subject to many uncertainties, and the outcome of any litigated matters is not predictable with assurance.

        As a self-regulatory organization under the jurisdiction of the SEC, Bats is subject to reviews and inspections by the SEC, and Bats Trading is subject to reviews and inspections by FINRA. Bats has from time to time received inquiries and investigative requests from the SEC's Office of Compliance Inspections and Examinations as well as the Division of Enforcement seeking information about Bats' compliance with the federal securities laws as well as its members' compliance with the federal securities laws. In addition, while Bats Trading Limited and Chi-X Europe have not been the subject of any material litigation or regulatory investigation in the past, there is always the possibility of such action in the future. As both companies are domiciled in the U.K., it is likely that any action would be taken in the U.K. courts in relation to litigation or by the FCA in relation to any regulatory enforcement action.

Regulation

United States

Overview of SRO Regulation and BZX's, BYX's, EDGX's and EDGA's SRO Status

        Effective regulatory oversight is important to Bats' reputation. U.S. stock exchanges and European MTFs must run fair, well-regulated marketplaces, and broker-dealers seek to trade on markets that are fair and orderly. Bats' trading platforms are designed to facilitate fair and orderly markets, and Bats deploys cutting-edge regulatory surveillance technology in the United States and Europe to monitor its customers' trading. Bats is committed to maintaining strong and effective regulation, and Bats is an active participant in ongoing dialogue regarding regulatory and market structure issues in both the United States and Europe. Each of Bats' national securities exchanges, BZX, BYX, EDGX and EDGA, has its own board of directors. A majority of directors of each exchange's board are non-industry directors in accordance with each exchange's bylaws. These boards of directors are primarily responsible for overseeing Bats' national securities exchanges' discharging of their regulatory responsibilities.

        U.S. federal securities laws have established a two-tiered system for the regulation of securities markets and market participants. The first tier consists of the SEC, which has primary responsibility for enforcing federal securities laws and regulations. The second tier consists of SROs, which include national securities exchanges, such as BZX, BYX, EDGX and EDGA. To the extent common rules and common members exist between SROs, these supervisory duties can be delegated by SEC-approved plans among SROs. An SRO can also contractually outsource these supervisory duties to another SRO through an RSA; however, in such cases, the SRO outsourcing the duties remains ultimately responsible and liable for the performance of the supervisory duties. BZX, BYX, EDGX and EDGA are SROs and are registered with and subject to oversight by the SEC.

        Exchanges are an essential component of the regulatory scheme of the Exchange Act for providing fair and orderly markets and protecting investors. To be registered as a national securities exchange, an exchange must successfully undergo a rigorous application and review process with the SEC before beginning operations. Among other things, the SEC must determine that the exchange has the capacity to carry out the purposes of the Exchange Act. A national securities exchange must comply with the Exchange Act and have the ability to enforce compliance by its members and persons associated with its members with the provisions of the Exchange Act, the rules and regulations thereunder and the rules of the exchange.

        Virtually all facets of Bats' exchange operations are subject to SEC oversight. The Exchange Act and the rules thereunder impose on Bats many regulatory and operational responsibilities, including the day-to-day responsibilities for market and broker-dealer oversight, such as evaluating and authorizing broker-dealer applicants for exchange membership, conducting automated surveillance of trading occurring on BZX, BYX, EDGX and EDGA, performing on-site examinations of members, conducting investigations when potential misconduct is identified, bringing disciplinary actions against members when warranted and providing a forum for investors and members to arbitrate disputes in connection with securities transactions. In connection with these responsibilities and obligations, Bats is potentially subject to regulatory and/or legal action by the SEC or other interested parties. The SEC also has broad enforcement powers to censure, fine, issue cease-and-desist orders, prohibit Bats from engaging in some of Bats' businesses, suspend or revoke BZX's, BYX's, EDGX's or EDGA's designation as a registered securities exchange or remove or censure any of Bats' officers or directors who violate applicable laws or regulations.

        Bats is also subject to the record-keeping requirements of Section 17 of the Exchange Act, including the requirement pursuant to Section 17(b) of the Exchange Act to make records available to the SEC for examination. In addition, BZX, BYX, EDGX, EDGA and Bats Trading are each subject to periodic inspection by staff of the SEC and, in the case of Bats Trading, FINRA, and will continue to be subject to such inspection in the future. To the extent such reviews and inspections result in adverse findings, Bats may be required to modify the manner in which Bats conducts its business, which may adversely affect Bats' competitive position.

        Under Section 19 of the Exchange Act and the terms of Bats' organizational documents, BZX, BYX, EDGX and EDGA must submit to the SEC proposed changes to any of their respective rules, policies and practices, including certain revisions of the certificates of incorporation or bylaws of each of BZX, BYX, EDGX and EDGA, Bats, and each intermediate holding company.

        The SEC will typically publish the proposal for public comment, after which the SEC may approve or disapprove the proposed rule change. The SEC's review is designed to ensure that each national securities exchange's rules, policies and practices are consistent with the Exchange Act and the rules and regulations thereunder. Certain changes can be designated as effective upon filing with the SEC, but the SEC retains the ability to suspend or reject such filings within a prescribed period of time.

        BZX, BYX, EDGX and EDGA are parties to RSAs with FINRA, pursuant to which FINRA performs certain regulatory functions on their behalf, including for Bats' U.S. listed equity options markets. BZX, BYX, EDGX and EDGA retain ultimate responsibility for the regulatory activities performed under these agreements. BZX, BYX, EDGX and EDGA remain responsible for surveillance and enforcement with respect to trading activities or practices involving their markets. Bats operates a cutting-edge, real-time surveillance system that conducts all aspects of the daily surveillance of trading and market activities, including monitoring trading on BZX, BYX, EDGX and EDGA. Bats' automated system produces alerts established by pre-defined criteria and ad hoc reports, which Bats' Chief Regulatory Officer and Bats' Chief Regulatory Officer's regulatory team analyze and review. Bats refers investigations into potential violations of BZX, BYX, EDGX or EDGA rules and federal securities laws to FINRA. Bats also refers investigations to FINRA based on customer complaints.

        To avoid conflicts of interest that can arise from "self-listing," BZX files quarterly reports with the SEC detailing Bats' trading and BZX's monitoring of Bats' compliance with BZX's listings requirements. These reports include a summary of any related surveillance alerts, complaints, regulatory referrals, trades cancelled or adjusted, investigations, examinations, formal and informal disciplinary actions, exception reports and trading data of Bats' publicly listed security. In addition, on an annual basis, BZX engages an independent accounting firm to review and prepare a report on Bats' publicly listed security to ensure that Bats is in compliance with the BZX listings requirements, and BZX provides the SEC with a copy of such report.

        Section 6 of the Exchange Act requires national securities exchanges to provide fair representation to their members. To comply with this requirement, BZX, BYX, EDGX and EDGA have adopted structural and governance standards, including that their bylaws require a certain number of directors to be representatives of their members.

        In addition to its other SRO responsibilities, BZX, as a listing market, also is responsible for overseeing each listed company's compliance with BZX's listing standards. Bats' listings department evaluates applications submitted by issuers interested in listing their securities on BZX to determine whether the quantitative and qualitative listing standards have been satisfied. Once securities are listed, Bats' listings department monitors each issuer's ongoing compliance with BZX's continued listing standards.

        While the global institutional spot FX market is largely unregulated, the enactment of Dodd-Frank and its related regulations in the United States and the ongoing implementation of MiFID II and MiFIR in Europe have impacted the regulatory landscape for currency derivative products. For example, certain standardized currency derivative products are expected to be required to trade on a regulated trading venue such as a SEF or DCM in the United States, or on an MTF or organized trading facility, or "OTF," in Europe. Expansion into such derivative FX products and the operation of regulated trading venues would potentially require registration with and supervision by the CFTC and/or the FCA, as the case may be.

  Rule 17d-2 Agreements Among SROs

        Section 17(d) of the Exchange Act and the related Exchange Act rules permit SROs to allocate among themselves certain regulatory responsibilities to avoid duplicative oversight and regulation. Under Exchange Act Rule 17d-1, the SEC designates one SRO to be the Designated Examining Authority, or "DEA," for each broker-dealer that is a member of more than one SRO. The DEA is responsible for the regulatory oversight of the financial aspects of that broker-dealer. None of BZX, BYX, EDGX or EDGA is a DEA for any of its members.

        Exchange Act Rule 17d-2 permits SROs to enter into agreements which are approved by the SEC and concern the enforcement of laws and rules applicable to all of those SROs and relating to members those SROs have in common. In September 2008, the SEC approved a Rule 17d-2 agreement for the surveillance, investigation and enforcement of common insider trading rules among all equity marketplaces for all NYSE MKT-, NYSE Arca-, NYSE- and NASDAQ-listed stocks and Chicago Stock Exchange solely-listed stocks. The agreement has been amended from time to time, including in December 2011 to also cover all stocks listed on BZX. In addition, the participants entered into associated RSAs, the Insider Trading RSAs, with FINRA to provide for investigations and enforcement against certain broker-dealers and their associated persons. BZX, BYX, EDGX and EDGA are participants in these agreements solely in relation to their respective activities.

        In addition, Bats, BZX, BYX, EDGX and EDGA have entered into a Rule 17d-2 agreement with FINRA under which FINRA has examination and enforcement responsibility relating to compliance by BZX, BYX, EDGX or EDGA members that are also FINRA members with the rules of the exchanges that are substantially similar to the applicable rules of FINRA, as well as certain provisions of the federal securities laws and the rules and regulations thereunder.

        All of the options exchanges and FINRA are party to an Options Sales Practices Agreement, originally approved in September 1983, as amended from time to time, and which is a Rule 17d-2 agreement. Under the Options Sales Practice Agreement, FINRA is the only SRO responsible for enforcing rules related to options sales practices for any options exchange member that is a member of FINRA. Under the Options Sales Practice Agreement, BZX and EDGX are relieved of regulatory responsibility for their members with respect to options sales practices covered by the Options Sales Practice Agreement.

        In December 2007, the SEC approved a different Rule 17d-2 agreement, the Options Surveillance 17d-2 Agreement, entered into by all of the options exchanges and FINRA, which allocated responsibility to each of the participants for ensuring that their allocated common members complied with the rules governing the submission of expiring exercise declarations. The Options Surveillance 17d-2 Agreement has been amended from time to time, for example, to cover rules governing options position limits, large options position reporting and position adjustments.

        In December 2010, the SEC approved a Rule 17d-2 agreement, the Regulation NMS 17d-2 Agreement, that allocates certain responsibilities under Regulation NMS to FINRA or, in some cases, to an SRO member's DEA, subject to conditions. In October 2015, the SEC approved an amendment to the Regulation NMS 17d-2 Agreement, which added Regulation NMS Rules 606, 607 and 611(c) and (d) to the scope of the Regulation NMS 17d-2 Agreement. BZX, BYX, EDGX and EDGA are all party to the Regulation NMS 17d-2 Agreement.

  Broker-Dealer Regulation

        In addition to the regulations described above, one of Bats' subsidiaries, Bats Trading, is a registered broker-dealer regulated by the SEC, FINRA, other SROs of which it is a member and various state securities regulators.

        Bats Trading currently operates as Bats' routing broker-dealer for sending orders from BZX, BYX, EDGX and EDGA to other venues for execution, including routing orders among BZX, BYX, EDGX and EDGA. Bats Trading is considered a "facility" of BZX, BYX, EDGX and EDGA as that term is defined in the Exchange Act. As such, in one sense its activities are legally considered activities of Bats' four national securities exchanges. The consequence of this is that Bats Trading's permissible conduct is defined by the rules of Bats' exchanges and any expansion or contraction of that conduct, or changes to fees charged for its services, require BZX, BYX, EDGX and EDGA to submit rule filings with the SEC and, in many cases, obtain approval of such filings.

        The inbound routing function of Bats Trading is subject to specific BZX, BYX, EDGX and EDGA rules designed to ensure that Bats Trading is not given preferential treatment as a routing broker-dealer over other members of BZX, BYX, EDGX and EDGA offering competing services. While BZX, BYX, EDGX and EDGA are responsible for enforcing Bats Trading's compliance with these specific rules, those rules also require Bats to enter into a RSA with a non-affiliated SRO and further require BZX, BYX, EDGX and EDGA to provide that non-affiliated SRO with any automated surveillance information indicating that Bats Trading may have violated the rules of the exchanges or the federal securities laws. BZX, BYX, EDGX and EDGA have entered into an RSA with FINRA in connection with fulfilling this obligation.

        The SEC, FINRA and other SROs of which Bats Trading is a member adopt rules and examine broker-dealers and require strict compliance with their rules and regulations. The SEC, SROs and state securities commissions may conduct administrative proceedings which can result in censures, fines, the issuance of cease and desist orders or the suspension or expulsion of a broker-dealer, its officers or employees. The SEC and state securities regulators may also institute proceedings against broker-dealers seeking an injunction or other sanction. The SEC and SRO rules cover many aspects of a broker-dealer's business, including capital structure and withdrawals, sales methods, trade practices among broker-dealers, use and safekeeping of customers' funds and securities, recordkeeping, the financing of customers' purchases, broker-dealer and employee registration and the conduct of directors, officers and employees. All broker-dealers have an SRO that is assigned by the SEC as the broker-dealer's DEA. The DEA is responsible for examining a broker-dealer for compliance with the SEC's financial responsibility rules. FINRA is the current DEA for Bats Trading.

        As a registered broker-dealer, Bats Trading is subject to regulations concerning all aspects of its business, including trading practices, order handling, best execution, anti-money laundering, handling of material non-public information, safeguarding data, reporting, record retention, market access and the conduct of its officers, employees and other associated persons. In addition, Bats Trading is subject to regulatory requirements intended to ensure its general financial soundness and liquidity, which require that it comply with certain minimum capital requirements. The SEC and FINRA impose rules that require notification when a broker-dealer's net capital falls below certain predefined criteria, dictate the ratio of debt to equity in the regulatory capital composition of a broker-dealer and constrain the ability of a broker-dealer to expand its business under certain circumstances. Additionally, the SEC's uniform net capital rule and FINRA rules impose certain requirements that may have the effect of prohibiting a broker-dealer from distributing or withdrawing capital and requiring prior notice to the SEC and FINRA for certain withdrawals of capital. As of September 30, 2016, Bats Trading was in compliance with all of the applicable capital requirements.

  Options Regulatory Surveillance Authority

        On June 5, 2006, the SEC approved a national market system plan named the Options Regulatory Surveillance Authority, or "ORSA" plan. The purpose of the ORSA plan is to permit the U.S. securities options exchanges to act jointly in the administration, operation and maintenance of a regulatory system for the surveillance, investigation and detection of the unlawful use of undisclosed, material information in trading in one or more of their markets. Through the sharing of the costs of these regulatory activities and the sharing of the regulatory information generated under the ORSA plan, the ORSA plan is intended to enhance the effectiveness and efficiency with which the exchanges regulate their respective markets and the national market system for options and to avoid duplication of certain regulatory efforts. The ORSA policy committee had previously delegated the operation of the surveillance and investigative facility contemplated by the ORSA plan to CBOE Holdings. The exchanges also entered into an RSA with CBOE Holdings, as service provider, pursuant to which

CBOE Holdings performed certain regulatory and surveillance functions under the ORSA plan and used its automated insider trading surveillance system to perform these functions on behalf of the exchanges. Effective January 1, 2015, however, the ORSA policy committee delegated the operation of the ORSA plan facility to FINRA, and FINRA became the service provider under the RSA.

  CTA Plan, CQS Plan, UTP Plan and OPRA Plan

        BZX, BYX, EDGX and EDGA participate in the CTA Plan, the CQS Plan and the UTP Plan, which disseminate certain core trading information, such as last sale reports and quotations for the U.S. equities markets. NYSE Technologies, formerly the Securities Industry Automation Corporation, acts as the "processor" for CTA and the CQS Plan. Intercontinental Exchange, Inc. owns NYSE Technologies. NASDAQ acts as the processor for the UTP Plan. Bats is also a member of OPRA, the designated securities information processor for market information that is generated through the trading of exchange-listed securities options in the United States. OPRA disseminates certain core trading information, such as last sale reports and quotations. The OPRA agreement, which has been approved by the SEC, sets forth a system for reporting options information that is administered by the member exchanges through OPRA, a limited liability company consisting of representatives of the member exchanges. NYSE Technologies acts as the processor for OPRA.

  Options Intermarket Linkage Plan

        The options markets were linked pursuant to an agreement of the exchanges in the Options Intermarket Linkage Plan, approved by the SEC in 2000. The Options Intermarket Linkage Plan facilitated the routing of orders between exchanges in furtherance of a national market system. One of the principal purposes of a national market system is to assure that brokers may execute investors' orders at the best market price. The Options Intermarket Linkage Plan generally was designed to preclude options exchanges and their members from executing a trade at a price inferior to the best price displayed by any of the options exchanges, referred to as a trade-through, by providing exchange market makers with electronic access to the automatic execution systems of the other options exchanges.

        The options exchanges, through the Intermarket Linkage Committee, have developed a new linkage plan, which was approved by the SEC on July 30, 2009 and launched on August 31, 2009 and which replaced the original linkage plan. The new linkage plan replaced a centralized inter-exchange order routing hub with private order routing linkages established through broker-dealers and introduced new requirements to maintain policies and procedures reasonably designed to assure orders are executed at the best market price.

  Options Listing Procedures Plan and Symbology Plan

        Bats is a party to the Options Listing Procedures Plan, which sets forth the procedures that the options exchanges must follow to list new options, and a party to the National Market System Plan for the selection and reservation of securities symbols.

  Europe

        The current United Kingdom regulatory system was established by the Financial Services Act 2012, or FSA12, which amended the Financial Services and Markets Act 2000, or FSMA. The legislation replaced the previous financial services regulator, the Financial Services Authority, with three new bodies: The Financial Policy Committee, or "FPC," The Prudential Regulation Authority, or "PRA" and the FCA. The FPC is a committee of the Bank of England and sets policy for financial regulation. It is made up of the Governor and other senior figures within the Bank, along with the chief executives of the PRA and FCA and senior industry figures. The PRA is responsible for the prudential regulation of banks, insurance companies and other systemically important institutions. Financial conduct of markets, including activity on, and the operation of, is regulated by the FCA, which is an independent non-governmental body, given statutory powers by the FSA12. The FCA has three statutory objectives: to secure an appropriate degree of protection for consumers; to protect and enhance the integrity of the U.K. financial system; and to promote effective competition in the interests of consumers in the markets for financial services. The FCA is accountable to Her Majesty's Treasury Ministers and, through them, to Parliament.

        FSMA, as amended by FSA12, governs the regulation of financial services and markets in the U.K. Under Section 19 of FSMA, any person who carries on a regulated activity in the U.K. must be authorized by the appropriate authority or exempt. Recognised Bodies, which include exchanges and clearing houses, are exempt. Breach of Section 19 may be a criminal offence and punishable on indictment by a maximum term of two years imprisonment and/or a fine. The FSMA (Regulated Activities) Order 2001 which is secondary legislation under FSMA, details regulated activities and specified investments.

        Once a firm is authorized or recognized by the FCA, it is required to meet the standards set out in its Handbook of Rules and Guidance and to supply the FCA with information so that the FCA can monitor the firm's business. The FCA supervises the firm according to the risks that it poses to the FCA's statutory objectives.

        Much of the U.K. financial services regulation originates in the European Union. On November 1, 2007, MiFID, which replaced the Investment Services Directive came into force, and was implemented by EEA member states. MiFID aims to harmonize European financial services businesses by setting out provisions governing organizational and conduct of business requirements that apply to firms and the requirements applicable to RMs (for example, stock exchanges) and MTFs. MiFID also aims to facilitate cross-border business by extending the concept of "passporting," which allows firms authorized to carry on business in one EEA member state to carry on business in other EEA member states.

        As an RIE that operates both an RM and an MTF, Bats Trading Limited (trading as Bats Europe) is required to comply with the relevant U.K. requirements as set out in the FCA Handbook, including where applicable relevant European Directives and Regulations, as implemented, or which apply directly in the U.K. These requirements include organizational requirements, capital resources requirements and the specific requirements for RMs and MTFs. MiFID sets out requirements for RMs and MTFs with respect to the establishment of transparent and non-discretionary rules and procedures governing access and for fair and orderly trading and the efficient execution of orders, as well as to facilitate the efficient settlement of transactions conducted on RMs and MTFs and monitoring compliance with the rules. The regulatory functions required of Bats Europe by MiFID are performed by in-house staff. Bats Europe utilizes the same state-of-the-art, real-time surveillance system that Bats uses to monitor trading and market activities on BZX, BYX, EDGA, EDGX, BZX Options and EDGX Options.

        The onward routing service offered by Bats Europe is performed by Chi-X Europe Limited, a wholly owned subsidiary of Bats Europe that is authorized as an investment firm with agency broker permissions.

        MiFID is currently in the process of being updated and the new legislation, known as MiFID II and MiFIR, which is scheduled to apply beginning January 3, 2018 and will generally tighten the requirements placed on both exchanges and investment firms. In particular, use of certain waivers from pre-trade transparency will be capped as a percentage of total market volume and a general trading obligation will require almost all equity trades to be conducted on a duly registered trading venue. Furthermore, MiFID II and MiFIR will extend mandatory transparency requirements to non-equity markets, such as fixed income.

  Recent Developments

        Policy makers, including legislators and regulatory agencies in both the United States and Europe, are responsible for enacting laws and regulations that govern the manner in which Bats operates its businesses and the market structure under which Bats operates. Policy reviews of these laws and regulations and market structures are on-going and Bats cannot predict the final outcome of these reviews or their impact on its businesses. Since the financial crisis of 2008, the focus on many of these laws and regulations as well as overall market structure has intensified, resulting in several new policy proposals and initiatives. Although Bats is an active participant in communicating its views on these issues to the relevant policy makers, Bats cannot predict the final outcome of any pending initiatives, including the rule proposals discussed below, or fully assess the potential impact on Bats' businesses of any future rules. However, it is possible that the costs and other effects of the proposals discussed below could negatively impact trading volumes, which could, in turn, have a negative impact on Bats' business. Some recent regulatory developments in the United States and Europe include:

  United States

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  The Dodd-Frank Act.  On July 21, 2010, President Obama signed Dodd-Frank. Dodd-Frank introduces numerous significant changes to the regulation of the U.S. financial system, including new regulation of markets for the trading of financial instruments and the participants in those markets. Title VII of Dodd-Frank regulates the market for certain OTC derivatives, known as swaps and security-based swaps, and the participants in those markets, including requiring registration, clearing and exchange trading, capital and margin, adherence to business conduct standards, reporting and recordkeeping. Implementation of Dodd-Frank in relation to the OTC derivative markets is largely complete in the United States with respect to swaps regulated by the CFTC, though a number of rules relating to SEC-regulated security-based swaps are yet to be finalized.

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  Equity Market Structure Concept Release.  In January 2010, the SEC published a concept release regarding equity market structure. The concept release requests comment on a variety of market structure topics, including, among other things, high frequency trading, co-location, and dark pool markets. It requested comment on possible further requirements to give trading priority to displayed prices on other markets. This could significantly change the existing equity market structure by prohibiting a trading venue from trading at prices displayed on other markets, unless that trading venue was first publicly displaying a quote at that price. In light of significant regulatory and technological changes in the equities markets in recent years, the SEC is seeking to assess through this concept release the extent to which the current market structure serves the interests of long-term investors and the promotion of capital formation.

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  Tick Size Pilot Program.  In May 2015, the SEC approved a two-year "tick pilot" program to impose wider minimum quoting and/or trading increments, or tick sizes, in certain illiquid securities in an effort to incent liquidity provision in those securities. The tick pilot began on October 3, 2016 and generally includes stocks of companies with $3 billion or less in market capitalization, an average trading volume of one million shares or less and a volume weighted average price of at least $2.00 for each trading day during the measurement period prior to the effective date of the pilot, among other criteria. The tick pilot consists of a control group of approximately 1,400 securities and three test groups with 400 securities in each selected by a stratified sampling. During the pilot: (i) pilot securities in the control group will be quoted at the current tick size increment of $0.01 per share and will trade at the currently permitted increments; (ii) pilot securities in the first test group will be quoted in $0.05 minimum increments, but will continue to trade at any price increment that is currently permitted; (iii) the second test group will be quoted in $0.05 minimum increments and will trade at $0.05 minimum increments, subject to a midpoint exception, a retail investor exception, and a negotiated trade exception; and (iv) pilot securities in the third test group will be subject to the same terms as the second test group and will also be subject to a "trade-at" requirement to prevent price matching by a venue not displaying at a price of a trading center's best "protected" bid or offer, unless an enumerated exception applies. The exchanges, including BZX, BYX, EDGX and EDGA, and FINRA are required to submit their initial assessments on the tick pilot's impact 18 months after the pilot begins based on data generated during the first 12 months of its operation. The tick pilot requires BZX, BYX, EDGX and EDGA to devote additional significant resources to implement and report on the program, increasing Bats' costs. In addition, for tick pilot test group securities where execution at price increments narrower than the permitted quote is permitted, the implementation of the tick pilot could incentivize additional trading away from the exchanges, reducing the volume of orders executed on BZX, BYX, EDGX and EDGA.

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  Oversight of Active Proprietary Trading Firms.  In March 2015, the SEC proposed amendments to Rule 15b9-1 that would narrow an exemption that currently exempts registered broker-dealers from FINRA membership if they are a member of a national securities exchange, carry no customer accounts, and have annual gross income of no more than $1,000 that is derived from securities transactions effected otherwise than on a national securities exchange of which they are a member. Under the current rule, income derived from proprietary trading conducted with or through another broker-dealer does not count against the $1,000 limit. Among other things, the proposed amendments would eliminate the $1,000 income limit (including the proprietary trading exception to the limit) and replace it with more targeted exemptions, such as for off-exchange transactions by a floor-based dealer that are solely for the purpose of hedging the risks of its floor-based activities. If adopted, a number of active proprietary trading firms that are registered broker-dealers would be required to become FINRA members. The SEC is also considering, but has not yet formally proposed, a rule that would effectively require more firms engaged in high-frequency trading to register as broker-dealers.

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  Algorithmic Trading.  In recent years, regulators have been increasingly focused on the use of automated trading algorithms. For example, in March 2015, FINRA issued guidance concerning the supervision and control practices for the development and deployment of algorithmic trading programs. In addition, on April 7, 2016, the SEC approved a FINRA proposal to require associated persons of its members that are primarily responsible for the design, development or significant modification of algorithmic trading strategies, or who are responsible for the day-to-day supervision or direction of such activities, to register with FINRA as "securities traders." The SEC is also considering, but has not yet formally proposed, rules in the areas of recordkeeping and risk controls that address specific aspects of algorithmic trading.

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  Off-Exchange Trading Transparency.  In January 2014, the SEC approved new FINRA rules (i) requiring ATSs to report to FINRA weekly volume information and number of securities transactions within the ATS, and (ii) providing for FINRA's publication of this data on a delayed basis. In January 2016, FINRA filed a rule for immediate effectiveness to end ATSs' self-reporting obligation, but continuing to provide for FINRA publication of the same data from trade report information otherwise provided to FINRA. In October 2015, the SEC approved a new FINRA rule pursuant to which FINRA will also publish information about the volume of each FINRA member's off-exchange trading of equity securities other than on an ATS. In November 2015, the SEC proposed amendments to Regulation ATS and related rules under the Exchange Act to impose new operational transparency and SEC oversight requirements on ATSs that facilitate transactions in Regulation NMS stocks. If adopted, a broker-dealer operating an ATS that facilitates transactions in NMS stocks would be required, among other things, to file a public registration form containing extensive disclosures regarding the design and operations of the ATS as well as potential conflicts of interest arising from the broker-dealer operator and its affiliates' other activities. If adopted, these ATSs would also not be permitted to engage in operations unless the SEC ordered this registration form effective.

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  Consolidated Audit Trail Initiative.  In 2012, the SEC adopted a rule directing FINRA and the national securities exchanges to submit a plan to create, implement and maintain a CAT which would serve as a comprehensive audit trail of orders that will allow regulators to efficiently and accurately track all activity in Regulation NMS securities in the U.S. market. The regulation requires, among other things, that, upon implementation of a plan, data be reported to a central repository the following day by each exchange and broker dealer. Bats is working with the other exchanges and FINRA to develop the plan to implement a CAT, which is required to detail technological and compliance aspects of the plan and the costs to implement the plan, among other details. The exchanges and FINRA submitted an initial plan to the SEC on September 30, 2014, an amendment to the plan on February 27, 2015 and an amended and restated plan on December 23, 2015. On April 27, 2016, the SEC voted to publish the proposed plan for a 60-day comment period. The comment period expired on July 18, 2016 and the SEC voted to approve the plan on November 15, 2016. There will be a phased implementation of the plan over the next three years.

  •
  Large Trader Reporting.  In July 2011, the SEC adopted a large trader reporting rule that requires "large traders" of exchange-listed stocks and options to register with the SEC and obtain a large trader identification number. Large traders are required to provide their identification number to their registered broker-dealers with every order. Large traders include those traders that exercise investment discretion and effect transactions by or through a registered broker-dealer in an amount equal to or greater than either (i) two million shares or shares with a fair market value of $20 million in a single day; or (ii) twenty million shares or shares with a fair market value of $200 million in a single month. Large traders were required to register with the SEC by December 1, 2011. The rule's recordkeeping, reporting and large trader activity monitoring requirements applicable to registered broker-dealers have been implemented in phases, beginning on November 30, 2012, with the final effective date for these requirements on November 1, 2017.

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  Options Fee Caps.  In April 2010, the SEC published for comment a proposal to amend Rule 610 of Regulation NMS to prohibit an exchange from imposing discriminatory terms for access to quotations in listed equity options on its exchange and establish limits on access fees that an exchange would be permitted to charge for access to its best bid and offer for listed equity options on its exchange. This proposed rule mirrors rules already in place in the equities markets, and reflects an outgrowth of the options exchanges adopting other Regulation NMS-like features, such as trade through prohibitions. Although Bats' U.S. listed equity options market's current fee structure is in line with the fee caps proposed by the SEC, passage of this rule would affect Bats' ability to raise fees in the future. The SEC has not yet taken any action on this proposal.

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  Limit Up/Down Plan.  As part of an initiative to restore investor confidence in the wake of the "flash crash" on May 6, 2010, in April 2011, the national securities exchanges and FINRA jointly filed a proposed industry plan pursuant to Section 11A of the Exchange Act and Rule 608 thereunder to address extraordinary market volatility. The plan sets forth proposed procedures that provide for market-wide limit up-limit down requirements that would be designed to prevent trades from occurring outside of specified price bands that would be continuously recalculated throughout the trading day. The plan was initially approved for a one-year pilot period, which began on April 8, 2013. The pilot period has since been extended through April 21, 2017 to provide additional time for the public, the participants in the plan and the SEC to assess the operation of the plan. The participants in the plan have also recommended that the plan be adopted permanently with certain modifications.

  •
  Market Maker Obligations.  The SEC has undertaken a review of market maker obligations in the context of the 2010 equity market structure concept release, and in light of the events of May 6,

    2010. In November 2010, the SEC approved rule changes by the exchanges and FINRA that effectively require market makers to continuously maintain two-sided quotations within some minimum percentage away from the national best bid or offer, effectively 8% away from the national best bid or offer for the most actively traded securities and certain ETFs. The SEC has not yet proposed additional rule-making associated with market maker activity.

  •
  Risk Management Controls for Broker-Dealers.  In November 2010, the SEC adopted Rule 15c3-5 under the Exchange Act, which requires broker-dealers with market access to adopt financial and regulatory risk management controls and supervisory procedures designed to, among other things, prevent the routing of orders that exceed appropriate pre-set credit or capital thresholds, appear to be erroneous, and prevent the routing of orders unless there has been compliance with all regulatory requirements that must be satisfied on a pre-order basis. Rule 15c3-5 provides certain limited exemptions for broker-dealers, such as Bats Trading, that are routing orders on behalf of an exchange or ATS for the purpose of accessing other trading centers with protected quotations on behalf of the exchange or ATS in order to comply with Rule 611 of Regulation NMS. Compliance with Rule 15c3-5 was required as of July 14, 2011, although the SEC extended the compliance date for particular aspects of the rule until November 30, 2011.

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  Amendments to Regulation SHO.  In February 2010, the SEC adopted amendments to Regulation SHO to adopt a short sale circuit breaker rule, under which a security whose price has declined by more than 10% or more from the prior day's closing price may only be sold short for the remainder of that day and the following trading day at one price increment above the national best bid. The rule contains limited exceptions. The amendments went into effect on February 28, 2011.

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  Regulation of Non-Public Trading Interest.  In November 2009, the SEC proposed a rule change to define "bid" and "offer" to include actionable indications of interest. In addition, the SEC proposed to substantially lower the trading volume threshold that triggers the obligation for an ATS to publicly display the best priced bids and offers on such ATS. The SEC also proposed to require real-time disclosure of the identity of each ATS that executes a trade. Thus, if these rules were adopted, dark pools that have as little as 0.25% market share and display quotes to subscribers or use actionable indications of interest would be required to publicly display their bids and offers, and disclose transaction information that is not disclosed today. Approval of this rule proposal could have the effect of encouraging more trading on publicly displayed markets such as Bats'; however, Bats cannot predict what action the SEC may take on this proposal, when the SEC may take such action and what the actual impact could be on Bats. The SEC has not yet taken any further action on this proposal.

  •
  Regulation SCI.  In November 2014, the SEC adopted a new regulation, Regulation Systems Compliance and Integrity, or Reg SCI, replacing and codifying the current Automation Review Policy. Reg SCI, which came into effect in November 2015, requires "SCI Entities," which includes self-regulatory organizations like BZX, BYX, EDGX and EDGA, to comply with security and capacity requirements with respect to their systems and accompanying compliance procedures. Reg SCI also requires SCI Entities to establish written policies and procedures reasonably designed to ensure that their systems have adequate integrity to ensure a resilient market in the event of a disruption. This includes, for example, ensuring that it has adequate disaster recovery facilities that are geographically diverse from the exchange's systems and that facilitate the ability to resume trading within specified timeframes when critical and non-critical SCI systems are rendered inoperable. It also requires timely and substantial notification to be made to the SEC in the event an exchange experiences any system interruption or interference. The SEC has also established various working groups of exchanges to focus on improving market resiliency, including regarding regulatory halts, trade nullification and additional market protections. Reg SCI and the other SEC mandated working group initiatives are very complex, and, as such, compliance with the rules have required Bats to expend significant resources.

  •
  Equity Market Structure Advisory Committee.  In January 2015, the SEC announced the formation of an Equity Market Structure Advisory Committee, or EMSAC, which is designed to focus on the structure and operations of the U.S. equities markets. According to the SEC, the EMSAC is intended to provide a formal mechanism through which the SEC can receive advice and recommendations specifically related to equity market structure issues. The EMSAC is composed of 17 members designed to represent a cross-section of those directly affected by, interested in, and/or qualified to provide advice to the SEC on matters related to equity market structure. Bats' Chairman, Joe Ratterman, and one of its directors, Jamil Nazarali, were appointed by the SEC to the EMSAC. The EMSAC charter, which was originally scheduled to expire in February 2017, has been renewed until August 2017 with the EMSAC's current membership. The EMSAC has held seven public meetings since it was created. Issues under consideration by the EMSAC relate to Regulation NMS, the regulation of trading venues, including exchanges and ATSs, customer issues and market quality. Through these seven public meetings, the EMSAC has since heard presentations and debated issues associated with the continued viability of the Order Protection Rule, or Rule 611 of Regulation NMS, the merits of reducing the access fee cap in Rule 610 of Regulation NMS, or banning the payment of rebates, as well as the merits of implementation of a so-called "trade-at" rule, which would generally constrain the ability of over-the-counter trading venues, such as dark pools, from transacting OTC or off-exchange, unless the execution price is better than that being publicly displayed on exchanges, the U.S. equity market volatility events of August 24, 2015 and certain issues affecting customers in the current U.S. equity market structure. The EMSAC is part of a broader review of equity market structure undertaken by the SEC. The EMSAC makes policy recommendations to the SEC, which the SEC will take under consideration. For example, during the July 8, 2016 meeting, the EMSAC recommended that the SEC propose a pilot program to adjust the access fee cap under Rule 610 of Regulation NMS. The SEC is not bound by these recommendations and has yet to engage in rule-making associated with the recommendations.

  Europe

  •
  MiFID Review.  The overarching objective of MiFID II and MiFIR is to further the stability, integration, transparency and efficiency of E.U. financial markets, as well as to enhance investor protection. The "Level 1" legislation was approved in July 2014 and detailed "Level 2" regulatory technical standards, drafted by the European Securities and Markets Authority, or ESMA, and Delegated Acts have been adopted by the Commission during the second half of 2016; "Level 3" interpretive work remains ongoing. MiFID II and MiFIR are currently scheduled to apply beginning in January 2017, although there is a proposal for a delay until January 2018. This legislation will result in a significant change in the European Union regulatory landscape for trading and clearing.

  •
  Capital Markets Union.  The E.C. has highlighted one of its top priorities as being the establishment of a fully functioning, well-regulated Capital Markets Union by 2019. In February 2015, the E.C. adopted a Green Paper outlining its possible scope and included five short-term priority areas—securitization, updating the Prospectus Directive, SME credit information, private placements and finalization of the European Long Term Investment Funds. An Action Plan of concrete steps was set out in September 2015, and an update of the list of initiatives was published in September 2016.

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  Orderly Markets.  ESMA has implemented "Guidelines on systems and controls in an automated trading environment for trading platforms, investment firms and competent authorities." The purpose of the guidelines is to ensure common, uniform and consistent application of MiFID and the Market Abuse Directive as they apply to the systems and controls required of: (i) trading platforms and investment firms in an automated trading environment; and (ii) trading platforms and investment firms in relation to the provision of direct market access and sponsored access. These requirements will be further enhanced by MiFID II and MiFIR and the new Market Abuse Regulation, or MAR. MAR extends the scope of the market abuse framework to new markets, new behaviors and new platforms. It became effective on July 3, 2016.

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  OTC Derivatives, Central Counterparties and Trade Repositories.  The European Market Infrastructure Regulation sets out new rules relating to OTC derivatives markets, central counterparties and trade repositories. The new rules introduce a reporting obligation for OTC derivatives markets, a clearing obligation for eligible OTC derivatives markets, measures to reduce counterparty credit and operational risk for bilateral OTC derivatives markets, CCPs, and for trade repositories, and rules on the establishment of interoperability between CCPs. The Regulation became effective August 2012, with the first obligations effective beginning March 2013. In addition, a new Regulation governing the authorization and supervision of Central Securities Depositories was approved in September 2014, with the adoption of "Level 2" Regulatory Technical Standards still pending and possible delays to implementation; and a recovery and resolution framework is being proposed for CCPs.

  •
  Financial Transaction Tax.  On February 14, 2013, the E.C. published a proposal for a Directive for a common FTT in Belgium, Germany, Estonia, Greece, Spain, France, Italy, Austria, Portugal, Slovenia and Slovakia, or the participating Member States. The proposed FTT has very broad scope and could, if introduced in the form originally proposed, apply to certain transactions relating to financial instruments (including secondary market transactions) in certain circumstances. Under the February 14, 2013 proposal, the FTT could apply in certain circumstances to persons both within and outside of the participating Member States. Generally, it would apply to certain transactions relating to financial instruments where at least one party is a financial institution (as defined in the FTT), and at least one party is established in a participating Member State. A financial institution may be, or be deemed to be, "established" in a participating Member State in a broad range of circumstances, including (a) by transacting with a person established in a participating Member State or (b) where the financial instrument which is the subject of the transaction is issued in a participating Member State. The FTT proposal remains subject to negotiation between the participating Member States. Ten out of the eleven participating Member States agreed on certain core principles at their December 2015 meeting, Estonia having withdrawn from the group. In October 2016, Finance Ministers of the participating countries agreed on the core principles behind the FTT, which were subsequently discussed at a full E.U. Economic and Financial Affairs Council meeting. The FTT proposal may be altered prior to any implementation, the timing of which remains unclear. Additional E.U. Member States may decide to participate and/or certain of the participating Member States may decide to withdraw. Some Member States, specifically France and Italy, have themselves introduced domestic FTTs in the interim.

  Global FX

        While the global institutional spot FX market remains largely unregulated, the enactment of Dodd-Frank and its related regulations in the United States and the ongoing implementation of MiFID II and MiFIR in Europe have impacted the regulatory landscape for currency derivative products. For example, certain standardized currency derivative products are expected to be required to trade on an organized trading venue such as a SEF or DCM in the United States or on an MTF or OTF in Europe. This transformation has also been enabled by technological developments that facilitate the electronic trading of institutional spot FX and currency derivatives. Moreover, this movement is highlighted by the recent publication of the Fair and Effective Markets Review Final Report and the March 2015 Global Preamble: Codes of Best Market Practice and Shared Global Principles, which may lead to additional oversight and regulation in the global FX market.

Management

  Executive Officers

        Chris Concannon, 49, is a director and serves as Bats' President and Chief Executive Officer, as well as President and Chief Executive Officer of BZX, BYX, EDGX and EDGA, Chairman of the board of directors of BZX, BYX, EDGX and EDGA, President of Bats Hotspot and a director of Bats Trading. Mr. Concannon joined Bats as President in December 2014 and immediately made an impact by playing a lead role in the acquisition of Bats Hotspot and the expansion of Bats into the FX market. Appointed CEO on March 31, 2015, he has more than 20 years of experience as an exchange executive, trading participant and regulator. Prior to joining Bats, Mr. Concannon was most recently a president and chief operating officer at Virtu Financial, a global electronic market maker, from 2009 to 2014. Mr. Concannon holds a bachelor's degree from Catholic University, an MBA from St. John's University and a JD from Catholic University's Columbus School of Law. He also holds Series 7 and 24 licenses.

        Tony Barchetto, 43, serves as Bats' Executive Vice President, Head of Corporate Development. Immediately prior to his current role, Mr. Barchetto served as Senior Vice President, Business Development after joining Bats via the Direct Edge acquisition in January 2014. Prior to joining Bats, Mr. Barchetto was the Head of Corporate Strategy at Direct Edge, from 2011 to 2014. Mr. Barchetto has over 17 years of experience in electronic trading and product development, with senior roles in corporate strategy, product management, sales and operations. He holds a bachelor's degree in international economics from Georgetown University. Mr. Barchetto also holds Series 7, 24, 55 and 63 licenses and is a Chartered Financial Analyst.

        Bryan Harkins, 39, serves as Bats' Executive Vice President, Head of U.S. Markets. Prior to the Direct Edge acquisition in January 2014 when Mr. Harkins first joined Bats, Mr. Harkins served as Chief Operating Officer of Direct Edge, where he worked since 2007. Mr. Harkins holds a B.A. from the University of Notre Dame, and an MBA from New York University's Stern School of Business. Mr. Harkins also holds Series 7, 24, 55 and 63 licenses.

        Mark Hemsley, 54, serves as Bats' Executive Vice President, Chief Executive Officer of Bats Europe, a position he has held since November 2011. He initially joined Bats in April 2008 as Chief Executive Officer and Chairman of Bats Europe. Prior to joining Bats, Mr. Hemsley founded Belvedere Hill Limited, a corporate advisory firm, where he worked from 2005 to 2008, and is currently a non-shareholder director. Mr. Hemsley holds a master of business administration from City University Business School.

        Chris Isaacson, 38, is a founding employee and serves as Bats' Executive Vice President and Global Chief Information Officer, overseeing all technology and market operations for the company globally, as well as Executive Vice President and Global Chief Information Officer of BZX, BYX, EDGX and EDGA and a director of BZX, BYX, EDGX, EDGA and Bats Trading. Previously, Mr. Isaacson served as Bats' Senior Vice President and Chief Operating Officer from 2007 until February 2014. He was instrumental in the architecture and implementation of the Bats trading platform, and was Bats' Treasurer from June 2007 to February 2012 and served as the Vice President of Operations of Bats Trading from 2005 until 2007. Mr. Isaacson was a software developer at Tradebot Systems, Inc. from 2003 to 2005. Mr. Isaacson began his career as a software engineer at Cerner Corp., a publicly traded, Kansas City-based healthcare information systems supplier. Mr. Isaacson holds a bachelor's degree in information systems with a minor in math from Nebraska Wesleyan University and a master of business administration from the University of Nebraska-Lincoln, as well as Series 4, 7, 24, 27, 55, 63 and 65 licenses.

        Tami Schademann, 40, is a founding employee and has led Bats' regulatory and compliance department since Bats' began operations and currently serves as Bats' Executive Vice President and Chief Compliance Officer, as well as the Executive Vice President and Chief Regulatory Officer of

BZX, BYX, EDGX and EDGA and director of Bats Trading. Ms. Schademann served as Senior Vice President of Bats from May 2011 until February 2014. Prior to joining Bats, Ms. Schademann was chief compliance officer at Tradebot Systems, Inc. from 2001 to 2005. Previously, she was also a manager at Security Investment Company of Kansas City from March 2001 to October 2001 as well as in the trust divisions of Firstar Bank (now U.S. Bank), Commerce Bank and Security Bank of Kansas City from 1994 to 2001. Ms. Schademann holds Series 7, 24 and 63 licenses.

        Brian N. Schell, 51, has been Bats' Executive Vice President and Chief Financial Officer since February 2014 and 2011, respectively, and Treasurer since 2012. Mr. Schell also serves as the Executive Vice President, Chief Financial Officer and Treasurer of BZX, BYX, EDGX, and EDGA, director of Bats Trading and Treasurer of Bats Hotspot. Immediately prior to his current role, Mr. Schell was Bats' Senior Vice President from March 2011 to February 2014. Mr. Schell is a 20-year veteran of the financial industry. He spent 16 years at H&R Block Inc. from 1994 to 2010 where he held various senior leadership positions, concluding his tenure as senior vice president, operations, support and development for the firm's Tax Services division. Mr. Schell also served separately as chief financial officer of the Tax Services and H&R Block Financial Advisors units from 2002 to 2010, holding the former position for seven years. From 1997 to 2002, he was vice president and corporate treasurer and director of investor relations. Mr. Schell holds a bachelor's degree in business administration with an emphasis in finance from the University of Notre Dame and a master of business administration from The George Washington University, as well as a Series 27 license.

        Eric Swanson, 49, serves as Bats' Executive Vice President, General Counsel and Secretary, as well as the Executive Vice President, General Counsel and Secretary of BZX, BYX, EDGX and EDGA and the Secretary of Bats Hotspot. Immediately prior to Mr. Swanson's current position, he served as Bats' Senior Vice President, General Counsel and Secretary from February 2010 until February 2014 and has served as the General Counsel for BZX and BYX since their inception in 2008. From 2006 to 2008, Mr. Swanson served as chief counsel and vice president of regulatory strategy at Ameriprise Financial. From 1996 to 2006, Mr. Swanson served at the SEC, including as an assistant director in the Office of Compliance, Inspections and Examinations' market oversight unit in Washington, D.C. His duties included supervising the SEC's inspection program responsible for regulatory oversight of trading on securities exchanges and ECNs. He holds a bachelor's degree in economics from the University of Minnesota and earned his law degree at Hamline University School of Law.

  Directors

        Messrs. Freudenstein, Jones, McCarthy, Mitchell, Reardon and Richter are independent directors for purposes of BZX's listing standards.

        Joe Ratterman, 50, one of Bats' founders in 2005, has served as Chairman since March 2015. Mr. Ratterman also served as Chairman from June 2007 until July 2012, as President from June 2007 until November 2014 and as Chief Executive Officer from June 2007 until March 2015. Mr. Ratterman initially served as Bats' Executive Vice President and Chief Operating Officer from 2005 until June 2007. Prior to joining Bats, from July 2004 to December 2005, Mr. Ratterman was vice president of business development at Tradebot Systems, Inc., an electronic market maker. Mr. Ratterman is a member of the SEC's Equity Market Structure Advisory Committee. Mr. Ratterman holds a bachelor's degree in mathematics and computer science from Central Missouri State University, as well as Series 7, 24, 27, 55 and 66 licenses.

        Alan H. Freudenstein, 52, has served as a director since 2010. Mr. Freudenstein is a managing director of Credit Suisse in the Asset Management business and Managing Partner of Credit Suisse NEXT Investors, LLC, based in New York. He sits on the board of Actiance, Ensyn, US Health Group and VITEOS. Prior to his current role, Alan led the bank's Principal Investment Group within the Investment Banking division. Alan joined Credit Suisse in 2000 from Bankers Trust Company where he was a Managing Director responsible for incubation and venture investments within the New World Ventures Group. Previously, he was a management consultant at Booz Allen & Hamilton and an equity research analyst at Salomon Brothers. Alan holds a bachelor's in economics from Johns Hopkins University and an M.B.A. from the University of Chicago.

        Robert W. Jones, 66, has served as a director since 2013. Mr. Jones is currently the sole owner of Turtle Rock Group, LLC, a financial advisory consulting firm founded in 2009. From 1974 until 2009, Mr. Jones held various management positions including managing director and vice chairman—investment banking at Morgan Stanley, a global provider of financial services to companies, governments and investors. Mr. Jones has also acted as a senior advisor to Morgan Stanley since 2009. Previously, Mr. Jones served on the board of directors of Progress Energy from 2007 until its merger with Duke Energy in 2012 and currently is a member of the board of directors of the Electric Power Research Institute. Mr. Jones holds a bachelor's degree from Colgate University and a master of business administration from Harvard Business School.

        John McCarthy, 52, has served as a director since 2010. Since 2006, Mr. McCarthy has been the general counsel at GETCO Holding Company, LLC (now KCG Holdings). KCG Holdings is one of Bats' strategic investors. Previously, Mr. McCarthy served as an associate director at the SEC and as head of the Market Oversight Unit at the Office of Compliance Inspections and Examinations from 2000 to 2006, where he was responsible for regulatory oversight inspections of trading on stock and options exchanges. Mr. McCarthy holds a bachelor of science degree in engineering and a bachelor of arts degree in economics from the University of Michigan, a master's degree in finance from the London School of Economics and a law degree from the University of Maryland.

        Chris Mitchell, 45, has served as a director since 2013. Mr. Mitchell is a Managing Director of Spectrum Equity, a growth equity investment firm that provides capital and strategic support to innovative companies in the information economy. He serves or has served on the board of directors of a number of public and private financial technology companies, including Business Monitor, EagleView, Ethoca, RiskMetrics, Seisint, Trintech, Verafin and World-Check. Prior to joining Spectrum Equity in 2001, Mr. Mitchell worked at TA Associates, Monitor Clipper and SG Warburg. He holds a bachelor's degree from Princeton University.

        Jamil Nazarali, 49, has served as a director since 2014. Mr. Nazarali is Senior Managing Director and Head of Citadel Execution Services. Mr. Nazarali oversees Citadel Securities' client market making offerings in Equities, Options and spot FX. Prior to joining Citadel Securities in 2011, Mr. Nazarali was Global Head of Electronic Trading at Knight Capital Group. Previously, he was a management consultant at both Ernst and Young and Bain and Company. He is also a member of the SEC Equity Market Structure Advisory Committee and the NASDAQ Quality of Markets Committee. Mr. Nazarali holds a bachelor's degree from the University of Western Ontario and a master of business administration from the University of Chicago.

        Frank Reardon, 28, has served as a director since September 2015. Mr. Reardon is a certified public accountant as well as a member of the AICPA and Missouri Society of CPAs. Prior to his current role, Mr. Reardon was a senior audit associate with CBIZ Mayer Hoffman McCann P.C. where he specialized in running attest engagements for the construction and manufacturing/distribution industries. Mr. Reardon holds a bachelor's and master's degree in accountancy from the Trulaske College of Business at the University of Missouri-Columbia.

        Michael Richter, 69, has served as a director since 2009. Mr. Richter has had an extensive managerial career in international banking and brokerage firms. He was co-founder in 2000 of Lime Brokerage Holdings LLC and served as its chief financial officer until Lime Brokerage Holdings LLC was dissolved in 2016. Prior to joining Lime Brokerage Holdings LLC, Mr. Richter was president of Citicorp Securities Services. Mr. Richter is qualified as a Certified Public Accountant and holds a bachelor of science degree in engineering from Rensselaer Polytechnic Institute and a master's degree from MIT Sloan School of Management.

Compensation Discussion and Analysis

        This Compensation Discussion and Analysis section of this joint proxy statement/prospectus explains how Bats' 2015 executive compensation programs were designed and operated with respect to the following 2015 named executive officers, who Bats refers to as the "NEOs:"

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  Joe Ratterman (Former President and Chief Executive Officer; current non-executive Chairman);

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  Chris Concannon (President and Chief Executive Officer);

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  Brian N. Schell (Executive Vice President, Chief Financial Officer, Treasurer);

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  Mark Hemsley (Executive Vice President, Chief Executive Officer of Bats Europe);

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  Chris Isaacson (Executive Vice President, Global Chief Information Officer); and

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  Bryan Harkins (Executive Vice President, Head of U.S. Markets).

  Introduction

        Bats' compensation discussion and analysis discusses the compensation program for its NEOs in 2015 and describes its overall compensation philosophy, objectives and practices. As this section relates to Bats' 2015 executive compensation program, this section does not describe the impact of the proposed merger. See "The Merger—Interests of Directors and Executive Officers in the Merger—Bats Directors and Executive Officers" for information about the impact of the proposed merger on the compensation arrangements with Bats' NEOs.

        Bats' compensation philosophy and objectives generally apply to all of its employees and the majority of its employees are eligible to participate in the main components of its compensation program consisting of:

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  base salary; and

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  quarterly cash bonuses.

        Bats' senior leaders, which include its NEOs and most officers of its subsidiaries, are eligible to participate in Bats' equity award program. In addition, in 2015, Bats' senior leaders and certain employees providing services to Bats Hotspot were eligible to receive an annual bonus, which in the case of Bats' senior leaders is payable in cash and equity. The relative value of each of these components for individual employees varies based on job role and responsibility.

        In addition, Bats provides its NEOs with benefits that are generally available to Bats' employees in the country in which the NEO is employed, including retirement savings and health and welfare benefits.

  Compensation Philosophy and Objectives

        Bats' compensation philosophy is to offer its executive officers, including its NEOs, compensation and benefits that are competitive and meet its goals of attracting, retaining and motivating highly skilled management who share its desire to achieve its financial and strategic objectives and create long-term value for Bats' stockholders. Accordingly, Bats' executive officer compensation program is designed to link annual cash incentives and long-term stock incentives to the achievement of company and individual performance goals and to align the interests of executive officers with the creation of stockholder value.

        Bats believes compensation should be determined within a framework that is intended to reward individual contribution and the achievement of company objectives. Within this overall philosophy, Bats' objectives are to:

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  attract, retain and motivate Bats' executive officers by providing a total compensation program that takes into consideration competitive market requirements and strategic business needs;

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  align the financial interests of executive officers with those of Bats stockholders;

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  encourage behavior consistent with Bats' values and reinforce ethical business practices;

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  provide incentives for achieving and exceeding performance goals; and

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  appropriately reward executive officers for creating long-term stockholder value.

  Role of Directors and Executive Officers in Setting Compensation

        Bats' CEO has discretion to recommend both the contractual and discretionary compensation of the NEOs (other than himself and Joe Ratterman, Chairman of the Bats board), which he considers in consultation with the Compensation Committee of the Bats board (the "Bats Compensation Committee"). The Bats Compensation Committee has overall responsibility for overseeing Bats' executive compensation policies, and the compensation committees of the boards of directors of Bats' subsidiary registered securities exchange companies have ultimate responsibility for setting the compensation of Bats' CEO, which responsibility they fulfill in consultation with the Bats Compensation Committee. The Bats Compensation Committee further has overall responsibility for overseeing Bats' compensation plans and programs, reviewing Bats' achievements as a company and the achievements of Bats' executive officers and providing input and guidance to Bats' CEO in the determination of the specific type and level of compensation of Bats' NEOs. Effective January 1, 2016, the compensation structure for each of the NEOs is set forth in his respective employment agreement.

        Bats believes the levels of compensation it provides should be competitive, reasonable and appropriate for Bats' business needs and circumstances. In addition to the information provided by Bats' compensation consultant, Meridian Compensation Partners, LLC, referred to as "Meridian," with respect to executive officer and director compensation matters (discussed below), Bats has informally considered the competitive market for corresponding positions within comparable geographic areas and companies of similar size and stage of development. Bats' CEO, in consultation with the Bats Compensation Committee, has applied subjective discretion to make compensation decisions rather than using a specific formula or matrix to set total compensation in relation to compensation paid by other companies. Bats' historical approach has been to consider competitive compensation practices and other factors, such as how much compensation was necessary to recruit and retain an executive officer, as well as individual performance. As Bats continues to gain experience as a public company, it expects that the specific direction, emphasis and components of Bats' executive compensation program will continue to evolve. For example, over time, Bats may reduce its reliance upon subjective determinations in favor of a more empirically based approach that could involve, among other practices, benchmarking the compensation paid to Bats' NEOs against peer companies. The Bats Compensation Committee administers Bats' executive compensation program in accordance with its charter.

        For the NEOs (other than Bats' CEO), Bats' CEO has historically considered such NEOs' responsibilities, performance and historical compensation in determining their compensation. Bats' CEO then consults with the Compensation Committee on his recommendations to the Bats Compensation Committee regarding base salary increases, discretionary bonus amounts and equity award amounts, and advises the Bats Compensation Committee regarding the compensation program's ability to attract, retain and motivate executive talent. These recommendations reflect compensation levels that Bats' CEO believes are commensurate with such NEO's individual qualifications, experience, responsibility level, functional role, knowledge, skills, and individual performance, as well as company performance and competitive offerings. Through consultation with the Bats Compensation Committee, Bats' CEO may adjust up or down specific compensation for all the NEOs (other than himself and the Chairman of the Bats board). The amount of prior year annual bonus awards and equity awards generally is a factor in compensation decisions with respect to the NEOs. In determining Bats' CEO's compensation, the boards of directors of Bats' subsidiary registered securities exchange companies, in consultation with the Bats Compensation Committee, take into consideration Bats' performance, the contributions of Bats' CEO to that performance and the desire to retain and motivate Bats' CEO.

        Bats' CEO and certain of Bats' other NEOs may attend Compensation Committee meetings, as requested by the Bats Compensation Committee.

  Role of Compensation Consultant

        In August 2015, the Bats Compensation Committee engaged Meridian to render advisory services to the Bats Compensation Committee relating to executive officer and director compensation matters. Specifically, Meridian has conducted a comprehensive review of Bats' executive compensation program which included:

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  identification of a peer-group of publicly traded companies;

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  review of compensation levels to assess the competitive positioning of Bats' executive compensation programs relative to Bats' peer group and the industry generally; and

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  review of the historical use of equity awards, peer data on share usage and assistance with development of long-term incentive plan strategy and guidelines.

        For 2015, the peer group of publicly traded companies selected by Meridian included the 16 companies listed below:

• BGC Partners Inc. • CBOE Holdings Inc. • CME Group Inc. • Deutsche Börse AG • DST Systems Inc. • E*Trade Financial Corp.	• Interactive Brokers Group, Inc. • Intercontinental Exchange, Inc. • Investment Technology Group, Inc. • KCG Holdings Inc. • London Stock Exchange Group plc	• MarketAxess Holdings Inc. • MSCI Inc. • The NASDAQ OMX Group Inc. • TD Ameritrade Holding Corp. • TMX Group Ltd.

        In 2015, the Bats Compensation Committee reviewed peer-group data but did not benchmark against it.

        Meridian does not currently provide Bats with any additional services other than the services it provides to the Bats Compensation Committee relating to executive and director compensation and related governance. The Bats Compensation Committee did not direct Meridian to perform its work in any particular manner or under any particular method. The Bats Compensation Committee has the sole authority to retain and terminate Meridian or any other consultant. In connection with Meridian's retention, the Bats Compensation Committee conducted an assessment of potential conflicts of interest of Meridian and determined that the services rendered by Meridian did not raise any potential conflicts of interest.

  Elements of Bats' Executive Compensation Program

        The principal elements of Bats' executive compensation program to date have been base salary, performance-based quarterly cash bonus, discretionary cash bonus and long-term equity compensation. Each of these compensation elements satisfies one or more of Bats' compensation objectives. Bats combines the compensation elements for each NEO in a manner it believes is consistent with the NEO's contributions to the company and its overall goals with respect to executive compensation.

  Base Salary

        Bats believes that a competitive base salary is an important component of compensation as it provides a degree of financial stability for its NEOs and is critical to recruiting and retaining its NEOs. Base salary is also designed to recognize the scope of responsibilities placed on each NEO and reward each executive for his unique leadership skills, management experience and contributions, which are described below under "—2015 Named Executive Officer Compensation Decisions." Bats makes a subjective determination of base salary after considering such factors collectively.

        The base salaries paid to Bats' NEOs for 2015 are set forth below in the Summary Compensation Table. See "—2015 Summary Compensation Table."

  Cash Bonuses

        Bats believes that a meaningful portion of annual cash compensation should be contingent upon successful company performance. Therefore, subject to satisfaction of certain eligibility requirements, during 2015 Bats' non-sales employees, including each of Bats' NEOs, participated in the Bats Milestone Bonus Plan, or the "Milestone Bonus Plan." Bats operates the Milestone Bonus Plan in the United States and Europe in a nearly identical manner. The Milestone Bonus Plan is designed to reward achievement of meaningful company milestone goals that support Bats' objectives of company growth, enhancement of stockholder value and motivation of executive officers to achieve superior performance in their areas of responsibility. Bats' sales employees supporting the U.S. Equities and U.S. Options markets and European Equities markets participate in the Sales Milestone Bonus Plan, which is a unique plan designed to reward market share growth and sales-related performance. The sales employees providing services to Bats Hotspot participate in unique plans designed to reward transaction revenue and volume growth.

        The Milestone Bonus Plan assigns to each milestone goal a number of milestone points that are earned upon achievement of such milestone goal. Although some of the milestone goals are assigned a fixed number of milestone points, the number of milestone points that may be earned with respect to certain milestone goals (for example, monthly global normalized EBITDA) is uncapped. Normalized EBITDA is calculated as EBITDA before acquisition-related costs, IPO costs, loss of extinguishment of debt, debt restructuring costs, intangible asset impairment charges, gain on extinguishment of revolving credit facility and an unusually large regulatory assessment charged to a member in 2013. At the beginning of the plan year, each Milestone Bonus Plan participant is assigned a number of bonus plan units determined by Bats based on the participant's position, expected contributions and seniority.

        Payouts under the Milestone Bonus Plan are made following each quarter, based on the milestones achieved (and therefore, the milestone points earned) for such quarter. Payout amounts are determined by multiplying the number of milestone points earned for the quarter by the value per milestone point (which for 2015 was determined to be $10 per milestone point in the United States and £10 per milestone point in the United Kingdom), with such product multiplied by the number of bonus plan units assigned to each plan participant. For the majority of 2015, the NEOs were assigned the following number of bonus plan points, which points are determined by dividing each NEO's base salary by 10,000:

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  Joe Ratterman—90

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  Chris Concannon—120

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  Brian N. Schell—45

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  Mark Hemsley—48

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  Chris Isaacson—50

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  Bryan Harkins—45

        The milestone goals were established after considering Bats' historical financial performance and internal strategic objectives. The milestone goals and the points awarded for achievement of goals are similar for Bats' United States and United Kingdom employees. Additionally, an employee's milestone goals include both company-wide goals that apply to all company employees (either in the United States or United Kingdom) and specific department milestone goals that apply to only those employees in that employee's respective department. For 2015, all employees are eligible for the Milestone Bonus Plan, except for those employees who primarily provide services to Bats Hotspot. However, such employees began participating in the Milestone Bonus Plan for 2016.

        The company-wide milestone goals relate to monthly profitability, market share, operational up-time sustained for the month and completion of certain revenue producing projects:

  Monthly profitability

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  1 point for every $3.86 million in consolidated Normalized EBITDA for U.S. employees

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  1 point for every £0.47 million in European Equities Normalized EBITDA for U.K. employees

  Market share

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  1 point for every month equal to or better than 2nd in combined U.S. Equities market share for U.S. employees

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  2 points for every month 1st in combined U.S. Equities market share for U.S. employees

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  1 point for every month equal to or better than 6th in U.S. Options market share for U.S. employees

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  2 points for every month equal to or better than 4th in U.S. Options market share for U.S. employees

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  2 points for every month 1st in European Equities market share for U.K. employees

  Operational up-time

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  1 point for every month in U.S. Equities for U.S. employees

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  1 point for every month in U.S. Options for U.S. employees

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  2 points for every month for European Equities for U.K. employees

  Completion of revenue producing projects

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  10 points for first live trade on EDGX Options for U.S. employees

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  8 points for first live trade on ICAP for U.K. employees

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  8 points for first live trade on Exchange Trade Report for U.K. employees

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  5 points for new billing rollout for U.K. employees

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  5 points for first office disaster recovery day for U.K. employees

  Departmental goals for 40 points in total

        Department goals, organized by functional group, represent the completion of other significant projects that contribute to Bats' success, such as the migration of the EDGX and EDGA exchange operations onto the Bats technology platform, or the "Direct Edge Integration," the migration to the Equinix NY5 datacenter, the Bats Hotspot acquisition, the launch of EDGX Options and incremental profitability.

        In addition to quarterly cash bonuses payable under the Milestone Bonus Plan, each of Bats' NEOs is also eligible to earn a discretionary performance bonus, payable as a combination of compensatory equity awards and cash, based on the achievement of company goals and individual performance, and a spot bonus (generally ranging from $1,000 to $25,000) based on individual performance that can be paid anytime during the year. The discretionary bonuses for the NEOs are determined by the Bats Compensation Committee in consultation with the CEO, and, in the case of the CEO, determined by the compensation committees of the boards of directors of Bats' subsidiary registered securities exchange companies in consultation with the Bats Compensation Committee, with a target amount of the combined bonus value to equal a specific percentage of the executive's base salary. For the factors considered in determining 2015 bonuses, see the section entitled "—2015 Named Executive Officer Compensation Decisions." In general, the annual performance bonus is intended to be consistent with the company's applicable bonus programs, which are based on the achievement of individual initiatives as well as company performance for the year to which they relate. In 2015, the annual performance bonus as a percentage of the base salary for each NEO was:

Name	Annual Performance Bonus as Percentage of Base Salary
Chris Concannon	220%
Joe Ratterman	200%
Brian N. Schell	132%
Mark Hemsley	162%
Chris Isaacson	135%
Bryan Harkins	149%

  Long-Term Equity Compensation

        Bats' equity awards provide long-term incentives to its NEOs. Bats believes that equity grants align the interests of its NEOs with its stockholders, provide its NEOs with incentives linked to long-term performance and create an ownership culture. Bats' equity incentives have been granted in the form of non-statutory stock options and restricted stock. The vesting features of Bats' stock option and restricted stock grants support Bats' retention goals, as time-vesting provides an incentive to Bats' NEOs to remain in Bats' employ and grow the value of the company during the vesting period. In 2015, restricted stock awards were granted to the NEOs.

        Restricted stock and stock options granted to the NEOs under the Bats Global Markets, Inc. 2009 Stock Option Plan (the "2009 Plan") and the Bats Global Markets, Inc. 2012 Equity Incentive Plan (the "2012 Plan") vest in equal annual installments over four years. Under the 2009 Plan, all unvested stock options fully vest upon the earlier of a change of control event or April 14, 2017 (the first anniversary of the effectiveness of Bats' registration statement on Form S-1 covering Bats common stock (the "Form S-1")). Under the 2012 Plan, restricted stock and stock options are not subject to accelerated vesting upon termination of employment absent any change of control event. Restricted stock and stock options granted under the 2012 Plan and held by the NEOs are subject to accelerated vesting upon the death or disability of the NEO or upon termination of the NEO's employment by the company without cause within twelve (12) months following a change of control event, unless otherwise set forth in an individual employment agreement.

        In 2015, Bats did not establish criteria for granting equity awards to the NEOs, either with respect to timing or amount, in keeping with its historical practice. Rather, in determining the amount of restricted stock to be granted to the NEOs in 2015, Bats' board of directors took into account the following factors:

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  the value of such awards;

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  the NEO's level of current and potential job responsibility;

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  Bats' desire to retain the NEO over the long term;

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  the retention value of the NEO's existing equity awards;

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  the NEO's performance during the year, as described below under "—2015 Named Executive Officer Compensation Decisions;" and

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  the performance of the company during the year.

  Other Benefits

        Bats' NEOs are eligible to participate in the same benefit programs, perquisites and other fringe benefits that are broadly available to other senior executives in the country where they are employed, and under the same terms and conditions and at the same levels as other employees, subject to any limitations required by the benefit plans themselves such as compensation limits imposed by the IRS.

  Retirement Savings Opportunity

        All employees in the United States are eligible to participate in a 401(k) plan, which Bats refers to as the U.S. Retirement Plan. Under the U.S. Retirement Plan, Bats matches employee contributions dollar for dollar up to 5% of eligible compensation (not to exceed the IRS deferral contribution limit). Participants are 100% vested in all plan contributions. All employees of Bats Europe are eligible to participate in a stakeholder or self-invested personal pension arrangement, which Bats refers to as the Bats Europe Retirement Plans. Under the Bats Europe Retirement Plans, Bats matches contributions up to 5% of annual salary and plan participants are 100% vested in all plan contributions. The U.S. Retirement Plan and the Bats Europe Retirement Plans are defined contribution pension plans.

  Health and Welfare Benefits

        All full-time employees, including Bats' NEOs, may participate in Bats' health and welfare benefit programs including gym memberships. In addition, Bats provides, and pays the premiums for, life insurance, accidental death and dismemberment and long-term disability coverage.

  Perquisites

        As a general matter, Bats does not offer perquisites to any executive officer, including the NEOs, with an aggregate value in excess of $10,000 annually because its believes it can provide better incentives for desired performance with compensation in the forms described above. Bats recognizes that, from time to time, it may be appropriate to provide some perquisites or other benefits in order to attract, motivate and retain Bats' executive officers, and may do so in the future.

  2015 Named Executive Officer Compensation Decisions

        Consistent with the processes described above, the discretionary cash bonus component of the total 2015 compensation for Bats' NEOs (other than the CEO and Chairman of the Bats board) was subjectively determined by the CEO in consultation with the Bats Compensation Committee based on the achievement of individual initiatives as well as Bats' performance for the year to which they relate. In the case of the CEO, this compensation element was subjectively determined by the Bats Compensation Committees of the boards of directors of Bats' subsidiary registered securities exchange companies in consultation with the Bats Compensation Committee, and based on the achievement of individual initiatives as well as company performance for the year to which they relate. These payouts were not based on a specific formula or individual performance targets. The Bats Compensation Committee and the CEO considered each individual's performance and contributions to Bats' performance, as described below. In the case of the Chairman of the Bats board, this compensation element was subjectively determined by the Bats Compensation Committee based on the overall results of the company and the successful transition of the new CEO.

        Joe Ratterman served as Chairman of the Bats board from June 2007 until July 2012, as President from June 2007 until November 2014 and as Chief Executive Officer from June 2007 until March 2015. He currently serves as non-executive Chairman, which became effective March 2015. Mr. Ratterman's talents and leadership have been, and continue to be, critical to Bats' success. Under his leadership, Bats acquired Bats Europe in 2011, which when combined with Bats' existing European operations became the largest pan-European equities trading venue, and Direct Edge in 2014, which when combined with Bats' existing U.S. operations became the second largest U.S. listed cash equities trading venue. He developed a CEO succession plan in 2014 and oversaw its implementation in 2015. Mr. Ratterman's compensation reflects his 2015 role in these efforts. Mr. Ratterman's leadership was instrumental in enabling Bats' revenues less cost of revenues and Normalized EBITDA to increase from 2010 to 2014.

        Chris Concannon joined Bats in 2014 as President and became CEO in March 2015. He also serves as a director on the Bats' board. Mr. Concannon was the principal architect of the Bats Hotspot acquisition and helped guide Bats to record high revenues less costs of revenues, as well as Normalized EBITDA.

        Brian N. Schell joined Bats as Chief Financial Officer in March 2011. Mr. Schell is responsible for Bats' overall financial management and human resources and administrative support activities. He also oversees the marketing and communications activities, as well as other administrative functions, including Bats' office space lease negotiations. During 2015, Mr. Schell negotiated key aspects of the Bats Hotspot acquisition, as well as arranging the financing to complete the acquisition. He also led Bats' readiness to become compliant with the Sarbanes-Oxley Act of 2002 and directed the improved quality and timing of Bats' financial information and reporting.

        Mark Hemsley joined Bats in April 2008 as Chief Executive Officer and Chairman of Bats Europe. Mr. Hemsley played a critical role in the acquisition and subsequent integration of Bats Europe, which when combined with Bats' existing European operations became the largest pan-European market venue. As the Chief Executive Officer of Bats Europe since November 2011, Mr. Hemsley also maintained Bats Europe's ranking as the largest exchange operator in Europe by market share as well as introduced a number of new products, including BXTR, Europe's largest OTC trading reporting facility. He was also responsible for the acquisition of 25% of EuroCCP and a key contributor to the launch of the Bats Hotspot London matching engine.

        Chris Isaacson is a founding employee and served as Bats' Chief Operating Officer from June 2007 to February 2014 and has served as Global Chief Information Officer, from February 2014. As Global Chief Information Officer, he oversees all technology and market operations for Bats globally, including technology strategy, software engineering and quality, as well as IT infrastructure and security. During

2015, he led the flawless launch or migration of eight of Bats' ten markets with no material operational downtime. This included the Direct Edge equities exchanges to the Bats technology platform, migrating the U.S. equities and option exchanges to a new data center, the launch of a new U.S. options exchange, which included new matching engine technology, a new spot FX matching engine in London and migrating the existing spot FX platform in the United States to a new data center. Mr. Isaacson was also instrumental in achieving the cost synergy targets associated with the Chi-X Europe acquisition, Direct Edge acquisition and Bats Hotspot acquisition.

        Bryan Harkins was a founding employee of Direct Edge and served as its COO from 2011 until the Direct Edge acquisition. In February 2014 he joined Bats and was named Head of U.S. Markets, overseeing sales, product development, new listings and competitive strategy for Bats' U.S. equities and options exchanges. He also led the expansion of Bats' U.S. suite of market data and access services as well as Bats' push to be the number one ETP marketplace. In addition, he led the development and implementation of strategic pricing initiatives in Bats' U.S. Equities and U.S. Options segments, which resulted in record market share levels in each of those markets—21.7% in the U.S. Equities segment and 10.9% in the U.S. Options segment during the third quarter of 2015. These operating segments also reached record levels of profitability as a direct result of these pricing changes and market share gains. See "Bats Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional information.

        Each of these achievements and goals was taken into account when establishing each NEO's compensation (e.g., base salary and equity grants) in 2015.

  Allocation Between Current and Long-Term Compensation

        Historically, Bats has not adopted any policies with respect to current compensation versus long-term compensation, but believed that both elements are necessary for achieving its compensation objectives. Current compensation consists of base salary and quarterly and annual cash bonuses. Long-term compensation has been provided with grants of equity in the form of stock options and restricted stock. Base salary provides financial stability for each of Bats' NEOs and increases in base salary, as determined by Bats' CEO in consultation with the Bats Compensation Committee, provide a reward for short-term company and individual performance. Annual cash bonuses likewise provide a reward for short-term company and individual performance. Long-term equity compensation rewards achievement of strategic long-term objectives and contributes toward overall stockholder value.

  Allocation Between Cash and Non-Cash Compensation

        Historically, Bats has not adopted any policies with respect to cash versus non-cash compensation (or among different forms of non-cash compensation). Bats has determined that it is important to encourage or provide for a meaningful amount of equity ownership by its NEOs to help align their interests with those of stockholders, one of its compensation objectives. The allocation between cash and non-cash compensation has been based on a number of factors, including each NEO's performance objectives and Bats' retention objectives and may vary from year to year. In 2015, the allocation was 65% non-cash compensation for Mr. Concannon and ranged from 30% to 40% for the NEOs other than Mr. Concannon.

  Employment Agreements

        Through December 31, 2015, each of the NEOs in the United States was a party to an employment agreement, each of which was replaced by a new employment agreement effective January 1, 2016. The prior employment agreements, to the extent that they provide severance benefits, are described below under "Potential Payments Upon Termination or Change in Control."

        Each of the NEOs, except for Mr. Ratterman, is a party to an employment agreement effective January 1, 2016, which Bats refers to collectively as the Employment Agreements. The duration of each Employment Agreement is three (3) years, with automatic one year annual extensions, provided neither party gives the requisite advance notice to the other party. Notwithstanding the foregoing, the Employment Agreement and the corresponding employment relationship between Bats and its NEOs may be terminated at any time by either party with or without cause or advance notice.

        The Employment Agreements provide that during the employment period and for the twelve (12) months following termination of employment, the NEO will not engage in competitive activities or solicit Bats' employees, customers or customer prospects. Additionally, the Employment Agreements assign ownership of inventions and work product to Bats and requires the NEO to protect Bats' confidential information. The Employment Agreements also provide for certain severance benefits, as further described under the section "—Potential Payments Upon Termination or Change in Control."

  Severance and Change of Control Arrangements

        Bats' employees and executive officers may be eligible to receive certain severance benefits upon the involuntary termination of their employment without cause. Bats' NEOs, except for Mr. Ratterman, are generally entitled to certain contractual severance benefits as set forth in their respective Employment Agreements.

        Bats' United States-based employees are eligible for severance pay and benefits under an adopted severance policy once they have been employed for a period not less than one year. The terms of the severance pay and benefits are derived by the respective employee's years of service and include severance payments ranging from three to six months' base salary plus COBRA benefits during the applicable coverage period. Bats' United Kingdom-based employees are generally entitled to basic salary and contractual benefits during any Garden Leave Period (or payment in lieu thereof). Payment of severance is conditioned on the execution of a release of claims in favor of the company.

        Bats' employees and executive officers are eligible for certain accelerated vesting of their equity awards in connection with certain terminations of employment and a change of control event pursuant to the terms of the applicable equity plan. Such protections are provided to minimize uncertainty for Bats' executive officers and employees. Further terms of these agreements are described below under "—Potential Payments Upon Termination or Change in Control."

        Additional information on the severance policy and treatment of equity awards is provided below under the section "—Potential Payments Upon Termination or Change in Control."

  Stock Ownership Guidelines

        Historically, Bats' NEOs have not been subject to mandated stock ownership or stock retention guidelines. However, Bats believes it is important for its NEOs to be owners in the company to ensure the alignment of goals with the best interests of its stockholders. Bats has established guidelines of equity ownership for the CEO equivalent to five times his base salary and for Executive Vice Presidents equivalent to three times their respective base salaries. Each has a transition period of five years to achieve the guidelines. Until the guidelines are achieved, the CEO and the NEOs will not be permitted to reduce their respective equity ownership unless approved by the Bats Compensation Committee.

  Tax Deductibility of Executive Compensation

        Section 280G of the Code, as amended to the date hereof, or the Code, provides that executive officers, certain stockholders and certain other service providers could be subject to significant additional taxes if they receive payments or benefits in connection with a change in control of Bats that exceed certain limits. Section 409A of the Code also imposes additional significant taxes on the individual for deferred compensation that does not meet the requirements of Section 409A. Bats does not provide any NEO with a gross-up or other reimbursement for tax amounts the executive officer might pay pursuant to Section 280G or Section 409A of the Code.

        Section 162(m) of the Code imposes a $1.0 million cap on federal income tax deduction for compensation paid to Bats' CEO and to certain other highly compensated officers during any fiscal year unless the compensation is "qualified performance-based compensation" under Section 162(m). Under a special Section 162(m) exception, subject to certain conditions, compensation paid pursuant to a compensation plan in existence before the effective date of Bats' IPO will not be subject to the $1.0 million limitation until the earliest of: (i) the expiration of the compensation plan, (ii) a material modification of the compensation plan (as determined under Section 162(m)), (iii) the issuance of all the employer stock and other compensation allocated under the compensation plan, or (iv) the first meeting of stockholders at which directors are elected after the close of the third calendar year following 2016.

        While Bats cannot predict how this deductibility limit may impact its compensation program in future years, it intends to maintain an approach to executive compensation that strongly links pay to performance. Although deductibility of compensation is preferred, tax deductibility is not a primary objective of Bats' compensation programs. Bats believes that achieving its compensation objectives set forth above is more important than the benefit of tax deductibility, and it reserves the right to maintain flexibility in how it compensates its NEOs, which may result in limited deductibility of amounts of compensation from time to time.

  Subsequent Events

  2016 Equity Awards

        Following the completion of the 2015 fiscal year, the Compensation Committee granted 2016 annual equity awards under the 2012 Plan to each of Bats' NEOs (other than Mr. Concannon) in the form of restricted shares of Bats common stock, as follows: Mr. Schell (93,120); Mr. Hemsley (72,750); Mr. Isaacson (101,850); and Mr. Harkins (101,850). Consistent with previous awards granted to Bats' NEOs under the 2012 Plan, the 2016 annual equity awards are scheduled to vest ratably on each of the first four anniversaries of the date of grant.

        For a discussion of the treatment of the equity awards held by Bats' NEOs in connection with the merger, see the section entitled "—Interests of Directors and Executive Officers in the Merger—Bats Directors and Executive Officers—Treatment of Bats Equity Awards" in this joint proxy statement/prospectus.

  Summary Compensation

        The following table sets forth information concerning the annual and long-term compensation for services to Bats earned by the Bats NEOs in 2015.

2015 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus(1) ($)	Restricted Stock Awards(2) ($)	Non-Equity Incentive Plan Compensation(3) ($)		All Other Compensation(4) ($)	Total ($)
Chris Concannon President and Chief Executive Officer(5)	2015	$1,200,000	$—	$2,639,965	$225,600		$14,299	$4,079,864
Joe Ratterman Former President and Chief Executive Officer, current Chairman(5)	2015	900,000	1,500,000	299,969	169,200		14,509	2,883,678
Brian N. Schell Executive Vice President; Chief Financial Officer; Treasurer	2015	454,167	264,750	335,243	85,650		14,551	1,154,361
Mark Hemsley Executive Vice President, Chief Executive Officer of Bats Europe(6)	2015	716,254	343,868	817,232	120,784		13,508	2,011,646
Chris Isaacson Executive Vice President; Global Chief Information Officer	2015	500,000	337,500	337,494	119,000	(6)(7)	27,006	1,321,000
Bryan Harkins Executive Vice President, Head of U.S. Markets	2015	454,167	198,000	476,983	78,750		15,257	1,223,157

(1)
Amounts represent discretionary cash bonus amount payable to each of the NEOs, as further described in "Information About Bats—Compensation Discussion and Analysis—Elements of Bats' Executive Compensation Program—Cash Bonuses."

(2)
Compensation for restricted stock is computed in accordance with the provisions of Financial FASB Accounting Standards Codification Topic 718, Compensation—Stock Compensation. Amounts represent the grand date fair value as described further in "Bats Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Stock-Based Compensation."

(3)
Amounts represent non-equity incentive plan compensation paid in accordance with the Milestone Bonus Plan, as further described in "Information About Bats—Compensation Discussion and Analysis—Elements of Bats' Executive Compensation Program—Cash Bonuses."

(4)
Amounts included in the "All Other Compensation" column for 2015 are as follows:

Name	Retirement Plan Match(8) ($)	Life Insurance Premiums ($)	Gym Membership ($)	Payout for Earned Vacation ($)(9)	Gifts/Awards ($)	Total ($)
Chris Concannon	$13,250	$945	$—	$—	$104	$14,299
Joe Ratterman	13,250	1,155	—	—	104	14,509
Brian N. Schell	13,250	1,197	—	—	104	14,551
Mark Hemsley(6)	6,962	5,658	888	—	—	13,508
Chris Isaacson	13,250	756	—	12,896	104	27,006
Bryan Harkins	13,250	1,103	800	—	104	15,257

The aggregate amount of perquisites and other personal benefits did not exceed $10,000 for any of the NEOs.

(5)
In March 2015, Bats appointed Chris Concannon as Bats' President and Chief Executive Officer. Mr. Ratterman remained an employee through December 31, 2015 following his resignation as Chief Executive Officer in March 2015.

  Mr. Ratterman's salary and bonus reflect his role as Chief Executive Officer through March 2015 and as an employee assisting with Mr. Concannon's transition during the remainder of 2015.

(6)
Mr. Hemsley receives his cash compensation in British pounds. The amounts reported above for 2015 were converted to U.S. dollars using a rate of £1.00 to $1.480, which was the exchange rate as of December 31, 2015.

(7)
Amount includes a $25,000 spot bonus based on individual performance.

(8)
Amounts represent Bats' matching contributions under Bats' U.S. Retirement Plan and Bats Europe Retirement Plans, which are defined contribution pension plans, as further described in "Information About Bats—Compensation Discussion and Analysis—Elements of Bats' Executive Compensation Program—Retirement Savings Opportunity."

(9)
Bats' paid time off policy allows associates to carry-over five days of paid time off from one year to the next. Any unused days exceeding the five carry-over days were paid to associates at 50% of their base salary.

  Grants of Plan-Based Awards

        The following table sets forth information concerning grants of plan-based awards made to the executive officers named in the Summary Compensation Table during Bats' fiscal year ended December 31, 2015. The awards set forth in the table below do not reflect the reclassification and 1-for-2.91 stock split described in the Form S-1.

2015 Grants of Plan-Based Awards

			Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units(#)(3)	Grant Date Fair Value of Stock and Option Awards
Name	Grant Date	Date of Board Action	Threshold(1) ($)	Target(2) ($)	Maximum(1) ($)
Chris Concannon	12/1/2015	11/11/2015	N/A	$180,000	N/A	57,478	$2,639,965
Joe Ratterman	12/1/2015	11/11/2015	N/A	135,000	N/A	6,531	299,969
Brian N. Schell	12/1/2015	11/11/2015	N/A	68,125	N/A	7,299	335,243
Mark Hemsley(3)	12/1/2015	11/11/2015	N/A	107,438	N/A	17,793	817,232
Chris Isaacson	12/1/2015	11/11/2015	N/A	75,000	N/A	7,348	337,494
Bryan Harkins	12/1/2015	11/11/2015	N/A	68,125	N/A	10,385	476,983

(1)
Payouts under the Milestone Bonus Plan are not subject to threshold performance or maximum limits.

(2)
Amounts represent target payouts under the Milestone Bonus Plan, as further described in "Information About Bats—Compensation Discussion and Analysis—Elements of Bats' Executive Compensation Program—Cash Bonuses."

(3)
These restricted stock grants vest in equal installments over four years from the grant date.

(4)
Mr. Hemsley receives his cash compensation in British pounds. The amounts reported above were converted to U.S. dollars using a rate of £1.00 to $1.480, which was the exchange rate as of December 31, 2015.

  Outstanding Equity Awards at Fiscal Year End

        The following table sets forth information concerning unexercised options, stock that has not vested and equity incentive plan awards for the executive officers named in the Summary Compensation Table as of the end of Bats' fiscal year ended December 31, 2015. The outstanding awards set forth in the table below do not reflect the reclassification and 1-for-2.91 stock split described in the Form S-1.

Outstanding Equity Awards at 2015 Fiscal Year-End

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Option Exercise Price ($)	Option Expiration Date	Number of shares that have not vested	Market value of shares that have not vested
Chris Concannon	54,884	164,654	$36.44	11/28/2024	98,641	$4,530,581
Joe Ratterman	—	—	N/A	N/A	6,531	299,969
Brian N. Schell	—	—	N/A	N/A	23,782	1,092,307
Mark Hemsley	10,837	—	28.63	1/30/2020	48,250	2,216,123
Chris Isaacson	10,837	—	16.38	4/29/2019	15,626	717,702
	43,349	—	28.63	1/30/2020	N/A	N/A
Bryan Harkins	—	—	N/A	N/A	25,687	1,179,804

(1)
All stock options and restricted stock issued vest in equal annual installments over four years. Under the 2009 Plan, all unvested stock options fully vest upon the earlier of a change of control event or April 14, 2017 (the first anniversary of the effectiveness of the Form S-1). Under the 2012 Plan, restricted stock and stock options are not subject to accelerated vesting upon termination of employment absent any change of control event. Restricted stock and stock options granted under the 2012 Plan and held by the NEOs are subject to accelerated vesting upon the death or disability of the NEO or upon termination of the NEO's employment by the company without cause within twelve (12) months following a change of control event, unless otherwise set forth in an individual employment agreement.

        None of Bats' NEOs held stock awards (other than stock options and restricted stock) during the fiscal year ended December 31, 2015.

  Option Exercises

        There were no options exercised by any NEO during the fiscal year ended December 31, 2015.

  Pension Plans

        Other than Bats' U.S. Retirement Plan and the Bats Europe Retirement Plans, which are defined contribution plans, Bats does not have any plan that provides for payments or other benefits at, following, or in connection with, retirement.

  Nonqualified Deferred Compensation Table

        Bats does not have any plan that provides for the deferral of compensation on a basis that is not tax qualified.

  Potential Payments Upon Termination or Change in Control

        As of December 31, 2015, none of the NEOs, except for Mr. Harkins and Mr. Hemsley, was covered by an employment agreement that addresses payment upon a termination or change in control.

        Under Mr. Harkins' employment agreement, upon a termination of Mr. Harkins' employment by Bats involuntarily without cause or by Mr. Harkins for good reason, he is entitled to: (i) 100% of his annual base salary, (ii) an amount equal to 100% of his average annual incentive (as defined in his employment agreement), (iii) the cost of COBRA premiums payable over twelve (12) months, and (iv) his pro rata bonus as of the date of termination. Mr. Harkins is also entitled to certain severance compensation and benefits upon a change in control. Under his employment agreement, if, within the eighteen (18) month period occurring immediately after a change in control, Mr. Harkins is involuntarily terminated by Bats without cause or Mr. Harkins voluntarily terminates his employment for good reason, he is entitled to: (i) 150% of his annual base salary, (ii) an amount equal to 150% of his target bonus, (iii) the cost of twelve (12) months of COBRA premiums payable in a lump sum and (iv) his pro rata bonus as of the date of termination.

        Under Mr. Hemsley's Service Agreement, a U.K. governed document, other than termination due to ill health or injury or events where an immediate termination is permitted under the agreement, Bats must provide him with 90 days' written notice of termination of employment. In the event he is unable to work due to ill health or injury for an aggregate period of 130 working days in a 12-month period, his employment may be terminated with notice of the statutory minimum plus one week. During the period following provision of notice of termination, the Garden Leave Period, Mr. Hemsley is entitled to his basic salary and contractual benefits. In Bats' discretion, it may pay Mr. Hemsley basic salary and other contractual benefits in lieu of all or part of any notice period.

        Effective as of January 1, 2016, each of the NEOs, except for Mr. Ratterman, is party to an Employment Agreement providing for severance and other termination benefits. Upon a termination of an NEO's employment by Bats involuntarily without cause (in the case of Mr. Hemsley, following Bats' provision of 90 days' written notice) or by the NEO for good reason, he is entitled to: (i) 100% of his annual base salary, (ii) an amount equal to 100% of his target bonus, (iii) the cost of COBRA premiums (or, in case of Mr. Hemsley, reimbursement for insurance premiums) payable over twelve (12) months, and (iv) his pro rata bonus as of the date of termination based on actual performance. Upon a voluntary termination of an NEO's employment without "Good Reason," he is entitled to 100% of his annual base salary during such time that the company elects to enforce the NEO's covenant not to compete. For a fuller description of this and other restrictive covenants see "—Employment Agreements" above. Each of the NEOs is entitled to certain severance compensation and benefits upon a change in control. The Employment Agreements provide that if, within the twenty-four (24) month period occurring immediately after a change in control, an NEO is involuntarily terminated by Bats without cause or the NEO voluntarily terminates his employment for good reason, he is entitled to: (i) 200% of his annual base salary, (ii) an amount equal to 200% of his (A) target annual bonus and (B) 15% of his annual base salary (as an approximate milestone bonus payment), (iii) the cost of twelve (12) months of COBRA premiums (on, in the case of Mr. Hemsley, reimbursement for insurance premiums) payable in a lump sum, (iv) his pro rata bonus as of the date of termination based on target performance, and (v) the accelerated vesting of all outstanding equity awards held by the NEO.

        If an NEO retires, dies or becomes disabled, or an NEO's employment is terminated for cause, the NEO will not receive any cash severance benefits (except for the payment of the NEO's pro rata bonus based on actual performance as of the date of termination due to the NEO's death or disability). The NEOs may choose to continue medical and dental benefits through COBRA or their respective insurance at their own cost.

        Pursuant to the terms of the Milestone Bonus Plan, employees who terminate employment with Bats for any reason are entitled to receive payment for milestone points earned during their period of employment for which no payment had been made prior to termination.

        Under the 2009 Plan, all unvested stock options fully vest upon a change of control event. Under the 2012 Plan, restricted stock and stock options are not subject to accelerated vesting upon termination of employment absent any change of control event. Restricted stock and stock options granted under the 2012 Plan and held by the NEOs are subject to accelerated vesting upon the death or disability of the NEO or upon termination of the NEO's employment by the company without cause within twelve (12) months following a change of control event, unless otherwise set forth in an individual employment agreement.

  Quantification of Payments

        The table below reflects the amount of compensation payable to Bats' NEOs as of December 31, 2015 in the event of a termination of employment on the terms described in the footnotes. Bats has assumed that all expenses for which the NEO might be entitled to reimbursement have already been paid as of December 31, 2015, and that no mitigating circumstances exist that would allow it to decrease the payments. Amounts that have been paid or are payable in all events, such as the amounts earned with respect to fiscal year 2015 under the Milestone Bonus Plan and disclosed in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table above, are not included. For information on the amount of compensation payable to Bats' NEOs in connection with the proposed merger, see the section entitled "The Merger—Interests of Directors and Executive Officers in the Merger—Bats Directors and Executive Officers" of this joint proxy statement/prospectus.

Name	Base Salary	Annual Bonus	Annual Incentive(1)	Contractual Benefits	Total
Chris Concannon	—	—	—	—	—
Joe Ratterman	—	—	—	—	—
Brian N. Schell	—	—	—	—	—
Mark Hemsley(2)	$176,610	—	—	$4,513	$181,123
Chris Isaacson	—	—	—	—	—
Bryan Harkins(3)	500,000	$500,000	$450,000	—	1,450,000

(1)
The Annual Incentive is defined as the average of the annual bonus for the past three years.

(2)
Amounts represent the value of base salary and contractual benefits payable to Mr. Hemsley during a 90 day Garden Leave Period. Mr. Hemsley receives his cash compensation in British pounds. The amount reported above was converted to U.S. dollars using a rate of £1.00 to $1.480, which was the exchange rate as of December 31, 2015.

(3)
Amounts represent the value of base salary, annual bonus and annual incentive payable upon a termination of Mr. Harkins' employment by Bats involuntarily without cause or by Mr. Harkins for good reason.

        The table below reflects the amount of compensation payable to Bats' NEOs as of December 31, 2015 in the event of a change of control. Bats has assumed that all expenses for which the NEO might be entitled to reimbursement have already been paid as of December 31, 2015, and that no mitigating circumstances exist that would allow it to decrease the payments. Amounts that have been paid or are payable in all events, such as the amounts earned with respect to fiscal year 2015 under the Milestone

Bonus Plan and disclosed in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table above, are not included.

Name	Base Salary	Unvested Equity Compensation(1)	Annual Bonus	Total
Chris Concannon	—	$671,872	—	$671,872
Joe Ratterman	—	—	—	—
Brian N. Schell	—	—	—	—
Mark Hemsley	—	—	—	—
Chris Isaacson	—	—	—	—
Bryan Harkins	—	—	—	—

(1)
These amounts are composed of the value associated with the acceleration of unvested stock options and restricted stock. Amounts represent the fair market value of the underlying common stock on December 31, 2015 less the strike price times the number of shares accelerated.

        The table below reflects the amount of compensation payable to Bats' NEOs as of December 31, 2015 in the event of a termination in connection with change of control. Bats has assumed that all expenses for which the NEO might be entitled to reimbursement have already been repaid as of December 31, 2015, and that no mitigating circumstances exist that would allow it to decrease the payments. Amounts that have been paid or are payable in all events, such as the amounts earned with respect to fiscal year 2015 under the Milestone Bonus Plan and disclosed in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table above, are not included.

Name	Base Salary		Unvested Equity Compensation(1)	Annual Bonus	Total
Chris Concannon	—		$6,093,147	—	$6,093,147
Joe Ratterman	—		299,969	—	299,969
Brian N. Schell	—		1,092,307	—	1,092,307
Mark Hemsley	—		2,216,123	—	2,216,123
Chris Isaacson	—		717,702	—	717,702
Bryan Harkins	$750,000	(2)	1,179,804	$500,000	2,429,804

(1)
These amounts are composed of the value associated with the acceleration of unvested stock options and restricted stock. Amounts represent the fair market value of the underlying common stock on December 31, 2015 less the strike price times the number of shares accelerated.

(2)
Amount is defined in the employment agreement as one and a half times current base salary.

Director Compensation

        None of Bats' employee directors receives compensation for their board service. Effective January 1, 2016, Bats has adopted the Bats Global Markets, Inc. Non-Employee Directors Compensation Policy, which it refers to as the Directors Compensation Policy, which establishes compensation to be paid to each of Bats' non-employee directors. Bats' board of directors may amend, revise, suspend, discontinue or terminate the Director Compensation Policy at any time.

        Under the Director Compensation Policy, all non-employee directors will receive the following annual retainers:

Board Service	Retainer (Annualized) ($)
Board Retainer	180,000
Chairman Retainer (inclusive of Board Retainer)	360,000
Audit Committee Chair Fee	40,000
Audit Committee Member Fee	20,000
Compensation Committee Chair Fee	20,000
Compensation Committee Member Fee	10,000
Nominating and Corporate Governance Committee Chair Fee	15,000
Nominating and Corporate Governance Committee Member Fee	7,500

        The retainers are payable in the form of a combination of cash and restricted stock, ranging from 50% to 100% restricted stock, at the non-employee director's election. The cash component of retainers and committee fees are payable quarterly in arrears, and the restricted stock component of retainer and committee fees is scheduled to be granted on the date of Bats' annual general meeting of stockholders. The number of shares underlying such grants of restricted stock will be determined by dividing the portion of the annual retainer that the non-employee director elects to take in the form of restricted stock by the fair market value of a share of Bats' common stock on the grant date. The restricted stock will vest 100% on the first anniversary of the grant date, subject to the terms and conditions of the Bats Global Markets, Inc. 2016 Non-Employee Directors Compensation Plan (the "Directors Compensation Plan"). If any non-employee director fails to make such an election prior to the initial cash payment date of each year, such non-employee director will receive 50% of his or her retainer in the form of restricted stock, with all remaining compensation payable in cash.

        The committee fees are payable in the form of a combination of cash and restricted stock, ranging from 0% to 100% restricted stock, at the non-employee director's election. The number of shares underlying such grants of restricted stock will be determined by dividing the portion of the committee fees that the non-employee director elects to take in the form of restricted stock by the fair market value of a share of Bats' common stock on the grant date. The restricted stock will vest 100% on the first anniversary of the grant date, subject to the terms and conditions of the Directors Compensation Plan.

        Restricted stock awards granted to Bats' non-employee directors under the Directors Compensation Plan will fully vest in the event of a change of control of Bats. For information on the treatment of restricted stock awards held by Bats' non-employee directors in connection with the proposed merger, see the section entitled "The Merger—Interests of Directors and Executive Officers in the Merger—Bats Directors and Executive Officers" of this joint proxy statement/prospectus.

        Any non-employee director who commences service on Bats' board of directors on a date other than the date of Bats' annual general meeting of stockholders will receive retainers and committee fees pro-rated as of such start date and payable only in cash.

        If any non-employee director ceases to be a member of Bats' board of directors before the expiration of his or her term, all unvested restricted stock will be forfeited and he or she will be paid a pro-rata portion of his or her retainer and committee fees.

  Subsequent Events

  2016 Equity Awards

        Each of Bats' non-employee directors was granted an award of 3,529 restricted shares of Bats common stock (or, in the case of Mr. Ratterman, 7,058 restricted shares) under the Directors

Compensation Plan in May 2016 for their service on the Bats board. These awards will fully vest on the first anniversary of the date of grant.

        For a discussion of the treatment of the equity awards held by Bats' non-employee directors in connection with the merger, see the section entitled "Interests of Directors and Executive Officers in the Merger—Bats Directors and Executive Officers—Treatment of Bats Equity Awards" in this joint proxy statement/prospectus.

Risk Analysis of Compensation Program

        Bats does not believe that its compensation programs encourage excessive or unnecessary risk taking. Bats' base salaries are fixed in amount; therefore it does not view them as encouraging risk taking. All employees are eligible to participate in the Milestone Bonus Plan. Quarterly cash bonuses are awarded under the Milestone Bonus Plan and represent a small portion of each employee's total compensation. These awards are tied to both company and department performance. Bats believes its Milestone Bonus Plan is designed to focus on achieving meaningful milestones that help Bats grow and appropriately balance risk with goals that promote the overall success of Bats' company. Each NEO is also eligible for an annual discretionary bonus that is tied to his or her short-term and long-term performance and achievements. Because the bonuses are designed to focus eligible employees on Bats' corporate success, Bats believes the bonus programs do not encourage excessive or unnecessary risk taking.

        Bats also at times provides equity awards, subject to multi-year vesting schedules, that help further align the interests of its employees with the interests of its stockholders.

        The Bats Compensation Committee, which is composed entirely of independent directors, reviews Bats' compensation plans and policies periodically to ensure proper alignment with overall company goals and objectives. The Bats Compensation Committee also reviews the risks arising from Bats' compensation policies and practices and assesses whether any such risks are reasonably likely to have a material adverse effect on us. The Bats Compensation Committee has concluded that Bats' compensation programs do not encourage excessive or unnecessary risk taking.

Compensation Committee Interlocks and Insider Participation

        Each member of the Bats Compensation Committee is an independent, non-management director, no member of the Bats' Compensation Committee has ever been an officer or employee of Bats or any of its subsidiaries and no member of Bats' Compensation Committee had any relationship requiring disclosure under Item 404 of Regulation S-K. None of Bats' executive officers has served as a member of any board of directors or compensation committee of any other company for which any of Bats' directors served as an executive officer at any time since January 1, 2015.

Certain Relationships and Related Transactions

        Certain of Bats' principal investors are the beneficial owners of more than 5% of its capital stock, and certain affiliates of these principal investors are also Bats' customers.

Trading Activity

        As a result of equity trading activity by these parties, Bats receives transaction fees related to trades that removed liquidity from BZX and EDGX or added liquidity to BYX and EDGA and for routing fees. Since November 2008, these fees have been assessed by BZX and BYX, and since March 2009, these fees have been assessed by EDGA and EDGX, pursuant to standardized fee schedules that are published and effective upon filing with the SEC under Section 19 of the Exchange Act and Rule 19b-4 thereunder. In addition, Bats passes along Section 31 fees, which are calculated based on a rate set by the SEC, to BZX, BYX, EDGA and EDGX customers, and recognizes an equivalent amount as regulatory transaction fee revenue. Finally, Bats' receives other fees from its BZX, BYX, EDGA and EDGX customers, including port fees for access to its platform and market data products revenues.

        Bats also pays, as a result of such equity trading activity, liquidity payments for trades that added liquidity to BZX and EDGX or removed liquidity from BYX and EDGA and routing and clearing payments for routing to other markets and clearing services. Since November 2008, these payments have been made by BZX and BYX, and since March 2009, these fees have been made by EDGA and EDGX, pursuant to standardized fee schedules that are published and effective upon filing with the SEC under Section 19 of the Exchange Act and Rule 19b-4 thereunder.

        Bats receives transaction fees and pays liquidity payments related to trading in Europe. BTL charges transaction fees and pays liquidity payments based on a published fee schedule. Bats also receives other fees in Europe from its customers, including port fees and market data products.

        As a result of FX activities by these related parties, Bats receives transaction fees related to trades that execute on the Hotspot foreign currency market.

        The transaction fees and regulatory transaction fees that Bats received from related parties and the liquidity payments and routing and clearing payments that Bats made to related parties are summarized in the charts below. These numbers include fees from and payments to entities that have merged with or were acquired by affiliates of Bats' principal investors. These numbers also include Direct Edge and Hotspot activity from the date of their respective acquisitions, January 31, 2014 and March 13, 2015, respectively. Such fees and payments have at all times been on terms no more favorable than those given to customers who are not related parties.

	Year Ended December 31,
Fees Received from Related Parties	2015	2014	2013
	(in millions)
Transaction fees	$582.4	$436.4	$222.3
As a percentage of total transaction fees	45.1%	43.2%	36.3%
Regulatory transaction fees	$129.8	$158.5	$63.4
As a percentage of total regulatory transaction fees	47.1%	58.3%	49.8%

	Year Ended December 31,
Payments to Related Parties	2015	2014	2013
	(in millions)
Liquidity payments	$558.5	$427.9	$241.0
As a percentage of total liquidity payments	52.2%	51.5%	50.8%
Routing and clearing	$43.6	$25.8	$30.3
As a percentage of total routing and clearing	91.9%	54.5%	71.1%

        Bats also maintains brokerage accounts with affiliates of certain of its principal investors, including BofA Merrill Lynch, J.P. Morgan, Morgan Stanley and Wedbush Securities. As of the years ended December 31, 2015 and 2014, approximately $51.3 million and $101.5 million, respectively, in cash and cash equivalents and financial instruments were held in such accounts.

Procedures for Related Person Transactions

        In conjunction with the IPO, the Bats board adopted a written related person transaction policy. The policy was not in effect when Bats entered into the transactions discussed above. Under the policy, an independent committee of the Bats board, which initially is the Nominating and Corporate Governance Committee, must approve or ratify any transaction involving Bats in which any of its executive officers, directors, director nominees, beneficial owners of more than 5% of its voting securities or the immediate family members of such persons has a direct or indirect material interest. Bats refers to such persons as related persons and to such transactions as related person transactions. In addition, each director, director nominee and executive officer must promptly report any transactions involving Bats and a related person to Bats' corporate secretary, as provided in the policy.

        The corporate secretary will present any new related person transactions and proposed transactions involving related persons to the Nominating and Corporate Governance Committee, which will determine whether the related person involved has a direct or indirect material interest in the transaction. If the Nominating and Corporate Governance Committee determines that a transaction is a related person transaction, it will review the transaction, considering all of the relevant facts and circumstances, including the commercial reasonableness of the terms, the benefit and perceived benefit, or lack thereof, to Bats, opportunity costs of alternate transactions, the materiality and character of the related person's direct or indirect interest and the actual or apparent conflict of interest of the related person. In addition, the Nominating and Corporate Governance Committee will periodically review previously approved related person transactions. The Nominating and Corporate Governance Committee will not approve or ratify a related person transaction unless it has determined that, upon consideration of all relevant information, the transaction is in, or not inconsistent with, the best interest of Bats and its stockholders.

        There are certain types of transactions, set forth below, that will not be deemed to create or involve a material interest on the part of the related person and will not be reviewed or require approval or ratification under the policy:

  •
  transactions involving the purchase or sale of products or services in the ordinary course of business, not exceeding $120,000;

  •
  transactions involving the purchase or sale of products or services in the ordinary course of business involving a related person who is a related person by virtue of its ownership of Bats' common stock;

  •
  transactions in which the related person's interest derives solely from his or her service as a director of another corporation or organization that is a party to the transaction;

  •
  transactions in which the related person's interest derives solely from his or her ownership of less than 10% of the equity interest in another person (other than a general partnership interest) which is a party to the transaction;

  •
  transactions in which the related person's interest derives solely from his or her ownership of a class of Bats' equity securities and all holders of that class of equity securities received the same benefit on a pro rata basis;

  •
  compensation arrangements of any executive officer, other than an individual who is an immediate family member of a related person, if such arrangements have been approved by the Bats Compensation Committee;

  •
  director compensation arrangements, if such arrangements have been approved by the Bats board; or

  •
  indemnity payments made to directors and executive officers in accordance with the Bats charter, bylaws and applicable laws.

 BATS MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        Please read the following discussion in conjunction with Bats' audited consolidated financial statements and related notes and Bats' unaudited condensed consolidated financial statements and related notes included elsewhere in this joint proxy statement/prospectus. This Bats Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. The matters discussed in these forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those projected or implied in the forward-looking statements. See "Risk Factors" and "Cautionary Statement Concerning Forward-Looking Statements" for a discussion of the risks, uncertainties and other factors that could cause actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, forward-looking statements.

        For purposes of the discussion contained in this section of this joint proxy statement/prospectus entitled "Bats Management's Discussion and Analysis of Financial Condition and Results of Operations," references to Bats means Bats and its consolidated subsidiaries, unless the context otherwise requires, and references to "market share," "share of the market" or "share of trading" means:

          (i)  the U.S. equity market or specific securities in such market, such as NASDAQ- or NYSE-listed securities, during any period, means the number of shares of such U.S. listed cash equity securities and ETPs that were matched on BZX, BYX, EDGX and EDGA during such period divided by the total number of shares of such U.S. listed cash equity securities and ETPs that all national securities exchanges and the FINRA Trade Reporting Facilities reported as having been matched during such period;

         (ii)  the U.S. equity options market during any period, means the number of U.S. listed equity option contracts that were matched on BZX and EDGX during such period divided by the total number of U.S. listed equity option contracts that all national securities exchanges reported as having been matched during such period; or

        (iii)  European trading in the securities traded on Bats Europe for any period, means the total notional value of shares of European listed cash equity securities and ETPs that were matched on Bats Europe, respectively, during such period divided by the total notional value of all trades in the securities and ETPs available for trading on Bats Europe, respectively, during both continuous trading or an auction phase that the major European national securities exchanges and major MTFs reported as having been matched during such period. The total notional value of all such trades does not include the notional value of OTC trades. The total notional value of all trades in the securities and ETPs available for trading on Bats Europe in the denominator of the calculation above will be affected to the extent that additional securities and ETPs are made available for trading on Bats Europe, respectively, during such period or by the inclusion of market data from additional European national securities exchanges or MTFs. Due to the lack of a consolidated European reporting tape, Bats Europe's share of European trading is based on public data provided by third-party sources and represents Bats' best estimate of market share.

Overview

        Bats is a leading global operator of securities exchanges and other electronic markets enabled by world-class technology. Bats provides trade execution, market data, trade reporting, connectivity and risk management solutions to brokers, market makers, asset managers and other market participants, ultimately benefiting retail and institutional investors across multiple asset classes. Bats' principal objective is to improve markets by maximizing efficiency and mitigating trade execution risk for market participants. Its asset class focus currently comprises listed cash equity securities in the United States and Europe, listed equity options in the United States and institutional spot FX globally, as well as ETPs, including ETFs, in the United States and Europe. For the nine months ended September 30, 2016, trade execution comprised 44.2% of Bats' revenues less cost of revenues, and non-transaction revenues comprised 55.8% of its revenues less cost of revenues.

        Bats is the second largest exchange operator in U.S. listed cash equity securities trading by market share, the largest exchange operator of ETFs and other ETPs by market share, and the largest European exchange operator as measured by notional value traded as of September 30, 2016. In addition, for each of the nine consecutive months ended September 30, 2016, excluding the Chinese exchanges, Bats was the largest equities market operator globally as measured by notional value traded. Moreover, during 2015, Bats operated the fastest growing market in the United States for exchange traded options as measured by market share.

        Bats improves markets by maximizing efficiency and mitigating trade execution risk, in part by offering low-cost, market-leading pricing and low-latency trade execution enabled by resilient and robust proprietary technology. For example, during the nine months ended September 30, 2016, Bats' net capture, including auctions, in the U.S. equities market was approximately 44% of the rate reported by NASDAQ OMX Group's U.S. equities operations and Intercontinental Exchange, Inc.'s NYSE operations, while Bats' net capture, including auctions, in the European listed equity securities market was approximately 23% of the rate reported by the London Stock Exchange's European equities operations. During the nine months ended September 30, 2016, Bats' net capture in the U.S. listed equity options market was 16% to 42% of the rate reported by CBOE, NYSE Arca, NYSE MKT, NASDAQ Options Market and NASDAQ PHLX. Bats offers the same low-cost, market-leading pricing for its market data products. During the nine months ended September 30, 2016, Bats' pricing for market data for the U.S. equities market was a combined $12,500 per month for data from BZX, BYX, EDGX and EDGA. This is approximately 8% of the prices reported by NYSE and NASDAQ operations to receive data for all of their respective markets during the same period. Bats' market data pricing in Europe was €59.50 per month for pan-European data during the nine months ended September 30, 2016. This is approximately 11% of the cost of receiving data from the other exchanges across Europe during the same period. Participants can also purchase Bats' spot FX market data for $5,000 per month. This is approximately 8% of the price currently charged by the EBS Market platform.

        Bats develops, owns and operates the Bats trading platforms, which deploy its proprietary technology designed to offer some of the fastest and most reliable trading systems available.

        For the nine months ended September 30, 2016, Bats had a 20.8% share of the overall U.S. equity market, a 25.1% share of the trading of ETPs and a 11.0% share of the U.S. equity options market. In Europe, for the nine months ended September 30, 2016, Bats had a 23.2% share of European trading in the securities available for trading on Bats Europe. In addition, Bats had $27.0 billion ADNV in its Global FX segment for the nine months ended September 30, 2016 and a 11.9% share of the publicly reported institutional spot FX market for the same period. For the nine months ended September 30, 2016, Bats derived 77.9% of its total revenues from the trading of U.S. listed cash equities securities, 14.1% of its total revenues from the trading of U.S. listed equity options, 5.8% of its total revenues from the trading of European listed cash equities securities and 2.2% of its total revenues from trading globally of institutional spot FX.

        Bats' revenue is primarily tied to the volume of securities traded on its markets and its market share of trading in the overall U.S. and European equity markets, the U.S. equity options market and the global FX market. Trading volume on its markets can be influenced by a number of factors, including overall market volatility. Bats' revenue increased from $926.6 million in 2011 to $1,778.7 million in 2015. This revenue growth is attributable to Bats' increased market share and increased overall market volume, the introduction of new products and services, and strategic acquisitions of Chi-X Europe, Direct Edge and Bats Hotspot.

        Bats' revenue consists primarily of transaction fees, regulatory fees, market data fees and connectivity fees. On a consolidated basis, Bats' revenues less cost of revenues were $330.5 million for the nine months ended September 30, 2016, which represents a 15.6% increase from the $285.8 million generated for the nine months ended September 30, 2015. Non-transaction revenues were 55.8% of revenues less cost of revenues for the nine months ended September 30, 2016. Adjusting for growth through acquisitions, Bats' organic growth rate of revenues less cost of revenue for the nine months ended September 30, 2015 compared to 2015 was 12.9%. For the nine months ended September 30, 2016, Bats' net income was $76.5 million, compared to $60.5 million for the nine months ended September 30, 2015. For the nine months ended September 30, 2016, Bats' Normalized EBITDA margin was 65.8%, compared to 60.4% for the nine months ended September 30, 2015.

History

        Bats was formed in 2005 as an alternative to the NYSE and NASDAQ in response to increased consolidation among U.S. listed cash equity market centers. In January 2006, Bats launched its ECN, a type of ATS, which initially focused on the trading of NASDAQ-listed securities and in May 2006 Bats expanded to include trading of American Stock Exchange (now NYSE MKT)-listed securities. In February 2007, Bats expanded to include trading of NYSE-listed securities.

        In November 2008, Bats converted its ECN to a national securities exchange, BZX, which allowed it to participate in and earn market data fees from the U.S. tape plans, reduce its clearing costs and operate a primary listings business. In order to grow its market share of the U.S. equity market, Bats launched BYX, a national securities exchange, in October 2010. Like BZX, BYX offers trading in listed cash equity securities and ETPs, such as ETFs, but BYX targets different market segments than BZX by offering alternative pricing. In January 2014, Bats acquired Direct Edge, which operated two national securities exchanges, EDGX and EDGA. For the year ended December 31, 2015, Bats' exchanges combined had a 21.1% share of the U.S. equity market, and Bats was the second largest exchange operator in the United States after Intercontinental Exchange, Inc. (operator of the NYSE).

        In February 2010, in the United States, Bats began trading U.S. listed equity options on BZX. In order to grow its market share of the U.S. listed equity options market, Bats launched an additional options exchange on EDGX in November 2015. For the year ended December 31, 2015, Bats had a 9.6% share of the U.S. options market.

        Seeking to compete on a pan-European basis against competing national exchanges, Bats launched its European MTF in October 2008. In November 2011, Bats acquired Chi-X Europe, then the operator of the largest pan-European MTF. The merged entity became an RIE in May 2013, operating both an MTF and an RM. Bats Europe offers secondary trading in over 4,000 European listed cash equity securities, in addition to ETFs, exchange-traded commodities and international depositary receipts. In December 2013, Bats acquired a 25% interest in EuroCCP. For the year ended December 31, 2015, Bats Europe had a 24.4% share of European trading in the securities available for trading on Bats Europe and was the largest pan-European equities exchange in terms of notional market share. Bats Europe also offers BXTR, the largest European OTC equities trade reporting facility launched in 2013.

        In March 2015, Bats acquired Bats Hotspot and entered into the institutional spot FX market with a New York area based matching engine. In September 2015, Bats launched a second spot FX matching engine near London, complementing Bats Hotspot's New York area matching engine and giving investors two distinct pools of liquidity to drive price formation globally. From the acquisition date of March 13, 2015 to December 31, 2015, Bats' ADNV on the Bats Hotspot market was $25.8 billion. On April 1, 2016, Bats acquired substantially all of the assets of ETF.com, and subsequently contributed those assets to a new, independent media subsidiary of Bats, Bats ETF.com.

Business Segments

        Bats currently operates along four business segments. Bats management allocates resources, assesses performance and manages its business according to these segments:

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  U.S. Equities.  Bats' U.S. Equities segment includes listed cash equities and exchange-traded product transaction services that occur on BZX, BYX, EDGX and EDGA. It also includes the listed cash equities routed transaction services that occur on its wholly-owned subsidiary, Bats Trading. For the nine months ended September 30, 2016, Bats' U.S. Equities segment represented 77.9% of its total revenues. For the year ended December 31, 2015, Bats' U.S. Equities segment represented 78.0% of its total revenues. Pro forma for the acquisition of Bats Hotspot, Bats' U.S. Equities segment would have represented 77.6% of its total revenues for the year ended December 31, 2015.

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  European Equities.  Bats' European Equities segment includes pan-European cash equities transaction services, ETFs, exchange-traded commodities and international depository receipts that occur on its MTF, and a listing and trading venue on Bats' RM, which together Bats refer to as Bats Europe. Bats' European Equities segment represented 5.8% of its total revenues for the nine months ended September 30, 2016. Bats' European Equities segment represented 6.6% of its total revenues for the year ended December 31, 2015. Pro forma for the acquisition of Bats Hotspot, Bats' European Equities segment would have represented 6.6% of its total revenues for the year ended December 31, 2015.

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  U.S. Options.  Bats' U.S. Options segment includes its listed equity options markets on BZX and EDGX. It also includes the listed equity options routed transaction services that occur on Bats Trading. Bats' U.S. Options segment represented 14.1% of its total revenues for the nine months ended September 30, 2016. Bats' U.S. Options segment represented 13.6% of its total revenues for the year ended December 31, 2015. Pro forma for the acquisition of Bats Hotspot, Bats' U.S. Options segment would have represented 13.5% of its total revenues for the year ended December 31, 2015.

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  Global FX.  Bats' Global FX segment includes the operations of the Bats Hotspot Platform acquired in March 2015. Bats' Global FX segment represented 2.2% of its total revenues for the nine months ended September 30, 2016. Bats' Global FX segment represented 1.8% of its total revenues for the year ended December 31, 2015. Pro forma for the acquisition of Bats Hotspot, Bats' Global FX segment would have represented 2.3% of its total revenues for the year ended December 31, 2015.

Significant Recent Transactions Affecting Bats' Results of Operations

  2012 Loan

        On December 19, 2012, Bats entered into (i) a term loan agreement in the amount of $300 million and (ii) revolving loans not to exceed $50 million, which Bats refers to collectively as the "2012 Loan." The proceeds received from the term loan were used to pay a $298.9 million dividend, or $13.20 per share, to all Bats stockholders during the fourth quarter of 2012. The term of the loan was six years ending on December 19, 2018 with a variable interest rate based on one-month LIBOR (with a floor of 125 basis points) plus a spread of 575 basis points. The original issue discount was $12.5 million, or approximately 4.2%. The revolving loans had similar interest rates and a three-year term, ending on December 19, 2015. Bats incurred $7.1 million of debt issuance costs, which was capitalized and was being amortized over the term of the loans. The 2012 Loan was extinguished with proceeds from the 2014 Loan, as described and defined below.

  Direct Edge Acquisition

        On January 31, 2014, Bats acquired 100% of the ownership interests of Direct Edge. Bats expects to benefit from various synergies as a result of the acquisition, including compensation and benefits expenses and systems and data communication expenses as a result of Bats' recent technology integration migrating the trading platform of the Direct Edge legacy exchanges to the Bats technology, which occurred in January 2015. Bats also intends to benefit from the ability to offer a wider range of pricing options and more valuable market data as its market share increased with the acquisition. Bats incurred approximately $0.8 million and $18.5 million in acquisition-related costs during the years ended December 31, 2015 and 2014, respectively.

  2014 Loan

        Upon consummation of the Direct Edge acquisition on January 31, 2014, Bats entered into (i) a term loan agreement in the amount of $470 million and (ii) revolving loans not to exceed $100 million, which Bats refers to collectively as the "2014 Loan." The proceeds received from the 2014 Loan were used to extinguish the 2012 Loan, pay a $132.9 million dividend, or $4.07 per share, to all Bats stockholders and for other corporate purposes. The 2012 Loan, related debt issuance costs and debt discount were extinguished, resulting in a loss of $13.6 million that was recorded in non-operating expense on the statement of income. The term of the 2014 Loan is six years ending on January 31, 2020 with a variable interest rate based on one-month LIBOR (with floor of 100 basis points) plus a spread of 400 basis points (375 if Bats' leverage ratio falls below 2.25). The original issue discount was $1.2 million, or approximately 0.25%. The revolving loans had an interest rate of LIBOR plus 350 basis points and a three-year term, ending on January 31, 2017. The fee on the undrawn portion of the revolver is 0.5% and principal payments on outstanding balances were made on a quarterly basis. In connection with the 2014 Loan, Bats incurred $8.3 million of debt issuance costs, which was capitalized and was being amortized over the term of the loans.

        Upon consummation of the Bats Hotspot acquisition, Bats amended its 2014 Loan (the "Amended 2014 Loan"). The Amended 2014 Loan increased the spread on the variable interest rate from 400 basis points to 475 basis points and required a 25 basis point amendment fee. The required annual amortization also increased from 5.0% per annum to 7.5% per annum. In addition, under the Amended 2014 Loan, Bats entered into (i) a new $150 million three-year term loan, or the "2015 Term Loan B-1," and (ii) a new $228 million five-year term loan, or the "2015 Term Loan B-2," both of which were funded immediately prior to the Bats Hotspot acquisition. The 2015 Term Loan B-1 had an interest rate based on one-month LIBOR plus a spread of 375 basis points and a 100 basis point original issue discount, or $1.5 million. The 2015 Term Loan B-2 had an interest rate based on one-month LIBOR (with a floor of 100 basis points) plus a spread of 475 basis points and a 100 basis point original issue discount, or $2.3 million. In addition, Bats entered into a new $100 million revolving credit facility with an interest rate based on one-month LIBOR plus a spread of 350 basis points and an undrawn fee of 50 basis points, replacing the revolving credit facility under the 2014 Loan.

        In June 2016, Bats refinanced its Amended 2014 Loan with a new seven-year $650 million term loan (the "2016 Term Facility"). The 2016 Term Facility decreased the spread on the interest rate from 475 basis points to, subject to compliance with a leverage ratio pricing grid, LIBOR plus 350 basis points, and includes 50 basis points of original issue discount. Under the 2016 Term Facility, the required annual amortization also decreased from 7.5% per annum to 1.0% per annum, calculated on the basis of the outstanding principal amount of the 2016 Term Facility. In addition to scheduled amortization payments, Bats may be required to make prepayments of principal based on a percentage of Excess Cash Flow, as defined in the 2016 Term Facility, or with 100% of the net cash proceeds of certain assets sales or debt incurrences. In addition, Bats entered into a new three-year $100 million revolving credit facility with an interest rate based on, subject to compliance with a leverage ratio grid,

LIBOR plus 275 basis points, which includes an undrawn fee, subject to compliance with a leverage ratio grid, of 37.5 basis points, replacing the revolving credit facility under the Amended 2014 Loan.

        Affiliates of certain of Bats' significant stockholders are lenders under its 2016 Term Facility.

  Bats Hotspot Acquisition

        On March 13, 2015, Bats completed the acquisition of Bats Hotspot from KCG Holding, Inc. for $365 million in cash at closing and additional contingent consideration payments with an acquisition-date fair value of $62.6 million. Bats expects to benefit from various synergies as a result of cost savings from consolidation of technology, operations, compensation and occupancy. Bats also expects to diversify its revenue, while implementing new products and geographies to the Global FX business. Bats has incurred approximately $7.4 million in acquisition-related costs during the year ended December 31, 2015.

        As of the acquisition dates, Direct Edge's and Bats Hotspot's assets, liabilities and operations, including amortization and depreciation expenses, are reported under Bats' U.S. Equities and Global FX segments, respectively. As a result of these acquisitions, Bats acquired goodwill and other indefinite-lived intangible assets of approximately $648.9 million that will be assessed for impairment under ASC 350. Bats also has approximately $231.4 million in identifiable acquired intangible assets, which will result in approximately $22.3 million in amortization expense in 2016. In addition, pursuant to the Bats Hotspot acquisition agreement, a contingent consideration payment will be payable to the former owner of Bats Hotspot to account for a portion of certain tax benefits realized by Bats from the Bats Hotspot acquisition. The payments are contingent on the company generating sufficient taxable income to recognize the tax benefit. Bats and the former owner have an option to early terminate the contingent consideration arrangement in 2018 for a one-time payment of $50 million from Bats to the former owner. The fair value of the contingent consideration liability will be reassessed each reporting period, and any change in such liability will be recorded in Bats' results of operations.

  Initial Public Offering, Reclassification and Stock Split

        On April 20, 2016, Bats completed its IPO in which certain of its stockholders sold 15,295,000 shares of existing common stock at a public offering price of $19.00 per share for an aggregate offering price of $290.6 million, including the exercise in full by the underwriters of their option to purchase additional shares. In connection with the IPO, Bats effected a 1-for-2.91 stock split, after giving effect to the reclassification of each share of its Class A non-voting common stock to common stock and its Class B non-voting common stock to non-voting Bats common stock.

Acquisition Synergies

        With the Chi-X Europe acquisition in 2011, Bats has realized approximately $14 million in annualized synergies through December 31, 2012. With the Direct Edge acquisition, Bats has realized approximately $42.0 million in annualized synergies through September 30, 2016, and with the Bats Hotspot acquisition, Bats has realized approximately $9.3 million in annualized synergies through September 30, 2016. Bats expects to realize an additional $4.6 million and $1.7 million in annualized synergies through December 31, 2016 from the Direct Edge and Bats Hotspot acquisitions, respectively.

The following summarizes the total synergies realized or expected, as applicable, listed by expense category, for each of Bats' acquisitions for the time periods indicated:

		Direct Edge		Bats Hotspot
	Chi-X Europe
			Additional Expected through 12/31/16		Additional Expected through 12/31/16
	Realized as of 9/30/16	Realized as of 9/30/16		Realized as of 9/30/16
Compensation and benefits	$9.7	$23.8	$0.6	$9.3	$1.7
Depreciation	0.1	—	—	—	—
Systems and data communication	4.1	6.1	1.9	—	—
Occupancy	0.5	0.1	0.2	—	—
Professional fees	—	0.6	(0.2)	—	—
Regulatory costs	—	(0.7)	0.2	—	—
General and administrative	—	12.1	1.9	—	—

	$14.4	$42.0	$4.6	$9.3	$1.7

Bats' Model

        Like many of Bats' listed cash equity securities and listed equity options competitors, Bats has adopted a price-time-priority system, where the first order to its book takes priority. Bats uses both "maker-taker" and "taker-maker" pricing models on its exchanges. The maker-taker pricing model is designed to incentivize market makers to provide liquidity on a continuous basis. Participants are attracted to markets that have continuous and deep liquidity, which provides more opportunity to buy and sell equities immediately and with minimal adverse effect on prices. Because market makers supply a valuable service to markets by providing liquidity, maker-taker pricing rewards them with a rebate. In addition to maker-taker and taker-maker, Bats uses a "classic" pricing model on its newest equity options exchange, as described below.

        Under Bats' "maker-taker" pricing model, on BZX (for both listed cash equity securities and listed equity options), EDGX (for listed cash equity securities) and on certain order books of Bats Europe, a customer posting an order on Bats' book, which Bats refers to as the liquidity maker or liquidity provider, is paid a rebate for an execution occurring against that order, and a customer executing against an order resting on Bats' book, which Bats refers to as the liquidity taker or liquidity remover, is charged a fee. Bats generates a substantial portion of its operating income from the difference between the "maker" rebate and the "taker" fee. Bats believes this type of fee schedule is attractive to customers who regularly provide liquidity. Although customers must pay a fee to access that liquidity, that fee is explicitly disclosed and charged to all customers on a non-discriminatory basis.

        The BYX and EDGA listed cash equity securities "taker-maker" pricing model provides that a liquidity taker will be paid a rebate for executing against an order resting on Bats' book, and the liquidity provider will be charged a fee for posting such an order. In this case, Bats generates revenues less cost of revenues from the difference between the "maker" fee and the "taker" rebate. Currently, both the fee and the rebate are significantly less than the rebates and fees in place on BZX and EDGX. Bats believes this appeals to market participants who are primarily interested in the most cost-effective means of accessing resting liquidity, but less concerned about the depth of liquidity available on the market. In addition, Bats believes this model appeals to market participants trading lower-priced securities.

        Like two-thirds of the listed equity options market, Bats has adopted a "pro rata" model on listed equity options trading on EDGX. The pro rata model is based on customer priority and pro rata allocations model, meaning orders are given priority based on price, size and capacity rather than simply on price and time. EDGX options employs a "classic" pricing model that charges a fee to market makers for access to order flow brought by customers' brokers and a portion of that fee is then provided back to such brokers (known as payment for order flow). The classic pricing model in place on EDGX also provides customers with rebates for executions on the exchange and charges fees to non-customers. In this case, Bats generates revenues less cost of revenues from the difference between the fees charged and the rebates provided. Bats believes this type of fee schedule is attractive to customers who regularly remove liquidity.

        For unfilled orders, Bats also provides its customers a smart-order routing service, enabling the onward routing of unfilled orders to other market centers. In the United States, this is facilitated through Bats' wholly-owned broker-dealer subsidiary, Bats Trading. In Europe, Bats Europe operates an order routing facility through Bats' wholly-owned subsidiary Chi-X Europe and is one of the few market centers in Europe that provides such routing services.

        The Bats Hotspot Platform uses a price-time-priority model. The Bats Hotspot Platform consists of a mixture of both firm and non-firm liquidity provided by both clients and dedicated liquidity providers and enables Bats Hotspot to offer its clients customized liquidity solutions. Bats Hotspot clients are charged either a flat or tiered commission rate based upon the notional amount traded on the Bats Hotspot Platform. These rates are expressed as U.S. dollars per million notional U.S. dollars traded. The flat commission rate or tiers applicable to each client are determined on a client-by-client basis by management in light of market forces and client activity.

Factors Affecting Results of Operations

        In broad terms, Bats' business performance is impacted by a number of drivers including macroeconomic events affecting the risk and return of financial assets, investor sentiment, the regulatory environment for capital markets, geopolitical events, central bank policies and changing technology, particularly in the financial services industry. Bats' future revenues and net income will continue to be influenced by a number of domestic and international economic trends including:

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  trading volumes in listed cash equity securities and ETPs in both the United States and Europe, volumes in listed equity options and volumes in institutional spot FX trading, which are driven primarily by overall macroeconomic conditions;

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  the demand for information about, or access to, Bats' markets, which is dependent on the products Bats trades, its importance as a liquidity center and the quality and pricing of its data and access services;

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  continuing pressure in transaction fee pricing due to intense competition in the United States and Europe;

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  regulatory changes relating to market structure or affecting certain types of instruments, transactions, pricing structures, capital market participants or reporting or compliance requirements; and

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  technological advances and members' demand for speed, efficiency and reliability.

        Currently Bats' business drivers are defined by investors' and companies' cautiously optimistic outlook about the pace of global economic recovery. The U.S. and European listed cash equity securities markets have historically experienced growth in trading volumes. From time to time, however, volumes have declined due to economic performance, volatility and other related factors.

        Recently, volumes in institution spot FX trading have been lower than expected when Bats purchased Bats Hotspot. If these trends continue, the future fair value of Bats' goodwill related to that acquisition could be affected.

        Although some major U.S. market indices reached record levels in 2015 and 2016, European equity markets have not performed as well and many remain below their pre-financial crisis highs. Because a number of significant structural and political issues continue to confront the global economy, instability could return at any time, resulting in an increased level of market volatility, oscillating trading volumes and a return of market uncertainty. In contrast, many of the largest customers of Bats' transactional businesses continue to adapt their business models as they address the implementation of regulatory changes initiated following the global financial crisis.

        With the acquisitions of Chi-X Europe in 2011 and Direct Edge in 2014, Bats significantly increased its presence in the European and U.S. listed cash equity securities markets. This lets Bats compete more readily with other large exchanges in Europe and the United States and better manage the macroeconomic factors and industry pressures discussed above. Bats operates the largest pan-European equity exchange by notional value traded and the second largest U.S. cash equities exchange by market share. With the Bats Hotspot acquisition in 2015, Bats entered the market for the world's largest asset class, FX, to further diversify its product offerings. With the acquisition of ETF.com in April 2016, Bats enhanced its strategic positioning within the overall ETF industry.

Components of Revenues

  Transaction Fees

  General

        Total transaction fees during a period are variable, based on trading volume and pricing per share on Bats' U.S. listed cash equity markets, pricing as a percentage of notional value on Bats' European listed cash equities market, pricing per contract on Bats' U.S. listed equity options market and pricing per million U.S. dollars traded on Bats' institutional spot FX market.

        Transaction fees consist of "taker" fees (or in the case of BYX and EDGA, "maker" fees) and routing fees charged on securities that are routed out to another market center. Transaction fees are considered earned upon the execution of the trade and are recognized on a trade-date basis. The "taker" fees (or in the case of BYX and EDGA, "maker" fees) from transactions executed through Bats' markets are recorded on a gross basis in revenues, with "maker" rebates (or in the case of BYX and EDGA, "taker" rebates) recorded on a gross basis in cost of revenues. Transaction fee revenues accounted for 71.3% of Bats' total revenues for the nine months ended September 30, 2016 and 72.5% and 69.3% of Bats' total revenues for the years ended December 31, 2015 and 2014, respectively. Transaction fees from BZX, BYX, EDGX and EDGA were 28.8%, 11.3%, 29.0% and 3.8%, respectively, of Bats' total transaction fees for the nine months ended September 30, 2016, 30.3%, 10.6%, 28.2% and 3.8%, respectively, of Bats' total transaction fees for the year ended December 31, 2015, and 51.0%, 8.3%, 29.6% and 5.0%, respectively, of Bats' total transaction fees for the year ended December 31, 2014. The differences are based on the individual pricing strategies for each exchange and the specific customers to which it is tailored.

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  Bats earns transaction fees in the United States from the trading of listed cash equity securities on its four national securities exchanges, BZX, BYX, EDGX and EDGA. U.S. listed cash equity securities trading revenues are assessed on a per-share basis. Transaction fees from the U.S. Equities segment accounted for 72.9% of Bats' total transaction fees for the nine months ended September 30, 2016, 72.7% of Bats' total transaction fees for the year ended December 31, 2015 and 80.8% of Bats' total transaction fees for the year ended December 31, 2014. Pro forma for the acquisitions of Direct Edge and Bats Hotspot, Bats' U.S. Equities segment would have represented 72.3% of Bats' total transaction fees for the year ended December 31, 2015 and 78.4% of Bats' total transaction fees for the year ended December 31, 2014. Transaction fees from BZX, BYX, EDGX and EDGA were 39.6%, 15.6%, 39.8% and 5.2%, respectively, of U.S. Equities total transaction fees for the nine months ended September 30, 2016, 41.4%, 14.6%,

    38.8% and 5.2%, respectively, of U.S. Equities total transaction fees for the year ended December 31, 2015 and 46.9%, 10.3%, 36.6% and 6.2%, respectively, of U.S. Equities total transaction fees for the year ended December 31, 2014.

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  Bats earns transaction fees in Europe from the secondary trading of listed cash equity securities on Bats Europe. European listed cash equity securities trading revenues are assessed on a notional-value basis. Bats launched its European operations in October 2008 and acquired Chi-X Europe on November 30, 2011. Transaction fees from Bats' European operations accounted for 6.4% of Bats' total transaction fees for the nine months ended September 30, 2016, 7.6% of Bats' total transaction fees for the year ended December 31, 2015 and 7.9% of Bats' total transaction fees for the year ended December 31, 2014. Pro forma for the acquisitions of Direct Edge and Bats Hotspot, Bats' European Equities segment would have represented 7.5% of Bats' total transaction fees for the year ended December 31, 2015 and 7.2% of Bats' total transaction fees for the year ended December 31, 2014.

  •
  Bats earns transaction fees from the trading of listed equity options on BZX and EDGX. U.S. listed equity options trading revenues are assessed on a per-contract basis. Transaction fees from the U.S. Options segment accounted for 17.9% of Bats' total transaction fees for the nine months ended September 30, 2016, 17.2% of Bats' total transaction fees for the year ended December 31, 2015 and 11.3% of Bats' total transaction fees for the year ended December 31, 2014. Pro forma for the acquisitions of Direct Edge and Bats Hotspot, Bats' U.S. Options segment would have represented 17.1% of Bats' total transaction fees for the year ended December 31, 2015 and 10.2% of Bats' total transaction fees for the year ended December 31, 2014. As of December 31, 2015, all U.S. Options transaction fees were earned by BZX as the EDGX Options platform launched in November 2015. For the nine months ended September 30, 2016, 95.8% and 4.2% of the transaction fees earned by Bats' U.S. Options segment were earned by BZX and EDGX, respectively.

  •
  Bats also earns transaction fees for the trading of foreign currency on the Bats Hotspot market based on a fee per million U.S. dollars of notional value traded. Transaction fees from the Global FX segment accounted for 2.8% of Bats' total transaction fees for the nine months ended September 30, 2016. Transaction fees from Global FX accounted for 2.5% of Bats' total transaction fees for the year ended December 31, 2015. Pro forma for the acquisitions of Direct Edge and Bats Hotspot, Bats' Global FX segment would have represented 3.1% of Bats' total transaction fees for the year ended December 31, 2015 and 4.2% of Bats' total transaction fees for the year ended December 31, 2014.

  Trading volumes

        Transaction fees for all of Bats' markets are primarily dependent on overall market volume and Bats' market share thereof. Each of Bats' markets have historically experienced growth in trading volumes. From time to time, however, volumes have declined due to economic performance, volatility and other related factors.

  Pricing

        Bats strives to keep its pricing as competitive and market-leading as possible. Bats generally assesses prices on a per-share basis in its U.S. listed cash equities markets, as a percentage of notional value traded in its European listed cash equity securities market, on a per-contract basis in Bats' U.S. listed equity options market and per million U.S. dollars traded in its foreign currency market.

        In order to remain competitive in the U.S. listed cash equity securities market, Bats has historically maintained a competitively lower net capture spread between its "taker" fee (or in the case of BYX and EDGA, "maker" fee) and its "maker" rebate (or in the case of BYX and EDGA, "taker" rebate)

when compared to competing exchanges. In Europe, Bats also uses a low net capture spread "maker-taker" pricing model. Bats regularly monitors the pricing and net capture spread of its competitors and its relative position, and may make pricing changes to reach market share or other targets. Any changes Bats makes to its pricing may significantly impact its revenues and cost of revenues.

        Bats Hotspot clients are charged either a flat or tiered commission rate expressed as U.S. dollars per million notional U.S. dollars traded. Rates are determined on a client-by-client basis by Bats Hotspot management and sales in light of market forces and client activity in order to maximize revenue and volume. Additionally, from time to time Bats Hotspot may offer certain special limited duration pricing programs such as free trading of spot gold and silver pairs or free trading for all transactions on Bats Hotspot's London-based matching engine. For example, Bats currently offers new clients connecting to Bats Hotspot's London-based matching engine 90 days of free trading for all transactions on that platform.

  Regulatory Transaction Fees

        BZX, BYX, EDGX and EDGA, as national securities exchanges, are assessed fees pursuant to Section 31 of the Exchange Act ("Section 31"). Bats Europe and Bats Hotspot are not assessed any Section 31 fees because they are not U.S. national securities exchanges. Bats Europe's regulatory fees are assessed by reference to the oversight costs of the FCA relating to RIEs. Section 31 fees are assessed on the notional value of equities and options traded and are designed to recover the costs to the U.S. government of supervision and regulation of securities markets and securities professionals. These fees are paid directly to the SEC by Bats' four exchanges. Bats' exchanges, in turn, collect regulatory transaction fees from its customers that equal the Section 31 fees that it pays to the SEC and recognize these amounts as incurred in revenues and costs of revenues, respectively. Bats is paid these Section 31 fees as principal, and therefore these fees are reported gross in its consolidated statements of income. Regulatory transaction fees received are included in cash and cash equivalents and financial investments in Bats' consolidated statements of financial condition. As required by law, the amounts due to the SEC are remitted semiannually in March and September. Because Bats holds the cash received until payment is remitted to the SEC, Bats earns interest on the related cash balances. Regulatory transaction fees accounted for 15.7% of total revenues for the nine months ended September 30, 2016 and 15.5%, 18.7% and 15.1% of Bats' total revenues in 2015, 2014 and 2013, respectively.

  Market Data Fees

        Bats earns market data fees from U.S. tape plans, including the UTP Plan, CTA Plan, CQS Plan and OPRA. Fees, net of plan costs, from UTP, CTA and CQS are allocated and distributed to plan participants according to their share of tape fees based on a formula, required by Regulation NMS, that takes into account both trading and quoting activity. Market data fees from OPRA are allocated based upon the share of total options transactions cleared for each of the OPRA members.

        Bats also charges data subscribers directly for proprietary market data of its U.S. equities, U.S. options and European equities markets. The proprietary market data fees are recognized as the service is provided. Market data fees accounted for 7.8% of total revenues for the nine months ended September 30, 2016 and 7.4%, 7.6% and 7.1% of total revenues in 2015, 2014 and 2013, respectively.

  Connectivity Fees and Other

        Connectivity fees and other revenues consist primarily of logical and physical port fees, which represent fees paid for connectivity to Bats' equities and options markets. Revenues for providing access to Bats' markets are recognized when the service is provided. Connectivity fees and other revenues accounted for 5.2% of total revenues for the nine months ended September 30, 2016 and 4.6%, 4.4% and 5.0% of Bats' total revenues in 2015, 2014 and 2013, respectively.

Components of Cost of Revenues

  Liquidity Payments

        Liquidity payments are directly correlated to the volume of securities traded on Bats' markets. As mentioned above, Bats records the liquidity rebate paid to market participants providing liquidity, in the case of BZX, EDGX and Bats Europe, as cost of revenue. BYX and EDGA offer a pricing model pursuant to which Bats rebates liquidity takers for executing against an order resting on its book, which is also recorded as a cost of revenue.

  Routing and Clearing

        Routing and clearing are also correlated to the volume of securities routed to other market venues. Bats offers a multitude of order routing strategies to its customers. These strategies allow customers to access other markets through the use of smart-order routing tools. Most of these strategies first seek to trade against orders resting on Bats' order books and, if filled in full, are not routed to other markets. Therefore, total routing expenses are inversely correlated to the depth on Bats' order books because as the volume of securities traded by its customers that are matched by Bats against orders resting on its books increases, routing expenses decrease. In Europe, Bats is one of the few market centers that provides such routing services to lit venues.

        Also, Bats Trading, the routing facility for Bats' U.S. listed cash equities and listed equity options markets, incurs clearing fees on all activity routed to other market centers because it relies on third-party clearing firms to provide this service. Bats continues to seek low cost initiatives for reaching other market centers and periodically negotiate new pricing contracts and methods to reach those markets.

  Section 31 Fees

        BZX, BYX, EDGX and EDGA are assessed fees pursuant to the Exchange Act designed to recover the costs to the U.S. government of supervision and regulation of securities markets and securities professionals. Bats treats these fees as a pass-through charge to customers executing eligible listed cash equities and listed equity options trades on BZX, BYX, EDGX and EDGA. Accordingly, Bats recognizes the amount that it is charged under Section 31 as a cost of revenues and the corresponding amount that Bats charges customers as regulatory transaction fees revenue. Since the regulatory transaction fees recorded in revenues are equal to the Section 31 fees recorded in cost of revenues, there is no impact on Bats' operating income.

        Given that Bats Europe and Bats Hotspot are not U.S. national securities exchanges, they do not pay Section 31 fees.

Components of Operating Expenses

        Compensation and benefits represent Bats' largest operating expense and tend to be driven by its staffing requirements and the general dynamics of the employment market. Additional operating expenses generally support the infrastructure of Bats' markets and technology platforms and are primarily fixed in nature. While these expenses do not vary as a direct result of trading volume, they may increase over time as Bats enhances capacity and improves performance. As a public corporation,

Bats expects general and administrative and professional costs to increase as it satisfies its obligations under the U.S. securities laws and comply with the Sarbanes-Oxley Act of 2002, among others. The increases could include, but are not limited to, an increase in staffing levels to provide support in meeting the operational and regulatory requirements of a public corporation, additional professional fees paid to external auditors, consultants and outside counsel, additional executive risk insurance costs and fees paid to a third-party institution to provide transfer agency services for the maintenance of stockholder records.

  Interest Expense, Net

        Interest expense, net represents the interest expense related to Bats' long-term debt, offset by interest income on the investment of excess cash. Bats invests its excess cash in highly liquid, capital-preserving and short-term financial investments, such as U.S. Treasury securities.

  Other Income (Expense)

        Other income (expense) primarily consists of foreign currency gains (losses) and Bats' earnings from equity method investments. Foreign currency gains (losses) are recognized by Bats, as the functional currency of Bats Europe and certain Bats Hotspot operations is the British pound. The functional currency of Bats Hotspot Asia Pte. Ltd. is the Singapore dollar. Earnings from equity method investments represents Bats' ownership in EuroCCP.

  Income Taxes

        Bats has elected to treat Bats Trading Limited and Chi-X Europe as branches for U.S. federal income tax purposes. As a result, the taxable income or loss of Bats Europe and Chi-X Europe is included in Bats' consolidated U.S. federal income tax return. For U.K. tax purposes, Bats Europe and Chi-X Europe previously incurred tax losses which were fully utilized in 2015. Any U.K. income taxes accrued beginning in 2015 were and will be available to offset Bats' U.S. income taxes as a foreign tax credit. Bats Hotspot Europe Limited and Bats Hotspot Asia Pte. Ltd. are corporations operating in the United Kingdom and Singapore, respectively. Income generated by both companies is considered indefinitely reinvested and is deferred from U.S. tax until repatriated.

        Bats is investigating a potential change in its foreign holding company structure. Should this change happen, its future effective tax rate could be impacted, and Bats could incur a material expenditure as a result.

Results of Operations

        The following table sets forth Bats' consolidated statements of operations data for each of the periods indicated as a percentage of total revenues:

	Nine Months Ended September 30,		Year Ended December 31,
	2016	2015	2015	2014	2013
Revenues:
Transaction fees	71.3%	72.7%	72.5%	69.3%	72.8%
Regulatory transaction fees	15.7%	15.5%	15.5%	18.7%	15.1%
Market data fees	7.8%	7.4%	7.4%	7.6%	7.1%
Other	5.2%	4.4%	4.6%	4.4%	5.0%

Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues:
Liquidity payments	58.7%	60.3%	60.2%	57.0%	56.4%
Section 31 fees	15.7%	15.5%	15.5%	18.7%	15.1%
Routing and clearing	2.3%	2.8%	2.7%	3.2%	5.1%

Total cost of revenues	76.7%	78.6%	78.4%	78.9%	76.6%

Revenues less cost of revenues	23.3%	21.4%	21.6%	21.1%	23.4%
Operating expenses:
Compensation and benefits	4.8%	4.4%	4.5%	6.0%	4.9%
Depreciation and amortization	2.2%	2.1%	2.3%	1.9%	1.8%
Systems and data communication	1.0%	1.6%	1.5%	1.6%	1.1%
Occupancy	0.1%	0.2%	0.2%	0.3%	0.2%
Professional and contract services	0.7%	0.7%	0.6%	0.4%	1.0%
Regulatory costs	0.6%	0.6%	0.6%	0.8%	0.6%
Change in fair value of contingent consideration liability	0.2%	0.1%	0.2%	—	—
Impairment of assets	—	—	—	—	0.4%
General and administrative	1.3%	1.6%	1.5%	1.9%	1.3%

Total operating expenses	10.9%	11.3%	11.4%	12.9%	11.3%

Operating income	12.4%	10.1%	10.2%	8.2%	12.1%
Interest expense, net	(2.1)%	(2.6)%	(2.6)%	(1.9)%	(3.1)%
Loss on extinguishment of debt	(1.2)%	—	—	(0.9)%	—
Other income	0.1%	0.2%	0.2%	0.1%	—

Income before income tax provision	9.2%	7.7%	7.8%	5.5%	9.0%
Income tax provision	3.8%	3.2%	3.2%	2.1%	3.4%

Net income	5.4%	4.5%	4.6%	3.4%	5.6%

Comparison of Nine Months Ended September 30, 2016 and 2015

  Overview

        The following summarizes changes in financial performance for the nine months ended September 30, 2016 and 2015:

	Nine Months Ended September 30,
			Increase/ (Decrease)	Percent Change
	2016	2015
	(in millions, except trading days, percentages and as noted below)
Total revenues	$1,418.4	$1,335.2	$83.2	6.2%
Total cost of revenues	1,087.9	1,049.4	38.5	3.7%

Revenues less cost of revenues	330.5	285.8	44.7	15.6%
Total operating expenses	154.6	150.8	3.8	2.5%

Operating income	175.9	135.0	40.9	30.3%

Income before income tax provision	129.8	103.4	26.4	25.5%
Income tax provision	53.3	42.9	10.4	24.2%

Net income	$76.5	$60.5	$16.0	26.4%

Basic earnings per share	$0.81	$0.64	0.17	26.6%
Diluted earnings per share	0.79	0.64	0.15	23.4%
EBITDA(1)	190.9	166.1	24.8	14.9%
EBITDA margin(2)	57.8%	58.1%	(0.3)%	*
Normalized EBITDA(1)	217.6	172.5	45.1	26.1%
Normalized EBITDA margin(3)	65.8%	60.4%	5.4%	*
Adjusted earnings(4)	104.8	75.0	29.8	39.7%
Diluted weighted average shares outstanding	96.4	95.2	1.2	1.3%
Diluted adjusted earnings per share(5)	1.09	0.79	0.30	38.0%
U.S. Equities:
ADV:
Matched shares ADV (in billions)	1.6	1.5	0.1	6.7%
Routed shares ADV (in billions)	—	—	—	—

Total touched shares ADV (in billions)	1.6	1.5	0.1	6.7%
Market ADV (in billions)	7.4	6.9	0.5	7.2%
Trading days	189	188	1	0.5%
Bats ETPs (in billions of shares)	76.0	68.0	8.0	11.8%
Bats ETPs: launches (number of launches)	47	7	40	571.4%
Bats ETPs: listings (number of listings)	103	33	70	212.1%
European Equities:
ADNV:
Matched and touched ADNV (in billions)	€10.8	€12.7	€(1.9)	(15.0)%
Market ADNV (in billions)	46.6	52.4	(5.8)	(11.1)%
Trading days	193	192	1	0.5%
Average Euro/British pound exchange rate	£0.800	£0.727	£0.073	10.0%

	Nine Months Ended September 30,
			Increase/ (Decrease)	Percent Change
	2016	2015
	(in millions, except trading days, percentages and as noted below)
U.S. Options:
ADV:
Matched contracts	1.7	1.6	0.1	6.3%
Routed contracts	—	—	—	*
Total touched contracts	1.7	1.6	0.1	6.3%
Market ADV	15.8	16.3	(0.5)	(3.1)%
Trading days	189	188	1	0.5%
Global FX:
ADNV (in billions)	$27.0	$26.9	$0.1	0.4%
Trading days	195	144	51	35.4%
Market share:
U.S. Equities	20.8%	21.1%	(0.3)%	*
ETPs	25.1%	22.4%	2.7%	*
ETPs: launches	24.6%	3.3%	21.3%	*
ETPs: listings	5.3%	1.8%	3.5%	*
European Equities	23.2%	24.2%	(1.0)%	*
U.S. Options	11.0%	9.9%	1.1%	*
Net capture:
U.S. Equities (net capture per one hundred touched shares)	$0.021	$0.021	—	—
European Equities (net capture per matched notional value in basis points)	0.150	0.132	0.018	13.6%
U.S. Options (net capture per touched contract)	$0.053	$0.024	$0.029	120.8%
Global FX (net capture per one million dollars traded)	$2.68	$3.00	$(0.32)	(10.7)%
Average British pound/U.S. dollar exchange rate	$1.393	$1.532	$(0.139)	(9.1)%

*
Not Meaningful

(1)
EBITDA is defined as income before interest, income taxes, depreciation and amortization. Normalized EBITDA is defined as EBITDA before acquisition-related costs, IPO costs, tax restructuring costs, loss on extinguishment of debt, debt restructuring costs and gain on extinguishment of revolving credit facility. EBITDA and Normalized EBITDA do not represent, and should not be considered as, alternatives to net income or cash flows from operations, each as determined in accordance with U.S. GAAP. Bats has presented EBITDA and Normalized EBITDA because it considers them important supplemental measures of its performance and believe that they are frequently used by analysts, investors and other interested parties in the evaluation of companies. In addition, Bats uses Normalized EBITDA as a measure of operating performance for preparation of its forecasts, evaluating leverage ratio for the debt to earnings covenant included in its outstanding credit facility and calculating employee and executive bonuses. Other companies may calculate EBITDA and Normalized EBITDA differently than Bats does. EBITDA and Normalized EBITDA have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of Bats' results as reported under U.S. GAAP.

  The following is a reconciliation of net income to EBITDA and Normalized EBITDA:

	Nine Months Ended September 30,
	2016	2015
	(in millions)
Net income	$76.5	$60.5
Interest	29.9	34.2
Income tax provision	53.3	42.9
Depreciation and amortization	31.2	28.5

EBITDA	190.9	166.1
Acquisition-related costs	5.9	6.4
IPO costs	3.0	0.5
Tax restructuring costs	0.2	—
Loss on extinguishment of debt	17.6	—
Debt restructuring	—	0.5
Gain on extinguishment of revolving credit facility	—	(1.0)

Normalized EBITDA	$217.6	$172.5

(2)
EBITDA margin represents EBITDA divided by revenues less cost of revenues.

(3)
Normalized EBITDA margin represents Normalized EBITDA divided by revenues less cost of revenues. Bats uses the non-GAAP measure of Normalized EBITDA margin to measure its performance and believes it is frequently used by analysts, investors and other interested parties in the evaluation of performance.

(4)
Adjusted earnings is defined as net income adjusted for amortization, acquisition-related costs, IPO costs, tax restructuring costs, loss on extinguishment of debt, debt restructuring costs and gain on extinguishment of revolving credit facility, net of the income tax effects of these adjustments. Adjusted earnings does not represent, and should not be considered as, an alternative to net income, as determined in accordance with U.S. GAAP. Bats has presented adjusted earnings because it considers it an important supplemental measure of Bats' performance and Bats uses it as the basis for monitoring its own core operating financial performance relative to other operators of electronic exchanges. Bats also believes that it is frequently used by analysts, investors and other interested parties in the evaluation of companies. Bats believes that investors may find this non-GAAP measure useful in evaluating its performance compared to that of peer companies in the industry. Other companies may calculate adjusted earnings differently than Bats does. Adjusted earnings has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of Bats' results as reported under U.S. GAAP.

  The following is a reconciliation of net income to adjusted earnings:

	Nine Months Ended September 30,
	2016	2015
	(in millions)
Net income	$76.5	$60.5
Amortization	20.5	18.4
Acquisition-related costs	5.9	6.4
IPO costs	3.0	0.5
Loss on extinguishment of debt	17.6	—
Debt restructuring	—	0.5
Gain on extinguishment of revolving credit facility	—	(1.0)
Tax restructuring costs	0.2	—
Tax effect of adjustments	(18.9)	(10.3)

Adjusted earnings	$104.8	$75.0

(5)
Diluted adjusted earnings per share represents adjusted earnings divided by diluted weighted average shares outstanding.

  Revenues

        For the nine months ended September 30, 2016, total revenues increased primarily driven by a 7.2% increase in U.S. equities market ADV compared to the same period of 2015. The following summarizes changes in revenues for the nine months ended September 30, 2016, compared to the nine months ended September 30, 2015:

	Nine Months Ended September 30,
			Increase/ (Decrease)	Percent Change
	2016	2015
	(in millions, except percentages)
Transaction fees	$1,011.1	$970.1	$41.0	4.2%
Regulatory transaction fees	222.8	207.0	15.8	7.6%
Market data fees	110.1	99.4	10.7	10.8%
Connectivity fees and other	74.4	58.7	15.7	26.7%

Total revenues	$1,418.4	$1,335.2	$83.2	6.2%

  Transaction Fees

        Transaction fees increased for the nine months ended September 30, 2016 compared to the same period in 2015 primarily driven by the U.S. Equities segment. For the nine months ended September 30, 2016, U.S. Equities market ADV increased 7.2% to 7.4 billion shares, contributing $37.8 million to transaction fees compared to the same period in 2015. The U.S. Options segment contributed $8.3 million to the increase primarily driven by an increase in market share from 9.9% in 2015 to 11.0% in 2016. The Global FX segment also contributed $5.0 million to the increase in 2016 revenues compared to 2015 due to the Bats Hotspot acquisition in March 2015. The decrease in the average exchange rate of the British pound to the U.S. dollar contributed $6.4 million to the decrease in transaction fees from the European Equities segment from 2015 to 2016. Also contributing to the decrease was an 11.1% decrease in market ADNV from 2015 to 2016.

  Regulatory Transaction Fees

        For the nine months ended September 30, 2016, regulatory transaction fees increased compared to 2015 driven primarily by a 6.7% increase in U.S. Equities matched shares ADV.

  Market Data Fees

        Market data fees increased in the nine months ended September 30, 2016 compared to the same period in 2015 due to pricing changes in proprietary market data implemented in the third quarter of 2015 and first quarter of 2016 which contributed $7.4 million, an audit recovery of $1.4 million received from the U.S. Tape Plan in the first quarter 2016 and increased U.S. Options market share from 9.9% in 2015 to 11.0% in 2016 contributing $0.7 million in the nine months ended September 30, 2016.

  Connectivity Fees and Other

        Connectivity fees and other revenues increased for the nine months ended September 30, 2016 compared to the same period in 2015, primarily due to U.S. Options and Global FX pricing changes to logical ports in the fourth quarter of 2015 and the third quarter of 2016, contributing $2.9 million and $1.2 million to revenues, respectively, in the nine months ended September 30, 2016. Also contributing to the increase was incremental revenue from the ETF.com acquisition in April 2016 of $1.7 million in the nine months ended September 30, 2016.

  Cost of Revenues

        Cost of revenues increased in the nine months ended September 30, 2016 compared to the same period in 2015 primarily due to a 7.2% increase in U.S. Equities market ADV which increased liquidity payments by $37.0 million. The following summarizes changes in cost of revenues for the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015:

	Nine Months Ended September 30,
			Increase/ (Decrease)	Percent Change
	2016	2015
	(in millions, except percentages)
Liquidity payments	$832.5	$805.7	$26.8	3.3%
Section 31 fees	222.8	207.0	15.8	7.6%
Routing and clearing	32.6	36.7	(4.1)	(11.2)%

Total cost of revenues	$1,087.9	$1,049.4	$38.5	3.7%

  Liquidity Payments

        Liquidity payments increased in the nine months ended September 30, 2016 compared to the same period in 2015 with the U.S. Equities segment contributing $37.0 million to the increase, driven by a 7.2% increase in market ADV. This was offset by a decrease in U.S. Options segment liquidity payments of $1.2 million, primarily driven by a 3.1% decrease in market ADV. The European Equities segment also decreased $9.0 million due to decreased market ADNV of 11.1% and a decrease in the average exchange rate of the British pound to U.S. dollar, which decreased liquidity payments $6.3 million and $2.8 million, respectively, for the nine months ended September 30, 2016 compared to the same period in 2015.

  Section 31 Fees

        Section 31 fees increased for the nine months ended September 30, 2016 primarily due to the 6.7% increase in U.S. Equities matched shares ADV.

  Routing and Clearing

        The decrease in routing and clearing fees for the nine months ended September 30, 2016 was driven by a 17.1% decrease of routed and clearing fees per routed contract in the U.S. Options segment compared to the same period in 2015.

  Revenues Less Cost of Revenues

        Revenues less cost of revenues increased in the nine months ended September 30, 2016, compared to the same period in 2015 primarily as a result of a 120% increase in U.S. Options net capture contributing $10.0 million, the pricing changes to U.S. Options and Global FX connectivity fees and U.S. Equities proprietary market data contributing $12.5 million and $7.4 million, respectively, a 7.2% increase in U.S. Equities market ADV that contributed $7.7 million to the increase and an additional $10.0 million from the additional quarter of Bats Hotspot activity in 2016. Bats Hotspot was acquired on March 13, 2015.

        The following tables summarize the components of revenues less cost of revenues for the nine months ended September 30, 2016, presented as a percentage of revenues less cost of revenues and compared to the nine months ended September 30, 2015:

				Percentage of Revenues Less Cost of Revenues
	Nine Months Ended September 30,			Nine Months Ended September 30,
			Percent Change
	2016	2015		2016	2015
	(in millions)
Transaction fees less liquidity payments and routing and clearing costs	$146.0	$127.7	14.3%	44.2%	44.7%
Market data fees	110.1	99.4	10.8%	33.3%	34.8%
Connectivity fees	74.4	58.7	26.7%	22.5%	20.5%

Revenues less cost of revenues	$330.5	$285.8	15.6%	100.0%	100.0%

  Fluctuations in Revenues Less Cost of Revenues

        Fluctuations in revenues less cost of revenues are driven by various factors. Volume variances are driven by changes in overall industry volume and Bats' share of those volumes, while net capture variances are driven primarily by pricing changes. The following table summarizes the fluctuations in revenues less cost of revenues for the nine months ended September 30, 2016 compared to the same period in 2015, and attributes the fluctuations to various sources:

	Nine Months Ended September 30,
	Total	Percentage of Total
	(in millions)
Market volume	$13.3	29.8%
Market share	0.5	1.1%
Net capture	11.5	25.7%
Connectivity	13.2	29.5%
Proprietary market data	8.1	18.2%
Average British pound/U.S. dollar exchange rate	(5.0)	(11.2)%
Other	3.1	6.9%

Revenues less cost of revenues	$44.7	100.0%

  Transaction Fees Less Liquidity Payments and Routing and Clearing Costs

        Transaction fees less liquidity payments and routing and clearing costs increased in the nine months ended September 30, 2016 compared to the same period in 2015 primarily driven by an increase in U.S. Options net capture from $0.024 per contract in 2015 to $0.053 per contract in 2016 that resulted in a $10.0 million increase to transaction fees less liquidity payments and routing and clearing costs. Also contributing to the increase was a 7.2% increase in U.S. Equities market ADV that contributed $4.3 million and Global FX revenue of $5.0 million due to the Bats Hotspot acquisition in first quarter 2015. Offsetting these increases was a $3.6 million decrease due to the decreased value of the British pound in 2016.

  Market Data Fees

        Market data fees increased in the nine months ended September 30, 2016 compared to the same period in 2015 due to pricing changes in proprietary market data that were implemented in the third quarter of 2015 and first quarter of 2016 which contributed $7.4 million, an audit recovery of $1.4 million received from the U.S. Tape Plan in the first quarter 2016 and increased U.S. Options market share from 9.9% in 2015 to 11.0% in 2016 contributing $0.7 million in the nine months ended September 30, 2016.

  Connectivity Fees

        Connectivity fees and other revenues increased for the nine months ended September 30, 2016 compared to the same period in 2015, primarily due to U.S. Options and Global FX pricing changes to logical ports in the fourth quarter of 2015 and the third quarter of 2016, respectively, contributing $2.9 million and $1.2 million to the nine months ended September 30, 2016, respectively.

  Operating Expenses

        For the nine months ended September 30, 2016, operating expenses increased 2.5% compared to the nine months ended September 30, 2015, primarily driven by the Direct Edge acquisition synergies recognized in systems and data communication expenses offset by increased compensation and benefits expenses due to the Bats Hotspot acquisition in March 2015 and an increased global headcount of 16.0% from December 31, 2015 to September 30, 2016. The following summarizes changes in operating expenses for the nine months ended September 30, 2016, compared to the nine months ended September 30, 2015:

	Nine Months Ended September 30,
			Increase/ (Decrease)	Percent Change
	2016	2015
	(in millions, except percentages)
Operating expenses:
Compensation and benefits	$68.7	$58.4	$10.3	17.6%
Depreciation and amortization	31.2	28.5	2.7	9.5%
Systems and data communication	13.5	21.4	(7.9)	(36.9)%
Occupancy	2.1	2.4	(0.3)	(12.5)%
Professional and contract services	10.5	8.9	1.6	18.0%
Regulatory costs	8.6	8.6	—	—
Change in fair value of contingent consideration liability	2.2	1.7	0.5	29.4%
General and administrative	17.8	20.9	(3.1)	(14.8)%

Total operating expenses	$154.6	$150.8	$3.8	2.5%

  Compensation and Benefits

        Compensation and benefits increased for the nine months ended September 30, 2016 compared to the same period in 2015 primarily driven by increased global headcount from 281 associates as of September 30, 2015 to 326 associates as of September 30, 2016, offset by the timing of quarterly milestone bonuses achieved in 2016 compared to 2015. The Bats Hotspot acquisition in March 2015 also contributed to the increase for the nine months ended September 30, 2016.

  Depreciation and Amortization

        For the nine months ended September 30, 2016, depreciation and amortization increased primarily due to an increase in amortization recorded of $5.2 million for the intangible assets acquired with the Bats Hotspot acquisition in March 2015, offset by a $1.6 million decrease in the European Equities segment due to the intangible assets amortized using the cash flow method.

  Systems and Data Communication

        Systems and data communication costs decreased for the nine months ended September 30, 2016 against the prior year, primarily due to synergies achieved from the Direct Edge acquisition as the Direct Edge legacy data center space was terminated in the second quarter of 2015.

  Occupancy

        Occupancy expenses decreased for the nine months ended September 30, 2016 against the prior year, primarily driven by the termination of the lease of the Direct Edge office space in the second quarter of 2015.

  Professional and Contract Services

        For the nine months ended September 30, 2016, professional and contracted services fees increased due to $3.4 million of professional fees incurred in 2016 for the planned merger with CBOE Holdings and $3.0 million in IPO costs offset by $4.5 million in Bats Hotspot acquisition costs for the nine months ended September 30, 2015.

  General and Administrative

        General and administrative expenses decreased in the nine months ended September 30, 2016 compared to the same period in 2015 primarily due to a $6.0 million accelerated expense of legacy Direct Edge servers that were no longer being used after the Direct Edge technology integration in January 2015, offset by a $1.5 million VAT recovery recorded in 2015 and $0.6 million of additional services that occurred in 2016 in preparation of being a public company.

  Operating Income

        As a result of the items above, operating income for the nine months ended September 30, 2016 was $175.9 million compared to $135.0 million for the nine months ended September 30, 2015, an increase of $40.9 million, or 30.3%.

  Interest Expense, Net

        Interest expense, net decreased in the nine months ended September 30, 2016 compared to the same period in 2015 driven by a debt refinancing in 2016 and offset by the additional debt issued in March 2015 to finance the Bats Hotspot acquisition.

  Loss on extinguishment of debt

        With the refinancing of the debt in second quarter 2016, Bats recorded a $17.6 million loss on extinguishment of debt.

  Other Income

        Other income decreased for the nine months ended September 30, 2016 against the prior year due to the foreign currency gain on the revolving credit facility extinguished in March 2015.

  Income Before Income Tax Provision

        As a result of the above, income before income tax provision for nine months ended September 30, 2016 was $129.8 million, compared to $103.4 million for the nine months ended September 30, 2015, an increase of $26.4 million.

  Income Tax Provision

        For the nine months ended September 30, 2016, income tax provision was $53.3 million compared to $42.9 million for the nine months ended September 30, 2015. The effective tax rate for the nine months ended September 30, 2016 was 41.1% compared to 41.5% for the same period in 2015. The decrease was primarily due to a lower state tax rate.

        Bats is investigating a potential change in its foreign holding company structure. Should this change happen, its future effective tax rate could be impacted and Bats could incur a material expenditure as a result.

  Net Income

        As a result of the items above, net income for the nine months ended September 30, 2016 was $76.5 million compared to $60.5 million for the nine months ended September 30, 2015, an increase of $16.0 million.

  Segment Operating Results

        The following summarizes Bats' total revenues by segment:

				Percentage of Total Revenues
	Nine Months Ended September 30,			Nine Months Ended September 30,
			Percent Change
	2016	2015		2016	2015
	(in millions)
U.S. Equities	$1,105.4	$1,034.6	6.8%	77.9%	77.5%
European Equities	82.5	90.1	(8.4)%	5.8%	6.7%
U.S. Options	200.7	187.3	7.2%	14.1%	14.0%
Global FX	29.8	23.2	28.4%	2.2%	1.8%

Total revenues	$1,418.4	$1,335.2	6.2%	100.0%	100.0%

        The following summarizes Bats' revenues less cost of revenues by segment:

				Percentage of Revenues Less Cost of Revenues
	Nine Months Ended September 30,			Nine Months Ended September 30,
			Percent Change
	2016	2015		2016	2015
U.S. Equities	$216.2	$193.8	11.6%	65.4%	67.8%
European Equities	52.4	50.9	2.9%	15.9%	17.8%
U.S. Options	32.1	17.9	79.3%	9.7%	6.3%
Global FX	29.8	23.2	28.4%	9.0%	8.1%

Total revenues less cost of revenues	$330.5	$285.8	15.6%	100.0%	100.0%

  U.S. Equities

        The following summarizes revenues, cost of revenues, operating expenses and operating income for Bats' U.S. Equities segment:

				Percentage of Total Revenues
	Nine Months Ended September 30,			Nine Months Ended September 30,
			Percent Change
	2016	2015		2016	2015
	(in millions, except percentages, trading days and as noted below)
Revenues:
Transaction fees	$737.3	$699.5	5.4%	52.0%	52.4%
Regulatory transaction fees	217.3	202.4	7.4%	15.3%	15.2%
Market data fees	95.4	86.7	10.0%	6.7%	6.5%
Connectivity fees and other	55.4	46.0	20.4%	3.9%	3.4%

Total revenues	1,105.4	1,034.6	6.8%	77.9%	77.5%
Cost of revenues:
Liquidity payments	642.0	605.0	6.1%	45.3%	45.3%
Section 31 fees	217.3	202.4	7.4%	15.3%	15.2%
Routing and clearing	29.9	33.4	(10.5)%	2.1%	2.5%

Total cost of revenues	889.2	840.8	5.8%	62.7%	63.0%

Revenues less cost of revenues	216.2	193.8	11.6%	15.2%	14.5%
Operating expenses	70.4	86.9	(19.0)%	5.0%	6.5%

Operating income	$145.8	$106.9	36.4%	10.2%	8.0%

EBITDA(1)	$158.6	$120.8	31.3%	11.2%	9.0%
EBITDA margin(2)	73.4%	62.3%	*	*	*
Normalized EBITDA(1)	$158.8	$121.0	31.2%	11.2%	9.1%
Normalized EBITDA margin(2)	73.5%	62.4%	*	*	*
ADV (in billions):
Matched shares	1.6	1.5	6.7%	*	*
Routed shares	—	—	—	*	*

Total touched shares	1.6	1.5	6.7%	*	*
Market ADV	7.4	6.9	7.2%	*	*
Trading days	189	188	0.5%	*	*
Bats ETPs (in billions of shares)	76	68	11.8%	*	*
Bats ETPs: launches (number of launches)	47	7	571.4%	*	*
Bats ETPs: listings (number of listings)	103	33	212.1%	*	*
Market share	20.8%	21.1%	*	*	*
ETPs: launches market share	24.6%	3.3%	*	*	*
Net capture per one hundred touched shares	$0.021	$0.021	—	*	*

*
Not meaningful

(1)
EBITDA is defined as income before interest, income taxes, depreciation and amortization. Normalized EBITDA is defined as EBITDA before acquisition-related costs, IPO costs, tax restructuring costs, loss on extinguishment of debt, debt restructuring costs and gain on extinguishment of revolving credit facility. EBITDA and Normalized EBITDA do not represent, and should not be considered as, alternatives to net income or cash flows from operations, each as determined in accordance with U.S. GAAP. Bats has presented EBITDA and Normalized EBITDA because it considers them important supplemental measures of its performance and believe that they are frequently used by analysts, investors and other interested parties in the evaluation of companies. In addition, Bats uses Normalized EBITDA as a measure of operating performance for preparation of its forecasts, evaluating its leverage ratio for the debt to earnings covenant included in its outstanding credit facility and calculating employee and executive bonuses. Other companies may calculate EBITDA and Normalized EBITDA differently than Bats does. EBITDA and Normalized EBITDA have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of Bats' results as reported under U.S. GAAP.

  The following is a reconciliation of net income to EBITDA and Normalized EBITDA:

	Nine Months Ended September 30,
	2016						2015
	U.S. Equities	European Equities	U.S. Options	Global FX	Corporate	Total	U.S. Equities	European Equities	U.S. Options	Global FX	Corporate	Total
Net income (loss)	$143.5	$22.0	$15.0	$(3.2)	$(100.8)	$76.5	$106.4	$26.8	$7.2	$(3.6)	$(76.3)	$60.5
Interest	—	—	—	—	29.9	29.9	—	—	—	—	34.2	34.2
Income tax provision	2.3	5.3	—	—	45.7	53.3	0.6	—	—	—	42.3	42.9
Depreciation and amortization	12.8	4.6	1.5	12.3	—	31.2	13.8	6.2	1.4	7.1	—	28.5

EBITDA	158.6	31.9	16.5	9.1	(25.2)	190.9	120.8	33.0	8.6	3.5	0.2	166.1
Acquisition-related costs	0.2	—	—	2.3	3.4	5.9	0.2	—	—	6.4	(0.2)	6.4
IPO costs	—	—	—	—	3.0	3.0	—	—	—	—	0.5	0.5
Tax restructuring costs	—	—	—	—	0.2	0.2	—	—	—	—	—	—
Loss on extinguishment of debt	—	—	—	—	17.6	17.6	—	—	—	—	—	—
Debt restructuring	—	—	—	—	—	—	—	—	—	—	0.5	0.5
Gain on extinguishment of revolving credit facility	—	—	—	—	—	—	—	—	—	—	(1.0)	(1.0)

Normalized EBITDA	$158.8	$31.9	$16.5	$11.4	$(1.0)	$217.6	$121.0	$33.0	$8.6	$9.9	$—	$172.5

(2)
EBITDA margin represents EBITDA divided by revenues less cost of revenues while Normalized EBITDA margin represents Normalized EBITDA divided by revenues less cost of revenues. Bats uses the non-GAAP measure of EBITDA margin and Normalized EBITDA margin to measure its performance and believes it is frequently used by analysts, investors and other interested parties in the evaluation of performance.

        For the nine months ended September 30, 2016, U.S. Equities operating income increased $38.9 million to $145.8 million compared to the same period in 2015. The increase in revenues less cost of revenues was driven by a pricing change in proprietary market data in first quarter 2016 and incremental revenue from the ETF.com acquisition in April 2016. The decrease in operating expenses for the nine months ended September 30, 2016 compared to the same period in 2015 was driven by synergies from the Direct Edge acquisition and an expense acceleration in the first quarter of 2015 of $6.0 million for the retirement of legacy Direct Edge leased servers.

  European Equities

        The following summarizes revenues, cost of revenues, operating expenses and operating income for Bats' European Equities segment:

				Percentage of Total Revenues
	Nine Months Ended September 30,			Nine Months Ended September 30,
			Percent Change
	2016	2015		2016	2015
	(in millions, except percentages, trading days and as noted below)
Revenues:
Transaction fees	$65.0	$75.1	(13.4)%	4.6%	5.6%
Market data fees	7.7	7.0	10.0%	0.5%	0.5%
Connectivity fees and other	9.8	8.0	22.5%	0.7%	0.6%

Total revenues	82.5	90.1	(8.4)%	5.8%	6.7%
Cost of revenues:
Liquidity payments	30.1	39.2	(23.2)%	2.1%	2.9%

Total cost of revenues	30.1	39.2	(23.2)%	2.1%	2.9%

Revenues less cost of revenues	52.4	50.9	2.9%	3.7%	3.8%
Operating expenses	26.5	25.1	5.6%	1.9%	1.9%

Operating income	$25.9	$25.8	—	1.8%	1.9%

EBITDA(1)	$31.9	$33.0	(3.3)%	2.2%	2.5%
EBITDA margin(2)	60.9%	64.8%	*	*	*
Normalized EBITDA(1)	$31.9	$33.0	(3.3)%	2.2%	2.5%
Normalized EBITDA margin(2)	60.9%	64.8%	*	*	*
ADNV (in billions):
Matched and touched ADNV	€10.8	€12.7	(15.0)%	*	*
Market ADNV	€46.6	€52.4	(11.1)%	*	*
Trading days	193	192	0.5%	*	*
Market share	23.2%	24.2%	*	*	*
Net capture per matched notional value (in basis points)	0.150	0.132	13.6%	*	*
Average British pound/U.S. dollar exchange rate	$1.393	$1.532	(9.1)%	*	*
Average Euro/British pound exchange rate	£0.800	£0.727	10.0%	*	*

*
Not meaningful

(1)
See footnote (1) to the table under "—U.S. Equities" above for an explanation of EBITDA and Normalized EBITDA and a reconciliation of net income to EBITDA and Normalized EBITDA.

(2)
EBITDA margin represents EBITDA divided by revenues less cost of revenues, and Normalized EBITDA margin represents Normalized EBITDA divided by revenues less cost of revenues. Bats uses the non-GAAP measure of EBITDA margin and Normalized EBITDA margin to measure its performance and believes it is frequently used by analysts, investors and other interested parties in the evaluation of performance.

        To illustrate the growth without the effect of the exchange rates in Bats' European Equities segment the following table shows revenues, cost of revenues, operating expenses and operating loss for Bats' European Equities segment in British pounds:

	Nine Months Ended September 30,
			Percent Change
	2016	2015
	(in millions)
Transaction fees	£46.7	£49.0	(4.7)%
Market data	5.5	4.6	19.6%
Other	6.9	5.2	32.7%

Revenues	59.1	58.8	0.5%
Liquidity payments	21.4	25.5	(16.1)%
Routing and clearing	0.1	0.1	—

Cost of revenues	21.5	25.6	(16.0)%

Revenues less cost of revenues	37.6	33.2	13.3%
Operating expenses	19.1	16.4	16.5%

Operating income	£18.5	£16.8	10.1%

EBITDA(1)	£23.9	£23.1	3.5%
Normalized EBITDA(1)	£23.9	£23.1	3.5%

(1)
See footnote (1) to the table under "—U.S. Equities" above for an explanation of EBITDA and Normalized EBITDA and a reconciliation of net income to EBITDA and Normalized EBITDA. See below for a reconciliation of net income to EBITDA and Normalized EBITDA in British pounds:

	Nine Months Ended September 30,
			Percent Change
	2016	2015
	(in millions)
Net income	£16.8	£19.1	(12.0)%
Interest	(0.1)	(0.1)	—
Income tax provision	3.9	—	*
Depreciation and amortization	3.3	4.1	(19.5)%

EBITDA	23.9	23.1	3.5%
Acquisition-related costs	—	—	—
IPO costs	—	—	—
Loss on extinguishment of debt	—	—	—
Debt restructuring	—	—	—
Gain on extinguishment of revolving credit facility	—	—	—

Normalized EBITDA	£23.9	£23.1	3.5%

        For the nine months ended September 30, 2016, the European Equities segment's operating income increased $0.1 million compared to the nine months ended September 30, 2015. Revenues less cost of revenues increased $1.5 million in the nine months ended September 30, 2016 against the prior year driven by a 13.6% increase in net capture offset by a $5.0 million decrease due to the decreased value of the British pound. The increase in revenues less cost of revenues was also offset by increased compensation and benefit costs in the nine months ended September 30, 2016 and the $1.5 million value-added tax recovery recorded in the nine months ended September 30, 2015.

  U.S. Options

        The following summarizes revenues, cost of revenues, operating expenses and operating income for Bats' U.S. Options segment:

				Percentage of Total Revenues
	Nine Months Ended September 30,			Nine Months Ended September 30,
			Percent Change
	2016	2015		2016	2015
	(in millions, except percentages, trading days and as noted below)
Revenues:
Transaction fees	$180.6	$172.3	4.8%	12.7%	12.9%
Regulatory transaction fees	5.5	4.6	19.6%	0.4%	0.3%
Market data fees	6.8	5.7	19.3%	0.5%	0.4%
Connectivity fees and other	7.8	4.7	66.0%	0.5%	0.4%

Total revenues	$200.7	$187.3	7.2%	14.1%	14.0%
Cost of revenues:
Liquidity payments	160.4	161.6	(0.7)%	11.3%	12.1%
Section 31 fees	5.5	4.6	19.6%	0.4%	0.3%
Routing and clearing	2.7	3.2	(15.6)%	0.2%	0.3%

Total cost of revenues	168.6	169.4	(0.5)%	11.9%	12.7%

Revenues less cost of revenues	32.1	17.9	79.3%	2.2%	1.3%
Operating expenses	17.1	10.7	59.8%	1.2%	0.8%

Operating income	$15.0	$7.2	108.3%	1.0%	0.5%

EBITDA(1)	$16.5	$8.6	91.9%	1.2%	0.6%
EBITDA margin(2)	51.4%	48.0%	*	*	*
Normalized EBITDA(1)	$16.5	$8.6	91.9%	1.2%	0.6%
Normalized EBITDA margin(2)	51.4%	48.0%	*	*	*
ADV (in millions):
Matched contracts	1.7	1.6	6.2%	*	*
Routed contracts	—	—	*	*	*

Total touched contracts	1.7	1.6	6.2%	*	*
Market ADV	15.8	16.3	(3.1)%	*	*
Trading days	189	188	0.5%	*	*
Market share	11.0%	9.9%	*	*	*
Net capture per touched contract	$0.053	$0.024	120.8%	*	*

*
Not meaningful

(1)
See footnote (1) to the table under "—U.S. Equities" above for an explanation of EBITDA and Normalized EBITDA and a reconciliation of net income to EBITDA and Normalized EBITDA.

(2)
EBITDA margin represents EBITDA divided by revenues less cost of revenues, and Normalized EBITDA margin represents Normalized EBITDA divided by revenues less cost of revenues. Bats uses the non-GAAP measure of EBITDA margin and Normalized EBITDA margin to measure its performance and believes it is frequently used by analysts, investors and other interested parties in the evaluation of performance.

        For the nine months ended September 30, 2016, the U.S. Options segment's operating income increased $7.8 million to $15.0 million compared to the nine months ended September 30, 2015. Revenues less cost of revenues increased $14.2 million for the nine months ended September 30, 2016 compared to the same period in 2015, primarily driven by increased net capture from $0.024 per contract to $0.053 per contract. Operating expenses increased $6.4 million for the nine months ended September 30, 2016 primarily driven by increases in compensation and benefit expense due to the launch of the second Options book (EDGX Options) in November 2015.

  Global FX

        The following summarizes revenues, cost of revenues, operating expenses and operating income for Bats' Global FX segment:

				Percentage of Total Revenues
	Nine Months Ended September 30,			Nine Months Ended September 30,
			Percent Change
	2016	2015		2016	2015
	(in millions, except percentages and as noted below)
Revenues:
Transaction fees	$28.2	$23.2	21.6%	2.0%	1.7%
Market data fees	0.2	—	*	—	—
Connectivity fees and other	1.4	—	*	0.1%	—

Total revenues	29.8	23.2	28.4%	2.1%	1.7%
Cost of revenues:
Total cost of revenues	—	—	*	—	—

Revenues less cost of revenues	29.8	23.2	28.4%	2.1%	1.7%
Operating expenses	33.1	27.2	21.7%	2.3%	2.0%

Operating loss	$(3.3)	$(4.0)	17.5%	(0.2)%	(0.3)%

EBITDA(1)	$9.1	$3.5	160.0%	0.6%	0.3%
EBITDA margin(2)	30.5%	15.1%	*	*	*
Normalized EBITDA(1)	$11.4	$9.9	15.2%	0.8%	0.7%
Normalized EBITDA margin(2)	38.3%	42.7%	*	*	*
ADNV (in billions)	$27.0	$26.9	0.4%	*	*
Net capture per one million dollars traded	$2.68	$3.00	(10.7)%	*	*
Trading days	195	144	35.4%	*	*

*
Not meaningful

(1)
See footnote (1) to the table under "—U.S. Equities" above for an explanation of EBITDA and Normalized EBITDA and a reconciliation of net income to EBITDA and Normalized EBITDA.

(2)
EBITDA margin represents EBITDA divided by revenues less cost of revenues, and Normalized EBITDA margin represents Normalized EBITDA divided by revenues less cost of revenues. Bats uses the non-GAAP measure of EBITDA margin and Normalized EBITDA margin to measure its performance and believes it is frequently used by analysts, investors and other interested parties in the evaluation of performance.

        For the nine months ended September 30, 2016 compared to the same period in 2015, the Global FX segment's operating loss decreased $0.7 million as a 10.7% decrease in net capture was offset by additional revenues due to the Bats Hotspot acquisition in March 2015.

Comparison of Years Ended December 31, 2015 and 2014

  Overview

        The following summarizes changes in financial performance for the year ended December 31, 2015, compared to the year ended December 31, 2014:

	Year Ended December 31,
			Increase/ (Decrease)	Percent Change
	2015	2014
	(in millions, except percentages, trading days, earnings per share and as noted below)
Total revenues	$1,778.7	$1,458.2	$320.5	22.0%
Total cost of revenues	1,394.3	1,150.7	243.6	21.2%

Revenues less cost of revenues	384.4	307.5	76.9	25.0%
Total operating expenses	202.1	187.9	14.2	7.6%

Operating income	182.3	119.6	62.7	52.4%

Income before income tax provision	138.7	80.3	58.4	72.7%
Income tax provision	56.5	31.1	25.4	81.7%

Net income	$82.2	$49.2	$33.0	67.1%

EBITDA(1)	$226.1	$136.0	$90.1	66.3%
EBITDA margin(2)	58.8%	44.2%	14.6%	*
Normalized EBITDA(1)	$235.3	$168.1	$67.2	40.0%
Normalized EBITDA margin(3)	61.2%	54.7%	6.5%	*
Adjusted earnings(4)	$103.6	$75.2	$28.4	37.8%
Adjusted earnings margin(5)	27.0%	24.5%	2.5%	*
Diluted adjusted earnings per share(6)	$3.17	$2.37	$0.8	33.8%
U.S. Equities:
ADV:
Matched shares ADV (in billions)	1.5	1.2	0.3	25.0%
Routed shares ADV (in billions)	0.1	0.1	—	—

Total touched shares (in billions)	1.6	1.3	0.3	23.1%

Market ADV (in billions)	6.9	6.4	0.5	7.8%
Trading days	252	252	—	—
Bats ETPs (in billions of shares)	0.4	0.3	0.1	33.3%
Bats ETPs: launches (number of launches)	26	5	21	420.0%
Bats ETPs: listings (number of listings)	56	28	28	100.0%
European Equities:
ADNV:
Matched and touched ADNV (in billions)	€12.4	€8.6	€3.8	44.2%
Market ADNV (in billions)	50.8	39.7	11.1	28.0%
Trading days	257	256	1	0.4%
Average Euro/British pound exchange rate	£0.7263	£0.8062	£(0.0799)	(9.9)%
U.S. Options:
ADV:
Matched contracts ADV	1.5	0.8	0.7	87.5%
Routed contracts ADV	0.1	—	0.1	*

Total touched contracts	1.6	0.8	0.8	100.0%

Market ADV	16.1	16.6	(0.5)	(3.0)%
Trading days	252	252	—	—
Global FX:
ADNV (in billions)	$25.8	*	*	*
Trading days	209	*	*	*

	Year Ended December 31,
			Increase/ (Decrease)	Percent Change
	2015	2014
	(in millions, except percentages, trading days, earnings per share and as noted below)
Market share:
U.S. Equities	21.1%	19.4%	1.7%	*
ETPs	22.4%	22.2%	0.2%	*
ETPs: launches	10.1%	2.5%	7.6%	*
ETPs: listings	3.1%	1.7%	1.4%	*
European Equities	24.4%	21.6%	2.8%	*
U.S. Options	9.6%	4.8%	4.8%	*
Net capture:
U.S. Equities (net capture per one hundred touched shares)	$0.021	$0.022	$(0.001)	(4.5)%
European Equities (net capture per matched notional value in basis points)	0.133	0.162	(0.029)	(17.9)%
U.S. Options (net capture per touched contract)	$0.030	$0.046	$(0.016)	(34.8)%
Global FX (net capture per one million dollars traded)	$2.95	*	*	*
Average British pound/U.S. dollar exchange rate	$1.5283	$1.6476	$(0.1193)	(7.2)%

(1)
"EBITDA" is defined as income before interest, income taxes, depreciation and amortization. Normalized EBITDA is defined as EBITDA before acquisition-related costs, IPO costs, loss of extinguishment of debt, debt restructuring costs, and gain on extinguishment of revolving credit facility. EBITDA and Normalized EBITDA do not represent, and should not be considered as, alternatives to net income or cash flows from operations, each as determined in accordance with U.S. GAAP. Bats has presented EBITDA and Normalized EBITDA because Bats considers them important supplemental measures of its performance and believes that they are frequently used by analysts, investors and other interested parties in the evaluation of companies. In addition, Bats uses Normalized EBITDA as a measure of operating performance for preparation of its forecasts, evaluating its leverage ratio for the debt to earnings covenant included in its outstanding credit facility and calculating employee and executive bonuses. Other companies may calculate EBITDA and Normalized EBITDA differently than Bats does. EBITDA and Normalized EBITDA have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of Bats' results as reported under U.S. GAAP.

The following is a reconciliation of net income to EBITDA and Normalized EBITDA:

	Year Ended December 31,
	2015	2014
	(in millions)
Net income	$82.2	$49.2
Interest	46.6	27.3
Income tax provision	56.5	31.1
Depreciation and amortization	40.8	28.4

EBITDA	226.1	136.0
Acquisition-related costs	8.2	18.5
IPO costs	1.5	—
Loss on extinguishment of debt	—	13.6
Debt restructuring	0.5	—
Gain on extinguishment of revolving credit facility	(1.0)	—

Normalized EBITDA	$235.3	$168.1

(2)
EBITDA margin represents EBITDA divided by revenues less cost of revenues.

(3)
Normalized EBITDA margin represents Normalized EBITDA divided by revenues less cost of revenues.

(4)
"Adjusted earnings" is defined as net income adjusted for amortization, acquisition-related costs, IPO costs, loss on extinguishment of debt, debt restructuring costs and gain on extinguishment of revolving credit facility, net of the income tax effects of these adjustments. Adjusted earnings does not represent, and should not be considered as, an alternative to net income, as determined in accordance with U.S. GAAP. Bats has presented adjusted earnings because it considers it an important supplemental measure of its performance and Bats uses it as the basis for monitoring its own core operating financial performance relative to other operators of electronic exchanges. Bats also believes that it is frequently used by analysts, investors and other interested parties in the evaluation of companies. Bats believes that investors may find this non-GAAP measure useful in evaluating its performance compared to that of peer companies in its industry. Other companies may calculate adjusted earnings differently than Bats does. Adjusted earnings has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of Bats' results as reported under U.S. GAAP.

The following is a reconciliation of net income to adjusted earnings:

	Year Ended December 31,
	2015	2014
	(in millions)
Net income	$82.2	$49.2
Amortization	26.9	10.3
Tax effect of amortization	(11.0)	(4.0)
Acquisition-related costs	8.2	18.5
IPO costs	1.5	—
Loss on extinguishment of debt	—	13.6
Debt restructuring	0.5	—
Gain on extinguishment of revolving credit facility	(1.0)	—
Tax effect of other items	(3.7)	(12.4)

Adjusted earnings	$103.6	$75.2

(5)
Adjusted earnings margin represents adjusted earnings divided by revenues less cost of revenues.

(6)
Diluted adjusted earnings per share represents adjusted earnings divided by diluted weighted average shares outstanding.

  Revenues

        Total revenues for the year ended December 31, 2015 were $1,778.7 million, an increase of $320.5 million, or 22.0%, compared to the year ended December 31, 2014, reflecting, in part, higher transaction fees due to higher market share, up to 9.6%, in Bats' U.S. Options segment and up to 21.1% in its U.S. Equities segment. The incremental revenue from the Bats Hotspot acquisition of

$31.8 million also contributed to the increase. The following summarizes changes in revenues for the year ended December 31, 2015, compared to the year ended December 31, 2014:

	Year Ended December 31,
			Increase/ Decrease	Percent Change
	2015	2014
	(in millions, except percentages)
Transaction fees	$1,290.2	$1,009.9	$280.3	27.8%
Regulatory transaction fees	275.7	272.0	3.7	1.4%
Market data fees	131.0	110.3	20.7	18.8%
Port fees and other	81.8	66.0	15.8	23.9%

Total revenues	$1,778.7	$1,458.2	$320.5	22.0%

  Transaction Fees

        Transaction fees increased $280.3 million, or 27.8%, to $1,290.2 million for the year ended December 31, 2015, representing 72.5% of total revenues, compared with $1,009.9 million for the prior year, or 69.3% of total revenues. This increase in transaction fees was largely driven by Bats' U.S. Options segment where transaction fees increased $108.0 million due to increased market share, from 4.8% in 2014 to 9.6% in 2015. The U.S. Equities segment contributed $122.5 million to the increase driven by a 7.8% increase in market volumes. The European Equities segment's transaction fees increased $18.0 million in 2015 as market ADNV increased 28.2% over 2014. The Global FX segment also contributed $31.8 million to 2015 due to the Bats Hotspot acquisition in March 2015.

  Regulatory Transaction Fees

        Regulatory transaction fees increased $3.7 million, or 1.4%, to $275.7 million for the year ended December 31, 2015, representing 15.5% of total revenues, compared with $272.0 million for the prior year, or 18.7% of total revenues. This increase was largely driven by a 7.8% increase in U.S. Equities market ADV. Additionally, with the increased market share in U.S. Options, additional regulatory fees of $2.8 million were recognized. Offsetting these increases was a decrease in the Section 31 rate charged, from $22.10 per million notional value traded beginning in the first quarter 2014 to $18.40 per million notional value traded beginning in first quarter 2015.

  Market Data Fees

        Market data fees increased $20.7 million, or 18.8%, to $131.0 million for the year ended December 31, 2015, representing 7.4% of total revenues, compared with $110.3 million for the prior year, or 7.6% of total revenues. This increase was largely driven by an additional month of Direct Edge activity recorded in 2015 and an 7.2% increase in the U.S. tape plan pool size from 2014 to 2015 primarily due to price increases in January 2015, contributing $3.6 million and $6.7 million to the increase, respectively. Bats also received approximately $3.1 million in audit recoveries from the U.S. tape plans in 2015. The U.S. Options segment also contributed $3.6 million to the increase as market share increased to 9.6% in 2015 from 4.8% in 2014.

  Port Fees and Other

        Port fees and other revenues increased $15.8 million, or 23.9%, to $81.8 million for the year ended December 31, 2015, compared with $66.0 million for the year ended December 31, 2014. This increase was driven by a U.S. Equities pricing change to logical ports in second quarter 2015 contributing $12.3 million in 2015. Also contributing to the increase was $2.1 million of additional revenue recorded due to the additional month of Direct Edge activity included in 2015.

  Cost of Revenues

        Cost of revenues increased $243.6 million, or 21.2%, to $1,394.3 million for the year ended December 31, 2015 from $1,150.7 million for the year ended December 31, 2014. The increase was primarily due to a 7.8% increase in U.S. equities market ADV in 2015 and the increase in Bats' U.S. Equities segment market share from 19.4% in 2014 to 21.1% in 2015. Bats' U.S. Options segment market share also increased from 4.8% in 2014 to 9.6% in 2015, increasing liquidity payments. The following summarizes changes in cost of revenues for the year ended December 31, 2015 compared to the prior year:

	Year Ended December 31,
			Increase/ Decrease	Percent Change
	2015	2014
	(in millions, except percentages)
Liquidity payments	$1,070.7	$831.4	$239.3	28.8%
Section 31 fees	275.7	272.0	3.7	1.4%
Routing and clearing	47.9	47.3	0.6	1.3%

Total	$1,394.3	$1,150.7	$243.6	21.2%

  Liquidity Payments

        Liquidity payments increased $239.3 million, or 28.8%, to $1,070.7 million for the year ended December 31, 2015, representing 60.2% of total revenues, compared with $831.4 million for the prior year, or 57.0% of total revenues. The U.S. Equities segment contributed $118.3 million to the increase, driven by $23.5 million from the additional month of Direct Edge activity and a 7.8% increase in U.S. equities market volumes. The U.S. Options segment liquidity payments increased $103.0 million, primarily driven by increased rebate payments due to increased market share. The European Equities segment liquidity payments increased $18.0 million driven by a 28.0% increase in market ADNV.

  Section 31 Fees

        Section 31 fees increased $3.7 million, or 1.4%, to $275.7 million for the year ended December 31, 2015, representing 15.5% of total revenues, compared with $272.0 million for the prior year or 18.7% of total revenues for the reasons stated previously under "—Components of Revenues—Regulatory Transaction Fees."

  Routing and Clearing

        Routing and clearing fees increased $0.6 million, or 1.3%, to $47.9 million for the year ended December 31, 2015, representing 2.7% of total revenues, compared with $47.3 million for the prior year, or 3.2% of total revenues. This decrease in routing and clearing fees was driven by a decrease of the routed percentage on Bats' U.S. Equities markets from 7.4% in 2014 to 6.3% in 2015 and an 8.9% decrease in routed fees per contract in the U.S. Options segment.

  Revenues Less Cost of Revenues

        Revenues less cost of revenues increased $76.9 million, or 25.0%, to $384.4 million for the year ended December 31, 2015 compared to $307.5 million for the year ended December 31, 2014, primarily as a result of the Bats Hotspot acquisition contributing $31.8 million to revenues less cost of revenues and an increase in market data revenue in the U.S. Equities segment, driven by U.S. tape plan pricing increases put into effect in January 2015 and an increase in market share from 19.4% in 2014 to 21.1% in 2015 primarily driven by the Direct Edge acquisition on January 31, 2014.

        The following summarizes the components of revenues less cost of revenues for the year ended December 31, 2015, presented as a percentage of revenues less cost of revenues and compared to the prior year:

				Percentage of Revenues Less Cost of Revenues
	Year Ended December 31,			Year Ended December 31,
			Percent Change
	2015	2014		2015	2014
	(in millions)
Transaction fees less liquidity payments and routing and clearing costs	$171.6	$131.2	30.8%	44.6%	42.7%
Market data fees	131.0	110.3	18.8%	34.1%	35.9%
Port fees	81.8	66.0	23.9%	21.3%	21.4%

Revenues less cost of revenues	$384.4	$307.5	25.0%	100.0%	100.0%

  Fluctuations in Revenues Less Cost of Revenues

        Fluctuations in revenues less cost of revenues are driven by various factors. Volume variances are driven by changes in overall industry volume and Bats' share of those volumes, while net capture variances are driven primarily by pricing changes. The following summarizes the fluctuations in revenues less cost of revenues for the year ended December 31, 2015 and attributes the fluctuations to various sources:

	Total	Percentage of Total
	(in millions)
Market volume	$17.2	22.4%
Market share	41.1	53.4%
Net capture	(24.1	(31.3)%
Bats Hotspot acquisition	31.8	41.4%
Other	10.9	14.1%

Revenues less cost of revenues	$76.9	100.0%

  Transaction Fees Less Liquidity Payments and Routing and Clearing Costs

        Transaction fees less liquidity payments and routing and clearing costs increased $40.4 million, or 30.8%, to $171.6 million for the year ended December 31, 2015, representing 44.6% of revenues less cost of revenues, compared with $131.2 million for the prior year, or 42.7% of revenues less cost of revenues. The increase was primarily driven by Global FX revenue of $31.8 million due to the acquisition of Bats Hotspot in first quarter 2015, an increase in Bats' market share in the U.S. Equities segment from 19.4% in 2014 to 21.1% in 2015, and a 7.8% increase in market ADV in U.S. Equities that contributed $6.5 million and increased market share in the U.S. Options segment that contributed $9.2 million. This was offset by decreased net capture in U.S. Options and European Equities with a $6.6 million and $12.1 million impact, respectively. U.S. Options net capture decreased 34.8% from $0.046 per touched contract in 2014 to $0.030 per touched contract in 2015. European Equities net capture per matched notional value decreased 17.9% from 0.164 basis points in 2014 to 0.133 basis points in 2015, as higher market volumes and market share lifted customers into higher rebate tiers.

  Market Data Fees

        Market data fees increased $20.7 million, or 18.8%, to $131.0 million for the year ended December 31, 2015, representing 34.1% of revenues less cost of revenues, compared with $110.3 million for the prior year, or 35.9% of revenues less cost of revenues. For purposes of calculating these percentages, Bats has not attributed any incremental costs associated with providing trading and quoting information to the U.S. tape plans. This increase was driven primarily by a 7.2% increase in the U.S. tape plan pool size due to a price increase in January 2015, along with increased U.S. Equities and U.S. Options market share, up from 19.4% in 2014 to 21.1% in 2015 and up from 4.8% in 2014 to 9.6% in 2015, respectively.

  Port Fees

        Port fees increased $15.8 million, or 23.9%, to $81.8 million for the year ended December 31, 2015, representing 21.3% of revenues less cost of revenues, compared with $66.0 million for the prior year, or 21.4% of revenues less cost of revenues. This increase was due to the U.S. Equities logical port fee pricing changes for logical ports in second quarter 2015 along with an additional month of Direct Edge activity.

  Operating Expenses

        Total operating expenses increased $14.2 million, or 7.6%, to $202.1 million for the year ended December 31, 2015, compared with $187.9 million for the year ended December 31, 2014. The increase over the prior year was primarily due to the acquisition of Bats Hotspot, contributing $38.4 million in operating expenses in 2015. Offsetting this increase was a $31.2 million decrease in operating expenses in the U.S. Equities segment due to realized synergies in 2015 from the Direct Edge acquisition. The following summarizes changes in operating expenses for the year ended December 31, 2015, compared to the prior year:

	Year Ended December 31,
			Increase/ Decrease	Percent Change
	2015	2014
	(in millions)
Operating Expenses:
Compensation and benefits	$79.7	$87.0	$(7.3)	(8.4)%
Depreciation and amortization	40.8	28.4	12.4	43.7%
Systems and data communication	27.2	23.5	3.7	15.7%
Occupancy	3.1	4.2	(1.1)	(26.2)%
Professional and contract services	11.1	6.5	4.6	70.8%
Regulatory costs	11.1	12.1	(1.0)	(8.3)%
Change in fair value of contingent consideration liability	2.8	—	2.8	*
General and administrative	26.3	26.2	0.1	0.4%

Total operating expenses	$202.1	$187.9	$14.2	7.6%

  Compensation and Benefits

        Compensation and benefits decreased by $7.3 million, or 8.4%, to $79.7 million for the year ended December 31, 2015, representing 4.5% of total revenues, compared with $87.0 million for the prior year, or 6.0% of total revenues. This decrease was driven by severance and retention expense recognized in 2014 related to the Direct Edge acquisition, and having fewer employees, offset by annual merit increases in fourth quarter 2014 and the additional Global FX compensation of $14.5 million driven by the Bats Hotspot acquisition in March 2015. As a result of the Direct Edge technology integration in January 2015, 57 employees were terminated in first quarter 2015.

  Depreciation and Amortization

        Depreciation and amortization increased by $12.4 million, or 43.7%, to $40.8 million for the year ended December 31, 2015, compared with $28.4 million for the year ended December 31, 2014, primarily reflecting the additional amortization recorded for the intangible assets acquired with the Bats Hotspot acquisition in March 2015 of $12.3 million.

  Systems and Data Communication

        Systems and data communication costs increased by $3.7 million, or 15.7%, to $27.2 million for the year ended December 31, 2015, compared with $23.5 million for the year ended December 31, 2014. The increase was primarily due to a $4.1 million acceleration of expense for the legacy Direct Edge data center agreement terminated early in 2015.

  Occupancy

        Occupancy expenses decreased $1.1 million, or 26.2%, to $3.1 million for the year ended December 31, 2015, compared with $4.2 million for the year ended December 31, 2014. This decrease was primarily driven by the termination of the lease of the Direct Edge office space in the fourth quarter of 2014.

  Professional and Contract Services

        Professional and contract services fees increased by $4.6 million, or 70.8%, to $11.1 million for the year ended December 31, 2015, compared with $6.5 million for the prior year. The increase was primarily due to professional fees incurred in 2015 related to the Bats Hotspot acquisition and the services rendered in preparation of being a public company.

  Regulatory Costs

        Regulatory costs decreased $1.0 million to $11.1 million for the year ended December 31, 2015 compared with $12.1 million for the year ended December 31, 2014 driven by the end of the transition of regulatory service agreement vendors.

  Change in Fair Value of Contingent Consideration Liability

        Change in fair value of contingent consideration liability was $2.8 million for the year ended December 31, 2015, due to the fair value adjustment of the contingent consideration liability recorded with the acquisition of Bats Hotspot in March 2015.

  General and Administrative

        General and administrative expenses increased by $0.1 million, or 0.4%, to $26.3 million for the year ended December 31, 2015, compared with $26.2 million for the prior year. This increase was due primarily to the $6.0 million accelerated expense of legacy Direct Edge servers that are no longer being used after the Direct Edge technology integration in January 2015 and a $1.2 million reserve for sale taxes for certain physical and logical ports, offset by a $1.5 million value-added tax, or VAT, credit received in 2015. The remaining decrease is primarily a result of the synergies achieved from the Direct Edge Integration in 2015.

  Operating Income

        As a result of the items above, operating income for the year ended December 31, 2015 was $182.3 million, or 47.4% of revenues less cost of revenues, compared to $119.6 million, or 38.9% of revenues less cost of revenues, for the year ended December 31, 2014, an increase of $62.7 million, or 52.4%.

  Interest Expense, Net

        Interest expense, net increased by $19.3 million to $46.6 million for the year ended December 31, 2015, compared with $27.3 million for the prior year. This was due to the additional debt issued in March 2015.

  Other Income (Expense)

        Other income (expense) increased by $15.0 million to $3.0 million for the year ended December 31, 2015 compared to $(12.0) million for the year ended December 31, 2014. This increase was due to the foreign currency gain on the revolving credit facility when it was extinguished in March 2015, offset by the loss on the extinguishment of debt that was repaid in January 2014.

  Income Before Income Tax Provision

        As a result of the above, income before income tax provision for the year ended December 31, 2015 was $138.7 million compared to $80.3 million for the year ended December 31, 2014, an increase of $58.4 million.

  Income Tax Provision

        For the year ended December 31, 2015, the income tax provision was $56.5 million compared with $31.1 million for the year ended December 31, 2014. The effective tax rate for the year ended December 31, 2015 was 40.7%, compared to 38.7% for the year ended December 31, 2014. The increase in the effective tax rate in 2015 compared to 2014 was due to legislative changes in New York and New York City in 2015 and a higher rate attributable to foreign earnings.

  Net Income

        As a result of the items above, net income for the year ended December 31, 2015 was $82.2 million, or 21.4% of revenues less cost of revenues, compared to $49.2 million, or 16.0% of revenues less cost of revenues, for the year ended December 31, 2014, an increase of $33.0 million.

  Segment Operating Results

        The following summarizes Bats' total revenues by segment:

				Percentage of Total Revenues
	Year Ended December 31,			Year Ended December 31,
			Percent Change
	2015	2014		2015	2014
	(in millions)
U.S. Equities	$1,386.8	$1,234.5	12.3%	78.0%	84.7%
European Equities	117.9	99.1	19.0%	6.6%	6.8%
U.S. Options	242.2	124.6	94.4%	13.6%	8.5%
Global FX	31.8	—	*	1.8%	—

Total revenues	$1,778.7	$1,458.2	22.0%	100.0%	100.0%

        The following summarizes Bats' revenues less cost of revenues by segment:

				Percentage of Total Revenues
	Year Ended December 31,			Year Ended December 31,
			Percent Change
	2015	2014		2015	2014
	(in millions)
U.S. Equities	$259.4	$224.3	15.6%	67.4%	72.9%
European Equities	67.1	66.4	1.1%	17.5%	21.6%
U.S. Options	26.1	16.8	55.4%	6.8%	5.5%
Global FX	31.8	—	*	8.3%	—

Revenues less cost of revenues	$384.4	$307.5	25.0%	100.0%	100.0%

U.S. Equities

        The following summarizes revenues, cost of revenues, operating expenses and operating income for Bats' U.S. Equities segment:

				Percentage of Total Revenues
	Year Ended December 31,			Year Ended December 31,
			Percent Change
	2015	2014		2015	2014
	(in millions, except percentages and as noted below)
Revenues:
Transaction fees	$938.8	$816.2	15.0%	52.7%	56.0%
Regulatory transaction fees	269.6	268.7	0.3%	15.2%	18.5%
Market data fees	114.1	97.6	16.9%	6.5%	6.7%
Port fees and other	64.3	52.0	23.7%	3.6%	3.5%

Total revenues	1,386.8	1,234.5	12.3%	78.0%	84.7%
Cost of revenues:
Liquidity payments	814.1	695.8	17.0%	45.8%	47.7%
Section 31 fees	269.6	268.7	0.3%	15.2%	18.5%
Routing and clearing	43.7	45.7	(4.4)%	2.4%	3.1%

Total cost of revenues	1,127.4	1,010.2	11.6%	63.4%	69.3%
Revenues less cost of revenues	259.4	224.3	15.6%	14.6%	15.4%
Operating expenses	110.2	141.3	(22.0)%	6.2%	9.7%

Operating income	$149.2	$83.0	79.8%	8.4%	5.7%

EBITDA(1)	$168.0	$103.4	62.5%	9.4%	7.1%
EBITDA margin(2)	64.8%	46.1%	*	*	*
Normalized EBITDA(1)	$168.7	$121.9	38.4%	9.5%	8.4%
Normalized EBITDA margin(2)	65.1%	54.3%	*	*	*
ADV (in billions):			*
Matched shares	1.5	1.2	25.0%	*	*
Routed shares	0.1	0.1	—	*	*

Total touched shares	1.6	1.3	23.1%	*	*

Market ADV	6.9	6.4	7.8%	*	*
Trading days	252	252	—	*	*
Bats ETPs (in billions of shares)	0.4	0.3	33.3%	*	*
Bats ETPs: launches (number of launches)	26	5	420.0%	*	*
Bats ETPs: listings (number of listings)	56	28	100.0%	*	*
Market share	21.1	19.4%	*	*	*
Net capture per one hundred touched shares	$0.021	$0.022	(4.5)%	*	*

*
Not meaningful

(1)
"EBITDA" is defined as income before interest, income taxes, depreciation and amortization. Normalized EBITDA is defined as EBITDA before acquisition-related costs, IPO costs, loss on extinguishment of debt, debt restructuring costs, and gain on extinguishment of revolving credit facility. EBITDA and Normalized EBITDA do not represent, and should not be considered as, alternatives to net income or cash flows from operations, each as determined in accordance with U.S. GAAP. Bats has presented EBITDA and Normalized EBITDA because Bats considers them important supplemental measures of its performance and believes that they are frequently used by analysts, investors and other interested parties in the evaluation of companies. In addition, Bats uses Normalized EBITDA as a measure of operating performance for preparation of its forecasts, evaluating its leverage ratio for the debt to earnings covenant included in its outstanding credit facility and calculating employee and executive bonuses. Other companies may calculate EBITDA and Normalized EBITDA differently than Bats does. EBITDA and Normalized EBITDA have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of Bats' results as reported under U.S. GAAP.

  The following is a reconciliation of net income to EBITDA and Normalized EBITDA:

	Year Ended December 31,
	2015						2014
	U.S. Equities	European Equities	U.S. Options	Global FX	Corporate items and elimination	Total	U.S. Equities	European Equities	U.S. Options	Corporate items and elimination	Total
	(in millions)
Net income (loss)	$85.8	$18.3	$9.8	$(6.3)	$(25.4)	$82.2	$40.2	$37.7	$8.3	$(37.0)	$49.2
Interest	—	(0.1	—	—	46.7	46.6	—	(0.1	—	27.4	27.3
Income tax provision (benefit)	63.6	14.8	—	0.1	(22.0)	56.5	43.3	(6.1	—	(6.1)	31.1
Depreciation and amortization	18.6	8.3	1.6	12.3	—	40.8	19.9	7.6	0.9	—	28.4

EBITDA	168.0	41.3	11.4	6.1	(0.7)	226.1	103.4	39.1	9.2	(15.7)	136.0
Acquisition-related costs	0.7	—	—	7.5	—	8.2	18.5	—	—	—	18.5
IPO costs	—	—	—	—	1.5	1.5	—	—	—	—	—
Loss on extinguishment of debt	—	—	—	—	—	—	—	—	—	13.6	13.6
Debt restructuring	—	—	—	—	0.5	0.5	—	—	—	—	—
Gain on extinguishment of revolving credit facility	—	—	—	—	(1.0)	(1.0)	—	—	—	—	—

Normalized EBITDA	$168.7	$41.3	$11.4	$13.6	$0.3	$235.3	$121.9	$39.1	$9.2	$(2.1)	$168.1

(2)
EBITDA margin represents EBITDA divided by revenues less cost of revenues while Normalized EBITDA margin represents Normalized EBITDA divided by revenues less cost of revenues.

        For the year ended December 31, 2015, U.S. Equities operating income increased $66.2 million, to $149.2 million. The increase in revenues less cost of revenues is driven by increased market share in 2015 compared to 2014 and a 7.8% increase in market ADV from 2014 to 2015. The decrease in operating expenses is driven by a decrease in compensation due to the severance and retention related to the Direct Edge acquisition recorded in 2014 offset by accelerations of expense in 2015 of $6.0 million for legacy Direct Edge servers and $4.1 million for legacy Direct Edge data center space.

European Equities

        The following summarizes revenues, cost of revenues, operating expenses and operating income for Bats' European Equities segment:

				Percentage of Total Revenues
	Year Ended December 31,			Year Ended December 31,
			Percent Change
	2015	2014		2015	2014
	(in millions except for percentages and exchange rates)
Revenues:
Transaction fees	$97.8	$79.9	22.4%	5.5%	5.5%
Market data fees	9.3	8.7	6.9%	0.5%	0.6%
Port fees and other	10.8	10.5	2.9%	0.6%	0.7%

Total revenues	117.9	99.1	19.0%	6.6%	6.8%

Cost of revenues:
Liquidity payments	50.6	32.6	55.2%	2.8%	2.2%
Routing and clearing	0.2	0.1	100.0%	0.1%	—

Total cost of revenues	50.8	32.7	55.4%	2.9%	2.2%

Revenues less cost of revenues	67.1	66.4	1.1%	3.7%	4.6%
Operating expenses	35.2	36.0	(2.2)%	2.0%	2.5%

Operating income	$31.9	$30.4	4.9%	1.7%	2.1%

EBITDA(1)	$41.3	$39.1	5.6%	2.3%	2.7%
EBITDA margin(2)	61.5%	58.9%	*	*	*
Normalized EBITDA(1)	$41.3	$39.1	5.6%	2.3%	2.7%
Normalized EBITDA margin(2)	61.5%	58.9%	*	*	*
ADNV (in billions):			*	*	*
Matched and touched ADNV	€12.4	€8.6	44.2%	*	*
Market ADNV	€50.8	€39.7	28.0%	*	*
Trading days	257	256	0.4%	*	*
Market share	24.4%	21.6%	*	*	*
Net capture per matched notional value (in basis points)	0.133	0.162	(17.9)%	*	*
Average British pound/U.S. dollar exchange rate	$1.5283	$1.6476	(7.2)%	*	*
Average Euro/British pound exchange rate	£0.7263	£0.8062	(9.9)%	*	*

*
Not meaningful

(1)
See footnote (1) to the table under "—U.S. Equities" above for a reconciliation of net income to EBITDA and Normalized EBITDA.

(2)
EBITDA margin represents EBITDA divided by revenues less cost of revenues, and Normalized EBITDA margin represents Normalized EBITDA divided by revenues less cost of revenues.

        To illustrate the growth without the effect of the exchange rates in Bats' European Equities segment the following table shows revenues, cost of revenues, operating expenses and operating loss for Bats' European Equities segment in British pounds:

	Year Ended December 31,
			Percent Change
	2015	2014
	(in millions)
Transaction fees	£64.0	£48.6	31.7%
Market data	6.0	5.2	15.4%
Other	7.1	6.4	10.9%

Revenues	77.1	60.2	28.1%
Liquidity payments	33.1	19.8	67.2%
Routing and clearing	0.1	0.1	—

Cost of revenues	33.2	19.9	66.8%

Revenues less cost of revenues	43.9	40.3	8.9%
Operating expenses	23.0	21.8	5.5%

Operating income	£20.9	£18.5	13.0%

EBITDA(1)	£27.0	£23.8	13.4%
Normalized EBITDA(1)	£27.0	£23.8	13.4%

(1)
See footnote (1) to the table under "—U.S. Equities" above for a reconciliation of net income to EBITDA and Normalized EBITDA. See below for a reconciliation of net income to EBITDA and Normalized EBITDA in British pounds:

	Year Ended December 31,
			Percent Change
	2015	2014
	(in millions)
Net income	£16.2	£19.2	(15.6)%
Interest	0.1	—	*
Income tax provision	5.3	—	*
Depreciation and amortization	5.4	4.6	17.4%

EBITDA	27.0	23.8	13.4%
Acquisition-related costs	—	—	*
IPO costs	—	—	*
Loss on extinguishment of debt	—	—	*
Debt restructuring	—	—	*
Gain on extinguishment of revolving credit facility	—	—	*
Normalized EBITDA	£27.0	£23.8	13.4%

        For the year ended December 31, 2015, the European Equities segment's operating income increased $1.5 million to $31.9 million compared to the year ended December 31, 2014. This was driven by a 28.0% increase in market ADNV offset by a 17.9% decrease in net capture and a 7.2% decline in the average British pound/U.S. dollar exchange rate. Operating expenses decreased $0.7 million driven by the $1.5 million VAT credit received in second quarter 2015 and the $0.3 million VAT credit received in the third quarter 2015.

U.S. Options

        The following summarizes revenues, cost of revenues, operating expenses and operating income for Bats' U.S. Options segment:

				Percentage of Total Revenues
	Year Ended December 31,			Year Ended December 31,
			Percent Change
	2015	2014		2015	2014
	(in millions)
Revenues:
Transaction fees	$221.8	$113.8	94.9%	12.5%	7.8%
Regulatory transaction fees	6.1	3.3	84.8%	0.3%	0.2%
Market data fees	7.6	4.0	90.0%	0.4%	0.3%
Port fees and other	6.7	3.5	91.4%	0.4%	0.2%

Total revenues	242.2	124.6	94.4%	13.6%	8.5%
Cost of revenues:
Liquidity payments	206.0	103.0	100.0%	11.6%	7.1%
Section 31 fees	6.1	3.3	84.8%	0.3%	0.2%
Routing and clearing	4.0	1.5	166.7%	0.2%	0.1%

Total cost of revenues	216.1	107.8	100.5%	12.1%	7.4%

Revenues less cost of revenues	26.1	16.8	55.4%	1.5%	1.1%
Operating expenses	16.3	8.5	91.8%	0.9%	0.6%

Operating income	$9.8	$8.3	18.1%	0.6%	0.5%

EBITDA(1)	$11.4	$9.2	23.9%	0.6%	0.6%
EBITDA margin(2)	43.7%	54.8%	*	*	*
Normalized EBITDA(1)	$11.4	$9.2	23.9%	0.6%	0.6%
Normalized EBITDA margin(2)	43.7%	54.8%	*	*
ADV (in millions):
Matched contracts	1.5	0.8	87.5%	*	*
Routed contracts	0.1	—	*	*	*

Total touched contracts	1.6	0.8	100.0%	*	*

Market ADV	16.1	16.6	(3.0)%	*	*
Trading days	252	252	—	*	*
Market share	9.6%	4.8%	*	*	*
Net capture per touched contract	$0.030	$0.046	(34.8)%	*	*

*
Not meaningful

(1)
See footnote (1) to the table under "—U.S. Equities" above for a reconciliation of net income to EBITDA and Normalized EBITDA.

(2)
EBITDA margin represents EBITDA divided by revenues less cost of revenues, and Normalized EBITDA margin represents Normalized EBITDA divided by revenues less cost of revenues.

        For the year ended December 31, 2015, the U.S. Options segment's operating income increased $1.5 million to $9.8 million compared to the year ended December 31, 2014. Revenues less cost of revenues increased $9.3 million primarily driven by increased market share, from 4.8% in 2014 to 9.6% in 2015. Operating expenses increased $7.8 million driven by increases in compensation due to the preparation of the second Options book (EDGX Options) launched in November 2015.

Global FX

        The following summarizes revenues, cost of revenues, operating expenses and operating income for Bats' Global FX segment:

				Percentage of Total Revenues
	Year Ended December 31,			Year Ended December 31,
			Percent Change
	2015	2014		2015	2014
	(in millions, except as noted below)
Revenues (transaction fees)	$31.8	—	*	1.8%	*
Cost of revenues	—	—	*	—	*

Revenues less cost of revenues	31.8	—	*	1.8%	*
Operating expenses	38.4	—	*	2.2%	*

Operating loss	$(6.6)	—	*	(0.4)%	*

EBITDA(1)	$6.1	—	*	0.3%	*
EBITDA margin(2)	19.2%	—	*	*	*
Normalized EBITDA(1)	$13.6	—	*	0.8%	*
Normalized EBITDA margin(2)	42.8%	—	*	*	*
ADNV (in billions)	$25.8	*	*	*	*
Net capture per one million dollars traded	$2.95	*	*	*	*
Trading days	209	*	*	*	*

*
Not meaningful

(1)
See footnote (1) to the table under "—U.S. Equities" above for a reconciliation of net income to EBITDA and Normalized EBITDA.

(2)
EBITDA margin represents EBITDA divided by revenues less cost of revenues, and Normalized EBITDA margin represents Normalized EBITDA divided by revenues less cost of revenues.

        For the year ended December 31, 2015, the Global FX segment's operating loss was $6.6 million. This was primarily driven by the Bats Hotspot acquisition in March 2015 and the amortization on the intangible assets acquired.

Comparison of Years Ended December 31, 2014 and 2013

  Overview

        The following summarizes changes in financial performance for the year ended December 31, 2014, compared to the year ended December 31, 2013:

	Year Ended December 31,
			Increase/ (Decrease)	Percent Change
	2014	2013
	(in millions, except percentages, trading days, earnings per share and items noted below)
Total revenues	$1,458.2	$841.5	$616.7	73.3%
Total cost of revenues	1,150.7	644.7	506.0	78.5%

Revenues less cost of revenues	307.5	196.8	110.7	56.3%
Total operating expenses	187.9	95.2	92.7	97.4%

Operating income	119.6	101.6	18.0	17.7%

Interest expense, net	(27.3)	(25.8)	(1.5)	5.8%
Other expenses	(12.0)	(0.2)	(11.8)	*

Income before income tax provision	80.3	75.6	4.7	6.2%
Income tax provision	31.1	28.8	2.3	8.0%

Net income	$49.2	$46.8	$2.4	5.1%

EBITDA(1)	$136.0	$116.6	$19.4	16.6%

EBITDA margin(2)	44.2%	59.2%
Normalized EBITDA(1)	$168.1	$124.1	$44.0	35.5%
Normalized EBITDA margin(2)	54.7%	63.1%
Adjusted earnings(3)	$75.2	$55.1	$20.1	36.5%
Adjusted earnings margin(4)	24.5%	28.0%	(3.5)%	*
Diluted adjusted earnings per share(5)	$0.81	$0.83	$(0.02)	(2.4)%
U.S. Equities:
ADV:
Matched shares ADV (in billions)	1.2	0.6	0.6	100.0%
Routed shares ADV (in billions)	0.1	0.1	—	—

Total touched shares (in billions)	1.3	0.7	0.6	85.7%

Market ADV (in billions)	6.4	6.2	0.2	3.2%
Trading days	252	252	—	—
Bats ETPs (in billions of shares)	0.3	0.3	—	0%
Bats ETPs: launches (number of launches)	5	6	(1)	(16.7)%
Bats ETPs: listings (number of listings)	28	23	5	21.7%
European Equities:
ADNV:
Matched and touched ADNV (in billions)	€8.6	€7.5	€1.1	14.7%
Market ADNV (in billions)	€39.7	€32.6	€7.1	21.8%
Trading days	256	256	—	—
Average Euro/British pound exchange rate	£0.8062	£0.8489	£(0.0427)	(5.0)%
U.S. Options:
ADV:
Matched contracts ADV	0.8	0.6	0.2	33.3%
Routed contracts ADV	—	—	—	—

Total touched contracts	0.8	0.6	0.2	33.3%

Market ADV	16.6	15.9	0.7	4.4%
Trading days	252	252	—	—
Market share:
U.S. Equities	19.4%	10.4%
ETPs	22.2%	22.9%	(0.7)%	*
ETPs: launches	2.5%	3.9%	(1.4)%	*
ETPs: listings	1.7%	1.5%	0.2%	*
European Equities	21.6%	23.1%
U.S. Options	4.8%	3.7%
Net capture:
U.S. Equities (net capture per one hundred touched shares)	$0.022	$0.024	$(0.002)	(8.3)%
European Equities (net capture per matched notional value in basis points)	0.162	0.167	(0.005)	(3.0)%
U.S. Options (net capture per touched contract)	$0.046	$0.058	$(0.012)	(20.7)%

*
Not meaningful

(1)
"EBITDA" is defined as income before interest, income taxes, depreciation and amortization. Normalized EBITDA is defined as EBITDA before acquisition-related costs, loss on extinguishment of debt, IPO costs, debt restructuring costs, intangible asset impairment charges and an unusually large regulatory assessment charged to a member in 2013. EBITDA and Normalized EBITDA do not represent, and should not be considered as, alternatives to net income or cash flows from operations, each as determined in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Bats has presented EBITDA and Normalized EBITDA because Bats considers them important supplemental measures of its performance and believes that they are frequently used by analysts, investors and other interested parties in the evaluation of companies. In addition, Bats uses Normalized EBITDA as a measure of operating performance for preparation of its forecasts, evaluating its leverage ratio for the debt to earnings covenant included in its outstanding credit facility and calculating employee and executive bonuses. Other companies may calculate EBITDA and Normalized EBITDA differently than Bats does. EBITDA and Normalized EBITDA have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of Bats' results as reported under U.S. GAAP.

The following is a reconciliation of net income to EBITDA and Normalized EBITDA:

	Year Ended December 31,
	2014	2013
	(in millions)
Net income	$49.2	$46.8
Interest	27.3	25.8
Income tax provision	31.1	28.8
Depreciation and amortization	28.4	15.2

EBITDA	136.0	116.6
Acquisition-related costs	18.5	5.2
Loss on extinguishment of debt	13.6	—
IPO costs	—	0.6
Impairment of intangible assets	—	3.5
Regulatory assessment	—	(1.8)

Normalized EBITDA	$168.1	$124.1

(2)
EBITDA margin represents EBITDA divided by revenues less cost of revenues, and Normalized EBITDA margin represents Normalized EBITDA divided by revenues less cost of revenues. Bats uses the non-GAAP measure of EBITDA margin and Normalized EBITDA margin to measure its performance and believes it is frequently used by analysts, investors and other interested parties in the evaluation of performance.

(3)
"Adjusted earnings" is defined as net income adjusted for amortization, net of tax and other items, including acquisition-related costs, IPO costs, loss on extinguishment of debt, debt restructuring costs, intangible asset impairment charges and an unusually large regulatory assessment charged to a member in 2013, net of the income tax effects of these adjustments. Adjusted earnings does not represent, and should not be considered as, an alternative to net income, as determined in accordance with U.S. GAAP. Bats has presented adjusted earnings because Bats considers it an important supplemental measure of its performance and Bats uses it as the basis for monitoring its own core operating financial performance relative to other operators of electronic exchanges. Bats also believes that it is frequently used by analysts, investors and other interested parties in the evaluation of companies. Bats believes that investors may find this non-GAAP measure useful in evaluating its performance compared to that of peer companies in its industry. Other companies may calculate adjusted earnings differently than Bats does. Adjusted earnings has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of Bats' results as reported under U.S. GAAP.

The following is a reconciliation of net income to adjusted earnings:

	Year Ended December 31,
	2014	2013
Net income	$49.2	$46.8
Amortization	10.3	5.9
Acquisition-related costs	18.5	5.2
IPO costs	—	0.6
Loss on extinguishment of debt	13.6	—
Impairment of intangible assets	—	3.5
Regulatory assessment	—	(1.8)
Tax effect of amortization and other items	(16.4)	(5.1)

Adjusted earnings	$75.2	$55.1

(4)
Adjusted earnings margin represents adjusted earnings divided by revenues less cost of revenues.

(5)
Diluted adjusted earnings per share represents adjusted earnings divided by diluted weighted average shares outstanding.

  Revenues

        Total revenues for the year ended December 31, 2014 were $1,458.2 million, an increase of $616.7 million, or 73.3%, compared to the year ended December 31, 2013, driven primarily by the Direct Edge acquisition in January 2014. The following summarizes changes in revenues for the year ended December 31, 2014, compared to the year ended December 31, 2013:

	Year Ended December 31,
			Increase/ (Decrease)	Percent Change
	2014	2013
	(in millions)
Transaction fees	$1,009.9	$612.8	$397.1	64.8%
Regulatory transaction fees	272.0	127.4	144.6	113.5%
Market data fees	110.3	59.4	50.9	85.7%
Connectivity fees and other	66.0	41.9	24.1	57.5%

Total revenues	$1,458.2	$841.5	$616.7	73.3%

  Transaction Fees

        Transaction fees increased $397.1 million, or 64.8%, to $1,009.9 million for the year ended December 31, 2014, representing 69.3% of total revenues, compared with $612.8 million for the prior year, or 72.8% of total revenues. This increase in transaction fees was driven by a 3.2% increase in U.S. equities market ADV and the Direct Edge acquisition resulting in a market share increase from 10.4% in 2013 to 19.4% in 2014, which combined added $348.9 million in transaction fees. European Equities transaction fees increased $8.4 million in 2014 as European equities market ADNV increased 21.8% over 2013, offset by a decrease in market share from 23.1% in 2013 to 21.6% in 2014. U.S. Options transaction fees increased $30.8 million due to an increase in transaction fees per touched contract from $0.547 for 2013 to $0.563 for 2014 and a market share increase from 3.7% in 2013 to 4.8% in 2014.

  Regulatory Transaction Fees

        Regulatory transaction fees increased $144.6 million, or 113.5%, to $272.0 million for the year ended December 31, 2014, representing 18.7% of total revenues, compared with $127.4 million for the prior year, or 15.1% of total revenues. This increase was driven by the Direct Edge acquisition, which contributed $113.5 million to the increase. The remaining increase was driven by a Section 31 rate increase. The SEC periodically adjusts the assessment rate, which affects the amount of fees that are passed through to members by national securities exchanges. During the first quarter 2014, the rate increased from $17.40 per million dollars traded to $22.10 per million dollars traded.

  Market Data Fees

        Market data fees increased $50.9 million, or 85.7%, to $110.3 million for the year ended December 31, 2014, representing 7.6% of total revenues, compared with $59.4 million for the prior year, or 7.1% of total revenues. This increase was primarily driven by Bats' increase in market share from 10.4% in 2013 to 19.4% in 2014 due to the Direct Edge acquisition, which added $44.3 million to the 2014 results and proprietary market data fees as a result of BZX and BYX equity exchanges beginning to charge for proprietary market data in the third quarter 2014 and inclusion of EDGX and EDGA proprietary market data revenue as of the date of the Direct Edge acquisition.

  Connectivity Fees and Other

        Other revenues increased $24.1 million, or 57.5%, to $66.0 million for the year ended December 31, 2014, compared with $41.9 million for the year ended December 31, 2013. This increase is primarily due to the Direct Edge acquisition, which contributed $22.7 million to the 2014 results. The remaining increase is primarily driven by European Equities as it began charging for certain ports in the third quarter of 2013.

  Cost of Revenues

        Cost of revenues increased $506.0 million, or 78.5%, to $1,150.7 million for the year ended December 31, 2014 from $644.7 million for the year ended December 31, 2013, driven primarily by the Direct Edge acquisition and a change to the Section 31 rate in 2014. The following summarizes changes in cost of revenues for the year ended December 31, 2014 compared to the prior-year period:

	Year Ended December 31,
			Increase/ (Decrease)	Percent Change
	2014	2013
	(in millions)
Liquidity payments	$831.4	$474.7	$356.7	75.1%
Section 31 fees	272.0	127.4	144.6	113.5%
Routing and clearing	47.3	42.6	4.7	11.0%

Total	$1,150.7	$644.7	$506.0	78.5%

  Liquidity Payments

        Liquidity payments increased $356.7 million, or 75.1%, to $831.4 million for the year ended December 31, 2014, representing 57.0% of total revenues, compared with $474.7 million for the prior year, or 56.4% of total revenues. This increase was primarily driven by the Direct Edge acquisition, which added $281.8 million to the 2014 results. In addition, BYX liquidity payments increased $57.3 million over 2013 due to pricing changes in the second quarter 2014 and increased market share from 2.0% in 2013 to 3.1% in 2014. European Equities liquidity payments increased $3.8 million, driven by a 21.8% increase in European equities market ADNV. Finally, U.S. Options liquidity payments increased $29.9 million, driven by a pricing increase and more members receiving higher rebates for achieving volume tiers.

  Section 31 Fees

        Section 31 fees increased $144.6 million, or 113.5%, to $272.0 million for the year ended December 31, 2014, representing 18.7% of total revenues, compared with $127.4 million for the prior year, or 15.1% of total revenues for the reasons stated previously under "Bats Management's Discussion and Analysis of Financial Condition and Results of Operations—Components of Revenues—Regulatory Transaction Fees."

  Routing and Clearing

        Routing and clearing fees increased $4.7 million, or 11.0%, to $47.3 million for the year ended December 31, 2014, representing 3.2% of total revenues, compared with $42.6 million for the prior year, or 5.1% of total revenues. This increase was primarily driven by the increase in routed transactions as a result of the Direct Edge acquisition offset by a decrease in U.S. Equities fees per 100 routed shares from $0.252 for the year ended December 31, 2013 to $0.181 per routed shares for the year ended December 31, 2014 as pricing changes were made in the second quarter of 2014.

  Revenues Less Cost of Revenues

        Revenues less cost of revenues increased to $307.5 million in the year ended December 31, 2014 compared to $196.8 million for the year ended December 31, 2013, an increase of 56.3% primarily as a result of the Direct Edge acquisition. The following summarizes the components of revenues less cost of revenues in 2014, presented as a percentage of revenues less cost of revenues and compared to the prior year:

				Percentage of Revenues Less Cost of Revenues
	Year Ended December 31,
			Percent Change
	2014	2013		2014	2013
	(in millions)
Transaction fees less liquidity payments and routing and clearing costs	$131.2	$95.5	37.4%	42.7%	48.5%
Market data fees	110.3	59.4	85.7%	35.9%	30.2%
Regulatory transaction fees less Section 31 fees	—	—	—	—	—
Connectivity fees	66.0	41.9	57.5%	21.4%	21.3%

Revenues less cost of revenues	$307.5	$196.8	56.3%	100.0%	100.0%

  Fluctuations in Revenues Less Cost of Revenues

        Fluctuations in revenues less cost of revenues are driven by various factors. Volume variances are driven by changes in overall industry volume and Bats' share of those volumes, while net capture variances are driven by pricing changes. The following summarizes the fluctuations in revenues less cost of revenues for the year ended December 31, 2013 to December 31, 2014 and attributes the fluctuations to various sources:

	Total	Percentage of Total
	(in millions)
Market volume	$11.2	10.1%
Market share	76.1	68.7%
Net capture	(10.0)	(9.0)%
Routing volume	2.1	1.9%
Other	31.3	28.3%

Revenues less cost of revenues	$110.7	100.0%

  Transaction Fees Less Liquidity Payments and Routing and Clearing Costs

        Transaction fees less liquidity payments and routing and clearing costs increased $35.7 million, or 37.4%, to $131.2 million for the year ended December 31, 2014, representing 42.7% of revenues less cost of revenues, compared with $95.5 million for the prior year, or 48.5% of revenues less cost of revenues. The increase was primarily due to an increase of $30.6 million in U.S. Equities and $4.5 million in European Equities. U.S. Equities market share increased from 10.4% in 2013 to 19.4% in 2014 as a result of the Direct Edge acquisition along with U.S. equities market ADV increasing by 3.2% over the prior year. European Equities increased as a result of an increase in European equities market ADNV of 21.8% for 2014 over the prior year.

  Market Data Fees

        Market data fees increased $50.9 million, or 85.7%, to $110.3 million for the year ended December 31, 2014, representing 35.9% of revenues less cost of revenues, compared with $59.4 million for the prior year, or 30.2% of revenues less cost of revenues. For purposes of calculating these percentages, Bats has not attributed any incremental costs associated with providing trading and quoting information to the U.S. tape plans. This increase was largely driven by U.S. Equities market share as it increased from 10.4% in 2013 to 19.4% in 2014 as a result of the Direct Edge acquisition thus increasing Bats' share of the U.S. tape plan market data revenue. Also contributing to the increase was a $7.5 million increase in proprietary market data driven by the Direct Edge acquisition, which added $3.2 million in 2014, and BZX and BYX charging for proprietary market data in third quarter 2013 that contributed $3.0 million to the increase in 2014.

  Connectivity Fees

        Connectivity fees increased to $66.0 million for the year ended December 31, 2014, representing 21.4% of revenues less cost of revenues, compared with $41.9 million for the prior year, or 21.3% of revenues less cost of revenues. This increase is due to the Direct Edge acquisition, which added $22.7 million in 2014. The remaining increase was driven by European Equities charging for additional logical ports in the third quarter of 2013.

  Operating Expenses

        Total operating expenses increased $92.7 million, or 97.4%, to $187.9 million for the year ended December 31, 2014, compared with $95.2 million for the year ended December 31, 2013. The increase was primarily due to the Direct Edge acquisition. The following summarizes changes in operating expenses for the year ended December 31, 2014, compared to the prior year:

	Year Ended December 31,
			Increase/ (Decrease)	Percent Change
	2014	2013
	(in millions)
Operating expenses:
Compensation and benefits	$87.0	$41.5	$45.5	109.6%
Depreciation and amortization	28.4	15.2	13.2	86.8%
Systems and data communication	23.5	9.6	13.9	144.8%
Occupancy	4.2	1.9	2.3	121.1%
Professional and contract services	6.5	8.1	(1.6)	(19.8)%
Regulatory costs	12.1	5.4	6.7	124.1%
Impairment of assets	—	3.5	(3.5)	(100.0)%
General and administrative	26.2	10.0	16.2	162.0%

Total operating expenses	$187.9	$95.2	$92.7	97.4%

  Compensation and Benefits

        Compensation and benefits increased by $45.5 million, or 109.6%, to $87.0 million for the year ended December 31, 2014, representing 6.0% of total revenues, compared with $41.5 million for the prior year, or 4.9% of total revenues. This increase was primarily driven by the Direct Edge acquisition, which added 132 employees at the time of acquisition and $41.0 million in expense in 2014. During 2014, severance and retention expense related to the Direct Edge acquisition was $16.7 million. The remaining increase was due to increased non-acquisition-related net headcount, along with an annual merit increase of approximately 5% effective in the fourth quarter of 2014 and 2013, respectively.

  Depreciation and Amortization

        Depreciation and amortization increased by $13.2 million, or 86.8%, to $28.4 million for the year ended December 31, 2014, compared with $15.2 million for the year ended December 31, 2013,

primarily reflecting the added tangible and intangible assets acquired as a result of the Direct Edge acquisition that contributed $16.0 million in depreciation and amortization in 2014. This was offset by an impairment charge in 2013 of $3.5 million of the strategic alliance intangible asset acquired in the Chi-X Europe acquisition in 2011.

  Systems and Data Communication

        Systems and data communication costs increased by $13.9 million, or 144.8%, to $23.5 million for the year ended December 31, 2014, compared with $9.6 million for the year ended December 31, 2013. The increase was primarily due to the acquisition of Direct Edge as a result of increased data center space in New Jersey and Illinois.

  Occupancy

        Occupancy expenses increased by $2.3 million, or 121.1%, to $4.2 million for the year ended December 31, 2014, compared with $1.9 million for the year ended December 31, 2013, as a result of the lease assumed in New Jersey related to the Direct Edge acquisition.

  Professional and Contract Services

        Professional and contract services fees decreased by $1.6 million, or 19.8%, to $6.5 million for the year ended December 31, 2014, compared with $8.1 million for the prior year. The decrease was primarily due to professional fees incurred in 2013 and 2014 related to the Direct Edge acquisition.

  Regulatory Costs

        Regulatory costs increased by $6.7 million, or 124.1%, to $12.1 million for the year ended December 31, 2014, compared with $5.4 million for the year ended December 31, 2013. The increase was primarily due to the Direct Edge acquisition and transition costs associated with a change in regulatory service providers during 2014.

  Impairment of Assets

        Impairment of assets decreased $3.5 million for the year ended December 31, 2014, compared with $3.5 million for the year ended December 31, 2013. In December 2013, Bats wrote off an intangible asset acquired with the Chi-X Europe acquisition as Bats determined not to use the asset going forward.

  General and Administrative

        General and administrative expenses increased by $16.2 million, or 162.0%, to $26.2 million for the year ended December 31, 2014, compared with $10.0 million for the prior year. This increase was primarily due to the Direct Edge acquisition. Direct Edge leased its data center equipment and used independent contractors significantly more than the legacy Bats operations.

  Operating Income

        As a result of the items above, operating income for the year ended December 31, 2014 was $119.6 million, or 38.9% of revenues less cost of revenues, compared to $101.6 million, or 51.6% of revenues less cost of revenues, for the year ended December 31, 2013, an increase of $18.0 million, or 17.7%.

  Interest Expense, Net

        Interest expense, net increased by $1.5 million to $27.3 million for the year ended December 31, 2014, compared with $25.8 million for the prior year. This increase was primarily due to the additional debt issued in January 2014.

  Other Expense

        Other expenses increased by $11.8 million to $12.0 million for the year ended December 31, 2014, compared with $0.2 million for the prior year, primarily driven by the $13.6 million loss on extinguishment of debt recorded in connection with the debt issued in January 2014. This was offset by the equity earnings of the EuroCCP investment of $1.1 million.

  Income Before Income Tax Provision

        As a result of the above, income before income tax provision for the year ended December 31, 2014 was $80.3 million compared to $75.6 million in the year ended December 31, 2013, an increase of $4.7 million.

  Income Tax Provision

        For the year ended December 31, 2014, the income tax provision was $31.1 million compared with $28.8 million for the year ended December 31, 2013. Bats' income tax provision increased due to increased earnings before income tax. The effective tax rate for the year ended December 31, 2014 was 38.7%, compared to 38.1% for the year ended December 31, 2013. The increase was due to a discrete benefit recognized in 2013 associated with the release of income tax reserves.

  Net Income

        As a result of the items above, net income for the year ended December 31, 2014 was $49.2 million, or 16.0% of revenues less cost of revenues, compared to $46.8 million, or 23.8% of revenues less cost of revenues, in the year ended December 31, 2013, an increase of $2.4 million.

  Segment Operating Results

        The following summarizes Bats' total revenues by segment:

	Year Ended December 31,			Percentage of Total Revenues
			Percent Change
	2014	2013		2014	2013
	(in millions)
U.S. Equities	$1,234.5	$662.8	86.3%	84.7%	78.8%
European Equities	99.1	86.4	14.7%	6.8%	10.3%
U.S. Options	124.6	92.3	35.0%	8.5%	10.9%

Total revenues	$1,458.2	$841.5	73.3%	100.0%	100.0%

        The following summarizes Bats' revenues less cost of revenues by segment:

				Percentage of Revenues Less Cost of Revenues
	Year Ended December 31,
			Percent Change
	2014	2013		2014	2013
	(in millions)
U.S. Equities	$224.3	$123.9	81.0%	72.9%	62.9%
European Equities	66.4	57.6	15.3%	21.6%	29.3%
U.S. Options	16.8	15.3	9.8%	5.5%	7.8%

Revenues less cost of revenues	$307.5	$196.8	56.3%	100.0%	100.0%

  U.S. Equities

        The following summarizes revenues, cost of revenues, operating expenses and operating income for Bats' U.S. Equities segment:

	Year Ended December 31,			Percentage of Total Revenues
			Percent Change
	2014	2013		2014	2013
	(in millions, except percentages and as noted below)
Revenues:
Transaction fees	$816.2	$458.3	78.1%	56.0%	54.5%
Regulatory transaction fees	268.7	124.7	115.5%	18.5%	14.8%
Market data fees	97.6	48.5	101.2%	6.7%	5.8%
Connectivity fees and other	52.0	31.3	66.1%	3.5%	3.7%

Total revenues	1,234.5	662.8	86.3%	84.7%	78.8%
Cost of revenues:
Liquidity payments	695.8	372.8	86.6%	47.7%	44.3%
Section 31 fees	268.7	124.7	115.5%	18.5%	14.8%
Routing and clearing	45.7	41.4	10.4%	3.1%	4.9%

Total cost of revenues	1,010.2	538.9	87.5%	69.3%	64.0%

Revenues less cost of revenues	224.3	123.9	81.0%	15.4%	14.8%
Operating expenses	141.3	46.6	203.2%	9.7%	5.5%

Operating income	$83.0	$77.3	7.4%	5.7%	9.3%

EBITDA(1)	$103.4	$81.7	26.6%	7.1%	9.7%
EBITDA margin(2)	46.1%	65.9%	*	*	*
Normalized EBITDA(1)	$121.9	$84.9	43.6%	8.4%	10.1%
Normalized EBITDA margin(2)	54.3%	68.6%	*
ADV (in billions):
Matched shares	1.2	0.6	100.0%	*	*
Routed shares	0.1	0.1	—	*	*

Total touched shares	1.3	0.7	85.7%	*	*

Market ADV	6.4	6.2	3.2%	*	*
Trading days	252	252	—	*	*
Bats ETPs (in billions of shares)	0.3	0.3	—	*	*
Bats ETPs: launches (number of launches)	5	6	(16.7)%	*	*
Bats ETPs: listings (number of listings)	28	23	21.7%	*	*
Market share	19.4%	10.4%	*	*	*
Net capture per one hundred touched shares	$0.022	$0.024	(8.3)%	*	*

(1)
"EBITDA" is defined as income before interest, income taxes, depreciation and amortization. Normalized EBITDA is defined as EBITDA before acquisition-related costs, IPO costs, loss on extinguishment of debt, debt restructuring costs, intangible asset impairment charges and an unusually large regulatory assessment charged to a member in 2013. EBITDA, Normalized EBITDA does not represent, and should not be considered as, an alternative to net income or cash flows from operations, each as determined in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Bats has presented EBITDA and Normalized EBITDA because Bats considers them important supplemental measures of its performance and believes that they are frequently used by analysts, investors and other interested parties in the evaluation of companies. In addition, Bats uses Normalized EBITDA as a measure of operating performance for preparation of its forecasts, evaluating its leverage ratio for the debt to earnings covenant included in its outstanding credit facility and calculating employee and executive bonuses. Other companies may calculate EBITDA and Normalized EBITDA differently than Bats does. EBITDA and Normalized EBITDA have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of Bats' results as reported under U.S. GAAP.

        The following is a reconciliation of net income to EBITDA and Normalized EBITDA:

	Year Ended December 31,
	2014					2013
	U.S. Equities	European Equities	U.S. Options	Corporate items and eliminations	Total	U.S. Equities	European Equities	U.S. Options	Corporate items and eliminations	Total
	(in millions)
Net income (loss)	$40.2	$37.7	$8.3	$(37.0)	$49.2	$45.1	$11.9	$8.4	$(18.6)	$46.8
Interest	—	(0.1)	—	27.4	27.3	—	(0.1)	—	25.9	25.8
Income tax provision (benefit)	43.3	(6.1)	—	(6.1)	31.1	32.2	5.4	—	(8.8)	28.8
Depreciation and amortization	19.9	7.6	0.9	—	28.4	4.4	9.9	0.9	—	15.2

EBITDA	103.4	39.1	9.2	(15.7)	136.0	81.7	27.1	9.3	(1.5)	116.6
Acquisition-related costs	18.5	—	—	—	18.5	4.4	0.8	—	—	5.2
IPO costs	—	—	—	—	—	0.6	—	—	—	0.6
Loss on extinguishment of debt	—	—	—	13.6	13.6	—	—	—	—	—
Impairment of intangible assets	—	—	—	—	—	—	3.5	—	—	3.5
Regulatory assessment	—	—	—	—	—	(1.8)	—	—	—	(1.8)

Normalized EBITDA	$121.9	$39.1	$9.2	$(2.1)	$168.1	$84.9	$31.4	$9.3	$(1.5)	$124.1

(2)
EBITDA margin represents EBITDA divided by revenues less cost of revenues, and Normalized EBITDA margin represents Normalized EBITDA divided by revenues less cost of revenues.

        For the year ended December 31, 2014, U.S. Equities operating income increased $5.7 million to $83.0 million. This was driven by the Direct Edge acquisition.

  European Equities

        The following summarizes revenues, cost of revenues, operating expenses and operating income for Bats' European Equities segment:

	Year Ended December 31,			Percentage of Total Revenues
			Percent Change
	2014	2013		2014	2013
	(in millions)
Revenues	$99.1	$86.4	14.7%	6.8%	10.3%
Cost of revenues	32.7	28.8	13.5%	2.2%	3.4%

Revenues less cost of revenues	66.4	57.6	15.3%	4.6%	6.9%
Operating expenses	36.0	40.2	(10.4)%	2.5%	4.8%

Operating income	$30.4	$17.4	74.7%	2.1%	2.1%

EBITDA(1)	$39.1	$27.1	44.3%	2.7%	3.2%
EBITDA margin(2)	58.9%	47.0%	*	*	*
Normalized EBITDA(1)	$39.1	$31.4	24.5%	2.7%	3.7%
Normalized EBITDA margin(2)	58.9%	54.3%	*	*	*
ADNV (in billions):
Matched and touched	€8.6	€7.5	14.7%	*	*
Market ADNV	€39.7	€32.6	21.8%	*	*
Trading days	256	256	—	*	*
Average Euro/British pound exchange rate	£0.8062	£0.8489	(5.0)%	*	*
Market share	21.6%	23.1%	*	*	*
Net capture per matched notional value (in basis points)	0.162	0.167	(3.0)%	*	*
Average British pound/U.S. dollar exchange rate	$1.6476	$1.5643	5.3%	*	*

(1)
See footnote (1) to the table under "—U.S. Equities" above for an explanation of EBITDA and Normalized EBITDA and a reconciliation of net income to EBITDA and Normalized EBITDA.

(2)
EBITDA margin represents EBITDA divided by revenues less cost of revenues, and Normalized EBITDA margin represents Normalized EBITDA divided by revenues less cost of revenues.

        To illustrate the growth without the effect of the exchange rates in Bats' European Equities segment the following table summarizes revenues, cost of revenues, operating expenses and operating income for Bats' European Equities segment in British pounds:

	Year Ended December 31,
			Percent Change
	2014	2013
	(in millions)
Transaction fees	£48.6	£45.7	6.3%
Market data	5.2	4.6	13.0%
Other	6.4	4.9	30.6%

Revenues	60.2	55.2	9.1%
Liquidity payments	19.8	18.4	7.6%
Routing and clearing	0.1	—	*

Cost of revenues	19.9	18.4	8.2%

Revenues less cost of revenues	40.3	36.8	9.5%
Operating expenses	21.8	25.5	(14.5)%

Operating income	£18.5	£11.3	63.7%

EBITDA(1)	£23.8	£17.4	36.8%
Normalized EBITDA(1)	£23.8	£20.2	17.8%

(1)
See footnote (1) to the table under "—U.S. Equities" above for an explanation of EBITDA and Normalized EBITDA and a reconciliation of net income to EBITDA and Normalized EBITDA. See below for a reconciliation of net income to EBITDA and Normalized EBITDA in British pounds:

	Year Ended December 31,
			Percent Change
	2014	2013
	(in millions)
Net income	£19.2	£11.1	73.0%
Interest	—	—	*
Income tax provision (benefit)	—	—	*
Depreciation and amortization	4.6	6.3	(27.0)%

EBITDA	23.8	17.4	36.8%
Acquisition-related costs	—	0.5	(100.0)%
IPO costs	—	—	*
Loss on extinguishment of debt	—	—	*
Impairment of intangible assets	—	2.3	(100.0)%
Regulatory assessment	—	—	*

Normalized EBITDA	£23.8	£20.2	17.8%

        For the year ended December 31, 2014, European Equities operating income increased $13.0 million to $30.4 million. This increase was driven by a 21.8% increase in market ADNV, pricing changes to port fees and increased market data revenue. Also included in the increase was the $1.1 million of equity in earnings from the EuroCCP investment added in 2014.

  U.S. Options

        The following summarizes revenues, cost of revenues, operating expenses and operating income for Bats' U.S. Options segment:

	Year Ended December 31,			Percentage of Total Revenues
			Percent Change
	2014	2013		2014	2013
	(in millions, except for trading days and as noted below)
Revenues:
Transaction fees	$113.8	$83.0	37.1%	7.8%	9.8%
Regulatory transaction fees	3.3	2.7	22.2%	0.2%	0.3%
Market data fees	4.0	3.7	8.1%	0.3%	0.4%
Connectivity fees and other	3.5	2.9	20.7%	0.2%	0.4%

Total revenues	124.6	92.3	35.0%	8.5%	10.9%
Cost of revenues:
Liquidity payments	103.0	73.1	40.9%	7.1%	8.7%
Section 31 fees	3.3	2.7	22.2%	0.2%	0.3%
Routing and clearing	1.5	1.2	25.0%	0.1%	0.2%

Total cost of revenues	107.8	77.0	40.0%	7.4%	9.2%

Revenues less cost of revenues	16.8	15.3	9.8%	1.1%	1.7%
Operating expenses	8.5	6.9	23.2%	0.6%	0.8%

Operating income	$8.3	$8.4	(1.2)%	0.5%	0.9%

EBITDA(1)	$9.2	$9.3	(1.1)%	0.6%	1.1%
EBITDA margin(2)	54.8%	60.8%	*	*	*
Normalized EBITDA(1)	$9.2	$9.3	(1.1)%	0.6%	1.1%
Normalized EBITDA margin(2)	54.8%	60.8%	*	*	*
ADV (in millions):
Matched contracts	0.8	0.6	33.3%	*	*
Routed contracts	—	—	*	*	*

Total touched contracts	0.8	0.6	33.3%	*	*

Market ADV	16.6	15.9	4.4%	*	*
Trading days	252	252	—	*	*
Market share	4.8%	3.7%	*	*	*
Net capture per touched contract	$0.046	$0.058	(20.7)%	*	*

(1)
See footnote (1) to the table under "—U.S. Equities" above for an explanation of EBITDA and Normalized EBITDA and a reconciliation of net income to EBITDA and Normalized EBITDA.

(2)
EBITDA margin represents EBITDA divided by revenues less cost of revenues, and Normalized EBITDA margin represents Normalized EBITDA divided by revenues less cost of revenues.

        For the year ended December 31, 2014, U.S. Options operating income was flat, decreasing $0.1 million to $8.3 million. Net revenue increased $1.5 million, primarily driven by increased market share, from 3.7% in 2013 to 4.8% in 2014. However, operating expenses increased $1.6 million, driven by increases in regulatory fees based on a new RSA and an increase in compensation expenses.

Quarterly Results of Operations

        The following table sets forth Bats' quarterly unaudited consolidated statement of income data for each of the 11 quarters in the period ended September 30, 2016. In management's opinion, the data has been prepared on the same basis as the Bats audited consolidated financial statements included elsewhere in this joint proxy statement/prospectus and reflects all necessary adjustments for a fair presentation of this data. The results of historical periods are not necessarily indicative of the results of operations for a full year or any future period.

	For the Quarter Ended
	September 30,	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,
	2016			2015				2014
	(in millions, except trading days, per share data and as noted below)
Statement of Income Data:
Total revenues	$441.6	$465.9	$510.9	$443.5	$492.0	$418.2	$425.0	$433.8	$347.5	$356.2	$320.7
Total cost of revenues	332.8	356.0	399.1	344.9	388.0	319.2	342.2	350.1	270.3	278.9	251.4

Revenues less cost of revenues	108.8	109.9	111.8	98.6	104.0	99.0	82.8	83.7	77.2	77.3	69.3
Total operating expenses	53.2	51.8	49.6	51.3	49.1	50.4	51.3	48.4	48.8	50.0	40.7

Operating income	55.6	58.1	62.2	47.3	54.9	48.6	31.5	35.3	28.4	27.3	28.6

Income before income tax provision	48.5	30.2	51.1	35.3	42.5	36.2	24.7	28.7	22.1	20.9	8.6
Income tax provision	20.0	12.3	21.0	13.6	17.2	15.8	9.9	10.4	9.4	7.2	4.1

Net income	$28.5	$17.9	$30.1	$21.7	$25.3	$20.4	$14.8	$18.3	$12.7	$13.7	$4.5

Net income per share:
Basic	$0.30	$0.19	$0.32	$0.23	$0.27	$0.22	$0.16	$0.20	$0.13	$0.15	$0.05
Diluted	$0.29	$0.19	$0.31	$0.23	$0.27	0.22	$0.16	$0.20	$0.13	$0.14	$0.05
Weighted average shares outstanding:
Basic	94.8	94.8	94.8	94.6	94.6	94.5	94.5	92.2	94.4	94.4	84.8
Diluted	96.8	96.6	96.0	95.0	95.4	95.7	95.1	92.7	94.8	94.8	85.2
Other Data:
EBITDA(1)	$66.3	$51.6	$73.0	$60.0	$65.9	$59.6	$40.6	$43.0	$36.6	$35.2	$21.2
Normalized EBITDA(1)	$70.8	71.4	75.4	62.8	67.3	60.0	45.2	47.0	42.0	40.8	38.3
Adjusted earnings(2)	$35.3	$33.9	$35.6	$28.6	$30.3	$24.6	$20.1	$22.6	$17.4	$19.2	$16.0
Diluted adjusted earnings per share(3)	0.36	0.35	0.37	0.30	0.32	0.26	0.21	0.24	0.18	0.20	0.19
Capital expenditures	1.5	4.6	0.7	1.6	2.1	6.6	3.6	7.6	6.2	4.9	6.5
Net cash provided by (used in) operating activities	(68.3)	101.3	39.6	81.4	(57.9)	107.7	(41.7)	115.2	(85.8)	104.7	(34.8)
Net cash (used in) provided by investing activities	120.9	(101.7)	6.8	(48.8)	108.5	(54.7)	(351.6)	(83.0)	101.8	(75.4)	(2.0)
Net cash (used in) provided by financing activities	(44.7)	(20.7)	(48.4)	(53.3)	(32.5)	(49.7)	332.2	(17.4)	(5.9)	(0.9)	22.0
U.S. Equities:
Matched shares ADV (in billions)	1.4	1.5	1.8	1.5	1.6	1.3	1.4	1.5	1.2	1.2	1.2
Routed shares ADV (in billions)	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1

Total touched shares ADV (in billions)	1.5	1.6	1.9	1.6	1.7	1.4	1.5	1.6	1.3	1.3	1.3

Market ADV (in billions)	6.6	7.3	8.6	7.1	7.3	6.4	6.9	7.0	5.7	6.1	6.9
Trading days	64	64	61	64	64	63	61	64	64	63	61
European Equities:
Matched and touched ADNV (in billions)	€9.2	€10.7	€12.6	€11.6	€12.1	€13.0	€13.0	€9.9	€7.7	€7.8	€9.0
Market ADNV (in billions)	€39.8	€46.6	€53.7	€46.3	€49.7	€52.9	€54.7	€44.3	€35.4	€37.4	€41.6
Trading days	66	65	62	65	66	63	63	64	66	63	63
Average Euro/British pound exchange rate	£0.848	£0.788	£0.722	£0.7217	£0.7178	£0.7220	£0.7436	£0.7887	£0.7937	£0.8148	£0.8278

	For the Quarter Ended
	September 30,	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,
	2016			2015				2014
	(in millions, except trading days, per share data and as noted below)
U.S. Options:
Matched contracts ADV (in millions)	1.7	1.8	1.7	1.4	1.9	1.5	1.4	1.1	0.8	0.6	0.6
Routed contracts ADV (in millions)	—	—	—	—	0.1	—	—	—	—	—	—

Total touched contracts ADV (in millions)	1.7	1.8	1.7	1.4	2.0	1.5	1.4	1.1	0.8	0.6	0.6

Market ADV (in millions)	15.1	15.5	16.8	15.6	17.8	15.0	15.9	17.5	15.9	15.5	17.5
Trading days	64	64	61	64	64	63	61	64	64	63	61
Global FX ADNV (in billions)(7)	$25.7	$25.9	$27.0	$23.5	$25.9	$27.0	*	*	*	*	*

(1)
"EBITDA" is defined as income before interest, income taxes, depreciation and amortization. Normalized EBITDA is defined as EBITDA before acquisition-related costs, IPO costs, loss on extinguishment of debt, debt restructuring costs, intangible asset impairment charges, gain on extinguishment of revolving credit facility and an unusually large regulatory assessment charged to a member in 2013. EBITDA and Normalized EBITDA do not represent, and should not be considered as, an alternative to net income or cash flows from operations, each as determined in accordance with U.S. GAAP. Bats has presented EBITDA and Normalized EBITDA because Bats considers them an important supplemental measure of its performance and believes they are frequently used by analysts, investors and other interested parties in the evaluation of companies. In addition, Bats uses Normalized EBITDA as a measure of operating performance for preparation of its forecasts, evaluating its leverage ratio for the debt to earnings covenant included in its outstanding credit facility and calculating employee and executive bonuses. Other companies may calculate EBITDA and Normalized EBITDA differently than Bats does. EBITDA and Normalized EBITDA have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of Bats' results as reported under U.S. GAAP.

The following is a reconciliation of net income to EBITDA and Normalized EBITDA:

	For the Quarter Ended
	September 30,	June 30,	March 31	December 31,	September 30,	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,
	2016			2015				2014
	(in millions)
Net income	$28.5	$17.9	$30.1	$21.7	$25.3	$20.4	$14.8	$18.3	$12.7	$13.7	$4.5
Interest	7.4	11.0	11.5	12.4	12.9	13.2	8.1	6.9	6.9	6.9	6.6
Income tax provision	20.0	12.3	21.0	13.6	17.2	15.8	9.9	10.4	9.4	7.2	4.1
Depreciation and amortization	10.4	10.4	10.4	12.3	10.5	10.2	7.8	7.4	7.6	7.4	6.0

EBITDA	66.3	51.6	73.0	60.0	65.9	59.6	40.6	43.0	36.6	35.2	21.2
Acquisition-related costs	4.0	0.9	1.0	1.8	0.9	0.4	5.1	4.0	5.4	5.6	3.5
IPO costs	0.3	1.3	1.4	1.0	0.5	—	—	—	—	—	—
Loss on extinguishment of debt	—	17.6	—	—	—	—	—	—	—	—	13.6
Debt restructuring	—	—	—	—	—	—	0.5	—	—	—	—
Gain on extinguishment of revolving credit facility	—	—	—	—	—	—	(1.0)	—	—	—	—

Tax restructuring costs	0.2

Normalized EBITDA	$70.8	$71.4	$75.4	$62.8	$67.3	$60.0	$45.2	$47.0	$42.0	$40.8	$38.3

(2)
"Adjusted earnings" is defined as net income adjusted for amortization, net of tax and other items, including acquisition-related costs, IPO costs, loss on extinguishment of debt, debt restructuring costs and intangible asset impairment charges and gain on extinguishment of revolving credit facility, net of the income tax effects of these adjustments. Adjusted earnings does not represent, and should not be considered as, an alternative to net income, as determined in accordance with U.S. GAAP. Bats has presented adjusted earnings because Bats considers it an important supplemental measure of its performance and Bats uses it as the basis for monitoring its own core operating financial performance relative to other operators of electronic exchanges. Bats also believes that it is frequently used by analysts, investors and other interested parties in the evaluation of companies. Bats believes that investors may find this non-GAAP measure useful in evaluating its performance compared to that of peer companies in its industry. Other companies may calculate adjusted earnings differently than Bats does. Adjusted earnings has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of Bats' results as reported under U.S. GAAP.

  The following is a reconciliation of net income to adjusted earnings:

	For the Quarter Ended
	September 30,	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,
	2016			2015				2014
	(in millions)
Net income	$28.5	$17.9	$30.1	$21.7	$25.3	$20.4	$14.8	$18.3	$12.7	$13.7	$4.5
Amortization	6.8	6.8	6.9	8.5	7.1	7.1	4.2	2.7	2.7	2.7	2.2
Acquisition-related costs	4.0	0.9	1.0	1.8	0.9	0.4	5.1	4.0	5.4	5.6	3.5
IPO costs	0.3	1.3	1.4	1.0	0.5	—	—	—	—	—	—
Loss on extinguishment of debt	—	17.6	—	—	—	—	—	—	—	—	13.6
Debt restructuring	—	—	—	—	—	—	0.5	—	—	—	—
Gain on extinguishment of revolving credit facility	—	—	—	—	—	—	(1.0)	—	—	—	—
Tax restructuring costs	0.2	—	—	—	—	—	—	—	—	—	—

Tax effect of amortization and other items	(4.5)	(10.6)	(3.8)	(4.4)	(3.5)	(3.3)	(3.5)	(2.4)	(3.4)	(2.8)	(7.8)

Adjusted earnings	$35.3	$33.9	$35.6	$28.6	$30.3	$24.6	$20.1	$22.6	$17.4	$19.2	$16.0

(3)
Diluted adjusted earnings per share represents adjusted earnings divided by diluted weighted average shares outstanding.

(4)
Market matched ADV of shares in billions.

(5)
Market matched ADNV in euros in billions.

(6)
Market matched average daily volume of option contracts in millions.

(7)
Market ADNV in dollars in billions.

Seasonality

        In the securities and spot FX industries, quarterly revenue fluctuations are common and are due primarily to seasonal variations in trading volumes, as well as competition and technological and regulatory changes. Bats' business experiences seasonal fluctuations, reflecting reduced trading activity generally during the third quarter of each year and during the last month of the year. As a result, Bats' quarterly operating results may not be indicative of the results Bats expects for the full year.

Liquidity and Capital Resources

        Historically, Bats has financed its operations, capital expenditures, dividend payments and other cash needs through cash generated from operations augmented by private placements of its common stock and issuance of debt.

        On December 19, 2012, Bats entered into the 2012 Loan, which comprised (i) a term loan agreement in the amount of $300 million and (ii) revolving loans not to exceed $50 million. The proceeds received from the term loan were used to pay a $298.9 million dividend, or $13.20 per share, to all of Bats' stockholders during the fourth quarter of 2012. The term of the loan was six years ending on December 19, 2018, with a variable interest rate based on one-month LIBOR (with a floor of 125 basis points), plus a spread of 575 basis points. The original issue discount was $12.5 million, or approximately 4.2%. The revolving loans had similar interest rates, including a 0.50% fee on the unused portion, and a three-year term, ending on December 19, 2015. Bats incurred $7.1 million of debt issuance costs, which was capitalized and was being amortized over the term of the 2012 Loan.

        Upon consummation of the Direct Edge acquisition on January 31, 2014, Bats entered into the 2014 Loan, which comprised (i) a term loan agreement in the amount of $470 million and (ii) revolving loans not to exceed $100 million. Bats used the proceeds received from the 2014 Loan to extinguish the 2012 Loan, pay a $132.9 million dividend, or $4.07 per share, to its stockholders, and for other general corporate purposes. The 2012 Loan, related debt issuance costs and debt discount were extinguished when Bats entered into the 2014 Loan, resulting in a loss of $13.6 million that was recorded in non-operating expense on the statement of income. The term of the 2014 Loan was six years ending on January 31, 2020, with a variable interest rate based on one-month LIBOR (with a floor of 100 basis points), plus a spread of 400 basis points (which lowered to 375 basis points if the leverage ratio fell below 2.25). The original issue discount was $1.2 million, or approximately 0.25%. The revolving loans had an interest rate of LIBOR plus 350 basis points and a three-year term, ending on January 31, 2017. The fee on the undrawn portion of the revolving loans was 0.50%. Principal payments on outstanding balances were made on a quarterly basis. Bats incurred $8.3 million of debt issuance costs, which was capitalized and was being amortized over the term of the 2014 Loan.

        Upon consummation of the Bats Hotspot acquisition, Bats amended its 2014 Loan. The Amended 2014 Loan increased the spread on the variable interest rate from 400 basis points to 475 basis points and required a 25 basis point amendment fee. The required annual amortization also increased from 5.0% per annum to 7.5% per annum. In addition, under the Amended 2014 Loan, Bats entered into (i) a new $150 million three-year term loan, or the 2015 Term Loan B-1, and (ii) a new $228 million five-year term loan, or the 2015 Term Loan B-2, both of which were funded immediately prior to the Bats Hotspot acquisition. The 2015 Term Loan B-1 had an interest rate based on one-month LIBOR plus a spread of 375 basis points and a 100 basis point original issue discount, or $1.5 million. The 2015 Term Loan B-2 had an interest rate based on one-month LIBOR (with a floor of 100 basis points) plus a spread of 475 basis points and a 100 basis point original issue discount, or $2.3 million. In addition, Bats entered into a new $100 million revolving credit facility with an interest rate based on one-month LIBOR plus a spread of 350 basis points and an undrawn fee of 50 basis points, replacing the revolving credit facility under the 2014 Loan.

        In June 2016, Bats refinanced its Amended 2014 Loan with a new seven-year $650 million term loan. The 2016 Term Facility decreased the spread on the interest rate from 475 basis points to, subject to compliance with a leverage ratio pricing grid, LIBOR plus 350 basis points, and includes 50 basis points of original issue discount. Under the 2016 Term Facility, the required annual amortization also decreased from 7.5% per annum to 1.0% per annum, calculated on the basis of the outstanding principal amount of the 2016 Term Facility. In addition to scheduled amortization payments, Bats may be required to make prepayments of principal based on a percentage of Excess Cash Flow, as defined in the 2016 Term Facility, or with 100% of the net cash proceeds of certain assets sales or debt incurrences. In addition, Bats entered into a new three-year $100 million revolving credit facility with an interest rate based on, subject to compliance with a leverage ratio grid, LIBOR plus 275 basis points, which includes an undrawn fee, subject to compliance with a leverage ratio grid, of 37.5 basis points, replacing the revolving credit facility under the Amended 2014 Loan. Debt issuance costs related to the refinanced debt were $11.0 million for the nine months ended September 30, 2016 and was capitalized as debt issuance costs and is being amortized over the term of the loans.

        In the near term, Bats expects that its operations and availability under its revolving credit facility will meet its cash needs to fund its operations, capital expenditures, debt repayments and any dividends.

        Cash and cash equivalents include cash in banks and all non-restricted, highly liquid investments with original maturities of three months or less at the time of purchase. Cash and cash equivalents as of September 30, 2016 decreased $6.0 million from December 31, 2015 primarily due to payments of long-term debt, offset by net income. Cash and cash equivalents as of December 31, 2015 decreased $47.1 million from December 31, 2014 primarily due to net cash provided by operating activities, partially offset by net cash used in investing activities and financing activities. Cash and cash equivalents as of December 31, 2014 increased $35.0 million from December 31, 2013 primarily due to net cash provided by operating activities, partially offset by net cash used in investing activities and financing activities. See "—Cash Flow" below for further discussion.

        Bats' cash and cash equivalents held outside of the United States in various foreign subsidiaries totaled $41.7 million as of September 30, 2016, $32.8 million as of December 31, 2015 and $31.3 million as of December 31, 2014. The remaining balance was held in the United States and totaled $27.4 million as of September 30, 2016, $42.3 million as of December 31, 2015 and

$90.9 million as of December 31, 2014. Unremitted earnings of subsidiaries outside of the United States are used to finance Bats' international operations and are generally considered to be indefinitely reinvested. It is not Bats' current intent to change this position. However, the majority of cash held outside the United States is available for repatriation, but under current law, could subject Bats to additional United States income taxes, less applicable foreign tax credits.

        Bats' financial investments include investments with original or acquired maturities longer than three months but that mature in less than one year from the statement of financial condition date and are recorded at fair value. As of September 30, 2016, December 31, 2015 and 2014, financial investments primarily consisted of U.S. Treasury securities.

  Cash Flow

        The following table summarizes Bats' cash flow data for the nine months ended September 30, 2016 and 2015 and the years ended December 31, 2015, 2014 and 2013:

	Nine Months Ended September 30,		For the Year Ended December 31,
	2016	2015	2015	2014	2013
	(in millions)
Net cash provided by operating activities	$72.6	$8.1	$89.5	$99.3	$63.1
Net cash provided by (used in) investing activities	26.0	(297.8)	(346.6)	(58.6)	(9.8)
Net cash (used in) provided by financing activities	(113.8)	249.4	196.7	(2.2)	(46.7)
Effect of foreign currency exchange rate changes on cash and cash equivalents	9.2	(4.0)	13.3	(3.5)	(1.9)

(Decrease) increase in cash and cash equivalents	$(6.0)	$(44.3)	$(47.1)	$35.0	$4.7

  Net Cash Flows Provided by Operating Activities

        During the nine months ended September 30, 2016, net cash provided by operating activities was $3.9 million less than net income. The primary adjustment was the decrease of the Section 31 fees payable of $67.9 million, as the fees were paid to the SEC in September, offset by depreciation and amortization of $31.2 million, the loss on extinguishment of debt of $17.6 million and changes in other various balance sheet accounts.

        During the nine months ended September 30, 2015, net cash provided by operating activities was $52.4 million less than net income. The primary adjustments were a decrease in Section 31 fees payable of $83.5 million, offset by a non-cash adjustment for depreciation and amortization of $28.5 million.

        During the year ended December 31, 2015, net cash provided by operating activities was $7.3 million greater than net income. The primary adjustments were a decrease of $29.2 million in accounts payable and accrued liabilities and depreciation and amortization of $40.8 million.

        During the year ended December 31, 2014, net cash provided by operating activities was $50.1 million higher than net income. The primary adjustments were non-cash adjustments for depreciation and amortization of $28.4 million and the loss on the early extinguishment of debt for $13.6 million.

        During the year ended December 31, 2013, net cash provided by operating activities was $16.3 million higher than net income. The primary adjustments were adjustments to reconcile net income to cash of $27.6 million offset by a $14.5 million decrease in Section 31 fees payable.

  Net Cash Flows Provided by (Used in) Investing Activities

        Net cash flows provided by (used in) investing activities for the nine months ended September 30, 2016 and 2015 were $26.0 million and $(297.8) million, respectively, and reflected changes in net purchases and redemptions of available-for-sale securities of $47.2 million in 2016 and $61.4 million in 2015. In 2016, Bats acquired ETF.com for $12.6 million and in 2015 Bats acquired Bats Hotspot for $360.9 million, net of cash acquired. Purchases of property and equipment were $6.8 million and $12.3 million for the nine months ended September 30, 2016 and 2015, respectively.

        Net cash flows used in investing activities for the years ended December 31, 2015, 2014 and 2013 were $346.6 million, $58.6 million and $9.8 million, respectively, and primarily represented changes in net purchases and redemptions of available-for-sale securities of $14.2 million in 2015, $43.2 million in 2014 and $4.1 million in 2013. Purchases of property and equipment were $13.9 million, $25.2 million and $3.6 million for the years ended December 31, 2015, 2014 and 2013, respectively. In 2014, Bats built out the datacenter spaces and completed the migration of the EDGX and EDGA exchanges onto Bats technology in January 2015. In 2013, the majority of these capital expenditures were for the enhancement or the expansion of Bats' trading technology and applications. Bats continually invests in technology to support its trading platform. See "Information about Bats—Business—Technology."

        Bats expects to spend $10.0 million to $15.0 million in capital expenditures in 2016 primarily for the general maintenance and ongoing enhancement of its data and telecommunications infrastructure and disaster recovery sites.

  Net Cash Flows (Used in) Provided by Financing Activities

        In connection with the debt refinancing in June 2016, for the nine months ended September 30, 2016, Bats received proceeds from long-term debt of $646.7 million while making principal payments on long-term debt of $735.8 million. Bats also paid $11.0 million in debt issuance costs and $7.7 million in distributions.

        For the nine months ended September 30, 2015, in connection with the Bats Hotspot acquisition, $373.8 million of long term debt was issued. Bats made $102.4 million in principal payments on long term debt, $16.5 million in payments of debt issuance cost and $4.8 million in distributions.

        For the year ended December 31, 2015, $373.8 million was received in proceeds from long-term debt, offset by $153.1 million in payments of long-term debt. Debt issuance cost was $16.5 million. Bats received $0.7 million from the employee stock purchase plan which was offset by $3.6 million in treasury stock purchases.

        In 2014, in connection with the Direct Edge acquisition, $499.9 million of long-term debt was issued, offset by the payment of the previous loan and additional principal payments made in 2014 of $277.6 million. This was also offset by $215.0 million in dividends paid to Bats stockholders, $8.3 million of debt issuance cost paid and $1.1 million in purchases of treasury stock.

  Financial Assets

        The following summarizes Bats' financial assets for the nine months ended September 30, 2016 and the years ended December 31, 2015, 2014 and 2013:

	Nine Months Ended September 30,	For the Year Ended December 31,
	2016	2015	2014	2013
		(in millions)
Cash and cash equivalents	$69.1	$75.1	$122.2	$87.2
Financial investments	0.5	47.7	68.4	25.2
Adjusted cash(1)	69.6	54.9	112.3	85.2

(1)
Adjusted cash represents cash and cash equivalents plus financial investments minus cash collected for Section 31 fees. Bats has presented adjusted cash because Bats considers it an important supplemental measure of its liquidity and believes that it is frequently used by analysts, investors and other interested parties in the evaluation of companies.

  Debt

        The following summarizes Bats' debt obligations for the nine months ended September 30, 2016 and the years ended December 31, 2015, 2014 and 2013:

	For the Nine Months Ended September 30,	For the Year Ended December 31,
	2016	2015	2014	2013
	(in millions)
Term loans outstanding	$599.3	$677.6	$439.9	$241.4
Revolving credit facility	—	—	28.0	—
Current portion of long-term debt	(4.1)	(83.9)	(42.2)	(17.4)

Long-term debt	$595.2	$593.7	$425.7	$224.0

        At September 30, 2016, Bats was in compliance with the covenants of its debt agreements.

        In addition to the debt outstanding, as of September 30, 2016 Bats had an additional $100.0 million available through its revolving credit facility. Together with adjusted cash, Bats had $169.6 million available to fund its operations, capital expenditures, potential acquisitions, debt repayments and any dividends as of September 30, 2016.

  Lease and Contractual Obligations

        Bats' principal office is located at 8050 Marshall Drive, Suite 120, Lenexa, Kansas, where it leases approximately 42,500 square feet of space, with an expansion of approximately 19,000 square feet expected to be added in the second half of 2017. The lease on this space expires in February 2027 and contains two five-year renewal options. Bats has an office located at 17 State Street, New York, New York, where it leases approximately 21,000 square feet of space, which expires in April 2024. Bats has an office at 200 S. Wacker Drive, Chicago, Illinois, where it leases approximately 200 square feet of space, which expires in June 2018. Bats has an office located at 16 Collyer Quay, Singapore, where it leases approximately 200 square feet of space, which expires July 2017. In addition, since Bats' acquisition of ETF.com, Bats has had an office located at 222 Sutter Street, Suite 700, San Francisco, California where it leases approximately 1,200 square feet of space, which will continue month-to-month until either party provides notice of termination upon no less than 60 days prior written notice and an office located at Almagro Plaza, Suite 508, Pedro Ponce Carrasco, E8-06 y Diego de Almagro, Quito, Ecuador where it leases approximately 2,600 square feet of space, which will automatically renew in March 2017, unless either party provides no less than 60 days prior written notice. The Bats disaster recovery sites in the United States are located in Kansas City, Missouri and Secaucus, New Jersey. In addition, Bats has agreements with a primary data center in Secaucus, New Jersey and a secondary data center in Chicago, Illinois. Bats' principal offices in the United Kingdom are at 10 Lower Thames Street, London, where it leases approximately 9,100 square feet of office space, which expires in December 2017. Total rent expense related to these lease obligations for the nine months ended September 30, 2016 and the year ended December 31, 2015 was $2.1 million and $3.1 million, respectively. In the United States, Bats has an agreement for its primary data center in Secaucus, New Jersey and its secondary data center in Chicago, Illinois. This agreement was effective in January 2014 and is included in the table below. In Europe, Bats' primary data center is in Slough, England. The disaster recovery site for Bats Europe is in Park Royal, London. Bats' work area recovery space is available on invocation with a specialist provider.

        In addition to Bats' lease obligations, Bats has contractual obligations related to certain operating leases, data and telecommunications agreements, equipment leases and its long-term debt outstanding.

Future minimum payments under these leases and agreements were as follows as of December 31, 2015:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1 - 3 years	4 - 5 years	More than 5 years
	(in millions)
Operating leases	$16.2	$2.3	$4.4	$3.3	$6.2
Principal payments of long-term debt	698.7	90.7	211.8	396.2	—
Interest payments on long-term debt	116.4	36.9	56.8	22.7	—
Data and telecommunications agreements	2.4	1.0	1.4	—	—
Equipment agreements	2.8	2.1	0.7	—	—

Total	$836.5	$133.0	$275.1	$422.2	$6.2

Off Balance Sheet Arrangements

        As of September 30, 2016, December 31, 2015 and 2014, Bats did not have any off-balance sheet arrangements.

Guarantees

        Bats uses Wedbush Securities and Morgan Stanley to clear its routed cash equities transactions in its U.S. Equities segment. Wedbush Securities and Morgan Stanley guarantee the trade until one day after the trade date, after which time the NSCC provides a guarantee. In the case of failure to perform on the part of one of Bats' clearing firms, Wedbush Securities or Morgan Stanley, Bats provides the guarantee to the counterparty to the trade. The OCC acts as a central counterparty on all transactions in listed equity options in Bats' U.S. Options segment, and as such, guarantees clearance and settlement of all of its options transactions. Bats believes that any potential requirement for Bats to make payments under these guarantees is remote and accordingly, has not recorded any liability in the consolidated financial statements for these guarantees.

Critical Accounting Policies

        The preparation of consolidated financial statements in conformity with U.S. GAAP requires Bats management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. Material estimates that are particularly susceptible to significant change in the near term include the following:

  Revenue Recognition

        Transaction fees are recognized on a trade-date basis. Pursuant to FASB Accounting Standards Codification 605-45, Revenue Recognition: Principal Agent Consideration, revenues from transactions executed through Bats are recorded on a gross basis in revenues and expenses. Transaction fees also include fees on shares routed out to another market center.

        As discussed above, Bats earns market data fees from the U.S. tape plans, including the UTP, CTA, CQS and OPRA. Fees, net of plan costs, from UTP, CTA and CQS are allocated and distributed to plan participants according to their share of tape fees based on a formula, required by Regulation NMS, that takes into account both trading and quoting activity. Fees from the U.S. tape plans other than OPRA are estimated and recognized on a monthly basis and received quarterly. Market data fees from OPRA are allocated based upon Bats' share of total options transactions cleared, recognized on a monthly basis and received quarterly. Bats also charges data subscribers directly for proprietary market data in its U.S. Equities and European Equities segments. The proprietary market data fees are recognized on a monthly basis.

        In addition, Bats' national securities exchanges are assessed fees pursuant to Section 31 of the Exchange Act. As discussed above, Section 31 fees are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. As BZX, BYX, EDGX and EDGA are SEC-registered national securities exchanges, these fees are paid directly to the SEC. The exchanges then pass these costs along to members. The exchanges collect the fees as a pass-through charge from members executing eligible trades and recognize these amounts in revenues and cost of revenues as incurred.

  Goodwill and Other Intangible Assets

        Bats' acquisitions of Chi-X Europe, Direct Edge and Bats Hotspot resulted in the recording of goodwill and other intangible assets. In accordance with ASC 350, Bats tests the carrying values of goodwill and indefinite-lived intangible assets for impairment at least annually, or more frequently when events or changes in circumstances signal indicators of impairment are present. Bats performs annual impairment test of goodwill and other indefinite-lived intangible assets during the fourth quarter of its fiscal year, using the December 1 carrying values. Goodwill is tested for impairment at the reporting unit level in accordance with ASC 350-20. If the carrying value of the reporting unit exceeds its fair value, an impairment loss will be recognized in an amount equal to the excess. If the fair value of indefinite-lived intangible assets is less than their carrying value, an impairment loss will be recognized in an amount equal to the difference. Bats completed its annual goodwill impairment test in the fourth quarter of 2015 and determined that no impairment existed.

  Stock-Based Compensation

        Bats has historically granted stock-based compensation to its employees in the form of stock options and restricted stock. Bats records the related compensation expense based on the grant date fair value calculated in accordance with the authoritative guidance issued by FASB. Bats recognizes these compensation costs on a straight-line basis over the requisite service period of the award.

        Bats estimates the grant date fair value of stock options using the Black-Scholes valuation model. Stock-based compensation expense related to awards of restricted stock is based on the fair value at the grant date. Bats recognized compensation expense of approximately $6.1 million for the nine months ended September 30, 2016 and $5.9 million, $1.9 million and $2.2 million for the years ended December 31, 2015, 2014 and 2013, respectively. This expense is included in the compensation and benefits expense in the consolidated statements of income. Assumptions used to estimate compensation expense are determined as follows and have not significantly changed during the nine months ended September 30, 2016 and the years ended December 31, 2015, 2014 and 2013:

  •
  expected term is determined using the contractual term and vesting period of the award;

  •
  expected volatility of award grants is measured using the weighted average of historical daily changes in the market price of the common stock of comparable public companies over the period equal to the expected term of the award;

  •
  expected dividend rate is determined based on expected dividends to be declared;

  •
  risk-free interest rate is equivalent to the implied yield on zero-coupon U.S. Treasury bonds with a maturity equal to the expected term of the awards; and

  •
  forfeitures are based on the history of cancellations of awards granted and management's analysis of potential forfeitures.

        No stock options were granted during the nine months ended September 30, 2016 and the year ended December 31, 2015.

Grant Date	Number of Shares Granted	Exercise Price	Grant Date Fair Value Per Share	Aggregate Grant Date Fair Value
December 1, 2014	638,856	$12.52	$4.64	$2,963,763

        During the first nine months of 2016 and fiscal years 2015, 2014 and 2013, Bats granted stock options and restricted stock based on market transactions of its common stock, if available. Bats believes that the best indication of value to price these grants is a current market-based transaction of its common stock (e.g., the purchase or sale of Bats' common stock by independent, non-distressed parties). If a market-based transaction of its common stock is not available, then Bats obtains a fair value of its common stock based on independent third-party valuation. Each valuation reflected on equal weighting of two valuation analysis techniques: (1) discounted cash flow analysis based on management assumptions and (2) valuation multiples (earnings before interest, taxes, depreciation and amortization and earnings per share) observed from publicly traded companies in a similar industry, a peer group. A combination of factors led to the changes in the fair value of the underlying common stock, including but not limited to, Bats' operating performance, revenues and expenses associated with the entrance into new markets, historical and forecasted industry volumes, market share, pricing within each asset class Bats operates, amount of debt outstanding and changes in the valuation multiples of the established peer group.

        In 2013, Bats granted 13,825 shares of restricted stock valued at $10.85 per share based on an independent third-party valuation as of April 2013 and 244,018 shares of restricted stock valued at $11.71 per share based on an independent third-party valuation as of October 2013. The April 2013 valuation was based on a discounted cash flow exit multiple of 7.5 times and comparable public company multiples of 8.0 times EBITDA and 12.5 times price-earnings ratio of 2013 forecasted earnings, net of $288.8 million of outstanding debt. The October 2013 valuation was based on a discounted cash flow exit multiple of 8.0 times and comparable public company multiples of 9.5 times EBITDA and 15.0 times price-earnings ratio of 2013 forecasted earnings and 8.5 times EBITDA and 12.5 times price-earnings ratio of 2014 forecasted earnings, net of $266.3 million of outstanding debt.

        In 2014, Bats granted 149,056 shares of restricted stock valued at $12.08 per share based on an independent third-party valuation as of January 2014, 10,357 shares of restricted stock valued at $11.58 per share based on a third-party valuation as of April 2014, 457,682 shares of restricted stock valued at $12.52 per share based on a third-party valuation as of October 2014 and 638,856 stock options with an exercise price of $12.52 per share based on an independent third-party valuation of Bats' common stock as of October 2014. The January 2014 valuation was based on discounted cash flow exit multiple of 9.5 times and comparable public company multiples of 9.4 times EBITDA and a 15.3 times price-earnings ratio of 2014 forecasted earnings, net of $376.6 million of outstanding debt and Direct Edge acquisition closing obligations. The April 2014 valuation was based on a discounted cash flow exit multiple of 9.5 times and comparable public company multiples of 9.8 times EBITDA and 15.7 times price-earnings ratio of 2014 forecasted earnings, offset by $499.7 million of outstanding debt. The October 2014 valuation was based on a discounted cash flow exit multiple of 9.5 times and comparable public company multiples of 9.4 times EBITDA and 15.3 times price-earnings ratio of 2014 forecasted earnings and 8.5 times EBITDA and 14.5 times price-earnings ratio of 2015 forecasted earnings, net of $487.5 million of outstanding debt.

        In 2015, Bats granted 24,974 shares of restricted stock valued at $15.62 per share based on an independent third-party valuation as of April 2015. In 2015 and in the first quarter 2016, Bats granted 458,951 shares and 688,226 shares, respectively, of restricted stock valued at $15.78 per share based on market transactions between existing stockholders and a third-party valuation as of October 2015. The

April 2015 valuation was based on a discounted cash flow exit multiple of 9.5 times and comparable public company multiples of 10.6 times EBITDA and 16.2 times price-earnings ratio of 2015 forecasted earnings and 9.8 times EBITDA and 14.5 times price-earnings ratio of 2016 forecasted earnings, net of $856.9 million of outstanding debt and Bats Hotspot acquisition contingent consideration. The market transactions were agreed to between existing stockholders at a fair value of $15.55 in December 2015 and closed in December 2015 through February 2016. Bats included a block trade discount of 1.5% to the market transaction based on a range from an independent third-party analysis. The October 2015 valuation was based on a discounted cash flow exit multiple of 9.5 times and comparable public company multiples of 10.6 times EBITDA and 16.6 times price-earnings ratio of 2015 forecasted earnings and 9.8 times EBITDA and 14.0 times price-earnings ratio of 2016 forecasted earnings, net of $814.2 million of outstanding debt and Bats Hotspot acquisition contingent consideration.

        In January 2016, Bats granted 688,226 shares of restricted stock at $15.78 per share based on market transactions between existing stockholders and a third-party valuation as of October 2015. The market transactions were agreed to between existing stockholders at a fair value of $45.25 in December 2015 and closed in December 2015 through February 2016. Bats included a block trade discount of 1.5% to the market transaction based on a range from an independent third-party analysis. The October 2015 valuation was based on a discounted cash flow exit multiple of 9.5 times and comparable public company multiples of 10.6 times EBITDA and 16.6 times price-earnings ratio of 2015 forecasted earnings and 9.8 times EBITDA and 14.0 times price-earnings ratio of 2016 forecasted earnings, net of $814.2 million of outstanding debt and Bats Hotspot acquisition contingent consideration.

  Property and Equipment, Net

        Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated lives of the assets, generally ranging from three to seven years. Expenditures for repairs and maintenance are charged to expense as incurred. Depreciation of leasehold improvements is calculated using the straight-line method over the shorter of the related lease term or the estimated useful life of the assets.

        Long-lived assets to be held and used are reviewed to determine whether any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Bats bases the evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If such impairment indicators are present that would indicate that the carrying amount of the asset may not be recoverable, Bats determines whether an impairment has occurred through the use of an undiscounted cash flow analysis of assets at the lowest level for which identifiable cash flows exist. In the event of impairment, Bats recognizes a loss for the difference between the carrying amount and the estimated value of the asset as measured using quoted market prices or, in the absence of quoted market prices, a discounted cash flow analysis.

  Income Taxes

        Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in Bats' opinion, it is more likely than not that all or some portion of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

  Foreign Currency

        The functional currency of Bats Europe and certain Bats Hotspot operations is the British pound. Certain Bats Hotspot operations also use the Singapore dollar as functional currency. Bats also bills its European customers in their local currencies, which are primarily euros, but also include Swiss Francs, Norwegian Kroners, Swedish Kronas and Danish Kroners. The assets and liabilities of Bats Europe and certain Bats Hotspot operations are translated from British pounds and Singapore dollars into U.S. dollars using the relevant exchange rate in effect as of each statement of financial condition date. Statements of income and cash flow amounts are translated using the average exchange rate during the period. The cumulative effects of translating the statement of financial condition accounts from the functional currency into the U.S. dollar at the applicable exchange rates are included in accumulated other comprehensive income (loss). Foreign currency gains and losses are recorded as other income (expense) in Bats' consolidated statements of income and have historically not been material.

 BATS QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        For purposes of the discussion contained in this section of this joint proxy statement/prospectus entitled "Bats Quantitative and Qualitative Disclosures about Market Risk," references to Bats means Bats and its consolidated subsidiaries unless the context otherwise requires.

        As a result of Bats' operating activities, it is exposed to market risks such as foreign currency exchange rate risk, equity risk and credit risk. Bats has implemented policies and procedures to measure, manage and monitor and report risk exposures, which are reviewed regularly by management and the Bats board.

  Foreign Currency Exchange Rate Risk

        With operations in Europe and Asia, Bats is subject to currency translation risk as revenues and expenses are denominated in foreign currencies, primarily the British pound, Singapore dollar and the Euro. Bats also has de minimis exposure to other foreign currencies, including the Swiss Franc, Norwegian Kroner, Swedish Krona and Danish Kroner.

        For the three and nine months ended September 30, 2016, Bats exposure to foreign-denominated revenues and expenses is presented by primary foreign currency in the following table:

	Three Months Ended September 30, 2016		Nine Months Ended September 30, 2016
	Euro(1)	British Pound(1)	Euro(1)	British Pound(1)
Foreign denominated % of:
Revenues	2.3%	2.4%	2.5%	2.4%
Cost of revenues	1.6%	0.2%	1.9%	0.5%
Operating expenses	0.9%	—	0.7%	—
Impact of 10% adverse currency fluctuation on:
Revenues	$1.0	$0.5	$3.6	$3.4
Cost of revenues	0.5	—	2.0	0.6
Operating expenses	0.1	—	0.1	—

(1)
An average foreign exchange rate to the U.S. dollar for the period was used.

        For the year ended December 31, 2015, Bats' exposure to foreign-denominated revenues and expenses is presented by primary foreign currency in the following table:

	Year Ended December 31, 2015
	Euro(1)	British Pound(1)
	(in millions, except percentages)
Foreign denominated % of:
Revenues	3.4%	2.4%
Cost of revenues	2.7%	0.5%
Operating expenses	0.8%	—
Impact of 10% adverse currency fluctuation on:
Revenues	$6.0	$4.1
Cost of revenues	3.7	0.8
Operating expenses	0.2	—

(1)
An average foreign exchange rate to the U.S. dollar for the period was used.

  Equity Risk

        Bats' investment in European operations is exposed to volatility in currency exchange rates through translation of its net assets or equity to U.S. dollars. The assets and liabilities of its European business are denominated in British pounds. Fluctuations in currency exchange rates may create volatility in Bats' reported results as it is required to translate foreign currency reported statements of financial condition and income into U.S. dollars for consolidated reporting. The translation of these non-U.S. dollar statements of financial condition into U.S. dollars for consolidated reporting results in a cumulative translation adjustment, which is recorded in accumulated other comprehensive loss (income) within stockholders' equity on the consolidated statements of financial condition. Bats' primary exposure to this equity risk as of September 30, 2016 is presented by foreign currency in the following table:

British Pound(1)
(in millions)
Net equity investment in Bats Europe	$237.2
Impact on consolidated equity of a 10% adverse currency fluctuation	$23.7

(1)
Converted to U.S. dollars using the foreign exchange rate of British pounds into U.S. dollars as of September 30, 2016.

        Bats' primary exposure to this equity risk as of December 31, 2015 is presented by foreign currency in the following table:

British Pound(1)
(in millions)
Net equity investment in Bats Europe	$259.3
Impact on consolidated equity of a 10% adverse currency fluctuation	$25.9

(1)
Converted to U.S. dollars using the foreign exchange rate of British pounds into U.S. dollars as of December 31, 2015.

  Credit Risk

        Bats is exposed to credit risk from third parties, including customers, counterparties and clearing agents. These parties may default on their obligations due to bankruptcy, lack of liquidity, operational failure or other reasons. Bats limits its exposure to credit risk by rigorously selecting the counterparties with which it makes investments and executes agreements. While Bats provides markets for trading listed cash equity securities in the United States and Europe and listed equity options in the United States, it does not trade securities for its own account. Bats invests available cash in highly liquid, short-term investments, such as U.S. Treasury securities. Its investment policy is to preserve capital and liquidity. Bats does not believe there is significant risk associated with these short-term investments.

        Bats does not have counterparty credit risk with respect to trades matched on BZX, BYX, EDGX, EDGA and Bats Europe. With respect to listed cash equities, it delivers matched trades of its customers to NSCC without taking on counterparty risk for those trades. NSCC acts as a central counterparty on all transactions occurring on BZX, BYX, EDGX and EDGA and, as such, guarantees clearance and settlement of all of its matched equity trades. Similarly, with respect to U.S. listed equity options, Bats delivers matched trades of its customers to the OCC, which acts as a central counterparty on all transactions occurring on BZX and EDGX and, as such, guarantees clearance and settlement of all of its matched options trades.

        In addition, with respect to orders Bats Trading routes to other markets for execution on behalf of its customers, Bats Trading is exposed to some counterparty credit risk in the case of failure to perform on the part of Bats' clearing firms, Wedbush Securities or Morgan Stanley. Wedbush Securities and Morgan Stanley guarantee trades until one day after the trade date, after which time NSCC provides a guarantee. Thus, Bats Trading is potentially exposed to credit risk to the counterparty to a trade routed to another market center between the trade date and one day after the trade date in the event that Wedbush Securities or Morgan Stanley fails. Bats believes that any potential requirement for it to make payments under these guarantees is remote and accordingly, has not recorded any liability in its consolidated financial statements for these guarantees.

        Similarly, with respect to orders in U.S. listed equity options, Bats routes orders for execution to other national securities exchanges through either Bats Trading or through affiliates of BofA Merrill Lynch and Wedbush Securities, as discussed above. For orders in U.S. listed equity options routed through BofA Merrill Lynch, or Wedbush Securities and executed on another national securities exchange, Bats Trading has counterparty credit risk exposure to BofA Merrill Lynch or Wedbush Securities until a trade settles (generally one day after the trade date). For orders in U.S. listed equity options routed directly by Bats Trading to, and executed on, another national securities exchange, Bats Trading also has counterparty credit exposure to BofA Merrill Lynch, which acts as Bats Trading's options clearing firm on such transactions. Bats believes that any potential requirement for it to make payments under these guarantees is remote. Accordingly, it has not recorded any liability in its consolidated financial statements for these guarantees.

        Historically, Bats has not incurred any liability due to a customer's failure to satisfy its contractual obligations as counterparty to a system trade. Credit difficulties or insolvency, or the perceived possibility of credit difficulties or insolvency, of one or more larger or visible market participants could also result in market-wide credit difficulties or other market disruptions.

        Bats does not have counterparty credit risk with respect to institutional spot FX trades occurring on the Bats Hotspot Platform because Bats Hotspot is not a counterparty to any FX transactions. All transactions occurring on the Bats Hotspot Platform occur bilaterally between two banks or prime brokers as counterparties to the trade. While Bats Hotspot does not have direct counterparty risk, Bats Hotspot may suffer a decrease in transaction volume if a bank or prime broker experiences an event that causes other prime brokers to decrease or revoke the credit available to the prime broker experiencing the event. Therefore, Bats Hotspot may have risk that is related to the credit of the banks and prime brokers that trade FX on the Bats Hotspot Platform.

        Bats also has credit risk related to transaction fees that are billed in arrears to customers on a monthly basis. Bats' potential exposure to credit losses on these transactions is represented by the receivable balances in its consolidated statements of financial condition. Its customers are financial institutions whose ability to satisfy their contractual obligations may be impacted by volatile securities markets.

        On a regular basis, Bats reviews and evaluates changes in the status of its counterparties' creditworthiness. Credit losses such as those described above could adversely affect Bats' consolidated financial position and results of operations. Any such effects to date have been minimal.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT OF CBOE HOLDINGS

        The following table lists the shares of CBOE Holdings common stock that were beneficially owned as of December 2, 2016, or as of the date otherwise indicated below, and the percentage of CBOE Holdings common stock beneficially owned, based on 81,285,307 shares outstanding on December 2, 2016, including 20,553 unvested restricted shares of CBOE Holdings common stock, by each of CBOE Holdings' directors, named executive officers, directors and executive officers as a group, and beneficial owners of more than 5% of CBOE Holdings common stock. Beneficial ownership includes voting or investment power with respect to shares of CBOE Holdings common stock and includes shares issuable pursuant to stock awards that are exercisable or vest within 60 days of December 2, 2016. Unless otherwise indicated, the address for each listed stockholder is: c/o CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois, 60605.

Name	Number of Shares of CBOE Holdings Common Stock(1)	Percent of Voting Common Stock
Named executive officers and directors:
Edward T. Tilly	73,611	*
Edward L. Provost	67,287	*
Alan J. Dean	51,495	*
Joanne Moffic-Silver	62,808	*
Gerald T. O'Connell	57,189	*
William J. Brodsky(2)	272,735	*
James R. Boris	12,276	*
Frank E. English, Jr.	5,729	*
William M. Farrow III	1,581	*
Edward J. Fitzpatrick	6,244	*
Janet P. Froetscher	16,876	*
Jill R. Goodman	9,029	*
R. Eden Martin	16,876	*
Roderick A. Palmore	16,576	*
Susan M. Phillips	16,876	*
Samuel K. Skinner	16,876	*
Carole E. Stone	14,576	*
Eugene S. Sunshine	16,876	*
All directors and executive officers as a group (19 persons)	745,255	*
5% stockholders:
T. Rowe Price Associates, Inc.(3)	9,678,068	11.90%
BlackRock, Inc.(4)	5,881,983	7.23%
The Vanguard Group(5)	5,647,285	6.95%
Renaissance Technologies LLC, et al.(6)	4,399,700	5.41%

*
Less than 1%.

(1)
Amounts include 1,581 unvested restricted shares of CBOE Holdings common stock granted to each non-employee director pursuant to the Second Amended and Restated CBOE Holdings, Inc. Long-Term Incentive Plan. The number of unvested restricted shares of CBOE Holdings common stock held by all directors as a group is 20,553. Restricted stock units granted to executives, which do not entitle the holder to voting rights, are not included in this table.

(2)
Amount includes 59,000 shares held by the William and Joan Brodsky Foundation, Inc., over which Mr. Brodsky has voting and dispositive power. Mr. Brodsky disclaims beneficial ownership of these shares.

(3)
Based on information set forth in a Schedule 13G/A filed with the SEC on February 11, 2016. The Schedule 13G/A reports that, as of December 31, 2015, T. Rowe Price Associates, Inc., 100 East Pratt Street, Baltimore, Maryland 21202, has sole voting power with respect to 2,781,011 shares of CBOE Holdings common stock and sole dispositive power with respect to 9,678,068 shares of CBOE Holdings common stock.

(4)
Based on information set forth in a Schedule 13G/A filed with the SEC on January 26, 2016. The Schedule 13G/A reports that, as of December 31, 2015, BlackRock Inc., 55 East 52nd Street New York, New York 10055, has sole voting power with respect to 5,586,922 shares of common stock and sole dispositive power with respect to 5,881,983 shares of CBOE Holdings common stock.

(5)
Based on information set forth in a Schedule 13G/A filed with the SEC on February 10, 2016. The Schedule 13G/A reports that, as of December 31, 2015, The Vanguard Group, 100 Vanguard Blvd., Malvern, Pennsylvania 19355, has sole voting power with respect to 60,879 shares of CBOE Holdings common stock, sole dispositive power with respect to 5,587,406 shares of CBOE Holdings common stock, shared voting power with respect to 4,000 shares of CBOE Holdings common stock and shared dispositive power with respect to 59,879 shares of CBOE Holdings common stock.

(6)
Based on information set forth in a Schedule 13G filed with the SEC on February 11, 2016. The Schedule 13G reports that, as of December 31, 2015, Renaissance Technologies LLC and Renaissance Technologies Holdings Corporation, 800 Third Avenue, New York, New York 10022, each have sole voting and dispositive power with respect to 4,399,700 shares of CBOE Holdings common stock.

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT OF BATS

        The following table lists the shares of Bats common stock that were beneficially owned as of December 2, 2016, or as of the date otherwise indicated below, and the percentage of Bats common stock beneficially owned, based on 96,646,411 shares of Bats common stock outstanding, including 1,301,662 unvested restricted shares of Bats common stock and 2,518,219 shares of non-voting Bats common stock, on December 2, 2016, by each of Bats' directors, named executive officers, directors and executive officers as a group, and beneficial owners of more than 5% of Bats common stock. Beneficial ownership includes voting or investment power with respect to shares of Bats common stock and includes shares issuable pursuant to stock awards that are exercisable or vest within 60 days of December 2, 2016. Unless otherwise indicated, the address for each listed stockholder is: c/o Bats Global Markets, Inc., 8050 Marshall Drive, Suite 120, Lenexa, KS 66214.

Name and Address of Beneficial Owner	Number of Shares of Non-Voting Bats Common Stock	Number of Shares of Voting Bats Common Stock	Percentage of Total Outstanding Voting Bats Common Stock and Non-Voting Bats Common Stock	Total Voting Power(1)
Named executive officers and directors:
Chris Concannon(2)	—	633,766	*	*
Bryan Harkins(3)	—	183,733	*	*
Mark Hemsley(4)	—	307,417	*	*
Chris Isaacson(5)	—	383,642	*	*
Brian N. Schell(6)	—	189,783	*	*
Joe Ratterman(7)	—	778,126	*	*
Alan H. Freudenstein	—	—	—	—
Robert W. Jones(8)	—	28,529	*	*
John McCarthy	—	—	—	—
Chris Mitchell(9)	—	3,906,975	4.2%	4.2%
Jamil Nazarali(10)	—	3,529	*	*
Frank Reardon(11)	—	3,529	*	*
Michael Richter(12)	—	64,752	*	*
All executive officers and directors as a group (16 people)	—	9,031,237	7.4%	6.7%
5% stockholders:
Deutsche Börse Systems, Inc.(13)	—	8,993,977	9.6%	9.6%
GA-GTCO Interholdco, LLC ("GA-GTCO Interholdco"), General Atlantic LLC ("GA LLC"), General Atlantic GenPar, L.P. ("GenPar"), General Atlantic Partners 83, L.P. ("GAP 83"), General Atlantic Partners 93, L.P. ("GAP 93"), GA-GTCO US AIV, L.P. ("GA US AIV"), GA-GTCO AIV, L.P. ("GA AIV"), GAP-W, LLC ("GAP-W"), GAP Coinvestments III, LLC ("GAPCO III"), GAP Coinvestments IV, LLC ("GAPCO IV"), GAP Coinvestments CDA, L.P. ("GAPCO CDA"); and GapStar, LLC ("GapStar" and collectively, the "GA Funds")(14)	—	8,815,536	9.4%	9.4%
TA XI, L.P., TA Atlantic and Pacific VI, L.P. and TA Investors IV, L.P. ("TA Associates Funds")(15)	—	7,092,061	7.5%	7.6%
Credit Suisse NEXT Investors LLC(16)	2,007,900	3,668,741	5.9%	3.9%

*
Less than 1%.

(1)
Each holder of voting Bats common stock is entitled to one vote per share on all matters submitted to Bats stockholders for a vote. Shares of non-voting Bats common stock do not vote, except as may otherwise be required by law. Shares of non-voting Bats common stock are convertible into voting Bats common stock at the option of the holder in connection with any "qualified transfer."

(2)
Consists of 314,342 shares of Bats common stock, including 205,301 unvested restricted shares of Bats common stock, held of record by Chris Concannon and options to purchase 319,424 shares of Bats common stock exercisable within 60 days of December 2, 2016.

(3)
Consists of 183,733 shares of Bats common stock, including 154,200 unvested restricted shares of Bats common stock, held of record by Bryan Harkins.

(4)
Consists of 275,882 shares of Bats common stock, including 158,834 unvested restricted shares of Bats common stock, held of record by Mark Hemsley and options to purchase 31,535 shares of Bats common stock exercisable within 60 days of December 2, 2016.

(5)
Consists of 225,962 shares of Bats common stock, including 130,964 unvested restricted shares of Bats common stock, held of record by Chris Isaacson and options to purchase 157,680 shares of Bats common stock exercisable within 60 days of December 2, 2016.

(6)
Consists of 189,783 shares of Bats common stock, including 125,446 unvested restricted shares of Bats common stock, held of record by Brian N. Schell.

(7)
Consists of 26,063 shares of Bats common stock, including 7,058 unvested restricted shares of Bats common stock, held of record by Joe Ratterman and 752,063 shares of Bats common stock held of record by the Joseph P. and Sandra M. Ratterman Trust. Joseph P. Ratterman and Sandra M. Ratterman, as Trustees of the Joseph P. and Sandra M. Ratterman Trust dated September 15, 2008, or their Successors in Trust, may be deemed to share voting power and dispositive power over the shares held by the Joseph P. and Sandra M. Ratterman Trust dated September 15, 2008.

(8)
Consists of 28,529 shares of Bats common stock, including 3,529 unvested restricted shares of Bats common stock, held of record by Robert W. Jones.

(9)
Based on information set forth in a Form 4 filed with the SEC on November 23, 2016. Consists of 3,906,975 shares of Bats common stock held of record by Spectrum VI Investment Managers' Fund, L.P., Spectrum VI Co-Investment Fund, L.P. and Spectrum Equity Investors VI, L.P. (the "Spectrum Equity Funds"). The general partner of Spectrum Equity Investors VI, L.P. is Spectrum Equity Associates VI, L.P., the general partner of which is SEA VI Management, LLC. The general partner of each of Spectrum VI Investment Managers' Fund, L.P. and Spectrum VI Co-Investment Fund, L.P. is also SEA VI Management, LLC, over which Brian B. Applegate, William P. Collatos, Victor E. Parker, Christopher T. Mitchell (one of Bats' directors) and Benjamin C. Spero exercise voting and dispositive power. The principal business address of each of the Spectrum Equity Funds is One International Place, 35th Floor, Boston, Massachusetts, 02110.

(10)
Consists of 3,529 shares of Bats unvested restricted common stock, held of record by Jamil Nazarali.

(11)
Consists of 3,529 shares of Bats unvested restricted common stock, held of record by Frank Reardon.

(12)
Consists of 64,752 shares of Bats common stock, including 3,529 unvested restricted shares of Bats common stock, held of record by Michael Richter.

(13)
Based on information set forth in a Schedule 13G filed with the SEC on July 7, 2016. The Schedule 13G reports that, as of June 28, 2016, Deutsche Boerse AG and Deutsche Boerse Systems, Inc., each have shared voting and dispositive power with respect to 8,993,977 shares of common stock. The principal business office of Deutsche Boerse AG is located at Frankfurt am Main 60485, Germany, and the principal business office of Deutsche Boerse Systems, Inc. is located at 233 South Wacker Drive, Suite 2455, Chicago, Illinois 60606.

(14)
Based on information set forth in a Schedule 13G filed with the SEC on November 30, 2016. The Schedule 13G reports that, as of November 30, 2016, the GA Funds each have shared voting and dispositive power with respect to 8,815,536 shares of Bats common stock.

The members of GA-GTCO Interholdco are GAP 83, GAP 93, GA US AIV, GA AIV, GAP-W, GAPCO III, GAPCO IV, GAPCO CDA and GapStar. The general partner of GAP 83, GAP 93, GAP US AIV and GAP AIV is GenPar. GenPar is also the manager of GAP-W. The general partner of GenPar is GA LLC. GA LLC is the managing member of GAPCO III and GAPCO IV and the general partner of GAPCO CDA. There are 24 managing directors of GA LLC: Steven A. Denning, William E. Ford, J. Frank Brown, Thomas J. Murphy, John D. Bernstein, Gabriel Caillaux, Andrew Crawford, Alex Crisses, Mark F. Dzialga, Martin Escobari, David C. Hodgson, René M. Kern, Jonathan C. Korngold, Christopher G. Lanning, Anton J. Levy, Sandeep Naik, Joern Nikolay, Andrew C. Pearson, Brett B. Rochkind, David A. Rosenstein, Graves Tompkins, Robbert Vorhoff, Ke Wei and Chi Eric Zhang (the "GA Managing Directors"). Certain GA Managing Directors are the members of GapStar. Each of the Managing Directors of GA LLC disclaims beneficial ownership of the shares of Bats common stock except to the extent he has a pecuniary interest therein.

The business address of the GA Funds is c/o General Atlantic Service Company, LLC, 55 East 52nd Street, 32nd Floor, New York, NY 10055. The business address of Messrs. Denning, Murphy, Dzialga and Pearson is 600 Steamboat Road, Greenwich, Connecticut 06830. The business address of Messrs. Ford, Brown, Crawford, Crisses, Hodgson, Kern, Korngold, Lanning, Levy, Rosenstein, Tompkins and Vorhoff is 55 East 52nd Street, 32nd Floor, New York, New York 10055. The business address of Messrs. Bernstein and Caillaux is 23 Savile Row, London W1S 2ET, United Kingdom. The business address of Mr. Escobari is Rua Dr. Renato Paes de Barros, 1017, 15Ú andar, 04530-001, Sao Paulo, Brazil. The business address of Mr. Naik is Level 19, Birla Aurora, Dr. Annie Besant Road, Worli, Mumbai 400 030, India. The business address of Mr. Nikolay is Maximilianstrasse 35b, 80539 Munich, Germany. The business address of Mr. Rochkind is 228 Hamilton Ave., Palo Alto, CA 94301. The business address of Messrs. Wei and Zhang is Suite 1704, 17/F Alexandra House, 18 Chater Road, Central, Hong Kong, China.

(15)
Based on information set forth in a Form 4 filed with the SEC on November 21, 2016. TA Associates, L.P. is either the direct or indirect general partner of the TA Associates Funds and has the investment and voting control of the TA Associates Funds. Voting and investment power with respect to such shares is vested in a four person investment committee at TA Associates, L.P. consisting of the following partners or employees of TA Associates, L.P.: Jonathan M. Goldstein, Kurt R. Jaggers, Jonathan W. Meeks and Kenneth T. Schiciano. TA Associates, L.P. may be deemed to have an indirect pecuniary interest in such shares held by the TA Associates Funds. TA Associates, L.P. disclaims beneficial ownership of such securities except to the extent of any pecuniary interest in such shares, which is subject to indeterminable future events. Messrs. Goldstein, Jaggers, Meeks and Schiciano may be deemed to have an indirect pecuniary interest as a partner of TA Investors IV, L.P. in certain shares of common stock and non-voting Bats common stock. Such individuals disclaim beneficial ownership of such securities, except to the extent of their pecuniary interest therein. The address of each TA Associates Fund is 200 Clarendon Street, 56th floor, Boston, Massachusetts 02116.

(16)
Credit Suisse NEXT Investors LLC's address is 11 Madison Avenue, New York, New York 10010.

 DESCRIPTION OF CBOE HOLDINGS CAPITAL STOCK

        The following summary is a description of the material terms of CBOE Holdings' capital stock and is not complete. You should also refer to the CBOE Holdings charter and the CBOE Holdings bylaws, which are included as exhibits to the registration statement of which this joint proxy statement/prospectus forms a part, and the applicable provisions of the DGCL. See "Where You Can Find More Information." The description set forth below should be read in conjunction with the section entitled "Comparison of Rights of CBOE Holdings Stockholders and Bats Stockholders."

        The CBOE Holdings charter authorizes CBOE Holdings to issue 325,000,000 shares of voting common stock, par value $0.01 per share, and 20,000,000 shares of preferred stock, par value $0.01 per share. Currently, there are no shares of preferred stock outstanding, although CBOE Holdings may issue preferred stock in the future. CBOE Holdings common stock is listed on the NASDAQ Global Select Market under the symbol "CBOE." Computershare Trust Company, N.A. is the registrar and transfer agent for CBOE Holdings common stock.

Common Stock

        All of CBOE Holdings' issued and outstanding shares of common stock are, and the shares of CBOE Holdings common stock to be issued by CBOE Holdings to Bats stockholders in connection with the merger will be, validly issued, fully paid and nonassessable.

  Voting

        Each holder of CBOE Holdings common stock is entitled to one vote for each share of CBOE Holdings common stock. Any action at a meeting at which a quorum is present will be decided by a majority of the votes properly cast, except in the case of any contested election of directors, which will be decided by a plurality of votes cast. Cumulative voting for the election of directors is not provided for in the CBOE Holdings charter.

  Dividends

        Each share of CBOE Holdings common stock (including each share of CBOE Holdings restricted stock) is entitled to receive a dividend if, as and when declared by the CBOE Holdings board. CBOE Holdings has paid quarterly dividends since its initial public offering in 2010 and intends to continue paying regular quarterly dividends to its stockholders. However, any decision to pay dividends on its common stock will be at the discretion of its board of directors, which may determine not to declare dividends at all or at a reduced amount. The CBOE Holdings board's determination to declare dividends will depend upon CBOE Holdings' profitability and financial condition, contractual restrictions, restrictions imposed by applicable law and the SEC and other factors that the board deems relevant. As a holding company with no significant business operations of its own, CBOE Holdings depends entirely on distributions, if any, it may receive from its subsidiaries to meet its obligations and pay dividends to its stockholders. If these subsidiaries are not profitable, or even if they are and they determine to retain their profits for use in their businesses, CBOE Holdings will be unable to pay dividends to its stockholders. Dividends may be paid either in cash, in property or in shares of CBOE Holdings capital stock.

  Liquidation Rights

        In the event of a voluntary or involuntary liquidation, dissolution or winding up of CBOE Holdings, the holders of CBOE Holdings common stock will be entitled to share ratably on the basis of the number of shares held in any of the assets available for distribution after CBOE Holdings has paid in full all of its debts and after the holders of all outstanding series of CBOE Holdings preferred stock, if any, have received their liquidation preferences in full.

Preferred Stock

        CBOE Holdings is authorized to issue up to 20,000,000 shares of preferred stock. The CBOE Holdings charter authorizes the CBOE Holdings board to issue these shares in one or more series, to determine the designations and the powers, preferences and rights and the qualifications, limitations and restrictions thereof, including the dividend rights, conversion or exchange rights, voting rights (including the number of votes per share), redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series. The CBOE Holdings board could, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of common stock and which could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of CBOE Holdings' outstanding common stock.

        Subject to the rights of the holders of any series of preferred stock, the number of authorized shares of preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by resolution adopted by the CBOE Holdings board and approved by the affirmative vote of the holders of a majority of the votes entitled to be cast by the holders of the then-outstanding shares of CBOE Holdings stock entitled to vote on the matter, voting together as a single class.

Ownership and Voting Limits on CBOE Holdings Common Stock

        The CBOE Holdings charter places certain ownership and voting limits on the holders of CBOE Holdings common stock:

  •
  No person (either alone or together with its related persons) may beneficially own directly or indirectly shares of CBOE Holdings stock representing in the aggregate more than 20% of the then-outstanding shares of CBOE Holdings stock; and

  •
  No person (either alone or together with its related persons) is entitled to vote or cause the voting of shares of CBOE Holdings stock beneficially owned directly or indirectly by that person or those related persons to the extent that those shares would represent in the aggregate more than 20% of the total number of votes entitled to be cast on any matter.

        The term "related persons" means, with respect to any person:

  •
  with respect to any person, all "affiliates" (as such term is defined in Rule 12b-2 under the Exchange Act) of such person;

  •
  any person associated with a member (as the phrase "person associated with a member" is defined under Section 3(a)(21) of the Exchange Act);

  •
  any two or more persons that have any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of shares of the capital stock of CBOE Holdings;

  •
  in the case of a person that is a company, corporation or similar entity, any executive officer (as defined under Rule 3b-7 of the Exchange Act) or director of such person and, in the case of a person that is a partnership or a limited liability company, any general partner, managing member or manager of such person, as applicable;

  •
  in the case of a person that is a natural person, any relative or spouse of such natural person, or any relative of such spouse who has the same home as such natural person or who is a director or officer of CBOE Holdings or any of CBOE Holdings' parents or subsidiaries;

  •
  in the case of a person that is an executive officer (as defined under Rule 3b-7 under the Exchange Act), or a director of a company, corporation or similar entity, such company, corporation or entity, as applicable; and

  •
  in the case of a person that is a general partner, managing member or manager of a partnership or limited liability company, such partnership or limited liability company, as applicable.

        Unless certain requirements are satisfied, in the event that a person, either alone or together with its related persons, beneficially owns shares of CBOE Holdings stock representing more than 20% of the then-outstanding shares of CBOE Holdings stock, CBOE Holdings will be obligated to redeem promptly, at a price equal to the par value of such shares of stock and to the extent that funds are legally available for such redemption, that number of shares of CBOE Holdings stock necessary so that such person, together with its related persons, will beneficially own, directly or indirectly, shares of CBOE Holdings stock representing in the aggregate no more than 20% of the outstanding shares of stock, after taking into account that such redeemed shares will become treasury shares and will no longer be deemed to be outstanding.

        If any person (either alone or together with its related persons) is party to any agreement or arrangement relating to shares of CBOE Holdings stock entitled to vote on any matter with any other person (either alone or together with its related persons) under circumstances that would result in shares of CBOE Holdings stock that would be subject to such agreement or arrangement not being voted on any matter, or the withholding of any proxy relating thereto, where the effect of such agreement or arrangement would be to enable any person with the right to vote any shares of CBOE Holdings common stock, but for Article Sixth of the CBOE Holdings charter, to vote or have the right to vote more than 20% of the outstanding votes entitled to be cast, then the person with such right to vote will not be entitled to vote (either alone or together with its related persons) to the extent that such shares represent more than the "recalculated voting limitation," which means 20% of the number of then-outstanding votes assuming that all shares of stock subject to such agreement or arrangement are not outstanding votes entitled to be cast. CBOE Holdings is required to disregard any votes purported to be cast in excess of the recalculated voting limitation.

        The CBOE Holdings board may waive the provisions regarding ownership and voting limits by a resolution expressly permitting this ownership or voting (which resolution must be filed with and approved by the SEC prior to being effective), subject to a determination of the CBOE Holdings board that:

  •
  the acquisition of beneficial ownership in excess of the ownership limits or exercise of voting rights in excess of the voting limits or entering into such agreement or other arrangement will not impair the ability of CBOE Holdings or any national securities exchange controlled, directly or indirectly by CBOE Holdings, including, but not limited to CBOE (each, a "Regulated Securities Exchange Subsidiary") to discharge its responsibilities under the Exchange Act and the rules and regulations thereunder and is otherwise in the best interests of CBOE Holdings and its stockholders and the Regulated Securities Exchange Subsidiaries;

  •
  the acquisition of beneficial ownership in excess of the ownership limits or exercise of voting rights in excess of the voting limits will not impair the SEC's ability to enforce the Exchange Act;

  •
  neither the person obtaining the waiver nor any of its related persons is subject to any statutory disqualification (as defined in Section 3(a)(39) of the Exchange Act) if such person is seeking to obtain a waiver above the applicable ownership or voting percentage level; and

  •
  for so long as CBOE Holdings directly or indirectly controls a Regulated Securities Exchange Subsidiary, neither the person obtaining the waiver nor any of its related persons is a Trading Permit Holder (as defined in the bylaws of any Regulated Securities Exchange Subsidiary) or a related person of such Trading Permit Holder.

        In making these determinations, the CBOE Holdings board may impose conditions and restrictions on the relevant stockholder or its related persons that it deems necessary, appropriate or desirable in furtherance of the objectives of the Exchange Act and the governance of CBOE Holdings.

        The voting limitation does not apply to a solicitation of a revocable proxy by CBOE Holdings or by CBOE Holdings' directors or officers on its behalf and also does not apply to a solicitation of a revocable proxy by a stockholder in accordance with Regulation 14A under the Exchange Act. This exception, however, does not apply to a solicitation by a stockholder pursuant to Rule 14a-2(b)(2) under the Exchange Act, which permits a solicitation made otherwise than on behalf of CBOE Holdings where the total number of persons solicited is not more than ten.

        The CBOE Holdings charter also provides that the CBOE Holdings has the right to require any person and its related persons that the CBOE Holdings board reasonably believes to be subject to the voting or ownership restrictions summarized above, and any stockholder (including its related persons) that at any time beneficially owns 5% or more of CBOE Holdings' then-outstanding capital stock entitled to vote on any matter (and has not reported that ownership to CBOE Holdings), to provide to CBOE Holdings complete information as to all shares of CBOE Holdings stock that such stockholder and it related persons beneficially owns, as well as any other factual matter relating to the applicability to such stockholder of the voting and ownership requirements outlined above as may reasonably be requested.

Other Provisions

        The CBOE Holdings charter and CBOE Holdings bylaws include a number of anti-takeover provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the CBOE Holdings board rather than pursue non-negotiated takeover attempts. These provisions include:

  •
  Advance Notice Requirements.  The CBOE Holdings bylaws establish advance notice procedures with regard to the nomination by stockholders of candidates for election as directors or the proposal by stockholders of business to be brought before meetings of stockholders. These procedures provide that notice of stockholder nominations and proposals must be timely and given in writing to the CBOE Holdings' corporate Secretary. Generally, to be timely, notice must be received at the CBOE Holdings' principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain the information required by the CBOE Holdings bylaws, including information regarding the nominee and the nominating stockholder or the proposal and the proponent, as applicable.

  •
  Special Meetings of Stockholders.  The CBOE Holdings bylaws provide that special meetings of stockholders may be called at any time by only the Chairman of the Board, the Chief Executive Officer, the President or the board of directors pursuant to a resolution adopted by the affirmative vote of a majority of the total number of directors then in office. Special meetings may not be called by any other person or persons.

  •
  No Written Consent of Stockholders.  The CBOE Holdings charter and CBOE Holdings bylaws provide that any action required or permitted to be taken by stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing by such stockholders.

  •
  Amendment of Bylaws.  The CBOE Holdings board may amend or repeal the CBOE Holdings bylaws. CBOE Holdings stockholders may adopt, amend or repeal any provisions of the CBOE Holdings bylaws by obtaining the affirmative vote of the holders of a majority of the votes entitled to be cast by the holders of the then-outstanding shares of the CBOE Holdings' capital stock entitled to vote generally in the election of directors, voting together as a single class. However, for so long as CBOE Holdings controls, directly or indirectly, any Regulated Securities Exchange Subsidiary, before any amendment or repeal of any provision of CBOE Holdings bylaws is effective, such amendment or repeal must be submitted to the board of directors of each Regulated Securities Exchange Subsidiary and if such amendment or repeal must be filed with or filed with and approved by the SEC, then such amendment or repeal will not become effective until filed with or filed with and approved by the SEC, as the case may be.

  •
  Preferred Stock.  The ability of the CBOE Holdings board to establish the rights and issue substantial amounts of preferred stock without the need for stockholder approval may delay or deter a change in control of CBOE Holdings. See "—Preferred Stock" above.

Business Combinations with Interested Stockholders

        CBOE Holdings is subject to Section 203 of the DGCL, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any "business combination" (as defined below) with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless: (1) prior to such time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (2) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

        Section 203 of the DGCL defines generally "business combination" to include: (1) any merger or consolidation involving the corporation and the interested stockholder; (2) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (4) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 of the DGCL defines an "interested stockholder" as any entity or person who, together with such entity or person's associates and affiliates, beneficially owns 15% or more of the outstanding voting stock of the corporation.

Limitations on Liability and Indemnification of Officers and Directors

        The CBOE Holdings charter limits the liability of its officers and directors and provides that CBOE Holdings will indemnify its officers and directors, in each case, to the fullest extent permitted by the DGCL.

COMPARISON OF RIGHTS OF CBOE HOLDINGS STOCKHOLDERS
AND BATS STOCKHOLDERS

        Both CBOE Holdings and Bats are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are governed by the DGCL. Upon completion of the merger, all outstanding shares of Bats common stock (other than cancelled shares and appraisal shares) will be converted into the right to receive the merger consideration, which will include shares of CBOE Holdings common stock and/or cash, depending on the election of each Bats stockholder, and subject to proration. Therefore, upon completion of the merger, the rights of the former Bats stockholders will be governed by Delaware law, the CBOE Holdings charter and the CBOE Holdings bylaws.

        The following discussion is a summary of the current rights of Bats stockholders and the current rights of CBOE Holdings stockholders. While this summary includes the material differences between the two, this summary may not contain all of the information that is important to you. You are urged to read carefully this entire joint proxy statement/prospectus, the relevant provisions of the DGCL and the other documents referred in this joint proxy statement/prospectus for a more complete understanding of the differences between being a stockholder of CBOE Holdings and a stockholder of Bats. CBOE Holdings and Bats have filed with the SEC their respective governing documents referenced in this summary of stockholder rights. See "Where You Can Find More Information."

	Rights of CBOE Holdings Stockholders	Rights of Bats Stockholders
Authorized Capital Stock	CBOE Holdings is authorized under the CBOE Charter to issue 345,000,000 shares, consisting of 325,000,000 shares of voting common stock and 20,000,000 shares of preferred stock, each with a par value of $0.01 per share.	The authorized capital stock of Bats consists of 435,000,000 shares, consisting of 362,500,000 shares of voting common stock, 29,000,000 shares of non-voting common stock and 43,500,000 shares of preferred stock, each with a par value of $0.01 per share.
Non-Voting Common Stock	None.

The holders of Bats non-voting common stock are not entitled to vote on matters on which stockholders are generally entitled to vote. However, the affirmative vote of holders of a majority of the outstanding shares of Bats non-voting common stock is required for any amendment to the Bats charter or the Bats bylaws that would adversely affect (disproportionately relative to the voting common stock) the preferences, rights or powers of the Bats non-voting common stock.

Shares of Bats non-voting common stock may be converted, on a one-to-one basis, into shares of Bats voting common stock following a qualified transfer, as described in the Bats charter.

	Rights of CBOE Holdings Stockholders	Rights of Bats Stockholders
Special Meetings of Stockholders

The CBOE Holdings bylaws provide that special meetings of the stockholders may be called at any time by only the Chairman of the CBOE Holdings board, the Chief Executive Officer, the President or the CBOE Holdings board pursuant to a resolution adopted by the affirmative vote of a majority of the total number of directors then in office.

The Bats charter and the Bats bylaws provide that special meetings of the stockholders may be called only by the Bats board acting pursuant to a resolution adopted by a majority of the Bats board.

Notwithstanding the foregoing, whenever holders of one or more classes or series of preferred stock have the right, voting separately as a class or series, to elect directors, such holders may call, pursuant to the terms of such class or series of preferred stock adopted by resolution or resolutions of the Bats board, special meetings of holders of such preferred stock.

Stockholder Action by Written Consent	The CBOE Holdings charter and the CBOE Holdings bylaws expressly prohibit action by written consent of CBOE Holdings stockholders.	The Bats charter and the Bats bylaws expressly prohibit action by written consent of Bats stockholders, subject to the rights of the holders of any class or series of preferred stock then outstanding.
Vote Requirements

Except when a different vote is required by the CBOE Holdings charter, the CBOE Holdings bylaws, the rules or regulations of any stock exchange applicable to CBOE Holdings, or any law or regulation applicable to CBOE Holdings or its securities, when a quorum is present at any meeting, a majority of the votes properly cast upon any question other than an election of directors will decide the question. Abstentions and broker non-votes will not be counted as votes cast.

Except as otherwise provided by law, the Bats charter or the Bats bylaws, all action taken by the holders of a majority of the votes properly cast at any meeting at which a quorum is present will be valid and binding upon Bats. Abstentions and broker non-votes will not be counted as votes cast.

	Rights of CBOE Holdings Stockholders	Rights of Bats Stockholders
Stockholder Proposals

The CBOE Holdings bylaws provide that the proposal of business may be made at an annual meeting of stockholders by a stockholder of record of CBOE Holdings if such stockholder complies with the procedural requirements contained in the CBOE Holdings bylaws.

For proposals to be properly brought before an annual meeting, the stockholder must have given timely notice thereof in writing to the secretary of CBOE Holdings. To be timely, a stockholder's notice must be delivered or mailed to the Corporate Secretary and received at the principal office of CBOE Holdings not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders. If the date of an annual meeting is more than 30 calendar days before or more than 70 calendar days after the date of the first anniversary of the preceding year's annual meeting, then for the notice by the stockholder to be timely it must be so received not later than the close of business on the 10th day following the date on which public announcement of the annual meeting date was made.

The stockholder must be a stockholder of record on the date of the giving of the notice described above and be entitled to vote at the meeting, and the notice must set forth all information regarding the proposed business and the proposing stockholder and any associated person as required under the CBOE Holdings bylaws.

The Bats bylaws provide that the proposal of business may be made at an annual meeting of stockholders by a stockholder of Bats.

For proposals to be properly brought before an annual meeting, the stockholder must have given timely notice thereof in writing to the secretary of Bats. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal office of Bats not later than 120 days nor earlier than 150 days prior to the first anniversary of the preceding annual meeting of stockholders. In the event that no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than 30 days from the date contemplated at the time of the previous year's proxy statement, notice by the stockholder to be timely must be so received no earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 70th day prior to such annual meeting or, in the event public announcement of the date of such annual meeting is first made by Bats fewer than 70 days prior to the date of such annual meeting, the close of business on the 10th day following the day on which public announcement of the date of such meeting is first made by Bats. The notice must set forth all information regarding the proposed business and the proposing stockholder and any associated person as required under the Bats bylaws.

	Rights of CBOE Holdings Stockholders	Rights of Bats Stockholders

If such stockholder or a qualified representative of such stockholder does not appear at such annual meeting to present the proposed business, CBOE Holdings need not present such proposal for a vote at such a meeting, notwithstanding that proxies in respect of such vote may have been received.

Unless otherwise required by law, if such stockholder or a qualified representative of such stockholder does not appear at such meeting to present the proposed business, such proposed business will not be transacted, notwithstanding that proxies in respect of such vote may have been received.

Nomination of Candidates for Election to the Board of Directors

The CBOE Holdings bylaws provide that nominations of persons for election to the CBOE Holdings board may be made at an annual meeting of stockholders by a stockholder of record of CBOE Holdings if such stockholder complies with the procedural requirements contained in the CBOE Holdings bylaws.

For nominations for election to the CBOE Holdings board before an annual meeting, the stockholder must have given timely notice as described above under "Stockholder Proposals," and such notice must include all of the information regarding the nominee(s), the stockholder giving the notice and any associated person, as set forth in the CBOE Holdings bylaws.

If such stockholder or a qualified representative of such stockholder does not appear at such annual meeting to present such nomination(s), CBOE Holdings need not present such nomination(s) for a vote at such a meeting, notwithstanding that proxies in respect of such vote may have been received by CBOE Holdings.

The Bats bylaws provide that nominations of persons for election to the Bats board may be made at an annual meeting of stockholders by a stockholder of Bats entitled to vote in the election of directors at the meeting.

For nominations for election to the Bats board, the stockholder must have given timely notice as described above under "Stockholder Proposals," and such notice must include all of the information regarding the nominee(s) and the stockholder giving the notice, as set forth in the Bats bylaws.

Unless otherwise required by law, if such stockholder or a qualified representative of such stockholder does not appear at such annual meeting to present a nomination, such nomination will be disregarded, notwithstanding that proxies in respect of such vote may have been received by Bats.

	Rights of CBOE Holdings Stockholders	Rights of Bats Stockholders
Notice of Stockholder Meetings

The DGCL requires notice to stockholders of the place (if any), date, hour and means of remote communication, if any, of each annual and special stockholders' meeting at least ten days, but no more than 60 days, before the meeting date, unless other provisions of the DGCL require a different notice. In the case of a special meeting, the notice must also state the purpose or purposes for which the meeting is called. Pursuant to the DGCL, notice of a stockholders' meeting to vote upon a merger or a sale of all or substantially all of the corporation's assets must be delivered to stockholders at least 20 days before the meeting date and, in the case of a merger, must be delivered to all stockholders, whether voting or nonvoting.

The CBOE Holdings bylaws provide that, except as otherwise provided by law, the CBOE Holdings charter or the CBOE Holdings bylaws, written notice of an annual or special meeting will be given to each stockholder as of the record date not less than ten nor more than 60 days prior to the meeting and must specify, among other things, the purpose or purposes of the meeting.

The Bats bylaws provide that, except as otherwise provided by law, the Bats charter or the Bats bylaws, written notice of an annual or special meeting will be given to each stockholder entitled to vote thereat, not less than ten nor more than 60 days prior to the meeting and must specify, among other things, the purpose or purposes of the meeting.

Supermajority Vote Requirements	None.

The Bats charter provides that a supermajority vote of at least two-thirds of the total voting power of all outstanding securities of Bats generally entitled to vote in the election of directors, voting together as a single class, is required to approve amendments to the portions of the Bats charter governing voting rights, conversion of non-voting common stock, certain limitations on transfer, ownership and voting of Bats capital stock, Bats board matters, indemnification and the selection of Delaware as the exclusive forum for certain litigation, among other things.

The Bats bylaws provide that all stockholder amendments to the Bats bylaws must be approved by the affirmative vote of not less than two-thirds of the voting power of all of the then-outstanding shares of stock entitled to vote at a meeting of stockholders, voting together as a single class.

	Rights of CBOE Holdings Stockholders	Rights of Bats Stockholders
Limitations on Ownership Concentration

The CBOE Holdings charter provides that no person, either alone or together with its related persons, may at any time beneficially own directly or indirectly shares of stock of CBOE Holdings representing in the aggregate more than 20% of the then-outstanding shares of stock of CBOE Holdings.

The ownership limitation described above is subject to several qualifications and exceptions and may be waived by the CBOE Holdings board in certain circumstances, each as further described in the CBOE Holdings charter and in "Description of CBOE Holdings Capital Stock—Ownership and Voting Limits on CBOE Holdings Common Stock."

Unless certain requirements are satisfied, if any person, either alone or together with its related persons, at any time beneficially owns shares of stock of CBOE Holdings in excess of the ownership limitation, CBOE Holdings will be obligated to redeem promptly, at a price equal to the par value of such shares of stock and to the extent that funds are legally available for such redemption, that number of shares of CBOE Holdings stock necessary so that such person, together with its related persons, will beneficially own, directly or indirectly, less than the ownership limitation, after taking into account that such redeemed shares will become treasury shares and will no longer be deemed to be outstanding.

For so long as Bats controls, directly or indirectly, a national securities exchange registered under Section 6 of the Exchange Act with the SEC (an "Exchange"), (i) no person, either alone or together with its related persons, may own, directly or indirectly, of record or beneficially, shares constituting more than 40% of any class of capital stock of Bats, and (ii) no person that is a registered broker or dealer that has been admitted to membership in any Exchange that is a direct or indirect subsidiary of Bats (an "Exchange Member"), either alone or together with its related persons, may own, directly or indirectly, of record or beneficially, shares constituting more than 20% of any class of capital stock of Bats.

The ownership limitation described above is subject to several qualifications and exceptions and may be waived by the Bats board in certain circumstances, each as further described in the Bats charter.

If any stockholder purports to sell, transfer, assign, pledge or own any shares of Bats capital stock that would violate the ownership limitation described above, Bats will have the right to redeem, to the extent funds are legally available for such redemption, for a price per share equal to the fair market value of those shares, that number of shares of stock necessary so that such person, together with its related persons, would not be in violation of the ownership limitation.

Rights of CBOE Holdings Stockholders	Rights of Bats Stockholders

Notwithstanding the above, (i) any Exchange Member (either alone or together with its related persons) that proposes to own, directly or indirectly, of record or beneficially, shares constituting more than 20% of the outstanding shares of any class of Bats capital stock and (ii) any person (either alone or together with its related persons) that proposes to own, directly or indirectly, of record or beneficially, shares constituting more than 40% of the outstanding shares of any class of Bats capital stock or to exercise voting rights or grants any proxy or consent with respect to shares constituting 20% of the voting power of the then-issued and outstanding Bats capital stock, must send written notice of its intention to do so to the Bats board at least 45 days before the proposed ownership of such shares or proposed exercise of such voting rights.

If any Bats stockholder attempts to sell, transfer, assign or pledge to any person, other than to Bats, any shares of Bats capital stock that would violate the ownership limitations described above (Article Fifth of the Bats charter), Bats will record on its books the transfer of only the number of shares of capital stock that would not violate the above limitations and will treat the remaining shares as owned for all purposes by the stockholder attempting to effect such transfer for all purposes. If any Bats stockholder attempts to vote any shares of Bats capital stock, or grant a proxy or enter into a voting agreement or any other arrangement with respect to such shares that would violate the voting limitations described above, Bats will not honor such vote, proxy, agreement or arrangement to the extent that the voting limitations described above would be violated.

	Rights of CBOE Holdings Stockholders	Rights of Bats Stockholders
Limitations on Voting Concentration

The CBOE Holdings charter provides that no person (either alone or together with its related persons) is entitled to vote or cause the voting of shares of CBOE Holdings stock beneficially owned directly or indirectly by that person or those related persons to the extent that those shares would represent in the aggregate more than 20% of the total number of votes entitled to be cast on any matter.

In addition, if any person (either alone or together with its related persons) is party to any agreement or arrangement relating to shares of CBOE Holdings stock entitled to vote on any matter with any other person (either alone or together with its related persons) under circumstances that would result in shares of CBOE Holdings stock that would be subject to such agreement or arrangement not being voted on any matter, or the withholding of any proxy relating thereto, where the effect of such agreement or arrangement would be to enable any person with the right to vote any shares of CBOE Holdings common stock, but for Article Sixth of the CBOE Holdings charter, to vote or have the right to vote more than 20% of the outstanding votes entitled to be cast, then the person with such right to vote will not be entitled to vote (either alone or together with its related persons) to the extent that such shares represent more than the "recalculated voting limitation," which means 20% of the number of then-outstanding votes assuming that all shares of stock subject to such agreement or arrangement are not outstanding votes entitled to be cast. CBOE Holdings is required to disregard any votes purported to be cast in excess of the recalculated voting limitation.

For so long as Bats controls, directly or indirectly, an Exchange, no person, either alone or together with its related persons, at any time may, directly, indirectly or pursuant to any agreement, plan or other arrangement, vote or cause the voting of shares of the capital stock of Bats or give any consent or proxy with respect to shares representing more than 20% of the voting power of the then-issued and outstanding capital stock of Bats, nor may any person, either alone or together with its related persons, enter into any agreement, plan or other arrangement with any other person, either alone or together with its related persons, under circumstances that would result in the shares of capital stock of Bats that are subject to such agreement, plan or other arrangement not being voted on any matter or matters or any proxy relating thereto being withheld, where the effect of such agreement, plan or other arrangement would be to enable any person, either alone or together with its related persons, to vote, possess the right to vote or cause the voting of shares of the capital stock of Bats that would represent more than 20% of said voting power.

The voting limitation described above is subject to several qualifications and exceptions and may be waived by the Bats board in certain circumstances, each as further described in the Bats charter.

	Rights of CBOE Holdings Stockholders	Rights of Bats Stockholders

The voting limitation described above is subject to several qualifications and exceptions and may be waived by the CBOE Holdings board in certain circumstances, each as further described in the CBOE Holdings charter and in "Description of CBOE Holdings Capital Stock—Ownership and Voting Limits on CBOE Holdings Common Stock."

If any stockholder purports to sell, transfer, assign, pledge or own any shares of Bats capital stock that would violate the voting limitation described above, Bats will have the right to redeem, to the extent funds are legally available, for a price per share equal to the fair market value of those shares, that number of shares of stock necessary so that such person, together with its related persons, would not be in violation of the voting limitation.

Number of Directors; Vacancies; Classified Board	The DGCL provides that the board of directors of a Delaware corporation must consist of one or more directors as fixed by the corporation's certificate of incorporation or bylaws.

Pursuant to the CBOE Holdings charter and the CBOE Holdings bylaws, the number of directors of CBOE Holdings must not be less than 11 nor more than 23, the exact number to be fixed from time to time by the CBOE Holdings board.

The CBOE Holdings bylaws provide that any vacancies occurring on the CBOE Holdings board for any reason, including any newly created directorships, may be filled by the affirmative vote of a majority of the directors then in office, although less than a quorum.

Under the Bats bylaws, the Bats board shall consist of one or more directors, with the exact number to be fixed from time to time by a majority of the Bats board.

Any vacancies occurring on the Bats board for any reason and any newly created directorships may be filled by the affirmative vote of a majority of the directors then in office, although less than a quorum.

The CBOE Holdings bylaws provide that at all times no less than two-thirds of the members of the CBOE Holdings board must satisfy the independence requirements adopted by the CBOE Holdings board, as may be modified and amended by the CBOE Holdings board from time to time, and which must satisfy the independence requirements contained in the listing standards of either the NYSE or NASDAQ.

	Rights of CBOE Holdings Stockholders	Rights of Bats Stockholders
Classified Board	The CBOE Holdings board is not divided into classes.	Bats has a classified board of directors divided in three classes as nearly equal in number as may be practicable, with one such class standing for election each year for a term of three years.
Election of Directors	Under the DGCL, unless directors are elected by written consent in lieu of an annual meeting, an annual meeting of stockholders shall be held for the election of directors.

Because the CBOE Holdings charter does not permit its stockholders to act by written consent, CBOE Holdings is required to hold an annual meeting for the election of directors. Under the CBOE Holdings bylaws, each nominee for director will be elected to the CBOE Holdings board if a majority of the votes properly cast are in favor of such nominee's election (with abstentions and broker non-votes not counted as a vote "for" or "against" that director's election). However, in a contested election, a plurality of the votes properly cast for the election of directors will be sufficient to elect directors.

Because the Bats charter does not permit its stockholders to act by written consent, Bats is required to hold an annual meeting for the election of directors. Under the Bats bylaws, all elections will be determined by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

Removal of Directors

Under the DGCL, directors may generally be removed from office, with or without cause, by a vote of a majority of the shares then entitled to vote at an election of directors. Notwithstanding the foregoing, unless otherwise provided in a corporation's certificate of incorporation, the DGCL provides that directors of a corporation with a classified board may be removed only for cause.

	The members of the CBOE Holdings board may be removed from office, with or without cause, by a vote of a majority of the shares then entitled to vote at an election of directors.	Bats has a classified board, and its directors may be removed only for cause by a vote of a majority of the shares then entitled to vote at an election of directors, voting together as a single class.

	Rights of CBOE Holdings Stockholders	Rights of Bats Stockholders
Limitation on Liability of Directors for Breach of Fiduciary Duty

The DGCL provides that a corporation's certificate of incorporation may limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. However, no such limit would apply for (a) any breach of the director's duty of loyalty to the corporation or its stockholders, (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) payment of a dividend or approval of a stock repurchase or redemption in violation of the DGCL or (d) any transaction from which the director derived any improper personal benefit.

The CBOE Holdings charter eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL.

The Bats charter eliminates the personal liability of its directors to the fullest extent permitted by Delaware law for monetary damages for any breach of fiduciary duty as a director.

	Rights of CBOE Holdings Stockholders	Rights of Bats Stockholders
Indemnification and Advancement of Expenses

Under the DGCL, a corporation may only offer indemnification to indemnified persons if such indemnified persons reasonably acted in good faith and in a manner reasonably believed to be in, or not opposed, to the best interests of the corporation, and in the case of any criminal action or proceeding, such indemnified persons must have had no reasonable cause to believe their conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation may not indemnify indemnified persons if they are adjudged to be liable to the corporation, unless the Delaware Court of Chancery or other applicable court determines that such person is fairly and reasonably entitled to indemnification. The DGCL also requires corporations to indemnify current or former directors or officers against expenses (including attorneys' fees) actually and reasonably incurred by such persons in connection with the defense of any action, suit or proceeding or in defense of any claim, issue or matter therein to extent that such person has been successful on the merits or otherwise.

The CBOE Holdings charter provides that CBOE Holdings will indemnify and hold harmless to the fullest extent authorized by law each person who is involved in any action, suit or proceeding by reason of the fact that he or she is or was a director, officer or member of a committee of CBOE Holdings, or, while a director or officer of CBOE Holdings, is or was serving at the request of CBOE Holdings as a director or officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees), judgment, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with a proceeding. Except in the case of a proceeding initiated by an indemnitee to recover requested indemnification or advancement of expenses provided by the CBOE Holdings charter, CBOE Holdings will only indemnify a person in connection with a proceeding initiated by such person if the proceeding was authorized by the CBOE Holdings board.

The Bats charter provides indemnification for members of the Bats board, members of committees of the Bats board and of other committees of Bats, and its executive officers, and allows Bats to provide indemnification for its other officers and its agents and employees, and those serving another corporation, partnership, joint venture, trust or other enterprise at the request of Bats, in each case to the maximum extent permitted by Delaware law. However, Bats may limit the extent of such indemnification by individual contracts with its directors and executive officers and Bats will not be required to indemnify any person in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against Bats or its directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Bats board or (iii) such indemnification is provided by Bats, in its sole discretion, pursuant to the powers vested in the corporation under Delaware law.

Rights of CBOE Holdings Stockholders	Rights of Bats Stockholders

Expenses (including attorneys' fees) incurred by an indemnified person in defending a proceeding, including appeals, will, to the extent not prohibited by law, be paid by CBOE Holdings in advance of the final disposition of such proceeding. However, CBOE Holdings is not required to advance any expenses to any indemnified person against whom CBOE Holdings directly brings an action, suit or proceeding alleging that such person (1) committed an act or omission not in good faith or (2) committed an act of intentional misconduct or a knowing violation of law. Additionally, an advancement of expenses incurred by an indemnified person will be made only upon delivery to CBOE Holdings of an undertaking, by or on behalf of such person, to repay all amounts so advanced if it is ultimately determined by final judicial decision from which there is no further right to appeal or otherwise in accordance with Delaware law that such person is not entitled to be indemnified for such expenses under the CBOE Holdings charter.

The Bats charter does not expressly provide for the advancement of expenses to indemnified persons.

	Rights of CBOE Holdings Stockholders	Rights of Bats Stockholders
Transactions with Related Parties

The DGCL generally provides that no transaction between a corporation and one or more of its directors or officers, or between a corporation and any other corporation or other organization in which one or more of its directors or officers, are directors or officers, or have a financial interest, will be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the board or committee that authorizes the transaction, or solely because any such director's or officer's votes are counted for such purpose, if: (1) the material facts as to the director's or officer's interest and as to the transaction are known to the board of directors or the committee, and the board or committee in good faith authorizes the transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors constitute less than a quorum; (2) the material facts as to the director's or officer's interest and as to the transaction are disclosed or are known to the stockholders entitled to vote thereon, and the transaction is specifically approved in good faith by vote of the stockholders; or (3) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified, by the board of directors, a committee or the stockholders.

The CBOE Holdings bylaws contain a provision that aligns with the provisions of the DGCL described above regarding transactions with related parties.

The Bats charter and the Bats bylaws do not contain provisions regarding related party transactions, meaning that Bats is governed by the applicable provisions of the DGCL regarding transactions with related parties described above.

Anti-Takeover Legislation

Unless otherwise provided in a corporation's certificate of incorporation, Section 203 of the DGCL generally prohibits a publicly held Delaware corporation from engaging in a business combination with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner or a certain level of stock is acquired upon consummation of the transaction in which the person became an interested stockholder.

	The CBOE Holdings charter is silent regarding Section 203 of the DGCL, which means that the provisions of Section 203 of the DGCL apply to CBOE Holdings.	The Bats charter specifies that Bats is governed by Section 203 of the DGCL.

	Rights of CBOE Holdings Stockholders	Rights of Bats Stockholders
Dividends

The CBOE Holdings bylaws provide that, subject to applicable limitations, such as with respect to preferential dividends, if any, on CBOE Holdings' preferred stock, dividends on CBOE Holdings capital stock may be declared by the CBOE Holdings board and may be paid in cash, in property or in shares of CBOE Holdings' capital stock. Currently, CBOE Holdings does not have any preferred stock outstanding.

The Bats bylaws provide that, subject to applicable limitations, such as with respect to preferential dividends, if any, on Bats' preferred stock, dividends on Bats capital stock may be declared by the Bats board and may be paid in cash, in property or in shares of Bats' capital stock. Currently, Bats does not have any preferred stock outstanding.

Exclusive Forum

The CBOE Holdings bylaws provide that, unless CBOE Holdings consents in writing to an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of CBOE Holdings, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, other employee or stockholder of CBOE Holdings to CBOE Holdings or CBOE Holdings stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim governed by the internal affairs doctrine.

The Bats charter provides that the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of Bats, (b) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee Bats to Bats or Bats stockholders, (c) any action asserting a claim arising pursuant to any provision of Delaware law or (d) any action asserting a claim governed by the internal affairs doctrine.

	Rights of CBOE Holdings Stockholders	Rights of Bats Stockholders
SRO Functions/Confidentiality

To the fullest extent permitted by applicable law, all confidential information pertaining to the self-regulatory function of Regulated Securities Exchange Subsidiaries (including but not limited to disciplinary matters, trading data, trading practices and audit information) contained in the books and records of any Regulated Securities Exchange Subsidiary that comes into the possession of CBOE Holdings will: (i) not be made available to any persons (other than as provided in the next sentence) other than to those officers, directors, employees and agents of CBOE Holdings that have a reasonable need to know the contents thereof; (ii) be retained in confidence by CBOE Holdings and the officers, directors, employees and agents of CBOE Holdings; and (iii) not be used for any commercial purposes. Notwithstanding the foregoing sentence, nothing in the CBOE Holdings charter will be interpreted so as to limit or impede the rights of the SEC or any Regulated Securities Exchange Subsidiary to access and examine such confidential information pursuant to the federal securities laws and the rules and regulations thereunder, or to limit or impede the ability of any officers, directors, employees or agents of CBOE Holdings to disclose such confidential information to the SEC or any Regulated Securities Exchange Subsidiary.

For so long as Bats, directly or indirectly, controls an Exchange, the directors, officers, employees and agents of Bats will give due regard to the preservation of the independence of the self-regulatory function of the Exchange and to its obligations to investors and the general public and will not take actions which would interfere with the effectuation of decisions by the board of directors of the Exchange relating to its regulatory functions (including disciplinary matters) or which would interfere with the Exchange's ability to carry out its responsibilities under the Exchange Act. No present or past stockholder, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or other person or entity will have any rights against Bats or any director, officer, employee or agent of Bats under this provision.

Rights of CBOE Holdings Stockholders	Rights of Bats Stockholders

In addition, as long as CBOE Holdings directly or indirectly controls any Regulated Securities Exchange Subsidiary, the books, records, premises, officers, directors and employees of CBOE Holdings will be deemed to be the books, records, premises, officers, directors and employees of the Regulated Securities Exchange Subsidiary for purposes of and subject to oversight pursuant to the Exchange Act, but only to the extent that such books, records, premises, officers, directors and employees of CBOE Holdings relate to the business of such Regulated Securities Exchange Subsidiary. The books and records related to the business of a Regulated Securities Exchange Subsidiary will be subject at all times to inspection and copying by the SEC and the Regulated Securities Exchange Subsidiary.

All books and records of the Exchange reflecting confidential information pertaining to the self-regulatory function of the Exchange (including but not limited to disciplinary matters, trading data, trading practices and audit information) that come into the possession of Bats, and the information contained in those books and records will not be made available to any persons (other than as provided in the next sentence) other than to those officers, directors, employees and agents of Bats that have a reasonable need to know the contents thereof, and will be retained in confidence by Bats and the members of the Bats board and officers, employees and agents of Bats, and will not be used for any non-regulatory purposes. Notwithstanding the foregoing sentence, nothing in the Bats bylaws will be interpreted so as to limit or impede the rights of the SEC or the Exchange to access and examine such confidential information pursuant to the federal securities laws and the rules and regulations thereunder, or to limit or impede the ability of any officers, directors, employees or agents of Bats to disclose such confidential information to the SEC or the Exchange.

	Rights of CBOE Holdings Stockholders	Rights of Bats Stockholders
Amendment of Certificate of Incorporation

The CBOE Holdings charter may generally be amended by resolution of the CBOE Holdings board together with the affirmative vote of the holders of a majority of the outstanding shares of stock entitled to vote thereon; provided, however, that no meeting or vote of stockholders is required to adopt an amendment that affects only the changes described in Section 242(a)(1) and/or Section 242(a)(7) of the DGCL. Any amendment that increases or decreases the aggregate number of authorized shares of a class, increases or decreases the par value of the shares of a class, or alters or changes the powers, preferences or special rights of the shares of a class as to affect them adversely also requires the separate vote of the class so affected; provided, however, that no separate vote of the outstanding shares of preferred stock, if any, is required to increase or decrease the number of authorized shares of preferred stock.

For so long as CBOE Holdings controls, directly or indirectly, any Regulated Securities Exchange Subsidiary, before any amendment to or repeal of any provision of the CBOE Holdings charter is effective, such amendment or repeal must be submitted to the board of directors of each Regulated Securities Exchange Subsidiary and if such amendment or repeal must be filed with or filed with and approved by the SEC, then such amendment or repeal will not become effective until filed with or filed with and approved by the SEC, as the case may be.

The Bats charter may generally be amended by resolution of the Bats board together with the affirmative vote of the holders of a majority of the outstanding shares of stock entitled to vote thereon; provided, however, that the supermajority vote of at least two-thirds of the total voting power of all outstanding securities of Bats generally entitled to vote in the election of directors, voting together as a single class, is required to approve amendments to the portions of Bats charter governing voting rights, conversion of non-voting common stock, certain limitations on transfer, ownership and voting of Bats capital stock, Bats board matters, indemnification and the selection of Delaware as the exclusive forum for certain litigation, among other things. Notwithstanding the foregoing, no meeting or vote of stockholders is required to adopt an amendment that affects only the changes described in Section 242(a)(1) and/or Section 242(a)(7) of the DGCL. Any amendment that increases or decreases the aggregate number of authorized shares of a class, increases or decreases the par value of the shares of a class, or alters or changes the powers, preferences or special rights of the shares of a class as to affect them adversely also requires the separate vote of the class so affected.

	Rights of CBOE Holdings Stockholders	Rights of Bats Stockholders

In addition, for so long as Bats controls, directly or indirectly, an Exchange, before any amendment to or repeal of any provision of the Bats charter is effective, those changes must be submitted to the board of directors of each Exchange and if the same must be filed with or filed with and approved by the SEC before the changes may be effective, under Section 19 of the Exchange Act and the rules and regulations promulgated thereunder by the SEC or otherwise, then the proposed changes to the bylaws will not be effective until filed with or filed with and approved by the SEC, as the case may be.

Amendment of Bylaws by Stockholders

The CBOE Holdings charter provides that the affirmative vote of the holders of a majority of the votes entitled to be cast by the holders of the then-outstanding shares of capital stock of CBOE Holdings entitled to vote generally in the election of directors, voting together as a single class, is required to approve stockholder amendments to the CBOE Holdings bylaws. Alternatively, the CBOE Holdings charter provides that the CBOE Holdings bylaws may also be amended by the CBOE Holdings board.

The Bats bylaws provide that all stockholder amendments to the Bats bylaws must be approved by the affirmative vote of not less than two-thirds of the voting power of all of the then-outstanding shares of stock entitled to vote at a meeting of stockholders, voting together as a single class. Alternatively, the Bats charter provides that the Bats bylaws may also be amended by the Bats board.

Rights of CBOE Holdings Stockholders	Rights of Bats Stockholders

In addition, for so long as CBOE Holdings controls, directly or indirectly, any Regulated Securities Exchange Subsidiary, before any amendment to or repeal of any provision of the CBOE Holdings bylaws is effective, such amendment or repeal must be submitted to the board of directors of each Regulated Securities Exchange Subsidiary and if such amendment or repeal must be filed with or filed with and approved by the SEC, then such amendment or repeal will not become effective until filed with or filed with and approved by the SEC, as the case may be.

In addition, for so long as Bats controls, directly or indirectly, an Exchange, before any amendment to or repeal of any provision of the Bats bylaws is effective, those changes must be submitted to the board of directors of each Exchange and if the same must be filed with or filed with and approved by the SEC before the changes may be effective, under Section 19 of the Exchange Act and the rules and regulations promulgated thereunder by the SEC or otherwise, then the proposed changes to the bylaws will not be effective until filed with or filed with and approved by the SEC, as the case may be.

CBOE HOLDINGS TRADING PRICE AND VOLUME

        CBOE Holdings common stock is listed on NASDAQ under the symbol "CBOE." The following table sets forth, for the periods indicated, the reported high and low sales prices per share and the average volume of trading of CBOE Holdings common stock on NASDAQ:

	NASDAQ
Calendar Period	High	Low	Volume (rounded to the nearest hundreds)
September 2015	$67.22	$62.26	545,200
October 2015	$69.43	$64.13	713,700
November 2015	$72.53	$67.43	543,200
December 2015	$71.25	$63.65	700,400
January 2016	$66.86	$61.00	820,100
February 2016	$66.62	$58.43	663,300
March 2016	$67.41	$62.03	458,900
April 2016	$66.95	$61.22	438,500
May 2016	$64.90	$61.43	390,000
June 2016	$66.62	$62.19	524,400
July 2016	$69.48	$65.63	359,700
August 2016	$69.44	$66.43	346,300
September 2016	$71.05	$64.62	839,700
October 2016	$68.43	$61.58	921,100
November 2016	$69.45	$62.58	974,200
December (through December 5, 2016)	$72.94	$68.41	1,135,300

 CBOE HOLDINGS, INC. AND BATS GLOBAL MARKETS, INC.
UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS

        The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2016 and for the twelve months ended December 31, 2015 give effect to the merger and related financing transactions as if they had occurred on January 1, 2015. The unaudited pro forma condensed combined balance sheet as of September 30, 2016 gives effect to the merger and related financing transactions as if they had occurred on September 30, 2016 (together with the unaudited pro forma condensed combined statement of operations, the "pro forma financial statements"). Assumptions and estimates underlying the unaudited adjustments to the pro forma financial statements are described in the accompanying notes.

        For a description of CBOE Holdings' debt financing in connection with the merger, please refer to the section entitled "Description of Debt Financing." CBOE Holdings is currently in the process of negotiating a $1.0 billion senior unsecured term facility to replace a portion of the bridge facility and also expects to issue senior unsecured notes prior to the completion of the merger in lieu of drawing the remainder amount on the bridge facility. Accordingly, CBOE Holdings does not expect to fund the cash portion of the merger consideration, the repayment of certain indebtedness of Bats and its subsidiaries or related fees and expenses with the bridge facility. For purposes of the pro forma financial statements, the related financing transactions are presented as if $1 billion of the funding were provided pursuant to the anticipated senior unsecured term facility and the remaining $650 million were provided pursuant to the bridge facility. CBOE Holdings anticipates that the interest expense that CBOE Holdings will ultimately pay once permanent financing is obtained will be lower than what is assumed in the pro forma financial statements.

        As explained in more detail in the accompanying notes to the pro forma financial statements, the acquisition accounting is dependent upon certain valuations and other analyses that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. The historical consolidated financial information has been adjusted to give effect to pro forma events that are (i) directly attributable to the merger and related financing transactions and the acquisition of Bats by CBOE Holdings, (ii) factually supportable and (iii) with respect to the statement of operations, expected to have a continuing impact on the combined results. The adjustments to the pro forma financial statements are preliminary and have been made solely for the purpose of presenting the pro forma financial statements, which are necessary to comply with the applicable disclosure and reporting requirements of the SEC. The pro forma financial statements are not intended to represent what CBOE Holdings' actual consolidated results of operations or consolidated financial position would have been had the merger and the related financing transactions occurred on the dates assumed, nor are they necessarily indicative of CBOE Holdings' future consolidated results of operations or consolidated financial position. The actual results reported in periods following the closing of the merger, the related financing transactions and the acquisition may differ significantly from the pro forma financial statements for a number of reasons including, but not limited to: differences in the ordinary conduct of the business following the merger, differences between the assumptions used to prepare the pro forma financial statements and actual amounts, cost savings from operating efficiencies, potential synergies and the impact of the incremental costs incurred in integrating the companies.

        The pro forma financial statements were prepared using the acquisition method of accounting with CBOE Holdings considered the acquirer of Bats. Under the acquisition method of accounting, the purchase price is allocated to the underlying Bats tangible and intangible assets acquired and liabilities assumed based on their respective fair market values with any excess purchase price allocated to goodwill.

        As of the date of this joint proxy statement/prospectus, CBOE Holdings has not completed the detailed valuation studies necessary to arrive at the required estimates of the fair value of the Bats assets to be acquired and the liabilities to be assumed and the related allocations of purchase price, nor has CBOE Holdings identified all adjustments necessary to conform Bats' accounting policies to CBOE Holdings' accounting policies. A final determination of the fair value of Bats' assets and liabilities, including intangible assets with both indefinite or finite lives, will be based on the actual net tangible and intangible assets and liabilities of Bats that exist as of the closing date of the merger and, therefore, cannot be made prior to the completion of the transaction. In addition, the value of the consideration to be paid by CBOE Holdings upon the consummation of the merger will be determined based on the closing price of CBOE Holdings common stock on the closing date of the merger. As a result of the foregoing, the adjustments in the pro forma financial statements are preliminary and are subject to change as additional information becomes available and as additional analyses are performed. The preliminary pro forma adjustments have been made solely for the purpose of providing the unaudited pro forma condensed combined financial statements presented below. CBOE Holdings' management estimated the fair value of Bats' assets and liabilities based on discussions with Bats' management, preliminary valuation studies, due diligence and information presented in Bats' public filings with the SEC. Until the merger is completed, both companies are limited in their ability to share certain information. Upon completion of the merger, final valuations will be performed. Any increases or decreases in the fair value of relevant balance sheet amounts upon completion of the final valuations will result in adjustments to the pro forma balance sheet and/or statement of operations.

        The pro forma adjustments and related assumptions are described in the accompanying notes to the pro forma financial statements. CBOE Holdings believes that the assumptions used to derive the pro forma adjustments are reasonable given the information available. However, as the valuations of acquired assets and liabilities assumed are not expected to be finalized until after the merger is completed, and information may become available within the measurement period which indicates a potential change to these valuations, the purchase price allocation as presented in the pro forma financial statements may be subject to adjustment.

        Further, the pro forma financial statements do not reflect the full amount of the permanent financing that CBOE Holdings is seeking to obtain, any cost savings from operating efficiencies, any other potential synergies or the costs necessary to achieve any such savings or synergies. The pro forma financial statements are based on the historical financial statements of CBOE Holdings and Bats, as adjusted for the pro forma effect of the merger and the related financing transactions using a combination of the senior unsecured term facility and the bridge facility. The pro forma financial statements should be read in conjunction with the historical financial statements and the accompanying notes of CBOE Holdings included in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 and its Annual Report on Form 10-K for the fiscal year ended December 31, 2015, each of which is incorporated into this joint proxy statement/prospectus. See "Where You Can Find More Information." The pro forma financial statements should also be read in conjunction with the historical financial statements and the accompanying notes of Bats for the same periods, which are included in this joint proxy statement/prospectus.

CBOE Holdings, Inc.

Unaudited Pro Forma Condensed Combined Balance Sheet

September 30, 2016

(in thousands)

	CBOE Holdings (actual)	Bats (actual)	Merger Pro Forma Adjustments	Note Reference (Note 4)	Total Pro Forma Combined
ASSETS
Cash and cash equivalents	$72,759	$69,097	$80,086	A	$221,942
Restricted cash		1,800			1,800
Financial investments		500			500
Accounts receivable, net	61,112	135,638			196,750
Marketing fee receivable	7,172	—			7,172
Income taxes receivable	52,190	—	10,024	B	62,214
Other prepaid expenses	8,495	6,630			15,125
Deferred financing costs	4,718		(4,718)	C	—
Other current assets	137	2,109			2,246

Total current assets	206,583	215,774	85,392		507,749

Investments	73,469	11,123	500	D	85,092
Land	4,914	—			4,914
Property and equipment, net	59,911	25,146			85,057
Goodwill	26,468	727,221	(727,221)	E	1,304,182
			1,277,714	F
Other Assets:
Intangibles	9,094	218,224	2,986,776	E, G	3,214,094
Deferred income taxes		11,231			11,231
Software work in progress	24,953	—			24,953
Data processing and other assets	35,950	9,026			44,976

Total other	69,997	238,481	2,986,776		3,295,254

Total assets	$441,342	$1,217,745	$3,623,161		$5,282,248

LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable	$66,421	$83,319	$36,803	B	$186,543
Section 31 fees payable		25,141			25,141
Marketing fee payable	7,646	—			7,646
Deferred revenue and other	7,010	—			7,010
Post-retirement benefit obligations—current	27	—			27
Current portion of debt		4,123	637,909	A, C	642,032
Contingent consideration	—	6,552			6,552
Income tax payable	18	—			18

Total current liabilities	81,122	119,135	674,712		874,969

Post-retirement benefit obligations—long-term	1,922	—			1,922
Long-term debt		595,151	399,674	H	994,825
Contingent	—	54,448			54,448
Income tax liability	47,667	11,365			59,032
Other long-term	2,713	2,723			5,436
Deferred income taxes	5,753	161	903,822	I	909,736

Total long-term liabilities	58,055	663,848	1,303,496		2,025,399

Commitments	—	—	—		—

Total liabilities	139,177	782,983	1,978,208		2,900,368

Redeemable noncontrolling	12,600	—			12,600
Total stockholders' equity	289,565	434,762	1,644,953	J	2,369,280

Total liabilities and stockholders' equity	$441,342	$1,217,745	$3,623,161		$5,282,248

See the accompanying notes to the unaudited pro forma financial statements

CBOE Holdings, Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the nine months ended September 30, 2016

(in thousands, except per share data)

	CBOE Holdings (actual)	Bats (actual)	Merger Pro Forma Adjustments	Note Reference (Note 5)	Re- classifications (Note 6)	Total Pro Forma Combined
Operating Revenues:
Transaction fees	$347,863	$1,011,155	$—		$—	$1,359,018
Access fees	39,447					39,447
Exchange services and other fees	34,263	74,236				108,499
Market data fees	24,363	110,155				134,518
Regulatory fees	27,436	222,790				250,226
Other revenue	8,494					8,494

Total revenue	481,866	1,418,336	—		—	1,900,202

Cost of revenue:
Liquidity payments		832,446				832,446
Section 31 fees		222,790				222,790
Routing and clearing		32,808	—			32,808
Other		(120)				(120)

Total cost of revenue	—	1,087,924	—		—	1,087,924

Revenues less cost of revenues	481,866	330,412	—		—	812,278
Operating Expenses:
Compensation and benefits	83,980	68,686				152,666
Depreciation and amortization	34,311	31,309	32,028	K		97,648
Technology support services	16,944	13,479			3,908	34,331
Professional fees and outside services	49,758	10,439	(12,136)	L	12,930	60,991
Royalty fees	57,849	—				57,849
Order routing	557	—				557
Travel and promotional	7,616	—			4,797	12,413
Facilities	4,268	2,086			1,111	7,465
Regulatory costs	—	8,644	—		(8,644)	—
Change in fair value of contingent consideration liability to related party	—	2,152	—		(2,152)	—
General and administrative	—	17,813	—		(17,813)	—
Other expenses	3,485	—			5,863	9,348

Total operating expenses	258,768	154,608	19,892		—	433,268

Operating Income	223,098	175,804	(19,892)			379,010
Non-operating income (expense):
Interest and other borrowing costs	(232)	(29,798)	(15,066)	M		(45,096)
Loss on extinguishment of debt	—	(17,565)				(17,565)
Net income from investments	830	1,211				2,041
Investment and other income	7,921	199				8,120

Total non-operating income (expense)	8,519	(45,953)	(15,066)			(52,500)

Income before income taxes	231,617	129,851	(34,958)			326,510
Income tax provision	91,059	53,343	(8,972)	N		135,430

Net income	140,558	76,508	(25,986)			191,080
Net loss attributable to noncontrolling interests	792	—				792

Net income excluding noncontrolling interests	141,350	76,508	(25,986)			191,872
Change in redemption value of non-controlling interest	(792)					(792)
Net income allocated to participating securities	(584)					(584)

Net income allocated to common stockholders	$139,974	$76,508	$(25,986)		$—	$190,496

Earnings per share
Basic	$1.72	$0.81				$1.69
Diluted	$1.72	$0.79				$1.69
Weighted average number of shares;
Basic	81,481	94,800	(64,455)	O		111,826
Diluted	81,481	96,400	(65,542)	O		112,339

See the accompanying notes to the unaudited pro forma financial statements

CBOE Holdings, Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the year ended December 31, 2015

(in thousands, except per share data)

	CBOE Holdings (actual)	Bats (actual)	Merger Pro Forma Adjustments	Note Reference (Note 5)	Re- classifications (Note 6)	Total Pro Forma Combined
Operating revenues:
Transaction fees	$456,016	$1,290,234	$—		$—	$1,746,250
Access fees	53,295	—				53,295
Exchange services and other fees	42,209	81,819				124,028
Market data fees	30,034	130,880				160,914
Regulatory fees	33,489	275,747				309,236
Other revenue	19,502					19,502

Total revenue	634,545	1,778,680	—		—	2,413,225

Cost of revenue:
Liquidity payments		1,070,686				1,070,686
Section 31 fees		275,747				275,747
Routing and clearing		47,737				47,737

Total cost of revenue	—	1,394,170	—		—	1,394,170

Revenues less cost of revenues	634,545	384,510	—		—	1,019,055
Operating expenses:
Compensation and benefits	105,925	79,826				185,751
Depreciation and amortization	46,274	40,751	43,112	K		130,137
Technology support services	20,662	27,187			11,792	59,641
Professional fees and outside services	50,060	11,122			14,462	75,644
Royalty fees	70,574	—				70,574
Order routing	2,293	—				2,293
Travel and promotional	8,982	—			5,328	14,310
Facilities	4,998	3,030			1,773	9,801
Regulatory costs	—	11,138	—		(11,138)	—
Change in fair value of contingent consideration liability to related party	—	2,800	—		(2,800)	—
General and administrative	—	26,220	—		(26,220)	—
Other expenses	4,849	—			6,803	11,652

Total operating expenses	314,617	202,074	43,112		—	559,803

Operating income	319,928	182,436	(43,112)			459,252
Non-operating income (expense):
Interest and other borrowing costs	(43)	(46,593)	(14,899)	M		(61,535)
Net income from investments	447	1,186				1,633
Investment and other income	3,692	1,703				5,395

	4,096	(43,704)	(14,899)			(54,507)

Income before income taxes	324,024	138,732	(58,011)			404,745
Income tax provision	119,001	56,506	(21,305)	N		154,202

Net income	205,023	82,226	(36,706)			250,543
Net loss attributable to noncontrolling interests	—	—				—

Net income excluding noncontrolling interests	205,023	82,226	(36,706)			250,543
Net income allocated to participating securities	(898)					(898)

Net income allocated to common stockholders	$204,125	$82,226	$(36,706)		$—	$249,645

Earnings per share
Basic	$2.46	$0.87				$2.20
Diluted	$2.46	$0.87				$2.20
Weighted average number of shares;
Basic	83,081	94,575	(64,302)	O		113,354
Diluted	83,081	94,986	(64,697)	O		113,370

See the accompanying notes to the unaudited pro forma financial statements

1.     Description of Transaction

        On September 25, 2016, CBOE Holdings announced that it had entered into a merger agreement by and among CBOE Holdings, two wholly-owned subsidiaries of CBOE Holdings and Bats, providing, among other things, that, upon the terms and subject to the conditions set forth in the merger agreement, a wholly-owned subsidiary of CBOE Holdings will merge with and into Bats, with Bats surviving as a wholly-owned subsidiary of CBOE Holdings. The merger agreement also provides that, immediately following the effective time of the merger, Bats, as the surviving corporation in the merger, will merge with and into Merger LLC, with Merger LLC surviving the subsequent merger.

        Each share of voting or non-voting Bats common stock outstanding immediately prior to the effective time of the merger (other than shares held by CBOE Holdings, Bats or any of their respective subsidiaries, shares held by any holder of Bats common stock who is entitled to demand and properly demands appraisal of such shares under Delaware law and unvested restricted shares of Bats common stock granted under any Bats equity incentive plan, which are discussed under "The Merger—Treatment of Bats Equity Awards") will convert into, at the election of the holder of such share, subject to proration and adjustment, either (i) mixed consideration, which consists of $10.00 in cash and 0.3201 of a share of CBOE Holdings common stock, (ii) cash consideration, which consists of an amount of cash equal to the sum, rounded to two decimal places, of (a) $10.00 plus (b) the product of 0.3201 of a share of CBOE Holdings common stock multiplied by the closing CBOE Holdings VWAP or (iii) stock consideration, which consists of a number of shares of CBOE Holdings common stock equal to the sum of (a) 0.3201 of a share of CBOE Holdings common stock and (b) the quotient obtained by dividing $10.00 by the closing CBOE Holdings VWAP. Holders of Bats voting and non-voting common stock who do not make an election will receive the mixed consideration.

        The completion of the merger is subject to certain conditions, including, among others, (i) CBOE Holdings stockholders approving the share issuance proposal and Bats stockholders approving the proposal to adopt the merger agreement, (ii) the expiration or termination of the waiting period under the HSR Act and the receipt of certain other governmental approvals and (iii) other customary closing conditions. The merger is expected to close in the first half of 2017.

        Concurrently, and in connection with entering into the merger agreement, CBOE Holdings entered into a commitment letter, pursuant to which, the commitment parties, subject to the satisfaction and waiver of certain conditions, have committed to provide debt financing for the purposes of funding (i) the cash portion of the merger consideration, (ii) the repayment of certain existing indebtedness of Bats and its subsidiaries and (iii) related fees and expenses, which debt financing consists of a senior unsecured 364-day bridge loan facility in an aggregate principal amount of up to $1.65 billion due and payable 364 days after the closing date to the extent CBOE Holdings fails to generate gross cash proceeds in an aggregate principal amount of up to $1.65 billion from permanent financing, including in the form of a senior unsecured term loan facility and the issuance of senior unsecured notes on or prior to the consummation of the transactions contemplated by the merger agreement.

        The commitment parties' obligations to provide such financing became effective September 25, 2016 and will end on the earliest of (i) the termination of the merger agreement pursuant to its terms, (ii) July 25, 2017 (or if the outside date is extended pursuant to the terms of the merger agreement, October 23, 2017) or (iii) the closing of the transactions contemplated by the merger agreement without the use of the bridge facility.

        CBOE Holdings is currently in the process of negotiating a $1.0 billion senior unsecured term facility to replace a portion of the bridge facility and also expects to issue $650 million in senior unsecured notes prior to the completion of the merger in lieu of drawing the remainder amount on the bridge facility. Accordingly, CBOE Holdings does not expect to fund the cash portion of the merger consideration, the repayment of certain indebtedness of Bats and its subsidiaries or related fees and expenses with the bridge facility. For purposes of the pro forma financial statements, the related financing transaction is presented as if $1 billion of the funding were provided pursuant to the anticipated senior unsecured term facility and the remaining $650 million were provided pursuant to the bridge facility. CBOE Holdings anticipates that the interest that CBOE Holdings will ultimately pay once the anticipated senior unsecured notes offering is complete will be lower than what is assumed in the pro forma financial statements.

        Pursuant to the merger agreement, at the effective time of the merger, each Bats Stock Option will be converted into a CBOE Holdings Stock Option, with the same terms and conditions (including vesting schedule) as were applicable to such Bats Stock Option (but taking into account any changes, including any acceleration of vesting of such Bats Stock Option, occurring by reason of the transactions contemplated by the merger agreement). The number of shares of CBOE Holdings common stock subject to each such CBOE Holdings Stock Option will be equal to the number of shares of Bats common stock subject to the corresponding Bats Stock Option immediately prior to the effective time of the merger multiplied by the exchange ratio (subject to certain adjustments and rounding), and the exercise price of such CBOE Holdings Stock Option will be equal to the per share exercise price under the corresponding Bats Stock Option divided by the exchange ratio (subject to certain adjustments and rounding).

        Also pursuant to the merger agreement, at the effective time of the merger, each Bats Restricted Share will be assumed by CBOE Holdings and will be converted into CBOE Holdings Restricted Shares, subject to the same terms and conditions (including vesting schedule) that applied to the applicable Bats Restricted Shares immediately prior to the effective time of the merger (but taking into account any changes, including any acceleration of vesting of such Bats Restricted Shares, occurring by reason provided for in the merger agreement). The number of shares of CBOE Holdings common stock subject to each such award of CBOE Holdings Restricted Shares will be equal to the number of shares of Bats common stock subject to the corresponding Bats Restricted Share award multiplied by the exchange ratio.

2.     Basis of Presentation

        The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting, with CBOE Holdings being the accounting acquirer, and is based on the historical financial statements of CBOE Holdings and Bats. Certain reclassifications have been made to the historical financial statements of Bats to conform to the financial statement presentation to be adopted by CBOE Holdings.

        The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2016 combines the consolidated statements of operations of CBOE Holdings and Bats for the period then ended to give effect to the merger as if it had occurred at the beginning of the period. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2015 combines the consolidated statements of operations of CBOE Holdings and Bats for the year then ended to give effect to the merger as if it had occurred at the beginning of the period. The unaudited pro forma condensed combined balance sheet as of September 30, 2016, combines the consolidated balance sheets of CBOE Holdings and Bats as of September 30, 2016 to give effect to the merger as if it had occurred on September 30, 2016.

        The pro forma adjustments include the application of the acquisition method of accounting under purchase accounting guidance. Purchase accounting guidance requires, among other things, that identifiable assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date, which is presumed to be the closing of the merger. Transaction fees for the merger are expensed as incurred and are primarily included in professional fees and outside services. CBOE Holdings and Bats did not incur any transaction expenses related to the merger during the six months ended June 30, 2016 or during 2015. Transaction fees incurred during the three months ended

September 30, 2016 were approximately $8.6 million and $3.5 million for CBOE Holdings and Bats, respectively.

        The pro forma adjustments have been developed based on CBOE Holdings' management's judgment, including estimates relating to the allocations of purchase price to the assets acquired and liabilities assumed of Bats based on preliminary estimates of fair value. CBOE Holdings management believes that the assumptions used to derive the pro forma adjustments are reasonable given the information available. However, as the valuations of assets acquired and liabilities assumed are in process and are not expected to be finalized until subsequent to the merger's completion in 2017, and information may become available within the measurement period which indicates a potential change to these valuations, the purchase price allocations may be subject to adjustment. The pro forma financial statements do not reflect any cost savings from potential operating efficiencies, any other potential synergies or any incremental costs which may be incurred in connection with integrating CBOE Holdings and Bats.

        The pro forma financial statements are provided for illustrative purposes only and are not intended to represent what CBOE Holdings' actual consolidated results of operations or consolidated financial position would have been had the merger or the related financing transactions occurred on the dates assumed, nor are they necessarily indicative of CBOE Holdings' future consolidated results of operations or consolidated financial position.

3.     Preliminary Purchase Price Calculation and Allocation

        CBOE Holdings will allocate the purchase price in the merger to the fair value of the Bats assets acquired and liabilities assumed. The pro forma purchase price allocation below has been developed based on preliminary estimates of fair value using the historical financial statements of Bats as of September 30, 2016. In addition, the allocation of the purchase price to acquired intangible assets is based on preliminary fair value estimates and is subject to final management analysis, with the assistance of third-party valuation advisers, at the completion of the merger. The estimated intangible asset values and their useful lives could be impacted by a variety of factors that may become known to CBOE Holdings only upon access to additional information and/or by changes in such factors that may occur prior to the effective time of the merger. The estimated intangible assets are comprised of trading registrations and licenses, customer relationships, technology and other. Additional intangible asset classes may be identified as the valuation process continues. However, such items are currently not expected to be material to the overall purchase price allocation. The residual amount of the purchase price after preliminary allocation to identifiable net assets represents goodwill.

        The total preliminary estimated purchase price of approximately $3.1 billion was determined based on shares of Bats common stock and awards outstanding under Bats' four equity incentive plans (which we refer to as equity awards), as of September 30, 2016. For purposes of the pro forma financial statements, such common stock and equity awards are assumed to remain outstanding as of the closing date of the merger. Further, no effect has been given to any other new shares of common stock or other equity awards that may be issued or granted subsequent to September 30, 2016 and before the closing date of the merger. In all cases in which CBOE Holdings' closing stock price is a determining factor in arriving at final merger consideration, the stock price assumed for the total preliminary purchase price is the closing price of CBOE Holdings common stock on November 22, 2016 ($68.26 per share), the most recent date practicable in the preparation of this joint proxy statement/prospectus. Below is a preliminary purchase price calculation:

	Shares	Per Share	Purchase Consideration (in thousands)
Cash consideration for outstanding Bats common stock	94,811,323	$10.00	$948,113

Total cash consideration			948,113
Shares of CBOE Holdings common stock issued in exchange for Bats common stock outstanding(1)	30,349,104	$68.26	2,071,630
CBOE Holdings Stock Options issued in exchange for Bats Stock Options outstanding that do not require post-combination services(2)	621,585	$48.86	30,371
CBOE Holdings stock options exchanged for Bats stock options that do require post-combination services(2)	303,448	N/A	6,515
CBOE Holdings Restricted Shares issued in exchange for Bats Restricted Shares outstanding that do not require post-combination services(3)	9,918	$68.26	677
CBOE Holdings Restricted Shares issued in exchange for Bats Restricted Shares outstanding that require post-combination services(3)	732,143	N/A	11,403

Total stock consideration			2,120,596

Total preliminary estimated purchase price			$3,068,709

(1)
The number of shares of CBOE Holdings common stock issued was determined based on the conversion factor of 0.3201 of a share of CBOE Holdings common stock for each issued and outstanding share of Bats common stock.

(2)
The number of CBOE Holdings Stock Options issued was determined based on 1,947,493 Bats Stock Options outstanding as of September 30, 2016 multiplied by an exchange factor of 0.4684 per award. The merger agreement provides that the number of shares of CBOE Holdings common stock subject to each CBOE Holdings Stock Option into which each Bats Stock Option is converted will be equal to the number of shares of Bats common stock subject to the corresponding Bats Stock Option immediately prior to the effective time of the merger multiplied by the exchange ratio, which is the sum of (a) 0.3201 of a share of CBOE Holdings common stock and (b) the quotient obtained by dividing $10.00 by the volume-weighted average price, rounded to four decimal places, of shares of CBOE Holdings common stock on NASDAQ for the ten consecutive trading day period ending on the second full trading day prior to the effective time of the merger (referred to in this joint proxy statement/prospectus as the closing CBOE Holdings VWAP). The calculated closing volume weighted average price for November 22, 2016 was $67.4328, which was the assumed closing CBOE Holdings VWAP for purposes of this calculation. The per share price in the table is the weighted average fair value for all CBOE Holdings replacement stock options. Ninety percent of the fair value of the replacement awards is included in the purchase consideration above, as this amount represents the fair value attributable to the service period completed prior to the merger date. The remaining service period will be completed post-merger, and future vesting and expense will be recognized accordingly.

(3)
The number of CBOE Holdings Restricted Shares issued was determined based on 1,581,651 unvested Bats Restricted Shares as of June 30, 2016 multiplied by an exchange factor of 0.4684 per award. The merger agreement provides that the number of shares of CBOE Holdings common stock into which each such award of CBOE Holdings Restricted Shares is converted will be equal to the number of shares of Bats common stock subject to the corresponding Bats Restricted Share award multiplied by the exchange ratio, which is the sum of (a) 0.3201 of a share of CBOE Holdings common stock and (b) the quotient obtained by dividing $10.00 by the volume-weighted average price, rounded to four decimal places, of shares of CBOE Holdings common stock on NASDAQ for the ten consecutive trading day period ending on the second full trading day prior to the effective time of the merger (referred to in this joint proxy statement/prospectus as the closing CBOE Holdings VWAP). The calculated closing volume weighted average price for November 22, 2016 was $67.4328, which was the assumed closing CBOE Holdings VWAP for purposes of this calculation. Only 23.8% of the fair value of the replacement awards is included in the purchase consideration above, as this amount represents the fair value attributable to the service period completed prior to the merger date. The remaining service period will be completed post-merger and future vesting and expense will be recognized accordingly.

        The preliminary purchase price calculation was based on the number of unvested shares of Bats common stock, Bats Stock Options and Bats Restricted Shares as of September 30, 2016, disclosed in Bats' Quarterly Report on Form 10-Q for the quarter ended September 30, 2016. The cash component of the purchase price was a product of the shares of Bats common stock assumed to be outstanding multiplied by $10.00 per share. The value for CBOE Holdings common stock to be exchanged for Bats common stock was calculated by applying the conversion factor of 0.3201 of a share of CBOE Holdings common stock for each share of Bats common stock outstanding, multiplied by the closing price per share of CBOE Holdings common stock as reported on NASDAQ of $68.26 at market close on November 22, 2016. Outstanding Bats Stock Options were valued using a Black Scholes model, utilizing the closing price per share of CBOE Holdings common stock as reported on NASDAQ of $68.26 at market close on November 22, 2016, volatility rates, risk-free interest rates and expected lives for the stock options (each as detailed in the following table), and a dividend yield of 1.50%, after converting the number of outstanding Bats Stock Options and their associated exercise prices based on the defined conversion ratio in the merger agreement.

Valuation of Bats Stock Options

Original Grant Date	Volatility Rate	Risk-Free Interest Rate	Expected Option Life (Years)
May 2009	18.93%	0.58%	1.4170
December 2009	19.16%	0.61%	1.7280
February 2010	18.95%	0.60%	1.7920
July 2010	19.00%	0.60%	2.0000
December 2014	21.14%	0.36%	4.5000

        CBOE Holdings will issue replacement CBOE Holdings Restricted Shares for the outstanding Bats Restricted Shares on the closing date of merger. The fair value of the replacement CBOE Holdings Restricted Shares attributable to service periods completed prior to the effective time of the merger has been included in the purchase price consideration, and the fair value of the replacement CBOE Holdings Restricted Shares attributable to service periods completed after the effective time of the merger will be expensed prospectively by CBOE Holdings.

        The estimated consideration expected to be transferred reflected in the unaudited pro forma condensed combined financial information does not purport to represent what the actual consideration transferred will be when the merger is consummated. In accordance with purchase accounting guidance, the fair value of equity securities issued as part of the consideration transferred will be measured on the closing date of the merger at the then-current market price. This requirement will likely result in a per share equity component that differs from the $68.26 (the closing price per share of CBOE Holdings common stock as reported on NASDAQ at market close on November 22, 2016 assumed in the unaudited pro forma financial statements, and that difference may be material. CBOE Holdings believes that a price volatility of as much as 10% in the price of CBOE Holdings common stock on the closing date of the merger from the price of CBOE Holdings common stock assumed in the unaudited pro forma condensed combined financial information is reasonably possible based upon the recent history of the price of CBOE Holdings common stock. A 10% fluctuation in the market price of CBOE Holdings common stock would affect the value of the merger consideration with a corresponding change to goodwill, as illustrated in the table below:

	Estimated Merger Consideration	Estimated Goodwill
As presented in the pro forma adjustments	$3,068,709	$1,277,714
10% increase in common stock price	3,275,872	1,484,877
10% decrease in common stock price	2,861,545	1,070,551

        Below is the preliminary purchase price allocation for the merger:

Preliminary purchase price allocation
Net tangible assets (liabilities)	$(510,183)
Identifiable intangible assets	3,205,000
Net deferred tax liability	(903,822)
Goodwill	1,277,714

Total preliminary purchase price	$3,068,709

4.     The unaudited pro forma condensed combined balance sheet reflects the following adjustments: Pro Forma Adjustments—Balance Sheet

        A.    Adjusted to reflect the use of cash on hand to fund a portion of the cash consideration related to the Merger Agreement comprised of the following:

Proceeds from the senior unsecured term facility	$1,000,000
Proceeds from the bridge facility	650,000
Cash paid for Bats common stock	(948,113)
Refinance Bats term loan (balance as of September 30, 2016)	(613,375)
Financing fees and expenses	(8,426)

Net impact on cash balance	$80,086

        B.    Accounts payable adjusted for estimated transaction fees of $36,803. The related tax impact is $10,024.

        C.    To record the incurrence of new short-term debt under the bridge facility to fund a portion of the cash consideration of the merger and pay off the historical Bats debt, the following adjustment was made:

Borrowing under the CBOE Holdings bridge facility	$650,000
Less: Financing costs associated with the bridge facility	(7,968)

Net issuance of short-term debt	642,032
Paydown existing Bats short-term obligations	(4,123)

Net change in short-term debt	$637,909

        D.    Adjusted the net book value of Bats' investment in EuroCCP to estimated fair value.

	Historical Amount, net	Preliminary Fair Value	Increase (Decrease)
Investment in EuroCCP	$11,222	$11,722	$500

    Adjustment based on discounted cash flows.

        E.    Adjusted to eliminate historical Bats goodwill and intangible assets.

        F.     Adjusted to record the preliminary estimated fair value of goodwill. Goodwill resulting from the acquisition of Bats by CBOE Holdings is not amortized. Goodwill will be assessed for impairment at least annually in accordance with ASC 350, Intangibles—Goodwill and Other.

        G.    Adjusted to record identifiable intangible assets at their preliminary estimated fair values. Fair values for trade name and open interest intangible assets have been estimated using an income approach. Fair values for all other intangible assets were estimated using a multi-period excess earnings method. Amortization expense has been calculated using a straight-line method over the estimated useful life.

	Historical Amount, net	Preliminary Fair Value	Increase (Decrease)	Estimated Useful Life—Years	Annual Amortization	Nine Months Amortization
Trademark and trade names	$19,700	$25,000	$5,300	4	$6,250	$4,688
Customer relationships	162,497	1,100,000	937,503	25	44,000	33,000
Trading registration and licenses	80,903	1,900,000	1,819,097	Indefinite
Trading permit holder relationships—Hotspot	—	100,000	100,000	12	8,333	6,250
Technology	13,100	80,000	66,900	7	11,429	8,571
Non-compete	5,830		(5,830)
Domain names	217		(217)
Less: Accumulated amortization	(64,023)		64,023

	$218,224	$3,205,000	$2,986,776		$70,012	$52,509

        H.    To record the incurrence of new long-term debt under the senior unsecured term facility to fund a portion of the cash consideration of the merger and pay off the historical Bats debt, the following adjustment was made:

Borrowing under the senior unsecured term facility	$1,000,000
Less: Financing costs associated with the term facility	(5,175)

Net issuance of long-term debt	994,825
Paydown existing Bats long-term obligations	(595,151)

Net change in long-term debt	$399,674

        I.     Adjusted to record net deferred tax liabilities related to tangible assets and liabilities and identifiable intangible assets.

Fair value of identified intangible assets	$3,205,000
Write-off of Bats existing intangible assets	(218,224)
Write-off of Bats existing goodwill	(727,221)

2,259,555
Estimated tax rate	40%

Net deferred tax asset resulting from allocation of purchase price	$903,822

        J.     The following adjustments were made to stockholders' equity to eliminate Bats historical equity balances, to reflect the issuance of common stock in connection with the merger, and record the impact of the replacement awards granted in connection with the merger:

New shares of CBOE Holdings common stock issued in exchange for Bats common stock	$2,071,630
Preliminary fair value of Bats stock options and restricted stock units exchanged in merger	48,965
Transaction expense, net of tax	(26,779)
Loss on early retirement of debt	(14,101)
Elimination of Bats historical stockholders' equity	(434,762)

$1,644,953

5.     Pro Forma Adjustments—Statement of Operations

        The unaudited pro forma condensed combined statement of operations reflect the following adjustments:

        K.    Adjusted to reverse amortization of Bats intangible assets and record amortization of identified intangibles as follows:

	Amortization Expense for the year ended December 31, 2015	Amortization Expense for the nine months ended September 30, 2016
Reverse amortization recorded by Bats on intangible assets	$(26,900)	$(20,481)
Record amortization of identified intangible assets acquired by CBOE Holdings	70,012	52,509

	$43,112	$32,028

        L.    Eliminated non-recurring incremental costs of the acquisition of Bats by CBOE Holdings incurred in the three months ended September 30, 2016.

        M.   Adjusted to record anticipated borrowings by CBOE Holdings to finance the cash payment of $948 million to Bats shareholders as part of the merger consideration and $613 million to refinance existing Bats short- and long-term debt.

	Interest Expense for the year ended December 31, 2015	Interest Expense for the nine months ended September 30, 2016
Anticipated borrowings	$1,650,000	$1,650,000
Weighted average interest rate	3.168%	3.099%

Stated interest	52,278	38,351
Amortization of capitalized debt costs	9,214	6,887
Reverse interest recorded on existing Bats short- and long-term debt	(46,593)	(30,172)

Total pro forma adjustments	$14,899	$15,066

        The unaudited pro forma adjustment for the year ended December 31, 2015 and the period ended September 30, 2016 respectively reflects a full year and nine months of interest expense using the same assumptions. If the all-in variable interest rates were to increase by 12.5 basis points, this would result in approximately $2.1 million and $1.3 million in additional interest expense for the year ended December 31, 2015 and the nine months ended September 30, 2016, respectively.

        N.    Adjusted to record the tax effect on pro forma adjustments at a combined U.S. (federal and state) statutory income tax rate of 40%.

        O.    Adjusted the weighted average number of shares outstanding used to determine basic and diluted pro forma earnings per share based on the exchange of Bats common stock for CBOE Holdings common stock as follows:

	Year ended December 31, 2015	Nine Months Ended September 30, 2016
Basic calculation:
Bats historical weighted average shares outstanding	94,575	94,800
Exchange ratio	0.3201	0.3201

CBOE Holdings new shares issued	30,273	30,345

Pro forma adjustment	(64,302)	(64,455)

Diluted calculation
Bats historical weighted average shares outstanding	94,986	96,400
Exchange ratio	0.3201	0.3201

CBOE Holdings new shares issued	30,460	30,858

Pro forma adjustment	(64,697)	(65,542)

6.     Reclassifications

        The reclassifications, as presented in the pro forma financial statements, result in consistency of reporting between CBOE Holdings and Bats with no impact on net expenses.

CERTAIN UNAUDITED PROSPECTIVE FINANCIAL INFORMATION

        Given the unpredictability of the underlying assumptions and estimates inherent in preparing financial projections, neither CBOE Holdings nor Bats as a matter of general practice publicly discloses detailed projections as to its anticipated financial position or results of operations, except that CBOE Holdings and Bats, from time to time, provide guidance for the then-current fiscal year of certain expected financial results in their regular earnings communications and other investor materials.

        In connection with the evaluation of a possible transaction, CBOE Holdings' management prepared and provided to the CBOE Holdings board forward-looking financial information of CBOE Holdings for fiscal years 2016 through 2019 (which we refer to as the "CBOE Holdings financial projections"), which are summarized below, and the CBOE Holdings financial projections were also provided to BofA Merrill Lynch and Broadhaven for their use in connection with their respective financial analyses and opinions, and to Bats in connection with its due diligence investigation with respect to CBOE Holdings (provided, however, that the unlevered cash flow amounts were calculated by BofA Merrill Lynch and Broadhaven at the direction of management).

        In addition, Bats' management extrapolated the CBOE Holdings financial projections, on the basis of certain assumptions Bats' management believed to be reasonable at the time of its preparation, to cover the fiscal years ending December 31, 2020 and 2021, and Bats' management provided the CBOE Holdings financial projections, as extrapolated, to Barclays for its use in connection with its financial analysis.

        In connection with the evaluation of a possible transaction, in order to provide the Bats board with Bats' management's expectations for Bats' future performance, in August 2016 Bats' management updated its preliminary long-range forecast for the company, which we refer to as the "Bats scenario one financial projections." The Bats scenario one financial projections include certain non-public, unaudited prospective internal financial information regarding Bats' future results of operations for the years ending December 31, 2016 through 2019. The Bats scenario one financial projections were presented to the Bats board at its August 18, 2016 meeting and were thereafter provided to Barclays in connection with its preparation of its preliminary financial analysis of Bats. The Bats scenario one financial projections were also provided to CBOE Holdings in connection with its due diligence investigation with respect to Bats. In addition, Bats' management extrapolated the Bats scenario one financial projections, on the basis of certain assumptions Bats' management believed to be reasonable at the time of its preparation, to cover the fiscal years ending December 31, 2020 and 2021, and Bats management provided the Bats scenario one financial projections, as extrapolated, to Barclays for use in Barclays' preliminary financial analysis.

        During the course of discussions between representatives of Bats and CBOE Holdings' respective management teams regarding the merger, the parties discussed the achievability of certain results presented in the Bats scenario one financial projections, specifically the levels of success forecasted in connection with new product launches in Bats' global FX business, including non-deliverable forwards and swaps, as well as Bats' ability to implement new and incremental non-transaction revenues from FX clients. Following these conversations, Bats' management reviewed the Bats scenario one financial projections and the assumptions made in connection with their preparation, and determined that certain adjustments to the Bats scenario one financial projections were appropriate to reflect Bats' management's best estimate of Bats' future performance. We refer to Bats scenario one financial projections, as adjusted, as the "Bats scenario two financial projections." Bats' management presented the Bats scenario two financial projections to the Bats board at its September 8, September 22, and September 25, 2016 meetings and the Bats scenario two financial projections were considered by the Bats board as part of its evaluation of the merger. In addition, Bats' management extrapolated the Bats scenario two financial projections, on the basis of certain assumptions Bats' management believed to be reasonable at the time of its preparation, to cover the fiscal years ending December 31, 2020 and 2021, and Bats' management provided the Bats scenario two financial projections, as extrapolated, to Barclays for its use in connection with its financial analysis and its opinion described in "The Merger—Opinion of Bats' Financial Advisor" above, and directed Barclays to rely on the Bats scenario two financial projections, as extrapolated, for purposes of its final financial analyses and opinion.

        The CBOE Holdings financial projections, together with the Bats scenario one financial projections, the Bats scenario two financial projections, the adjusted Bats financial projections (as defined below) and the adjusted CBOE Holdings financial projections (as defined below) are referred to herein as the "financial projections."

        None of the financial projections were intended for public disclosure. A summary of the financial projections is included in this joint proxy statement/prospectus only because certain of the financial projections were made available to the board of directors and financial advisors of each of Bats and CBOE Holdings, as applicable, and, with respect to certain of the financial projections, to each other.

        The financial projections are unaudited and were not prepared with a view toward public disclosure or compliance with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or GAAP or the published guidelines of the SEC regarding projections and the use of non-GAAP financial measures. Neither CBOE Holdings' nor Bats' independent public accountants, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections, nor have any independent public accountants expressed any opinion or any other form of assurance on the financial projections or their achievability. The inclusion of the financial projections in this joint proxy statement/prospectus does not constitute an admission or representation by CBOE Holdings or Bats that the financial projections are material.

        In the view of CBOE Holdings' management, the CBOE Holdings financial projections were prepared on a reasonable basis reflecting CBOE Holdings' management's best available estimates and judgments regarding CBOE Holdings' future financial performance at the time the CBOE Holdings financial projections were prepared, and the adjusted Bats financial projections were prepared on a reasonable basis reflecting CBOE Holdings' management's best available estimates and judgments regarding Bats' future financial performance at the time the adjusted Bats financial projections were prepared. In the view of Bats' management, the Bats scenario one financial projections and the Bats scenario two financial projections were each prepared on a reasonable basis reflecting Bats' management's best available estimates and judgments regarding Bats' future financial performance at their respective times of preparation, and the adjusted CBOE Holdings financial projections were prepared on a reasonable basis reflecting Bats' management's best available estimates and judgments regarding CBOE Holdings' future financial performance at the time the adjusted CBOE Holdings financial projections were prepared. The financial projections are not facts and should not be relied upon as necessarily indicative of actual future results. You are cautioned not to place undue reliance on the financial projections. Some or all of the assumptions that have been made in connection with the preparation of the financial projections may have changed since the date the financial projections were prepared. In addition, the information below provides a summary of the key assumptions and does not purport to be a comprehensive overview of all assumptions reflected in the financial projections. The ultimate performance of CBOE Holdings or Bats could be materially different from the applicable financial projections. None of CBOE Holdings, Bats or any of their respective affiliates intends to, and each of them disclaims any obligation to, update, revise or correct any of the financial projections if any or all of them change (even in the short term) since the time of their preparation. These considerations should be taken into account in reviewing the financial projections, which were prepared as of an earlier date.

        The financial projections do not reflect changes in general business or economic conditions since the time they were prepared, changes in CBOE Holdings' or Bats' businesses or prospects, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the financial projections were prepared, and the financial projections are not necessarily indicative of current values or future performance, which may be significantly more favorable or less favorable than as contemplated by the financial projections and should not be regarded as a representation that the financial projections will be achieved.

        Because the financial projections reflect subjective judgment in many respects, they are susceptible to multiple interpretations and frequent revisions based on actual experience and business developments. The financial projections also include certain assumptions regarding future trading volume and cover multiple fiscal years, and such information by its nature becomes less predictive with each succeeding fiscal year. The financial projections constitute forward-looking information and are subject to a wide variety of significant risks and uncertainties that could cause the actual results to differ materially from the projected results. For additional information on factors that may cause CBOE Holdings' or Bats' future financial results to differ materially from the projected results summarized below, see the section entitled "Cautionary Statement Concerning Forward-Looking Statements." Accordingly, there can be no assurance that the projected results summarized below will be realized or that actual results will not differ materially from the projected results summarized below, and the financial projections cannot be considered a guarantee of future operating results and should not be relied upon as such. No representation is made by CBOE Holdings or Bats or their respective affiliates or advisors or any other person to any CBOE Holdings' or Bats' stockholder or any other person regarding the actual performance of CBOE Holdings or Bats, as applicable, compared to the results included in the financial projections.

        The financial projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding CBOE Holdings and Bats, as applicable, contained in their respective public filings with the SEC and herein, respectively. For a more detailed description of the information available, see the section entitled "Where You Can Find More Information." In addition, stockholders of each of CBOE Holdings and Bats are urged to review the section entitled "Risk Factors" beginning on page 42 of this joint proxy statement/prospectus. The financial projections do not take into account any circumstances or events occurring after the date they were prepared, including the effect of the merger or the failure of the merger to be consummated and should not be viewed in that context.

CBOE Holdings Financial Projections

        The following is a summary of the CBOE Holdings financial projections that were prepared by CBOE Holdings' management on a stand-alone, pre-merger basis and were provided to BofA Merrill Lynch and Broadhaven for their use in connection with their respective financial analyses and opinions, and to Bats in connection with its due diligence investigation with respect to CBOE Holdings;

provided, however that the unlevered cash flow amounts were calculated by BofA Merrill Lynch and Broadhaven at the direction of management and were not provided to Bats:

	Fiscal Year Ending December 31,
CBOE Holdings Financial Projections (Prepared by CBOE Holdings' Management) (unaudited)
	2016E(5)	2017E	2018E	2019E
	(in millions, except per share data)
Revenues	$655	$700	$750	$808
Growth	3.2%	6.9%	7.2%	7.7%
Adjusted EBITDA(1)	$360	$390	$425	$470
Margin	54.9%	55.8%	56.7%	58.2%
Adjusted EBITA(2)	$317	$351	$382	$416
Adjusted Earnings Per Share(3)	$2.44	$2.69	$2.95	$3.24
Growth	1.1%	10.5%	9.5%	9.9%
Unlevered Cash Flow(4)	$109 (6)	202	224	253

(1)
Adjusted EBITDA is a non-GAAP measure of operating performance that represents Operating Income before Interest, Taxes, Depreciation and Amortization, and is not calculated in accordance with, or a substitute for, Operating Income. Such calculation reflects an amount burdened with stock-based compensation expense and unburdened for costs related to one-time expenses.

(2)
Adjusted EBITA is a non-GAAP measure of operating performance that represents Operating Income before Interest, Taxes and Amortization, and is not calculated in accordance with, or a substitute for, Operating Income. Depreciation excludes amortization of acquisition-related intangible assets.

(3)
Assumes 81.4 million, 80.7 million, 80.0 million and 79.3 million diluted shares outstanding in 2016, 2017, 2018 and 2019, respectively. Estimated 2017, 2018 and 2019 Adjusted Earnings Per Share burdened with stock-based compensation expense and unburdened for costs related to amortization of acquisition-related intangible assets and one-time expenses.

(4)
Unlevered Cash Flow represents Adjusted EBITDA less taxes and capital expenditures and increases in net working capital.

(5)
Includes actual results through June 30, 2016.

(6)
Unlevered Cash Flow shown solely with respect to third and fourth quarters of 2016. Unlevered Cash Flow is a non-GAAP measure.

        The CBOE Holdings financial projections reflect various estimates, assumptions and methodologies of CBOE Holdings, all of which are difficult to predict and many of which are beyond CBOE Holdings' control, including the following assumptions:

  •
  An effective tax rate of 39.0% in years 2016-2019;

  •
  Capital expenditures of $50 million, $51 million, $53 million and $54 million in 2016, 2017, 2018 and 2019, respectively, representing a 3% per annum growth rate of 2016 capital expenditures from 2017 to 2019 (or, in the case of the CBOE Holdings financial projections that were provided to Bats and the CBOE Holdings Board, capital expenditures of $50 million, $47 million, $53 million and $55 million in 2016, 2017, 2018 and 2019, respectively, representing consensus estimates);

  •
  A $17 million decrease in net working capital for the second half of 2016 and no increase or decrease in net working capital for years 2017-2019; and

  •
  No increase or decrease in interest.

Adjusted CBOE Holdings Financial Projections

        In addition, the following adjusted CBOE Holdings financial projections are based on the CBOE Holdings financial projections but reflect adjustments made by Bats' management (the "adjusted CBOE Holdings financial projections"):

	Fiscal Year Ending December 31,
Adjusted CBOE Holdings Financial Projections (Prepared by CBOE Holdings' Management, as adjusted by Bats' Management)(1) (unaudited)
	2016E(6)	2017E	2018E	2019E
	(in millions)
Revenues(2)	$655	$700	$757	$824
EBITDA(3)	$359	$385	$419	$465
EBIT(4)	$316	$344	$374	$411
Net Income	$200	$214	$232	$254
Unlevered Free Cash Flow(5)	$189	$198	$219	$249

(1)
This table contains financial measures that are not calculated or presented in accordance with GAAP. Those financial measures are referred to as "Non-GAAP." Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by CBOE Holdings may not be comparable to similarly titled amounts used by other companies.

(2)
Net Revenue is defined as revenues less cost of revenues.

(3)
EBITDA is defined as income before interest, income taxes, depreciation and amortization.

(4)
EBIT is defined as income before interest and income taxes.

(5)
Unlevered Free Cash Flow is defined as net income plus depreciation less tax benefit cost, capital expenditures and change in working capital. Figures for Free Cash Flow for the years 2020 and 2021, as extrapolated, were equal to $275 million and $289 million, respectively.

(6)
Includes actual results through June 30, 2016.

        The adjusted CBOE Holdings financial projections reflect various estimates, assumptions and methodologies of CBOE Holdings and Bats, all of which are difficult to predict and many of which are beyond CBOE Holdings' control, including the following assumptions (as compared to the CBOE Holdings financial projections):

  •
  Increases to transaction revenues of 1-2% in years 2018 and 2019 primarily from futures trading;

  •
  Increasing access fee revenues to be flat year over year; and

  •
  Increases to operating expenses to reflect higher royalty costs associated with higher transaction revenues as well as higher professional fees and outside services, and technology support services.

Bats Financial Projections

Bats Scenario One Financial Projections

        The following is a summary of the Bats scenario one financial projections that were prepared by Bats' management on a stand-alone, pre-merger basis and were provided to Barclays in connection with its preparation of its preliminary financial analysis of Bats and to CBOE Holdings in connection with its due diligence investigation with respect to Bats:

	Fiscal Year Ending December 31,
Bats Scenario One Financial Projections(1) (unaudited)	2016E(6)	2017E	2018E	2019E	2020E	2021E
	(in millions)
Net Revenue(2)	$436	$478	$516	$562	$602	$640
EBITDA(3)	$258	$308	$341	$380	$410	$437
EBIT(4)	$243	$290	$325	$362	$387	$414
Net Income	$142	$184	$206	$229	$245	$262
Unlevered Free Cash Flow(5)	$134	$109	$151	$224	$240	$257

(1)
This table contains financial measures that are not calculated or presented in accordance with GAAP. Those financial measures are referred to as "Non-GAAP." Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Bats may not be comparable to similarly titled amounts used by other companies.

(2)
Net Revenue is defined as revenues less cost of revenues.

(3)
EBITDA is defined as income before interest, income taxes, depreciation and amortization.

(4)
EBIT is defined as income before interest and income taxes.

(5)
Unlevered Free Cash Flow is defined as net income plus depreciation less tax benefit cost, capital expenditures and change in working capital.

(6)
Includes actual results through June 30, 2016.

        The Bats scenario one financial projections reflect various estimates, assumptions and methodologies of Bats, all of which are difficult to predict and many of which are beyond Bats' control, including the following assumptions:

  •
  Net revenue assumptions—transaction fees:

Asset Class	Market Volume	Market Share	Net Capture
U.S. equities	Zero growth	Up 0.4% points over three years	Up 6% over three years
U.S. options	1 - 2% growth per year	Up 5.6% points over three years	Up 7% over three years
European equities	2 - 3% growth per year	Down 0.2% points over three years	Up 7% over three years
Global FX (spot FX only)	2 - 3% growth per year	Up 0.6% points over three years	Down 9% over three years
  •
  Net revenue assumptions—non-transaction fees: growth of 8% per year, including introduction of new market data and access fees in Global FX business;

  •
  New product development net revenue assumption: Global FX products (non-deliverable forwards, forwards and swaps) grow to $20 million annually by 2019;

  •
  Operating expense growth assumption: 1% per year;

  •
  Effective tax rate assumption: effective tax rate declines 4-5% beginning in 2017 due to corporate restructuring; and

  •
  Other cash flow assumptions: capital expenditures are $15-20 million per year, minimum principal repayments on debt are paid in accordance with loan agreement (1% annual amortization plus payments related to excess cash flow calculations based on the existing leverage ratio), interest rates are constant, working capital use is $5 annually and tax benefit costs of $120 million paid in 2017 and 2018 related to corporate restructuring as well as an existing tax sharing agreement.

Bats Scenario Two Financial Projections

        The following is a summary of the Bats scenario two financial projections that were prepared by Bats' management on a stand-alone, pre-merger basis and were provided to Barclays in connection with its final financial analyses and its opinion:

	Fiscal Year Ending December 31,
Bats Scenario Two Financial Projections(1) (unaudited)	2016E(6)	2017E	2018E	2019E	2020E	2021E
	(in millions)
Net Revenue(2)	$436	$475	$508	$548	$583	$616
EBITDA(3)	$257	$305	$334	$367	$391	$413
EBIT(4)	$243	$287	$317	$348	$368	$390
Net Income	$142	$181	$201	$220	$233	$247
Unlevered Free Cash Flow(5)	$134	$107	$146	$215	$228	$242

(1)
This table contains financial measures that are not calculated or presented in accordance with GAAP. Those financial measures are referred to as "Non-GAAP." Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Bats may not be comparable to similarly titled amounts used by other companies.

(2)
Net Revenue is defined as revenues less cost of revenues.

(3)
EBITDA is defined as income before interest, income taxes, depreciation and amortization.

(4)
EBIT is defined as income before interest and income taxes.

(5)
Unlevered Free Cash Flow is defined as net income plus depreciation less tax benefit cost, capital expenditures and change in working capital.

(6)
Includes actual results through June 30, 2016.

        In preparing the Bats scenario two financial projections, Bats' management reduced by 50% its forecasted revenue from new product launches in Bats' global FX business, including non-deliverable forwards, forwards and swaps, and reduced by 33% its forecasted new and incremental non-transaction revenue from FX clients. Bats' management otherwise prepared the Bats scenario two financial projections based on the assumptions described above as underlying the Bats scenario one financial projections.

        In extrapolating the Bats scenario one financial projections and Bats scenario two financial projections for 2020 and 2021, Bats management made certain additional assumptions. For each of the scenarios, net revenues was grown by asset class for 2020 and 2021 as follows: U.S. equities at 5% (both years); U.S. options at 8% and 6%; and European equities at 8% (both years). For Global FX, scenario one net revenue for 2020 and 2021 was grown at 15% and 10%, respectively, while scenario two included net revenue growth of 10% and 5%, respectively. The assumptions used to drive EBITDA, EBIT, Net Income and Free Cash Flow for 2020 and 2021, respectively, included the following for both scenarios:

  •
  EBITDA margin growth of 50 basis points for 2020 and 20 basis points for 2021;

  •
  Capital expenditures of $23 million each year;

  •
  Depreciation equal to capital expenditures each year; and

  •
  No changes to yearly amortization, effective tax rate or use of working capital.

Adjusted Bats Financial Projections

        In addition, the following adjusted financial projections for Bats are based on the Bats scenario one financial projections but reflect adjustments made by CBOE Holdings' management (the "adjusted Bats financial projections"); provided, however that the unlevered cash flow amounts were calculated by BofA Merrill Lynch and Broadhaven at the direction of management:

	Fiscal Year Ending December 31,
Adjusted Bats Financial Projections (Prepared by Bats' Management as adjusted by CBOE Holdings' Management) (unaudited)
	2016E(5)	2017E	2018E	2019E
	(in millions, except per share data)
Revenues	$436	$473	$512	$539
Growth	13.4%	8.4%	8.3%	5.2%
Adjusted EBITDA(1)	$274	$298	$327	$347
Margin	62.8%	63.0%	63.9%	64.4%
Adjusted EBITA(2)	$259	$280	$310	$329
Adjusted Earnings Per Share(3)	$1.35	$1.66	$1.87	$1.99
Growth	23.7%	23.0%	13.2%	6.5%
Unlevered Cash Flow(4)	$6 (6)	177	195	207

(1)
Burdened with stock-based compensation expense and unburdened for costs related to one-time expenses.

(2)
Depreciation excludes amortization of acquisition-related intangible assets.

(3)
Burdened with stock-based compensation expense and unburdened for costs related to amortization of acquisition-related intangible assets and one-time expenses. Assumes 96.5 million, 96.8 million, 97.1 million and 97.4 million diluted shares outstanding in 2016, 2017, 2018 and 2019, respectively.

(4)
Unlevered Cash Flow represents Adjusted EBITDA less taxes and capital expenditures and increases in net working capital.

(5)
Includes actual results through June 30, 2016.

(6)
Unlevered Cash Flow shown solely with respect to third and fourth quarters of 2016.

        The adjusted Bats financial projections reflect various estimates, assumptions and methodologies of CBOE Holdings and Bats, all of which are difficult to predict and many of which are beyond Bats' control, including the following assumptions:

  •
  An effective tax rate of 41.5% in 2016 and 36.7% in each of 2017, 2018 and 2019;

  •
  Capital expenditures of $18 million in 2016, 2017 and 2018 and $19 million in 2019;

  •
  A $59 million increase in net working capital for the second half of 2016 and no increase or decrease in net working capital for years 2017-2019; and

  •
  No increase or decrease in interest.

        NEITHER CBOE HOLDINGS NOR BATS INTENDS TO UPDATE OR OTHERWISE REVISE THE FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE

EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH UNAUDITED PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE.

Certain Estimated Synergies

        CBOE Holdings' management and Bats' management also jointly prepared certain estimated unaudited synergies that were projected to result from the merger and be realized by the combined company, which we refer to in this section as the estimated synergies. The estimated synergies included $65 million in cost synergies for the fiscal year ending December 31, 2021.

        The table set forth below includes detail of the estimated synergies.

	Fiscal Year Ending December 31,
	2017E	2018E	2019E	2020E	2021E
	(in millions)
Non-Infrastructure IT	$6	$11	$19	$27	$30
Infrastructure	$1	$3	$5	$6	$15
Depreciation & Amortization	$1	$3	$8	$9	$7
Non-IT	$7	$18	$18	$18	$18
Savings from Migration from CBOE Holdings' Vector Trading Platform	$—	$—	$—	$(5)	$(5)
Total	$15	$35	$50	$55	$65

        The estimated synergies assumed that the merger would be consummated and that the expected benefits of the merger would be realized, including that no restrictions, terms or other conditions would be imposed in connection with the receipt of any necessary governmental, regulatory or other approvals or consents in connection with the consummation of the merger, including any divestitures or other actions contemplated by the merger Agreement. See the sections above titled "—CBOE Holdings Financial Projections" and "—Bats Financial Projections" for further information regarding the uncertainties and assumptions underlying the estimated synergies as well as the sections entitled "Cautionary Statement Concerning Forward-Looking Statements" beginning on page 1 of this joint proxy statement/prospectus and "Risk Factors—The combined company may not realize all of the anticipated benefits of the transactions contemplated by the merger agreement or such benefits may take longer to realize than expected" beginning on page 42 of this joint proxy statement/prospectus for further information regarding the uncertainties and factors associated with realizing the synergies in connection with the merger.

STOCKHOLDER PROPOSALS

CBOE Holdings

        CBOE Holdings held its 2016 annual meeting of stockholders on May 19, 2016. The deadline for submitting a stockholder proposal to CBOE Holdings for inclusion in the CBOE Holdings proxy statement and form of proxy pursuant to Rule 14a-8 under the Exchange Act for CBOE Holdings' 2017 annual meeting of stockholders is December 8, 2016. Stockholder proposals that are intended to be presented at CBOE Holdings' 2017 annual meeting, but that are not intended to be considered for inclusion in CBOE Holdings' proxy statement and form of proxy related to that meeting, or nominations of a candidate for election as a director at CBOE Holdings' 2017 annual meeting must have been received no earlier than January 19, 2017 and no later than February 18, 2017. Any nominations or proposals must provide the information required by the CBOE Holdings bylaws and comply with any applicable laws and regulations.

Bats

        Bats became a public company on April 14, 2016 and did not hold a 2016 annual meeting of stockholders. Bats may not hold a 2017 annual meeting of stockholders if the merger is completed before such a meeting would be required. In the event that an annual meeting does occur in 2017, pursuant to the Bats bylaws, a stockholder's nominations of a candidate for election as director or notice of proposed business must be received at the principal executive offices of Bats no earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 70th day prior to such annual meeting or, in the event public announcement of the date of such annual meeting is first made by Bats fewer than 70 days prior to the date of such annual meeting, the close of business on the tenth day following the day on which public announcement of the date of such meeting is first made. Pursuant to Rule 14a-8 of the Exchange Act, because Bats did not hold a 2016 annual meeting, the deadline for submission of proposals to be included in Bats' proxy materials is "a reasonable time before the company begins to print and mail its proxy materials." Bats considers the deadline as set forth in its bylaws to be reasonable, and therefore the same deadline will apply to proposals submitted pursuant to Rule 14a-8 for the 2017 annual meeting of stockholders, if one does take place. Any nominations or proposals must provide the information required by the Bats bylaws and comply with any applicable laws and regulations.

LEGAL MATTERS

        The validity of CBOE Holdings common stock offered by this joint proxy statement/prospectus is being passed upon for CBOE Holdings by Sidley Austin LLP, Chicago, Illinois.

        Sidley Austin LLP, Chicago, Illinois, on behalf of CBOE Holdings, and Davis Polk & Wardwell LLP, New York, New York, on behalf of Bats, are delivering legal opinions with respect to certain U.S. federal income tax disclosures included in this joint proxy statement/prospectus.

        It is a condition to the completion of the merger that Bats must receive an opinion from its special counsel, Davis Polk & Wardwell LLP, to the effect that, among other things, the merger and the subsequent merger, taken together, will be treated for U.S. federal income tax purposes as a "reorganization" within the meaning of Section 368(a) of the Code, and CBOE Holdings must receive an opinion from its special counsel, Sidley Austin LLP, to the same effect.

EXPERTS

        The consolidated financial statements incorporated in this joint proxy statement/prospectus by reference from the CBOE Holdings' Annual Report on Form 10-K for the year ended December 31, 2015, and the effectiveness of CBOE Holdings' internal control over financial reporting as of such date have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

        The consolidated financial statements of Bats Global Markets, Inc. as of December 31, 2015 and 2014, and for each of the years in the three-year period ended December 31, 2015, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        CBOE Holdings and Bats file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, statements or other information filed by either CBOE Holdings or Bats at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC filings of CBOE Holdings and Bats are also available to the public from commercial document retrieval services and at the website maintained by the SEC at www.sec.gov. In addition, you may obtain copies of some of this information by accessing CBOE Holdings' website at www.cboe.com under the heading "About CBOE," and then under the link "Investor Relations." You may also obtain copies of some of this information by accessing Bats' website at www.bats.com under the heading "About Bats," and then under the link "Investor Relations." In addition, you may review this joint proxy statement/prospectus on the Investor Relations section of CBOE Holding's website at http://ir.CBOE.com/special-proxy.aspx. and on the Investor Relations section of Bats' website at http://www.bats.com/investor_relations. CBOE Holdings is not incorporating the contents of the websites of the SEC, CBOE Holdings, Bats or any other entity into this joint proxy statement/prospectus. These websites are provided only for your convenience.

        CBOE Holdings has filed a registration statement on Form S-4 to register with the SEC the CBOE Holdings common stock to be issued to Bats stockholders in the merger. This joint proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of CBOE Holdings, in addition to being a proxy statement of CBOE Holdings and Bats for their respective special meetings. The registration statement, including the attached annexes and exhibits, contains additional relevant information about CBOE Holdings, CBOE Holdings common stock and Bats. As allowed by SEC rules, this joint proxy statement/prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement.

        The SEC allows CBOE Holdings to "incorporate by reference" certain information into this joint proxy statement/prospectus. This means that CBOE Holdings can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this joint proxy statement/prospectus, except for any information that is superseded by information that is included directly in this joint proxy statement/prospectus or incorporated by reference subsequent to the date of this joint proxy statement/prospectus.

        This joint proxy statement/prospectus incorporates by reference the documents listed below that CBOE Holdings has previously filed with the SEC. They contain important information about CBOE Holdings and its financial condition:

  •
  Annual Report of CBOE Holdings on Form 10-K for the year ended December 31, 2015, filed with the SEC on February 19, 2016;

  •
  Quarterly Reports of CBOE Holdings on Form 10-Q for the quarterly period ended March 31, 2016, filed with the SEC on May 3, 2016, for the quarterly period ended June 30, 2016, filed with the SEC on August 2, 2016 and for the quarterly period ended September 30, 2016, filed with the SEC on November 8, 2016;

  •
  Current Reports of CBOE Holdings on Form 8-K, filed with the SEC on May 24, 2016, September 26, 2016 and September 28, 2016; and

  •
  The description of CBOE Holdings common stock contained in the CBOE Holdings' Registration Statement on Form S-1 (File No. 333-165393), as incorporated by reference in the CBOE Holdings' Registration Statement on Form 8-A filed on June 11, 2010 (and any amendment or report filed for the purpose of updating such description).

        In addition, CBOE Holdings incorporates by reference additional documents that it may file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this joint proxy statement/prospectus and the date of the CBOE Holdings special meeting and Bats special meeting. These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, except, in any such case, for any information therein which has been furnished rather than filed, which shall not be incorporated herein. These subsequent filings with the SEC will automatically modify and supersede information in this joint proxy statement/prospectus.

        The merger agreement attached to this joint proxy statement/prospectus as Annex A is also incorporated by reference herein.

        CBOE Holdings has supplied all information contained in or incorporated by reference into this joint proxy statement/prospectus relating to CBOE Holdings, and Bats has supplied all information contained in this joint proxy statement/prospectus relating to Bats.

        You can obtain any of the documents incorporated by reference into this joint proxy statement/prospectus promptly upon request, without charge from CBOE Holdings or from the SEC's website at www.sec.gov. CBOE Holdings stockholders and Bats stockholders may request a copy of the documents incorporated by reference by contacting by mail or telephone:

  CBOE Holdings, Inc.
  Attn: Investor Relations
  400 South LaSalle Street
  Chicago, Illinois, 60605
  (312) 786-5600

        In order for you to receive timely delivery of the documents in advance of the CBOE Holdings and Bats special meetings, CBOE Holdings must receive your request no later than January 9, 2017.

        Neither CBOE Holdings nor Bats has authorized anyone to give any information or make any representation about CBOE Holdings, Bats or the merger that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that have been incorporated into this joint proxy statement/prospectus. Therefore, if anyone does give you information of this kind, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you. The information contained in this joint proxy statement/prospectus is accurate only as of the date of this joint proxy statement/prospectus unless the information specifically indicates that another date applies.

 DEFINED TERMS

2009 Plan	276
2012 Loan	295
2012 Plan	276
2014 Loan	296
2015 Term Loan B-1	296
2015 Term Loan B-2	296
2016 Term Facility	296
adjusted Bats financial projections	122
adjusted CBOE Holdings financial projections, as extrapolated	144
ADNV	229
ADV	235
ALJ	65
alternative financing	210
Amended 2014 Loan	296
appraisal shares	176
ASC 350	160
ASC 805	28
ATSs	53
available cash election amount	177
available financing	211
Barclays	21
Barclays Bank	63
Bats	1
Bats acceptable confidentiality agreement	190
Bats acquisition proposal	192
Bats adverse recommendation change	191
Bats board	8
Bats bylaws	71
Bats charter	71
Bats Compensation Committee	272
Bats competing proposal	219
Bats Europe	34
Bats expenses	219
Bats financial projections	122
Bats Hotspot	35
Bats Hotspot Platform	57
Bats intervening event	197
Bats meeting adjournment proposal	7
Bats recommendation	191
Bats record date	7
Bats Restricted Shares	18
Bats scenario two financial projections, as extrapolated	144
Bats special meeting	5
Bats Stock Options	18
Bats stockholder approval	186

Bats superior proposal	192
Bats Trading	70
BofA Merrill Lynch	19
Brexit	64
Brexit Vote	64
bridge facility	24
Broadhaven	20
burdensome effect	202
BXTR	247
BYX	33
BZX	22
C2	15
CADV	235
capital stock adjustment event	17
cash consideration	6
cash electing share	177
cash election amount	177
cash fraction	177
CAT	60
CBOE	15
CBOE Holdings	1
CBOE Holdings acceptable confidentiality agreement	193
commitment parties	24
CBOE Holdings acquisition proposal	195
CBOE Holdings adverse recommendation change	195
CBOE Holdings board	8
CBOE Holdings bylaws	52
CBOE Holdings charter	52
CBOE Holdings Compensation Committee	104
CBOE Holdings competing proposal	219
CBOE Holdings financial projections	122
CBOE Holdings F&S Committee	96
CBOE Holdings intervening event	199
CBOE Holdings meeting adjournment proposal	6
CBOE Holdings N&G Committee	21
CBOE Holdings recommendation	194
CBOE Holdings record date	7
CBOE Holdings Restricted Shares	18
CBOE Holdings special meeting	5
CBOE Holdings Stock Options	18
CBOE Holdings stockholder approval	186
CBOE Holdings superior proposal	195
CBOE Holdings expenses	220
CCPs	73

CFE	15
CFTC	61
Chi-X Europe	52
CLP program	236
closing CBOE Holdings VWAP	6
Code	23
commitment parties	24
compliant	213
confidentiality agreement	190
continuing employee	208
cost synergies	133
CQS	235
CTA	71
dark pools	53
Davis Polk	97
DEA	257
debt commitment letter	24
DGCL	22
Direct Edge	55
Direct Edge Integration	276
Directors Compensation Plan	288
Dodd-Frank	6
DOJ	154
Draft Merger Agreement	122
EBITDA	124
E.C.	59
ECNs	54
EDGA	33
EDGX	33
EEA	70
election deadline	12
EPS	124
equity options	15
ERM	77
ESMA	59
estimated synergies	144
ETF options	15
ETFs	16
ETN options	15
ETP options	15
ETPs	16
EU27	64
EuroCCP	71
EVs	124
excess cash amount	178
Exchange	382
Exchange Act	1
Exchange agent	12
Exchange Defendants	254

Exchange Member	382
exchange ratio	6
FASB	26
FCA	23
FDIC	61
Federal Reserve	61
FINRA	23
form of election	11
Form S-1	277
FPC	260
FTC	154
FTT	62
FX	16
GA-GTCO Interholdco	369
GA AIV	369
GA Funds	369
GA LLC	369
GA Managing Directors	371
GA US AIV	369
GAPCO III	369
GAPCO IV	369
GAPCO CDA	369
GAP 83	369
GAP 93	369
GAP-W	369
GenPar	369
GapStar	369
GAAP	30
HSR Act	22
ICAP	55
IDC	56
INAVs	56
index options	15
Innisfree	14
IPO	136
IRS	157
Javelin	59
LIBOR	24
liquidity maker	234
liquidity provider	234
liquidity remover	234
liquidity taker	234
lit	53
lock-up extension agreements	101
LMM	235
LPP	235
LSE	54
LTM	126
MacKenzie	14

merger	5
merger agreement	5
merger consideration	6
Merger LLC	5
Merger Sub	15
Meridian	272
MiFID	54
MiFID II and MiFIR	54
Milestone Bonus Plan	274
mixed consideration	6
mixed consideration electing share	177
mixed election stock exchange ratio	177
MTFs	35
NASDAQ	6
NBBO	75
NEOs	271
non-binding compensation advisory proposal	7
non-electing share	177
Non-SROs	60
non-transaction revenues	16
Normalized EBITDA	229
NSCC	71
NYSE	53
OCC	54
OPRA	71
ORSA	259
outside date	26
OTC	35
participating Member States	62
penny pilot	237
per share cash election consideration	177
per share stock election consideration	178

potential cost savings	122
PRA	260
pro forma financial statements	398
Regulated Securities Exchange Subsidiary	374
RIE	69
RM	62
RSA	72
SCI Entities	265
SEC	15
SEC Approvals	23
Section 31	302
Section 262	160
Securities Act	3
SEF	59
share issuance proposal	6
Sidley Austin	96
SIFMA	65
SIPs	60
Spectrum Equity Funds	370
SRO	60
stock consideration	6
stock electing share	178
stock fraction	178
subsequent merger	5
TA Associates Funds	369
termination fee	219
TVs	126
U.K.	52
UBS	94
unaffected date	130
U.S. Holder	157
UTP	230

TRADEMARK INFORMATION

        CBOE®, Chicago Board Options Exchange®, CBOE Volatility Index®, VIX®, CFE®, Hybrid® and CBOE Command® are registered trademarks and CBOE Futures ExchangeSM and CBOE VestSM are service marks of CBOE. C2SM and C2 Options ExchangeSM are service marks of C2. Bats®, Bats Global Markets®, Bats Options®, Making Markets Better®, Bats Trading, Inc. ®, BYX®, BZX®, EDGA®, EDGX® and Hotspot FX® are registered service marks of Bats. All other trademarks and service marks are the property of their respective owners.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Bats Global Markets, Inc. and Subsidiaries

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Bats Global Markets, Inc.:

        We have audited the accompanying consolidated statements of financial condition of Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and its subsidiaries (the Company) as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bats Global Markets, Inc. and its subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

        As discussed in Note 2(b) to the consolidated financial statements, the Company has changed its method of accounting for the presentation of debt issuance costs and deferred tax liabilities in the consolidated financial statements referred to above due to the adoption of Accounting Standards Update No. 2015-03 and Interest—Imputation of Interest, Accounting Standards Update No. 2015-17, Income Taxes—Balance Sheet Classification of Deferred Taxes, respectively.

/s/ KPMG LLP

Kansas City, Missouri
March 7, 2016, except as to Note 2(b) and Note 22,
as to which the date is November 7, 2016

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Consolidated Statements of Financial Condition

December 31, 2015 and 2014

(In millions, except share data)

	2015	2014
Assets
Current assets:
Cash and cash equivalents	$75.1	$122.2
Restricted cash	—	14.0
Financial investments:
Trading investments, at fair value	0.5	7.0
Available-for-sale investments, at fair value	47.2	61.4
Accounts receivable, net, including $40.3 and $51.0 from related parties at December 31, 2015 and 2014, respectively	131.0	130.2
Income taxes receivable	16.0	12.3
Deferred income taxes	—	—
Other receivables	5.4	3.6
Prepaid expenses	5.1	6.2

Total current assets	280.3	356.9
Property and equipment, net	29.6	29.0
Goodwill	741.3	441.7
Intangible assets, net	239.0	156.5
Debt issuance costs, net	—	—
Deferred income taxes	0.6	3.3
Investment in EuroCCP	11.4	10.8
Other assets	4.8	1.9

Total assets	$1,307.0	$1,000.1

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable and accrued liabilities, including $15.2 and $18.2 to related parties at December 31, 2015 and 2014, respectively	$72.9	$101.1
Section 31 fees payable	93.0	107.7
Current portion of long-term debt	83.9	42.2
Current portion of contingent consideration liability to related party	6.6	—
Deferred income taxes	—	—

Total current liabilities	256.4	251.0
Long-term debt, less current portion	593.7	425.7
Contingent consideration liability to related party, less current portion	58.8	—
Unrecognized tax benefits	8.0	8.6
Deferred income taxes	7.4	6.5
Other liabilities	2.8	4.1
Commitments and contingencies
Stockholders' equity:
Common stock, $0.01 par value. 160,050,000 voting and 58,200,000 non-voting shares authorized at December 31, 2015 and 2014; 74,991,527 voting and 21,146,136 non-voting shares issued at December 31, 2015; 74,355,726 voting and 21,146,136 non-voting shares issued at December 31, 2014	1.0	1.0
Common stock in treasury, at cost 458,237 and 165,827 voting shares at December 31, 2015 and 2014, respectively	(6.5)	(1.9)
Additional paid-in capital	270.6	262.0
Retained earnings	125.0	42.8
Accumulated other comprehensive (loss) income, net	(10.2)	0.3

Total stockholders' equity	379.9	304.2

Total liabilities and stockholders' equity	$1,307.0	$1,000.1

See accompanying notes to consolidated financial statements.

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Consolidated Statements of Income

Years ended December 31, 2015, 2014 and 2013

(In millions, except per share data)

	2015	2014	2013
Revenues:
Transaction fees, including $569.0, $481.3 and $172.0 from related parties for the years ended December 31, 2015, 2014 and 2013, respectively	$1,290.2	$1,009.9	$612.8
Regulatory transaction fees, including $129.3, $117.0 and $39.2 from related parties for the years ended December 31, 2015, 2014 and 2013, respectively	275.7	272.0	127.4
Market data fees, including $2.4, $2.3 and $1.2 from related parties for the years ended December 31, 2015, 2014 and 2013, respectively	131.0	110.3	59.4
Connectivity fees and other, including $29.4, $23.9 and $9.2 from related parties for the years ended December 31, 2015, 2014 and 2013, respectively	81.8	66.0	41.9

Total revenues	1,778.7	1,458.2	841.5
Cost of revenues:
Liquidity payments, including $548.5, $405.5 and $167.5 to related parties for the years ended December 31, 2015, 2014 and 2013, respectively	1,070.7	831.4	474.7
Section 31 fees	275.7	272.0	127.4
Routing and clearing, including $38.9, $24.7 and $33.1 to related parties for the years ended December 31, 2015, 2014 and 2013, respectively	47.9	47.3	42.6

Total cost of revenues	1,394.3	1,150.7	644.7

Revenues less cost of revenues	384.4	307.5	196.8
Operating expenses:
Compensation and benefits	79.7	87.0	41.5
Depreciation and amortization	40.8	28.4	15.2
Systems and data communication	27.2	23.5	9.6
Occupancy	3.1	4.2	1.9
Professional and contract services	11.1	6.5	8.1
Regulatory costs	11.1	12.1	5.4
Change in fair value of contingent consideration liability to related party	2.8	—	—
Impairment of assets	—	—	3.5
General and administrative	26.3	26.2	10.0

Total operating expenses	202.1	187.9	95.2

Operating income	182.3	119.6	101.6
Non-operating (expenses) income:
Interest expense, net	(46.6)	(27.3)	(25.8)
Loss on extinguishment of debt	—	(13.6)	—
Equity in earnings in EuroCCP	1.2	1.1	—
Other income (expense), net	1.8	0.5	(0.2)

Income before income tax provision	138.7	80.3	75.6
Income tax provision	56.5	31.1	28.8

Net income	$82.2	$49.2	$46.8

Basic earnings per share	$0.87	$0.53	$0.71
Diluted earnings per share	$0.87	$0.53	$0.71
Cash distributions declared per common stock	$—	$2.69	$—
Basic weighted average shares outstanding	94.6	92.2	66.0
Diluted weighted average shares outstanding	95.0	92.7	66.3

See accompanying notes to consolidated financial statements.

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Consolidated Statements of Comprehensive Income

Years ended December 31, 2015, 2014 and 2013

(In millions)

	2015	2014	2013
Net income	$82.2	$49.2	$46.8
Other comprehensive (loss) income, before tax:
Foreign currency translation adjustments	(12.4)	(15.0)	6.6
Unrealized holding gains on available-for-sale investments	—	—	0.1
Less: Reclassification adjustments for losses included in interest expense, net	—	—	(0.1)

Other comprehensive (loss) income, before tax	(12.4)	(15.0)	6.6
Income tax benefit (provision) related to components of other comprehensive (loss) income	1.9	5.7	(1.7)

Other comprehensive (loss) income, net of tax	(10.5)	(9.3)	4.9

Comprehensive income	$71.7	$39.9	$51.7

See accompanying notes to consolidated financial statements.

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity

Years ended December 31, 2015, 2014 and 2013

(In millions, except share data)

	Common stock
	Voting shares outstanding	Non-voting shares outstanding	Class A non-voting shares outstanding	Class B non-voting shares outstanding	Par value	Common stock in treasury	Additional paid-in capital	Retained earnings (deficit)	Accumulated other (loss) comprehensive income, net	Total stockholders' equity
Balance at December 31, 2012	65,634,788	551,445	—	—	$0.7	$(40.3)	$125.1	$(2.5)	$4.7	$87.7
Common stock issued under employee stock plans	285,552	—	—	—	—	(1.0)	0.7	—	—	(0.3)
Share repurchases	(125,785)	—	—	—	—	(1.4)	—	—	—	(1.4)
Stock-based compensation	—	—	—	—	—	—	2.2	—	—	2.2
Excess tax benefit from stock-based compensation	—	—	—	—	—	—	0.1	—	—	0.1
Other comprehensive income, net of tax	—	—	—	—	—	—	—	—	4.9	4.9
Net income	—	—	—	—	—	—	—	46.8	—	46.8

Balance at December 31, 2013	65,794,555	551,445	—	—	0.7	(42.7)	128.1	44.3	9.6	140.0
Acquisition of Direct Edge Holdings LLC and recapitalization	7,934,214	(551,445)	8,993,978	12,152,158	0.3	42.7	301.5	—	—	344.5
Common stock issued under employee stock plans	537,538	—	—	—	—	(1.0)	0.9	—	—	(0.1)
Share repurchases	(76,408)	—	—	—	—	(0.9)	—	—	—	(0.9)
Stock-based compensation	—	—	—	—	—	—	1.9	—	—	1.9
Excess tax benefit from stock-based compensation	—	—	—	—	—	—	0.1	—	—	0.1
Distribution	—	—	—	—	—	—	(170.5)	(50.7)	—	(221.2)
Other comprehensive loss, net of tax	—	—	—	—	—	—	—	—	(9.3)	(9.3)
Net income	—	—	—	—	—	—	—	49.2	—	49.2

Balance at December 31, 2014	74,189,899	—	8,993,978	12,152,158	1.0	(1.9)	262.0	42.8	0.3	304.2
Common stock issued under employee stock plans	556,022	—	—	—	—	(1.3)	1.7	—	—	0.4
Share repurchases	(212,631)	—	—	—	—	(3.3)	—	—	—	(3.3)
Stock-based compensation	—	—	—	—	—	—	5.9	—	—	5.9
Excess tax benefit from stock-based compensation	—	—	—	—	—	—	1.0	—	—	1.0
Other comprehensive loss, net of tax	—	—	—	—	—	—	—	—	(10.5)	(10.5)
Net income	—	—	—	—	—	—	—	82.2	—	82.2

Balance at December 31, 2015	74,533,290	—	8,993,978	12,152,158	$1.0	$(6.5)	$270.6	$125.0	$(10.2)	$379.9

See accompanying notes to consolidated financial statements.

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Consolidated Statements of Cash Flows

Years ended December 31, 2015, 2014 and 2013

(In millions)

	2015	2014	2013
Cash flows from operating activities:
Net income	$82.2	$49.2	$46.8
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	40.8	28.4	15.2
Amortization of debt issuance cost and debt discount	6.7	2.8	5.9
Change in fair value of contingent consideration liability to related party	2.8	—	—
Provision for uncollectable accounts receivable	0.2	0.3	0.1
Deferred income taxes	(3.6)	1.5	4.0
Stock-based compensation	5.9	1.9	2.2
Loss on extinguishment of debt	—	13.6	—
Loss on disposal of property and equipment	—	—	0.2
Equity in earnings in EuroCCP	(1.2)	(1.1)	—
Realized gain on termination of revolving credit facility	(1.1)	—	—
Changes in assets and liabilities:
Receivables, including $10.7, $40.8 and $1.2 from related parties for the years ended December, 31, 2015, 2014 and 2013, respectively	(1.5)	(33.1)	7.1
Trading financial investments, net	6.5	—	0.5
Prepaid and other assets	(3.1)	0.1	1.3
Accounts payable and accrued liabilities, including $3.0 and $13.5 to related parties for the years ended December 31, 2015 and 2014, respectively	(29.2)	7.8	(1.7)
Section 31 fees payable	(14.7)	26.1	(14.5)
Payment of contingent consideration related to Chi-X Europe acquisition	—	—	(3.8)
Unrecognized tax benefits	(0.6)	—	—
Other liabilities	(0.6)	1.8	(0.2)

Net cash provided by operating activities	89.5	99.3	63.1
Cash flows from investing activities:
Acquisition, net of cash acquired	(360.9)	23.8	—
Purchases of available-for-sale financial investments	(157.8)	(169.4)	(88.5)
Proceeds from maturities of available-for-sale financial investments	172.0	126.2	92.6
Investment in EuroCCP	—	—	(10.3)
Changes in restricted cash	14.0	(14.0)	—
Purchases of property and equipment	(13.9)	(25.2)	(3.6)

Net cash used in investing activities	(346.6)	(58.6)	(9.8)
Cash flows from financing activities:
Distributions paid	(5.7)	(215.0)	(0.1)
Principal payments on long-term debt	(153.1)	(277.6)	(45.0)
Proceeds from long-term debt	373.8	499.9	—
Proceeds from employee stock purchase program	0.7	—	—
Debt issuance costs and additional debt discount	(16.5)	(8.3)	—
Proceeds from the exercise of stock-based compensation	0.1	—	—
Excess tax benefit (shortfall) from stock-based compensation	1.0	(0.1)	—
Purchases of treasury stock	(3.6)	(1.1)	(1.6)

Net cash provided by (used in) financing activities	196.7	(2.2)	(46.7)
Effect of foreign currency exchange rate changes on cash and cash equivalents	13.3	(3.5)	(1.9)

(Decrease) increase in cash and cash equivalents	(47.1)	35.0	4.7
Cash and cash equivalents:
Beginning of year	122.2	87.2	82.5

End of year	$75.1	$122.2	$87.2

Supplemental disclosure of cash paid:
Cash paid for income taxes, net of refunds	$48.5	$42.7	$28.9
Cash paid for interest	39.2	24.1	20.1
Supplemental disclosure of noncash transactions:
Forfeiture of common stock for payment of exercise of stock options	$0.9	$0.8	$0.8
Distribution payable on unvested restricted stock	—	1.4	—
Distribution declared	—	4.8	—
Supplemental disclosure of noncash investing activities:
Property and equipment acquired	$0.3	$10.4	$—
Goodwill acquired	308.2	253.5	—
Intangible assets acquired	111.0	120.4	—
Other assets acquired	5.2	66.1	—
Liabilities assumed	(63.8)	(129.7)	—
Issuance of common stock related to acquisition	—	(344.5)	—

See accompanying notes to consolidated financial statements.

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015, 2014 and 2013

(1) Nature of Operations

        Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and its consolidated subsidiaries (the Company or Bats) is a global financial technology company that provides trade execution, market data, trade reporting, connectivity and risk management solutions to brokers, market makers, asset managers and other market participants, ultimately benefiting retail and institutional investors across multiple asset classes. The Company's asset classes comprise listed cash equity securities in the United States (U.S.) and Europe, listed equity options in the United States, and institutional spot foreign currency (FX) globally. The Company is headquartered in the Kansas City, Missouri, area with additional offices in New York, New York, Chicago, Illinois and London, United Kingdom (U.K.) and Singapore.

        In the United States, the Company operates four national securities exchanges, Bats BZX Exchange, Inc. (formerly known as BATS Exchange, Inc.) (BZX), Bats BYX Exchange, Inc. (formerly known as BATS Y-Exchange, Inc.) (BYX), Bats EDGX Exchange, Inc. (formerly known as EDGX Exchange, Inc.) (EDGX) and Bats EDGA Exchange, Inc. (formerly known as EDGA Exchange, Inc.) (EDGA). All trade listed cash equity securities and exchange-traded products (ETPs), such as exchange-traded funds (ETFs), but each target different market segments by offering different pricing alternatives. BZX and EDGX also operate markets for trading listed equity options and the Company lists ETPs on BZX. The Company operates a broker-dealer, Bats Trading, Inc. (formerly known as BATS Trading, Inc.) (Trading), that provides routed transaction services for listed cash equity securities and equity options on BZX, BYX, EDGX and EDGA.

        In Europe, the Company's Recognised Investment Exchange (RIE), Bats Trading Limited (BTL), offers trading in listed cash equity securities across 23 European indices and 15 major European markets. In addition, BTL also lists ETPs. Chi-X Europe Limited (Chi-X Europe) provides routed transaction services for listed cash equities within the European market. BTL and Chi-X Europe combined are referred to as Bats Europe.

        Globally, the Company serves the FX market, the world's largest asset class, with its Hotspot platform. Hotspot provides institutional spot FX services through electronic marketplaces in New York and London where buyers and sellers worldwide can trade directly and anonymously with each other.

(2) Summary of Significant Accounting Policies

(a)
Principles of Accounting

        The Company follows accounting standards established by the Financial Accounting Standards Board (FASB) to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States. (GAAP) in these footnotes are to the FASB Accounting Standards Codification (ASC or Codification).

(b)
Basis of Presentation

        The accompanying financial statements are presented on a consolidated basis to include the accounts and transactions of Bats Global Markets, Inc. and its wholly owned subsidiaries and all significant intercompany accounts and transactions have been eliminated. Certain prior period amounts have been reclassified to conform to current period presentation. As of December 31, 2015, the Company changed its name from BATS Global Markets, Inc. to Bats Global Markets, Inc.

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(2) Summary of Significant Accounting Policies (Continued)

        In the first quarter of 2016, the Company adopted Accounting Standards Update (ASU) 2015-03, Interest—Imputation of Interest, which simplified the presentation of debt issuance cost by changing the classification of debt issuance cost from an asset to a contra-liability directly deducted from the face amount of the debt to which it relates. The consolidated financial statements and notes to the consolidated financial statements presented have conformed to this new classification, which resulted in a $9.9 million reclassification from total assets to total liabilities as of December 31, 2015 and $6.5 million as of December 31, 2014.

        In the first quarter of 2016, the Company adopted ASU 2015-17, Income Taxes—Balance Sheet Classification of Deferred Taxes. Deferred tax liabilities and assets are now classified as noncurrent on the consolidated statements of financial condition. All periods presented have conformed to this new classification, which resulted in a $0.6 million reclassification from current deferred tax assets to deferred income taxes, net as of December 31, 2015 and $0.6 million from current deferred tax liabilities to deferred tax liabilities as of December 31, 2014.

Initial Public Offering and Stock Split

        On April 20, 2016, in connection with the closing of the Company's initial public offering (IPO) in which certain selling stockholders of the Company sold 15,295,000 shares of existing common stock at a public offering price of $19.00 per share, the company effected a stock split at a ratio of 1-for-2.91 of each share of the Company's outstanding common stock, after giving effect to the reclassification of each share of Class A non-voting common stock to voting common stock and Class B non-voting common stock to non-voting common stock. All references to shares and per-share data in the Company's consolidated financial statements and notes to the consolidated financial statements have been adjusted to reflect the stock split on a retroactive basis.

Related Parties

        Prior to the company's IPO in April 2016, the Company had historically voluntarily disclosed transactions with all stockholders irrespective of beneficial ownership. The consolidated financial statements and notes to the consolidated financial statements herein reflect related party transactions with only "related persons," as defined by U.S. GAAP and Item 404 of Regulation S-K under the Securities and Exchange Act (the Exchange Act).

(c)
Use of Estimates

        The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. Material estimates that are particularly susceptible to significant change in the near term include the receivable for market data fees, the valuation of goodwill and unrecognized tax benefits.

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(2) Summary of Significant Accounting Policies (Continued)

(d)
Cash and Cash Equivalents

        The Company's cash and cash equivalents are exposed to concentrations of credit risk. The Company maintains cash at various financial institutions and brokerage firms which, at times, may be in excess of the federal depository insurance limit. The Company's management regularly monitors these institutions and believes that the potential for future loss is remote. The Company considers all liquid investments with original or acquired maturities of three months or less to be cash equivalents.

(e)
Restricted Cash

        The Company classifies cash not available for immediate use due to regulatory and other requirements as restricted cash, and presents it separately on the consolidated statements of financial condition.

(f)
Financial Investments

        Financial investments are classified as trading or available-for-sale.

        Trading financial investments represent financial investments held by the broker-dealer subsidiaries that retain the industry-specific accounting classification required for broker-dealers. These investments are recorded at fair value with unrealized gains and losses reflected within interest expense, net in the consolidated statements of income.

        Available-for-sale financial investments are comprised of the financial investments not held by the broker-dealer subsidiaries. Unrealized gains and losses, net of income taxes, are included as a component of accumulated other comprehensive (loss) income in the accompanying consolidated statements of financial condition.

        Interest on financial investments, including amortization of premiums and accretion of discounts, is recognized as income when earned. Realized gains and losses on financial investments are calculated using the specific identification method and are included in interest expense, net in the accompanying consolidated statements of income.

        A decline in the market value of any available-for-sale investment below carrying amount that is deemed to be other-than-temporary results in an impairment to reduce the carrying amount to realizable value. To determine whether an impairment is other-than-temporary, the Company considers all available information relevant to the collectability of the investment, including past events, current conditions, and reasonable and supportable forecasts when developing estimate of cash flows expected to be collected. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry in which the investee operates.

(g)
Accounts Receivable, Net

        Accounts receivable are concentrated with the Company's member firms and market data distributors and are carried at cost. On a periodic basis, management evaluates the Company's receivables and determines an appropriate allowance for uncollectible accounts receivable based on anticipated collections. In circumstances where a specific customer's inability to meet its financial

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(2) Summary of Significant Accounting Policies (Continued)

obligations is probable, the Company records a specific provision for uncollectible accounts against amounts due to reduce the receivable to the amount the Company estimates will be collected. Once the Company determines an allowance for an uncollectible account is necessary, interest on the receivable ceases to be accrued. See note 7 for allowance for doubtful accounts activity.

(h)
Property and Equipment, Net

        Property and equipment, net is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated lives of the assets, generally ranging from three to seven years. Expenditures for repairs and maintenance are charged to expense as incurred. Depreciation of leasehold improvements is calculated using the straight-line method over the shorter of the related lease term or the estimated useful life of the assets.

        Long-lived assets to be held and used are reviewed to determine whether any events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. The Company bases this evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If such impairment indicators are present that would indicate that the carrying amount of any asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flow analysis of the asset at the lowest level for which identifiable cash flows exist. In the event of impairment, the Company recognizes a loss for the difference between the carrying amount and the estimated value of the asset as measured using quoted market prices or, in the absence of quoted market prices, a discounted cash flow analysis.

        The Company accounts for software development costs under ASC Topic 350, Intangibles—Goodwill and Other. The Company expenses software development costs as incurred during the preliminary project stage, while capitalizing costs incurred during the application development stage, which includes design, coding, installation and testing activities.

(i)
Goodwill and Intangible Assets, Net

        Goodwill represents the excess of purchase price over the value assigned to the net tangible and identifiable intangible assets of a business acquired. Goodwill is allocated to the Company's reporting units based on the assignment of the fair values of each reporting unit of the acquired company. The Company tests goodwill for impairment at the reporting unit level annually, or in interim periods if certain events occur indicating that the carrying value may be impaired. The impairment test is performed during the fourth quarter using December 1st carrying values, and if the fair value of the reporting unit is found to be less than the carrying value, an impairment loss is recorded. The Company completed its annual goodwill impairment test in the fourth quarter of 2015 and determined that no impairment existed.

        Intangible assets, net, primarily include acquired trademarks and trade names, customer relationships, strategic alliance agreements, licenses and registrations and non-compete agreements. Intangible assets with finite lives are amortized based on the discounted cash flow method applied over the estimated useful lives of the intangible assets.

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(2) Summary of Significant Accounting Policies (Continued)

        Intangible assets deemed to have indefinite useful lives are not amortized, but instead are tested for impairment at least annually, usually concurrently with goodwill. Impairment exists if the fair value of the asset is less than the carrying amount, and in that case, an impairment loss is recorded. The Company has performed the required intangible assets impairment tests and the determined that the strategic alliance intangible asset was impaired as of December 31, 2013. The value of the asset was written off to impairment of assets in the consolidated statements of income.

(j)
Foreign Currency

        The financial statements of foreign subsidiaries where the functional currency is not the U.S. dollar are translated into U.S. dollars using the exchange rate in effect as of each statement of financial condition date. Statements of income and cash flow amounts are translated using the average exchange rate during the period. The cumulative effects of translating the statement of financial condition accounts from the functional currency into the U.S. dollar at the applicable exchange rates are included in accumulated other comprehensive (loss) income, net in the statements of financial condition. Foreign currency gains and losses are recorded as other income (expense), net in the consolidated statements of income. The Company's operations in the United Kingdom and Singapore are recorded in Pounds sterling and Singapore dollars, respectively.

(k)
Income Taxes

        Deferred taxes are recorded on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

        The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the consolidated financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for uncertain tax positions. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the consolidated statements of income.

(l)
Revenue Recognition

Transaction Fees and Liquidity Payments

        Under the Company's "maker-taker" pricing model on BZX, EDGX and the Company's RIE, a member posting an order (the liquidity maker) is paid a rebate (recorded in liquidity payments) for an execution occurring against that order, and a member executing against an order resting on the Company's book (the liquidity taker) is charged a fee (recorded in transaction fees). As a result, transaction fees consist of "taker" fees and routing fee revenues charged on securities that are routed to another market center. Transaction fees and liquidity payments are considered earned and incurred

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(2) Summary of Significant Accounting Policies (Continued)

upon execution of a trade and are recognized on a trade-date basis and recorded on a gross basis in revenues and cost of revenues.

        Under the Company's "taker-maker" pricing model on BYX and EDGA, a liquidity taker is paid a rebate (recorded in liquidity payments) for an execution occurring against that order and a liquidity maker is charged a fee (recorded in transaction fees) for posting such an order. Transaction fees and liquidity payments are considered earned and incurred upon execution of a trade and are recognized on a trade-date basis and recorded on a gross basis in revenues and cost of revenues.

        On the Company's FX platform, the customer is charged a transaction fee regardless of whether it is adding or removing liquidity from the market.

Market Data Fees

        Market data fees are earned from U.S. tape plans, including the Unlisted Trading Privileges Plan (UTP), the Consolidated Tape Association Plan (CTA), and the Options Price Reporting Authority, LLC (OPRA), and also proprietary market data products. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by Securities and Exchange Commission (SEC) Regulation NMS that takes into account both trading and quoting activity. Fees from the CTA and UTP are estimated and recognized on a monthly basis and received approximately 45 days after quarter end. Market data fees from OPRA are allocated based upon the share of total options transactions cleared for each of the OPRA members. Fees from OPRA are estimated and recognized on a monthly basis and received approximately 30 days after quarter end. The Company also charges data subscribers directly for proprietary market data in its U.S. Equities and European Equities segments. The proprietary market data fees are recognized monthly, as the subscription fees are earned.

Regulatory Transaction and Section 31 Fees

        BZX, BYX, EDGX and EDGA, as U.S. exchanges, are assessed Section 31 fees pursuant to the Securities Exchange Act of 1934 (Exchange Act). Section 31 fees are assessed on the notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. These fees are paid directly to the SEC by the four exchanges. The exchanges, in turn, collect regulatory transaction fees that are designed to equal to the Section 31 fees from their members. The Company acts as the principal versus an agent on these transactions, and therefore these transactions are reported gross in the consolidated statements of income. BZX, BYX, EDGX and EDGA collect the regulatory transaction fees as a pass-through charge from members executing eligible trades and recognize these amounts in revenues, and the related Section 31 fees in cost of revenues as incurred on a settlement-date basis. Regulatory transaction fees received are included in cash and cash equivalents and financial investments in the consolidated statements of financial condition at the time of receipt. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the consolidated statements of financial condition until paid. Because the Company holds the funds received until payment is remitted to the SEC, the Company earns interest on the related balances.

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(2) Summary of Significant Accounting Policies (Continued)

Port Fees

        Port fees are generated primarily from connectivity services related to each of the electronic markets. Port fees are recognized on a monthly basis.

Concentrations of Revenue and Liquidity Payments

        For the years ended December 31, 2015, 2014 and 2013, one member accounted for 11%, 12% and 10%, respectively, of the Company's transaction fees. For the years ended December 31, 2015, 2014 and 2013, approximately 5%, 9% and 12%, respectively, of total liquidity payments each year were paid to one member, substantially all of which is recorded in the U.S. Equities segment. No other members accounted for more than 10% of the Company's transaction fees or liquidity payments during the years ended December 31, 2015, 2014 and 2013, and no member accounted for more than 10% of the Company's total revenue during the years ended December 31, 2015, 2014 and 2013.

        No member is contractually or otherwise obligated to continue to use the Company's services. The loss of, or a significant reduction of, participation by these members may have a material adverse effect on the Company's business, financial position, results of operations and cash flows.

(m)
Earnings Per Share

        The Company presents both basic and diluted earnings per share. Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the sum of the weighted average number of common shares and dilutive common share equivalents outstanding.

(n)
Stock-Based Compensation

        The Company grants stock-based compensation to its employees through awards of stock options and restricted stock. The Company records stock-based compensation expense for all stock-based compensation granted based on the grant-date fair value. The Company recognizes compensation expense related to stock-based compensation awards with graded vesting that have a service condition on a straight-line basis over the requisite service period of the entire award.

        The amount of stock-based compensation expense related to awards of restricted stock is based on the fair value of Bats Global Markets, Inc. common stock at the date of grant. The fair value is based on a current market-based transaction of the Company's common stock. If a market-based transaction of the Company's common stock is not available, then the fair value is based on an independent third-party valuation using equal weighting of two valuation analysis techniques, discounted cash flows and valuation multiples observed from publicly traded companies in a similar industry.

        The amount of future stock-based compensation expense related to awards of stock options is based on the Black-Scholes valuation model. Assumptions used to estimate the grant-date fair value of stock options are determined as follows:

  •
  Expected term is determined using the simplified method, using the average between the contractual term and vesting period of the award. The simplified method was used due to the lack of historical information;

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(2) Summary of Significant Accounting Policies (Continued)

  •
  Expected volatility of award grants made under the Company's plan is measured using the weighted average of historical daily changes in the market price of the common stock of comparable public companies over the period equal to the expected term of the award or a minimum of two years if comparable public company historical market prices are not available for the entire expected term;

  •
  Expected dividend rate is determined based on expected dividends to be declared;

  •
  Risk-free interest rate is equivalent to the implied yield on zero-coupon U.S. Treasury bonds with a maturity equal to the expected term of the awards; and

  •
  Forfeitures are based on the history of cancellations of awards granted and management's analysis of potential forfeitures.

(o)
Business Combinations

        The Company accounts for business combinations in accordance with ASC Topic 805, Business Combinations, which requires identifiable assets, liabilities and goodwill acquired in a business combination to be recorded at fair value at the acquisition date. Additionally, ASC Topic 805 requires transaction-related costs to be expensed in the period incurred.

(p)
Debt Issuance Costs

        The Company accounts for debt issuance cost in accordance with ASC Topic 470, Debt, and ASU 2015 -03, Interest—Imputation of Interest, which requires that all costs incurred to issue debt be capitalized as a contra-liability and amortized over the life of the loan using the interest method.

(q)
Equity Method Investment

        In general, the equity method of accounting is used when the Company owns 20% to 50% of the outstanding voting stock of a company and when it is able to exercise significant influence over the operating and financial policies of a company. The Company has an investment where it has significant influence and as such accounts for the investments under the equity method of accounting. The Company records the pro-rata share of earnings or losses each period and records any dividends received as a reduction in the investment balance. The equity method investment is evaluated for other-than-temporary declines in value by considering a variety of factors such as the earnings capacity of the investment and the fair value of the investment compared to its carrying amount. If the estimated fair value of the investment is less than the carrying amount and the decline in value is considered to be other than temporary, the excess of the carrying amount over the estimated fair value is recognized in the financial statements as an impairment.

(3) Recent Accounting Pronouncements

        In May 2014, the FASB issued Accounting Standards Update, or ASU, 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition guidance in ASC 605, Revenue Recognition. The new revenue recognition standard sets forth a five-step revenue recognition model to determine when and how revenue is recognized. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration it expects to receive in exchange for those goods or services. The

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(3) Recent Accounting Pronouncements (Continued)

standard also requires more detailed disclosures. The standard provides alternative methods of initial adoption and is effective for the Company on January 1, 2017. Early adoption is not permitted. In August 2015, the FASB issued ASU 2015-14, which deferred the effective date of ASU 2014-09 to January 1, 2018. The Company is currently assessing the impact that this standard will have on the consolidated financial statements.

        In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810). The ASU modifies the way a reporting entity evaluates whether or not it must consolidate certain legal entities into its consolidated financial statements. The standard is effective for the Company on January 1, 2016. Early adoption is permitted, however the Company will implement with the consolidated financial statements for the year ended December 31, 2016 The ASU will have no impact to the consolidated financial statements.

        In September 2015, the FASB issued ASU 2015-16, Business Combinations (Topic 805). This standard simplifies the accounting for adjustments made to provisional amounts recognized in a business combination. First, it requires that the acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amount is determined. The acquirer also should record, in the same period's financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. The amendments should be applied prospectively to adjustments to provisional amounts that are identified after December 15, 2015 and that are within the measurement period. Upon transition, an entity would be required to disclose the nature of, and reason for, the change in accounting principle. An entity would provide that disclosure in the first annual period of adoption and in the interim periods within the first annual period. This ASU will have no impact on the consolidated financial statements.

        In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10). This standard primarily affects the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, the FASB clarified guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. Under this ASU, unrecognized gains and losses from available-for-sale securities will be recognized through net income. This ASU is effective for the Company on January 1, 2018. Adoption will not have a material effect on the consolidated financial statements.

        In February 2016, the FASB issued ASU 2016-02, Leases, (Topic 842). The ASU will require organizations that lease assets—referred to as "lessees"—to recognize on the consolidated statement of financial condition the assets and liabilities for the rights and obligations created by those leases. The ASU is effective for the Company beginning on January 1, 2019. The Company is still evaluating the effect of this ASU on the consolidated financial statements.

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(4) Acquisitions and Recapitalization

Direct Edge

        On January 31, 2014 (the Direct Edge Acquisition Date), the Company acquired 100% of the outstanding common stock of Direct Edge Holdings LLC (Direct Edge) (the Direct Edge Transaction). The Direct Edge Transaction is intended to combine operations to increase market share for the U.S. Equities segment. In conjunction with the Direct Edge Transaction, the Company recapitalized its voting and non-voting common stock into a newly formed parent entity, and one legacy Direct Edge member was issued solely Class A non-voting shares of the new parent entity and, at their request, certain other legacy Bats stockholders and Direct Edge members were issued voting shares and Class B non-voting shares of the new parent entity. All other legacy Bats stockholders and Direct Edge members were issued voting shares in the new parent entity.

        The results of Direct Edge's operations have been included in the consolidated financial statements since the Direct Edge Acquisition Date.

        The acquisition-date fair value of the consideration transferred totaled $386.2 million, which consisted of the following (in millions):

Fair value of consideration transferred:
Cash	$12.5
Fair value of share outlay	344.5
Change in control payments	29.2

Total purchase price	$386.2

        The Company issued 28.5 million shares of common stock valued at $12.08 per share. The fair value was based on a third-party valuation that used a discounted cash flow model and valuation multiples observed of publicly traded companies in a similar industry.

        The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the Direct Edge Acquisition Date (in millions):

Cash and cash equivalents	$65.5
Other current assets	66.1
Property and equipment	10.4
Identifiable intangible assets	120.4
Goodwill	253.5
Accounts payable and accrued expenses	(53.4)
Section 31 fees payable	(44.8)
Deferred income taxes	(9.4)
Unrecognized tax benefits	(0.6)
Other liabilities	(21.5)

$386.2

        Of the identifiable intangible assets recognized, $71.9 million was assigned to licenses and registrations and has an indefinite useful life. Therefore, this intangible asset will not be amortized, but

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(4) Acquisitions and Recapitalization (Continued)

its impairment will be evaluated at least annually. The remaining intangible assets will be amortized over the following useful lives:

Assets	Useful life	Balance at acquisition date (in millions)
Customer relationships	16 years	$43.0
Non-compete agreements	2 years	3.9
Trademarks/trade names	1 year	1.6

        The goodwill acquired was assigned to the U.S. Equities segment, as further described in note 9. The goodwill recognized is attributable primarily to expected synergies of the combined workforce and technologies of Bats and Direct Edge. No goodwill was deductible for tax purposes.

        The fair value of accounts receivable acquired was $27.5 million. The gross amount of accounts receivable was $27.6 million, of which $0.1 million was deemed to be uncollectable.

        The Company recognized $18.5 million and $4.4 million of Direct Edge acquisition-related costs expensed during the years ended December 31, 2014 and 2013, respectively. These costs are included in compensation and benefits and professional and contract services in the consolidated statements of income.

        The amounts of revenue and operating income of Direct Edge are included in the Company's consolidated statements of income from the Direct Edge Acquisition Date to the period ending December 31, 2014 are as follows (in millions):

Revenue	$529.4
Operating income	10.4
Net income	16.8

        The following unaudited pro forma financial information presents the combined results of the Company and Direct Edge had the acquisition date been January 1, 2013 (in millions):

	Fiscal Year ended December 31,
	2014	2013
Revenue	$1,509.1	$1,415.4
Operating income	132.6	132.3
Net income	67.4	62.0
Earnings per share:
Basic	$0.73	$0.67
Diluted	0.73	0.67

        The supplemental 2014 and 2013 pro forma amounts have been calculated after applying the Company's accounting policies and adjusting the results to reflect the additional depreciation and amortization that would have been charged assuming the adjusted fair values of property and equipment and acquired intangible assets had been applied on January 1, 2013. The supplemental 2014

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(4) Acquisitions and Recapitalization (Continued)

and 2013 pro forma financial information includes pro forma adjustments of $44.3 million and $4.4 million, respectively, for acquisition related costs, such as fees to investment bankers, attorneys, accountants and other professional advisors and severance to employees.

Hotspot

        On March 13, 2015 (the Hotspot Acquisition Date), the Company completed the acquisition of Hotspot FX Holdings LLC (Hotspot) (the Hotspot Transaction) from a related party for $365 million in cash and a contingent consideration liability estimated at $62.6 million. This acquisition represents further expansion into non-equity trading businesses for the Company.

        The results of Hotspot's operations have been included in the consolidated financial statements since the Hotspot Acquisition Date and were included in the Global FX segment. The Company elected to push down the purchase accounting of Hotspot to the lowest operating entity within that segment.

        The acquisition-date fair value of the consideration transferred totaled $430.1 million, which consisted of the following (in millions):

Cash	$365.0
Contingent consideration liability	62.6
Working capital payment	2.5

Total purchase price	$430.1

        The contingent consideration liability represents a tax sharing arrangement with the seller for payment of 70% of the tax benefit from the amortization resulting from the Hotspot Transaction for the first three years after the Hotspot Acquisition Date and 50% of the tax benefit for the remaining twelve years. For a 30 day period after the third anniversary of the Hotspot Acquisition Date, the Company and the seller have the option to settle the remaining liability for $50.0 million. If neither the Company nor the former owner exercises such option, the payments will continue through 2030. The payments are contingent on the Company generating sufficient taxable net income to pay such tax benefits to the former owner. The estimated undiscounted outcomes of all future payments are in the range of $70.0 million to $91.9 million.

        The fair value of the contingent consideration liability at the Hotspot Acquisition Date was estimated using a probability-weighted discounted cash flow method, represents a Level 3 measurement as defined in ASC Topic 820, and changes in fair value are recorded in operating expenses in the statements of income.

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(4) Acquisitions and Recapitalization (Continued)

        The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the Hotspot Acquisition Date (in millions):

Cash and cash equivalents	$6.6
Other current assets	5.2
Property and equipment	0.3
Identifiable intangible assets	111.0
Goodwill	308.2
Liabilities	(1.2)

$430.1

        Of the identifiable intangible assets recognized, $15.3 million was assigned to trademark/trade name and has an indefinite useful life. Therefore, this intangible asset will not be amortized, but its impairment will be evaluated at least annually. The remaining intangible assets will be amortized over the following useful lives:

Assets	Useful life	Balance at acquisition date (in millions)
Customer relationships	18 years	$81.2
Technology	6 years	12.6
Non-compete agreements	1 year	1.9

        The goodwill acquired was assigned to the Global FX segment, as further described in note 9. The goodwill recognized is attributable primarily to expected synergies of the combined workforce and technologies of Bats and Hotspot. Goodwill deductible for tax purposes is $247.9 million.

        The fair value of accounts receivable acquired was $5.2 million. The gross amount of accounts receivable was $5.3 million, of which $0.1 million was deemed to be uncollectable.

        The Company recognized $7.4 million of Hotspot acquisition-related costs expensed during the year ended December 31, 2015. These costs are included in compensation and benefits, professional and contract services, and change in fair value of contingent consideration liability to related party in the consolidated statements of income.

        The amounts of revenue and operating income of Hotspot are included in the Company's consolidated statements of income from the Hotspot Acquisition Date to the year ended December 31, 2015 are as follows (in millions):

Revenue	$37.9
Operating loss	(2.0)
Net loss	(2.2)

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(4) Acquisitions and Recapitalization (Continued)

        The following unaudited pro forma financial information presents the combined results including Hotspot had the acquisition date been January 1, 2014 (in millions, except earnings per share):

	Fiscal Year ended December 31,
	2015	2014
Revenue	$1,787.8	$1,504.5
Operating income	187.0	118.0
Net income	83.3	35.5
Earnings per share:
Basic	$0.88	$0.38
Diluted	0.88	0.38

        The supplemental 2015 and 2014 pro forma amounts have been calculated after applying the Company's accounting policies and adjusting the results to reflect the additional depreciation and amortization that would have been charged assuming the adjusted fair values of property and equipment and acquired intangible assets had been applied on January 1, 2014. The supplemental 2015 pro forma financial information includes pro forma adjustments of $0.8 million for Hotspot acquisition-related costs, such as fees to investment bankers, attorneys, accountants and other professional advisors and severance to employees.

(5) Severance

        Subsequent to the Direct Edge Transaction, the Company determined that certain Direct Edge employees' positions were redundant. As such, the Company communicated employee termination benefits to these Direct Edge employees. Certain employees were terminated in 2014, while others were terminated in the first quarter of 2015.

        The following is a summary of the employee termination benefits recognized within compensation and benefits in the consolidated statements of income (in millions):

U.S. Equities
Balance at December 31, 2013	$—
Termination benefits accrued	16.7
Termination payments made	(4.2)

Balance at December 31, 2014	$12.5
Termination benefits accrued	0.7
Termination payments made	(12.6)

Balance at December 31, 2015	$0.6

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(6) Investments

Financial Investments

        The Company's financial investments with original or acquired maturities longer than three months, but that mature in less than one year from the statement of financial condition date are classified as current assets and are summarized as follows (in millions):

	December 31, 2015
	Cost basis	Unrealized gains	Unrealized losses	Fair value
Available-for-sale:
U.S. Treasury securities	$47.2	$—	$—	$47.2

Total financial investments	$47.2	$—	$—	$47.2

	December 31, 2014
	Cost basis	Unrealized gains	Unrealized losses	Fair value
Available-for-sale:
U.S. Treasury securities	$61.4	$—	$—	$61.4

Total financial investments	$61.4	$—	$—	$61.4

Equity Method Investment

        In 2013, the Company acquired a 25% ownership interest in the European Multilateral Clearing Facility, N.V. (EMCF) for $10.3 million. In January 2014, EMCF changed its name to European Central Counterparty N.V. (EuroCCP). This investment is recorded as an equity method investment in the European Equities segment, as the Company shares in the proportionate results of the entity and has significant influence over the entity, but does not control the entity. This investment is recorded at $11.4 million and $10.8 million at December 31, 2015 and 2014, respectively.

(7) Allowance for Doubtful Accounts

        Allowance for doubtful accounts consisted of the following for the years ended December 31, 2015, 2014 and 2013 (in millions):

	2015	2014	2013
Balance at beginning of period	$0.3	$0.3	$0.4
Additions:
Charges to income, included in general and administrative expenses	0.2	0.3	—
Deductions:
Charges for which reserves were provided	(0.1)	(0.3)	(0.1)

Balance at end of period	$0.4	$0.3	$0.3

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(8) Property and Equipment, Net

        Property and equipment consisted of the following as of December 31, 2015 and 2014 (in millions):

	2015	2014
Computer equipment and software	$74.1	$66.2
Office furniture and fixtures	2.2	1.9
Leasehold improvements	8.8	9.9

Total property and equipment	85.1	78.0
Less accumulated depreciation	(55.5)	(49.0)

Property and equipment, net	$29.6	$29.0

        Depreciation expense was $13.9 million, $18.1 million and $9.3 million for the years ended December 31, 2015, 2014 and 2013, respectively.

(9) Goodwill and Intangible Assets, Net

        The following table presents the details of goodwill by segment (in millions):

	U.S. Equities	European Equities	Global FX	Total
Balance as of December 31, 2013	$—	$198.0	$—	$198.0
Acquisition of goodwill	253.5	—	—	253.5
Changes in foreign currency exchange rates	—	(9.8)	—	(9.8)

Balance as of December 31, 2014	253.5	188.2	—	441.7
Acquisition of goodwill	—	—	308.2	308.2
Changes in foreign currency exchange rates	—	(8.6)	—	(8.6)

Balance as of December 31, 2015	$253.5	$179.6	$308.2	$741.3

        The following table presents the details of the intangible assets (in millions):

	U.S. Equities	European Equities	Global FX	Corporate and Other	Total
Balance as of December 31, 2013	$—	$48.8	$—	$0.2	$49.0
Acquisition of intangible assets	120.4	—	—	—	120.4
Amortization	(5.3)	(5.0)	—	—	(10.3)
Changes in foreign currency exchange rates	—	(2.6)	—	—	(2.6)

Balance as of December 31, 2014	115.1	41.2	—	0.2	156.5
Acquisition of intangible assets	—	—	111.0	—	111.0
Amortization	(8.5)	(7.0)	(11.4)	—	(26.9)
Changes in foreign currency exchange rates	—	(1.6)	—	—	(1.6)

Balance as of December 31, 2015	$106.6	$32.6	$99.6	$0.2	$239.0

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(9) Goodwill and Intangible Assets, Net (Continued)

        For the years ended December 31, 2015, 2014 and 2013, amortization expense was $26.9 million, $10.3 million and $5.9 million, respectively. The estimated future amortization expense is $27.5 million for 2016, $23.9 million for 2017, $19.8 million for 2018, $16.3 million for 2019 and $13.3 million for 2020.

        The following table presents the categories of intangible assets at December 31, 2015 and 2014 (in millions):

	December 31, 2015				December 31, 2014
									Weighted Average Amortization Period
	U.S. Equities	European Equities	Global FX	Corporate and Other	U.S. Equities	European Equities	Global FX	Corporate and Other
Trademarks and trade names	$1.6	$0.6	$15.3	$—	$1.6	$0.6	$—	$—	indefinite
Customer relationships	43.0	43.0	81.2	—	43.0	45.0	—	—	18.6
Noncompete agreements	3.9	—	1.9	—	3.9	—	—	—	0.7
Trading registrations and licenses	71.9	10.3	—	—	71.9	10.8	—	—	indefinite
Technology	—	—	12.6	—	—	—	—	—	6.0
Domain names	—	—	—	0.2	—	—	—	0.2	indefinite
Accumulated amortization	(13.8)	(21.3)	(11.4)	—	(5.3)	(15.2)	—	—

	$106.6	$32.6	$99.6	$0.2	$115.1	$41.2	$—	$0.2

        The trading registrations and licenses of $82.2 million in U.S. Equities and European Equities segments, the Trademark intangible asset of $15.3 million in the Global FX segment and the domain name intangible asset of $0.2 million in the Corporate and Other segment and are not subject to amortization.

        In the fourth quarter 2013, the Company recorded an intangible asset impairment charge totaling $3.5 million related to the strategic alliance agreements acquired through the 2011 acquisition of Chi-X Europe. The Company has determined the carrying amount of the intangible is not recoverable and exceeded its fair value. The fair value of the strategic alliance was determined using the estimated cash flows from the strategic alliance. This charge was recorded in impairment of assets in the consolidated statements of income and attributed to the European Equities segment.

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(10) Accounts Payable and Accrued Liabilities

        Accounts payable and accrued liabilities consisted of the following as of December 31, 2015 and 2014 (in millions):

	2015	2014
Accounts payable	$42.9	$38.9
Deferred income	1.5	1.8
Dividends payable	0.5	5.5
Accrued expenses	27.4	20.6
Accrued termination benefits	0.6	12.5
Other liabilities	—	21.8

Accounts payable and accrued liabilities	$72.9	$101.1

(11) Debt

        On December 19, 2012, the Company entered into (i) a term loan agreement in the amount of $300 million and (ii) revolving loans not to exceed $50 million (the '2012 Loan'). The proceeds received from the term loan were used by the Company to pay a $298.9 million dividend, or $13.20 per share, to all shareholders of Bats Global Markets, Inc. common stock during the fourth quarter 2012. The term of the loan was six years ending on December 19, 2018 with a variable interest rate based on 1-month London Interbank Offered Rate (LIBOR) (with a floor of 125 basis points) plus a spread of 575 basis points. The original issue discount was $12.5 million, or approximately 4.2%. The revolving loans had similar interest rates and a three-year term, ending on December 19, 2015. The Company incurred $7.1 million of debt issuance costs, which was capitalized and was being amortized over the term of the loans.

        Upon consummation of the acquisition of Direct Edge on January 31, 2014, the Company entered into (i) a term loan agreement in the amount of $470 million and (ii) revolving loans not to exceed $100 million (the 2014 Loan). The proceeds received from the 2014 Loan were used by the Company to extinguish the 2012 Loan, pay a dividend to the shareholders and for other corporate purposes. The 2012 Loan, related debt issuance costs and debt discount were extinguished resulting in a loss of $13.6 million that was recorded in non-operating expense on the consolidated statement of income. The term of the 2014 Loan is six years ending on January 31, 2020 with variable interest rate based on 1-month LIBOR (with floor of 100 basis points) plus a spread of 400 basis points (375 if leverage ratio falls below 2.25). The original issue discount was $1.2 million, or approximately 0.25%. The revolving loans have an interest rate of LIBOR plus 350 basis points and a three-year term, ending on January 31, 2017. The fee on the undrawn portion of the revolver is 0.5%. Principal payments on outstanding balances are made on a quarterly basis. The Company incurred $8.3 million of debt issuance costs, which was capitalized and is being amortized over the term of the loans.

        Upon consummation of the Hotspot Acquisition, the Company amended its 2014 loan (the Amended 2014 Loan). The Amended 2014 Loan increased the spread on the variable interest rate from 400 basis points to 475 basis points and required a 25 basis point amendment fee. The required annual amortization also increased from 5.0% per annum to 7.5% per annum. The impact of the amended terms on the present value of cash flows was less than 10%; therefore the amendment was

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(11) Debt (Continued)

accounted for as a modification. In addition, the Company entered into a new $150 million 3-year term loan (the 2015 Term Loan B-1) and a new $228 million 5-year term loan (the 2015 Term Loan B-2), both of which were funded immediately prior to the Hotspot transaction. The 2015 Term Loan B-1 has an interest rate based on 1-month LIBOR plus a spread of 375 basis points and a 100 basis point original issue discount, or $1.5 million. The 2015 Term Loan B-2 has an interest rate based on 1-month LIBOR (with floor of 100 basis points) plus a spread of 475 basis points and a 100 basis point original issue discount, or $2.3 million. In addition, the Company entered into a new $100 million revolving credit facility with an interest rate based on 1-month LIBOR plus a spread of 350 basis points and an undrawn fee of 50 basis points, replacing the revolving credit facility under the 2014 Loan. Debt issuance costs related to the new and restructured debt were $16.5 million, of which $0.2 million was expensed immediately and $6.6 million and $9.7 million were capitalized as debt issuance costs and additional debt discount, respectively, and are being amortized over the term of the loans.

        As of December 31, 2015 and 2014, the Company's long-term debt consisted of the following (in millions):

	2015	2014
Term loan	$698.7	$447.3
Less: debt discount	(11.2)	(6.6)
Less: debt issuance cost	(9.9)	(0.8)
Revolving credit facility	—	28.0

Total debt	677.6	467.9
Less: current portion	(83.9)	(42.2)

Total long-term debt	$593.7	$425.7

        The unamortized debt discount and debt issuance cost will be amortized as part of interest expense, net through January 31, 2020, the maturity date of the term loan. The effective interest rate on the Amended 2014 term loan was 5.5% for the year ended December 31, 2015. The effective interest rate on the original 2014 term loan was 5.0% for the year ended December 31, 2014.

        The credit agreement for the Amended 2014 Loan contains customary reporting requirements, events of default and affirmative and negative covenants, including a financial covenant not to exceed a maximum leverage ratio measured each quarter through the term of the loan, as further described in the credit agreement. The financial covenant places restrictions concerning the Company's ability to declare dividends and obtain additional financing, and requires that any proceeds from the sale of assets first be used to pay down the Amended 2014 Loan. As of December 31, 2015 and 2014, the Company was in compliance with the terms of the credit arrangement for the Amended 2014 Loan.

        The Company and certain subsidiaries have guaranteed the repayment of obligations under the credit agreement and have granted pledges of the shares of certain subsidiaries along with a security interest in certain other assets of the Company and certain subsidiaries as collateral.

        As of December 31, 2015, aggregate minimum annual maturities of long-term debt are $90.7 million in 2016, $110.7 million in 2017, $101.1 million in 2018, $73.2 million in 2019 and $323.0 million in 2020. In addition to the minimum principal payments, the Company is required to pay additional principal payments based on an annual calculation of Excess Cash Flow, as defined by the Term Loan B-2.

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(11) Debt (Continued)

        Interest expense recognized on the term loans and revolving loans is included in interest expense, net in the Corporate and other segment on the consolidated statements of income, and for the year ended December 31, 2015, 2014 and 2013 it is as follows (in millions):

	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
Components of interest expense:
Contractual interest	$39.9	$24.6	$20.0
Amortization of debt discount	3.3	0.5	3.4
Amortization of debt issuance cost	3.5	2.3	2.6

Interest expense	$46.7	$27.4	$26.0

(12) Accumulated Other Comprehensive Income (Loss)

        The following represents the changes in accumulated other comprehensive income (loss) by component, before tax (in millions):

Foreign currency translation adjustment
Balance at December 31, 2013	$9.6
Other comprehensive loss	(15.0)
Tax effect on other comprehensive loss	5.7

Balance at December 31, 2014	0.3
Other comprehensive loss	(12.4)
Tax effect on other comprehensive loss	1.9

Balance at December 31, 2015	$(10.2)

(13) Fair Value Measurement

        Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

  Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of investments included in Level 1 include listed equities and listed derivatives.

  Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and fair value is determined through the use of models or other valuation methodologies. Investments that are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(13) Fair Value Measurement (Continued)

  derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

  Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the circumstances and the best information available at the time and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

Instruments Measured at Fair Value on a Recurring Basis

        The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2015 and 2014 (in millions):

	December 31, 2015
	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities:
U.S. Treasury securities	$47.2	$47.2	$—	$—
Trading securities:
U.S. Treasury securities	0.5	0.5	—	—

Total assets	$47.7	$47.7	$—	$—

Liabilities:
Contingent consideration liability to related party	$65.4	—	—	$65.4

	$65.4	$—	$—	$65.4

	December 31, 2014
	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities:
U.S. Treasury securities	$61.4	$61.4	$—	$—
Trading securities:
U.S. Treasury securities	7.0	7.0	—	—

Total assets	$68.4	$68.4	$—	$—

        The following is a description of the Company's valuation methodologies used for instruments measured at fair value on a recurring basis:

Trading and Available-for-sale securities

        Financial investments classified as trading and available-for-sale consist of U.S. Treasury securities. These securities are valued by obtaining feeds from a number of live data sources, including active market makers and inter-dealer brokers and therefore categorized as Level 1.

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(13) Fair Value Measurement (Continued)

Contingent Consideration Liability

        The Company entered into a contingent consideration arrangement with the purchase of Hotspot from a related party on March 13, 2015. The fair value of this liability at December 31, 2015 is $65.4 million. That value is based on estimates of discounted future cash payments under the tax sharing agreement, a significant unobservable input, and is considered a Level 3 measurement.

Instruments Measured at Fair Value on a Nonrecurring Basis

        Certain assets, such as goodwill and intangible assets, are measured at fair value on a non-recurring basis. For goodwill, the process involves using a discounted cash flow method to determine the fair value of each reporting unit on a stand-alone basis. That fair value is compared to the carrying amount of the reporting unit, including its recorded goodwill. Impairment is considered to have occurred if the fair value of the reporting unit is lower than the carrying amount of the reporting unit. For the intangible assets, the process also involves using a discounted cash flow method to determine the fair value of each intangible asset. Impairment is considered to have occurred if the fair value of the intangible asset is lower than the carrying amount. These measurements are considered Level 3 and these assets are recognized at fair value if they are deemed to be impaired. As of December 31, 2015 and 2014, none of these assets were required to be recorded at fair value since no impairment indicators were present.

Fair Value of Financial Instruments

        The following table presents the Company's fair value hierarchy for those financial instruments held by the Company as of December 31, 2015 and 2014 (in millions):

	December 31, 2015
	Total	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	$75.1	$75.1	$—	$—
Accounts receivable	131.0	—	131.0	—
Other receivables	5.4	—	5.4	—
Investment in EuroCCP	11.9	—	—	11.9

Total assets	$223.4	$75.1	$136.4	$11.9

Liabilities:
Accounts payable	$42.9	$—	$42.9	$—
Section 31 fees payable	93.0	—	93.0	—
Long-term debt	677.6	—	677.6	—

Total liabilities	$813.5	$—	$813.5	$—

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(13) Fair Value Measurement (Continued)

	December 31, 2014
	Total	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	$122.2	$122.2	$—	$—
Restricted cash	14.0	14.0	—	—
Accounts receivable	130.2	—	130.2	—
Other receivables	3.6	—	3.6	—
Investment in EuroCCP	10.9	—	—	10.9

Total assets	$280.9	$136.2	$133.8	$10.9

Liabilities:
Accounts payable	38.9	$—	$38.9	$—
Section 31 fees payable	107.7	—	107.7	—
Long-term debt	467.9	—	467.9	—

Total liabilities	$614.5	$—	$614.5	$—

        The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, other receivables, accounts payable and Section 31 fees payable approximate fair value due to their liquid or short-term nature.

Equity method investment

        The fair value of the EuroCCP investment at December 31, 2015 is $11.9 million. That value is based on estimates of free cash flows from the EuroCCP entity, a significant unobservable input, and is also considered a Level 3 measurement. At December 31, 2014, the carrying amount approximated fair value of $10.9 million. The primary input to the fair value measurement is a risk premium of 6.4%. Should that rate fluctuate by one percentage point, the valuation would change by approximately $2.0 million.

Long-term debt

        The carrying amount of long-term debt approximates its fair value based on traded quotes at December 31, 2015 and quoted LIBOR at December 31, 2014 and is considered a Level 2 measurement.

Information on Level 3 Financial Liabilities

        The following table sets forth a summary of changes in the fair value of the Company's level 3 financial liabilities during the year ended December 31, 2015, including a summary of unrealized

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(13) Fair Value Measurement (Continued)

(gains) losses during the period on the Company's Level 3 financial liabilities still held as of December 31, 2015.

	Level 3 Financial Assets and Financial Liabilities for the Year Ended December 31, 2015
	Balance at Beginning of Period	Realized (gains) losses during period	Unrealized (gains) losses during period	Purchases/ issuances	Settlements	Transfers in or (out) of Level 3	Balances at end of period
Liabilities
Contingent consideration liability to related party	—	2.8	—	62.6	—	—	65.4

Total Liabilities	$—	$2.8	$—	$62.6	$—	$—	$65.4

(14) Segment Reporting

        The Company operates under four reportable segments: U.S. Equities, European Equities, U.S. Options and Global FX. The Company evaluates segment performance primarily based on operating income (loss). The Company has aggregated all of its corporate costs, as well as other business ventures, within Corporate Items and Eliminations; however, professional and contract services that relate to activities of a specific segment have been allocated to that segment.

  •
  The U.S. Equities segment includes listed cash equities and exchange-traded products transaction services that occur on BZX, BYX, EDGX and EDGA. It also includes the listed cash equities and exchange-traded products routed transaction services that occur on Trading and DE Route. It also includes the listings business where ETPs are listed on BZX. The Company acquired Direct Edge on January 31, 2014. As of January 12, 2015, the Company ceased routing transactions through DE Route.

  •
  The European Equities segment includes the pan-European listed cash equities transaction services, ETFs, exchange-traded commodities and international depository receipts that occur on the RIE, BTL. It also includes the listed cash equities and exchange-traded products routed transaction services that occur on Chi-X Europe, as well as the listings business where ETPs can be listed on BTL.

  •
  The U.S. Options segment includes the listed equity options transaction services that occur on BZX and EDGX. It also includes the listed equity options routed transaction services that occur on Trading.

  •
  The Global FX segment includes institutional spot FX services that occur on the Hotspot platform. The Company acquired Hotspot on March 13, 2015.

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(14) Segment Reporting (Continued)

        Summarized financial data of the Company's reportable segments was as follows (in millions):

	U.S. Equities	European Equities	U.S. Options	Global FX	Corporate items and eliminations	Total
2015:
Revenues	$1,386.8	$117.9	$242.2	$31.8	$—	$1,778.7
Revenues less cost of revenues	259.4	67.1	26.1	31.8	—	384.4
Depreciation and amortization	18.6	8.3	1.6	12.3	—	40.8
Operating income (loss)	149.2	31.9	9.8	(6.6)	(2.0)	182.3
Total assets	475.5	267.0	21.8	440.9	101.8	1,307.0
Goodwill	253.5	179.6	—	308.2	—	741.3
Intangible assets, net	106.6	32.6	—	99.6	0.2	239.0
Debt	—	—	—	—	677.6	677.6
Purchases of property and equipment	7.0	1.3	—	5.6	—	13.9
2014:
Revenues	$1,234.5	$99.1	$124.6	$—	$—	$1,458.2
Revenues less cost of revenues	224.3	66.4	16.8	—	—	307.5
Depreciation and amortization	19.9	7.6	0.9	—	—	28.4
Operating income (loss)	83.0	30.4	8.3	—	(2.1)	119.6
Total assets	704.9	283.0	6.2	—	6.0	1,000.1
Goodwill	253.5	188.2	—	—	—	441.7
Intangible assets, net	115.1	41.2	—	—	0.2	156.5
Debt	—	—	—	—	467.9	467.9
Purchases of property and equipment	24.4	0.8	—	—	—	25.2
2013:
Revenues	$662.8	$86.4	$92.3	$—	$—	$841.5
Revenues less cost of revenues	123.9	57.6	15.3	—	—	196.8
Depreciation and amortization	4.4	9.9	0.9	—	—	15.2
Operating income (loss)	77.3	17.4	8.4	—	(1.5)	101.6
Total assets	215.8	297.2	6.8	—	(67.5)	452.3
Goodwill	—	198.0	—	—	—	198.0
Intangible assets, net	—	48.8	—	—	0.2	49.0
Debt	—	—	—	—	241.4	241.4
Purchases of property and equipment	3.3	0.2	0.1	—	—	3.6

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(14) Segment Reporting (Continued)

Geographic Data

        The following table presents revenues and long-lived assets, net by geographic area for 2015, 2014 and 2013 (in millions). Revenues are classified based upon the location of the trading venue. Long-lived assets information is based on the physical location of the assets.

	Total revenues	Long-lived assets
2015:
United States	$1,660.8	$793.5
United Kingdom	117.9	216.4

Total	$1,778.7	$1,009.9

2014:
United States	$1,359.1	$396.0
United Kingdom	99.1	231.2

Total	$1,458.2	$627.2

2013:
United States	$755.1	$8.1
United Kingdom	86.4	250.4

Total	$841.5	$258.5

(15) Employee Benefit Plan

        In 2014, the Company began offering a 401(k) retirement plan eligible to all U.S. employees not eligible for the Direct Edge 401(k) plan. The Company matches participating employee contributions dollar for dollar of up to five percent of salary. In 2014, the Company also administered the legacy Direct Edge 401(k) retirement plan eligible to all Direct Edge employees. The Company matched employee contributions to this plan dollar for dollar of up to six percent, capped at $9,000. The Company's contribution amounted to $1.7 million for both the years ended December 31, 2015 and 2014. This expense is included in compensation and benefits in the consolidated statements of income.

        Prior to 2014, the Company offered a SIMPLE Individual Retirement Account for the benefit of all U.S. employees. The Company matched participating employee contributions of up to three percent of salary. All U.S. employees were eligible to participate. The Company's contribution amounted to $0.5 million for the year ended December 31, 2013. This expense is included in compensation and benefits in the consolidated statements of income.

        BTL operates a stakeholder contribution plan and contributes to employee-selected stakeholder contribution plans. The Company matched participating employee contributions of up to five percent of salary. All employees of BTL were eligible to participate. The Company's contribution amounted to $0.5 million, $0.5 million and $0.3 million for the years ended December 31, 2015, 2014 and 2013, respectively. This expense is included in compensation and benefits in the consolidated statements of income.

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(16) Related Party Transactions

        Certain affiliates of stockholders of Bats conduct trading activity through the Company. The extent of such activity is presented in the accompanying consolidated statements of financial condition, income and cash flows.

        Certain affiliates of stockholders of Bats also own certain percentages of the term loans outstanding. As of December 31, 2015, $62.0 million of the Company's outstanding term loans is held by related parties.

        In March 2015, the Company entered into a Transaction Services Agreement (TSA) with a certain stockholder, the seller of Hotspot. In connection with this TSA, the following expenses were recorded in the consolidated statements of income for the year ended December 31, 2015:

Systems and data communication	$0.5
Occupancy	0.1
General and administrative	0.5

Total	$1.1

(17) Regulatory Capital

        As broker-dealers registered with the SEC, Trading is, and through January 9, 2015 DE Route was, subject to the SEC's Uniform Net Capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined. The SEC's requirement also provides that equity capital may not be withdrawn or a cash dividend paid if certain minimum net capital requirements are not met. Trading and DE Route compute the net capital requirements under the basic method provided for in Rule 15c3-1.

        As of December 31, 2015 and 2014, Trading is required to maintain net capital equal to the greater of 6.67% of aggregate indebtedness items, as defined, or $0.1 million. At December 31, 2015 and 2014, Trading had net capital of $2.3 million and $7.9 million, respectively, which was $1.8 million and $7.7 million, respectively, in excess of its required net capital of $0.5 million and $0.2 million, respectively.

        As of December 31, 2014, DE Route was required to maintain net capital equal to the greater of 6.67% of aggregate indebtedness items, as defined, or $0.1 million. At December 31, 2014, DE Route had net capital of $4.8 million, which was $4.6 million in excess of its required net capital of $0.2 million for the year.

        As entities regulated by the Financial Conduct Authority (FCA), BTL and Chi-X Europe are both subject to the Capital Resources Requirement (CRR). As a RIE, BTL computes its CRR in accordance with its Financial Risk Assessment, as agreed by the FCA. This CRR was $17.2 million at December 31, 2015 and $16.7 million at December 31, 2014. At December 31, 2015 and 2014, BTL had capital in excess of its required CRR of $15.0 million and $19.8 million, respectively.

        As a Banks, Investment firms, PRUdential (BIPRU) 50k firm as defined by the Markets in Financial Instruments Directive of the FCA, Chi-X Europe computes its CRR as the greater of the base requirement of $0.1 million at December 31, 2015 and December 31, 2014, or the summation of

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(17) Regulatory Capital (Continued)

the credit risk, market risk and fixed overheads requirements, as defined. At December 31, 2015 and 2014, Chi-X Europe had capital in excess of its required CRR of $0.4 million and $0.5 million, respectively.

(18) Equity

Distributions

        During 2014, in accordance with the Direct Edge Transaction, the Company paid working capital distributions to stockholders of the Company prior to the Direct Edge Transaction of $1.19 per share. In addition, during 2014, the board of directors declared cash dividends of $1.50 per share, of which, $0.05 per share was paid in 2015.

        The following table summarized the cash distributions declared by class of stock during the year ended December 31, 2014 (in millions):

Common Stock
Voting	Non-voting	Class A non-voting	Class B non-voting	Total
$188.8	$0.7	$13.5	$18.2	$221.2

Stock-Based Compensation

        The Company utilizes equity award programs for offering long-term incentives to its employees. The equity incentives have been granted in the form of nonstatutory stock options and restricted stock. In conjunction with these programs, the Company recognized stock-based compensation expense of $5.9 million, $1.9 million and $2.2 million for the years ended December 31, 2015, 2014 and 2013, respectively. This expense is included in compensation and benefits in the consolidated statements of income.

        The Company has three equity incentive plans pursuant to which stock options and restricted stock have been granted: the Amended and Restated Bats Global Markets, Inc. 2008 Stock Option Plan (2008 Plan), the Bats Global Markets, Inc. 2009 Stock Option Plan (2009 Plan) and the Third Amended and Restated Bats Global Markets, Inc. 2012 Equity Incentive Plan (2012 Plan). Options and restricted stock granted under these plans generally vest over four years. Options granted under the 2008 Plan have five-year contractual terms, while options and restricted stock granted under the 2009 Plan and 2012 Plan have ten-year contractual terms. Pursuant to the 2009 Stock Option Plan and the 2008 Stock Option Plan, the Company authorized grants of options to its full-time employees to purchase up to 6,388,663 shares of the Company's stock. Such shares must be previously unissued or reacquired shares. Pursuant to the 2012 Plan, the Company is authorized to grant restricted stock or stock options up to 3,710,250 shares.

Stock Options

        In connection with the Company's failed attempt of an initial public offering (IPO) during 2012, the Company's registration statement on Form S-1 was declared effective by the SEC. As a result of the registration statement being declared effective and pursuant to the 2008 Plan and 2009 Plan, all remaining outstanding unvested stock options became fully vested one year after the effectiveness of

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(18) Equity (Continued)

the Company's registration statement. The Company recorded $0.4 million in stock-based compensation expense for the year ended December 31, 2013 as a result of the vesting acceleration of outstanding unvested stock options.

        During 2014, in connection with the acquisition of Direct Edge, the Company modified the quantity and the exercise prices of outstanding stock options pursuant to the anti-dilutive provisions of the 2009 Plan. The quantity was increased by approximately 8% and the exercise prices were reduced by 15-20% depending on the exercise prices.

        Summary stock option activity is presented below:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term (years)	Aggregate intrinsic value
Outstanding, December 31, 2012	1,561,542	$9.49	6.7	$1,652,529
Exercised	(115,673)	9.80		517,628
Forfeited	(21,825)	10.97

Outstanding, December 31, 2013	1,424,044	$9.73	5.8	$2,825,771
Modification	119,121
Granted	638,856	12.52
Exercised	(120,698)	11.58		517,683

Outstanding, December 31, 2014	2,061,323	$9.52	6.4	$6,183,786
Exercised	(115,285)	8.67

Outstanding and expected to vest, December 31, 2015	1,946,038	$9.57	5.5	$12,098,084

Exercisable at December 31, 2015	1,466,892	$8.60	4.4	$10,535,508

        The Company estimated the grant date fair value of options awarded during 2014 using the Black-Scholes valuation model with the following assumptions:

2014
Expected term (in years)	6.25
Expected volatility	34.0%
Expected dividends	None
Risk-free rate	1.93%
Weighted-average fair value at grant date	$4.64
Forfeiture rate	—%

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(18) Equity (Continued)

        Summary of the status of nonvested options is presented below:

Nonvested options	Options	Weighted average grant- date fair value
December 31, 2012—Nonvested	642,563	$8.33
Vested	(620,738)	8.00
Forfeited	(21,825)	8.81

December 31, 2013—Nonvested	—	—
Granted	638,856	4.64

December 31, 2014—Nonvested	638,856	4.64
Vested	(159,710)	4.64

December 31, 2015—Nonvested	479,146	4.64

        Cash proceeds received from 2,501 and 1,250 options exercised for the years ended December 31, 2015 and 2014, respectively, was $0.1 million for both periods. During 2015, 2014 and 2013, the Company purchased 79,888, 89,311 and 87,963 treasury shares for $0.4 million, $1.0 million and $1.0 million, respectively, as the result of 108,008, 120,698 and 115,673 options exercised, respectively, upon cashless exercise to satisfy the exercise price and employee income tax withholdings upon exercise. Excess tax benefits from stock option exercises recognized during the years ended December 31, 2015 and 2014 was $1.0 million and was $35 thousand for December 31, 2013.

Restricted Stock

        Summary restricted stock activity is presented below:

	Number of shares	Weighted average grant date fair value
Nonvested stock at December 31, 2013	449,180	$12.19
Granted	617,095	12.40
Vested	(135,565)	12.19
Forfeited	(110,944)	12.08

Nonvested stock at December 31, 2014	819,766	$12.36
Granted	483,924	15.77
Vested	(406,658)	12.33
Forfeited	(9,254)	12.43

Nonvested stock at December 31, 2015	887,778	$14.23

        The total unrecognized compensation expense related to nonvested restricted stock is approximately $12.0 million, which will be recognized over a weighted average remaining period of 3.2 years.

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(18) Equity (Continued)

        During 2015, 2014 and 2013, the Company purchased 146,609, 28,597 and 19,465 treasury shares respectively for $2.3 million, $0.3 million and $0.2 million, respectively, as the result of 406,658, 135,565 and 72,928 shares of restricted stock vesting, respectively, to satisfy the employee income tax withholdings upon vesting.

        During 2015 and 2014, the Company paid $0.9 million and $0.7 million for dividends, respectively, previously declared upon vesting of restricted stock.

Share Repurchase Program

        During 2012, the Company approved a Share Repurchase Program (the SRP) as a way for employees to liquidate shares acquired through exercise of stock options or vesting of restricted stock. The SRP was effective for the periods ending on December 31, 2015, 2014 and 2013. During 2015, 2014 and 2013, the Company repurchased 66,022, 47,811 and 106,320 shares respectively into treasury for $1.0 million, $0.6 million and $1.2 million, respectively.

(19) Income Taxes

        Net deferred tax liabilities consist of the following components as of December 31, 2015 and 2014 (in millions):

	2015	2014
Deferred tax assets:
Stock-based compensation	$4.4	$4.5
Bad debts	0.1	0.1
Other assets	1.2	2.9
Property and equipment	—	0.5
Intangible start-up costs	0.2	0.2
Unrecognized tax benefits	4.2	3.0
Net operating losses and credit carryforwards	4.2	1.9
Foreign currency translation loss	3.0	1.0

Total deferred tax assets	17.3	14.1

Deferred tax liabilities:
Goodwill and other intangibles	19.9	15.7
Property and equipment	2.7	—
Prepaid expenses	1.1	1.2
Foreign branch losses	—	0.1
Foreign equity earnings	0.4	0.3

Total deferred tax liabilities	24.1	17.3

Net deferred tax liabilities	$(6.8)	$(3.2)

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(19) Income Taxes (Continued)

        The deferred tax asset associated with net operating losses and credit carryforwards is $4.2 million and $1.9 million for the years ended December 31, 2015 and 2014, respectively. The net operating losses have no expiration. The credit carryforwards have various expiration periods. It is anticipated that all credit carryforwards will be utilized prior to expiration.

        The provision for income taxes for the years ended December 31, 2015, 2014 and 2013 consists of the following (in millions):

	2015	2014	2013
Current tax expense:
Federal	$32.7	$21.1	$23.5
State	9.5	5.4	2.5
Foreign	7.4	—	—

Total current tax expense	49.6	26.5	26.0
Deferred income tax expense:
Federal, state and foreign	6.9	4.6	2.8

Total deferred income tax expense	6.9	4.6	2.8

Income tax provision	$56.5	$31.1	$28.8

        For the years ended December 31, 2015, 2014 and 2013, income from continuing operations before taxes consists of the following (in millions):

	2015	2014	2013
U.S. operations	$105.3	$48.8	$58.5
Foreign operations	33.4	31.5	17.1

	$138.7	$80.3	$75.6

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(19) Income Taxes (Continued)

        Income tax expense (benefit) attributable to income from continuing operations consists of (ins millions):

	Current	Deferred	Total
Year ended December 31, 2015
U.S. federal	$32.7	$6.9	$39.6
State and local	9.5	0.8	10.3
Foreign jurisdictions	7.4	(0.8)	6.6

	$49.6	$6.9	$56.5

Year ended December 31, 2014
U.S. federal	$21.1	$(0.9)	$20.2
State and local	5.4	0.6	6.0
Foreign jurisdictions	—	4.9	4.9

	$26.5	$4.6	$31.1

Year ended December 31, 2013
U.S. federal	$23.5	$12.1	$35.6
State and local	2.5	0.3	2.8
Foreign jurisdictions	—	(9.6)	(9.6)

	$26.0	$2.8	$28.8

        The following table shows the tax effects to additional paid-in capital and other comprehensive (loss) income (in millions):

	Year ended December 31
	2015	2014	2013
Excess tax benefit related to stock-based compensation	$1.0	$(0.1)	$—
Income tax (benefit) expense to other comprehensive income	(1.9)	(5.7)	1.7

        The Company has elected to treat BTL and Chi-X Europe as flow-through entities for U.S. federal income tax purposes. As a result, the activities for BTL and Chi-X Europe are treated as branches of the Company, and taxable income or loss reported by BTL and Chi-X Europe are included in the U.S. federal income tax return of the Company. The Company assessed the realizability of its U.K. deferred tax assets and released its valuation allowance in 2013. The Company recorded a corresponding U.S. deferred tax liability for the U.K. deferred tax assets. It is anticipated that a portion of the U.K. tax liability will be offset by U.S. foreign tax credits subject to the limitations of Internal Revenue Code Section 901(m). Pursuant to U.K. tax law, net operating losses do not expire as long as the trade or business that generated the losses remains in existence.

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(19) Income Taxes (Continued)

        The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to income before income tax provision for the years ended December 31, 2015, 2014 and 2013 due to the following (in millions):

	2015		2014		2013
Computed "expected" tax provision	$48.6	35.0%	$28.1	35.0%	$26.5	35.0%
Increase (decrease) in income tax resulting from:
Nondeductible expenses	0.8	0.6	0.2	0.2	1.4	1.9
Section 199 benefits	(2.1)	(1.5)	(1.3)	(1.6)	(1.5)	(2.0)
State income taxes	7.8	5.7	5.0	6.2	4.4	5.8
Recognition of unrecognized tax benefits	0	0	—	—	(3.8)	(5.0)
Other	1.4	0.9	(0.9)	(1.1)	1.8	2.4

Income tax provision	$56.5	40.7%	$31.1	38.7%	$28.8	38.1%

        The effective tax rate for 2015 was 40.7% compared to 38.7% in 2014 and 38.1% in 2013. The effective tax rate increased from 2013 to 2014 due a reduction in Section 199 benefits and an increase of unrecognized tax benefits. The effective tax rate increased from 2014 to 2015 due to higher non-deductible expenses.

        The Company provides a valuation allowance against net deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Management believes it is more likely than not that the deferred tax assets will be realized based upon expectations of future taxable income.

        In 2013, the Company released its valuation allowance associated with its U.K. net deferred tax assets. A reconciliation of the U.K. valuation allowance for the year ended December 31, 2013 is as follows (in millions):

	Balance beginning of period	Credited to income	Changes to accumulated other comprehensive income	Releases	Balance end of period
December 31, 2013	16.9	(7.0)	(0.4)	(9.5)	—

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(19) Income Taxes (Continued)

        A reconciliation of the unrecognized tax benefits for the years ended December 31, 2015, 2014 and 2013 is as follows (in millions):

	Year ended December 31
	2015	2014	2013
Balance at beginning of year	$7.9	$6.0	$9.1
Additions for acquired entities	—	0.5	—
Additions for current year tax positions	3.5	2.1	1.9
Additions for prior year tax positions	1.2	1.0	—
Reductions for prior year tax positions	(0.2)	(0.3)	(5.0)
Reductions related to expirations of statute of limitations	(0.4)	(0.3)	—
Settlements	—	(1.1)	—

Balance at end of year	$12.0	$7.9	$6.0

        It is reasonably possible that the total amount of unrecognized tax benefits may decrease by approximately $4.2 million and 0.5 million within the next twelve months due to potential tax authority examination adjustments and expiring statutes of limitation, respectively.

        At December 31, 2015 and 2014, the Company had $9.0 million and $4.9 million, respectively, of unrecognized tax benefits, net of federal benefit that, if recognized, would affect the effective tax rate. The Company had accrued interest and penalties of $1.2 million and $0.7 million related to uncertain tax positions at December 31, 2015 and 2014. Total interest and penalties increased by $0.5 million in 2015 and increased by $0.1 million in 2014.

        The Company files a U.S. federal income tax return and tax returns in various jurisdictions, including a U.K. income tax return for its U.K. operations. The Company's open tax years are 2012 through 2015. The Company is currently under a U.S. federal income tax examination for tax year 2011, 2012 and 2013 and in certain states for certain subsidiaries. The Company believes the aggregate amount of any additional liabilities that may result from examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(20) Earnings Per Share

        The following table sets forth the computation of basic and diluted earnings per share (in millions, except per share data):

	2015	2014	2013
Numerator:
Net income	$82.2	$49.2	$46.8
Denominator:
Weighted average common shares outstanding for basic earnings per share	94.6	92.2	66.0
Weighted average effect of dilutive securities:
Stock options and restricted stock	0.4	0.5	0.3

Denominator for diluted earnings per share	95.0	92.7	66.3

Basic and diluted earnings per share:
Basic earnings per share	$0.87	$0.53	$0.71
Diluted earnings per share	$0.87	$0.53	$0.71

        Stock options to purchase and restricted stock of 0.2 million shares at December 31, 2015 and 2014 were outstanding but were not included in the computation of diluted earnings per share as they were anti-dilutive under the treasury stock method.

(21) Commitments, Contingencies and Guarantees

Operating Leases

        The Company leases office and data center space under non-cancelable operating leases with third parties. Some leases contain renewal options and escalation clauses based on increases in property taxes and building operating costs.

        In November 2012, the Company entered into a lease agreement with a data center provider for the primary data center in Slough, U.K. This lease is for 41 months. In December 2011, the Company also entered into new lease agreements with the data center provider for the primary data center in Weehawken, New Jersey and the back-up data center site in Chicago, Illinois. These leases are for 30 months and 34 months respectively.

        In October 2012 and amended in November 2013, the Company entered into a ten year lease agreement for office space in New York, with the one-time option to cancel the lease after five years.

        In November 2013, the Company extended its lease at the U.S. disaster recovery space for an additional five years.

        In December 2013, the Company entered into new five-year lease agreements with a new data center provider in Secaucus, New Jersey.

        In February 2014, the Company extended its lease at its U.S. headquarters for ten years.

        In October 2015, the Company extended its lease at its London office through December 2017.

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(21) Commitments, Contingencies and Guarantees (Continued)

        Future annual minimum lease commitments under these operating leases as of December 31, 2015, are as follows (in millions):

2016	$5.4
2017	3.8
2018	2.7
2019	1.7
2020	1.6
Thereafter	6.2

Total	$21.4

        Rent expense was $3.1 million, $4.2 million and $1.9 million, for the years ended December 31, 2015, 2014 and 2013, respectively, which is recorded in occupancy expense in the accompanying consolidated statements of income. Other operating lease expense included $1.7 million, $2.5 million and $1.3 million recorded in systems and data communication for the years ended December 31, 2015, 2014 and 2013, respectively, and $6.0 million and $5.6 million recorded in general and administrative for the years ended December 31, 2015 and 2014, respectively.

Legal Proceedings

        From time to time the Company is involved in various legal proceedings arising in the ordinary course of business. The Company does not believe that the outcome of any of the reviews, inspections or other legal proceedings will have a material impact on the consolidated financial position, results of operations or cash flows; however, litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance.

        On April 18, 2014, the City of Providence, Rhode Island filed a securities class action lawsuit in the Southern District of New York against Bats and Direct Edge, as well as 14 other securities exchanges. The action purports to be brought on behalf of all public investors who purchased and/or sold shares of stock in the United States between April 18, 2009 and the present on a registered public stock exchange (Exchange Defendants) or a United States-based alternate trading venue and were injured as a result of the misconduct detailed in the complaint, which includes allegations that the defendants committed fraud through a variety of business practices associated with, among other things, what is commonly referred to as high frequency trading. On May 2, 2014 and May 20, 2014, American European Insurance Company and Harel Insurance Co., Ltd. each filed substantially similar class action lawsuits against the Exchange Defendants which were ultimately consolidated with the City of Providence, Rhode Island securities class action lawsuit. On June 18, 2015, Judge Jesse Furman of the Southern District of New York held oral argument on the pending Motion to Dismiss and thereafter, on August 26, 2015, the Court issued an Opinion and Order granting Defendant's Motion to Dismiss, dismissing the Complaint in full. Plaintiff filed a Notice of Appeal of the dismissal on September 24, 2015. Plaintiff's appeal brief will be due on January 7, 2016 and Respondent's brief was filed on April 7, 2016.

        On May 23, 2014 and May 30, 2014, Harold R. Lanier filed three class action lawsuits in the Southern District of New York against Bats and other securities exchanges. The complaints were

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(21) Commitments, Contingencies and Guarantees (Continued)

identical in all substantive respects, but each related to the dissemination of market data under a different market system—(i) the NASDAQ UTP Plan Market System; (ii) the OPRA Market System; and (iii) the Consolidated Quotation System and the Consolidated Tape System. Each of the actions purported to be brought on behalf of all subscribers who entered into contracts with the exchanges for the receipt of market data and were injured as a result of the misconduct detailed in the complaints, which includes allegations that the defendants did not provide market data services in a non-discriminatory manner or provide subscribers with "valid" data (i.e., data that is accurate and not stale). On January 16, 2015, Judge Katherine Forrest of the Southern District of New York held oral argument on the pending Motion to Dismiss and thereafter, on April 28, 2015, the Court filed an Opinion and Order granting the exchange defendants' Motion to Dismiss, terminating all three class action lawsuits with prejudice. On May 20, 2015, Plaintiff filed a Notice of Appeal of the dismissal and on September 1, 2015, Appellant filed its appeal brief. Respondent's brief was filed on November 24, 2015 and Appellant's reply brief was filed on December 8, 2015. Oral argument was held on March 3, 2016.

        Securities Industry and Financial Markets Association ("SIFMA") has filed a number of denial of access applications with the SEC to set aside proposed rule changes to establish or modify fees for Bats market data products and related services. Each application is being held in abeyance pending a decision on a separate SIFMA denial of access application held before the SEC's Chief Administrative Law Judge, or ALJ, regarding fees proposed by Nasdaq and the NYSE for their respective market data products. On June 1, 2016, the ALJ issued a decision rejecting SIFMA's denial of access challenge to the Nasdaq and NYSE fees at issue. It is anticipated that SIFMA will petition the SEC for review by the Commission. An adverse ruling in that matter could cause the SEC to more closely examine exchange market data fees, which in turn could result in the Company having to reduce the fees it charges for market data.

        In addition, as a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine reviews and inspections by the SEC, and Bats Trading is subject to reviews and inspections by the Financial Industry Regulatory Authority ("FINRA"). The Company has from time to time received inquiries and investigative requests from the SEC's Office of Compliance Inspections and Examinations as well as the Division of Enforcement seeking information about the Company's compliance with the federal securities laws as well as the Company's members' compliance with the federal securities laws.

Guarantees

        The Company uses Wedbush Securities, Morgan Stanley and Merrill Lynch (collectively, affiliates of stockholders of the Company) to clear its routed cash equities transactions. Wedbush Securities, Morgan Stanley and Merrill Lynch guarantee the trade until one day after the trade date, after which time the National Securities Clearing Corporation (NSCC) provides a guarantee. In the case of a failure to perform on the part on one of its clearing firms of routed cash equities transactions, Wedbush Securities or Morgan Stanley, the Company provides the guarantee to the counterparty to the trade. The Options Clearing Corporation (OCC) acts as a central counterparty on all transactions in listed equity options, and as such, guarantees clearance and settlement of all of the Company's options transactions. The Company believes that any potential requirement for the Company to make payments

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(21) Commitments, Contingencies and Guarantees (Continued)

under these guarantees is remote and accordingly, has not recorded any liability in the consolidated financial statements for these guarantees.

(22) Subsequent Events

        On March 28, 2016, the Company signed a definitive agreement to acquire ETF.com, a provider of ETF data, news and analysis, with approximately $3.0 million in annual revenue. The transaction closed on April 1, 2016.

        In June 2016, the Company refinanced its Amended 2014 Loan with new seven-year $650 million term loans (the "2016 Term Facility"). The 2016 Term Facility decreased the spread on the interest rate to, subject to compliance with a leverage ratio pricing grid, LIBOR plus 3.50%, and includes 50 basis points of original issue discount. Under the 2016 Term Facility, the required annual amortization also decreased to 1.0% per annum, calculated on the basis of the outstanding principal amount of the 2016 Term Facility. In addition, the Company entered into a new three-year $100 million revolving credit facility with an interest rate based on, subject to compliance with a leverage ratio grid, LIBOR plus 2.75%, which includes an undrawn fee, subject to compliance with a leverage ratio grid, of 0.375%, replacing the revolving credit facility under the Amended 2014 Loan.

        On September 25, 2016, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with CBOE Holdings, Inc. ("CBOE Holdings") under which CBOE Holdings agreed to acquire the Company in a cash and stock transaction valued at approximately $3.2 billion (based on the closing price of CBOE Holdings' common stock on September 23, 2016). The Merger Agreement also contains an election procedure allowing each of the Company's stockholders to seek all cash or all stock, subject to proration and adjustment. The Merger Agreement has been approved by the board of directors of each company. The transaction is subject to customary closing conditions including approval by the shareholders of both companies and certain customary regulatory approvals, and is expected to close in the first half of 2017.

Bats Global Markets, Inc. and Subsidiaries

Condensed Consolidated Statements of Financial Condition

(in millions, except share data)

	September 30, 2016	December 31, 2015
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$69.1	$75.1
Restricted cash	1.8	—
Financial investments:
Trading investments, at fair value	0.5	0.5
Available-for-sale investments, at fair value	—	47.2
Accounts receivable, net, including $13.4 and $40.3 from related parties at September 30, 2016 and December 31, 2015, respectively	135.6	131.0
Income taxes receivable	—	16.0
Other receivables	2.1	5.4
Prepaid expenses	6.7	5.1

Total current assets	215.8	280.3
Property and equipment, net	25.2	29.6
Goodwill	727.2	741.3
Intangible assets, net	218.2	239.0
Deferred income taxes, net	11.2	0.6
Investment in EuroCCP	11.1	11.4
Other assets	9.0	4.8

Total assets	$1,217.7	$1,307.0

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable and accrued liabilities, including $3.7 and $15.2 to related parties at September 30, 2016 and December 31, 2015, respectively	$83.3	$72.9
Section 31 fees payable	25.1	93.0
Current portion of long-term debt	4.1	83.9
Current portion of contingent consideration liability to related party	6.6	6.6

Total current liabilities	119.1	256.4
Long-term debt, less current portion	595.2	593.7
Contingent consideration liability to related party, less current portion	54.4	58.8
Unrecognized tax benefits	11.4	8.0
Deferred income taxes	0.2	7.4
Other liabilities	2.6	2.8
Commitments and contingencies
Stockholders' equity (1):
Common stock, $0.01 par value. 362,500,000 voting and 29,000,000 non-voting shares authorized at September 30, 2016 and December 31, 2015; 92,847,321 voting and 7,818,090 non-voting shares issued at September 30, 2016; 74,991,527 voting and 21,146,136 non-voting shares issued at December 31, 2015	1.0	1.0
Common stock in treasury, at cost, 473,330 and 458,237 voting shares at September 30, 2016 and December 31, 2015, respectively; 3,799,871 non-voting shares at September 30, 2016	(6.8)	(6.5)
Additional paid-in capital	276.7	270.6
Retained earnings	193.8	125.0
Accumulated other comprehensive loss, net	(29.9)	(10.2)

Total stockholders' equity	434.8	379.9

Total liabilities and stockholders' equity	$1,217.7	$1,307.0

(1)
All share amounts have been adjusted to give effect to the 1-for-2.91 stock split in April 2016.

See accompanying notes to condensed consolidated financial statements.

Bats Global Markets, Inc. and Subsidiaries

Condensed Consolidated Statements of Income

(unaudited)

(in millions, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Revenues:
Transaction fees, including $47.3 and $159.2 from related parties for the three months ended September 30, 2016 and 2015, respectively, and $218.6 and $438.1 for the nine months ended September 30, 2016 and 2015, respectively	$307.1	$361.8	$1,011.1	$970.1
Regulatory transaction fees, including $12.2 and $33.6 from related parties for the three months ended September 30, 2016 and 2015, respectively, and $53.1 and $98.9 for the nine months ended September 30, 2016 and 2015, respectively	71.8	73.2	222.8	207.0
Market data fees, including $0.4 and $0.6 from related parties for the three months ended September 30, 2016 and 2015, respectively, and $2.1 and $1.8 for the nine months ended September 30, 2016 and 2015, respectively	36.4	35.2	110.1	99.4
Connectivity fees and other, including $3.1 and $8.1 from related parties for the three months ended September 30, 2016 and 2015, respectively, and $11.9 and $21.8 for the nine months ended September 30, 2016 and 2015, respectively	26.3	21.8	74.4	58.7

Total revenues	441.6	492.0	1,418.4	1,335.2
Cost of revenues:
Liquidity payments, including $43.2 and $151.2 from related parties for the three months ended September 30, 2016 and 2015, respectively, and $220.5 and $417.8 for the nine months ended September 30, 2016 and 2015, respectively	250.8	302.1	832.5	805.7
Section 31 fees	71.8	73.2	222.8	207.0
Routing and clearing, including $8.9 and $10.2 from related parties for the three months ended September 30, 2016 and 2015, respectively, and $29.7 and $29.1 for the nine months ended September 30, 2016 and 2015, respectively	10.2	12.7	32.6	36.7

Total cost of revenues	332.8	388.0	1,087.9	1,049.4

Revenues less cost of revenues	108.8	104.0	330.5	285.8
Operating expenses:
Compensation and benefits	23.6	20.9	68.7	58.4
Depreciation and amortization	10.4	10.5	31.2	28.5
Systems and data communication	4.5	5.0	13.5	21.4
Occupancy	0.7	0.7	2.1	2.4
Professional and contract services	5.4	1.8	10.5	8.9
Regulatory costs	2.8	2.9	8.6	8.6
Changes in fair value of contingent consideration liability to related party	0.5	1.7	2.2	1.7
General and administrative	5.3	5.6	17.8	20.9

Total operating expenses	53.2	49.1	154.6	150.8

Operating income	55.6	54.9	175.9	135.0
Non-operating (expenses) income:
Interest expense, net	(7.4)	(12.9)	(29.9)	(34.2)
Loss on extinguishment of debt	—	—	(17.6)	—
Equity in earnings of EuroCCP	0.3	0.4	1.2	1.0
Other income	—	0.1	0.2	1.6

Income before income tax provision	48.5	42.5	129.8	103.4
Income tax provision	20.0	17.2	53.3	42.9

Net income	$28.5	$25.3	$76.5	$60.5

Basic earnings per share(1)	$0.30	$0.27	$0.81	$0.64
Diluted earnings per share(1)	$0.29	$0.27	$0.79	$0.64
Basic weighted average shares outstanding(1)	94.8	94.6	94.8	94.5
Diluted weighted average shares outstanding(1)	96.8	95.4	96.4	95.2

(1)
All per share amounts have been adjusted to give effect to the 1-for-2.91 stock split in April 2016.

See accompanying notes to condensed consolidated financial statements.

Bats Global Markets, Inc. and Subsidiaries

Condensed Consolidated Statements of Comprehensive Income

(unaudited)

(in millions)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Net income	$28.5	$25.3	$76.5	$60.5
Other comprehensive loss
Foreign currency translation adjustments	(8.0)	(10.1)	(35.4)	(6.7)

Income tax benefit	0.8	3.8	15.7	2.5
Other comprehensive loss, net of tax	(7.2)	(6.3)	(19.7)	(4.2)

Comprehensive income	$21.3	$19.0	$56.8	$56.3

See accompanying notes to condensed consolidated financial statements.

Bats Global Markets, Inc. and Subsidiaries

Condensed Consolidated Statement of Changes in Stockholders' Equity

(unaudited)

(in millions, except share data)

	Common stock outstanding(1)
									Accumulated other comprehensive loss, net
	Voting shares	Class A non-voting shares	Class B non-voting shares	Non-voting shares	Common stock Par value	Common stock in treasury(2)	Additional paid-in capital	Retained earnings		Total stockholders' equity
Balance at December 31, 2015	74,533,290	8,993,978	12,152,158	—	$1.0	$(6.5)	$270.6	$125.0	$(10.2)	$379.9
Common stock issued under employee stock plans	724,502	—	—	—	—	—	—	—	—	—
Share repurchases	(11,718)	—	—	—	—	(0.3)	—	—	—	(0.3)
Reclassification and conversion	17,127,917	(8,993,978)	(12,152,158)	4,018,219	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	6.1	—	—	6.1
Dividend	—	—	—	—	—	—	—	(7.7)	—	(7.7)
Other comprehensive loss, net of tax	—	—	—	—	—	—	—	—	(19.7)	(19.7)
Net income	—	—	—	—	—	—	—	76.5	—	76.5

Balance at September 30, 2016	92,373,991	—	—	4,018,219	$1.0	$(6.8)	$276.7	$193.8	$(29.9)	$434.8

(1)
All per share amounts have been adjusted to give effect to the 1-for-2.91 stock split in April 2016.

(2)
Includes 3,799,871 shares held in treasury for non-voting common stock surrendered for conversion to common stock.

See accompanying notes to condensed consolidated financial statements.

Bats Global Markets, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows
(unaudited)

(in millions)

	Nine months ended September 30,
	2016	2015
Cash flows from operating activities:
Net income	$76.5	$60.5
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	31.2	28.5
Loss on extinguishment of debt	17.6	—
Amortization of debt issuance cost and debt discount	4.2	4.6
Realized gain on termination of revolving credit facility	—	(1.1)
Deferred income taxes	(18.1)	5.6
Stock-based compensation expense	6.1	4.2
Changes in fair value of contingent consideration liability to related party	2.2	1.7
Provision for uncollectable accounts receivable	0.1	0.2
Equity in earnings of EuroCCP	(1.2)	(1.0)
Changes in assets and liabilities:
Receivables, including $(26.9) and $(5.4) from related parties for the periods ended September 30, 2016 and 2015, respectively	14.1	0.4
Trading financial investments, net	—	6.5
Prepaid and other assets	(6.0)	(2.8)
Accounts payable and accrued expenses, including $(11.5) and $7.0 to related parties for the periods ended September 30, 2016 and 2015, respectively	10.7	(19.5)
Section 31 fees payable	(67.9)	(83.5)
Payment of contingent consideration liability to related party	(0.9)	—
Unrecognized tax benefit	4.2	4.0
Other liabilities	(0.2)	(0.2)

Net cash provided by operating activities	72.6	8.1
Cash flows from investing activities:
Acquisition, net of cash acquired	(12.6)	(360.9)
Purchases of available-for-sale financial investments	(128.3)	(110.6)
Proceeds from maturities of available-for-sale financial investments	175.5	172.0
Change in restricted cash	(1.8)	14.0
Purchases of property and equipment	(6.8)	(12.3)

Net cash provided by (used in) investing activities	26.0	(297.8)
Cash flows from financing activities:
Proceeds from long-term debt	646.7	373.8
Principal payments of long term debt	(735.8)	(102.4)
Debt issuance costs and additional debt discount	(11.0)	(16.5)
Distributions paid	(7.7)	(4.8)
Payment of contingent consideration liability to related party	(5.7)	—
Proceeds from the exercise of stock options	—	0.1
Proceeds from employee stock purchase plan	—	0.7
Purchases of treasury stock	(0.3)	(1.5)

Net cash (used in) provided by financing activities	(113.8)	249.4
Effect of foreign currency exchange rate changes on cash and cash equivalents	9.2	(4.0)

Decrease in cash and cash equivalents	(6.0)	(44.3)
Cash and cash equivalents:
Beginning of year	75.1	122.2

End of year	$69.1	$77.9

Supplemental disclosure of cash paid:
Cash paid for income taxes, net of refunds	$29.1	$31.6
Cash paid for interest	25.9	29.4
Supplemental disclosure of noncash transactions:
Forfeiture of common stock for payment of exercise of stock options	$—	$0.9
Supplemental disclosure of noncash investing activities:
Property and equipment acquired	$—	$0.3
Goodwill acquired	8.5	308.2
Intangible assets acquired	3.5	111.0
Other assets acquired	0.7	5.2
Liabilities assumed	(0.1)	(63.8)

See accompanying notes to condensed consolidated financial statements.

(1) Organization and Basis of Presentation

        Bats Global Markets, Inc. and its consolidated subsidiaries (the Company or Bats) is a global financial technology company that provides trade execution, market data, trade reporting, connectivity and risk management solutions to brokers, market makers, asset managers and other market participants, ultimately benefiting retail and institutional investors across multiple asset classes. The Company's asset classes comprise listed cash equity securities in the United States (U.S.) and Europe, listed equity options in the United States, and institutional spot foreign currency (FX) globally. The Company is headquartered in the Kansas City, Missouri, area with additional offices in New York, New York, Chicago, Illinois, San Francisco, California, London, United Kingdom (U.K.), Singapore and Quito, Ecuador.

        In September 2016, the Company announced that it has entered into a merger agreement with CBOE Holdings, Inc. The transaction is expected to close in the first half of 2017.

Basis of Presentation

        The accompanying unaudited condensed consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and reflect all adjustments that are, in the opinion of management, necessary for a fair presentation of results for the interim periods presented. These adjustments are of a normal recurring nature. Accordingly, the unaudited consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for complete financial statements and should be read in conjunction with the audited consolidated financial statements and related notes thereto for the year ended December 31, 2015.

        The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in the condensed consolidated financial statements and accompanying notes. Material estimates that are particularly susceptible change in the near team include the receivable from market data fees, the valuation of goodwill and unrecognized tax benefits. Actual results could differ from those estimates.

Initial Public Offering and Stock Split

        On April 20, 2016, in connection with the closing of the Company's initial public offering (IPO) in which certain stockholders of the Company sold 15,295,000 shares of existing common stock at a public offering price of $19.00 per share, the Company effected a stock split at a ratio of 1-for-2.91 of each share of the Company's outstanding common stock and non-voting common stock, after giving effect to the reclassification of each share of Class A non-voting common stock to voting common stock and Class B non-voting common stock to non-voting common stock. All references to shares and per-share data in the Company's condensed consolidated financial statements have been adjusted to reflect the stock split on a retroactive basis.

Reclassifications

        Certain amounts in the prior period consolidated financial statements have been reclassified to conform to the current year presentation. The Company had historically voluntarily disclosed transactions with all stockholders irrespective of beneficial ownership. The condensed consolidated financial statements herein reflect related party transactions with only related persons, as defined by U.S. GAAP and Item 404 of Regulation S-K under the Securities and Exchange Act (the "Exchange Act").

(1) Organization and Basis of Presentation (Continued)

Recent Accounting Pronouncements, Adopted

        In the first quarter of 2016, the Company adopted Accounting Standards Update (ASU) 2015-03, Interest—Imputation of Interest, which simplified the presentation of debt issuance cost by changing the classification of debt issuance cost from an asset to a contra-liability directly deducted from the face amount of the debt to which it relates. All periods presented have conformed to this new classification, which resulted in a $9.9 million reclassification from total assets to total liabilities as of December 31, 2015.

        In the first quarter of 2016, the Company adopted ASU 2015-17, Income Taxes—Balance Sheet Classification of Deferred Taxes. Deferred tax liabilities and assets are now classified as noncurrent on the consolidated statements of financial condition. All periods presented have conformed to this new classification, which resulted in a $0.6 million reclassification from current deferred tax assets to deferred income taxes, net as of December 31, 2015.

        In the third quarter of 2016, the Company adopted ASU 2016-09, Compensation—Stock Compensation (Topic 718) Improvements to Employee Share-Based Payment Accounting. This ASU's purpose is to simplify accounting for share-based payment transactions. Among other things, the ASU requires that excess tax benefits and tax deficiencies associated with share-based compensation be recognized as income tax provision verses the current requirements to record the impact to additional paid-in capital or income tax provision, depending on circumstances. The 2016 periods presented have conformed to this new classification. The change was immaterial to the consolidated financial statements and the Company continues to account for forfeitures on an actual basis.

Recent Accounting Pronouncements, Not yet Adopted

        In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update, or ASU, 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition guidance in ASC 605, Revenue Recognition. The new revenue recognition standard sets forth a five-step revenue recognition model to determine when and how revenue is recognized. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration it expects to receive in exchange for those goods or services. The standard also requires more detailed disclosures. The standard provides alternative methods of initial adoption and is effective for the Company on January 1, 2017. Early adoption is not permitted. In August 2015, the FASB issued ASU 2015-14, which deferred the effective date of ASU 2014-09 to January 1, 2018. The Company is currently assessing the impact that this standard will have on the consolidated financial statements.

        In September 2015, the FASB issued ASU 2015-16, Business Combinations (Topic 805). This standard simplifies the accounting for adjustments made to provisional amounts recognized in a business combination. First, it requires that the acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amount is determined. The acquirer also should record, in the same period's financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. The amendments should be applied prospectively to adjustments to provisional amounts that are identified after December 15, 2015 and that are within the measurement period. Upon transition, an entity would be required to disclose the nature of, and reason for, the change in accounting principle. An entity would provide that disclosure in the first annual period of adoption and in the interim periods within the first annual period. This ASU is not expected to have a material impact on the consolidated financial statements.

(1) Organization and Basis of Presentation (Continued)

        In February 2016, the FASB issued ASU 2016-02, Leases, (Topic 842). The ASU will require organizations that lease assets—referred to as "lessees"—to recognize on the consolidated statement of financial condition the assets and liabilities for the rights and obligations created by those leases. The ASU is effective for the Company beginning on January 1, 2019. The Company is currently assessing the impact that this standard will have on the consolidated financial statements.

        In March 2016, the FASB issued ASU 2016-07, Investments—Equity Method and Joint Ventures (Topic 323). The ASU's purpose is to simplify the accounting for equity method investments by eliminating the requirement that an entity retroactively adopt the equity method of accounting if an investment qualifies for use of the equity method as a result of an increase in the level of ownership or degree of influence. It now requires that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor's previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. The update is effective for the Company for the annual reporting period beginning January 1, 2017 and is not expected to have a material impact on the Company's consolidated financial statements.

        In March 2016, the FASB issued ASU 2016-08, Revenue for Contracts with Customers (Topic 606): Principal versus Agent Considerations. The update clarifies implementation guidance on principal versus agent considerations by further explaining that the entity is considered a principal if it controls the promised service before transferring it to the customer. This update is effective for the Company along with ASU 2014-09 for the annual reporting period beginning January 1, 2018. This update is not expected to have a material impact on the Company's consolidated financial statements.

        In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows—Classification of Certain Cash Receipts and Cash Payments (Topic 230). This ASU will make eight targeted changes to how cash receipts and cash payments are presented and classified in the statement of cash flows. The new standard is effective for the Company for the annual reporting period beginning January 1, 2019. The Company is currently assessing the impact that this standard will have on the consolidated financial statements.

(2) Acquisitions

ETF.com

        On April 1, 2016, the Company completed the acquisition of ETF.com for $12.6 million in cash. ETF.com is a provider of exchange traded fund (ETF) data, news and analysis, with approximately $3.0 million in annual revenue for 2015. The purchase price was allocated to goodwill ($8.5 million), intangible assets ($3.5 million) and working capital ($0.6 million) and is recorded in the U.S. Equities segment.

Hotspot

        On March 13, 2015 (the Hotspot Acquisition Date), the Company completed the acquisition of Hotspot FX Holdings LLC (the Bats Hotspot Acquisition) for $365 million in cash and a contingent consideration liability estimated at $62.6 million. This acquisition represents further expansion into non-equity trading businesses for the Company.

        The results of Hotspot's operations have been included in the condensed consolidated financial statements since the Hotspot Acquisition Date.

(2) Acquisitions (Continued)

        The amounts of revenue and operating (loss) income of Hotspot are included in the Company's condensed consolidated statements of income from the Hotspot Acquisition Date to the three and nine months ended September 30, 2016 and 2015 and are as follows (in millions):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Revenue	$11.6	$10.1	$34.3	$23.2
Operating (loss) income	0.1	(0.8)	(2.9)	0.5
Net (loss) income	0.1	(0.1)	(5.9)	4.4

        The following unaudited pro forma financial information presents the combined results for the nine months ended September 30, 2015 including Hotspot had the Hotspot Acquisition Date been January 1, 2015 (in millions, except earnings per share):

Revenue	$1,344.3
Operating income	131.8
Net income	57.0
Earnings per share:
Basic	$0.60
Diluted	$0.60

        The supplemental 2015 pro forma amounts have been calculated after applying the Company's accounting policies and adjusting the results to reflect the additional depreciation and amortization that would have been charged assuming the adjusted fair values of property and equipment and acquired intangible assets had been applied on January 1, 2015. They include pro forma adjustments of $4.7 million for acquisition-related costs, such as fees to investment bankers, attorneys, accountants and other professional advisors and severance to employees.

(3) Investments

Financial Investments

        The Company's financial investments with original or acquired maturities longer than three months, but that mature in less than one year from the consolidated statement of financial condition date are classified as current assets and are summarized as follows (in millions):

	September 30, 2016
	Cost basis	Unrealized gains	Unrealized losses	Fair value
Available-for-sale:
U.S. Treasury securities	$—	$—	$—	$—
Trading securities:
U.S. Treasury securities	0.5	—	—	0.5
Total financial investments	$0.5	$—	$—	$0.5

(3) Investments (Continued)

	December 31, 2015
	Cost basis	Unrealized gains	Unrealized losses	Fair value
Available-for-sale:
U.S. Treasury securities	$47.2	$—	$—	$47.2
Trading securities:
U.S. Treasury securities	0.5	—	—	0.5
Total financial investments	$47.7	$—	$—	$47.7

(4) Allowance for Doubtful Accounts

        Allowance for doubtful accounts consisted of the following (in millions):

Balance at December 31, 2015	$0.4
Additions:
Charges to income, included in general and administrative expenses	0.1
Deductions:
Charges for which reserves were provided	—

Balance at September 30, 2016	$0.5

(5) Property and Equipment, Net

        Property and equipment consisted of the following as of September 30, 2016 and December 31, 2015 (in millions):

	September 30, 2016	December 31, 2015
Computer equipment and software	$66.8	$74.1
Office furniture and fixtures	2.2	2.2
Leasehold improvements	9.0	8.8

Total property and equipment	78.0	85.1
Less accumulated depreciation	(52.8)	(55.5)

Property and equipment, net	$25.2	$29.6

        Depreciation expense was $3.6 million and $3.4 million for the three months ended September 30, 2016 and 2015 respectively, and $10.7 million and $10.2 million for the nine months ended September 30, 2016 and 2015, respectively.

(6) Goodwill and Intangible Assets, Net

        The following table presents the details of goodwill by segment (in millions):

	U.S. Equities	European Equities	Global FX	Total
Balance as of December 31, 2015	$253.5	$179.6	$308.2	$741.3
Additions	8.5	—	—	8.5
Changes in foreign currency exchange rates	—	(22.6)	—	(22.6)

Balance as of September 30, 2016	$262.0	$157.0	$308.2	$727.2

        The following table presents the details of the intangible assets (in millions):

	U.S. Equities	European Equities	Global FX	Corporate and Other	Total
Balance as of December 31, 2015	$106.6	$32.6	$99.6	$0.2	$239.0
Additions	3.5	—	—	—	3.5
Amortization	(6.0)	(3.7)	(10.8)	—	(20.5)
Changes in foreign currency exchange rates	—	(3.8)	—	—	(3.8)

Balance as of September 30, 2016	$104.1	$25.1	$88.8	$0.2	$218.2

        For the three months ended September 30, 2016 and 2015 amortization expense was $6.8 million and $7.1 million, respectively. For the nine months ended September 30, 2016 and 2015 amortization expense was $20.5 million and $18.3 million, respectively. The estimated future amortization expense is $6.7 million for the remainder of 2016, $23.7 million for 2017, $19.6 million for 2018, $16.2 million for 2019, $13.2 million for 2020 and $9.0 million for 2021.

        The following tables present the categories of intangible assets at September 30, 2016 and December 31, 2015 (in millions):

	September 30, 2016
					Weighted Average Amortization Period (in years)
	U.S. Equities	European Equities	Global FX	Corporate and Other
Trademarks and trade names	$3.9	$0.5	$15.3	$—	Indefinite
Customer relationships	43.7	37.6	81.2	—	17.5
Noncompete agreements	3.9	—	1.9	—	2.5
Trading registrations and licenses	71.9	9.0	—	—	Indefinite
Domain names	—	—	—	0.2	Indefinite
Technology	0.5	—	12.6	—	4.4
Accumulated amortization	(19.8)	(22.0)	(22.2)	—

	$104.1	$25.1	$88.8	$0.2

(6) Goodwill and Intangible Assets, Net (Continued)

	December 31, 2015
					Weighted Average Amortization Period (in years)
	U.S. Equities	European Equities	Global FX	Corporate and Other
Trademarks and trade names	$1.6	$0.6	$15.3	$—	Indefinite
Customer relationships	43.0	43.0	81.2	—	18.6
Noncompete agreements	3.9	—	1.9	—	0.7
Trading registrations and licenses	71.9	10.3	—	—	Indefinite
Domain names	—	—	—	0.2	Indefinite
Technology	—	—	12.6	—	6.0
Accumulated amortization	(13.8)	(21.3)	(11.4)	—

	$106.6	$32.6	$99.6	$0.2

(7) Accounts Payable and Accrued Liabilities

        Accounts payable and accrued liabilities consisted of the following as of September 30, 2016 and December 31, 2015 (in millions):

	September 30, 2016	December 31, 2015
Accounts payable	$40.1	$42.9
Deferred income	1.6	1.5
Dividends payable	0.4	0.5
Income taxes payable	8.0	—
Unrecognized tax benefit	6.0	5.2
Accrued expenses	27.2	22.2
Accrued termination benefits	—	0.6

	$83.3	$72.9

(8) Debt

        As of September 30, 2016 and December 31, 2015, the long-term debt consisted of the following (in millions):

	September 30, 2016	December 31, 2015
Term loan	$613.4	$698.7
Less: debt discount and debt issuance cost	(14.1)	(21.1)

Total debt	599.3	677.6
Less: current portion	(4.1)	(83.9)

Total long-term debt	$595.2	$593.7

        In June 2016, the Company refinanced its term loan with new seven-year $650 million term loan (the "2016 Term Facility"). The 2016 Term Facility decreased the spread on the interest rate to, subject to compliance with a leverage ratio pricing grid, LIBOR plus 350 basis points, and includes 50 basis points of original issue discount. Under the 2016 Term Facility, the required annual amortization also decreased from 7.5% per annum to 1.0% per annum, calculated on the basis of the outstanding principal amount of the 2016 Term Facility. In addition to scheduled amortization payments, the

(8) Debt (Continued)

Company may be required to make prepayments of principal based on a percentage of Excess Cash Flow, as defined in the 2016 Term Facility, or with 100% of the net cash proceeds of certain assets sales or debt incurrences. In addition, the Company entered into a new three-year $100 million revolving credit facility with an interest rate based on, subject to compliance with a leverage ratio grid, LIBOR plus 275 basis points, which includes an undrawn fee, subject to compliance with a leverage ratio grid, of 37.5 basis points, replacing the revolving credit facility under the Amended 2014 Loan. The impact of the amended terms on the present value of cash flows was greater than 10%; therefore, the amendment was accounted for as an extinguishment resulting in a loss of $17.6 million that was recorded in a separate line item within non-operating expenses in the condensed statement of income.

        The unamortized debt discount of $3.1 million and debt issuance cost of $11.0 million will be amortized as part of interest expense, net through June 30, 2023, the maturity date of the term loan. The effective interest rate was 4.2% at September 30, 2016.

        The credit agreement for the term loan contains customary reporting requirements, events of default and affirmative and negative covenants, including a financial covenant not to exceed a maximum leverage ratio measured each quarter through the term of the loan, as further described in the credit agreement. The financial covenant places restrictions concerning the Company's ability to declare dividends and obtain additional financing, and requires that any proceeds from the sale of assets first be used to pay down the term loan. As of September 30, 2016, the Company was in compliance with the terms of the credit arrangement for the term loan.

        The Company and certain subsidiaries have guaranteed the repayment of obligations under the credit agreement and have granted pledges of the shares of certain subsidiaries along with a security interest in certain other assets of the Company and certain subsidiaries as collateral.

        Interest expense recognized on the term loans and revolving loans is included in interest expense, net in the condensed consolidated statements of income, and for the three and nine months ended September 30, 2016 and 2015 is as follows (in millions):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Components of interest expense:
Contractual interest	$6.9	$11.0	$26.0	$29.4
Amortization of debt discount	0.1	1.0	2.0	2.3
Amortization of debt issuance cost	0.6	0.9	2.2	2.6

Interest expense	$7.6	$12.9	$30.2	$34.3

(9) Accumulated Other Comprehensive Loss, Net

        The following represents the changes in accumulated other comprehensive loss by component, net of tax (in millions):

Foreign currency translation adjustment
Balance at December 31, 2015	$(10.2)
Other comprehensive loss, net of tax	(19.7)

Balance at September 30, 2016	$(29.9)

(10) Fair Value Measurement

        Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

  Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of investments included in Level 1 include listed equities and listed derivatives.

  Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and fair value is determined through the use of models or other valuation methodologies. Investments that are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

  Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the circumstances and the best information available at the time and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

(10) Fair Value Measurement (Continued)

Instruments Measured at Fair Value on a Recurring Basis

        The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of September 30, 2016 and December 31, 2015 (in millions):

	September 30, 2016
	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities:
U.S. Treasury securities	$—	$—	$—	$—
Trading securities:
U.S. Treasury securities	0.5	0.5	—	—

Total assets	$0.5	$0.5	$—	$—

Liabilities:
Contingent consideration liability to related party	$61.0	$—	$—	$61.0

Total liabilities	$61.0	$—	$—	$61.0

	December 31, 2015
	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities:
U.S. Treasury securities	$47.2	$47.2	$—	$—
Trading securities:
U.S. Treasury securities	0.5	0.5	—	—

Total assets	$47.7	$47.7	$—	$—

Liabilities:
Contingent consideration liability to related party	$65.4	$—	$—	$65.4

Total liabilities	$65.4	$—	$—	$65.4

        The following is a description of the Company's valuation methodologies used for instruments measured at fair value on a recurring basis:

Available-for-sale and trading securities

        Financial investments classified as trading and available-for-sale consist of highly liquid U.S. Treasury securities. These securities are valued by obtaining feeds from a number of live data sources, including active market makers and inter-dealer brokers and therefore categorized as Level 1.

Contingent consideration liability

        The Company entered into a contingent consideration arrangement with the purchase of Hotspot from a related party on March 13, 2015. The fair value of this liability at September 30, 2016 was $61.0 million. That value is based on estimates of discounted future cash payments, a significant unobservable input, and is considered a Level 3 measurement.

(10) Fair Value Measurement (Continued)

Fair Value of Financial Instruments

        The following table presents the Company's fair value hierarchy for those financial instruments held by the Company as of September 30, 2016 and December 31, 2015 (in millions):

	September 30, 2016
	Total	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	$69.1	$69.1	$—	$—
Restricted cash	1.8	1.8	—	—
Trading investments	0.5	0.5	—	—
Accounts receivable	135.6	—	135.6	—
Other receivables	2.1	—	2.1	—

Total assets	$209.1	$71.4	$137.7	$—

Liabilities:
Accounts payable	$39.5	$—	$39.5	$—
Section 31 fees payable	25.1	—	25.1	—
Contingent consideration liability to related party	61.0	—	—	61.0
Long-term debt	599.3	—	599.3	—

Total liabilities	$724.9	$—	$663.9	$61.0

	December 31, 2015
	Total	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	$75.1	$75.1	$—	$—
Trading investments	0.5	0.5	—	—
Available-for-sale investments	47.2	47.2	—	—
Accounts receivable	131.0	—	131.0	—
Other receivables	5.4	—	5.4	—

Total assets	$259.2	$122.8	$136.4	$—

Liabilities:
Accounts payable	$42.9	$—	$42.9	$—
Section 31 fees payable	93.0	—	93.0	—
Contingent consideration liability to related party	65.4	—	—	65.4
Long-term debt	677.6	—	677.6	—

Total liabilities	$878.9	$—	$813.5	$65.4

        The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, other receivables, accounts payable and Section 31 fees payable approximate fair value due to their liquid or short-term nature.

(10) Fair Value Measurement (Continued)

Long-term debt

        The carrying amount of long-term debt approximates its fair value based on quoted LIBOR at September 30, 2016 and December 31, 2015 and is considered a Level 2 measurement.

Information on Level 3 Financial Liabilities

        The following table sets forth a summary of changes in the fair value of the Company's Level 3 financial liabilities during the nine months ended September 30, 2016.

	Level 3 Financial Liabilities for the Nine Months Ended September 30, 2016
	Balance at Beginning of Period	Realized (gains) losses during period	Settlements	Balances at end of period
Liabilities
Contingent consideration liability to related party	$65.4	$2.2	$(6.6)	$61.0

Total Liabilities	$65.4	$2.2	$(6.6)	$61.0

(11) Segment Reporting

        The Company operates under four reportable segments: U.S. Equities, European Equities, U.S. Options and Global FX. Segment performance is primarily based on operating income (loss). The Company has aggregated all of its corporate costs, as well as other business ventures, within Corporate Items and Eliminations; however, operating expenses that relate to activities of a specific segment have been allocated to that segment.

  •
  The U.S. Equities segment includes listed cash equities and exchange-traded products (ETPs) transaction services that occur on BZX, BYX, EDGX and EDGA. It also includes the listed cash equities and exchange-traded products routed transaction services that occur on Trading and through January 12, 2015, routed transaction services that occurred on DE Route. In addition, it includes the listings business where ETPs and the Company are listed on BZX and includes the recently acquired ETF.com.

  •
  The European Equities segment includes the pan-European listed cash equities transaction services, ETPs, exchange-traded commodities, and international depository receipts that occur on the RIE, operated by BTL. It also includes the listed cash equities and exchange-traded products routed transaction services that occur on Chi-X Europe, as well as the listings business where ETPs can be listed on BTL.

  •
  The U.S. Options segment includes the listed equity options transaction services that occur on BZX and EDGX. It also includes the listed equity options routed transaction services that occur on Trading.

  •
  The Global FX segment includes institutional spot FX services that occur on the Hotspot Platform. The Company acquired Hotspot on March 13, 2015.

(10) Fair Value Measurement (Continued)

        Summarized financial data of reportable segments was as follows (in millions):

	U.S. Equities	European Equities	U.S. Options	Global FX	Corporate items and eliminations	Total
Three months ended September 30, 2016
Revenues	$340.4	$24.0	$66.8	$10.4	$—	$441.6
Operating income (loss)	47.2	7.4	5.5	(0.3)	(4.2)	55.6
Three months ended September 30, 2015
Revenues	$377.6	$30.0	$74.3	$10.1	$—	$492.0
Operating income (loss)	43.8	9.0	3.7	(1.0)	(0.6)	54.9

	U.S. Equities	European Equities	U.S. Options	Global FX	Corporate items and eliminations	Total
Nine months ended September 30, 2016
Revenues	$1,105.4	$82.5	$200.7	$29.8	$—	$1,418.4
Operating income (loss)	145.8	25.9	15.0	(3.3)	(7.5)	175.9
Nine months ended September 30, 2015
Revenues	$1,034.6	$90.1	$187.3	$23.2	$—	$1,335.2
Operating income (loss)	106.9	25.8	7.2	(4.0)	(0.9)	135.0

(12) Employee Benefit Plans

        The Company offers a 401(k) retirement plan eligible to all U.S. employees. The Company matches participating employee contributions dollar for dollar of up to five percent of salary. The Company's contribution amounted to $0.4 million and $0.3 million for the three months ended September 30, 2016 and 2015, respectively, and $1.4 million and $ 1.3 million for the nine months ended September 30, 2016 and 2015, respectively. This expense is included in compensation and benefits in the condensed consolidated statements of income.

        BTL operates a stakeholder contribution plan and contributes to employee-selected stakeholder contribution plans. The Company matches participating employee contributions of up to five percent of salary. All employees of BTL are eligible to participate. The Company's contribution amounted to $0.1 million for both the three months ended September 30, 2016 and 2015, and $0.4 million for both the nine months ended September 30, 2016 and 2015. This expense is included in compensation and benefits in the condensed consolidated statements of income.

(13) Related Party Transactions

        Certain related parties conduct trading activity through the Company. The extent of such activity is presented in the accompanying condensed consolidated statements of financial condition, income and cash flows.

        Certain related parties also own certain percentages of the term loans outstanding. As of September 30, 2016, $96.2 million of the Company's outstanding term loans is held by related parties.

(13) Related Party Transactions (Continued)

        In March 2015, the Company entered into a Transaction Services Agreement (TSA) with an affiliate of a certain stockholder, the seller of Hotspot. In connection with this TSA, the following expenses were recorded in the condensed consolidated statements of income for the period indicated:

	Three Months Ended		Nine Months Ended
	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
Systems and data communication	$0.1	$0.2	$0.3	$0.4
Occupancy	—	—	—	0.1
General and administrative	—	0.2	0.1	0.4

Total	$0.1	$0.4	$0.4	$0.9

(14) Regulatory Capital

        As a broker-dealer registered with the Securities and Exchange Commission (SEC), Trading is subject to the SEC's Uniform Net Capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined. The SEC's requirement also provides that equity capital may not be withdrawn or a cash dividend paid if certain minimum net capital requirements are not met. Trading computes the net capital requirements under the basic method provided for in Rule 15c3-1.

        As of September 30, 2016 and December 31, 2015, Trading is required to maintain net capital equal to the greater of 6.67% of aggregate indebtedness items, as defined, or $0.1 million. At September 30, 2016 and December 31, 2015, Trading had net capital of $6.1 million and $2.3 million, respectively, which was $5.5 million and $1.8 million, respectively, in excess of its required net capital of $0.6 million and $0.5 million, respectively.

        As entities regulated by the Financial Conduct Authority (FCA), BTL is subject to the Financial Resource Requirement (FRR) and Chi-X Europe is subject to the Capital Resources Requirement (CRR). As a RIE, BTL computes its FRR in accordance with its Financial Risk Assessment, as agreed by the FCA. This FRR was $16.5 million at September 30, 2016 and $17.2 million at December 31, 2015. At September 30, 2016 and December 31, 2015, BTL had capital in excess of its required FRR of $24.3 million and $15.0 million, respectively.

        As a Banks, Investment firms, PRUdential (BIPRU) 50k firm as defined by the Markets in Financial Instruments Directive of the FCA, Chi-X Europe computes its CRR as the greater of the base requirement of $0.1 million at September 30, 2016 and December 31, 2015, or the summation of the credit risk, market risk and fixed overheads requirements, as defined. At both September 30, 2016 and December 31, 2015, Chi-X Europe had capital in excess of its required CRR of $0.4 million.

(15) Stock-Based Compensation

        The Company utilizes equity award programs for offering long-term incentives to its employees. The equity incentives have been granted in the form of nonstatutory stock options and restricted stock. In conjunction with these programs, the Company recognized stock-based compensation expense of $2.1 million and $1.6 million for the three months ended September 30, 2016 and 2015, respectively, and $6.1 million and $4.2 million for the nine months ended September 30, 2016 and 2015, respectively. This expense is included in compensation and benefits in the condensed consolidated statements of income.

(15) Stock-Based Compensation (Continued)

        There are four equity incentive plans pursuant to which stock options and restricted stock have been granted: the Bats Global Markets, Inc. 2009 Stock Option Plan (2009 Plan), the Third Amended and Restated Bats Global Markets, Inc. 2012 Equity Incentive Plan (2012 Plan), the Bats Global Markets, Inc. 2016 Omnibus Incentive Plan (Omnibus Plan) and the Bats Global Markets, Inc. Non-Employee Directors Compensation Plan (Directors Plan). Options and restricted stock granted under these plans generally vest over four years except for the Directors Plan, which generally vest over one year. Options granted under the 2009 Plan and 2012 Plan have ten-year contractual terms. Pursuant to the 2009 Plan, 2012 Plan, Omnibus Plan and Directors Plan, the Company is authorized to grant restricted stock or stock options up to 6,388,663, 3,710,250, 4,074,000 and 291,000 shares, respectively.

        No new awards may be made under the 2009 Plan or the 2012 Plan. The Company has adopted the Omnibus Plan and Directors Plan for future awards.

Stock Options

        Summary stock option activity is presented below:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term (years)	Aggregate intrinsic value
Outstanding, December 31, 2015	1,946,038	$9.56	5.5	$12,098,084
Exercised	—

Outstanding and expected to vest, September 30, 2016	1,946,038	$9.56	4.6	$39,873,398

Exercisable at September 30, 2016	1,466,892	$8.59	3.4	$31,473,968

        Summary of the status of nonvested options is presented below:

Nonvested options	Options	Weighted average grant-date fair value
December 31, 2015—Nonvested	479,146	$4.64
Vested	—	—
Granted	—	—

September 30, 2016—Nonvested	479,146	$4.64

(15) Stock-Based Compensation (Continued)

  Restricted Stock

        Summary restricted stock activity is presented below:

	Number of shares	Weighted average grant date fair value
Nonvested stock at December 31, 2015	887,778	$14.23
Granted	727,877	16.32
Vested	(32,084)	13.21
Forfeited	(3,375)	15.69

Nonvested stock at September 30, 2016	1,580,196	$15.21

        The total unrecognized compensation expense related to nonvested restricted stock is approximately $18.5 million, which will be recognized over a weighted average remaining period of 2.8 years.

        The Company purchased 11,718 treasury shares for $0.3 million during the nine months ended September 30, 2016, as the result of 31,393 shares of restricted stock vesting to satisfy the employee income tax withholdings upon exercise.

(16) Income Taxes

        The Company records income tax expense during interim periods based on the best estimate of the full year's tax rate as adjusted for discrete items, if any, that are taken into account in the relevant interim period. Each quarter, the Company updates its estimate of the annual effective tax rate and any change in the estimated rate is recorded on a cumulative basis. The effective tax rate from continuing operations was 41.2% and 40.5% for the three months ended September 30, 2016 and 2015, respectively. The increase in the three months ended September 30, 2016 against the comparable period in the prior year was due to an increase in non-deductible expenses and unrecognized tax benefits partially offset by a lower effective state tax rate. The effective tax rate from continuing operations was 41.1% and 41.5% for the nine months ended September 30, 2016 and 2015, respectively. The decrease was due to a lower overall effective state tax rate.

(17) Earnings Per Share

        The following table sets forth the computation of basic and diluted earnings per share, after giving effect to the 1-for-2.91 stock split (in millions, except per share data):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Numerator:
Net income	$28.5	$25.3	$76.5	$60.5
Denominator:
Weighted average common shares outstanding for basic earnings per share	94.8	94.6	94.8	94.5
Weighted average effect of dilutive securities:
Stock options and restricted stock	2.0	0.8	1.6	0.7

Denominator for diluted earnings per share	96.8	95.4	96.4	95.2

Basic and diluted earnings per share:
Basic earnings per share	$0.30	$0.27	$0.81	$0.64
Diluted earnings per share	$0.29	$0.27	$0.79	$0.64

(18) Commitments and Contingencies

Legal Proceedings

        From time to time the Company is involved in various legal proceedings arising in the ordinary course of business. The Company does not believe that the outcome of any of the reviews, inspections or other legal proceedings will have a material impact on the consolidated financial position, results of operations or cash flows; however, litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance.

        On April 18, 2014, the City of Providence, Rhode Island filed a securities class action lawsuit in the Southern District of New York against Bats and Direct Edge, as well as 14 other securities exchanges. The action purports to be brought on behalf of all public investors who purchased and/or sold shares of stock in the United States between April 18, 2009 and the present on a registered public stock exchange (Exchange Defendants) or a United States-based alternate trading venue and were injured as a result of the misconduct detailed in the complaint, which includes allegations that the defendants committed fraud through a variety of business practices associated with, among other things, what is commonly referred to as high frequency trading. On May 2, 2014 and May 20, 2014, American European Insurance Company and Harel Insurance Co., Ltd. each filed substantially similar class action lawsuits against the Exchange Defendants which were ultimately consolidated with the City of Providence, Rhode Island securities class action lawsuit. On June 18, 2015, Judge Jesse Furman of the Southern District of New York held oral argument on the pending Motion to Dismiss and thereafter, on August 26, 2015, the Court issued an Opinion and Order granting Defendant's Motion to Dismiss, dismissing the Complaint in full. Plaintiff filed a Notice of Appeal of the dismissal on September 24, 2015 and its appeal brief on January 7, 2016. Respondent's brief was filed on April 7, 2016 and oral argument was held on August 24, 2016. Given the preliminary nature of the proceedings, the Company is unable to estimate what, if any, liability may result from this litigation. However, the Company believes that the claims are without merit and intends to litigate the matter vigorously.

        On May 23, 2014 and May 30, 2014, Harold R. Lanier filed three class action lawsuits in the Southern District of New York against Bats and other securities exchanges. The complaints were

(18) Commitments and Contingencies (Continued)

identical in all substantive respects, but each related to the dissemination of market data under a different market system—(i) the NASDAQ UTP Plan Market System; (ii) the OPRA Market System; and (iii) the Consolidated Quotation System and the Consolidated Tape System. Each of the actions purported to be brought on behalf of all subscribers who entered into contracts with the exchanges for the receipt of market data and were injured as a result of the misconduct detailed in the complaints, which includes allegations that the defendants did not provide market data services in a non-discriminatory manner or provide subscribers with "valid" data (i.e., data that is accurate and not stale). On January 16, 2015, Judge Katherine Forrest of the Southern District of New York held oral argument on the pending Motion to Dismiss and thereafter, on April 28, 2015, the Court filed an Opinion and Order granting the exchange defendants' Motion to Dismiss, terminating all three class action lawsuits with prejudice. On May 20, 2015, Plaintiff filed a Notice of Appeal of the dismissal and on September 1, 2015, Appellant filed its appeal brief. Respondent's brief was filed on November 24, 2015 and Appellant's reply brief was filed on December 8, 2015. Oral argument was held on March 3, 2016. On September 23, 2016, the Court filed a Judgment affirming the District Court's dismissal of all three class action lawsuits. Appellant thereafter filed a petition for a rehearing before the panel or the entire appellate court on October 7, 2016. Given the preliminary nature of the proceedings, the Company is unable to estimate what, if any, liability may result from this litigation. However, the Company believes that the claims are without merit and intends to litigate the matter vigorously.

        Securities Industry and Financial Markets Association (SIFMA) has filed a number of denial of access applications with the SEC to set aside proposed rule changes to establish or modify fees for Bats market data products and related services. Each application is being held in abeyance pending a decision on a separate SIFMA denial of access application held before the SEC's Chief Administrative Law Judge, (ALJ), regarding fees proposed by Nasdaq and the NYSE for their respective market data products. On June 1, 2016, the ALJ issued a decision rejecting SIFMA's denial of access challenge to the Nasdaq and NYSE fees at issue, concluding that the exchanges do not enjoy monopoly pricing power over their depth of book feeds. On July 19, 2016, SIFMA petitioned the SEC for review of the ALJ decision. An adverse ruling in that matter could cause the SEC to more closely examine exchange market data fees, which in turn could result in the Company having to reduce the fees it charges for market data.

        In addition, as a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine reviews and inspections by the SEC, Bats Trading is subject to reviews and inspections by the Financial Industry Regulatory Authority ("FINRA"), and BTL and Chi-X Europe are subject to regulatory oversight in the United Kingdom by the FCA. The Company has from time to time received inquiries and investigative requests from the SEC's Office of Compliance Inspections and Examinations as well as the Division of Enforcement seeking information about the Company's compliance with the federal securities laws as well as the Company's members' compliance with the federal securities laws.

(19) Subsequent Events

        On November 2, 2016, the Board of Directors declared a regular quarterly cash dividend of $0.08 per share on the Company's outstanding common stock, which is payable on December 13, 2016, to stockholders of record at the close of business on November 30, 2016.

        There have been no additional subsequent events that would require disclosure in, or adjustment to, the condensed consolidated financial statements as of and for the quarter ended September 30, 2016.

Annex A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among

CBOE HOLDINGS, INC.,

CBOE CORPORATION,

CBOE V, LLC

and

BATS GLOBAL MARKETS, INC.

Dated as of September 25, 2016

 ANNEX AND EXHIBIT INDEX

Annex I	Defined Term Index	A-100
Exhibit A	Form of Certificate of Incorporation of the Surviving Corporation
Exhibit B	Form of Certificate of Formation of the Surviving Company
Exhibit C	Form of Operating Agreement of the Surviving Company

AGREEMENT AND PLAN OF MERGER

        THIS AGREEMENT AND PLAN OF MERGER, dated as of September 25, 2016 (as amended in accordance with the terms hereof, this "Agreement"), is by and among CBOE HOLDINGS, INC., a Delaware corporation ("Parent"), CBOE CORPORATION, a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"), CBOE V, LLC, a Delaware limited liability company ("Merger LLC") and a wholly owned subsidiary of Parent, and BATS GLOBAL MARKETS, INC., a Delaware corporation (the "Company").

RECITALS

        WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, Merger Sub will be merged with and into the Company with the Company as the Surviving Corporation (the "Merger"), in accordance with the Delaware General Corporation Law (the "DGCL"), whereby each issued and outstanding share of voting common stock of the Company, par value $0.01 per share (the "Company Voting Common Stock"), and each issued and outstanding share of non-voting common stock of the Company, par value $0.01 per share (the "Company Non-Voting Common Stock" and, together with the Company Voting Common Stock, the "Company Common Stock"), other than any Company Shares owned directly or indirectly by any Parent Company or any Acquired Company and other than Appraisal Shares (as defined below) will be converted into the right to receive the Merger Consideration (as defined below);

        WHEREAS, immediately following the Merger, Parent will cause the Surviving Corporation in the Merger to merge with and into Merger LLC, a direct wholly owned subsidiary of Parent (the "Subsequent Merger"), in accordance with Section 1.4, on the terms and subject to the conditions of this Agreement and in accordance with the Delaware Limited Liability Company Act (the "LLC Act");

        WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger and the Subsequent Merger, taken together, shall qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and that this Agreement will be, and hereby is, adopted as a "plan of reorganization" for purposes of the Code;

        WHEREAS, each of Parent, Merger Sub, Merger LLC and the Company desires to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger;

        WHEREAS, as an inducement to and condition of Parent's, Merger Sub's and Merger LLC's willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, certain Persons are entering into a voting agreement with Parent dated as of the date hereof (the "Company Voting Agreement"); and

        WHEREAS, as an inducement to and condition of the Company's willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, certain Persons are entering into a voting agreement with the Company dated as of the date hereof (the "Parent Voting Agreement" and, together with the Company Voting Agreements, the "Voting Agreements").

        NOW, THEREFORE, in consideration of the mutual covenants and premises contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties to this Agreement agree as follows:

ARTICLE I

THE MERGER AND THE SUBSEQUENT MERGER

        Section 1.1    The Merger.

        (a)   On the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, Merger Sub shall be merged with and into the Company at the Effective Time. At the

Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the "Surviving Corporation"). The Merger shall have the effects set forth in this Agreement and specified in the DGCL.

        (b)   At the Effective Time, the certificate of incorporation of the Company shall be amended and restated to read as set forth on Exhibit A hereto (with such changes as may be required by the United States Securities and Exchange Commission (the "SEC") or any other Governmental Entity) and shall thereafter be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and hereof and applicable Law. At the Effective Time, the bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and hereof and applicable Law.

        Section 1.2    Closing.     The closing (the "Closing") of the transactions contemplated by this Agreement (such transactions, including the Merger, the Subsequent Merger and the Share Issuance, the "Transactions") will take place at 10:00 a.m., Chicago time, on a date to be specified by the parties, such date to be no later than the fifth Business Day after satisfaction or waiver of all of the conditions set forth in Article VI (other than conditions that may only be satisfied on the Closing Date, but subject to the satisfaction of such conditions), by electronic exchange of documents and signatures, unless another time, date or place is agreed to in writing by the parties hereto; provided that notwithstanding the satisfaction or waiver of the conditions set forth in Article VI, if the Marketing Period has not ended at the time of the satisfaction or waiver of such conditions (other than those conditions that may only be satisfied on the Closing Date, but subject to the satisfaction or waiver of such conditions), the Closing shall occur instead on (a) the date following the satisfaction or waiver of such conditions that is the earliest to occur of (i) any Business Day during the Marketing Period specified by Parent to the Company on no less than three (3) Business Days' written notice to the Company and (ii) the third (3rd) Business Day after the final day of the Marketing Period, but subject, in each case, to the satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their terms may only be satisfied on the Closing Date, but subject to the satisfaction or waiver of those conditions at such time) at such time or (b) such other date, time, or place as agreed to in writing by the parties hereto. The date on which the Closing actually occurs is referred to herein as the "Closing Date."

        Section 1.3    Effective Time.     On the Closing Date (or on such other date as Parent and the Company may agree), the Company and Merger Sub shall file with the Secretary of State of the State of Delaware a certificate of merger (the "Certificate of Merger") executed in accordance with, and containing such information as is required by, the relevant provisions of the DGCL in order to effect the Merger. The Merger shall become effective at the time the Certificate of Merger shall have been duly filed with, and accepted by, the Secretary of State of the State of Delaware or such later date and time as is agreed upon by the parties and specified in the Certificate of Merger, such date and time hereinafter referred to as the "Effective Time."

        Section 1.4    Subsequent Merger.

        (a)   Immediately after the Effective Time, Parent will cause the Surviving Corporation to merge with and into Merger LLC, the separate corporate existence of the Surviving Corporation shall thereupon cease, Merger LLC shall continue as the surviving entity (the "Surviving Company") and all of the rights and obligations of the Surviving Corporation under this Agreement shall be deemed the rights and obligations of the Surviving Company. The Subsequent Merger shall have the effects set forth in Section 18-209(g) of the LLC Act. Immediately following the completion of the Subsequent Merger, the Certificate of Formation and operating agreement of the Surviving Company shall be in the forms attached hereto as Exhibit B and Exhibit C, respectively (with such changes as may be required by the SEC or any other Governmental Entity).

        (b)   The Merger and Subsequent Merger, taken together, are intended to be treated for federal income tax purposes as a "reorganization" under Section 368(a) of the Code (to which each of Parent and the Company are to be parties under Section 368(b) of the Code) in which the Company is to be treated as merging directly with and into Parent, with the Company Shares converted in such merger into the right to receive the consideration provided for hereunder.

        (c)   Each of the parties hereto shall, and shall cause its Affiliates to, treat the Merger and Subsequent Merger for all tax purposes consistent with Section 1.4(b) unless required to do otherwise by applicable Law.

        Section 1.5    Directors and Officers of the Surviving Corporation.     The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, in each case until their respective successors shall have been duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the Surviving Corporation's certificate of incorporation and bylaws and applicable Laws.

        Section 1.6    Directors and Officers of Surviving Company; Directors of Certain Subsidiaries.     Parent shall take all actions as may be necessary such that (i) the directors of the Surviving Corporation immediately prior to the effective time of the Subsequent Merger shall be the directors of the Surviving Company from and after the effective time of the Subsequent Merger and (ii) the officers of the Surviving Corporation immediately prior to the effective time of the Subsequent Merger shall be the officers of the Surviving Company from and after the effective time of the Subsequent Merger, in the case of clause (i) or (ii), as applicable, until their respective successors shall have been duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the Surviving Company's certificate of formation and operating agreement and applicable Laws.

        Section 1.7    Post-Closing Governance.     Prior to the Effective Time, Parent shall take all requisite actions so that, as of the Effective Time, the Board of Directors of Parent (the "Parent Board") shall consist of fourteen (14) directors, including three (3) individuals designated by the Company who (i) are serving as directors of the Company immediately prior to the Effective Time and (ii) comply with the policies (including clarifications thereof provided to the Company) of the Nominating and Governance Committee of the Parent Board as in effect on the date hereof and previously provided to the Company (each of whom shall be appointed to the Parent Board as of the Effective Time).

ARTICLE II

MERGER CONSIDERATION; CONVERSION OF STOCK

        Section 2.1    Effect on Capital Stock.

        (a)   At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Company Common Stock (each a "Company Share" and collectively, the "Company Shares") or any shares of capital stock of Merger Sub:

            (i)  Each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

           (ii)  Each Company Share that is owned by any Parent Company or any Acquired Company shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and no shares of Parent common stock, par value $0.01 per share ("Parent Common Stock"), or other consideration shall be delivered or deliverable in exchange therefor.

        (b)   At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Merger Sub or the holders of any securities of the Company or Merger Sub:

            (i)  Subject to Sections 2.1(b)(iii), 2.1(c), 2.2 and 2.4, each issued and outstanding share of Company Non-Voting Common Stock and each issued and outstanding share of Company Voting Common Stock (in each case, other than Company Shares to be cancelled in accordance with Section 2.1(a)(ii) and any Appraisal Shares (to the extent provided in Section 2.1(c))), which immediately prior to the Effective Time will be the only classes of common stock of the Company then outstanding, shall thereupon be canceled and extinguished and automatically converted into and shall thereafter represent only the right to receive the following consideration, without interest thereon, upon the surrender of Company Shares in non-certificated book-entry form ("Company Book-Entry Shares"):

           (ii)

            (A)  Each Company Share with respect to which an election to receive a combination of stock and cash (a "Mixed Election") has been effectively made and not revoked or lost pursuant to Section 2.3 (each, a "Mixed Consideration Electing Share") and each Non-Electing Company Share shall be converted into the right to receive the combination (which combination shall hereinafter be referred to as the "Mixed Consideration") of (x) $10.00 in cash (the "Per Share Cash Amount") and (y) 0.3201 of a share of validly issued, fully paid and non-assessable shares of Parent Common Stock (the "Mixed Election Stock Exchange Ratio"), subject to adjustment in accordance with Section 2.1(b)(iii).

            (B)  Each Company Share with respect to which an election to receive only cash (a "Cash Election") has been effectively made and not revoked or lost pursuant to Section 2.3 (each, a "Cash Electing Company Share") shall be converted (provided that the Available Cash Election Amount equals or exceeds the Cash Election Amount) into the right to receive in cash, without interest, an amount (rounded to two decimal places) (the "Per Share Cash Election Consideration") equal to the sum of (i) the Per Share Cash Amount plus (ii) the product of the Mixed Election Stock Exchange Ratio multiplied by the Closing Volume-Weighted Average Price; provided, however, that if (x) the product of the number of Cash Electing Company Shares and the Per Share Cash Election Consideration (such product being the "Cash Election Amount") exceeds (y) the difference between (I) the product of the Per Share Cash Amount and the total number of Company Shares (other than Company Shares to be cancelled in accordance with Section 2.1(a)(ii)) issued and outstanding immediately prior to the Effective Time minus (II) the product of the number of Mixed Consideration Electing Shares (including any Non-Electing Company Shares) and the Per Share Cash Amount (such difference being the "Available Cash Election Amount"), then each Cash Electing Company Share shall be converted into a right to receive (1) an amount of cash (without interest) equal to the product (rounded to two decimal places) of (p) the Per Share Cash Election Consideration and (q) a fraction, the numerator of which shall be the Available Cash Election Amount and the denominator of which shall be the Cash Election Amount (such fraction being the "Cash Fraction") and (2) a number of validly issued, fully paid and non-assessable shares of Parent Common Stock equal to the product of (r) the Exchange Ratio and (s) one (1) minus the Cash Fraction.

            (C)  Each Company Share with respect to which an election to receive only stock consideration (a "Stock Election") has been effectively made and not revoked or lost pursuant to Section 2.3 (each, a "Stock Electing Company Share") shall be converted (provided that the Cash Election Amount equals or exceeds the Available Cash Election Amount), into a number of shares of validly issued, fully paid and non-assessable shares of Parent Common Stock (the "Exchange Ratio"), subject to adjustment in accordance with Section 2.1(b)(iii), equal to (i) the Mixed Election Stock Exchange Ratio plus (ii) the quotient (rounded to four decimal places) of the Per Share Cash Amount divided by the Closing Volume-Weighted Average Price; provided, however, that if the Available Cash Election Amount exceeds the Cash Election Amount, then each Stock Electing Company Share shall be converted into the right to receive (1) an amount of cash (without interest) equal to the amount (rounded to two decimal places) of such excess divided by the number of Stock Electing Company Shares and (2) a number of validly issued, fully paid and non-assessable shares of Parent Common Stock equal to the product (rounded to four decimal places) of (x) the Exchange Ratio and (y) a fraction, the numerator of which shall be the Per Share Cash Election Consideration minus the amount calculated in clause (1) of this paragraph and the denominator of which shall be the Per Share Cash Election Consideration.

          (iii)  Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement until the Effective Time, the outstanding shares of Parent Common Stock or the outstanding Company Shares or the securities convertible into or exercisable for shares of Parent Common Stock or Company Shares shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment or other similar transaction, or a stock dividend or stock distribution thereon shall be declared with a record date within said period, the Merger Consideration and the Exchange Ratio and any other similarly dependent items, as the case may be, shall be appropriately adjusted to provide the holders of Company Shares the same economic effect as contemplated by this Agreement prior to such event.

          (iv)  The shares of Parent Common Stock to be issued, and cash payable, upon the conversion of Company Shares pursuant to this Section 2.1(b) and cash in lieu of fractional shares of Parent Common Stock as contemplated by Section 2.2(e), are referred to collectively as "Merger Consideration."

        (c)   Notwithstanding anything in this Agreement to the contrary, Company Shares that are outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand and properly demands appraisal of such Company Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL ("Appraisal Shares") shall not be converted into Merger Consideration as provided in Section 2.1(b), but rather the holders of Appraisal Shares shall be entitled to payment by the Surviving Corporation of the fair value of such Appraisal Shares in accordance with Section 262 of the DGCL; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 of the DGCL, then the right of such holder to be paid the fair value of such holder's Appraisal Shares shall cease and such Appraisal Shares shall be deemed to be Mixed Consideration Electing Shares that have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, the Merger Consideration as provided in Section 2.1(b)(ii)(A). The Company shall serve prompt notice to Parent of any demands received by the Company for appraisal of any Company Shares, and Parent shall have the right to participate in and direct all negotiations and Actions with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

        Section 2.2    Exchange of Company Shares.

        (a)   Prior to the Effective Time, Parent shall deposit with a nationally recognized financial institution designated by Parent and reasonably acceptable to the Company (the "Exchange Agent"), for the benefit of the holders of Company Shares, for exchange in accordance with this Article II, through the Exchange Agent, certificates representing the full number of shares of Parent Common Stock issuable pursuant to Section 2.1 in exchange for outstanding Company Shares. Prior to the Effective

Time, Parent shall provide or shall cause to be provided to the Exchange Agent all of the cash necessary to pay the cash portion of the Merger Consideration, and shall, after the Effective Time on the appropriate payment date, if applicable, provide or cause to be provided to the Exchange Agent any dividends or other distributions payable on such shares of Parent Common Stock pursuant to Section 2.2(c) (such shares of Parent Common Stock and cash provided to the Exchange Agent, together with any dividends or other distributions with respect thereto, being hereinafter referred to as the "Exchange Fund"). For the purposes of such deposit, Parent shall assume that there will not be any fractional shares of Parent Common Stock. Parent shall make available to the Exchange Agent, for addition to the Exchange Fund, from time to time as needed, cash sufficient to pay cash in lieu of fractional shares in accordance with Section 2.2(e). The Exchange Agent shall deliver the Parent Common Stock and cash contemplated to be issued pursuant to Section 2.1 out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose.

        (b)   Each registered holder of one or more Company Book-Entry Shares shall automatically upon the delivery of a Form of Election be entitled to receive, the Merger Consideration. Payment of the Merger Consideration with respect to Company Book-Entry Shares shall only be made to the Person in whose name such Company Book-Entry Shares are registered.

        (c)   No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any Company Book-Entry Shares with respect to the shares of Parent Common Stock issuable upon surrender thereof, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.2(e), until delivery of a Form of Election, in accordance with this Article II. Subject to applicable Law, following delivery of a Form of Election, there shall be paid to the holder of the shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such delivery, the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.2(e) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such delivery and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.

        (d)   The Merger Consideration issued (and paid) in accordance with the terms of this Article II upon conversion of any Company Shares shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to such Company Shares (other than the right to receive dividends or other distributions, if any, in accordance with Section 2.2(c)). After the Effective Time there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of Company Shares that were outstanding immediately prior to the Effective Time.

        (e)   No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the conversion of Company Shares pursuant to Section 2.1, and such fractional share interests shall not entitle the owner thereof to vote or to any rights of a holder of Parent Common Stock. For purposes of this Section 2.2(e), all fractional shares to which a single record holder would be entitled shall be aggregated, and calculations shall be rounded to three decimal places. In lieu of any such fractional shares, each holder of Company Shares who would otherwise be entitled to such fractional shares shall be entitled to an amount in cash, without interest, rounded down to the nearest cent, equal to the product of (i) the amount of the fractional share interest in a share of Parent Common Stock to which such holder is entitled under Section 2.1(b) (or would be entitled but for this Section 2.2(e)) and (ii) an amount equal to the Closing Volume-Weighted Average Price. The amount of cash, if any, to be paid to holders of Company Common Stock in lieu of any fractional share interests in Parent Common Stock shall be paid by the Exchange Agent, without interest, to the holders of Company Common Stock entitled to receive such cash at the time of payment of the other Merger Consideration to which such holders are entitled.

        (f)    Any portion of the Exchange Fund that remains undistributed to the holders of Company Common Stock for 12 months after the Effective Time shall be delivered to Parent, and any holder of Company Common Stock who has not theretofore complied with this Article II shall thereafter look only to Parent for payment of its claim for the Merger Consideration and any dividends or distributions with respect to Parent Common Stock as contemplated by Section 2.2(c)(i).

        (g)   None of Parent, Merger Sub, the Company, the Surviving Corporation, the Surviving Company or the Exchange Agent shall be liable to any Person in respect of any shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund (including any amounts delivered to Parent in accordance with Section 2.2(f)) delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

        (h)   The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Parent, on a daily basis, provided that no such investment or losses thereon shall affect the Merger Consideration payable hereunder and following any losses Parent shall promptly provide additional funds to the Exchange Agent for the benefit of the holders of Company Shares in the amount of any such losses to the extent that the amount then in the Exchange Fund is insufficient to pay the cash portion of the Merger Consideration. Any interest and other income resulting from such investments shall be paid to Parent.

        (i)    Parent, the Surviving Corporation, the Surviving Company or the Exchange Agent, as applicable, shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code, and the rules and regulations promulgated thereunder, or under any provision of state, local or non-U.S. Tax Law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority, such amount deducted or withheld shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made, and, in the case of any amounts withheld from any payments not consisting entirely of cash, Parent shall be treated as though it withheld an appropriate amount of the type of consideration otherwise payable pursuant to this Agreement to any holder of Company Common Stock, sold such consideration for an amount of cash equal to the fair market value of such consideration at the time of such deemed sale and paid such cash proceeds to the Person in respect of which such deduction or withholding was made.

        Section 2.3    Company Election Procedures.

        (a)   Each Person who, on or prior to the Election Deadline, is a record holder of Company Shares other than Appraisal Shares shall be entitled to specify the number of such holder's Company Shares with respect to which such holder makes a Cash Election, a Stock Election or a Mixed Election.

        (b)   Parent shall prepare and file as an exhibit to the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the Share Issuance (together with any amendment or supplements thereto, the "Form S-4") a form of election (the "Form of Election") in form and substance reasonably acceptable to the Company. The Company shall mail the Form of Election with the proxy statement relating to the adoption and approval of this Agreement by the Company's stockholders and the approval of the Share Issuance by Parent's stockholders (together with any amendment or supplements thereto, the "Joint Proxy Statement") to all Persons who are record holders of Company Shares as of the record date for the Company Stockholder Meeting. The Form of Election shall be used by each record holder of Company Shares (or, in the case of nominee record holders, the beneficial owner through proper instructions and documentation) to make a Cash Election, a Stock Election or a Mixed Election. In the event that a holder fails to make a Cash Election, a Stock Election or a Mixed Election with respect to any Company Shares held or beneficially owned by such holder by the Election Deadline, then such holder shall be deemed to have made a Mixed Election with respect to those Company Shares (each such Company Share, a "Non-Electing Company Share").

The Company shall use its reasonable best efforts to make the Form of Election available to all Persons who become record holders of Company Shares during the period between the record date for the Company Stockholder Meeting and the Election Deadline.

        (c)   Any holder's election shall have been properly made only if the Exchange Agent shall have received at its designated office by 5:00 p.m., New York City time, on the date that is two (2) Business Days preceding the Closing Date (the "Election Deadline"), a Form of Election properly completed and signed and accompanied by any additional documents required by the procedures set forth in the Form of Election. After a Cash Election, a Stock Election or a Mixed Election is validly made with respect to any Company Shares, no further registration of transfers of such Company Shares shall be made on the stock transfer books of the Company, unless and until such Cash Election, Stock Election or Mixed Election is properly revoked.

        (d)   Parent and the Company shall publicly announce the anticipated Election Deadline at least three (3) Business Days prior to the anticipated Election Deadline. If the Closing Date is delayed to a subsequent date, the Election Deadline shall be similarly delayed to a subsequent date, and Parent and the Company shall promptly announce any such delay and, when determined, the rescheduled Election Deadline.

        (e)   Any Cash Election, Stock Election or Mixed Election may be revoked with respect to all or a portion of the Company Shares subject thereto by the holder who submitted the applicable Form of Election by written notice received by the Exchange Agent prior to the Election Deadline. In addition, all Cash Elections, Stock Elections and Mixed Elections shall automatically be revoked if this Agreement is terminated in accordance with Article VII. If a Cash Election or Stock Election is revoked, the Company Shares as to which such election previously applied shall be treated as Mixed Consideration Electing Shares in accordance with Section 2.1(b)(i) unless a contrary election is submitted by the holder within the period during which elections are permitted to be made pursuant to Section 2.3(c). The accounts of holders of Company Book-Entry Shares will not be credited at the Depository Trust Company, unless the holder so requests.

        (f)    The determination of the Exchange Agent (or the joint determination of Parent and the Company, in the event that the Exchange Agent declines to make any such determination) shall be conclusive and binding as to whether or not Cash Elections and Stock Elections shall have been properly made or revoked pursuant to this Section 2.3 and as to when Cash Elections, Stock Elections and revocations were received by the Exchange Agent. The Exchange Agent (or Parent and the Company jointly, in the event that the Exchange Agent declines to make the following computation) shall also make all computations contemplated by Section 2.1(b), and absent manifest error this computation shall be conclusive and binding. The Exchange Agent may, with the written agreement of Parent (subject to the consent of the Company, which shall not be unreasonably withheld, delayed or conditioned), make any rules as are consistent with this Section 2.3 for the implementation of the Cash Elections and Stock Elections provided for in this Agreement as shall be necessary or desirable to effect these Cash Elections and Stock Elections.

        Section 2.4    Treatment of Company Stock Awards.

        (a)   Each option (or portion thereof) to purchase Company Common Stock granted under any Company Stock Plan (a "Company Stock Option"), whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time shall cease, at the Effective Time, to represent a right to acquire Company Shares and shall be converted at the Effective Time, without any action on the part of any holder of any Company Stock Option, into an option to purchase Parent Common Stock (a "Parent Stock Option"), on the same terms and conditions (including vesting schedule) as were applicable to such Company Stock Option (for the avoidance of doubt, taking into account any changes thereto (including any acceleration or vesting thereof, as may be provided for in the relevant Company Stock Plan, the applicable award document or any applicable employment agreement or retention policy) in connection with the Transactions). The number of shares of Parent Common Stock subject to each such Parent Stock Option shall be equal to (i) the number of Company Shares subject to each such Company Stock Option immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio (subject to adjustment in accordance with Section 2.1(b)(iii)), rounded down to the nearest whole share of Parent Common Stock, and each such Parent Stock Option shall have an exercise price per share of Parent Common Stock (rounded up to the nearest whole cent) equal to (x) the exercise price per Company Share specified in such Company Stock Option, divided by (y) the Exchange Ratio (subject to adjustment in accordance with Section 2.1(b)(iii)); provided, that in the case of any Company Stock Option to which Section 421 of the Code applies as of the Effective Time (after taking into account the effect of any accelerated vesting thereof, if applicable) by reason of its qualification under Section 422 or Section 423 of the Code, the exercise price, the number of shares of Parent Common Stock subject to such option and the terms and conditions of exercise of such option shall be determined in a manner consistent with the requirements of Section 424(a) of the Code; provided, further, that the exercise price, the number of shares of Parent Common Stock subject to such option and the terms and conditions of exercise of each Company Stock Option shall be determined in a manner consistent with the requirements of Section 409A of the Code.

        (b)   As of the Effective Time, each outstanding award of restricted Company Common Stock ("Company Restricted Shares") granted pursuant to a Company Stock Plan that is outstanding and unvested immediately prior to the Effective Time shall be assumed by Parent and shall be converted into an award of restricted shares of Parent Common Stock ("Parent Restricted Shares"). Each such Parent Restricted Share shall be subject to the same terms and conditions (including vesting schedule) that applied to the corresponding Company Restricted Share immediately prior to the Effective Time (but taking into account any changes thereto provided for in this Agreement). As of the Effective Time, the number of Parent Restricted Shares into which the Company Restricted Shares are so assumed and converted shall be equal to the product of (i) the total number of outstanding Company Restricted Shares immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio.

        (c)   Prior to the Effective Time, the Company shall take all actions necessary to terminate the Company Stock Purchase Plan and all outstanding rights thereunder as of immediately prior to the Effective Time; provided that from and after the date hereof, the Company shall take all actions necessary to (i) ensure that no new Offering Period (as such term is defined in the Company Stock Purchase Plan) commences after the date hereof, (ii) ensure that no new participants are permitted to participate in the Company Stock Purchase Plan and that the existing participants thereunder may not increase their elections with respect to the Offering Period in effect on the date hereof (the "Final Payment Period") and (iii) provide notice to participants describing the treatment of the Company Stock Purchase Plan pursuant to this Section 2.4(c). If the Effective Time occurs during the Final Payment Period, the Final Payment Period shall terminate no later than the day immediately prior to the Closing Date, and the Company shall cause the exercise date applicable to the Final Payment Period to accelerate and occur on such termination date with respect to any then-outstanding options. Notwithstanding anything to the contrary herein, (A) all amounts allocated to each participant's account under the Company Stock Purchase Plan at the end of the Final Payment Period shall thereupon be used to purchase from the Company whole Company Shares at the applicable price under the Company Stock Purchase Plan for such Final Payment Period, which Company Shares shall be canceled at the Effective Time and converted into the right to receive the Merger Consideration in accordance with Section 2.1(b), and (B) as promptly as practicable following the purchase of Company Shares in accordance with the foregoing clause (A) each participant in the Company Stock Purchase Plan shall be returned the funds, if any, that remain in such participant's account after such purchase.

        (d)   Prior to the Effective Time, the board of directors of the Company (the "Company Board") (or an appropriate committee thereof) shall adopt such resolutions as are necessary for the treatment of the Company Restricted Shares, Company Stock Options and rights under the Company Stock Purchase Plan (collectively, the "Company Stock Awards") as contemplated by this Section 2.4.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        Except as (a) set forth in the corresponding section of the disclosure letter delivered by the Company to Parent prior to the execution and delivery of this Agreement (the "Company Disclosure Letter") which shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article III, (it being understood that the disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed to qualify other sections in this Article III to the extent (and only to the extent) that it is reasonably apparent on the face of such disclosure that such disclosure also qualifies or applies to such other sections) or (b) disclosed in the Company SEC Documents filed with, or furnished to, the SEC since April 14, 2016 and publicly available on the SEC's EDGAR website not less than two (2) Business Days prior to the date of this Agreement (excluding any disclosures contained in the "Risk Factors" section thereof, any disclosure contained in any "forward-looking statements" disclaimer or any other disclosure of risks or any other statements that are predictive or forward-looking in nature in each case other than any specific factual information contained therein, which shall not be excluded); provided, however, that any such disclosures in such Company SEC Documents shall be deemed to qualify a representation or warranty only if it is reasonably apparent on the face of such disclosure that such information is relevant to such representation or warranty; provided, further, that the disclosures in the Company SEC Documents shall not be deemed to qualify any representations or warranties made in Section 3.2, 3.3, 3.20, 3.21 or 3.22, the Company represents and warrants to Parent, Merger Sub and Merger LLC as follows:

        Section 3.1    Organization, Standing and Power; Subsidiaries.

        (a)   Section 3.1 of the Company Disclosure Letter contains a complete and accurate list of the name and jurisdiction of organization of each Acquired Company (each of the Company and its Subsidiaries is referred to herein as an "Acquired Company" and, collectively, as the "Acquired Companies"), the Company's percentage ownership of each Acquired Company (other than the Company) that is not a wholly owned Subsidiary of the Company and the jurisdictions in which each Acquired Company is qualified to conduct business. The Company has no Subsidiaries other than the entities identified in Section 3.1 of the Company Disclosure Letter. None of the Acquired Companies has any equity interest in, or any interest convertible into or exchangeable or exercisable for any equity interest in, any other entity, other than those set forth in Section 3.1 of the Company Disclosure Letter. Each Acquired Company is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization except, in the case of Acquired Companies other than the Company and any Material Company Subsidiary, for any failure to be so organized, existing or in good standing as would not be material to the Acquired Companies, taken as a whole. Each Acquired Company has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties and assets makes such qualification or licensing necessary, except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

        (b)   The Company has made available to Parent true, correct and complete copies of the certificate of incorporation of the Company, as amended to the date of this Agreement (as so amended, the "Company Charter"), the bylaws of the Company, as amended to the date of this Agreement (as so amended, the "Company Bylaws"), and the comparable charter and organizational documents of each Material Company Subsidiary, in each case as amended through the date of this Agreement. For purposes of this Agreement, "Material Company Subsidiary" means any Subsidiary of the Company that is listed in Section 3.1(b) of the Company Disclosure Letter.

        (c)   The Company or another Acquired Company owns directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each of the Subsidiaries of the Company, free and clear of any security interests, liens, claims, pledges, agreements, limitations in voting rights, charges, mortgages or other encumbrances (collectively, "Liens") of any nature whatsoever, except for restrictions on transfer under securities Laws, and all of such outstanding shares of capital stock or other equity interests have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Except for equity interests in the Subsidiaries of the Company and equity interests in another Person held by the Company or any of the Subsidiaries of the Company that consists of less than 1% of the outstanding capital stock or equivalent equity interests of such Person, neither the Company nor any Subsidiary of the Company owns, directly or indirectly, any equity interest in any Person, or has any obligation to acquire any such equity interest.

        Section 3.2    Capital Stock.

        (a)   The authorized capital stock of the Company consists of 362,500,000 shares of Company Voting Common Stock, 29,000,000 shares of Company Non-Voting Common Stock, and 43,500,000 shares of preferred stock of the Company, par value $0.01 per share ("Company Preferred Stock"). As of the close of business in New York City on September 19, 2016 (the "Company Specified Time"), (i) 100,665,411 Company Shares have previously been issued, of which 96,392,210 remain outstanding, all of which were duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights, (ii) no shares of Company Preferred Stock were issued and outstanding, (iii) 4,273,201 Company Shares were held in treasury and (iv) no Company Shares were held by any of the Company's Subsidiaries. No Company Share is represented by a certificate.

        (b)   As of the Company Specified Time, the Company had no Company Shares or shares of Company Preferred Stock reserved for issuance, except for (i) 6,366,478 Company Shares reserved for future grants pursuant to the Company Stock Plans, (ii) 1,946,038 Company Shares subject to outstanding Company Stock Options, (iii) 582,000 Company Shares reserved for issuance pursuant to the Company Stock Purchase Plan and (iv) rights to purchase a maximum of 26,814 Company Shares under the Company Stock Purchase Plan (excluding rights to purchase Company Shares as set forth in Section 3.2(b) of the Company Disclosure Letter) (assuming an exercise price equal to 90% of the fair market value of a Company Share on the offering date for the current offering period under the Company Stock Purchase Plan). The Company has made available to Parent true, correct and complete copies of all Company Stock Plans pursuant to which any Company Stock Awards are outstanding and the forms of all award agreements evidencing such awards. Section 3.2(b) of the Company Disclosure Letter sets forth the following information with respect to each Company Stock Award outstanding as of the Company Specified Time: (i) the Company Stock Plan pursuant to which such Company Stock Award was granted; (ii) the name of the holder of such Company Stock Award; (iii) the type of Company Stock Award; (iv) the number of Company Shares subject to such Company Stock Award; (v) the date on which such Company Stock Award was granted; (vi) the extent to which such Company Stock Award is vested as of the date of this Agreement and the times and extent to which such Company Stock Award is scheduled to become vested after the date of this Agreement; and (vii) the impact of the consummation of the Merger on the vesting of each such Company Stock Award.

        (c)   As of the date of this Agreement, except as set forth in Section 3.2(a) and except for changes since the Company Specified Time resulting from the exercise or settlement of the Company Stock Awards referred to in Section 3.2(b) and for the related award agreements in each case pursuant to Company Stock Plans, there are no outstanding or existing (i) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company (other than Company Stock Awards); (ii) options, calls, warrants, pre-emptive rights, anti-dilution rights or other rights, rights agreements, shareholder rights plans or other agreements, arrangements or commitments of any character (other than publicly traded options listed on a national exchange) relating to the issued or unissued capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company (other than Company Stock Awards); (iii) obligations of the Company to repurchase, redeem or otherwise acquire any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary; (iv) phantom stock, restricted stock units or other contractual rights the value of which is determined in whole or in part by reference to the value of any capital stock of the Company and there are no outstanding stock appreciation rights issued by the Company with respect to the capital stock of the Company (any such rights described in this clause (iv), "Company Stock Equivalents"); (v) voting trusts or other agreements or understandings to which the Company or, to the knowledge of the Company, any of its officers or directors is a party with respect to the voting of capital stock of the Company other than the Company Voting Agreements or (vi) bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matter on which the stockholders or other equity holders of the Company may vote ("Company Voting Debt").

        (d)   Since the Company Specified Time, the Company has not issued, granted, delivered, sold, pledged, disposed of or encumbered any shares of its capital stock, except in connection with the vesting of Company Restricted Shares and shares subject to Company Stock Awards in accordance with the terms of such instruments.

        (e)   As of the date of this Agreement, there are no accrued and unpaid dividends with respect to any outstanding Company Shares.

        Section 3.3    Authority.

        (a)   The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject, in the case of the Merger, to the adoption of this Agreement by the holders of at least a majority of the outstanding Company Common Stock entitled to vote thereon (the "Company Stockholder Approval"), to consummate the Transactions. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the Transactions, subject to obtaining the Company Stockholder Approval and filing the Certificate of Merger and the certificate of merger in connection with the Subsequent Merger, in each case with the Secretary of State of the State of Delaware as required by the DGCL. This Agreement has been duly executed and delivered by the Company and (assuming the due authorization, execution and delivery by the counterparties hereto) constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms except to the extent that enforceability (i) may be limited by applicable bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws affecting or relating to creditors' rights generally (whether now or hereafter in effect) and (ii) is subject to general principles of equity (the "Enforceability Limitations").

        (b)   The Company Board, at a meeting duly called and held, duly and unanimously (as among the members of the Company Board present) adopted resolutions (i) approving this Agreement, the Merger, the Subsequent Merger and the other Transactions, (ii) determining that the terms of the Merger, the Subsequent Merger and the other Transactions are in the best interests of the Company and its stockholders, (iii) directing that this Agreement be submitted to the stockholders of the Company for adoption, (iv) recommending that the Company's stockholders adopt this Agreement and (v) declaring that this Agreement is advisable. The Company Stockholder Approval is the only vote of the holders of any class or series of capital stock or other securities of the Company required under applicable Law, Contract or otherwise to approve the Transactions, and such vote is not necessary to consummate any Transaction other than the Merger.

        Section 3.4    No Conflict; Consents and Approvals.

        (a)   The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the Transactions, do not and will not (i) subject to any required approval by the SEC pursuant to Section 19(b) of the Exchange Act and Rule 19b-4 thereunder of the Merger, the Subsequent Merger, and any related amendments to the governance documents and rules of the Parent Companies or the Acquired Companies, conflict with or violate the Company Charter, the Company Bylaws or the comparable charter or organizational documents of any Material Company Subsidiary, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (vii) of Section 3.4(b) have been obtained and all filings and notifications described in such clauses have been made and any waiting periods related thereto have terminated or expired, conflict with or violate any U.S. or non-U.S. federal, state or local law, statute, code, directive, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction or decree (collectively, "Law"), in each case that is applicable to any Acquired Company or by which any of its assets or properties is subject or bound, (iii) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or result in a right of payment or loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any Company Material Contract, (iv) result in any breach or violation of any Company Plan (including any award agreement thereunder) or (v) result in the creation of any Lien upon any of the material properties or assets of any of the Acquired Companies (or any properties or assets of any of the Parent Companies, other than the Acquired Companies, following the Effective Time), other than, in the case of clauses (ii), (iii) and (iv) above, any such items that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect or materially impair the ability of the Company to perform its obligations hereunder or prevent or unreasonably delay the consummation of any of the Transactions.

        (b)   The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the Transactions, do not and will not require any consent, approval, order, license, authorization or permit of, action by, filing, registration or declaration with or notification to, any U.S. or non-U.S. governmental or regulatory (including stock exchange or other self-regulatory organization) authority, agency, court, commission or other governmental body (each, a "Governmental Entity"), except for (i) compliance with the applicable requirements of the Securities Act of 1933, as amended (the "Securities Act"), (and the rules and regulations promulgated thereunder) and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (and the rules and regulations promulgated thereunder), (ii) compliance with any applicable international, federal or state securities or "blue sky" Laws, (iii) the filing of a premerger notification and report form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the receipt, termination or expiration, as applicable, of waivers, consents, approvals, waiting periods or agreements required under Regulatory Laws, (iv) such filings as are necessary to comply with the rules and regulations of the applicable requirements of the Bats BZX Exchange, Inc. in its capacity as the listing exchange for the Company Voting Common Stock, (v) notifications to the U.K. Financial Conduct Authority of a change in control in accordance with the applicable rules promulgated under the U.K. Financial Services and Markets Act 2000, (vi) approval by FINRA under NASD Rule 1017 with respect to the change of ownership or control of broker dealer entities that are Acquired Companies, (vii) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger and the certificate of merger in connection with the Subsequent Merger, in each case, as required by the DGCL and (viii) where the failure to obtain such consents, approvals, orders, licenses, authorizations or permits of, or to make such filings, registrations or declarations with or notifications to, any Governmental Entity, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect or materially impair the ability of the Company to perform its obligations hereunder or prevent or unreasonably delay the consummation of any of the Transactions.

        Section 3.5    SEC Reports; Financial Statements.

        (a)   The Company has filed or furnished all forms, reports, statements, schedules, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed or furnished by the Company with the SEC since April 14, 2016 (all such forms, reports, statements, schedules, certifications, exhibits and other information incorporated therein, and other documents, collectively, the "Company SEC Documents"). As of their respective dates, or, if amended, as of the date of the last such amendment filed prior to the date hereof, each of the Company SEC Documents complied, and each Company SEC Document filed subsequent to the date hereof will comply, as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 ("SOX"), and the applicable rules and regulations promulgated thereunder, as the case may be, each as in effect on the date so filed. Except to the extent that information in any Company SEC Document has been revised or superseded by a Company SEC Document filed prior to the date hereof, none of the Company SEC Documents contains any untrue statement of a material fact or omits to state a material fact required to be stated or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary of the Company is subject to the periodic reporting requirements of the Exchange Act, and no Subsidiary of the Company is subject to the periodic reporting requirements of any non-U.S. Governmental Entity that performs a similar function to that of the SEC or any securities exchange or quotation system, in each case except for periodic reporting requirements by virtue of such Subsidiary's operations as a securities exchange, quotation system, broker or dealer.

        (b)   The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company and its consolidated Subsidiaries (including any related notes thereto) that are included in the Company SEC Documents (i) comply as to form in all material respects with the published rules and regulations of the SEC applicable thereto, (ii) have been prepared in accordance with United States generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and (iii) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries at the respective dates thereof and the consolidated results of their operations, cash flows and stockholders' equity for the periods indicated (subject to normal year-end adjustments and the absence of footnotes in the case of any unaudited interim financial statements and except as permitted by the SEC under the Exchange Act).

        (c)   The Company maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) reasonably designed to provide reasonable assurances regarding the reliability of financial reporting for the Acquired Companies. The Company has designed disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to provide reasonable assurance that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure. The Company has disclosed, based on its most recent evaluation, to the Company's outside auditors and the audit committee of the Company Board (i) any significant deficiencies and material weaknesses in the design or operation of such internal control over financial reporting that are reasonably likely to adversely affect in any material respect the Company's ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting. Since April 14, 2016, the Company has not identified any significant deficiency, material weakness or fraud, whether or not material, that involved management or other employees.

        (d)   Since April 14, 2016, (i) the then-acting Chief Executive Officer and the Chief Financial Officer of the Company have signed, and the Company has furnished to the SEC, all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX; (ii) the statements contained in such certifications are accurate; (iii) such certifications contain no qualifications or exceptions to the matters certified therein and have not been modified or withdrawn; and (iv) neither the Company nor any of its officers has received notice from any Governmental Entity questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certifications.

        (e)   Since January 1, 2015, (i) no Acquired Company nor, to the knowledge of the Company, any director, officer, employee, auditor, accountant or representative of any of the Acquired Companies has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of any of the Acquired Companies or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that any of the Acquired Companies has engaged in questionable accounting or auditing practices and (ii) no attorney representing any of the Acquired Companies, whether or not employed by any of the Acquired Companies, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company Board or any committee thereof or to any director or officer of the Company.

        (f)    The Company has made available to Parent true, correct and complete copies of all written comment letters from the staff of the SEC received since December 16, 2015 relating to the Company SEC Documents and all written responses of the Company thereto other than with respect to requests for confidential treatment. There are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Company SEC Documents and, to the knowledge of the Company, none of the Company SEC Documents (other than confidential treatment requests) is the subject of ongoing SEC review. There are no internal investigations, or to the knowledge of the Company, SEC inquiries or investigations or other governmental inquiries or investigations pending or threatened, in each case regarding any accounting practices of any of the Acquired Companies.

        Section 3.6    No Undisclosed Liabilities; Indebtedness.     (a) No Acquired Company has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, except for liabilities and obligations (i) reflected or reserved against in the Company's consolidated balance sheet as at December 31, 2015 (or the notes thereto), (ii) incurred in the ordinary course of business since December 31, 2015 consistent with past practice and consistent in nature and amount with those set forth on the Company's consolidated balance sheet as at December 31, 2015, (iii) arising out of or in connection with this Agreement or the Transactions or (iv) that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

        (b)   As of the date of this Agreement, none of the Acquired Companies has any third-party indebtedness for borrowed money (including any guarantee of any third-party indebtedness for borrowed money of any Person) except for such indebtedness between the Acquired Companies or guaranties by any Acquired Company of indebtedness of any Acquired Company.

        Section 3.7    Information Supplied.     None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, and none of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Joint Proxy Statement will, at the date it is first mailed to the Company's stockholders and Parent's Stockholders or at the time of the Company Stockholder Meeting or Parent Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 and Joint Proxy Statement and any other documents filed by the Company with the SEC in connection herewith will comply as to form in all material respects with the requirements of applicable Law, including the Exchange Act and the rules and regulations thereunder, except that no representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent, Merger Sub or Merger LLC for inclusion or incorporation by reference in the Form S-4 or Joint Proxy Statement.

        Section 3.8    Absence of Certain Changes or Events.     Since December 31, 2015 until the date hereof, (a) the businesses of the Acquired Companies have been conducted in the ordinary course of business consistent with past practice in all material respects, (b) there has not been any event, development, change or state of circumstances that, individually or in the aggregate, has had, or would reasonably be expected to have a Company Material Adverse Effect and (c) there has not been any action taken or not taken that, if occurred after the date hereof without Parent's written consent, would have resulted in a breach of Section 5.1.

        Section 3.9    Litigation.     As of the date of this Agreement, (a) there is no suit, action, proceeding, arbitration, mediation, audit, hearing, formal investigation, civil investigative demand, inquiry or request for documents commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity or arbitral body (each, an "Action") pending or, to the knowledge of the Company, threatened against any Acquired Company, any Acquired Company's properties or assets or any Acquired Company's present or former officers, directors or, to the knowledge of the Company, representatives (in their capacities as such), that (i) reasonably relates to or involves more than $10,000,000, (ii) seeks or imposes any material injunctive relief, (iii) was commenced by a Governmental Entity or (iv) individually or in the aggregate, has had, or would reasonably be expected to have a Company Material Adverse Effect, and (b) no Acquired Company nor any of its properties or assets nor any Acquired Company's present or former officers, directors or, to the knowledge of the Company, representatives (in their capacities as such) is subject to any judgment, order, injunction, ruling or decree of any Governmental Entity that reasonably relates to or involves more than $10,000,000.

        Section 3.10    Compliance with Laws; Permits.

        (a)   The Acquired Companies are in, and at all times since January 1, 2014, have been in, compliance with all Laws applicable to them or by which any of their assets or properties are bound, except for such violations or noncompliance that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect and excluding instances where an Acquired Company may operate inconsistent with its rulebook in potential violation of Section 19(g) of the Exchange Act where it is not reasonably expected to result in a disciplinary action by the SEC. None of the Acquired Companies has received any written communication during the past two years from a Governmental Entity that alleges that any Acquired Company is not in compliance with any Law in any material respect.

        (b)   Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, the Acquired Companies and their respective Affiliates, directors, officers and employees are in, and at all times since January 1, 2014, have been in, compliance with the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. §§ 78a et seq. (1997 and 2000)), and any other applicable foreign or domestic anticorruption or anti-bribery Laws (collectively, the "Fraud and Bribery Laws"), and none of the Acquired Companies nor, to the knowledge of the Company, any of their respective Affiliates, directors, officers, employees, agents or other representatives acting on any Acquired Company's behalf have directly or indirectly, in each case, in violation of the Fraud and Bribery Laws: (i) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) offered, promised, paid or delivered any fee, commission or other sum of money or item of value, however characterized, to any finder, agent or other party acting on behalf of or under the auspices of a governmental or political employee or official or governmental or political entity, political agency, department, enterprise or instrumentality, in the United States or any other country, (iii) made any payment to any customer or supplier, or to any officer, director, partner, employee or agent of any such customer or supplier, for the unlawful sharing of fees to any such customer or supplier or any such officer, director, partner, employee or agent for the unlawful rebating of charges, (iv) engaged in any other unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such customer or supplier or any such officer, director, partner, employee or agent or (v) taken any action or made any omission in violation of any applicable Law governing imports into or exports from the United States or any foreign country, or relating to economic sanctions or embargoes, corrupt practices, money laundering, or compliance with unsanctioned foreign boycotts.

        (c)   Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, the Acquired Companies and their respective Affiliates, directors, officers and employees are in, and at all times since January 1, 2014, have been in, compliance with applicable United States and foreign export control laws and regulations, including the United States Export Administration Act and implementing Export Administration Regulations; the Arms Export Control Act and implementing International Traffic in Arms Regulations; and the various economic sanctions laws administered by the Office of Foreign Assets Control of the U.S. Treasury Department. Without limiting the foregoing, there are no pending or, to the knowledge of the Company, threatened claims or investigations by any Governmental Entity of potential violations against any of the Acquired Companies with respect to export activity or export licenses that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

        (d)   The Acquired Companies have in effect all permits, licenses, grants, easements, clearances, variances, exceptions, consents, certificates, exemptions, registrations, authorizations, franchises, orders and approvals of all Governmental Entities (collectively, "Permits") necessary for them to own, lease, operate or use their properties and to carry on their businesses as now conducted, except for any Permits the absence of which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. All Permits of the Acquired Companies are in full force and effect, except where the failure to be in full force and effect, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

        Section 3.11    Benefit Plans.

        (a)   Section 3.11(a) of the Company Disclosure Letter sets forth a complete and accurate list of each material Company Plan. For purposes of this Agreement, "Company Plan" means any "employee benefit plan" (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), including any "multiemployer plan" (within the meaning of ERISA Section 3(37)), and any stock purchase, stock option, other equity-based compensation, severance, change-in-control, bonus, incentive, deferred compensation, pension, retirement, profit-sharing, savings, sick leave, vacation pay, disability, health or medical, life insurance, material fringe benefit, flexible spending account, employment or other compensation, incentive or employee benefit plan, agreement, program, payroll practice, policy or other arrangement, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the Transactions or otherwise), in each case, (i) that is sponsored or maintained by any of the Acquired Companies under which any current or former employee, director or individual independent contractor of any of the Acquired Companies has any present or future right to benefits or (ii) for which any of the Acquired Companies has any current or future potential (including contingent) material liability to or on behalf of any current or former employee, officer, director or individual independent contractor of any of the

Acquired Companies (including an obligation to make contributions). With respect to each material Company Plan, the Company has made available to Parent a current, accurate and complete copy of, to the extent applicable: (A) all plan documents, including all amendments, (B) all related trust agreements or other funding instruments, insurance contracts and material administrative contracts, (C) the most recent determination or opinion letter issued by the U.S. Internal Revenue Service (the "IRS") with respect to such plan, (D) the current summary plan description and other equivalent written communications by any of the Acquired Companies to their respective employees concerning the extent of the benefits provided under such Company Plan, including any summaries of material modifications, (E) audited financial reports and Forms 5500 (including all schedules thereto), as filed, for the most recent plan year, (F) all material correspondence with any Governmental Entity relating to any Action or potential Action involving such Company Plan and (G) any discrimination, coverage or similar annual tests performed during the most recent plan year.

        (b)   With respect to the Company Plans:

            (i)  each Company Plan has been established and administered in all respects in accordance with its terms and in compliance with all applicable Laws, including ERISA and the Code, including all filing and disclosure requirements, except for such failures to be established, administered or comply that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect;

           (ii)  no material non-exempt prohibited transaction, as described in Section 406 of ERISA or Section 4975 of the Code, or any material accumulated funding deficiency, as defined in Section 302 of ERISA or Section 412 of the Code, has occurred with respect to any Company Plan, and all material contributions required to be made under the terms of any Company Plan and any applicable Laws have been timely made and all material obligations in respect of each Company Plan as of the date hereof (including all premiums, fees and administrative expenses required to be paid under or in connection with each Company Plan) have been accrued and reflected in the Company's financial statements to the extent required by GAAP, consistently applied;

          (iii)  each Company Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination, advisory or opinion letter, as applicable, from the IRS that it is so qualified and, to the knowledge of the Company, nothing has occurred and no fact or circumstance exists that would reasonably be expected to cause any such Company Plan to not be so qualified;

          (iv)  there is no Action (including any investigation, audit or other administrative proceeding) by the Department of Labor, the Pension Benefit Guaranty Corporation, the IRS or any other Governmental Entity or by any plan participant or beneficiary pending, or to the knowledge of the Company, threatened, relating to any of the Company Plans or to the assets of any of the trusts under any of the Company Plans (other than routine claims for benefits), nor, to the knowledge of the Company, are there facts or circumstances that exist that would reasonably be expected to give rise to any such Actions, in each case, that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect;

           (v)  to the knowledge of the Company, each Company Plan which is a nonqualified deferred compensation plan within the meaning of, and subject to, Section 409A of the Code has been at all times administered, operated and maintained in all material respects in accordance with its terms and according to the requirements of Section 409A of the Code and the regulations promulgated thereunder;

          (vi)  no Person is entitled to receive any additional payment from any of the Acquired Companies as a result of the imposition of a Tax under Section 409A of the Code;

         (vii)  each Company Plan subject to the Laws of any jurisdiction outside of the United States (A) has been maintained and operated in all respects in accordance with all applicable requirements of such Laws, and the Acquired Companies have complied in all respects with all of their respective obligations under such non-U.S. Law, in each case, except for such failures to be maintained, operated or comply that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, (B) if intended to qualify for special Tax treatment, has met all requirements for such treatment and (C) if intended to be funded or book-reserved, is fully funded or book-reserved, as appropriate, based upon reasonable actuarial assumptions; and

        (viii)  to the knowledge of the Company, the execution of this Agreement and performance of the Transactions will not (either alone or upon the occurrence of any additional or subsequent events) result in the requirement, by any trustee or Governmental Entity or representative, that any of the Acquired Companies make any additional contributions to any such Company Plans.

        (c)   No Company Plan is subject to Title IV of ERISA, and neither the Company nor any of its ERISA Affiliates has any material liability, whether direct, indirect, contingent or otherwise, under Section 412 of the Code or Title IV of ERISA. Neither the Company nor any of its ERISA Affiliates has, at any time during the last six years, contributed to or been obligated to contribute to any "multiemployer plan," as defined in Section 3(37) of ERISA, or any employee benefit plan, program or arrangement that is subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, a multiple employer plan subject to Section 4063 or 4064 of ERISA, or a multiple employer welfare benefit arrangement (as defined in Section 3(40)(A) of ERISA).

        (d)   No Acquired Company has any obligations for material post-employment health or life benefits for any of their respective retired, former or current employees, except as required by Law or provided during any post-employment severance period. No Acquired Company has any obligation to provide material welfare benefits to any person who is not a current or former director, officer or employee of any of the Acquired Companies, or a beneficiary thereof.

        (e)   Neither the Company nor any of its ERISA Affiliates has any material liability of any kind whatsoever, direct, indirect, contingent or otherwise, (i) on account of any violation of the health care requirements of Part 6 or 7 of Subtitle B of Title I of ERISA or Section 4980B or 4980D of the Code or (ii) under Section 502(i) or 502(l) of ERISA.

        (f)    The Transactions will not, either alone or together with any other event, (i) entitle any current or former employee, director, or independent contractor of any of the Acquired Companies to any bonus, incentive, severance or other compensatory payment or benefit or (ii) accelerate the time of payment or vesting, or trigger any payment or funding (whether through a grantor trust or otherwise) of compensation or benefits under, or increase the amount allocable or payable or trigger any other material obligation pursuant to, any Company Plan.

        (g)   There is no contract, plan or arrangement (written or otherwise) covering any current or former employee of any of the Acquired Companies or any other person that, individually or in the aggregate, as a result of the consummation of the Transactions (either alone or in connection with any other event), would reasonably be expected to give rise to the payment of any amount that will not be deductible by any of the Acquired Companies under Section 280G of the Code, and no person is entitled to receive any additional payment as a result of the imposition of any excise Tax under Section 4999 of the Code.

        (h)   Set forth in Section 3.11(h) of the Company Disclosure Letter is a list of each holder of a performance-based cash bonus award and the amount that will be paid to such holder in connection with the Transactions.

        Section 3.12    Labor Matters.

        (a)   No Acquired Company is a party to, or is bound by, any collective bargaining agreement with any labor union, labor organization or works council, or any other agreement regarding the rates of pay or working conditions of any of its employees, and no Acquired Company has been a party to or bound by any such agreement within the last three years. No Acquired Company is obligated under any agreement to recognize or bargain with any labor organization, representative or union. Since January 1, 2015, there has been no labor dispute, strike, picketing, work stoppage or lockout, organizational activity or, to the knowledge of the Company, threat thereof, by or with respect to any employees of any of the Acquired Companies, whether engaged in collective action or not, except where such dispute, strike, picketing, work stoppage, lockout or organizational activity has not had, and would not reasonably be expected to have a Company Material Adverse Effect. Each Acquired Company has complied in all respects with all applicable Laws and administrative and regulatory requirements relating to wages, hours, immigration, discrimination in employment and collective bargaining, as well as the Workers Adjustment and Retraining Notification Act and comparable state, local and federal Laws, whether domestic or international ("WARN"), and all other state, local and federal Laws pertaining to employment and labor, and are not liable for any arrears of wages or any Taxes or penalties for failure to comply with any of the foregoing, except for such failures to comply that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. Further, there are no Actions or material charges, grievances, complaints or investigations pending or, to the knowledge of the Company, threatened by or on behalf of any employee or group of employees of any of the Acquired Companies, including any charges, grievances, complaints or investigations alleging material violations of state or federal Laws related to labor or employment, whether domestic or international, including without limitation, Laws related to wages and hours (including the Fair Labor Standards Act and comparable state or local Laws), immigration, discrimination in employment, collective bargaining, workplace health and safety, plant layoffs or shutdowns (including WARN) or any other Action before or under the jurisdiction of any court, arbitrator or tribunal, the Office of Federal Contract Compliance, the National Labor Relations Board, the Occupational Safety and Health Administration, the Equal Employment Opportunity Commission or the U.S. or any State Department of Labor, in each case, except as, individually or in the aggregate, have not had, and would not reasonably be expected to have a Company Material Adverse Effect. Without limiting the generality of the foregoing, each employee of an Acquired Company who works in the United States is duly authorized to work in the United States and the Acquired Companies have complied in all material respects with applicable Laws concerning the employment eligibility verification of each current employee and of each former employee covered by record retention requirements, including with respect to Form I-9. No Acquired Company is a federal, state or local government contractor or subcontractor, nor otherwise required to comply with any affirmative action obligations or other requirements.

        (b)   Section 3.12(b) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date hereof, of all of the employees of the Acquired Companies, including, with respect to each such employee, his or her name, position, date of hire, location, annual salary or base compensation, bonus opportunity, status as full-time or part-time, status as exempt or non-exempt and status as active or inactive.

        (c)   Section 3.12(c) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date hereof, of all individual independent contractors of the Acquired Companies that any of the Acquired Companies has paid more than $100,000 to during the last calendar year and with respect to each, the total amount of such payments, a brief description of the services provided and the duration of such contractor's engagement. To the knowledge of the Company, all individual independent contractors of the Acquired Companies have been properly classified as such under applicable Law.

        Section 3.13    Environmental Matters.

        (a)   Except as, individually or in the aggregate, has not resulted in, and would not reasonably be expected to result in, a material liability under Environmental Laws: (i) each Acquired Company is, and at all times subject to the relevant statute of limitations has been, in compliance with all applicable Environmental Laws, and possesses and is in compliance with all Environmental Permits necessary for its operations; (ii) there are no Materials of Environmental Concern present within any Company Real Property or on, or under or emanating from any property currently or, to the knowledge of the Company, formerly owned or operated by any of the Acquired Companies, except under circumstances that are not reasonably likely to result in liability of any of the Acquired Companies under any applicable Environmental Laws; (iii) there are no above ground or underground storage tanks at the Owned Company Real Property or utilized by any of the Acquired Companies at any Leased Company Real Property, and the Acquired Companies have made all required filings and notifications in connection with any of their use or storage of Materials of Environmental Concern required by Environmental Laws; (iv) no Acquired Company has received any written notification alleging that it is liable for, or has received a request for information pursuant to Environmental Laws regarding its potential liability in connection with, any release or threatened release of, or the exposure of any Person to, Materials of Environmental Concern at any location or in respect of any Company product or service; and (v) no Acquired Company has received any written claim or complaint, or is currently subject to any proceeding, relating to noncompliance with Environmental Laws or any other liabilities pursuant to Environmental Laws, and to the knowledge of the Company, no such matter has been threatened and there are no facts or conditions that would reasonably be expected to give rise to such claim or complaint.

        (b)   For purposes of this Agreement, the following terms shall have the meanings assigned below:

            (i)  "Environmental Laws" means all non-U.S., federal, state or local statutes, directives, regulations, ordinances, treaties, codes or decrees protecting the quality of the ambient air, soil, surface water or groundwater, or indoor air, or regulating or imposing standards of care in respect of the use, handling, release and disposal of, or exposure of Persons to, Materials of Environmental Concern, including those relating to electronic waste recycling, as such are in effect as of the date of this Agreement and any common law related to such;

           (ii)  "Environmental Permits" means all permits, licenses, registrations, approvals and other authorizations required under applicable Environmental Laws; and

          (iii)  "Materials of Environmental Concern" means any pollutant, contaminant, hazardous, acutely hazardous, or toxic substance or waste, dangerous good, radioactive material, petroleum (including crude oil, any fraction thereof and refined petroleum products), asbestos and asbestos-containing materials, polychlorinated biphenyls, or any other substances, whether man-made or naturally occurring that, due to their hazardous, toxic (or words of similar import) nature, are regulated under any Law pertaining to pollution or protection of human health or the environment.

        Section 3.14    Taxes.

        (a)   All material Tax Returns that are required to have been filed by or with respect to any Acquired Company have been timely filed (taking into account any properly obtained extension of time within which to file such Tax Returns), and all such Tax Returns are true, correct and complete in all material respects.

        (b)   The Acquired Companies have timely paid all material Taxes that may be due and owing by or with respect to any of them (whether or not required to be shown on any Tax Return).

        (c)   All material Taxes that any Acquired Company is required by Law to withhold or to collect for payment have been duly withheld and collected and have been paid to the appropriate Governmental Entity.

        (d)   There is not pending or, to the knowledge of the Company, threatened any audit, examination, investigation or other Action with respect to any Taxes for which an Acquired Company may be liable.

        (e)   All deficiencies asserted in writing or assessments made in writing as a result of any examination of Tax Returns required to be filed by or with respect to any Acquired Company have been paid in full or otherwise finally resolved.

        (f)    No Acquired Company has waived in writing any statute of limitations with respect to Taxes which waiver is currently in effect, and no written request for such a waiver is outstanding.

        (g)   With respect to each material income Tax Return required to be filed by or with respect to any Acquired Company, (i) such Tax Return has been examined by the appropriate Governmental Entity with all issues finally resolved or (ii) the period for assessment of Taxes related to such Tax Return has expired (taking into account all applicable extensions and waivers).

        (h)   No Acquired Company will be required to include or accelerate the recognition of any material item in income, or exclude or defer any material deduction or other material tax benefit, in each case in any taxable period (or portion thereof) after the Effective Time, as a result of any change in method of accounting, closing agreement, intercompany transaction, installment sale or receipt of any prepaid amount, in each case prior to the Effective Time.

        (i)    No Acquired Company has constituted a "distributing corporation" or a "controlled corporation" (in each case, within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local, or non-U.S. Law) (i) in the three years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a "plan" or "series of related transactions" (within the meaning of Section 355(e) of the Code) that includes the Transactions.

        (j)    The Company has never been a "United States real property holding corporation" within the meaning of Section 897 of the Code within the five-year period ending on the date hereof.

        (k)   No Acquired Company is a party to any Tax allocation, Tax sharing, Tax indemnity or Tax reimbursement agreement or arrangement (other than a customary agreement or arrangement contained in an ordinary course commercial agreement not primarily related to Taxes and other than pursuant to any agreement or arrangement with any other Acquired Company).

        (l)    There are no Liens for Taxes upon any property or assets of any Acquired Company, except for Permitted Liens.

        (m)  No Acquired Company has participated in any "listed transaction" within the meaning of Treasury Regulations Sections 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law).

        (n)   No Acquired Company is or has been a member of an affiliated group filing consolidated or combined Tax Returns (other than any such group that only includes Acquired Companies). No Acquired Company has any potential liability for Taxes of any other Person (other than another Acquired Company) pursuant to Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law) or as a transferee or successor.

        (o)   Neither the Company nor any Acquired Company has taken any action or failed to take any action or knows of any fact, agreement, plan or other circumstance that would, to the knowledge of the Company, jeopardize the qualification of the Merger and the Subsequent Merger, taken together, as a "reorganization" within the meaning of Section 368(a) of the Code. The representations and warranties set forth in the Company Tax Certificate are correct in all material respects as of the date hereof, assuming the Merger and the Subsequent Merger occurred on the date hereof.

        (p)   As used in this Agreement:

            (i)  "Tax" (and, with correlative meaning, "Taxes") means: (A) any federal, state, local or non-U.S. net income, gross income, gross receipts, windfall profit, severance, property, production, sales, use, license, excise, franchise, employment, payroll, withholding on amounts paid to or by any Person, alternative or add-on minimum, ad valorem, value-added, transfer, stamp or environmental Tax (including Taxes under Code Section 59A), escheat payments or any other Tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty, addition to Tax or additional amount imposed by any Governmental Entity and (B) any liability for the payment of amounts determined by reference to amounts described in clause (A) as a result of being or having been a member of any group of corporations that files, will file or has filed Tax Returns on a combined, consolidated or unitary basis, as a result of any obligation under any agreement or arrangement (including any obligations under any Tax allocation, Tax sharing or Tax indemnity agreement or arrangement), as a result of being a transferee or successor, by contract or otherwise.

           (ii)  "Tax Return" means any return, report or similar statement required to be filed with respect to any Tax (including any attached schedules), including any information return, claim for refund, amended return or declaration of estimated Tax.

        Section 3.15    Contracts.

        (a)   Section 3.15(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true, correct and complete list of each of the following Contracts to which any Acquired Company is a party or by which any Acquired Company or any of its assets or businesses is subject or bound (and any amendments, supplements and modifications thereto):

            (i)  any Contract that is a non-competition Contract or other Contract that (A) purports to limit in any material respect either the type of business in which any Acquired Company (or, after the Effective Time, any Parent Company) or any of its Affiliates, may engage or the manner or geographic area in which any of them may so engage in any business, (B) would require the disposition of any material assets or line of business of any of the Acquired Companies (or, after the Effective Time, any Parent Company) or any of their respective Affiliates as a direct result of the consummation of the Transactions, (C) is a material Contract that grants "most favored nation" or similar status that, following the Effective Time, would apply to Parent or any of its Subsidiaries, including any of the Acquired Companies; (D) contains any "exclusivity", preferred status or similar provision that prohibits or limits, in any material respect, the right of any of the Acquired Companies (or, after the Effective Time, would prohibit or limit, in any material respect, the right of any Parent Company) to make, sell, market, advertise or distribute any products or services or use, transfer, license, distribute or enforce any of their respective material Company Owned Intellectual Property rights; (E) obligates any of the Acquired Companies to purchase or obtain a minimum or specified amount of any product or service from any Person for more than $2,000,000, in the aggregate; or (F) involves the obligation or potential obligation of any of the Acquired Companies to make any "earn-out" or similar payments to any Person;

           (ii)  any indenture, loan or credit agreement, security agreement, guarantee, note, mortgage, letter of credit, reimbursement agreement or other Contract, in any such case relating to indebtedness or any other obligation of any Acquired Company having an outstanding principal amount in excess of $1,000,000 (except for such indebtedness between the Acquired Companies or guaranties by any Acquired Company of indebtedness of any Acquired Company);

          (iii)  any Contract relating to any joint venture, strategic alliance or partnership material to the Acquired Companies, taken as whole;

          (iv)  any Contract under which any of the Acquired Companies made payments of more than $2,000,000 during the fiscal year ended December 31, 2015 or reasonably expects to make payments of more than $2,000,000 during the fiscal year ending December 31, 2016 and, in either case, (A) is not terminable by any Acquired Company upon notice of 30 days or less without penalty and (B) excluding agreements made with any exchange Subsidiary members or participants entered into in the ordinary course of business, the form of which is publicly available;

           (v)  any Contract under which any of the Acquired Companies received payments of more than $500,000 during the fiscal year ended December 31, 2015 or reasonably expects to receive payments of more than $500,000 during the fiscal year ending December 31, 2016 and, in either case, excluding agreements made with any exchange Subsidiary members or participants entered into in the ordinary course of business, the form of which is publicly available;

          (vi)  any Contract that provides for any standstill pursuant to which any Acquired Company has agreed not to acquire assets or securities of another Person;

         (vii)  any (A) employment Contract that (x) provides for an annual base salary in excess of $250,000 or (y) is not terminable without cause by any of the Acquired Companies by notice of not more than sixty (60) days or without any termination payment or penalty or (B) any severance, retention, change in control or similar Contract;

        (viii)  any Contract that grants any rights of first refusal, rights of first offer, rights of first negotiation or other similar rights to any Person with respect to any material asset of the Acquired Companies, taken as a whole;

          (ix)  any Contract that relates to the acquisition or disposition of any business, capital stock or assets (whether by merger, sale of stock, sale of assets or otherwise) for aggregate consideration in excess of $1,000,000, under which any of the Acquired Companies has any outstanding contingent or other obligations, other than a Contract to purchase goods or services in the ordinary course of business;

           (x)  any Contract that is a settlement or similar Contract with any Governmental Entity or any other Person to which any of the Acquired Companies, or any of its assets or properties, is subject with material ongoing obligations of any of the Acquired Companies, taken as a whole;

          (xi)  any Contract with a federal Governmental Entity or any Contract that constitutes a subcontract executed with a prime contractor pursuant to any Contract with a federal Governmental Entity, in each case, that incorporates Federal Acquisition Regulation clauses as a term or condition of such Contract and entails material ongoing obligations of any of the Acquired Companies, taken as a whole;

         (xii)  any Contract purporting to indemnify or hold harmless any director, officer or employee of any of the Acquired Companies (other than the Company Charter, the Company Bylaws and the organizational documents of the Company's Subsidiaries);

        (xiii)  any Contract that is required to be disclosed by the Company pursuant to Item 404 of Regulation S-K under the Securities Act;

        (xiv)  any lease, sublease, waiver, side letter, guaranty or other Contract relating to any real property which any Acquired Company uses or occupies or has the right to use or occupy, now or in the future with annual rental payments in excess of $500,000 (collectively, the "Company Real Property Leases");

         (xv)  any disaster recovery or data center Contract;

        (xvi)  any Contract entered into prior to the date hereof that is required to be filed by the Company in a future report to be filed or furnished to the SEC as a "material contract" pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act, excluding those compensatory plans described in Item 601(b)(10)(iii) of Regulation S-K under the Securities Act, that has not been filed as an exhibit to or incorporated by reference in the Company SEC Documents filed prior to the date of this Agreement; and

       (xvii)  any Contract (other than those described in the foregoing clauses (i) through (xvi)) that is material to the business of the Acquired Companies, taken as a whole.

Each Contract entered into prior to the date hereof that is required to be filed by the Company as a "material contract" pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act, excluding those compensatory plans described in Item 601(b)(10)(iii) of Regulation S-K under the Securities Act, and each Contract required to be listed in Section 3.15(a) or Section 3.18(b) of the Company Disclosure Letter, a "Company Material Contract."

        (b)   True, correct and complete copies (subject to apparent redactions) of all Company Material Contracts have been made available to Parent in accordance with all applicable Laws. Each Company Material Contract is valid and binding on each Acquired Company party thereto and, to the knowledge of the Company, each other party thereto, and is in full force and effect, except in each case for such failures to be valid and binding or to be in full force and effect that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. The Company has not terminated, waived, amended, released or modified in any respect any provision of any standstill or similar agreement with respect to the Company to which it is currently or has, within the 12 months immediately preceding the date hereof, been a party. Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, there is no breach or default under any Company Material Contract by any of the Acquired Companies party thereto or, to the knowledge of the Company, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a breach or default thereunder by any of the Acquired Companies party thereto or, to the knowledge of the Company, any other party thereto.

        Section 3.16    Insurance.

        (a)   Section 3.16(a) of the Company Disclosure Letter sets forth a complete and correct list, as of the date of this Agreement, of all material errors & omissions insurance, directors & officers liability insurance, comprehensive general liability insurance and fiduciary insurance policies issued in favor of any Acquired Company or pursuant to which any of the Acquired Companies is a named insured, as well as any historic occurrence-based policies still in force. Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, as of the date of this Agreement, all such insurance policies are in full force and effect and all premiums due and payable thereon have been paid (other than retroactive or retrospective premium adjustments that are not yet, but may be, required to be paid with respect to any period ending before the Closing Date). Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have a Company Material Adverse Effect, (i) since January 1, 2015, the Company and each Material Company Subsidiary has been continuously insured in such amounts and with respect to such risks and losses as management has reasonably determined to be appropriate and (ii) no Acquired Company is in breach or default, and no Acquired Company has taken any action or failed to take any action which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or material modification of, any of such insurance policies. Since January 1, 2015, no Acquired Company has received any notice of cancellation or termination with respect to any material insurance policy of any of the Acquired Companies (other than in connection with ordinary course renewals).

        (b)   Section 3.16(b) of the Company Disclosure Letter sets forth a complete and correct list of the annual premiums for the Company's current fiscal year for the Company's directors' and officers' liability insurance policy ("D&O Insurance").

        Section 3.17    Properties.

        (a)   Section 3.17(a)(i) of the Company Disclosure Letter sets forth a true, correct and complete list of all real property owned by any of the Acquired Companies (the "Owned Company Real Property"), and Section 3.17(a)(ii) of the Company Disclosure Letter sets forth a true, correct and complete list of all material real property leased, licensed or occupied by any of the Acquired Companies (the "Leased Company Real Property" and, together with the Owned Company Real Property, the "Company Real Property"). Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, an Acquired Company has good fee simple title to the Owned Company Real Property free and clear of all Liens, except Permitted Liens. No Acquired Company owns, holds, has granted or is obligated under any option, right of first offer, right of first refusal or other contractual right to buy, acquire, sell, dispose or lease any of the Owned Company Real Property or other material real property or any material portion thereof or interest therein other than pursuant to any Company Real Property Lease.

        (b)   Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, rent and other sums and charges payable by any Acquired Company as tenants under any Company Real Property Lease are current in all material respects, and each Acquired Company has a good and valid leasehold interest in each parcel of real property leased by it pursuant to a Company Real Property Lease free and clear of all Liens, except for Permitted Liens.

        Section 3.18    Intellectual Property; Software.

        (a)   Section 3.18(a) of the Company Disclosure Letter contains a true, correct and complete list of all issued Patents and pending applications for Patents, registered Trademarks and pending applications to register Trademarks, Company Domain Names, registered Copyrights and applications to register Copyrights.

        (b)   Section 3.18(b) of the Company Disclosure Letter contains a true, correct and complete list of all material Contracts, licenses, sublicenses, assignments and indemnities, other than "shrink-wrap," "click-through" or similar license agreements, standard end-user or distributor license and sale Contracts and related maintenance and support Contracts entered into in the ordinary course of business, that relate to: (i) any Company Software (including any delivery, release, copy, license, or disclosure of source code of any Company Software to any third party) necessary to conduct the business of the Acquired Companies as presently conducted or (ii) other Company Intellectual Property necessary to conduct the business of the Acquired Companies as presently conducted and owned by a third party to which any Acquired Company holds a license (collectively, the "Company Intellectual Property Agreements").

        (c)   Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, (i) an Acquired Company solely and exclusively owns all right, title and interest in the Company Owned Intellectual Property, free and clear of any Liens (other than Permitted IP Encumbrances) or has a valid right to use any other Intellectual Property used or held for use in the Company's business, free and clear of any Liens (other than Permitted IP Encumbrances), (ii) the Company Owned Intellectual Property and the rights of the Acquired Companies in Intellectual Property under the Company Intellectual Property Agreements are all those Intellectual Property rights necessary to conduct the business of the Acquired Companies as presently conducted and (iii) the execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the Transactions, do not and will not affect any ownership, license rights or similar rights in and to the Company Intellectual Property.

        (d)   Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, (i) the business of the Acquired Companies (including the Company Software), as presently conducted, does not, infringe, misappropriate or otherwise violate the Intellectual Property rights of any other Person; (ii) there are no infringement or misappropriation Actions pending with respect to any Company Intellectual Property and (iii) no Person has infringed, misappropriated or otherwise violated, and no Person is currently infringing, misappropriating or otherwise violating, any Company Owned Intellectual Property.

        (e)   Except as, individually or in the aggregate, have not had, and would not reasonably be expected to have a Company Material Adverse Effect, all employees, agents, consultants or contractors who have contributed to or participated in the creation or development of any Company Owned Intellectual Property have executed a valid and enforceable agreement or are subject to an employment policy granting an assignment in favor of an Acquired Company of all right, title and interest in such material.

        (f)    Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, (i) except to the extent the disclosure of Know-How included in the Company Owned Intellectual Property has been made pursuant to applicable Law or in accordance with standard industry practice, the Acquired Companies have taken commercially reasonable measures to own and maintain the confidentiality of all Know-How included in the Company Owned Intellectual Property that an Acquired Company has elected to protect as a trade secret, (ii) there has been no breach or violation by any other party to any confidentiality obligations governing the use of such Know-How, (iii) there has been no unauthorized disclosure or use of such Know-How of the Acquired Companies and (iv) the Acquired Companies have taken commercially reasonable steps to prevent the unauthorized disclosure or use of and to otherwise protect and enforce their rights in all such Know-How of the Acquired Companies.

        (g)   To the knowledge of the Company, the Company owns or has a right to access and use in all material respects all the Company IT Systems, as such Company IT Systems are currently used by the Acquired Companies. The Acquired Companies maintain policies and procedures that protect the confidentiality, integrity and security of the Company IT Systems and the Company Data in accordance in all material respects with generally accepted standards within the information technology industry for companies of comparable size and stage. To the knowledge of the Company, the Company IT Systems (i) are reasonably adequate for the current operation of the Acquired Companies, (ii) are, including in relation to any data stored or processed therein, fully functional in all material respects and no material errors or defects which have not been fully remedied or rectified have been discovered therein, (iii) have not suffered any material security breach or any security breach required to be reported under the Regulation Systems Compliance and Integrity, as adopted by the U.S. Securities and Exchange Commission, since November 3, 2015 and (iv) do not contain any "back door," "drop dead device," "time bomb," "Trojan horse," "virus" or "worm" (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing, any of the following functions: (A) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed or (B) damaging or destroying any data or file without the user's consent.

        (h)   Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, no Open Source Code licensed to any Acquired Company is incorporated into or distributed with any Company Software owned by any Acquired Company in a manner that would require that any such Company Software owned by any Acquired Company to be made available or distributed in source code form.

        (i)    Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, (i) the Acquired Companies are in, and at all times since January 1, 2014, have been in, compliance with all Company Privacy Policies and applicable Laws concerning the collection, storage, use, transfer, disclosure and other processing and tracking of Personal Data gathered or accessed in the course of their operations, (ii) none of the Acquired Companies has received written notice of any, and to the knowledge of the Company, there is no violation of any such Laws or Company Privacy Policies through the date hereof, (iii) the Acquired Companies are in compliance in all respects with all of their respective contractual commitments with respect to such Personal Data and have commercially reasonable safeguards in place to protect such Personal Data in their possession or control from unauthorized access consistent with such applicable Laws concerning the collection, storage, use, transfer, disclosure and other processing and tracking of Personal Data, Company Privacy Policies and contractual commitments, (iv) there have been no data breaches involving any such Personal Data in the possession of any of the Acquired Companies, and none of the Acquired Companies nor any other Person has made any illegal or unauthorized use or disclosure of such Personal Data that was collected by or on behalf of any of the Acquired Companies and (v) none of the Acquired Companies is subject to any contractual requirements, privacy policies or other legal obligations that, following the Effective Time and as a result of the Transactions, would prohibit the Acquired Companies after the Effective Time from receiving or using Company Data substantially in the manner in which the Acquired Companies receive and use such Company Data immediately prior to the Effective Time.

        (j)    Except as, individually or in the aggregate, have not had, and would not reasonably be expected to have a Company Material Adverse Effect, the Acquired Companies have all necessary and required rights to license, use, sublicense and distribute all Company Data to conduct the business of the Acquired Companies as presently conducted.

        (k)   For purposes of this Agreement, the following terms shall have the meanings assigned below:

            (i)  "Company Data" means all data contained in the Company IT Systems or the Acquired Companies' databases (including all Company User Data and Personal Data) and all other information and data compilations used by, or necessary to the business of, the Acquired Companies;

           (ii)  "Company Domain Names" means all Domain Names owned or purported to be owned by any Acquired Company;

          (iii)  "Company Intellectual Property" means all Company Owned Intellectual Property and all Intellectual Property in which any Acquired Company has (or purports to have) a license or similar right;

          (iv)  "Company IT Systems" means all information technology and computer systems (including Company Software, information technology and telecommunication hardware and other equipment) relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data or information, whether or not in electronic format, used in or necessary to the conduct of the business of the Acquired Companies;

           (v)  "Company Owned Intellectual Property" means Intellectual Property and Software owned by any Acquired Company or in which any Acquired Company purports to have an ownership interest (in each case, whether exclusively, jointly with another Person, or otherwise);

          (vi)  "Company Privacy Policy" means each external or internal, past or present, privacy policy of any Acquired Company, including any policy relating to: (A) the privacy of users of any Company Software; (B) the collection, storage, disclosure or transfer of any Company User Data or Personal Data; and (C) any employee information;

         (vii)  "Company Software" means Software owned by any Acquired Company or in which any Acquired Company purports to have an ownership interest (in each case, whether exclusively, jointly with another Person or otherwise) or in which any Acquired Company has (or purports to have) any license or similar right;

        (viii)  "Company User Data" means any Personal Data or other data or information collected by or on behalf of any Acquired Company from users of any Company Software;

          (ix)  "Copyrights" means any and all works of authorship (whether or not copyrightable), moral rights, U.S. and non-U.S. registered and unregistered copyrights, mask works in both published works and unpublished works of authorship, and pending applications to register the same, and all copyrightable subject matter;

           (x)  "Domain Names" means any and all rights in internet web sites and internet domain names;

          (xi)  "Intellectual Property" means collectively Patents, Trademarks, Domain Names, Copyrights, Know-How, databases and data compilations and any other similar type of proprietary intellectual property right;

         (xii)  "Know-How" means any and all confidential or proprietary information, know-how, trade secrets, customer lists, technical information, research and development, data, processes, formulas, algorithms, methods, trading systems, processes and technology;

        (xiii)  "Open Source Code" means any and all software code or other material that is distributed as "free software" or "open source software" or is otherwise distributed under a similar licensing or distribution model. Open Source Code includes software code that is licensed under the GNU General Public License, GNU Lesser General Public License, Mozilla License, Common Public License, Apache License, BSD License, Artistic License or Sun Community Source License, or any other license described by the Open Source Initiative as set forth on www.opensource.org;

        (xiv)  "Patents" means any and all U.S. and non-U.S. patents, patent applications and inventions and discoveries that may be patentable, and all related continuations, continuations-in-part, divisionals, reissues, renewals, re-examinations, substitutions, extensions, supplementary protection certificates and later-filed non-U.S. counterparts thereto;

         (xv)  "Permitted IP Encumbrance" means any such matters of record, Lien and other imperfections of title that do not, individually or in the aggregate, materially impair the continued ownership, use and operation of the assets to which they relate in the business of as currently conducted;

        (xvi)  "Personal Data" means a natural person's name, street address, telephone number, e-mail address, photograph, social security number, driver's license number, passport number, customer or account number, or any other piece of information that alone or together with other information allows the identification of a natural person and includes Protected Health Information;

       (xvii)  "Protected Health Information" means "individually identifiable health information" as defined by the Administrative Simplification provisions of the Health Insurance Portability and Accountability Act of 1996, as amended, and its implementing regulations;

      (xviii)  "Software" means any and all computer programs, applications, systems, and software, including source code, object, executable or binary code, objects, comments, screens, user interfaces, algorithms, report formats, templates, menus, buttons and icons and all files, data, materials, manuals, design notes and other items and documentation related thereto or associated therewith; and

        (xix)  "Trademarks" means any and all U.S. (both federal and state) and non-U.S. trade names, logos, trade dress, assumed business names, trade names, registered and unregistered trademarks, service marks and other similar designations of source or origin, together with the goodwill symbolized by or associated with any of the foregoing, and any common law rights, registrations and applications to register the foregoing.

        Section 3.19    Affiliate Transactions.     No material relationship, direct or indirect, exists between any Acquired Company, on the one hand, and any officer, director or other Affiliate (other than any Acquired Company) of the Company, on the other hand, that is required to be described under Item 404 of Regulation S-K under the Securities Act in the Company SEC Documents, which is not described therein. To the knowledge of the Company, no Affiliate has threatened as of the date hereof to terminate, modify or cancel its business relationship (in whole or in substantial part) with any of the Acquired Companies following the Effective Time.

        Section 3.20    Brokers.     Except for Barclays Capital Inc. and UBS Securities LLC, no broker, investment banker, financial advisor or other Person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the Transactions. True, correct and complete copies of all Contracts between any of the Acquired Companies and each of Barclays Capital Inc. and UBS Securities LLC have been made available to Parent solely for informational purposes (subject to redaction of the fee structure contained therein so long as the Company has orally provided Parent with its calculation of the fee payable to each such broker assuming that the Closing were to occur as of the date hereof).

        Section 3.21    Takeover Statutes.     No Takeover Laws or any anti-takeover provision in the Company Charter or the Company Bylaws are, or at the Effective Time will be, applicable to the Company, this Agreement, the Merger, the Subsequent Merger or any of the other Transactions. For purposes of this Agreement, "Takeover Laws" shall mean any "moratorium," "control Company Common Stock acquisition," "fair price," "supermajority," "affiliate transactions," or "business combination statute or regulation" or other similar state anti-takeover Laws and regulations.

        Section 3.22    Fairness Opinion.     The Company Board has received the oral opinion of Barclays Capital Inc., dated as of the date of this Agreement, to be confirmed in writing (with a copy provided solely for informational purposes to Parent promptly after the Company receives such confirmation), to the effect that, as of such date and subject to the assumptions, limitations and qualifications reflected therein, the Merger Consideration to be offered to the stockholders of the Company in the Merger, is fair, from a financial point of view, to the Company's stockholders.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF
PARENT, MERGER SUB AND MERGER LLC

        Except as (a) set forth in the corresponding section of the disclosure letter delivered by Parent to the Company prior to the execution and delivery of this Agreement (the "Parent Disclosure Letter") which shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article IV, (it being understood that the disclosure of any item in any section or subsection of the Parent Disclosure Letter shall be deemed to qualify other sections in this Article IV to the extent (and only to the extent) that it is reasonably apparent on the face of such disclosure that such disclosure also qualifies or applies to such other sections) or (b) disclosed in the Parent SEC Documents filed with, or furnished to, the SEC and publicly available on the SEC's EDGAR website not less than two (2) Business Days prior to the date of this Agreement (excluding any disclosures contained in the "Risk Factors" section thereof, any disclosure contained in any "forward-looking statements" disclaimer or any other disclosure of risks or any other statements that are predictive or forward-looking in nature in each case other than any specific factual information contained therein, which shall not be excluded); provided, however, that any such disclosures in such Parent SEC Documents shall be deemed to qualify a representation or warranty only if it is reasonably apparent on the face of such disclosure that such information is relevant to such representation or warranty; provided, further, that the disclosures in the Parent SEC Documents shall not be deemed to qualify any representations or warranties made in Section 4.2, 4.3, 4.20, 4.21 or 4.23, Parent, Merger Sub and Merger LLC jointly and severally represent and warrant to the Company as follows:

        Section 4.1    Organization, Standing and Power; Subsidiaries.

        (a)   Each of Parent, Merger Sub and Merger LLC is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization except for any failure to be so organized, existing or in good standing as would not be material to the Parent Companies, taken as a whole. Each Parent Company has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties and assets makes such qualification or licensing necessary, except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

        (b)   Parent has made available to the Company true, correct and complete copies of the certificate of incorporation of Parent, as amended to the date of this Agreement (as so amended, the "Parent Charter"), the bylaws of Parent, as amended to the date of this Agreement (as so amended, the "Parent Bylaws"), and the comparable charter and organizational documents of Merger Sub, Merger LLC and each Material Parent Subsidiary, in each case as amended through the date of this Agreement. For purposes of this Agreement, "Material Parent Subsidiary" means any Subsidiary of Parent that is listed in Section 4.1(b) of the Parent Disclosure Letter.

        (c)   Parent or another Parent Company owns directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each of the Subsidiaries of Parent, free and clear of any Liens of any nature whatsoever, except for restrictions on transfer under securities Laws, and all of such outstanding shares of capital stock or other equity interests have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Except for equity interests in the Subsidiaries of Parent and equity interests in another Person held by Parent or any of the Subsidiaries of Parent that consists of less than 1% of the outstanding capital stock or equivalent equity interests of such Person, neither Parent nor any Subsidiary of Parent owns, directly or indirectly, any equity interest in any Person, or has any obligation to acquire any such equity interest.

        Section 4.2    Capital Stock.

        (a)   The authorized capital stock of Parent consists of 20,000,000 shares of preferred stock of Parent, par value $0.01 per share ("Parent Preferred Stock"), and 325,000,000 shares of Parent Common Stock. As of the close of business in New York City on September 22, 2016 (the "Parent Specified Time"), (i) 81,769,188 shares of Parent Common Stock were issued and outstanding (including 483,881 Parent Restricted Shares, which includes performance-based Parent Restricted Shares assuming a target level of performance), (ii) no shares of Parent Preferred Stock were issued or outstanding and (iii) no shares of Parent Preferred Stock or Parent Common Stock were held by Parent as treasury shares.

        (b)   As of the Parent Specified Time, Parent had no shares of Parent Common Stock or shares of Parent Preferred Stock reserved for issuance, except for (i) 4,549,901 shares of Parent Common Stock reserved for future grants pursuant to the Parent Stock Plans and (ii) 320,688 shares of Parent Common Stock subject to outstanding Parent restricted stock units ("Parent RSUs"). Parent has made available to the Company true, correct and complete copies of all Parent Stock Plans pursuant to which any Parent Restricted Shares and Parent RSUs (collectively, "Parent Stock Awards") are outstanding and the forms of all award agreements evidencing such awards.

        (c)   As of the date of this Agreement, except as set forth in Section 4.2(a) and except for changes since the Parent Specified Time resulting from the exercise or settlement of the Parent RSUs referred to in Section 4.2(b) and for the related award agreements, in each case pursuant to Parent Stock Plans, there are no outstanding or existing (i) securities of Parent convertible into or exchangeable for shares of capital stock or voting securities of Parent (other than Parent RSUs); (ii) options, calls, warrants, pre-emptive rights, anti-dilution rights or other rights, rights agreements, shareholder rights plans or other agreements, arrangements or commitments of any character (other than publicly traded options listed on a national exchange) relating to the issued or unissued capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Parent (other than Parent RSUs); (iii) obligations of Parent to repurchase, redeem or otherwise acquire any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Parent or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary; (iv) phantom stock, restricted stock units or other contractual rights the value of which is determined in whole or in part by reference to the value of any capital stock of Parent and there are no outstanding stock appreciation rights issued by Parent with respect to the capital stock of Parent (any such rights described in this clause (iv), "Parent Stock Equivalents"); (v) voting trusts or other agreements or understandings to which Parent or, to the knowledge of Parent, any of its officers or directors is a party with respect to the voting of capital stock of Parent other than the Parent Voting Agreements or (vi) bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matter on which the stockholders or other equity holders of Parent may vote ("Parent Voting Debt").

        (d)   As of the date of this Agreement, there are no accrued and unpaid dividends with respect to any outstanding shares of Parent Common Stock.

        Section 4.3    Authority.

        (a)   Each of Parent, Merger Sub and Merger LLC has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to the approval of the Share Issuance by the holders of a majority of the shares of Parent Common Stock entitled to vote thereon and present in person or represented by proxy at the Parent Stockholder Meeting (the "Parent Stockholder Approval") and subject to the adoption of this Agreement by Parent in its capacity as sole stockholder of Merger Sub and the adoption of this Agreement by Parent in its capacity as sole member of Merger LLC, to consummate the Transactions. The execution, delivery and performance of this Agreement by Parent, Merger Sub and Merger LLC and the consummation by Parent, Merger Sub and Merger LLC of the Transactions have been duly authorized by all necessary corporate or limited liability company action on the part of Parent, Merger Sub and Merger LLC, and no other corporate or limited liability company proceedings on the part of Parent, Merger Sub or Merger LLC are necessary to approve this Agreement or to consummate the Transactions other than the Parent Stockholder Approval, the adoption of this Agreement by Parent in its capacity as sole stockholder of Merger Sub and the adoption of this Agreement by Parent in its capacity as sole member of Merger LLC. This Agreement has been duly executed and delivered by Parent, Merger Sub and Merger LLC and (assuming the due authorization, execution and delivery by the counterparties hereto) constitutes the valid and binding obligation of Parent, Merger Sub and Merger LLC, enforceable against each of Parent, Merger Sub and Merger LLC in accordance with its terms, subject to the Enforceability Limitations.

        (b)   The Parent Board, at a meeting duly called and held duly and unanimously adopted resolutions (i) approving this Agreement, the Merger, the Subsequent Merger, the Share Issuance and the other Transactions, (ii) determining that the terms of the Merger, the Subsequent Merger, the Share Issuance and the other Transactions are in the best interests of Parent and its stockholders and (iii) recommending that Parent's stockholders approve the Share Issuance. The Parent Stockholder

Approval is the only vote of the holders of any class or series of capital stock or other securities of Parent required under applicable Law, Contract or otherwise to approve the Transactions, and such vote is not necessary to consummate any Transaction other than the Share Issuance.

        Section 4.4    No Conflict; Consents and Approvals.

        (a)   The execution, delivery and performance of this Agreement by each of Parent, Merger Sub and Merger LLC, and the consummation by each of Parent, Merger Sub and Merger LLC of the Transactions, do not and will not (i) subject to any required approval by the SEC pursuant to Section 19(b) of the Exchange Act and Rule 19b-4 thereunder of the Merger, the Subsequent Merger, and any related amendments to the governance documents and rules of the Parent Companies or the Acquired Companies, conflict with or violate the Parent Charter, the Parent Bylaws or the comparable charter or organizational documents of any Material Parent Subsidiary, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (v) of Section 4.4(b) have been obtained and all filings and notifications described in such clauses have been made and any waiting periods related thereto have terminated or expired, conflict with or violate any Law, in each case that is applicable to any Parent Company or by which any of its assets or properties is subject or bound, (iii) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or result in a right of payment or loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any Parent Material Contract, (iv) result in any breach or violation of any Parent Plan (including any award agreement thereunder), or (v) result in the creation of any Lien upon any of the material properties or assets of any of the Parent Companies, other than, in the case of clauses (ii), (iii) and (iv) above, any such items that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

        (b)   The execution, delivery and performance of this Agreement by each of Parent, Merger Sub and Merger LLC, and the consummation by each of Parent, Merger Sub and Merger LLC of the Transactions, do not and will not require any consent, approval, order, license, authorization or permit of, action by, filing, registration or declaration with or notification to, any Governmental Entity, except for (i) compliance with the applicable requirements of the Securities Act (and the rules and regulations promulgated thereunder) and the Exchange Act (and the rules and regulations promulgated thereunder), (ii) compliance with any applicable international, federal or state securities or "blue sky" Laws, (iii) the filing of a premerger notification and report form under the HSR Act and the receipt, termination or expiration, as applicable, of waivers, consents, approvals, waiting periods or agreements required under Regulatory Laws, (iv) such filings as are necessary to comply with the rules and regulations of the applicable requirements of the NASDAQ Stock Market LLC, (v) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger and the certificate of merger in connection with the Subsequent Merger, in each case as required by the DGCL, (vi) approval by FINRA under NASD Rule 1017 with respect to the change of ownership or control of broker dealer entities that are Acquired Companies, (vii) approvals by the U.K. Financial Conduct Authority of a change in control under the U.K. Financial Services and Markets Act 2000 and (viii) where the failure to obtain such consents, approvals, orders, licenses, authorizations or permits of, or to make such filings, registrations or declarations with or notifications to, any Governmental Entity individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect or materially impair the ability of Parent, Merger Sub or Merger LLC to perform their respective obligations hereunder or prevent or unreasonably delay the consummation of any of the Transactions.

        Section 4.5    SEC Reports; Financial Statements.

        (a)   Parent has filed or furnished all forms, reports, statements, schedules, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed or furnished by Parent with the SEC since January 1, 2015 (all such forms, reports, statements, schedules, certifications, exhibits and other information incorporated therein, and other documents, collectively, the "Parent SEC Documents"). As of their respective dates, or, if amended, as of the date of the last such amendment filed prior to the date hereof, each of the Parent SEC Documents complied, and each Parent SEC Document filed subsequent to the date hereof will comply, as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and SOX, and the applicable rules and regulations promulgated thereunder, as the case may be, each as in effect on the date so filed. Except to the extent that information in any Parent SEC Document has been revised or superseded by a Parent SEC Document filed prior to the date hereof, none of the Parent SEC Documents contains any untrue statement of a material fact or omits to state a material fact required to be stated or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary of Parent is subject to the periodic reporting requirements of the Exchange Act, and no Subsidiary of Parent is subject to the periodic reporting requirements of any non-U.S. Governmental Entity that performs a similar function to that of the SEC or any securities exchange or quotation system, in each case except for periodic reporting requirements by virtue of such Subsidiary's operations as a securities exchange, quotation system, broker or dealer.

        (b)   The audited consolidated financial statements and unaudited consolidated interim financial statements of Parent and its consolidated Subsidiaries (including any related notes thereto) that are included in the Parent SEC Documents (i) comply as to form in all material respects with the published rules and regulations of the SEC applicable thereto, (ii) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and (iii) fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries at the respective dates thereof and the consolidated results of their operations, cash flows and stockholders' equity for the periods indicated (subject to normal year-end adjustments and the absence of footnotes in the case of any unaudited interim financial statements and except as permitted by the SEC under the Exchange Act).

        (c)   Parent maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) reasonably designed to provide reasonable assurances regarding the reliability of financial reporting for the Parent Companies. Parent has designed disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to provide reasonable assurance that material information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and is accumulated and communicated to Parent's management as appropriate to allow timely decisions regarding required disclosure. Prior to the date hereof, Parent's management has completed an assessment of the effectiveness of Parent's internal control over financial reporting in compliance with the requirements of Section 404 of SOX, and based on the most recent such assessment concluded prior to the date of this Agreement that such controls were effective. Parent has disclosed, based on its most recent evaluation, to Parent's outside auditors and the audit committee of the Parent Board (i) any significant deficiencies and material weaknesses in the design or operation of such internal control over financial reporting that are reasonably likely to adversely affect in any material respect Parent's ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent's internal control over financial reporting. Since January 1, 2015, Parent has not identified any significant deficiency, material weakness or fraud, whether or not material, that involved management or other employees.

        (d)   Since January 1, 2015, (i) the then-acting Chief Executive Officer and the Chief Financial Officer of Parent have signed, and Parent has furnished to the SEC, all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX; (ii) the statements contained in such certifications are accurate; (iii) such certifications contain no qualifications or exceptions to the matters certified therein and have not been modified or withdrawn; and (iv) neither Parent nor any of its officers has received notice from any Governmental Entity questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certifications.

        (e)   Since January 1, 2015, (i) no Parent Company nor, to the knowledge of Parent, any director, officer, employee, auditor, accountant or representative of any of the Parent Companies has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of any of the Parent Companies or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that any of the Parent Companies has engaged in questionable accounting or auditing practices and (ii) no attorney representing any of the Parent Companies, whether or not employed by any of the Parent Companies, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Parent or any of its officers, directors, employees or agents to the Parent Board or any committee thereof or to any director or officer of Parent.

        (f)    Parent has made available to the Company true, correct and complete copies of all written comment letters from the staff of the SEC received since January 1, 2015 relating to the Parent SEC Documents and all written responses of Parent thereto other than with respect to requests for confidential treatment. There are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Parent SEC Documents and, to the knowledge of Parent, none of the Parent SEC Documents (other than confidential treatment requests) is the subject of ongoing SEC review. There are no internal investigations, or to the knowledge of Parent, SEC inquiries or investigations or other governmental inquiries or investigations pending or threatened, in each case regarding any accounting practices of any of the Parent Companies.

        Section 4.6    No Undisclosed Liabilities; Indebtedness.     (a) No Parent Company has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, except for liabilities and obligations (i) reflected or reserved against in Parent's consolidated balance sheet as at December 31, 2015 (or the notes thereto), (ii) incurred in the ordinary course of business since December 31, 2015 consistent with past practice and consistent in nature and amount with those set forth on Parent's consolidated balance sheet as at December 31, 2015, (iii) arising out of or in connection with this Agreement or the Transactions or (iv) that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

        (b)   As of the date of this Agreement, none of the Parent Companies has any third-party indebtedness for borrowed money (including any guarantee of any third-party indebtedness for borrowed money of any Person) except for such indebtedness between the Parent Companies or guaranties by any Parent Company of indebtedness of any Parent Company.

        Section 4.7    Information Supplied.     None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, and none of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in the Joint Proxy Statement will, at the date it is first mailed to Parent's stockholders and the Company Stockholders or at the time of the Parent Stockholder Meeting or Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 and Joint Proxy Statement and any other documents filed by Parent with the SEC in connection herewith will comply as to form in all material respects with the requirements of applicable Law, including the Exchange Act and the rules and regulations thereunder, except that no representation is made by Parent with respect to statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference in the Form S-4 or Joint Proxy Statement.

        Section 4.8    Absence of Certain Changes or Events.     Since December 31, 2015 until the date hereof, (a) the businesses of the Parent Companies have been conducted in the ordinary course of business consistent with past practice in all material respects, (b) there has not been any event, development, change or state of circumstances that, individually or in the aggregate, has had, and would reasonably be expected to have a Parent Material Adverse Effect and (c) there has not been any action taken or not taken that, if occurred after the date hereof without the Company's written consent, would have resulted in a breach of Section 5.2.

        Section 4.9    Litigation.     As of the date of this Agreement, (a) there is no Action pending or, to the knowledge of Parent, threatened against any Parent Company, any Parent Company's present or former officers, directors or, to the knowledge of Parent, representatives (in their capacities as such), that (i) reasonably relates to or involves more than $10,000,000, (ii) seeks or imposes any material injunctive relief, (iii) was commenced by a Governmental Entity or (iv) individually or in the aggregate, has had, or would reasonably be expected to have a Parent Material Adverse Effect, and (b) no Parent Company nor any of its properties or assets nor any Parent Company's present or former officers, directors or, to the knowledge of Parent, representatives (in their capacities as such) is subject to any judgment, order, injunction, ruling or decree of any Governmental Entity that reasonably relates to or involves more than $10,000,000.

        Section 4.10    Compliance with Laws; Permits.

        (a)   The Parent Companies are in, and at all times since January 1, 2014, have been in, compliance with all Laws applicable to them or by which any of their assets or properties are bound, except for such violations or noncompliance that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect and excluding instances where a Parent Company may operate inconsistent with its rulebook in potential violation of Section 19(g) of the Exchange Act where it is not reasonably expected to result in a disciplinary action by the SEC. None of the Parent Companies has received any written communication during the past two years from a Governmental Entity that alleges that any Parent Company is not in compliance with any Law in any material respect.

        (b)   Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, the Parent Companies and their respective Affiliates, directors, officers and employees are in, and at all times since January 1, 2014, have been in compliance with the Fraud and Bribery Laws, and none of the Parent Companies nor, to the knowledge of Parent, any of their respective Affiliates, directors, officers, employees, agents or other representatives acting on any Parent Company's behalf have directly or indirectly, in each case, in violation of the Fraud and Bribery Laws: (i) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) offered, promised, paid or delivered any fee, commission or other sum of money or item of value, however characterized, to any finder, agent or other party acting on behalf of or under the auspices of a governmental or political employee or official or governmental or political entity, political agency, department, enterprise or instrumentality, in the United States or any other country, (iii) made any payment to any customer or supplier, or to any officer, director, partner, employee or agent of any such customer or supplier, for the unlawful sharing of fees to any such customer or supplier or any such officer, director, partner, employee or agent for the unlawful rebating of charges, (iv) engaged in any other unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such customer or supplier or any such officer, director, partner, employee or agent or (v) taken any action or made any omission in violation of any applicable Law governing imports into or exports from the United States or any foreign country, or relating to economic sanctions or embargoes, corrupt practices, money laundering, or compliance with unsanctioned foreign boycotts.

        (c)   Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have a Parent Material Adverse Effect, the Parent Companies and their respective Affiliates, directors, officers and employees are in, and at all times since January 1, 2014, have been in compliance with applicable United States and foreign export control laws and regulations, including the United States Export Administration Act and implementing Export Administration Regulations; the Arms Export Control Act and implementing International Traffic in Arms Regulations; and the various economic sanctions laws administered by the Office of Foreign Assets Control of the U.S. Treasury Department. Without limiting the foregoing, there are no pending or, to the knowledge of Parent, threatened claims or investigations by any Governmental Entity of potential violations against any of the Parent Companies with respect to export activity or export licenses that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.

        (d)   The Parent Companies have in effect all Permits, necessary for them to own, lease, operate or use their properties and to carry on their businesses as now conducted, except for any Permits the absence of which, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect. All Permits of the Parent Companies are in full force and effect, except where the failure to be in full force and effect, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

        (e)   Neither Parent nor any of its Related Persons is subject to any applicable "statutory disqualification" (within the meaning of Section 3(a)(39) of the Exchange Act). For purposes of this Section 4.10(e), "Related Persons" of Parent means, (i) any "affiliate" of Parent (as such term is defined in Rule 12b-2 under the Exchange Act); (ii) any other Person (other than any director, officer or affiliate of the Company) with which Parent has any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of shares of the capital stock of the Company; (iii) any executive officer (as defined under Rule 3b-7 under the Exchange Act) or director of Parent; and (iv) any partnership or limited liability company in which Parent is a general partner, managing member or manager. Parent is not a registered broker or dealer that has been admitted to membership in any national securities exchange registered under Section 6 of the Exchange Act with the SEC that is a direct or indirect subsidiary of the Company (any such national securities exchange referred to generally as an "Exchange").

        Section 4.11    Benefit Plans.

        (a)   Section 4.11(a) of the Parent Disclosure Letter sets forth a complete and accurate list of each material Parent Plan. For purposes of this Agreement, "Parent Plan" means any "employee benefit plan" (within the meaning of Section 3(3) of ERISA, including any "multiemployer plan" (within the meaning of ERISA Section 3(37)), and any stock purchase, stock option, other equity-based compensation, severance, change-in-control, bonus, incentive, deferred compensation, pension, retirement, profit-sharing, savings, sick leave, vacation pay, disability, health or medical, life insurance, material fringe benefit, flexible spending account, employment or other compensation, incentive or employee benefit plan, agreement, program, payroll practice, policy or other arrangement, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the Transactions or otherwise), in each case, (i) that is sponsored or maintained by any of the Parent Companies under which any current or former employee, director or individual independent contractor of any of the Parent Companies has any present or future right to benefits or (ii) for which any of the Parent Companies has any current or future potential (including contingent) material liability to or on behalf of any current or former employee, officer, director or individual independent contractor of any of the Parent Companies (including an obligation to make contributions). With respect to each material Parent Plan, Parent has made available to Parent a current, accurate and complete copy of, to the extent applicable: (i) all plan documents, including all amendments, (ii) all related trust agreements or other funding instruments, insurance contracts and material administrative contracts, (iii) the most recent determination or opinion letter issued by the IRS with respect to such plan, (iv) the current summary plan description and other equivalent written communications by any of the Parent Companies to their respective employees concerning the extent of the benefits provided under such Parent Plan, including any summaries of material modifications, (v) audited financial reports and Forms 5500 (including all schedules thereto), as filed, for the most recent plan year, (vi) all material correspondence with any Governmental Entity relating to any Action or potential Action involving such Parent Plan and (vii) any discrimination, coverage or similar annual tests performed for the most recent plan year.

        (b)   With respect to the Parent Plans:

            (i)  each Parent Plan has been established and administered in all respects in accordance with its terms and in compliance with all applicable Laws, including ERISA and the Code, including all filing and disclosure requirements except for such failures to be established, administered or comply that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect;

           (ii)  no material non-exempt prohibited transaction, as described in Section 406 of ERISA or Section 4975 of the Code, or any material accumulated funding deficiency, as defined in Section 302 of ERISA or Section 412 of the Code, has occurred with respect to any Parent Plan, and all material contributions required to be made under the terms of any Parent Plan and any applicable Laws have been timely made and all material obligations in respect of each Parent Plan as of the date hereof (including all premiums, fees and administrative expenses required to be paid under or in connection with each Parent Plan) have been accrued and reflected in Parent's financial statements to the extent required by GAAP, consistently applied;

          (iii)  each Parent Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination, advisory or opinion letter, as applicable, from the IRS that it is so qualified and, to the knowledge of Parent, nothing has occurred and no fact or circumstance exists that would reasonably be expected to cause any such Parent Plan to not be so qualified;

          (iv)  there is no Action (including any investigation, audit or other administrative proceeding) by the Department of Labor, the Pension Benefit Guaranty Corporation, the IRS or any other Governmental Entity or by any plan participant or beneficiary pending, or to the knowledge of Parent, threatened, relating to any of the Parent Plans or to the assets of any of the trusts under any of the Parent Plans (other than routine claims for benefits), nor, to the knowledge of Parent, are there facts or circumstances that exist that would reasonably be expected to give rise to any such Actions, in each case, except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect;

           (v)  to the knowledge of Parent, each Parent Plan which is a nonqualified deferred compensation plan within the meaning of, and subject to, Section 409A of the Code has been at all times administered, operated and maintained in all material respects in accordance with its terms and according to the requirements of Section 409A of the Code and the regulations promulgated thereunder;

          (vi)  no Person is entitled to receive any additional payment from any of the Parent Companies as a result of the imposition of a Tax under Section 409A of the Code;

         (vii)  each Parent Plan subject to the Laws of any jurisdiction outside of the United States (A) has been maintained and operated in all respects in accordance with all applicable requirements of such Laws, and the Parent Companies have complied in all respects with all of their respective obligations under such non-U.S. Law, in each case, except for such failures to be maintained, operated or comply that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, (B) if intended to qualify for special Tax treatment, has met all requirements for such treatment and (C) if intended to be funded or book-reserved, is fully funded or book-reserved, as appropriate, based upon reasonable actuarial assumptions; and

        (viii)  to the knowledge of Parent, the execution of this Agreement and performance of the Transactions will not (either alone or upon the occurrence of any additional or subsequent events) result in the requirement, by any trustee or Governmental Entity or representative, that any of the Parent Companies make any additional contributions to any such Parent Plans.

        (c)   No Parent Plan is subject to Title IV of ERISA, and neither Parent nor any of its ERISA Affiliates has any material liability, whether direct, indirect, contingent or otherwise, under Section 412 of the Code or Title IV of ERISA. Neither Parent nor any of its ERISA Affiliates has, at any time during the last six years, contributed to or been obligated to contribute to any "multiemployer plan," as defined in Section 3(37) of ERISA, or any employee benefit plan, program or arrangement that is subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, a multiple employer plan subject to Section 4063 or 4064 of ERISA, or a multiple employer welfare benefit arrangement (as defined in Section 3(40)(A) of ERISA).

        (d)   No Parent Company has any obligations for material post-employment health or life benefits for any of their respective retired, former or current employees, except as required by Law or provided during any post-employment severance period. No Parent Company has any obligation to provide material welfare benefits to any person who is not a current or former director, officer or employee of any of the Parent Companies, or a beneficiary thereof.

        (e)   Neither Parent nor any of its ERISA Affiliates has any material liability of any kind whatsoever, direct, indirect, contingent or otherwise, (i) on account of any violation of the health care requirements of Part 6 or 7 of Subtitle B of Title I of ERISA or Section 4980B or 4980D of the Code or (ii) under Section 502(i) or 502(l) of ERISA.

        (f)    The Transactions will not, either alone or together with any other event, (i) entitle any current or former employee, director, or independent contractor of any of the Parent Companies to any bonus, incentive, severance or other compensatory payment or benefit or (ii) accelerate the time of payment or vesting, or trigger any payment or funding (whether through a grantor trust or otherwise) of compensation or benefits under, or increase the amount allocable or payable or trigger any other material obligation pursuant to, any Parent Plan.

        (g)   There is no contract, plan or arrangement (written or otherwise) covering any current or former employee of any of the Parent Companies or any other person that, individually or in the aggregate, as a result of the consummation of the Transactions (either alone or in connection with any other event), would reasonably be expected to give rise to the payment of any amount that will not be deductible by any of the Parent Companies under Section 280G of the Code, and no person is entitled to receive any additional payment as a result of the imposition of any excise Tax under Section 4999 of the Code.

        Section 4.12    Labor Matters.     No Parent Company is a party to, or is bound by, any collective bargaining agreement with any labor union, labor organization or works council, or any other agreement regarding the rates of pay or working conditions of any of its employees, and no Parent Company has been a party to or bound by any such agreement within the last three years. No Parent Company is obligated under any agreement to recognize or bargain with any labor organization, representative or union. Since January 1, 2015, there has been no labor dispute, strike, picketing, work stoppage or lockout, organizational activity or, to the knowledge of the Parent, threat thereof, by or with respect to any employees of any of the Parent Companies, whether engaged in collective action or not, except where such dispute, strike, picketing, work stoppage, lockout or organizational activity has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect. Each Parent Company has complied in all respects with all applicable Laws and administrative and regulatory requirements relating to wages, hours, immigration, discrimination in employment and collective bargaining as well as WARN, and all other state, local and federal Laws pertaining to employment and labor, and are not liable for any arrears of wages or any Taxes or penalties for failure to comply with any of the foregoing, except for such failures to comply that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect. Further, there are no Actions or material charges, grievances, complaints or investigations pending or, to the knowledge of Parent, threatened by or on behalf of any employee or group of employees of any of the Parent Companies, including any charges, grievances, complaints or investigations alleging material violations of state or federal Laws related to labor or employment, whether domestic or international, including without limitation, Laws related to wages and hours (including the Fair Labor Standards Act and comparable state or local Laws), immigration, discrimination in employment, collective bargaining, workplace health and safety, plant layoffs or shutdowns (including WARN) or any other Action before or under the jurisdiction of any court, arbitrator or tribunal, the Office of Federal Contract Compliance, the National Labor Relations Board, the Occupational Safety and Health Administration, the Equal Employment Opportunity Commission or the U.S. or any State Department of Labor, in each case, except as, individually or in the aggregate, have not had, and would not reasonably be expected to have a Parent Material Adverse Effect. Without limiting the generality of the foregoing, each employee of a Parent Company who works in the United States is duly authorized to work in the United States and the Parent Companies have complied in all material respects with applicable Laws concerning the employment eligibility verification of each current employee and of each former employee covered by record retention requirements, including with respect to Form I-9. No Parent Company is a federal, state or local government contractor or subcontractor, nor otherwise required to comply with any affirmative action obligations or other requirements. To the knowledge of Parent, all individual independent contractors of the Parent Companies have been properly classified as such under applicable Law.

        Section 4.13    Environmental Matters.     Except as, individually or in the aggregate, has not resulted in, and would not reasonably be expected to result in, a material liability under Environmental Laws: (a) each Parent Company is, and at all times subject to the relevant statute of limitations has been, in compliance with all applicable Environmental Laws, and possesses and is in compliance with all Environmental Permits necessary for its operations; (b) there are no Materials of Environmental Concern present within any Parent Real Property or on, or under or emanating from any property currently or, to the knowledge of Parent, formerly owned or operated by any of the Parent Companies, except under circumstances that are not reasonably likely to result in liability of any of the Parent Companies under any applicable Environmental Laws; (c) there are no above ground or underground storage tanks at the Owned Parent Real Property or utilized by any of the Parent Companies at any Leased Parent Real Property, and the Parent Companies have made all required filings and notifications in connection with any of their use or storage of Materials of Environmental Concern required by Environmental Laws; (d) no Parent Company has received any written notification alleging that it is liable for, or has received a request for information pursuant to Environmental Laws regarding its potential liability in connection with, any release or threatened release of, or the exposure of any Person to, Materials of Environmental Concern at any location or in respect of any Parent product or service; and (e) no Parent Company has received any written claim or complaint, or is currently subject to any proceeding, relating to noncompliance with Environmental Laws or any other liabilities pursuant to Environmental Laws, and to the knowledge of Parent, no such matter has been threatened and there are no facts or conditions that would reasonably be expected to give rise to such claim or complaint.

        Section 4.14    Taxes.

        (a)   All material Tax Returns that are required to have been filed by or with respect to any Parent Company have been timely filed (taking into account any properly obtained extension of time within which to file such Tax Returns), and all such Tax Returns are true, correct and complete in all material respects.

        (b)   The Parent Companies have timely paid all material Taxes that may be due and owing by or with respect to any of them (whether or not required to be shown on any Tax Return).

        (c)   All material Taxes that any Parent Company is required by Law to withhold or to collect for payment have been duly withheld and collected and have been paid to the appropriate Governmental Entity.

        (d)   There is not pending or, to the knowledge of Parent, threatened any audit, examination, investigation or other Action with respect to any Taxes for which a Parent Company may be liable.

        (e)   All deficiencies asserted in writing or assessments made in writing as a result of any examination of Tax Returns required to be filed by or with respect to any Parent Company have been paid in full or otherwise finally resolved.

        (f)    No Parent Company has waived in writing any statute of limitations with respect to Taxes which waiver is currently in effect, and no written request for such a waiver is outstanding.

        (g)   With respect to each material income Tax Return required to be filed by or with respect to any Parent Company, (i) such Tax Return has been examined by the appropriate Governmental Entity with all issues finally resolved or (ii) the period for assessment of Taxes related to such Tax Return has expired (taking into account all applicable extensions and waivers).

        (h)   No Parent Company will be required to include or accelerate the recognition of any material item in income, or exclude or defer any material deduction or other material tax benefit, in each case in any taxable period (or portion thereof) after the Effective Time, as a result of any change in method of accounting, closing agreement, intercompany transaction, installment sale or receipt of any prepaid amount, in each case prior to the Effective Time.

        (i)    No Parent Company has constituted a "distributing corporation" or a "controlled corporation" (in each case, within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local, or non-U.S. Law) (i) in the three years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a "plan" or "series of related transactions" (within the meaning of Section 355(e) of the Code) that includes the Transactions.

        (j)    No Parent Company is a party to any Tax allocation, Tax sharing, Tax indemnity or Tax reimbursement agreement or arrangement (other than a customary agreement or arrangement contained in an ordinary course commercial agreement not primarily related to Taxes and other than pursuant to any agreement or arrangement with any other Parent Company).

        (k)   There are no Liens for Taxes upon any property or assets of any Parent Company, except for Permitted Liens.

        (l)    No Parent Company has participated in any "listed transaction" within the meaning of Treasury Regulations Sections 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law).

        (m)  No Parent Company has any potential liability for Taxes of any other Person (other than another Parent Company) pursuant to Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law) or as a transferee or successor.

        (n)   Neither Parent nor any Parent Company has taken any action or failed to take any action or knows of any fact, agreement, plan or other circumstance that would, to the knowledge of Parent, jeopardize the qualification of the Merger and the Subsequent Merger, taken together, as a "reorganization" within the meaning of Section 368(a) of the Code. The representations and warranties set forth in the Parent Tax Certificate are correct in all material respects as of the date hereof, assuming the Merger and the Subsequent Merger occurred on the date hereof.

        Section 4.15    Contracts.

        (a)   Section 4.15(a) of the Parent Disclosure Letter sets forth a true, correct and complete list as of the date of this Agreement of each of the following Contracts to which any Parent Company is a party or by which any Parent Company or any of its assets or businesses is subject or bound (and any amendments, supplements and modifications thereto):

            (i)  any Contract that is a non-competition Contract or other Contract that (A) purports to limit in any material respect either the type of business in which any Parent Company or any of its Affiliates, may engage or the manner or geographic area in which any of them may so engage in any business, (B) would require the disposition of any material assets or line of business of any of the Parent Companies or any of their respective Affiliates as a direct result of the consummation of the Transactions, (C) is a material Contract that grants "most favored nation" or similar status that, following the Effective Time, would apply to any of the Acquired Companies; (D) contains any "exclusivity," preferred status or similar provision that prohibits or limits, in any material respect, the right of any of the Parent Companies to make, sell, market, advertise or distribute any products or services or use, transfer, license, distribute or enforce any of their respective material Parent Owned Intellectual Property rights; (E) obligates any of the Parent Companies to purchase or obtain a minimum or specified amount of any product or service from any Person for more than $2,000,000, in the aggregate; or (F) involves the obligation or potential obligation of any of the Parent Companies to make any "earn-out" or similar payments to any Person;

           (ii)  any indenture, loan or credit agreement, security agreement, guarantee, note, mortgage, letter of credit, reimbursement agreement or other Contract, in any such case relating to indebtedness or any other obligation of any Parent Company having an outstanding principal amount in excess of $1,000,000 (except for such indebtedness between the Parent Companies or guaranties by any Parent Company of indebtedness of any Parent Company);

          (iii)  any Contract relating to any joint venture, strategic alliance or partnership material to the Parent Companies, taken as a whole;

          (iv)  any Contract under which any of the Parent Companies made payments of more than $2,000,000 during the fiscal year ended December 31, 2015 or reasonably expects to make payments of more than $2,000,000 during the fiscal year ending December 31, 2016 and, in either case, (A) is not terminable by any Parent Company upon notice of 30 days or less without penalty and (B) excluding agreements made with any exchange Subsidiary members or participants entered into in the ordinary course of business, the form of which is publicly available;

           (v)  any Contract under which any of the Parent Companies received payments of more than $500,000 during the fiscal year ended December 31, 2015 or reasonably expects to receive payments of more than $500,000 during the fiscal year ending December 31, 2016 and, in either case, excluding agreements made with any exchange Subsidiary members or participants entered into in the ordinary course of business, the form of which is publicly available;

          (vi)  any Contract that provides for any standstill pursuant to which any Parent Company has agreed not to acquire assets or securities of another Person;

         (vii)  any (A) employment Contract that (x) provides for an annual base salary in excess of $250,000 or (y) is not terminable without cause by any of the Parent Companies by notice of not more than sixty (60) days or without any termination payment or penalty or (B) any severance, retention, change in control or similar Contract;

        (viii)  any Contract that grants any rights of first refusal, rights of first offer, rights of first negotiation or other similar rights to any Person with respect to any material asset of the Parent Companies, taken as a whole;

          (ix)  any Contract that relates to the acquisition or disposition of any business, capital stock or assets (whether by merger, sale of stock, sale of assets or otherwise) for aggregate consideration in excess of $1,000,000, under which any of the Parent Companies has any outstanding contingent or other obligations, other than a Contract to purchase goods or services in the ordinary course of business;

           (x)  any Contract that is a settlement or similar Contract with any Governmental Entity or any other Person to which any of the Parent Companies, or any of its assets or properties, is subject with material ongoing obligations of any of the Parent Companies, taken as a whole;

          (xi)  any Contract with a federal Governmental Entity or any Contract that constitutes a subcontract executed with a prime contractor pursuant to any Contract with a federal Governmental Entity, in each case, that incorporates Federal Acquisition Regulation clauses as a term or condition of such Contract, and entails material ongoing obligations of any of the Parent Companies, taken as a whole;

         (xii)  any Contract purporting to indemnify or hold harmless any director, officer or employee of any of the Parent Companies (other than the Parent Charter, the Parent Bylaws and the organizational documents of Parent's Subsidiaries);

        (xiii)  any Contract that is required to be disclosed by Parent pursuant to Item 404 of Regulation S-K under the Securities Act;

        (xiv)  any lease, sublease, waiver, side letter, guaranty or other Contract relating to any real property which any Parent Company uses or occupies or has the right to use or occupy, now or in the future with annual rental payments in excess of $500,000 (collectively, the "Parent Real Property Leases");

         (xv)  any disaster recovery or data center Contract;

        (xvi)  any Contract entered into prior to the date hereof that is required to be filed by Parent in a future report to be filed or furnished to the SEC as a "material contract" pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act, excluding those compensatory plans described in Item 601(b)(10)(iii) of Regulation S-K under the Securities Act, that has not been filed as an exhibit to or incorporated by reference in the Parent SEC Documents filed prior to the date of this Agreement; and

       (xvii)  any Contract (other than those described in the foregoing clauses (i) through (xvi)) that is material to the business of the Parent Companies, taken as a whole.

Each Contract entered into prior to the date hereof that is required to be filed by Parent as a "material contract" pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act, excluding those compensatory plans described in Item 601(b)(10)(iii) of Regulation S-K under the Securities Act, and each Contract required to be listed in Section 4.15(a) or Section 4.18(b) of the Parent Disclosure Letter, a "Parent Material Contract."

        (b)   True, correct and complete copies (subject to apparent redactions) of all Parent Material Contracts have been made available (or otherwise disclosed) to the Company in accordance with all applicable Laws. Each Parent Material Contract is valid and binding on each Parent Company party thereto and, to the knowledge of Parent as of the date hereof, each other party thereto, and is in full force and effect, except in each case for such failures to be valid and binding or to be in full force and effect that individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect. Parent has not terminated, waived, amended, released or modified in any respect any provision of any standstill or similar agreement with respect to Parent to which it is currently or has, within the 12 months immediately preceding the date hereof, been a party. Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, there is no breach or default under any Parent Material Contract by any of the Parent Companies party thereto or, to the knowledge of Parent as of the date hereof, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a breach or default thereunder by any of the Parent Companies party thereto or, to the knowledge of Parent, any other party thereto.

        Section 4.16    Insurance.     Section 4.16 of the Parent Disclosure Letter sets forth a complete and correct list, as of the date of this Agreement, of all material errors & omissions insurance, directors & officers liability insurance, comprehensive general liability insurance and fiduciary insurance policies issued in favor of any Parent Company or pursuant to which any of the Parent Companies is a named insured, as well as any historic occurrence-based policies still in force. Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, as of the date of this Agreement, all such insurance policies are in full force and effect and all premiums due and payable thereon have been paid (other than retroactive or retrospective premium adjustments that are not yet, but may be, required to be paid with respect to any period ending before the Closing Date). Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, (a) since January 1, 2015, Parent and each Material Parent Subsidiary has been continuously insured in such amounts and with respect to such risks and losses as management has reasonably determined to be appropriate and (b) no Parent Company is in breach or default, and no Parent Company has taken any action or failed to take any action which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or material modification of, any of such insurance policies. Since January 1, 2015, no Parent Company has received any notice of cancellation or termination with respect to any material insurance policy of any of the Parent Companies (other than in connection with ordinary course renewals).

        Section 4.17    Properties.

        (a)   Section 4.17(a)(i) of the Parent Disclosure Letter sets forth a true, correct and complete list of all real property owned by any of the Parent Companies (the "Owned Parent Real Property"), and Section 4.17(a)(ii) of the Parent Disclosure Letter sets forth a true, correct and complete list of all material real property leased, licensed or occupied by any of the Parent Companies (the "Leased Parent Real Property" and, together with the Owned Parent Real Property, the "Parent Real Property"). Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, a Parent Company has good fee simple title to the Owned Parent Real Property free and clear of all Liens, except Permitted Liens. No Parent Company owns, holds, has granted or is obligated under any option, right of first offer, right of first refusal or other contractual right to buy, acquire, sell, dispose or lease any of the Owned Parent Real Property or other material real property or any material portion thereof or interest therein other than pursuant to any Parent Real Property Lease.

        (b)   Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, all rent and other sums and charges payable by any Parent Company as tenants under any Parent Real Property Lease are current in all material respects, and each Parent Company has a good and valid leasehold interest in each parcel of real property leased by it pursuant to a Parent Real Property Lease free and clear of all Liens, except for Permitted Liens.

        Section 4.18    Intellectual Property; Software.

        (a)   Section 4.18(a) of the Parent Disclosure Letter contains a true, correct and complete list of all issued Patents and pending applications for Patents, registered Trademarks and pending applications to register Trademarks, Parent Domain Names, and registered Copyrights and applications to register Copyrights.

        (b)   Section 4.18(b) of the Parent Disclosure Letter contains a true, correct and complete list of all material Contracts, licenses, sublicenses, assignments and indemnities, other than "shrink-wrap," "click-through" or similar license agreements, standard end-user or distributor license and sale Contracts and related maintenance and support Contracts entered into in the ordinary course of business, that relate to: (i) any Parent Software (including any delivery, release, copy, license or disclosure of source code of any Parent Software to any third party) necessary to conduct the business of the Parent Companies as presently conducted or (ii) other Parent Intellectual Property necessary to conduct the business of the Parent Companies as presently conducted and owned by a third party to which any Parent Company holds a license (collectively, the "Parent Intellectual Property Agreements").

        (c)   Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, (i) a Parent Company solely and exclusively owns all right, title and interest in the Parent Owned Intellectual Property, free and clear of any Liens (other than Permitted IP Encumbrances) or has a valid right to use any other Intellectual Property used or held for use in Parent's business, free and clear of any Liens (other than Permitted IP Encumbrances), (ii) the Parent Owned Intellectual Property and the rights of the Parent Companies in Intellectual Property under the Parent Intellectual Property Agreements are all those Intellectual Property rights necessary to conduct the business of the Parent Companies as presently conducted and (iii) the execution, delivery and performance of this Agreement by each of Parent, Merger Sub and Merger LLC, and the consummation by each of Parent, Merger Sub and Merger LLC of the Transactions, do not and will not affect any ownership, license rights or similar rights in and to the Parent Intellectual Property.

        (d)   Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, (i) the business of the Parent Companies (including the Parent Software), as presently conducted, does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any other Person, (ii) there are no infringement or misappropriation Actions pending with respect to any Parent Intellectual Property and (iii) no Person has infringed, misappropriated or otherwise violated, and no Person is currently infringing, misappropriating or otherwise violating, any Parent Owned Intellectual Property.

        (e)   Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have a Parent Material Adverse Effect, all employees, agents, consultants or contractors who have contributed to or participated in the creation or development of any Parent Owned Intellectual Property have executed a valid and enforceable agreement or are subject to an employment policy granting an assignment in favor of a Parent Company of all right, title and interest in such material.

        (f)    Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect (i) except to the extent the disclosure of Know-How included in the Parent Owned Intellectual Property has been made pursuant to applicable Law or in accordance with standard industry practice, the Parent Companies have taken commercially reasonable measures to own and maintain the confidentiality of all Know-How included in the Parent Owned Intellectual Property that a Parent Company has elected to protect as a trade secret, (ii) there has been no breach or violation by any other party to any confidentiality obligations governing the use of such Know-How, (iii) there has been no unauthorized disclosure or use of such Know-How of the Parent Companies and (iv) the Parent Companies have taken commercially reasonable steps to prevent the unauthorized disclosure or use of and to otherwise protect and enforce their rights in all such Know-How of the Parent Companies.

        (g)   To the knowledge of Parent, Parent owns or has a right to access and use in all material respects all the Parent IT Systems, as such Parent IT Systems are currently used by the Parent Companies. The Parent Companies maintain policies and procedures that protect the confidentiality, integrity and security of the Parent IT Systems and the Parent Data in accordance in all material respects with generally accepted standards within the information technology industry for companies of comparable size and stage. To the knowledge of Parent, the Parent IT Systems (i) are reasonably adequate for the current operation of the Parent Companies, (ii) are, including in relation to any data stored or processed therein, fully functional in all material respects and no material errors or defects which have not been fully remedied or rectified have been discovered therein, (iii) have not suffered any material security breach or any security breach required to be reported under the Regulation Systems Compliance and Integrity, as adopted by the U.S. Securities and Exchange Commission, since November 3, 2015 and (iv) do not contain any "back door," "drop dead device," "time bomb," "Trojan horse," "virus" or "worm" (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing, any of the following functions: (A) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed or (B) damaging or destroying any data or file without the user's consent.

        (h)   Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, no Open Source Code licensed to any Parent Company is incorporated into any Parent Software owned by any Parent Company in a manner that would require that any such Parent Software owned by any Parent Company be made available or distributed in source code form.

        (i)    Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, (i) the Parent Companies are in, and at all times since January 1, 2014, have been in, compliance with all Parent Privacy Policies and applicable Laws concerning the collection, storage, use, transfer, disclosure and other processing and tracking of Personal Data gathered or accessed in the course of their operations, (ii) none of the Parent Companies has received written notice of any, and to the knowledge of Parent, there is no, violation of any such Laws or Parent Privacy Policies through the date hereof, (iii) the Parent Companies are in compliance in all respects with all of their respective contractual commitments with respect to such Personal Data and have commercially reasonable safeguards in place to protect such Personal Data in their possession or control from unauthorized access consistent with such applicable Laws concerning the collection, storage, use, transfer, disclosure and other processing and tracking of Personal Data, Parent Privacy Policies and contractual commitments, (iv) there have been no data breaches involving any such Personal Data in the possession of any of the Parent Companies, and none of the Parent Companies nor any other Person has made any illegal or unauthorized use or disclosure of such Personal Data that was collected by or on behalf of any of the Parent Companies and (v) none of the Parent Companies is subject to any contractual requirements, privacy policies or other legal obligations that, following the Effective Time and as a result of the Transactions, would prohibit the Parent Companies after the Effective Time from receiving or using Parent Data substantially in the manner in which the Parent Companies receive and use such Parent Data immediately prior to the Effective Time.

        (j)    Except as individually or in the aggregate, has not had, and would not reasonably be expected to have a Parent Material Adverse Effect, the Parent Companies have all necessary and required rights to license, use, sublicense and distribute all Parent Data to conduct the business of the Parent Companies as presently conducted.

        (k)   For purposes of this Agreement, the following terms shall have the meanings assigned below:

            (i)  "Parent Data" means all data contained in the Parent IT Systems or the Parent Companies' databases (including all Parent User Data and Personal Data) and all other information and data compilations used by, or necessary to the business of, the Parent Companies;

           (ii)  "Parent Domain Names" means all Domain Names owned or purported to be owned by any Parent Company;

          (iii)  "Parent Intellectual Property" means all Parent Owned Intellectual Property and all Intellectual Property in which any Parent Company has (or purports to have) a license or similar right;

          (iv)  "Parent IT Systems" means all information technology and computer systems (including Parent Software, information technology and telecommunication hardware and other equipment) relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data or information, whether or not in electronic format, used in or necessary to the conduct of the business of the Parent Companies;

           (v)  "Parent Owned Intellectual Property" means Intellectual Property and Software owned by any Parent Company or in which any Parent Company purports to have an ownership interest (in each case, whether exclusively, jointly with another Person, or otherwise);

          (vi)  "Parent Privacy Policy" means each external or internal, past or present privacy policy of any Parent Company, including any policy relating to: (A) the privacy of users of any Parent Software; (B) the collection, storage, disclosure or transfer of any Parent User Data or Personal Data; and (C) any employee information;

         (vii)  "Parent Software" means Software owned by any Parent Company or in which any Parent Company purports to have an ownership interest (in each case, whether exclusively, jointly with another Person or otherwise) or in which any Parent Company has (or purports to have) any license or similar right; and

        (viii)  "Parent User Data" means any Personal Data or other data or information collected by or on behalf of any Parent Company from users of any Parent Software.

        Section 4.19    Affiliate Transactions.     No material relationship, direct or indirect, exists between any Parent Company, on the one hand, and any officer, director or other Affiliate (other than any Parent Company) of Parent, on the other hand, that is required to be described under Item 404 of Regulation S-K under the Securities Act in the Parent SEC Documents, which is not described therein.

        Section 4.20    Ownership of Company Shares.     Neither Parent nor Merger Sub or Merger LLC nor any of their respective Subsidiaries or the "affiliates" or "associates" of such entity is, nor at any time during the last three (3) years has it been, an "interested stockholder" of the Company, in each case, as defined in Section 203(c) of the DGCL. No Parent Company owns any Company Shares.

        Section 4.21    Ownership and Operations of Merger Sub and Merger LLC.     Each of Merger Sub and Merger LLC has been formed solely for the purpose of engaging in the Transactions and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated herein. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned directly or indirectly by Parent. Parent owns, and at the Effective Time will own, directly or indirectly, all of the outstanding membership interests of Merger LLC.

        Section 4.22    Financing.

        (a)   Parent has delivered to the Company true, correct and complete copies, as of the date of this Agreement, of an executed commitment letter (as replaced, amended, supplemented or modified, the "Debt Commitment Letter") (including all exhibits, schedules and annexes to such letter) and fee letter (the "Fee Letter") (provided that fees, "market flex" and other economic terms which do not affect the amount, availability or conditionality of any portion of the Debt Financing may be redacted) from the financial institutions identified therein (the "Lenders") to provide, subject to the terms and conditions therein, debt financing in the amounts set forth therein (being collectively referred to as the "Debt Financing") (which, for the avoidance of doubt, shall include any replacement of the Debt Commitment Letter and Fee Letter in connection with any Alternative Financing pursuant to Section 5.19 for purposes of any representations and warranties made as of the Closing Date in this Section 4.22 and for purposes of Section 5.19).

        (b)   Assuming the funding of the Debt Financing in accordance with the Debt Commitment Letter, the aggregate proceeds from such Debt Financing constitute all of the financing required for the consummation of the Merger, the Subsequent Merger and the other Transactions, and, together with the shares of Parent Common Stock to be issued in accordance with the terms of this Agreement, Parent's cash on hand and cash on hand from operations of the Company, are sufficient for the satisfaction of all of Parent's, Merger Sub's and Merger LLC's obligations under this Agreement, including the payment of the Merger Consideration, any other amounts required to be paid in connection with the consummation of the Merger, the Subsequent Merger and the other Transactions and to pay all related fees and expenses (including any repayment or refinancing of indebtedness outstanding under the Credit Agreement, dated as of January 31, 2014 (as amended and restated prior to the date of this Agreement, the "Credit Agreement"), among the Company, the lenders party thereto, Bank of America, N.A., as administrative agent, Credit Suisse AG, as collateral agent and the other parties thereto or other indebtedness the repayment of which is contemplated by this Agreement or the Debt Commitment Letter to be repaid on the Closing Date). As of the date of this Agreement, there are no side letters or other agreements, arrangements or understandings relating to the Debt Financing (other than the Fee Letter) to which Parent, Merger Sub or Merger LLC or any of their Affiliates is a party.

        (c)   As of the date hereof, the Debt Commitment Letter is in full force and effect, is a valid and binding obligation of Parent and, to the knowledge of Parent, each of the other parties thereto, and is enforceable in accordance with its terms against Parent and, to the knowledge of Parent, each of the other parties thereto, in each case, subject to the Enforceability Limitations. The Debt Commitment Letter has not been amended or modified, and the obligations and commitments contained in the Debt Commitment Letter have not been withdrawn or rescinded in any respect, prior to the date hereof (and as of the date hereof, no such amendment or modification is contemplated or pending). Parent, Merger Sub or Merger LLC has fully paid any and all commitment fees or other fees in connection with the Debt Commitment Letter that are payable on or prior to the date hereof. Assuming accuracy of the representations and warranties set forth in Article III, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent, Merger Sub or Merger LLC or a failure to satisfy a condition by Parent, Merger Sub or Merger LLC or, to the knowledge of Parent, any other parties thereto, under the Debt Commitment Letter. As of the date of this agreement, neither Parent, Merger Sub nor Merger LLC is aware of any fact, occurrence or condition that makes any of the assumptions or statements set forth in the Debt Commitment Letter inaccurate in any material respect or that would reasonably be expected to cause the commitments provided in the Debt Commitment Letter to be terminated or ineffective or, assuming (i) the satisfaction of the conditions set forth in Article VI and (ii) satisfaction by the Company of its obligations under Section 5.19, any of the conditions contained therein not to be met.

        (d)   As of the date of this Agreement, assuming (i) the satisfaction of the conditions set forth in Article VI and (ii) satisfaction by the Company of its obligations under Section 5.19, Parent does not have any reason to believe that any of the conditions to the Debt Financing will not be satisfied or that the Debt Financing will not be available to Parent, Merger Sub or Merger LLC on the date of the Closing. The Debt Commitment Letter contains all of the conditions precedent to the obligations of the parties thereunder to make the Debt Financing available to Parent on the terms therein.

        Section 4.23    Brokers.     Except for Broadhaven Capital Partners, LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("BofA Merrill Lynch"), no broker, investment banker, financial advisor or other Person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the Transactions.

        Section 4.24    Fairness Opinion.     The Parent Board has received the oral opinion of each of Broadhaven Capital Partners, LLC and BofA Merrill Lynch to be confirmed in writing, to the effect that, as of the date of such opinion and subject to the assumptions, limitations and qualifications reflected therein, the Mixed Consideration, the Per Share Cash Election Consideration and the Exchange Ratio, collectively, to be paid by Parent in the Merger, is fair, from a financial point of view, to Parent.

ARTICLE V

COVENANTS

        Section 5.1    Conduct of Business of the Company.

        (a)   Except with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), for matters set forth in Section 5.1 of the Company Disclosure Letter or otherwise expressly required or permitted by this Agreement or required by Law, from the date of this Agreement until the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to conduct its business in the ordinary course in substantially the same manner as previously conducted and, to the extent consistent therewith, use reasonable best efforts to preserve substantially intact its business organization, maintain all material Permits, keep available the services of its current officers and key employees and preserve intact its goodwill and ongoing business relationships with customers, suppliers, licensors, licensees and others having business dealings with them.

        (b)   Without limiting the generality of Section 5.1(a), except for matters set forth in Section 5.1 of the Company Disclosure Letter or as otherwise expressly required or permitted by this Agreement or required by Law, from the date of this Agreement to the Effective Time, the Company shall not, and shall not permit any Company Subsidiary to, do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed):

            (i)  amend or permit the adoption of any amendment to the charter or bylaws (or equivalent organizational documents) of any Acquired Company;

           (ii)  adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, except for any merger or consolidation solely among wholly owned Company Subsidiaries not in violation of any instrument binding on any of the Acquired Companies and that would not reasonably be expected to result in a material increase in the net Tax liability of the Acquired Companies taken as a whole and would not present a material risk of any delay in the receipt of any approvals required under Section 6.1;

          (iii)  issue, grant, deliver, sell, pledge, dispose of or encumber any (A) shares of capital stock, (B) Company Voting Debt or other voting securities, (C) Company Stock Equivalents or (D) securities convertible into or exercisable or exchangeable for any shares of capital stock or voting securities of, or equity interests in, any Acquired Company, other than the issuance of Company Shares in respect of Company Stock Awards outstanding as of the date of this Agreement and in accordance with their terms under the Company Stock Plans as of the date of this Agreement;

          (iv)  declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or other equity interests other than

  (A) any dividend or distribution by a Subsidiary of the Company to the Company or to another wholly owned Subsidiary of the Company and (B) regular quarterly dividends in an amount per Company Common Share no greater than the quarterly dividend declared and paid by the Company during the fiscal quarter ended September 30, 2016, with record and payment dates in accordance with the Company's customary dividend schedule;

           (v)  otherwise manage its working capital in a manner other than in the ordinary course of business;

          (vi)  enter into any financial derivative Contract for the purpose of hedging risk, except foreign exchange hedging on customary commercial terms and in the ordinary course of business;

         (vii)  adjust, split, combine, redeem, repurchase or otherwise acquire any shares of its capital stock or other equity interests (except in connection with the cashless exercises or similar transactions (including withholding of Taxes) pursuant to the vesting or exercise, as the case may be, of Company Stock Awards outstanding as of the date hereof and in accordance with their terms under the Company Stock Plans as of the date of this Agreement), or reclassify, combine, split, subdivide or otherwise amend the terms of its capital stock or other equity interests, or enter into any agreement with respect to the voting of any of the Company's capital stock or other securities or the capital stock or other securities of a Subsidiary of the Company;

        (viii)  make or agree to make any new capital expenditures other than (A) capital expenditures in an aggregate amount not in excess of the Company's budget for capital expenditures that has been made available to Parent prior to the date of this Agreement or (B) other capital expenditures that are not in excess of $5,000,000 in the aggregate;

          (ix)  (A) acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any material assets other than (1) pursuant to contracts or commitments in existence as of the date of this Agreement, (2) acquisitions of supplies in the ordinary course of business consistent with past practice or (3) acquisitions with a purchase price (including assumed indebtedness) not exceeding $33,000,000 in the aggregate, provided that such acquisitions would not reasonably be expected to impede or delay the satisfaction of the conditions to or the consummation of the Closing, or (B) sell, lease, exchange, mortgage, pledge, transfer, subject to any Lien (other than Permitted Liens) or otherwise dispose of (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any material assets that are not Company Intellectual Property, other than (1) pursuant to contracts or commitments in existence as of the date of this Agreement, (2) sales of obsolete equipment in the ordinary course of business or (3) sales or dispositions of inventory and other assets with a fair market value not in excess of $2,500,000 in any transaction or series of related transactions or $5,000,000 in the aggregate;

           (x)  enter into any material joint venture or similar partnership arrangement;

          (xi)  engage in any transactions, agreements, arrangements or understandings with any Affiliate or other Person that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

         (xii)  (A) incur, create, assume or otherwise become liable for, or repay or prepay, any indebtedness for borrowed money (other than (1) ordinary course trade payables, (2) pursuant to existing credit facilities (including the Credit Agreement) or in the ordinary course of business; provided, however, that the aggregate amount of such indebtedness as of the Closing shall not exceed the amount of indebtedness outstanding under the Credit Agreement as of June 30, 2016, (3) as incurred between or among the Company and any of its wholly owned Subsidiaries or between any of such Subsidiaries or (4) guarantees by the Company or its Subsidiaries of indebtedness of the Company or any of its wholly owned Subsidiaries), or guarantee any such indebtedness of any third party, issue or sell any debt securities, options, calls, warrants or other rights to acquire any debt securities of any Acquired Company, guarantee any debt securities of any third party, enter into any "keep well" or other agreement to maintain any financial statement condition of any third party or enter into any arrangement having the economic effect of any of the foregoing, or amend, modify or refinance any such indebtedness or (B) make any loans, advances or capital contributions to, or investments in, any other Person (other than the Company or any Subsidiary of the Company);

        (xiii)  except to the extent required by applicable Law or the terms of any Company Plan, and except as expressly contemplated by this Agreement, (A) increase the compensation or benefits of any current or former director, employee or individual independent contractor of any of the Acquired Companies, other than annual merit or market-based increases of base salaries in the ordinary course of business consistent with past practice, (B) establish, materially amend, terminate or adopt any compensation or benefit plan, including any pension, retirement, profit-sharing, bonus or other employee benefit or welfare benefit plan or employment, change in control or severance agreement, (C) accelerate the vesting of, or the lapsing of restrictions with respect to, any stock-based compensation, (D) fail to make any required, non-de minimis contributions under any Company Plan, (E) hire or retain any officer, employee, sales personnel, individual independent contractor or director, other than hires to fill vacancies of officers, employees sales personnel, individual independent contractors or directors with annual base compensation not in excess of $200,000 in the ordinary course of business consistent with past practice or (F) terminate the services of, or materially modify the contractual relationship of, any officer, employee, sales personnel, individual independent contractor or director of any of the Acquired Companies with annual base compensation in excess of $200,000, other than terminations for "cause";

        (xiv)  (A) implement or adopt any change in its methods of accounting, except to conform to changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto, (B) change its fiscal year or (C) make any material change in internal accounting controls or disclosure controls and procedures;

         (xv)  (A) fail to file any material Tax Return when due (after giving effect to any properly obtained extensions of time in which to make such filings) or (B) except to the extent otherwise required by Law or in the ordinary course of business, make or change any material Tax election, change any material Tax accounting period with respect to a material amount of Taxes, file any material amended Tax Return, settle or compromise any audit or proceeding relating to a material amount of Taxes, agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes, enter into any "closing agreement" within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Law) with respect to any material Tax or surrender any right to claim a material Tax refund;

        (xvi)  take any action, cause any action to be taken, fail to take any action or fail to cause any action to be taken (including any action or failure to act otherwise permitted by this Section 5.1(b)) that would prevent the Merger and the Subsequent Merger, taken together, from constituting a tax-free reorganization under Section 368(a) and related provisions of the Code;

       (xvii)  (A) pay, discharge, waive, settle, compromise, release or satisfy any material claim, liability or obligation that is not an Action, other than payment, discharge, waiver, settlement, release or satisfaction in the ordinary course of business and other than the satisfaction or performance by the Acquired Companies of their respective obligations in accordance with the applicable terms thereof under Contracts in effect on the date hereof and Contracts permitted under this Section 5.1 to be entered into on or following the date hereof or (B) other than in connection with the ordinary course of business, accelerate, discount, factor, reduce, sell (for less than its face value or otherwise), transfer, assign or otherwise dispose of, in full or in part, any material accounts receivable owed to any of the Acquired Companies, with or without recourse, including any rights or claims associated therewith;

      (xviii)  commence or settle, compromise or otherwise resolve any material Action (A) outside the ordinary course of business, (B) as would result in any liability in excess of the amount reserved therefor or reflected on the balance sheet of the Company as of June 30, 2016, other than any such liability not in excess of $1,000,000 or (C) to the extent such litigation or other legal proceeding (1) involves any injunction or material non-monetary relief on any of the Acquired Companies, (2) does not provide for a complete release of the Acquired Companies of all claims or (3) provides for any admission of wrongdoing by any of the Acquired Companies;

        (xix)  other than non-exclusive licenses or sublicenses to end users, distributors and resellers in the ordinary course of business, enter into any agreement, arrangement or commitment to grant a license or sublicense of any material Company Intellectual Property;

         (xx)  transfer, sell, lease, license (except as permitted under Section 5.1(b)(xix)), mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any material Company Intellectual Property;

        (xxi)  other than in the ordinary course of business (A) enter into, renew or materially amend or modify any Company Material Contract or Contract that would be a Company Material Contract if in effect on the date of this Agreement, (B) consent to the termination of (other than a termination in accordance with its terms) any Company Material Contract or Contract permitted under this Section 5.1 to be entered into on or following the date hereof that would be a Company Material Contract if in effect on the date of this Agreement or (C) materially amend, waive or modify or fail to enforce its material rights under any Company Material Contract or Contract permitted under this Section 5.1 to be entered into on or following the date hereof that would be a Company Material Contract if in effect on the date of this Agreement;

       (xxii)  waive, extend, renew or enter into any non-compete, most favored nation, exclusivity, non-solicitation or similar Contract that would materially restrict or limit the freedom of any of the Acquired Companies in conducting their operations or business, as the case may be, or any of their respective Subsidiaries or Affiliates (whether before or after the Closing);

      (xxiii)  effectuate a "plant closing" or "mass layoff," as those terms are defined under WARN;

      (xxiv)  enter into any new line of business which is outside the business being conducted by the Acquired Companies on the date hereof and any reasonable extensions thereof;

        (xxv)  enter into, amend or modify any union recognition agreement, collective bargaining agreement or similar agreement with any labor union or representative body of any Acquired Company employees, or enter into negotiations regarding any such agreement;

      (xxvi)  cancel any material insurance policies, or fail to renew any material insurance policies upon expiration on substantially the same terms as those in place on the date of this Agreement, to the extent insurance policies on such terms are available on commercially reasonable terms; or

     (xxvii)  agree to, authorize or enter into any Contract obligating it to take any of the actions described in Sections 5.1(b)(i) through 5.1(b)(xxvi).

        Section 5.2    Conduct of Business of Parent.

        (a)   Except with the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), for matters set forth in Section 5.2 of the Parent Disclosure Letter or otherwise expressly required or permitted by this Agreement or by any financing arrangements entered into by Parent in connection herewith or required by Law, from the date of this Agreement until the Effective Time, Parent shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to conduct its business in the ordinary course in substantially the same manner as previously conducted and, to the extent consistent therewith, use reasonable best efforts to preserve substantially intact its business organization, maintain all material Permits, keep available the services of its current officers and key employees and preserve intact its goodwill and ongoing business relationships with customers, suppliers, licensors, licensees and others having business dealings with them.

        (b)   Without limiting the generality of Section 5.2(a), except for matters set forth in Section 5.2 of the Parent Disclosure Letter or as otherwise expressly required or permitted by this Agreement or by any financing arrangements entered into by Parent in connection herewith or required by Law, from the date of this Agreement to the Effective Time, Parent shall not, and shall not permit any Parent Subsidiary to, do any of the following without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed):

            (i)  amend or permit the adoption of any amendment to the charter or bylaws of Parent in a manner that would adversely affect the consummation of the Merger or the Subsequent Merger or affect the holders of Company Common Stock whose shares may be converted into Parent Common Stock at the Effective Time in a manner different than holders of Parent Common Stock prior to the Effective Time;

           (ii)  adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, except for any merger or consolidation solely among wholly owned Parent Subsidiaries not in violation of any instrument binding on any of the Parent Companies and that would not reasonably be expected to result in a material increase in the net Tax liability of the Parent Companies taken as a whole and would not present a material risk of any delay in the receipt of any approvals required under Section 6.1;

          (iii)  issue, grant, deliver, sell, pledge, dispose of or encumber any (A) shares of capital stock, (B) Parent Voting Debt or other voting securities, (C) Parent Stock Equivalents or (D) securities convertible into or exercisable or exchangeable for any shares of Parent capital stock or voting securities of, or equity interests in, Parent, other than (x) the issuance of shares of Parent Common Stock upon the exercise of convertible securities in accordance with the terms under the Parent Stock Plans as of the date of this Agreement, (y) pursuant to a Parent Stock Plan or (z) the issuance of shares of Parent Common Stock or other securities of Parent in connection with bona fide acquisitions, mergers, strategic partnership transactions or similar transactions permitted under clause (vi) below;

          (iv)  declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or other equity interests other than (A) any dividend or distribution by a Subsidiary of Parent to Parent or to another wholly owned Subsidiary of Parent and (B) regular quarterly dividends in an amount per share of Parent Common Stock no greater than the quarterly dividend declared and paid by Parent during the fiscal quarter ended September 30, 2016, with record and payment dates in accordance with Parent's customary dividend schedule;

           (v)  adjust, split, combine, redeem, repurchase or otherwise acquire any shares of its capital stock or other equity interests (except in connection with the cashless exercises or similar transactions (including withholding of Taxes) pursuant to the vesting or exercise, as the case may be, of Parent Stock Awards outstanding as of the date hereof and in accordance with their terms under the Parent Stock Plans as of the date hereof), or reclassify, combine, split, subdivide or otherwise amend the terms of its capital stock or other equity interests, or enter into any agreement with respect to the voting of any of Parent's capital stock, in each case in a manner that would reasonably be expected to adversely affect the ability of the parties hereto to consummate the Merger or the Subsequent Merger or affect the holders of Company Common Stock whose shares may be converted into Parent Common Stock at the Effective Time in a manner different than holders of Parent Common Stock prior to the Effective Time;

          (vi)  (A) acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any material assets other than (1) pursuant to contracts or commitments in existence as of the date of this Agreement, (2) acquisitions of supplies in the ordinary course of business consistent with past practice or (3) acquisitions with a purchase price (including assumed indebtedness) not exceeding $100,000,000 in the aggregate, provided that such acquisitions would not reasonably be expected to impede or delay the satisfaction of the conditions to or the consummation of the Closing or (B) sell, lease, exchange, mortgage, pledge, transfer, subject to any Lien (other than Permitted Liens) or otherwise dispose of (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any material assets that are not Parent Intellectual Property, other than (1) pursuant to contracts or commitments in existence as of the date of this Agreement, (2) sales of obsolete equipment in the ordinary course of business, (3) sales or dispositions of inventory in the ordinary course of business or (4) dispositions of assets in any transaction or series of related transactions with an aggregate fair market value not exceeding $100,000,000;

         (vii)  take any action, cause any action to be taken, fail to take any action or fail to cause any action to be taken (including any action or failure to act otherwise permitted by this Section 5.2(b)) that would prevent the Merger and the Subsequent Merger, taken together, from constituting a tax-free reorganization under Section 368(a) and related provisions of the Code;

        (viii)  enter into any material joint venture or similar partnership arrangement; or

          (ix)  agree to, authorize, or enter into any Contract obligating it to take any of the actions described in Sections 5.2(b)(i) through 5.2(b)(viii).

        Section 5.3    Company Acquisition Proposals.

        (a)   Following the execution of this Agreement, the Acquired Companies shall, and shall direct their respective Representatives to, (i) immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Company Acquisition Proposal or any proposal, inquiry or offer that could reasonably be expected to lead to a Company Acquisition Proposal and (ii) request the prompt return or destruction of all confidential information previously made available by it or on its behalf in connection with any actual or potential Company Acquisition Proposal. The Company shall not terminate, waive, amend, release or modify in any respect any provision of any confidentiality agreement to which any Acquired Company or any of its Affiliates or Representatives is a party with respect to any Company Acquisition Proposal or any proposal, inquiry or offer that could reasonably be expected to lead to a Company Acquisition Proposal, and shall enforce, to the fullest extent permitted by applicable Law, the provisions of any such agreement, including obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof; provided, however, that the Company shall be entitled to waive any standstill provision included in any such confidentiality agreement or any standstill provision contained in any standstill agreement to which any Acquired Company or any of its Affiliates or Representatives is a party with respect to any Company Acquisition Proposal or any proposal, inquiry or offer that could reasonably be expected to lead to a Company Acquisition Proposal if the Company Board determines in good faith (after consultation with the Company's outside legal counsel) that failure to waive such standstill would reasonably be expected to be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law.

        (b)   The Acquired Companies shall not, and shall direct their respective Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly encourage or knowingly induce or facilitate the making, submission or announcement of any inquiries or the making of any proposal or offer constituting, related to or that could reasonably be expected to lead to a Company Acquisition Proposal, (ii) make available any information regarding any of the Acquired Companies to any Person (other than Parent and Parent's or the Company's Representatives acting in their capacity as such) in connection with or in response to a Company Acquisition Proposal or any proposal, inquiry or offer that could reasonably be expected to lead to a Company Acquisition Proposal, (iii) engage in discussions or negotiations with any Person with respect to any Company Acquisition Proposal or any proposal, inquiry or offer that could reasonably be expected to lead to a Company Acquisition Proposal (other than to state that they currently are not permitted to have discussions), (iv) approve, endorse or recommend any Company Acquisition Proposal or any proposal, inquiry or offer that could reasonably be expected to lead to a Company Acquisition Proposal, (v) make or authorize any statement, recommendation or solicitation in support of any Company Acquisition Proposal or any proposal, inquiry or offer that could reasonably be expected to lead to a Company Acquisition Proposal, (vi) enter into any letter of intent or agreement in principle or any Contract providing for, relating to or in connection with any Company Acquisition Proposal or any proposal, inquiry or offer that could reasonably be expected to lead to a Company Acquisition Proposal (other than a Company Acceptable Confidentiality Agreement in accordance with Section 5.3(c)) or (vii) reimburse or agree to reimburse the expenses of any other Person (other than the Company's Representatives) in connection with a Company Acquisition Proposal or any inquiry, discussion, offer or request that could reasonably be expected to lead to a Company Acquisition Proposal.

        (c)   Notwithstanding anything to the contrary in this Section 5.3, if at any time prior to obtaining the Company Stockholder Approval, (i) the Company receives, after the date of this Agreement, an unsolicited bona fide written Company Acquisition Proposal, (ii) such Company Acquisition Proposal did not result from a breach of this Agreement and (iii) the Company Board determines in good faith (after consultation with the Company's outside legal counsel and outside financial advisors) that such Company Acquisition Proposal constitutes or would reasonably be expected to lead to a Company Superior Proposal, then, prior to obtaining the Company Stockholder Approval, the Company may (x) make available information with respect to the Acquired Companies to the Person making such Company Acquisition Proposal pursuant to a Company Acceptable Confidentiality Agreement; provided, that any non-public information provided or made available to any Person given such access shall have been previously provided or made available to Parent or shall be provided or made available to Parent prior to or concurrently with the time it is provided or made available to such Person, and (y) participate in discussions or negotiations with the Person making such Company Acquisition Proposal regarding such Company Acquisition Proposal; provided, however, that the Acquired Companies shall, and shall cause its and their respective Representatives to, cease any activities described in clause (x) or (y) of this Section 5.3(c) immediately following the time the applicable Company Acquisition Proposal ceases to be a Company Superior Proposal or a Company Acquisition Proposal that could reasonably be expected to lead to a Company Superior Proposal. The Company shall promptly (and in any event within twenty-four (24) hours) advise Parent in writing of the receipt of any Company Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a Company Acquisition Proposal (including the identity of the Person making or submitting such Company Acquisition Proposal or inquiry, proposal or offer, and the terms and conditions thereof) that is made or submitted by any Person prior to the Effective Time. The Company shall keep Parent informed, on a reasonably current basis, of the status of, and any financial or other changes in, any such Company Acquisition Proposal, inquiry, proposal or offer, including providing Parent copies of any correspondence related thereto and proposed documents to effect such Company Acquisition Proposal.

        (d)   Except as otherwise provided in Section 5.3(e), 5.3(f) or 5.3(g), neither the Company Board nor any committee thereof shall (i) (A) directly or indirectly, fail to make, withhold, withdraw or qualify (or modify in a manner adverse to Parent) the Company Recommendation or the approval of this Agreement, the Merger, the Subsequent Merger or any of the other Transactions, take any action (or permit or authorize any of the Acquired Companies or any of their respective Representatives to take any such action) inconsistent with the Company Recommendation or resolve, agree or propose to take any such actions (each such action set forth in this Section 5.3(d)(i)(A) being referred to herein as a "Company Adverse Recommendation Change") or (B) adopt, approve, recommend, endorse or otherwise declare advisable any Company Acquisition Proposal or resolve, agree or propose to take any such actions, (ii) cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement related to a Company Acquisition Proposal (other than a Company Acceptable Confidentiality Agreement in accordance with Section 5.3(c)), (iii) take any action to make the provisions of any Takeover Laws or any restrictive provision of any applicable anti-takeover provision in the certificate of incorporation or bylaws of the Company, inapplicable to any transactions contemplated by a Company Acquisition Proposal (including approving any transaction under the DGCL) or (iv) resolve, agree or propose to take any such actions.

        (e)   Notwithstanding Section 5.3(d), at any time prior to obtaining the Company Stockholder Approval, provided that the Acquired Companies have complied with the applicable provisions of this Section 5.3, then, prior to obtaining the Company Stockholder Approval, the Company Board may, solely in response to a Company Superior Proposal received on or after the date hereof that has not been withdrawn or abandoned and that did not result from a breach of this Agreement, make a Company Adverse Recommendation Change and may cause the Company to terminate this Agreement pursuant to Section 7.1(d)(iv) (including payment of the Termination Fee) and concurrently enter into a binding definitive agreement to effect such Company Superior Proposal. Neither the Company Board nor any committee thereof shall make a Company Adverse Recommendation Change or terminate this Agreement pursuant to Section 7.1(d)(iv) or cause the Company to enter into a binding definitive agreement to effect such Company Superior Proposal unless the Company has first complied with the provisions of Section 5.3(f) and, after so complying, the Company Board determines in good faith (after consultation with the Company's outside legal counsel) that such Company Acquisition Proposal continues to constitute a Company Superior Proposal.

        (f)    The Company Board shall not take any action set forth in Section 5.3(e) unless the Company has first (i) provided written notice to Parent (a "Notice of Company Superior Proposal") advising Parent that the Company has received a Company Superior Proposal, specifying the terms and conditions of such Company Superior Proposal, identifying the Person making such Company Superior Proposal and providing copies of any agreements intended to effect such Company Superior Proposal, and that the Company Board has made the determination required under Section 5.3(e), (ii) negotiated, and caused the Company and its Representatives to negotiate, during the five (5) Business Day period following Parent's receipt of the Notice of Company Superior Proposal (the "Company Superior Proposal Notice Period"), in good faith with Parent to enable Parent to make a counteroffer or propose to amend the terms of this Agreement (to the extent Parent wishes to do so) so that such Company Acquisition Proposal no longer constitutes a Company Superior Proposal, and (iii) after complying with clauses (i) and (ii), reaffirmed such determination in light of any counteroffer or proposed amendment to the terms of this Agreement; provided, however, that if during the Company Superior Proposal Notice Period any revisions are made to a Company Acquisition Proposal and such revisions are material (it being understood and agreed that any change to consideration with respect to such proposal is material), the Company shall deliver a new Notice of Company Superior Proposal to Parent and shall comply with the requirements of this Section 5.3(f) with respect to such new Notice of Company Superior Proposal.

        (g)   Nothing in this Agreement shall prohibit or restrict the Company Board, in circumstances not involving or relating to a Company Acquisition Proposal, from effecting a Company Adverse Recommendation Change in response to the occurrence of a Company Intervening Event if the Company Board determines in good faith (after consultation with the Company's outside legal counsel) that the failure to do so would reasonably be expected to be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law and the Company has first (i) provided written notice to Parent (a "Notice of Company Intervening Event") describing the Company Intervening Event and advising Parent that the Company Board intends to take such action and specifying the reasons therefor in reasonable detail; (ii) negotiated, and caused the Company and its Representatives to negotiate, during the five (5) Business Days following Parent's receipt of the Notice of Company Intervening Event (the "Company Intervening Event Notice Period"), in good faith with Parent regarding any revisions to the terms of the Transactions proposed by Parent in response to such Company Intervening Event; and (iii) at the end of the Company Intervening Event Notice Period, the Company Board determines in good faith, after consultation with the Company's outside legal counsel (and taking into account any adjustment or modification of the terms of this Agreement proposed by Parent), that a Company Intervening Event continues to exist and that the failure to make a Company Adverse Recommendation Change would reasonably be expected to be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law.

        (h)   The Company agrees that it shall take all actions necessary so that any Company Adverse Recommendation Change shall not change the approval of this Agreement or any other approval of the Company Board or any committee thereof in any respect that would have the effect of causing any of the Takeover Laws of any state (including Delaware) or other similar statutes to be applicable to the Transactions, including the Merger and the Subsequent Merger.

        (i)    Nothing contained in this Section 5.3 shall prohibit the Company Board from taking and disclosing a position contemplated by Item 1012(a) of Regulation M-A, Rule 14e-2(a) under the Exchange Act or Rule 14d-9 under the Exchange Act; provided, however, that neither the Company nor the Company Board (or any committee thereof) shall be permitted to recommend that the stockholders of the Company tender any securities in connection with any tender or exchange offer (or otherwise approve, endorse or recommend any Company Acquisition Proposal), unless in each case, in connection therewith, the Company Board effects a Company Adverse Recommendation Change in accordance with Section 5.3(e); provided, further that any such disclosure (other than a "stop, look and listen" communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed to be a Company Adverse Recommendation Change unless the Company Board expressly reaffirms the Company Recommendation and rejects any Company Acquisition Proposal within the later of (A) three (3) Business Days after such stop, look and listen communication and (B) if applicable, the deadline for filing a Schedule 14D-9 with respect to such Company Acquisition Proposal.

        (j)    Any action taken or not taken by any Representative of any of the Acquired Companies acting on behalf of any of the Acquired Companies that if taken or not taken by the Company would constitute a breach of this Section 5.3 shall be deemed a breach of this Agreement by the Company.

        (k)   For purposes of this Agreement:

            (i)  "Company Acceptable Confidentiality Agreement" means a confidentiality agreement containing terms substantially similar to, and (taken as a whole) no less favorable to the Company than, those set forth in the Confidentiality Agreement; provided, that such confidentiality agreement (i) must contain a "standstill" or similar provision or otherwise prohibit the making or amendment of any Company Acquisition Proposal, except that such provisions may include an exception solely to allow the other party to the agreement to (x) make a confidential Company Acquisition Proposal to the Company Board or (y) make confidential requests to the Company for amendments, waivers or consents under, or agreements not to enforce, such "standstill", similar provision or other provision that prohibits the making of a Company Acquisition Proposal and (ii) shall not prohibit compliance by any of the Acquired Companies with any of the provisions of this Agreement.

           (ii)  "Company Acquisition Proposal" means any proposal or offer (whether or not in writing), with respect to any (A) merger, consolidation, share exchange, other business combination or similar transaction involving any of the Acquired Companies, (B) sale, lease, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in a Subsidiary of the Company or otherwise) of any business or assets of any of the Acquired Companies representing 20% or more of the consolidated revenues, net income or assets of the Acquired Companies, taken as a whole, (C) issuance, sale or other disposition, directly or indirectly, to any Person (or the stockholders of any Person) or group of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of the Company, (D)transaction in which the holders of the voting power of the Company immediately prior to such transaction own 80% or less of the voting power of the Company immediately following the transaction, (E) transaction in which any Person (or the stockholders of any Person) shall acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which beneficially owns or has the right to acquire beneficial ownership of, 20% or more of the outstanding Company Shares or (F) any combination of the foregoing (in each case, other than the Merger and the Subsequent Merger).

          (iii)  "Company Intervening Event" means an event, fact, circumstance, development or occurrence that is material to the Acquired Companies, taken as a whole, that is not known or reasonably foreseeable (or the magnitude of which is not known or reasonably foreseeable) to or by the Company Board as of the date of this Agreement, which event, fact, circumstance, development or occurrence (or the magnitude of which) becomes known to or by the Company Board after the date hereof and prior to obtaining the Company Stockholder Approval; provided, however, that if the Company Intervening Event relates to an event, fact, circumstance, development or occurrence involving Parent or any of its Subsidiaries, then such event, fact, circumstance, development or occurrence shall not constitute a Company Intervening Event unless it has a Parent Material Adverse Effect; provided, further, that in no event shall the following constitute a Company Intervening Event: (i) the receipt, existence or terms of a Company Acquisition Proposal, or any inquiry or matter relating thereto or consequence thereof, (ii) events or circumstances arising from the announcement or the existence of, or any action taken by either party pursuant to and in compliance with the terms of, this Agreement and (iii) changes in the market price or trading volume of the Company Shares or shares of Parent Common Stock (it being understood that the facts and occurrences giving rise to or contributing to such changes may be taken into account in determining whether there has been a Company Intervening Event).

          (iv)  "Company Superior Proposal" means any binding, bona fide written offer made by a third party or group pursuant to which such third party or group would acquire, directly or indirectly, more than 50% of the outstanding Company Shares or substantially all of the assets of the Acquired Companies, taken as a whole, (A) on terms which the Company Board determines in good faith (after consultation with the Company's outside legal counsel and a financial advisor of nationally recognized reputation) to be superior from a financial point of view to the stockholders of the Company to the Transactions, taking into account all the terms and conditions of such proposal and this Agreement (including the Termination Fee, any changes proposed by Parent to the terms of this Agreement and the potential time delays and other risks to consummation associated with such offer), (B) that is reasonably likely to be completed, taking into account all financial, regulatory, legal and other aspects of such offer and (C) for which any necessary financing is fully committed (including with respect to any indebtedness that could be required to be repaid in connection with the transactions contemplated by such offer).

        Section 5.4    Parent Acquisition Proposals.

        (a)   Following the execution of this Agreement, the Parent Companies shall, and shall direct their respective Representatives to (i) immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Parent Acquisition Proposal or any proposal, inquiry or offer that could reasonably be expected to lead to a Parent Acquisition Proposal and (ii) request the prompt return or destruction of all confidential information previously made available by it or on its behalf in connection with any actual or potential Parent Acquisition Proposal. Parent shall not terminate, waive, amend, release or modify in any respect any provision of any confidentiality agreement to which any Parent Company or any of its Affiliates or Representatives is a party with respect to any Parent Acquisition Proposal or any proposal, inquiry or offer that could reasonably be expected to lead to a Parent Acquisition Proposal, and shall enforce, to the fullest extent permitted by applicable Law, the provisions of any such agreement, including obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof; provided, however, that Parent shall be entitled to waive any standstill provision included in any such confidentiality agreement or any standstill provision contained in any standstill agreement to which any Parent Company or any of its Affiliates or Representatives is a party with respect to any Parent Acquisition Proposal or any proposal, inquiry or offer that could reasonably be expected to lead to a Parent Acquisition Proposal if the Parent Board determines in good faith (after consultation with Parent's outside legal counsel) that failure to waive such standstill would reasonably be expected to be inconsistent with its fiduciary duties to the stockholders of Parent under applicable Law.

        (b)   The Parent Companies shall not, and shall direct their respective Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly encourage or knowingly induce or facilitate the making, submission or announcement of any inquiries or the making of any proposal or offer constituting, related to or that could reasonably be expected to lead to a Parent Acquisition Proposal, (ii) make available any information regarding any of the Parent Companies to any Person (other than the Company and Parent's or the Company's Representatives acting in their capacity as such) in connection with or in response to a Parent Acquisition Proposal or any proposal, inquiry or offer that could reasonably be expected to lead to a Parent Acquisition Proposal, (iii) engage in discussions or negotiations with any Person with respect to any Parent Acquisition Proposal or any proposal, inquiry or offer that could reasonably be expected to lead to a Parent Acquisition Proposal (other than to state that they currently are not permitted to have discussions), (iv) approve, endorse or recommend any Parent Acquisition Proposal or any proposal, inquiry or offer that could reasonably be expected to lead to a Parent Acquisition Proposal, (v) make or authorize any statement, recommendation or solicitation in support of any Parent Acquisition Proposal or any proposal, inquiry or offer that could reasonably be expected to lead to a Parent Acquisition Proposal, (vi) enter into any letter of intent or agreement in principle or any Contract providing for, relating to or in connection with any Parent Acquisition Proposal or any proposal, inquiry or offer that could reasonably be expected to lead to a Parent Acquisition Proposal (other than a Parent Acceptable Confidentiality Agreement in accordance with Section 5.4(c)) or (vii) reimburse or agree to reimburse the expenses of any other Person (other than Parent's Representatives) in connection with a Parent Acquisition Proposal or any inquiry, discussion, offer or request that could reasonably be expected to lead to a Parent Acquisition Proposal.

        (c)   Notwithstanding anything to the contrary in this Section 5.4, if at any time prior to obtaining the Parent Stockholder Approval, (i) Parent receives, after the date of this Agreement, an unsolicited bona fide written Parent Acquisition Proposal, (ii) such Parent Acquisition Proposal did not result from a breach of this Agreement and (iii) Parent Board determines in good faith (after consultation with Parent's outside legal counsel and outside financial advisors) that such Parent Acquisition Proposal constitutes or would reasonably be expected to lead to a Parent Superior Proposal, then, prior to obtaining Parent Stockholder Approval, Parent may (x) make available information with respect to the Parent Companies to the Person making such Parent Acquisition Proposal pursuant to a Parent Acceptable Confidentiality Agreement; provided, that any non-public information provided or made available to any Person given such access shall have been previously provided or made available to the Company or shall be provided or made available to the Company prior to or concurrently with the time it is provided or made available to such Person, and (y) participate in discussions or negotiations with the Person making such Parent Acquisition Proposal regarding such Parent Acquisition Proposal; provided, however, that the Parent Companies shall, and shall cause its and their respective Representatives to, cease any activities described in clause (x) or (y) of this Section 5.4(c) immediately following the time the applicable Parent Acquisition Proposal ceases to be a Parent Superior Proposal or a Parent Acquisition Proposal that could reasonably be expected to lead to a Parent Superior Proposal. Parent shall promptly (and in any event within twenty-four (24) hours) advise the Company in writing of the receipt of any Parent Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a Parent Acquisition Proposal (including the identity of the Person making or submitting such Parent Acquisition Proposal or inquiry, proposal or offer, and the terms and conditions thereof) that is made or submitted by any Person prior to the Effective Time. Parent shall keep the Company informed, on a reasonably current basis, of the status of, and any financial or other changes in, any such Parent Acquisition Proposal, inquiry, proposal or offer, including providing Parent copies of any correspondence related thereto and proposed documents to effect such Parent Acquisition Proposal.

        (d)   Except as otherwise provided in Section 5.4(e), 5.4(f) or 5.4(g), neither the Parent Board nor any committee thereof shall (i) (A) directly or indirectly, fail to make, withhold, withdraw or qualify (or modify in a manner adverse to Parent) the Parent Recommendation or the approval of this Agreement, the Merger, the Subsequent Merger or any of the other Transactions, take any action (or permit or authorize any of the Parent Companies or any of their respective Representatives to take any such action) inconsistent with the Parent Recommendation or resolve, agree or propose to take any such actions (each such action set forth in this Section 5.4(d)(i)(A) being referred to herein as a "Parent Adverse Recommendation Change") or (B) adopt, approve, recommend, endorse or otherwise declare advisable any Parent Acquisition Proposal or resolve, agree or propose to take any such actions, (ii) cause or permit Parent to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement related to a Parent Acquisition Proposal (other than a Parent Acceptable Confidentiality Agreement in accordance with Section 5.4(c)), (iii) take any action to make the provisions of any Takeover Laws or any restrictive provision of any applicable anti-takeover provision in the certificate of incorporation or bylaws of Parent, inapplicable to any transactions contemplated by a Parent Acquisition Proposal (including approving any transaction under the DGCL) or (iv) resolve, agree or propose to take any such actions.

        (e)   Notwithstanding Section 5.4(d), at any time prior to obtaining Parent Stockholder Approval, provided that the Parent Companies have complied with the applicable provisions of this Section 5.4, then, prior to obtaining the Parent Stockholder Approval, the Parent Board may, solely in response to a Parent Superior Proposal received on or after the date hereof that has not been withdrawn or abandoned and that did not result from a breach of this Agreement, make a Parent Adverse Recommendation Change and may cause Parent to terminate this Agreement pursuant to Section 7.1(c)(iv) (including payment of the Termination Fee) and concurrently enter into a binding definitive agreement to effect such Parent Superior Proposal. Neither the Parent Board nor any committee thereof shall make a Parent Adverse Recommendation Change or terminate this Agreement pursuant to Section 7.1(c)(iv) or cause Parent to enter into a binding definitive agreement to effect such Parent Superior Proposal unless Parent has first complied with the provisions of Section 5.4(f) and, after so complying, the Parent Board determines in good faith (after consultation with Parent's outside legal counsel) that such Parent Acquisition Proposal continues to constitute a Parent Superior Proposal.

        (f)    The Parent Board shall not take any action set forth in Section 5.4(e) unless Parent has first (i) provided written notice to the Company (a "Notice of Parent Superior Proposal") advising the Company that Parent has received a Parent Superior Proposal, specifying the terms and conditions of such Parent Superior Proposal, identifying the Person making such Parent Superior Proposal and providing copies of any agreements intended to effect such Parent Superior Proposal, and that the Parent Board has made the determination required under Section 5.4(e), (ii) negotiated, and caused Parent and its Representatives to negotiate, during the five (5) Business Day period following the Company's receipt of the Notice of Parent Superior Proposal (the "Parent Superior Proposal Notice Period"), in good faith with the Company to enable the Company to make a counteroffer or propose to amend the terms of this Agreement (to the extent the Company wishes to do so) so that such Parent Acquisition Proposal no longer constitutes a Parent Superior Proposal, and (iii) after complying with clauses (i) and (ii), reaffirmed such determination in light of any counteroffer or proposed amendment to the terms of this Agreement; provided, however, that if during the Parent Superior Proposal Notice Period any revisions are made to a Parent Acquisition Proposal and such revisions are material (it being understood and agreed that any change to consideration with respect to such proposal is material), Parent shall deliver a new Notice of Parent Superior Proposal to Parent and shall comply with the requirements of this Section 5.4(f) with respect to such new Notice of Parent Superior Proposal.

        (g)   Nothing in this Agreement shall prohibit or restrict the Parent Board, in circumstances not involving or relating to a Parent Acquisition Proposal, from effecting a Parent Adverse Recommendation Change in response to the occurrence of a Parent Intervening Event if the Parent Board determines in good faith (after consultation with Parent's outside legal counsel) that the failure to do so would reasonably be expected to be inconsistent with its fiduciary duties to the stockholders of Parent under applicable Law and Parent has first (i) provided written notice to the Company (a "Notice of Parent Intervening Event") describing the Parent Intervening Event and advising the Company that the Parent Board intends to take such action and specifying the reasons therefor in reasonable detail; (ii) negotiated, and caused Parent and its Representatives to negotiate, during the five (5) Business Days following the Company's receipt of the Notice of Parent Intervening Event (the "Parent Intervening Event Notice Period"), in good faith with the Company regarding any revisions to the terms of the Transactions proposed by the Company in response to such Parent Intervening Event; and (iii) at the end of the Parent Intervening Event Notice Period, the Parent Board determines in good faith, after consultation with Parent's outside legal counsel (and taking into account any adjustment or modification of the terms of this Agreement proposed by the Company), that a Parent Intervening Event continues to exist and that the failure to make a Parent Adverse Recommendation Change would reasonably be expected to be inconsistent with its fiduciary duties to the stockholders of Parent under applicable Law.

        (h)   Parent agrees that it shall take all actions necessary so that any Parent Adverse Recommendation Change shall not change the approval of this Agreement or any other approval of the Parent Board or any committee thereof in any respect that would have the effect of causing any of the Takeover Laws of any state (including Delaware) or other similar statutes to be applicable to the Transactions, including the Merger and the Subsequent Merger.

        (i)    Nothing contained in this Section 5.4 shall prohibit the Parent Board from taking and disclosing a position contemplated by Item 1012(a) of Regulation M-A, Rule 14e-2(a) under the Exchange Act or Rule 14d-9 under the Exchange Act; provided, however, that neither Parent nor the

Parent Board (or any committee thereof) shall be permitted to recommend that the stockholders of Parent tender any securities in connection with any tender or exchange offer (or otherwise approve, endorse or recommend any Parent Acquisition Proposal), unless in each case, in connection therewith, the Parent Board effects a Parent Adverse Recommendation Change in accordance with Section 5.4(e); provided, further that any such disclosure (other than a "stop, look and listen" communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed to be a Parent Adverse Recommendation Change unless the Parent Board expressly reaffirms the Parent Recommendation and rejects any Parent Acquisition Proposal within the later of (A) three (3) Business Days after such stop, look and listen communication and (B) if applicable, the deadline for filing a Schedule 14D-9 with respect to such Parent Acquisition Proposal.

        (j)    Any action taken or not taken by any Representative of any of the Parent Companies acting on behalf of any of the Parent Companies that if taken or not taken by Parent would constitute a breach of this Section 5.4 shall be deemed a breach of this Agreement by Parent.

        (k)   For purposes of this Agreement:

            (i)  "Parent Acceptable Confidentiality Agreement" means a confidentiality agreement containing terms substantially similar to, and (taken as a whole) no less favorable to Parent than, those set forth in the Confidentiality Agreement; provided, that such confidentiality agreement (i) must contain a "standstill" or similar provision or otherwise prohibit the making or amendment of any Parent Acquisition Proposal, except that such provisions may include an exception solely to allow the other party to the agreement to (x) make a confidential Parent Acquisition Proposal to the Parent Board or (y) make confidential requests to Parent for amendments, waivers or consents under, or agreements not to enforce, such "standstill", similar provision or other provision that prohibits the making of a Parent Acquisition Proposal and (ii) shall not prohibit compliance by any of the Parent Companies with any of the provisions of this Agreement.

           (ii)  "Parent Acquisition Proposal" means any proposal or offer (whether or not in writing), with respect to any (A) merger, consolidation, share exchange, other business combination or similar transaction involving any of the Parent Companies, (B) sale, lease, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in a Subsidiary of Parent or otherwise) of any business or assets of any of the Parent Companies representing 20% or more of the consolidated revenues, net income or assets of the Parent Companies, taken as a whole, (C) issuance, sale or other disposition, directly or indirectly, to any Person (or the stockholders of any Person) or group of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of Parent, (D) transaction in which the holders of the voting power of Parent immediately prior to such transaction own 80% or less of the voting power of Parent immediately following the transaction, (E) transaction in which any Person (or the stockholders of any Person) shall acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which beneficially owns or has the right to acquire beneficial ownership of, 20% or more of the outstanding shares of Parent Common Stock or (F) any combination of the foregoing (in each case, other than the Merger and the Subsequent Merger).

          (iii)  "Parent Intervening Event" means an event, fact, circumstance, development or occurrence that is material to the Parent Companies, taken as a whole, that is not known or reasonably foreseeable (or the magnitude of which is not known or reasonably foreseeable) to or by the Parent Board as of the date of this Agreement, which event, fact, circumstance, development or occurrence (or the magnitude of which) becomes known to or by the Parent Board after the date hereof and prior to obtaining the Parent Stockholder Approval; provided, however, that if the

  Parent Intervening Event relates to an event, fact, circumstance, development or occurrence involving the Company or any of its Subsidiaries, then such event, fact, circumstance, development or occurrence shall not constitute a Parent Intervening Event unless it has a Company Material Adverse Effect; provided, further, that in no event shall the following constitute a Parent Intervening Event: (i) the receipt, existence or terms of a Parent Acquisition Proposal, or any inquiry or matter relating thereto or consequence thereof, (ii) events or circumstances arising from the announcement or the existence of, or any action taken by either party pursuant to and in compliance with the terms of, this Agreement and (iii) changes in the market price or trading volume of the Company Shares or shares of Parent Common Stock (it being understood that the facts and occurrences giving rise to or contributing to such changes may be taken into account in determining whether there has been a Parent Intervening Event).

          (iv)  "Parent Superior Proposal" means any binding, bona fide written offer made by a third party or group pursuant to which such third party or group would acquire, directly or indirectly, more than 50% of the outstanding shares of Parent Common Stock or substantially all of the assets of the Parent Companies, taken as a whole, (A) on terms which Parent Board determines in good faith (after consultation with Parent's outside legal counsel and a financial advisor of nationally recognized reputation) to be superior from a financial point of view to the stockholders of Parent to the Transactions, taking into account all the terms and conditions of such proposal and this Agreement (including the Termination Fee, any changes proposed by Parent to the terms of this Agreement and the potential time delays and other risks to consummation associated with such offer), (B) that is reasonably likely to be completed, taking into account all financial, regulatory, legal and other aspects of such offer and (C) for which any necessary financing is fully committed (including with respect to any indebtedness that could be required to be repaid in connection with the transactions contemplated by such offer).

        Section 5.5    Preparation of the Form S-4 and Joint Proxy Statement; Stockholder Meetings.

        (a)   As soon as practicable following the date of this Agreement, Parent and the Company shall prepare, and Parent shall file with the SEC, the Form S-4, in which the Joint Proxy Statement will be included as a prospectus. Each of Parent and the Company shall cooperate in the preparation and filing of the Form S-4 and Joint Proxy Statement. The Company and Parent shall provide the other with the opportunity to review and comment on such documents prior to their filing with the SEC. Each of Parent and the Company shall use reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as reasonably practicable after such filing and to keep the Form S-4 effective as long as necessary to consummate the Merger and the Subsequent Merger. Each of Parent and the Company shall use reasonable best efforts to cause to be delivered to the other a "comfort letter" of its independent auditors, dated the date that is two (2) Business Days prior to the date on which the Form S-4 becomes effective. No filing of, or amendment or supplement to, the Form S-4 or the Joint Proxy Statement will be made by Parent or the Company, as applicable, without the other's prior consent (which shall not be unreasonably withheld, conditioned or delayed) and without providing the other the reasonable opportunity to review and comment thereon. Parent or the Company, as applicable, will advise the other promptly after (i) it receives oral or written notice of the time when the Form S-4 has become effective, (ii) any supplement or amendment to the Form S-4 has been filed, (iii) it becomes aware of the issuance of any stop order with respect to the Form S-4, (iv) it becomes aware of the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, (v) the receipt of (A) any oral or written request by the SEC for amendment of the Joint Proxy Statement or the Form S-4 or (B) comments thereon from the SEC or (vi) providing responses to the SEC with respect to (A) or (B) of the foregoing clause (v). Parent or the Company, as applicable, will promptly provide the other with copies of any written communication received from the SEC or any state securities commission with respect to the Form S-4, the Joint Proxy Statement or the qualification of the Parent Common

Stock issuable in connection with the Share Issuance. If at any time prior to the Effective Time any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, is discovered by Parent or the Company which should be set forth in an amendment or supplement to the Form S-4 or the Joint Proxy Statement, so that any such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC, after the other party has had a reasonable opportunity to review and comment thereon, and, to the extent required by applicable Law, disseminated to the respective stockholders of Parent and the Company. Parent will cause the Joint Proxy Statement to be mailed to Parent's stockholders, and the Company will cause the Joint Proxy Statement to be mailed to the Company's stockholders, in each case as promptly as reasonably practicable after the Form S-4 is declared effective under the Securities Act.

        (b)   The Company shall, as soon as reasonably practicable following effectiveness of the Form S-4, duly call, give notice of, convene and hold a meeting of its stockholders (the "Company Stockholder Meeting") for the purpose of seeking the Company Stockholder Approval. Subject to Sections 5.3(e), 5.3(f) and 5.3(g), the Company shall, through the Company Board, recommend that its stockholders adopt and approve this Agreement and the Transactions, including the Merger (the "Company Recommendation"), and shall use reasonable best efforts to (i) solicit from its stockholders proxies in favor of the adoption of this Agreement and (ii) take all other action necessary or advisable to secure the Company Stockholder Approval, and the Company Board shall not withhold, withdraw, modify or qualify, or propose publicly to withhold, withdraw, modify or qualify the Company Recommendation in a manner adverse to Parent. The Company shall have the right to postpone or adjourn the Company Stockholder Meeting (A) for the absence of a quorum, (B) to allow reasonable additional time to solicit additional proxies to the extent that at such time the Company has not received a number of proxies that it reasonably believes sufficient to obtain the Company Stockholder Approval at the Company Stockholder Meeting, (C) to the extent required by applicable Law or (D) with the written consent of Parent. Without limiting the generality of the foregoing, the Company's obligations pursuant to this Section 5.5(b) shall not be affected by the commencement, public proposal, public disclosure or public or private communication to the Company of any Company Acquisition Proposal or by a Company Adverse Recommendation Change unless this Agreement has been terminated in accordance with Section 7.1(d)(iv).

        (c)   Parent shall, as soon as reasonably practicable following effectiveness of the Form S-4, duly call, give notice of, convene and hold a meeting of its stockholders (the "Parent Stockholder Meeting") for the purpose of seeking the Parent Stockholder Approval. Subject to Sections 5.4(e), 5.4(f) and 5.4(g), Parent shall, through the Parent Board, recommend that its stockholders approve the Share Issuance (the "Parent Recommendation") and shall use reasonable best efforts to (i) solicit from its stockholders proxies in favor of the approval of the Share Issuance and (ii) take all other action necessary or advisable to secure the Parent Stockholder Approval, and the Parent Board shall not withhold, withdraw, modify or qualify, or propose publicly to withhold, withdraw, modify or qualify the Parent Recommendation in a manner adverse to Parent. Parent shall have the right to postpone or adjourn the Parent Stockholder Meeting (A) for the absence of a quorum, (B) to allow reasonable additional time to solicit additional proxies to the extent that at such time Parent has not received a number of proxies that it reasonably believes sufficient to obtain the Parent Stockholder Approval at the Parent Stockholder Meeting, (C) to the extent required by applicable Law or (D) with the written consent of the Company. Without limiting the generality of the foregoing, Parent's obligations pursuant to this Section 5.5(c) shall not be affected by the commencement, public proposal, public disclosure or public or private communication to Parent of any Parent Acquisition Proposal or by a Parent Adverse Recommendation Change unless this Agreement has been terminated in accordance with Section 7.1(c)(iv).

        (d)   The Company and Parent shall use reasonable best efforts to hold the Company Stockholder Meeting and the Parent Stockholder Meeting on the same date, including by postponing or adjourning the Company Stockholder Meeting or the Parent Stockholder Meeting, as applicable, if the other party postpones or adjourns the Parent Stockholder Meeting or the Company Stockholder Meeting, as applicable.

        Section 5.6    Access to Information; Confidentiality.     Subject to contractual and legal restrictions applicable to the Company or Parent or any of their respective Subsidiaries, each of the Company and Parent shall, and shall cause each of its respective Subsidiaries to, afford to the other party and to the Representatives of such other party, reasonable access during normal business hours during the period prior to the Effective Time or the termination of this Agreement to all of their respective properties, books, contracts, commitments, personnel and records (including the work papers of independent accountants, if available and subject to the consent of such independent accountants), and, during such period, each of the Company and Parent shall, and shall cause each of its respective Subsidiaries to, furnish promptly to the other party (a) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws and (b) all other information concerning its business, properties and personnel as such other party may reasonably request; provided, however, that such access does not unreasonably disrupt the normal operations of the Acquired Companies or the Parent Companies, as applicable. No investigation pursuant to this Section 5.6 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto. This Section 5.6 shall not require any Acquired Company or Parent Company to permit any access, or to disclose any information, that in the reasonable judgment of such party would reasonably be expected to result in (i) the disclosure of any trade secrets of third parties or a violation of any of its obligations with respect to confidentiality if such party shall have used commercially reasonable efforts to obtain the consent of such third party to such inspection or disclosure, (ii) the loss of attorney-client privilege with respect to such information or (iii) in the case of documents or portions of documents relating to pricing or other matters that are highly sensitive, a violation of applicable Law (including any Regulatory Law). If any material is withheld by such party pursuant to the preceding sentence, such party shall inform the other party as to the general nature of what is being withheld. All information exchanged pursuant to this Section 5.6 shall be subject to the Mutual Confidentiality and Non-Disclosure Agreement, dated August 3, 2016, between the Company and Parent (the "Confidentiality Agreement").

        Section 5.7    Further Action; Efforts.

        (a)   Subject to the terms and conditions of this Agreement, each party will use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the Transactions, and no party hereto shall fail to take or cause to be taken any action that would reasonably be expected to prevent, impede or materially delay the consummation of the Transactions; provided, however, that the parties hereto acknowledge and agree that all obligations of Parent, Merger Sub, Merger LLC and the Company relating to the Debt Financing shall be governed exclusively by Section 5.19, and not by this Section 5.7. Notwithstanding the foregoing, nothing in this Agreement shall require Parent, Merger Sub or Merger LLC to, and no Acquired Company shall, without the prior written consent of Parent, agree to any modification to or accommodation under any Contract or pay any fee, penalty or other consideration to any third party for any consent or approval required for the consummation of the Transactions. In furtherance and not in limitation of the foregoing, each party hereto agrees to make, if required, appropriate filings under any Regulatory Law, and each party hereto agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions within a reasonable time period not to exceed thirty (30) days from the date hereof and to supply as promptly as reasonably practicable and advisable any additional information and documentary material that may be requested pursuant to the HSR Act and to take all other commercially reasonable actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable, including by requesting early termination of the waiting period provided for in the HSR Act.

        (b)   The Company agrees to submit to the staff of the SEC a draft form of the necessary documents required in connection with the approval contemplated by Section 6.1(g)(i), as soon as reasonably practicable after the date hereof (but in any event within twenty (20) days after the date of this Agreement), and thereafter to supply as promptly as reasonably practicable and advisable any additional information and documentary material that may be requested, and to take all other commercially reasonable actions necessary, in connection therewith. Parent will reasonably cooperate promptly with the Company in connection with the preparation of the necessary documents required in connection with the approval contemplated by Section 6.1(g)(i) and in responding to any requests from the SEC in connection therewith.

        (c)   Each of Parent, Merger Sub and Merger LLC, on the one hand, and the Company, on the other hand, shall, in connection with the efforts referenced in Section 5.7(a) to obtain all requisite approvals and authorizations for the Transactions under the HSR Act or any other Regulatory Law, use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any Action initiated by a private party, (ii) keep the other party reasonably informed of any communication received by such party from, or given by such party to, the Federal Trade Commission (the "FTC"), the Antitrust Division of the Department of Justice (the "DOJ") or any other U.S. or non-U.S. Governmental Entity and of any communication received or given in connection with any Action by a private party, in each case regarding any of the Transactions and (iii) permit the other party a reasonable opportunity to review any substantive written communication given by it to (including the documentation referenced in Section 5.7(a)), and consult with each other in advance of any scheduled substantive meeting or conference with, the FTC, the DOJ or any other Governmental Entity or, in connection with any Action by a private party, with any other Person, and to the extent permitted by the FTC, the DOJ or such other applicable Governmental Entity or other Person, give the other party the reasonable opportunity to attend and participate in such meetings and conferences. Notwithstanding the foregoing, the Company and Parent may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other side under this Section 5.7(c) as "Antitrust Counsel Only Material." Such materials and the information contained therein shall be given only to the outside counsel regarding Regulatory Law of the recipient and will not be disclosed by outside counsel to employees, officers, directors or consultants of the recipient or any of its Affiliates unless express permission is obtained in advance from the source of the materials (the Company or Parent, as the case may be) or its legal counsel. Each of the Company and Parent shall cause its respective counsel regarding Regulatory Law to comply with this Section 5.7(c).

        (d)   No party hereto and no Parent Company or Acquired Company shall, without the prior written consent of the other parties hereto (which consent shall not be unreasonably withheld, conditioned or delayed) consent to or accept or enter into any operational restriction, consent decree or hold separate order or make any divestiture or other undertaking to obtain requisite approvals and authorizations for the Transactions from any Governmental Entity; provided that, without the prior written consent of the other parties hereto, either party hereto and any Parent Company or Acquired Company may divest or dispose of any assets or business that generated $1,000,000 or less in net revenue during 2015. Notwithstanding anything in this Agreement to the contrary, no Parent Company or Acquired Company shall be obligated to, and no party hereto shall, without the prior written consent of the other parties hereto (which consent shall be in the sole discretion of such other parties) consent to accept or enter into any operational restriction, consent decree or hold separate order or make any divestiture or other undertaking to obtain requisite approvals and authorizations for the

Transactions from any Governmental Entity, in each case, that, individually or in the aggregate, would reasonably be expected to (i) have a material adverse effect on the business, assets, liabilities, financial condition or results of operations of the Acquired Companies, taken as a whole, or (ii) have a material adverse effect on the business, assets, liabilities, financial condition or results of operations of the Parent Companies, taken as a whole, after giving effect to the Merger (provided that for the purpose of determining whether a potential adverse effect on the Parent Companies, taken as a whole, after giving effect to the Merger, would constitute a material adverse effect, the Parent Companies, taken as a whole, after giving effect to the Merger, shall be deemed to be a consolidated group of entities of the size and scale of a hypothetical company that is 100% of the size and scale of the Acquired Companies, taken as a whole) (each of the effects described in clauses (i) and (ii) of this sentence being referred to herein as a "Burdensome Effect").

        Section 5.8    Employee Benefits Matters.

        (a)   For a period ending not earlier than December 31, 2017 (or, if the Closing Date occurs after March 31, 2017, for a period of not less than 12 months after the Closing Date), Parent shall, or shall cause its Affiliates (including the Surviving Company) to, provide each Continuing Employee with (i) a base salary or wage or commission rate, in each case, at least equal to the base salary or wage or commission rate provided to such Continuing Employee immediately prior to the Closing Date (except as otherwise may be agreed upon by any Continuing Employee), (ii) severance pay and benefits no less favorable than the severance pay and benefits provided to such Continuing Employee immediately prior to the Closing Date and (iii) other compensation, fringe benefits and employee benefits (other than defined benefit pension benefits and retiree health and welfare benefits) that are substantially comparable in the aggregate to the other compensation, fringe benefits and employee benefits (other than defined benefit pension benefits and retiree health and welfare benefits, if any) provided to such Continuing Employee immediately prior to the Closing Date. Parent agrees to honor, or shall cause its Affiliates (including the Surviving Company) to honor and assume, the contractual obligations of the Acquired Companies under the provisions of each Company Plan as such plan or agreement relates to each Continuing Employee. Notwithstanding the foregoing, no provision of this Section 5.8(a) is intended to prevent Parent or any of its Affiliates (including the Surviving Company) from amending or terminating any such Company Plan in accordance with its terms.

        (b)   Following the Effective Time, Parent shall, or shall cause its Affiliates (including the Surviving Company) to, provide each Continuing Employee with full credit for prior service with the Acquired Companies (as well as service with any predecessor employer) for all purposes under any Parent Employee Plan in which any Continuing Employee is or becomes eligible to participate on or after the Closing Date, including for purposes of eligibility, vesting, level of benefits (including for purposes of vacation and severance) and benefit accruals (but not for benefit accrual purposes under any defined benefit plan of any of the Parent Companies or for purposes of determining eligibility for retiree health and welfare benefits), in each case, (i) to the extent such service was recognized by any Acquired Company prior to the Closing and (ii) except where such credit would result in a duplication of benefits. For the avoidance of doubt, no Continuing Employee shall be retroactively eligible to participate in any Parent Employee Plan, including any such Parent Employee Plan that was frozen prior to the Effective Time. With respect to the relevant health and welfare benefit plans in which each Continuing Employee (and his or her eligible dependents) is eligible to participate from and after the Closing Date, Parent shall, or shall cause its Affiliates (including the Surviving Company) to, (i) waive any limitations or exclusions on benefits relating to pre-existing conditions, actively-at-work requirements, waiting periods and similar limitations and requirements to the same extent such limitations, exclusions and requirements would not have been applicable to such Continuing Employee (or his or her eligible dependents) under the terms of any comparable plan of the Acquired Companies and (ii) recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Continuing Employee (and his or her eligible dependents) during the calendar year in which the Closing Date occurs for purposes of satisfying such year's co-payments, deductibles and similar expenses to the same extent as such Continuing Employee was entitled, prior the Closing Date, to recognition of such co-payments, deductibles, and similar expenses under any comparable plan of the Acquired Companies. For purposes of this Agreement, the term "Parent Employee Plan" means any (i) "employee benefit plan" (as defined in Section 3(3) of ERISA), (ii) "employee pension benefit plan" (as defined in Section 3(2) of ERISA), (iii) "employee welfare benefit plan" (as defined in Section 3(1) of ERISA) and (iv) any other benefit plan or policy maintained from time to time by Parent or any of its Affiliates (including the Surviving Company) for the benefit of, or relating to, the employees of Parent or its Affiliates (including the Surviving Company) and with respect to which eligibility has not been frozen prior to the Effective Time.

        (c)   On or prior to the Closing Date, the Company shall pay, or cause to be paid, to each individual participating in any incentive compensation plan or program of any of the Acquired Companies for which bonuses have not yet been paid in respect of the performance period ending on December 31, 2016, a bonus under each such plan or program based on actual achievement of the performance goals through a specified date, as determined by the Company in its sole discretion (but in no event later than the earlier of (x) December 31, 2016 and (y) the Closing Date), which such bonuses shall be payable in the form of cash and/or equity or equity-based awards, as determined in the good faith discretion of the Company in the ordinary course of business consistent with past practice (provided that in no event shall such equity or equity-based awards vest solely as a result of the consummation of the Transactions). For the performance year ending December 31, 2017, Parent shall, or shall cause its Affiliates (including the Surviving Company) to, provide each Continuing Employee with equity and nonequity incentive compensation no less favorable to such Continuing Employee than the equity and non-equity incentive compensation provided to such Continuing Employee immediately prior to the Closing Date.

        (d)   The Company shall take (or cause to be taken) all actions necessary or appropriate to terminate, effective no later than the day immediately preceding the Closing Date, any Company Plan set forth on Section 5.8(d) of the Company Disclosure Letter, unless Parent, in its sole and absolute discretion, agrees to sponsor and maintain any such Company Plan by providing the Company with written notice of such election at least five (5) days before the Effective Time. Unless Parent so provides notice to the Company in accordance with the preceding sentence, the Company shall deliver to Parent, prior to the Closing Date, evidence that the Company Board has validly adopted resolutions to terminate such Company Plans, effective no later than the date immediately preceding the Closing Date.

        (e)   In connection with any termination of the Company's 401(k) Plan (the "Company 401(k) Plan") pursuant to Section 5.8(d) or otherwise, Parent shall permit each Continuing Employee to make rollover contributions of "eligible rollover distributions" (within the meaning of Section 401(a)(31) of the Code) in cash in an amount equal to the eligible rollover distribution portion of the account balance distributed to each such Continuing Employee from the Company 401(k) Plan to an "eligible retirement plan" (within the meaning of Section 401(a)(31) of the Code) of Parent or any of its Affiliates (the "Parent 401(k) Plan"). Parent shall take all actions necessary to cause the Parent 401(k) Plan to accept rollovers by Continuing Employees from the Company 401(k) Plan, including participant loans, after the Closing Date.

        (f)    Nothing contained herein shall be construed as requiring, and the Company shall take no action that would have the effect of requiring, Parent or the Surviving Company to continue any specific employee benefit plans or to continue the employment of any specific person. Without limiting the generality of Section 8.6, the provisions of this Section 5.8 are for the sole benefit of the parties to this Agreement and nothing herein, expressed or implied, is intended or shall be construed to (i) constitute an amendment or termination of any of the compensation and benefits plans maintained for or provided to Continuing Employees prior to or following the Effective Time, (ii) impede or limit

Parent, the Company, the Surviving Company or any of their Affiliates from amending or terminating any Company Plan following the Effective Time or (iii) confer upon or give to any Person (including, for the avoidance of doubt, any Continuing Employee or any current or former employees, labor unions, directors or independent contractors (including any representative, beneficiary or dependent thereof) of any of the Acquired Companies, or on or after the Effective Time, the Surviving Company or any of its Subsidiaries), other than the parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies under or by reason of any provision of this Agreement.

        Section 5.9    Notification of Certain Matters.     The Company and Parent shall promptly notify each other of the receipt of any written communication received from any Person alleging that it is or may be required to obtain a consent of such Person in connection with the Transactions or from any Governmental Entity in connection with the Transactions. The delivery of any notice pursuant to this Section 5.9 shall not (a) cure any breach of, or non-compliance with, any other provision of this Agreement or (b) limit the remedies available to the party sending or receiving such notice.

        Section 5.10    Indemnification, Exculpation and Insurance.

        (a)   Parent, Merger Sub and Merger LLC agree that all rights to exculpation or indemnification arising from, relating to or otherwise in respect of, acts or omissions occurring prior to the Effective Time now existing in favor of the current or former directors or officers of any of the Acquired Companies as provided in their respective certificates of incorporation, bylaws or other organizational documents shall survive the Merger and the Subsequent Merger and shall continue in full force and effect in accordance with their terms. For a period of no less than six (6) years from the Effective Time, Parent shall, shall cause the Surviving Company to, and the Surviving Company shall, maintain in effect the exculpation, indemnification and advancement of expenses provisions of each Acquired Company's certificate of incorporation and bylaws or similar organizational documents in effect as of the date of this Agreement or under any indemnification agreements of the Acquired Companies with any of their respective directors, officers or employees in effect as of the date of this Agreement. None of Parent, the Surviving Corporation or the Surviving Company shall amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who immediately before the Effective Time were current or former directors, officers or employees of any of the Acquired Companies; provided, however, that all rights to exculpation, indemnification and advancement of expenses in respect of any Action pending or asserted or any claim made within such period shall continue until the final disposition of such Action.

        (b)   Each of Parent and the Surviving Company shall, to the fullest extent permitted under applicable Law, indemnify and hold harmless (and advance funds in respect of each of the foregoing and costs of defense to) each current and former director or officer of any of the Acquired Companies (each, together with such individual's heirs, executors or administrators, an "Indemnified Party"), in each case against any losses, claims, damages, liabilities, fees, costs and expenses (including attorneys' fees and disbursements), judgments, fines and amounts paid in settlement (collectively, "Losses") in connection with any actual or threatened Action, whether civil, criminal, administrative or investigative, arising out of, relating to or in connection with the fact that such Indemnified Party is or was an officer, director or fiduciary of any of the Acquired Companies at or prior to the Effective Time; provided, however, that the Indemnified Party to whom expenses are advanced provides an undertaking, if and only to the extent required by applicable Law, to repay such advances if it is ultimately determined by a court of competent jurisdiction that such Indemnified Party is not entitled to indemnification for such expenses. No Indemnified Party shall settle, compromise or consent to the entry of any judgment in any threatened or actual Action for which indemnification could be sought by an Indemnified Party hereunder unless Parent consents in writing to such settlement, compromise or consent (which consent shall not be unreasonably withheld, conditioned or delayed).

        (c)   The Company shall obtain, at or prior to the Effective Time, prepaid (or "tail") directors' and officers' insurance and indemnification policies that provide coverage for events occurring prior to the Effective Time for an aggregate period of not less than six (6) years from the Effective Time (the "Continuing D&O Insurance") with terms, conditions, retentions, deductibles and limits of liability that are no less favorable than the Company's existing policy or policies or, if such insurance coverage is unavailable, the best available coverage; provided, however, that the Company shall not pay an annual premium for the Continuing D&O Insurance in excess of 200% of the last annual premium paid prior to the date of this Agreement (the "Company's Current Premium"). If such premiums for such insurance would at any time exceed 200% of the Company's Current Premium, then Parent shall use its reasonable best efforts to cause to be maintained policies of insurance which, in Parent's good faith determination, provide the maximum coverage available at an annual premium equal to 300% of the Company's Current Premium.

        (d)   If Parent, the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all its properties and assets, then, and in each case, Parent and the Surviving Company shall ensure that such surviving corporation or entity or the transferees of such properties or assets assume the obligations set forth in this Section 5.10.

        (e)   The rights of each Indemnified Party under this Section 5.10 shall be in addition to any rights such Person may have under the certificate of incorporation or bylaws of any of the Acquired Companies or under any agreement of any Indemnified Party with any of the Acquired Companies, in each case in effect as of the date of this Agreement, or under applicable Law. These rights shall survive consummation of the Merger and the Subsequent Merger and are intended to benefit, and shall be enforceable by, each Indemnified Party.

        Section 5.11    Section 16 Matters.     Prior to the Effective Time, Parent and the Company shall take all such steps as may be required or reasonably appropriate to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or who will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act. Parent and the Company shall provide to counsel to the other party copies of the resolutions to be adopted by their respective boards of directors to implement the foregoing.

        Section 5.12    Anti-Takeover Statutes.     If any Takeover Law is or may become applicable to this Agreement (including the Merger, the Subsequent Merger and the other Transactions), each of the Company, Parent, Merger Sub and Merger LLC and their respective boards of directors (or other governing body) shall grant all such approvals and take all such actions as are reasonably necessary or appropriate so that such transactions may be consummated as promptly as practicable hereafter on the terms contemplated hereby and otherwise act reasonably to eliminate or minimize the effects of such Law on such transactions.

        Section 5.13    Control of Operations.     Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company's operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

        Section 5.14    Stockholder Litigation.     Each of the Company and Parent shall promptly advise the other orally and in writing of any Action commenced after the date of this Agreement against any Acquired Company or Parent Company, as applicable, or any of its directors or officers by any stockholder of the Company or Parent, as applicable, arising out of or relating to this Agreement or the Transactions and shall keep the other reasonably informed regarding any such Action. The Company or Parent, as applicable, shall give the other the opportunity to participate in the defense or settlement of any such stockholder Action, shall give due consideration to the other's advice with respect to such stockholder Action, and the Company shall not settle or offer to settle any such Action without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), unless such settlement is solely for monetary damages entirely paid for with proceeds of insurance (other than the deductible under insurance policy(ies) in effect as of the date hereof).

        Section 5.15    Public Announcements.     Parent, Merger Sub and Merger LLC, on the one hand, and the Company, on the other hand, shall consult with each other before issuing, and shall provide each other the reasonable opportunity to review and comment upon, any press release or other public statements with respect to the Merger, the Subsequent Merger and the other Transactions and shall not issue any such press release or make any such public statement prior to such consultation, except to the extent required by Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or with respect to any Company Adverse Recommendation Change or any Parent Adverse Recommendation Change.

        Section 5.16    Transfer Taxes.     Except as provided for in Section 2.2(c), all stock transfer, real estate transfer, documentary, stamp, recording and other similar Taxes (including interest, penalties and additions to any such Taxes) imposed on the Company, the Surviving Corporation or the Surviving Company or incurred in connection with this Agreement or any of the Transactions shall be paid by either the Company or the Surviving Company. The Company and Parent shall cooperate in the preparation, execution and filing of all Tax Returns, questionnaires or other documents with respect to such Taxes.

        Section 5.17    Stock Exchange Listing.     Parent shall use reasonable best efforts to cause the Parent Common Stock to be issued in the Merger and under the Company Stock Plans to be approved for listing on the NASDAQ Stock Market LLC, subject to official notice of issuance, prior to the Effective Time.

        Section 5.18    Tax Treatment.

        (a)   Parent, the Company, Merger Sub and Merger LLC intend that the Merger and the Subsequent Merger, taken together, be treated, and each of them shall use its reasonable best efforts to cause the Merger and the Subsequent Merger, taken together, to be treated, for federal income tax purposes as a "reorganization" under Section 368(a) of the Code (to which each of Parent and the Company are to be parties under Section 368(b) of the Code) in which the Company is to be treated as merging directly with and into Parent, with the Company Shares converted in such merger into the right to receive the consideration provided for hereunder, and each shall file all Tax Returns consistent with, and take no position inconsistent with, such treatment unless required to do so by applicable Law. The parties to this Agreement agree to make such reasonable representations as requested by counsel for the purpose of rendering the opinions described in Sections 6.2(d)and 6.3(d), including representations in the Company Tax Certificate (in the case of the Company) and in the Parent Tax Certificate (in the case of Parent).

        (b)   If there is a determination within the meaning of Section 1313(a) of the Code that the Merger and the Subsequent Merger, taken together, do not qualify as a reorganization described in Section 368(a) of the Code, Parent, the Company, Merger Sub and Merger LLC shall take the position for federal income tax purposes that the Merger was a qualified stock purchase within the meaning of Section 338 of the Code and the Subsequent Merger qualified as a liquidation described in Section 332 of the Code.

        (c)   Parent, the Company, Merger Sub and Merger LLC hereby adopt this Agreement as a "plan of reorganization" within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368- 3(a).

        (d)   As of the date of this Agreement, the Company is able to make the representations in the Company Tax Certificate, assuming the Merger and Subsequent Merger occurred as of the date of this Agreement, and expects to be able to make such representations at such time or times as may be reasonably requested by counsel, including the effective date of the Form S-4 and the Closing Date, for purposes of rendering the opinions described in Sections 6.2(d) and 6.3(d). The Company shall immediately notify Parent, if, at any time before the Effective Time, the Company becomes aware of any fact or circumstance that could reasonably be expected to (i) prevent or impede the Company from making the representations contained in the Company Tax Certificate or (ii) prevent or impede the Merger and the Subsequent Merger, taken together, from being treated as a "reorganization" under Section 368(a) of the Code.

        (e)   As of the date of this Agreement, Parent is able to make the representations in the Parent Tax Certificate, assuming the Merger and Subsequent Merger occurred as of the date of this Agreement, and expects to be able to make such representations at such time or times as may be reasonably requested by counsel, including the effective date of the Form S-4 and the Closing Date, for purposes of rendering the opinions described in Sections 6.2(d) and 6.3(d). Parent shall immediately notify the Company, if, at any time before the Effective Time, Parent becomes aware of any fact or circumstance that could reasonably be expected to (i) prevent or impede Parent from making the representations contained in the Parent Tax Certificate or (ii) prevent or impede the Merger and the Subsequent Merger, taken together, from being treated as a "reorganization" under Section 368(a) of the Code.

        (f)    The Company shall, prior to the Closing Date, furnish to Parent a certificate meeting the requirements of Treasury Regulation Section 1.1445-2(c)(3) to the effect that the Company Shares are not a "U.S. real property interest" within the meaning of Section 897 of the Code.

        Section 5.19    Financing.

        (a)   Parent, Merger Sub and Merger LLC shall use reasonable best efforts to take, or cause to be taken, all such actions as may be necessary to arrange the Debt Financing on substantially the terms and conditions described in the Debt Commitment Letter, including (i) to negotiate and enter into the definitive agreements with respect thereto on the terms and conditions described in the Debt Commitment Letter (including, as necessary, any "flex" provisions contained in the Fee Letter) by the Closing Date and (ii) to satisfy or obtain the waiver of, on a timely basis, all conditions to obtaining the Debt Financing in accordance with the terms thereof and to comply with all of the obligations applicable to Parent pursuant to the Debt Commitment Letter and the definitive agreements related thereto. Parent, Merger Sub and Merger LLC shall use reasonable best efforts to cause the Lenders and other Persons to fund the Debt Financing required to consummate the Merger on the Closing Date. In the event that all conditions to funding the commitments contained in the Debt Commitment Letter have been satisfied, Parent, Merger Sub and Merger LLC shall use reasonable best efforts to cause the Lenders and other Persons to fund the Debt Financing required to consummate the Transactions contemplated by this Agreement, pay related fees and expenses (including paying all commitment fees when due, for repaying or refinancing the Credit Agreement or other indebtedness of the Company) and satisfy all requirements applicable to Parent, Merger Sub or Merger LLC related to or arising out of the consummation of the transactions contemplated hereby on the date of Closing. Parent, Merger Sub and Merger LLC shall give the Company prompt notice of any breach (or threatened breach) or default (or threatened default) by any party to the Debt Commitment Letter or the definitive agreements related thereto of which any of Parent, Merger Sub or Merger LLC has become aware or any termination of the Debt Commitment Letter or such definitive agreements. In the event that any portion of the Debt Financing becomes unavailable, Parent, Merger Sub and Merger LLC shall use reasonable best efforts to arrange to obtain substitute financing as promptly as practicable in equivalent amounts commitments in respect of other financing for such portion of the Debt Financing from the same or alternative bona fide third-party financing sources on terms no less favorable to Parent, Merger Sub and Merger LLC as those contained in the Debt Commitment Letter, including with respect to the conditions precedent to funding of such financing that are in the aggregate, in respect of certainty of funding, are equivalent to (or more favorable to Parent, Merger Sub and Merger LLC than) the conditions precedent set forth in the Debt Commitment Letter, to replace the Debt Financing contemplated by such expired, replaced, terminated or unavailable commitments or agreements, and on terms that do not make the timely funding of the financing or the satisfaction of the conditions to obtaining the financing less likely to occur ("Alternative Financing") and promptly notify the Company of the foregoing. If obtained, Parent, Merger Sub and Merger LLC shall deliver to the Company true and complete copies of all commitment letters, agreements (including copies of fee letters (provided that fees, "market flex" and other economic terms which do not affect the amount, availability or conditionality of any portion thereof may be redacted)) pursuant to which any such alternative source shall have committed to provide Parent, Merger Sub and Merger LLC with Alternative Financing, including the definitive agreements related thereto. Parent, Merger Sub and Merger LLC shall (i) keep the Company reasonably informed of to the status of their efforts to arrange the Debt Financing and (ii) provide the Company with final copies of the Debt Commitment Letter, the Fee Letter (provided that fees, "market flex" and other economic terms which do not affect the amount, availability or conditionality of any portion thereof may be redacted), and the definitive agreements related thereto or any debt commitment letter, fee letter and definitive agreements in connection with any Alternative Financing, if any, and (iii) provide the Company a reasonable opportunity to review all drafts of the Debt Commitment Letter, any debt commitment letter in connection with any Alternative Financing and, in each case, the definitive agreements related thereto and to approve the final versions of each of the foregoing.

        (b)   Parent, Merger Sub and Merger LLC shall not, without the Company's prior written consent, permit any amendment or modification to, or any waiver of any provision or remedy under, the Debt Commitment Letter or any definitive agreements related thereto that (w) shall add any condition to obtaining the funding of the Debt Financing on the Closing Date, (x) shall reasonably be expected to (i) adversely affect the ability or likelihood of Parent, Merger Sub and Merger LLC timely consummating the transactions contemplated by this Agreement or (ii) make the timely funding of the Debt Financing or the satisfaction of the conditions to obtaining the Debt Financing less likely to occur or shall reduce the amount of the Debt Financing or (z) shall adversely affect the ability of Parent, Merger Sub or Merger LLC to enforce its rights against other parties to the Debt Commitment Letter or the definitive agreements relating thereto. Parent, Merger Sub and Merger LLC shall provide the Company with prompt written notice of the receipt of any written notice or other written communication from the Debt Financing Sources with respect to any Debt Financing Sources' failure or anticipated failure to fund its commitments under the Debt Commitment Letter or definitive agreements in connection therewith. Parent, Merger Sub and Merger LLC shall not release or consent to the termination of the commitments and obligations of the lenders under the Debt Commitment Letter other than in accordance with the terms thereof, nor shall Parent, Merger Sub and Merger LLC terminate the Debt Commitment Letter.

        (c)   Parent shall have the right to substitute in equivalent amounts commitments in respect of other financing for all or any portion of the Debt Financing from the same or alternative bona fide third party financing sources so long as such alternative sources would not reasonably be expected to (i) adversely affect the ability or likelihood of Parent, Merger Sub and Merger LLC timely consummating the transactions contemplated by this Agreement, (ii) make the timely funding of the Debt Financing or the satisfaction of the conditions to obtaining the Debt Financing less likely to occur or (iii) adversely affect the ability of Parent, Merger Sub or Merger LLC to enforce its rights against other parties to the Debt Commitment Letter or the definitive agreements relating thereto (collectively with the Debt Financing, the "Available Financing" it being understood that for purposes of this Section 5.19, for the avoidance of doubt, Available Financing may include any offering of debt securities or incurrence of loans). Prior to the Closing Date, the Company shall use its reasonable best efforts to provide to Parent and Merger Sub, and shall cause each of its Subsidiaries to use its reasonable best efforts to provide, and shall use its commercially reasonable efforts to cause its Representatives, including legal and accounting, to provide, in each case at Parent's sole expense and on a timely basis, the cooperation reasonably requested by Parent that is necessary, proper or advisable in connection with the arrangement of the Debt Financing or any permitted replacement, amended, modified or Alternative Financing (provided that (i) such requested cooperation does not unreasonably interfere with the ongoing operations of the Acquired Companies, (ii) such requested cooperation and information required to be provided by the Company is limited to information about the Company and its operations and (iii) neither the Company nor its Subsidiaries shall be required to prepare any information, including Required Information, that requires the combination of information about the Company with any other Person, including the Parent). Such cooperation shall include:

            (i)  furnishing Parent and Merger Sub and their Debt Financing Sources, as promptly as reasonably practicable following Parent's request, with such pertinent and customary information necessary to syndicate or complete the underwriting or private placement of Debt Financing as may be reasonably requested in writing by Parent regarding the business, operations, financial projections and prospects of the Acquired Companies as is customary for investment grade public companies in connection with the arrangement or marketing of financings such as the Available Financing;

           (ii)  unless the Debt Financing or any Alternative Financing shall have been fully syndicated or funded prior thereto, (A) furnishing to Parent as promptly as reasonably practicable, and in no event later than (x) 20 calendar days after the end of the first three fiscal quarters of any fiscal year of the Company and 45 calendar days after the end of each fiscal year of the Company, unaudited balance sheets and income and cash flow statements (in each case without footnotes) of the Acquired Companies for such fiscal quarter or fiscal year and (y) 60 calendar days after the end of each fiscal year of the Company, audited balance sheets and income and cash flow statements of the Acquired Companies for such fiscal year, in each case, to the extent reasonably required by Parent to prepare pro forma financial statements of the type required by Regulation S-X and Regulation S-K promulgated under the Securities Act to syndicate or complete the offering(s) of debt securities contemplated by the Debt Commitment Letter or in connection with the Available Financing and the Transactions; (B) furnishing to Parent as promptly as reasonably practicable, but in any event no later than 90 calendar days after the end of each fiscal year of the Company, the audited balance sheets and income and cash flow statements of the Acquired Companies for the three most recent fiscal years ended at least 90 days prior to the Closing Date prepared in accordance with GAAP as required by Regulation S-X under the Securities Act; and (C) furnishing to Parent as promptly as reasonably practicable, and in no event later than 45 calendar days after the end of each subsequent fiscal quarter of the Company ending at least 45 days prior to the Closing Date (other than the fourth quarter), unaudited balance sheets and income and cash flow statements (in each case without footnotes) of the Acquired Companies for such fiscal quarter of the Company prepared in accordance with GAAP as required by Regulation S-X under the Securities Act (it being understood that clauses (B) and (C) of this Section 5.19(c)(ii) shall be deemed satisfied upon the filing with the SEC of the Company's 10-K or 10-Q, as applicable, to the extent such financial statements are contained therein) (the information, financial statements, pro forma financial statements business and other financial data and financial information referred to above shall mean the "Required Information");

          (iii)  reasonably assisting Parent in the preparation of pro forma financial statements and other financial data and financial information of the Acquired Companies necessary to syndicate or complete the underwriting or private placement of Debt Financing; it being understood that neither the Company nor its Subsidiaries shall be required to prepare any information, including Required Information, that requires the combination of information about the Company with any other Person, including the Parent);

          (iv)  using reasonable best efforts to obtain customary accountants' comfort letters and consents of accountants to the use of their reports in any materials relating to the Available Financing;

           (v)  participating in a reasonable number of meetings (including one-on-one meetings with the parties acting as lead arrangers, bookrunners, underwriters or agents for, and prospective lenders and purchasers of, the Available Financing and senior management and Representatives, with appropriate seniority and expertise, of the Company), presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies in connection with the Available Financing at times and dates reasonably acceptable to the Company;

          (vi)  reasonably assisting with the preparation of materials for rating agency presentations, bank information memoranda and similar documents required in connection with the Available Financing, by providing information about the Acquired Companies available to the Company and execution and delivery of customary representation letters in connection with bank information memoranda;

         (vii)  taking corporate actions, subject to the occurrence of the Effective Time, reasonably requested by Parent to permit the consummation of the Available Financing and to permit the proceeds thereof to be made available to the Surviving Corporation or the Surviving Company, as applicable, immediately after the Effective Time;

        (viii)  reasonably assisting in the negotiation, preparation and execution of one or more credit agreements, indentures, underwriting agreements or purchase agreements, in each case, on terms that are reasonably requested by Parent in connection with the Available Financing; provided that no obligation of any Acquired Company under any such agreements or amendments shall be effective until the Effective Time;

          (ix)  subject to confidentiality provisions, providing customary authorization letters to the Debt Financing Sources;

           (x)  cooperating reasonably with the Debt Financing Sources' and Parent's underwriters' due diligence, to the extent reasonable;

          (xi)  using commercially reasonable efforts to arrange for customary payoff letters, lien terminations and instruments of discharge to be delivered at Closing providing for the payoff, discharge, lien release and termination on the Closing Date of all indebtedness contemplated by the Debt Commitment Letter to be paid off, discharged and terminated on the Closing Date;

         (xii)  as soon as practicable, furnishing written notice to Parent if the Company shall have knowledge of (A) any facts as a result of which a restatement of any financial statements for such financial statements to comply with GAAP is probable or (B) that the Required Information ceases to be Compliant; and

        (xiii)  providing within three (3) Business Days after any request therefor from Parent, all documentation and other available information with respect to the Acquired Companies that are required by regulatory authorities under the applicable "know your customer" and anti-money laundering rules and regulations, including the USA PATRIOT Act of 2001 and requested by Parent at least ten (10) Business Days prior to the Closing Date;

provided, however, that, no obligation of any of the Acquired Companies under any agreement, certificate, document or instrument (other than the authorization letters referred to above) shall be effective until the Effective Time and, none of the Acquired Companies nor their respective Representatives shall be required to pay any commitment or other fee or incur any other liability in connection with the Available Financing prior to the Effective Time.

        Notwithstanding the foregoing, (1) none of the Acquired Companies shall be required to pay any commitment or other similar fee or incur prior to the Closing Date any other liability or obligation in connection with the Debt Financing, (2) none of the Acquired Companies nor their respective officers, directors or employees shall be required to execute or enter into or perform any agreement with respect to the Debt Financing that is not contingent upon the Closing occurring or that would be effective prior to the Closing (other than the authorization letters referred to above), or take any actions which would violate its organizational documents or applicable laws and (3) nothing shall obligate any of the Acquired Companies to provide, or cause to be provided, any legal opinion by its counsel, or to provide, or cause to be provided, any information or take, or cause to be taken, any action to the extent it would result in a violation of applicable law or loss of any privilege.

        (d)   The Company hereby consents to the use of its and its Subsidiaries' logos in connection with the Available Financing; provided, that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage any of the Acquired Companies or the reputation or goodwill of any of the Acquired Companies and are used solely in connection with a description of the Company, its business and services or the Merger.

        (e)   Parent, Merger Sub and Merger LLC shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys' fees) incurred by any of the Acquired Companies in connection with the cooperation by them contemplated by this Section 5.19. Parent, Merger Sub and Merger LLC shall, promptly upon request by the Company, indemnify and hold harmless the Acquired Companies and their respective Representatives from and against any and all Losses suffered or incurred by any of them in connection with any financing or other securities offering of any of the Parent Companies or any assistance or activities provided in connection therewith, except to the extent such Losses arise out of or result from the gross negligence, fraud or willful misconduct by any of the Acquired Companies or their respective Representatives, as determined by a final, non-appealable judgment of a court of competent jurisdiction.

        (f)    Parent, Merger Sub and Merger LLC acknowledge and agree that the obtaining of the Available Financing is not a condition to Closing and, prior to any termination of this Agreement pursuant to Section 7.1, they shall continue to be obligated to consummate the Transactions contemplated by this Agreement irrespective and independently of the availability of the Available Financing, subject to the satisfaction or waiver of the requirements of Section 1.2 and the conditions set forth in Sections 6.1 and 6.2.

        (g)   After the start of the Marketing Period, the Company shall, and shall cause its Subsidiaries to use reasonable best efforts to update any Required Information provided to Parent as may be necessary so that such Required Information (i) is Compliant and (ii) meets the applicable requirements set forth in the definition of "Required Information". From the date of this Agreement through the Effective Time, the Company agrees to use its reasonable best efforts to timely file all of its Annual Reports on Form 10-K, all of its Quarterly Reports on Form 10-Q and all of its Current Reports on Form 8-K required to be filed with the SEC pursuant to the Exchange Act. Any updates provided to Parent pursuant to this Section 5.19(g) shall not terminate or restart the Marketing Period.

        Section 5.20    Expenses.     Except as otherwise provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such costs and expenses; provided, however, that all HSR Act filing fees and all costs and expenses incurred in connection with the printing, filing and mailing of the Joint Proxy Statement and the Form S-4 (including the applicable SEC filing fees) shall be divided equally between Parent and the Company. Parent shall, or shall cause the Surviving Company to, pay all charges and expenses of the Exchange Agent in connection with the transactions contemplated in Article II.

        Section 5.21    Company Charter; Amendment to Exchange Organizational Documents.

        (a)   The Company hereby acknowledges and agrees that this Agreement shall constitute the notice contemplated by clause (i) of clause (c) of Article FIFTH of the Company Charter with respect to the Company Voting Agreements.

        (b)   Upon the request of Parent, the Company shall promptly make an appropriate filing with the SEC, in form and substance reasonably satisfactory to Parent, in order to amend the organizational documents of each Exchange that is a Subsidiary of the Company effective as of the Closing Date in order to declassify the board of directors of each such Exchange, and the Company shall supply as promptly as reasonably practicable and advisable any additional information and documentary material that may be requested by the SEC, and take all other commercially reasonable actions necessary, in connection therewith. For the avoidance of doubt, (i) such filing shall be made after the filing contemplated by Section 5.7(b) and (ii) approval of such amendments by the SEC shall not constitute a condition to the respective obligations of each party to effect the Merger for purposes of Section 6.1(g)(i).

ARTICLE VI

CONDITIONS PRECEDENT

        Section 6.1    Conditions to Each Party's Obligations to Effect the Merger.     The respective obligations of each party to effect the Merger are subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any and all of which may be waived in writing, in whole or in part, by Parent, Merger Sub, Merger LLC or the Company, as the case may be, to the extent permitted by applicable Law:

        (a)    Stockholder Approval.     The Company shall have obtained the Company Stockholder Approval, and Parent shall have obtained the Parent Stockholder Approval.

        (b)    Share Listing.     The shares of Parent Common Stock issuable to the Company's stockholders pursuant to this Agreement shall have been approved for listing on the NASDAQ Stock Market LLC, subject to official notice of issuance.

        (c)    Other Regulatory Approvals.     (i) Any waiting period (and any extension thereof) applicable to the Merger or the Subsequent Merger under the HSR Act shall have expired or been earlier terminated; (ii) all authorizations, consents or approvals required under any other Regulatory Law set forth on Section 6.1(c) of the Company Disclosure Letter shall have been obtained or any applicable waiting period thereunder shall have expired or been terminated; and (iii) all other authorizations, consents, orders, declarations or approvals of or filings with, or terminations or expirations of waiting periods imposed by, any Governmental Entity, including under applicable Regulatory Laws, which the failure to obtain, make or occur would have the effect of making the Merger, the Subsequent Merger or any of the other Transactions illegal or would, individually or in the aggregate, have a Company Material Adverse Effect or a Parent Material Adverse Effect, shall have been obtained, shall have been made or shall have occurred.

        (d)    No Injunctions, Orders or Restraints.     No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or the Subsequent Merger or imposing a Burdensome Effect upon the consummation thereof shall be in effect (provided, that prior to asserting this condition, the party asserting this condition shall have used its reasonable best efforts to prevent the entry of any such order or injunction and to appeal as promptly as practicable any order or injunction that may be entered).

        (e)    No Pending or Threatened Action.     No Action shall have been threatened or commenced by any Governmental Entity and be pending by or before any Governmental Entity of competent jurisdiction wherein a judgment would, individually or in the aggregate with other such judgments, have or would reasonably be expected to have any of the effects referred to in Section 6.1(d).

        (f)    S-4 Effectiveness.     The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued (and not withdrawn) by the SEC and no proceedings for that purpose shall have been initiated or threatened in writing (and not withdrawn) by the SEC.

        (g)    Other Approvals.     (i) The SEC shall have approved the Merger, the Subsequent Merger and any related amendments to the governance documents and rules of the Acquired Companies or the Parent Companies pursuant to Section 19(b) of the Exchange Act and Rule 19b-4 thereunder, (ii) FINRA shall have approved the change of ownership or control of broker dealer entities that are Acquired Companies under NASD Rule 1017; and (iii) the U.K. Financial Conduct Authority shall have approved the Merger under the U.K. Financial Services and Markets Act 2000 and the related notifications shall have been delivered to the U.K. Financial Conduct Authority.

        Section 6.2    Conditions to Obligations of Parent and Merger Sub.     The respective obligations of Parent, Merger LLC and Merger Sub to effect the Merger are further subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any and all of which may be waived, in whole or in part, by Parent:

        (a)    Representations and Warranties.     (i) The representations and warranties of the Company set forth in Section 3.2(a), the first sentence of Section 3.2(b), Section 3.2(c) and Section 3.2(d) (Capital Stock) shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except for de minimis inaccuracies, (ii) the representations and warranties of the Company set forth in Section 3.8(b) (Absence of Certain Changes or Events) shall be true and correct in all respects both when made and at and as of the Closing Date, as if made at and as of such time, (iii) the representations and warranties of the Company set forth in Section 3.1 (Organization; Standing and Power; Subsidiaries), Section 3.3 (Authority), Section 3.4(a)(i) (No Conflicts), Section 3.20 (Brokers), Section 3.21 (Takeover Statutes) and Section 3.22 (Fairness Opinion) shall be true and correct in all material respects both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date) and (iv) the other representations and warranties of the Company set forth herein shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any qualification as to materiality, Company Material Adverse Effect or similar qualification set forth therein) individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect or be reasonably likely to materially adversely affect the ability of the Company to effect the Merger in accordance with this Agreement. Parent shall have received a certificate of an authorized executive officer of the Company, dated as of the Closing Date, to the foregoing effect.

        (b)    Performance and Obligations of the Company.     The Company shall have performed or complied in all material respects with each of its agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time, and Parent shall have received a certificate of an authorized executive officer of the Company, dated as of the Closing Date, to the foregoing effect.

        (c)    Company Material Adverse Effect.     Since the date of this Agreement, there shall not have been any event, change, effect, development, state of facts, condition, circumstance or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

        (d)    Tax Opinion.     Parent shall have received an opinion of Sidley Austin LLP (or other tax counsel of national standing reasonably acceptable to Parent), in form and substance reasonably satisfactory to Parent, dated the Closing Date, substantially to the effect that for federal income tax purposes: (i) the Merger and the Subsequent Merger, taken together, will constitute a "reorganization" within the meaning of Section 368(a) of the Code and (ii) the Company and Parent will each be a party to that reorganization within the meaning of Section 368(b) of the Code. In rendering such opinion, Sidley Austin LLP (or such other tax counsel) may rely upon representations contained herein and may receive and rely upon the representations from Parent, the Company and others, including representations from Parent in the Parent Tax Certificate and representations from the Company in the Company Tax Certificate.

        (e)    Appraisal Rights.     No more than 20% of the outstanding Company Common Stock as of the Closing shall be Appraisal Shares.

        Section 6.3    Conditions to Obligations of the Company.     The obligation of the Company to effect the Merger is further subject to the satisfaction at or prior to the Effective Time of the following conditions, any and all of which may be waived, in whole or part, by the Company:

        (a)    Representations and Warranties.     (i) The representations and warranties of Parent, Merger Sub and Merger LLC set forth in Section 4.2(a) (Organization, the first sentence of Section 4.2(b) and the first sentence of Section 4.2(c) (Capital Stock), Section 4.3 (Authority), Section 4.4(a)(i) (No Conflicts), Section 4.20 (Ownership of Company Shares), Section 4.21 (Ownership and Operations of Merger Sub and Merger LLC) and Section 4.23 (Brokers) shall be true and correct in all material respects both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); (ii) the representations and warranties of Parent, Merger Sub and Merger LLC set forth in Section 4.8(b) (Absence of Certain Changes or Events) shall be true and correct in all respects both when made and at and as of the Closing Date, as if made at and as of such time and (iii) the other representations and warranties of Parent, Merger Sub and Merger LLC set forth herein shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any qualification as to materiality, Parent Material Adverse Effect or similar qualification set forth therein) individually or in the aggregate, has not had, and would not reasonably be expected to have a Parent Material Adverse Effect or be reasonably likely to materially adversely affect the ability of Parent and Merger Sub to effect the Merger in accordance with this Agreement. The Company shall have received a certificate of an authorized executive officer of Parent, dated as of the Closing Date, to the foregoing effect.

        (b)    Performance of Obligations of Parent, Merger Sub and Merger LLC.     Each of Parent, Merger Sub and Merger LLC shall have performed or complied in all material respects with each of its agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time, and the Company shall have received a certificate of an authorized executive officer of Parent, dated as of the Closing Date, to the foregoing effect.

        (c)    Parent Material Adverse Effect.     Since the date of this Agreement, there shall not have been any event, change, effect, development, state of facts, condition, circumstance or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

        (d)    Tax Opinion.     The Company shall have received an opinion of Davis Polk & Wardwell LLP (or other tax counsel of national standing reasonably acceptable to the Company), in form and substance reasonably satisfactory to the Company, dated the Closing Date, substantially to the effect that for federal income tax purposes: (i) the Merger and the Subsequent Merger, taken together, will constitute a "reorganization" within the meaning of Section 368(a) of the Code and (ii) the Company and Parent will each be a party to that reorganization within the meaning of Section 368(b) of the Code. In rendering such opinion, Davis Polk & Wardwell LLP (or such other tax counsel) may rely upon the representations contained herein and may receive and rely upon representations from Parent, the Company and others, including representations from Parent in the Parent Tax Certificate and representations from the Company in the Company Tax Certificate.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

        Section 7.1    Termination.     This Agreement may be terminated and the Merger and the Subsequent Merger may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval or the Parent Stockholder Approval, as follows (with any termination by Parent also being an effective termination by Merger Sub and Merger LLC):

        (a)   by mutual written consent of Parent and the Company at any time;

        (b)   by either Parent or the Company:

            (i)  if any court of competent jurisdiction or other Governmental Entity shall have issued a judgment, order, injunction, rule or decree, or taken any other action, that restrains, enjoins or otherwise prohibits or makes illegal the consummation of the Merger, the Subsequent Merger or any of the other Transactions or imposing a Burdensome Effect on the consummation thereof and such judgment, order, injunction, rule, decree or other action shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to any party that has failed to use its reasonable best efforts to contest, resolve or lift, as applicable, such judgment, order, injunction, rule, decree or other action;

           (ii)  if, upon a vote taken at any duly held Company Stockholder Meeting (or at any adjournment or postponement thereof) held to obtain the Company Stockholder Approval, the Company Stockholder Approval is not obtained; provided, however, that the Company may not terminate this Agreement pursuant to this Section 7.1(b)(ii) if the Company has not complied with its obligations under Sections 5.3 and 5.5;

          (iii)  if, upon a vote taken at any duly held Parent Stockholder Meeting (or at any adjournment or postponement thereof) held to obtain the Parent Stockholder Approval, the Parent Stockholder Approval is not obtained; provided, however, that Parent may not terminate this Agreement pursuant to this Section 7.1(b)(iii) if Parent has not complied with its obligations under Sections 5.4 and 5.5; or

          (iv)  if the Effective Time shall not have occurred on or before July 25, 2017 (the "Outside Date"); provided, however, that if all of the conditions set forth in Article VI other than the condition set forth in Section 6.1(c)(i) shall have been satisfied or shall be capable of being satisfied at such time, the Outside Date may be extended by either Parent or the Company from time to time by written notice to the other party up to a date that is no later than the first anniversary of the date of this Agreement, the latest of any of which dates shall thereafter be deemed to be the Outside Date; provided, further, that, in the event the Marketing Period has commenced but has not yet been completed at the time of the Outside Date, the Outside Date may be extended by the Company or Parent by providing written notice thereof to the other at least one (1) Business Day prior to the original Outside Date until three (3) Business Days after the final date of the Marketing Period but no more than twenty (20) Business Days after the original Outside Date; and provided, further, that neither Parent nor the Company shall be permitted to terminate this Agreement pursuant to this Section 7.1(b)(iv) if the failure to consummate the Merger by such date results from the material breach by Parent, Merger Sub or Merger LLC (in the case of termination by Parent) or the Company (in the case of termination by the Company) of any of its covenants or agreements contained in this Agreement;

        (c)   by Parent:

            (i)  if the Company breaches or fails to perform in any material respect any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.1 or Section 6.2 and (B) cannot be or has not been cured within the lesser of (x) fifteen (15) calendar days after the giving by Parent of written notice to the Company of such breach or failure to perform (such notice to describe such breach or failure to perform in reasonable detail) and (y) the number of calendar days remaining until the Outside Date;

           (ii)  prior to obtaining the Company Stockholder Approval, if, after the date hereof, the Company Board or any committee thereof shall have (A) effected or permitted a Company Adverse Recommendation Change (whether or not permitted to do so under the terms of this Agreement), (B) adopted, approved, endorsed, declared advisable or recommended to the Company's stockholders a Company Acquisition Proposal other than the Merger, (C) failed to publicly reaffirm its recommendation of this Agreement within three (3) Business Days following receipt of a written request by Parent to provide such reaffirmation after a Company Acquisition Proposal shall have been publicly disclosed or shall have become publicly known, (D) failed to include in the Joint Proxy Statement the Company Recommendation or included in the Joint Proxy Statement any proposal to vote upon or consider any Company Acquisition Proposal other than the Merger or (E) failed to recommend against a competing tender offer or exchange offer for twenty percent (20%) or more of the outstanding capital stock of the Company within ten (10) Business Days after commencement of such offer (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders);

          (iii)  if the Company breaches Section 5.3 in any material respect; or

          (iv)  prior to obtaining the Parent Stockholder Approval, in order to enter into a definitive agreement to effect a Parent Superior Proposal, if Parent has complied with Section 5.4 (including Section 5.4(f)) and enters into such definitive agreement concurrently with such termination and pays the Termination Fee in accordance with the procedures and within the time periods set forth in Section 7.3(b).

        (d)   by the Company:

            (i)  if Parent, Merger Sub or Merger LLC breaches or fails to perform in any material respect any of its respective representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.1 or Section 6.3 and (B) cannot be or has not been cured within the lesser of (x) fifteen (15) calendar days after the giving by the Company of written notice to Parent of such breach or failure to perform (such notice to describe such breach or failure to perform in reasonable detail) and (y) the number of calendar days remaining until the Outside Date;

           (ii)  prior to obtaining the Parent Stockholder Approval, if, after the date hereof, the Parent Board or any committee thereof shall have (A) effected or permitted a Parent Adverse Recommendation Change (whether or not permitted to do so under the terms of this Agreement), (B) adopted, approved, endorsed, declared advisable or recommended to Parent's stockholders a Parent Acquisition Proposal, (C) failed to publicly reaffirm its recommendation of this Agreement within three (3) Business Days following receipt of a written request by the Company to provide such reaffirmation after a Parent Acquisition Proposal shall have been publicly disclosed or shall have become publicly known, (D) failed to include in the Joint Proxy Statement the Parent

  Recommendation or included in the Joint Proxy Statement any proposal to vote upon or consider any Parent Acquisition Proposal or (E) failed to recommend against a competing tender offer or exchange offer for twenty percent (20%) or more of the outstanding capital stock of Parent within ten (10) Business Days after commencement of such offer (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders);

          (iii)  if Parent breaches Section 5.4 in any material respect; or

          (iv)  prior to obtaining the Company Stockholder Approval, in order to enter into a definitive agreement to effect a Company Superior Proposal, if the Company has complied with Section 5.3 (including Section 5.3(f)) and enters into such definitive agreement concurrently with such termination and pays the Termination Fee in accordance with the procedures and within the time periods set forth in Section 7.3(b).

        The party desiring to terminate this Agreement pursuant to this Section 7.1 shall give notice of such termination and the provisions of this Section 7.1 being relied on to terminate this Agreement to the other parties.

        Section 7.2    Effect of Termination.     In the event of termination of this Agreement, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub, Merger LLC or the Company, except that the provisions of the last sentence of Section 5.6 (Access to Information; Confidentiality), Section 5.15 (Public Announcements), Section 5.19(e) (Financing), Section 5.20 (Expenses), this Section 7.2, Section 7.3 (Fees and Expenses), Section 7.4 (Amendment or Supplement), Section 7.5 (Extension of Time; Waiver) and Article VIII (General Provisions) (other than Section 8.3) shall survive the termination of this Agreement. Notwithstanding the foregoing, in the event of (i) the willful and material breach of this Agreement, (ii) fraud or (iii) the intentional failure to satisfy a condition to the performance of the obligations of the other party or to perform a covenant of such party, the parties agree that the party that did not so breach, act with fraud or fail to satisfy such condition or so perform shall be entitled to recover from the other party any and all damages (which the parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include, to the extent proven, the benefit of bargain lost by a party's stockholders, which losses, to the extent proven, shall be deemed in such event to be damages of such party) incurred or suffered by such party as a result of such breach, act or failure. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

        Section 7.3    Fees and Expenses.

        (a)   Except as otherwise provided in this Section 7.3, all fees and expenses incurred in connection with this Agreement, the Merger, the Subsequent Merger and the other Transactions shall be borne and timely paid by the party incurring such fees or expenses, whether or not the Merger or the Subsequent Merger is consummated.

        (b)   In the event that:

            (i)  (A) prior to the receipt of the Company Stockholder Approval, a Company Competing Proposal shall have been publicly disclosed or shall have become publicly known and not withdrawn and (B) this Agreement is thereafter terminated by Parent or the Company pursuant to Section 7.1(b)(ii), Section 7.1(b)(iii) or Section 7.1(b)(iv), or by Parent pursuant to Section 7.1(c)(i), then (1) the Company shall pay to Parent by wire transfer of same day funds to the account or accounts designated by Parent or its designee the Parent Expenses within two (2) Business Days after receipt from Parent of documentation supporting such Parent Expenses and (2) if, concurrently with or within 12 months after the date of any such termination, (x) any of the Acquired Companies enters into a definitive agreement with respect to any Company

  Competing Proposal or (y) any Company Competing Proposal is consummated, (which Company Competing Proposal may be the same as or different from the Company Competing Proposal referred to in the immediately preceding clause (A)), the Company shall pay to Parent or its designee by wire transfer of same day funds to the account or accounts designated by Parent or such designee the Termination Fee concurrently with the consummation of such Company Competing Proposal;

           (ii)  (A) prior to the receipt of the Parent Stockholder Approval, a Parent Competing Proposal shall have been publicly disclosed or shall have become publicly known and not withdrawn and (B) this Agreement is thereafter terminated by Parent or the Company pursuant to Section 7.1(b)(ii), Section 7.1(b)(iii) or Section 7.1(b)(iv), or by the Company pursuant to Section 7.1(d)(i), then (1) Parent shall pay to the Company by wire transfer of same day funds to the account or accounts designated by the Company or its designee the Company Expenses within two (2) Business Days after receipt from the Company of documentation supporting such Company Expenses and (2) if, concurrently with or within 12 months after the date of any such termination, (x) any of the Parent Companies enters into a definitive agreement with respect to any Parent Competing Proposal or (y) any Parent Competing Proposal is consummated, (which Parent Competing Proposal may be the same as or different from the Parent Competing Proposal referred to in the immediately preceding clause (A)), Parent shall pay to the Company or its designee by wire transfer of same day funds to the account or accounts designated by the Company or such designee the Termination Fee concurrently with the consummation of such Parent Competing Proposal;

          (iii)  this Agreement is terminated by Parent pursuant to Section 7.1(c)(ii) or Section 7.1(c)(iii), the Company shall pay to Parent or its designee by wire transfer of same day funds to the account or accounts designated by Parent or such designee the Termination Fee within two (2) Business Days after such termination;

          (iv)  this Agreement is terminated by the Company pursuant to Section 7.1(d)(ii) or Section 7.1(d)(iii), Parent shall pay to the Company or its designee by wire transfer of same day funds to the account or accounts designated by the Company or such designee the Termination Fee within two (2) Business Days after such termination;

           (v)  this Agreement is terminated by Parent pursuant to Section 7.1(c)(iv), Parent shall pay to the Company or its designee by wire transfer of same day funds to the account or accounts designated by the Company or such designee the Termination Fee prior to, and as a condition to, such termination;

          (vi)  this Agreement is terminated by the Company pursuant to Section 7.1(d)(iv), the Company shall pay to Parent or its designee by wire transfer of same day funds to the account or accounts designated by Parent or such designee the Termination Fee prior to, and as a condition to, such termination;

         (vii)  unless the Company is required to pay Parent Expenses under Section 7.3(b)(i), if this Agreement is terminated pursuant to Section 7.1(b)(ii), then the Company shall pay to Parent by wire transfer of same day funds to the account or accounts designated by Parent or its designee the Parent Expenses within two (2) Business Days after receipt from Parent of documentation supporting such Parent Expenses; and

        (viii)  unless Parent is required to pay Company Expenses under Section 7.3(b)(ii), if this Agreement is terminated pursuant to Section 7.1(b)(iii), then Parent shall pay to the Company by wire transfer of same day funds to the account or accounts designated by the Company or its designee the Company Expenses within two (2) Business Days after receipt from the Company of documentation supporting such Company Expenses, it being understood that in no event shall the Company or Parent be required to pay the Termination Fee on more than one occasion.

        (c)   For purposes of this Section 7.3.

            (i)  "Company Competing Proposal" shall have the same meaning as Company Acquisition Proposal except that all references to "20%" therein shall be changed to "50%" and all references to "80%" therein shall be changed to "50%;"

           (ii)  "Company Expenses" means documented fees and expenses (not to exceed $10,000,000) incurred or paid by or on behalf of the Company and its Affiliates in connection with the Transactions, or related to the evaluation, authorization, preparation, negotiation, execution or performance of this Agreement, in each case including all documented fees and expenses of law firms, commercial banks, investment banking firms, accountants, experts and consultants to the Company and its Affiliates;

          (iii)  "Parent Competing Proposal" shall have the same meaning as Parent Acquisition Proposal except that all references to "20%" therein shall be changed to "50%" and all references to "80%" therein shall be changed to "50%;"

          (iv)  "Parent Expenses" means documented fees and expenses (not to exceed $10,000,000) incurred or paid by or on behalf of Parent, Merger Sub, Merger LLC and their respective Affiliates in connection with the Transactions, or related to the evaluation, authorization, preparation, negotiation, execution or performance of this Agreement, in each case including all documented fees and expenses of law firms, commercial banks, investment banking firms, financing sources, accountants, experts and consultants to Parent, Merger Sub, Merger LLC and their respective Affiliates; and

           (v)  "Termination Fee" means an amount in cash equal to $110,000,000.

        (d)   In the event that a party or its designees receive full payment of the Termination Fee under the circumstances where a Termination Fee was payable, the receipt of the Termination Fee shall be the sole and exclusive monetary remedy for any and all Losses suffered or incurred by the party to which such Termination Fee was payable hereunder (and any of its Affiliates or any other Person) in connection with this Agreement, the termination of this Agreement, the termination or abandonment of any the Transactions or any matter forming the basis for such termination.

        (e)   Each of the parties hereto acknowledges that the agreements contained in this Section 7.3 are an integral part of the Transactions, and that, without these agreements, neither the Company nor Parent, Merger Sub or Merger LLC would enter into this Agreement. Accordingly, if the Company fails promptly to pay the amounts due pursuant to this Section 7.3, and, in order to obtain such payment, Parent or its designee commences a suit that results in a Judgment against the Company for all or a portion of the Termination Fee or the Parent Expenses, the Company shall pay to Parent or its designees interest on the amount of the Termination Fee or Parent Expenses, as the case may be, from the date such payment was required to be made until the date of payment at a rate equal to 5% per annum. In addition, if Parent fails promptly to pay the amounts due pursuant to this Section 7.3, and, in order to obtain such payment, the Company or its designee commences a suit that results in a Judgment against Parent for all or a portion of the Termination Fee or the Company Expenses, Parent shall pay to the Company or its designees interest on the amount of the Termination Fee or the Company Expenses, as the case may be, from the date such payment was required to be made until the date of payment at a rate equal to 5% per annum.

        Section 7.4    Amendment or Supplement.     This Agreement may be amended, modified or supplemented by the parties hereto by action taken or authorized by written agreement of the parties hereto (by action taken by their respective boards of directors, if required) at any time prior to the

Effective Time, whether before or after the Company Stockholder Approval has been obtained; provided, however, that after the Company Stockholder Approval has been obtained, no amendment shall be made that pursuant to applicable Law requires further approval or adoption by the stockholders of the Company without such further approval or adoption. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment. Notwithstanding anything to the contrary contained herein, this Section 7.4, Sections 8.6, 8.7, 8.8, 8.10 and 8.13 (and any provision of this Agreement to the extent an amendment, supplement, waiver or modification of such provision would modify the substance of any of the foregoing provisions) may not be amended, supplemented, waived or otherwise modified in a manner that is materially adverse to any Debt Financing Source without the prior written consent of such Debt Financing Source.

        Section 7.5    Extension of Time; Waiver.     At any time prior to the Effective Time, the parties may (by action taken or authorized by their respective boards of directors, if required), to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or acts of the other party or parties hereto, as applicable, (b) waive any inaccuracies in the representations and warranties of the other party or parties set forth in this Agreement or any document delivered pursuant hereto or (c) subject to applicable Law, waive compliance with any of the agreements, covenants or conditions of the other party or parties contained herein; provided, however, that after the Company Stockholder Approval has been obtained, no waiver may be made that pursuant to applicable Law requires further approval or adoption by the stockholders of the Company without such further approval or adoption. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. Except as otherwise provided herein, the rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

ARTICLE VIII

GENERAL PROVISIONS

        Section 8.1    Nonsurvival of Representations and Warranties.     None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. Except for any covenant or agreement that by its terms contemplates performance after the Effective Time, none of the covenants and agreements of the parties contained this Agreement shall survive the Effective Time.

        Section 8.2    Notices.     All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile or email, upon written confirmation of receipt by facsimile or email, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

  (i)
  if to Parent, Merger Sub, Merger LLC, the Surviving Corporation or the Surviving Company, to:

    CBOE Holdings, Inc.
    400 South LaSalle Street
    Chicago, Illinois 60605
    Attention:  Joanne Moffic-Silver (legalnotices@cboe.com)
    Facsimile:  (312)-786-7919

    with a copy (which shall not constitute notice) to:

    Sidley Austin LLP
    One South Dearborn Street
    Chicago, Illinois 60603
    Attention:  Thomas A. Cole (tcole@sidley.com)
                       Beth E. Peev (bpeev@sidley.com)
    Facsimile:  (312) 853-7036

  (ii)
  if to the Company, to:

    Bats Global Markets, Inc.
    8050 Marshall Drive, Suite 120
    Lenexa, Kansas 66214
    Attention:  Eric Swanson
    Facsimile:  (212) 378-8550

    with a copy (which shall not constitute notice) to:

    Davis Polk & Wardwell LLP
    450 Lexington Avenue
    New York, New York 10017
    Attention:  Leonard Kreynin (leonard.kreynin@davispolk.com)
                       Lee Hochbaum (lee.hochbaum@davispolk.com)
    Facsimile:  (212) 701-5800

        Section 8.3    Certain Definitions.     For purposes of this Agreement:

        "Affiliate" of any Person means any other Person that, at the time of determination, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such first Person;

        "Business Day" means any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized by Law or executed order to be closed;

        "Closing Volume-Weighted Average Price" means the volume-weighted average price, rounded to four decimal points, of shares of Parent Common Stock on the NASDAQ Stock Market LLC for the period of the ten (10) consecutive trading days ending on the second full trading day prior to the Effective Time;

        "Company Material Adverse Effect" means any event, change, effect, development, state of facts, condition, circumstance or occurrence that has or would be reasonably expected to have a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Acquired Companies, taken as a whole, but excluding any event, change, effect, development, state of facts, condition, circumstance or occurrence arising out of or resulting from: (i) changes in or affecting general political or economic conditions (including changes in interest rates) or the financial, credit or securities markets in the United States or elsewhere in the world, to the extent the Acquired Companies are not adversely affected in a disproportionate manner relative to other participants in the industries in which the Acquired Companies operate, (ii) changes in or conditions generally affecting the industries in which the Acquired Companies generally operate, to the extent the Acquired Companies are not adversely affected in a disproportionate manner relative to other participants in the industries in which the Acquired Companies operate, (iii) changes in GAAP or accounting standards or interpretations thereof, (iv) geopolitical conditions, cyber-attacks, natural disasters, any outbreak or escalation of hostilities or acts of war or terrorism, to the extent the Acquired Companies are not adversely affected in a disproportionate manner relative to other participants in the industries in which the Acquired Companies operate, (v) any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal, in each case after the date of this Agreement, of any rule, regulation, ordinance, order, protocol or any other Law of or by any national, regional, state or local Governmental Entity, (vi) changes resulting from or arising out of the execution and delivery of this Agreement or the announcement or consummation of the Transactions, (vii) any taking of any action at the written request of Parent, Merger Sub or Merger LLC, (viii) any litigation brought by a stockholder of Parent or of the Company relating to this Agreement or the Transactions, (ix) any action taken by any of the Acquired Companies that is required or contemplated by this Agreement or (x) (A) any change in the share price or trading volume of the Company Shares, in the Company's credit rating or in any analyst's recommendations, in each case in and of itself, or (B) the failure of the Company to meet projections or forecasts (including any analyst's projections), in and of itself (provided, in the case of clauses (A) and (B), that the event, change, effect, development, condition, circumstance or occurrence underlying such change or failure shall not be excluded, and may be taken into account, in determining whether there is or would reasonably be expected to be a Company Material Adverse Effect);

        "Company Related Party" means the Company and each of its Affiliates and its and its Affiliates' stockholders, partners, members, officers, directors, employees, controlling persons, agents and representatives.

        "Company Stock Plans" means the Company's 2009 Stock Option Plan, Third Amended and Restated 2012 Equity Incentive Plan, 2016 Omnibus Incentive Plan, 2016 Non-Employee Directors Compensation Plan and 2016 Employee Stock Purchase Plan;

        "Company Stock Purchase Plan" means the Company's 2016 Employee Stock Purchase Plan;

        "Company Tax Certificate" means the certificate to the effect of the form attached as Exhibit A to the Company Disclosure Letter to be delivered by the Company;

        "Compliant" shall mean, with respect to the Required Information, that (a) the Company's auditors have not withdrawn any audit opinion with respect to, nor has the Company undertaken a restatement of any financial statements contained in the Required Information, and (b) such Required Information constituting projections, interpretations and other forward-looking information has been prepared in good faith based upon reasonable assumptions;

        "Continuing Employee" means each employee who is employed by any of the Acquired Companies immediately prior to the Closing and whose employment with the Surviving Company (or Parent or any of its Affiliates) continues after the Closing;

        "Contract" means any note, bond, mortgage, indenture, contract, arrangement, undertaking, legally binding agreement, lease, license or other instrument or obligation (whether written or oral), together with all amendments thereto;

        "Debt Financing Sources" means the lenders, agents, underwriters, initial purchasers, or arrangers of the Available Financing (including any Alternative Financing) and their and their respective Affiliates' former, current or future general or limited partners, stockholders, managers, members, officers, directors, employees and representatives and their successors and assigns, including any parties to any joinder agreements, credit agreements, indentures or other agreements relating thereto;

        "ERISA Affiliate" with respect to any Person, means any other Person that, together with such first Person, would be treated as a single employer pursuant to Section 414(b), (c), (m) or (o) of the Code;

        "Judgment" means any judgment, order, decree, award, ruling, decision, verdict, subpoena, injunction or settlement entered, issued, made or rendered by any Governmental Entity of competent jurisdiction (in each case whether temporary, preliminary or permanent);

        "knowledge" when used with respect to (i) the Company, means the actual knowledge of any fact, circumstance or condition of those officers of the Company identified in Section 8.3 of the Company Disclosure Letter and (ii) Parent, means the actual knowledge of any fact, circumstance or condition of those officers of Parent identified in Section 8.3 of the Company Disclosure Letter;

        "Marketing Period" shall mean the first period of twenty (20) consecutive Business Days after the date of this Agreement throughout which Parent shall have received the Required Information from the Company, and such Required Information is Compliant; provided, that if the Company shall in good faith reasonably believe it has provided the Required Information and that such Required Information is Compliant, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case Parent shall promptly deliver such notice to the Debt Financing Sources, the Company shall be deemed to have complied with the delivery of Required Information, and the Marketing Period shall be deemed to have commenced as of such date unless Parent in good faith reasonably believes the Company has not completed the delivery of the Required Information or that the Required Information is not Compliant and, within three (3) Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with specificity, to the extent reasonably practicable, which Required Information Parent believes in good faith that the Company has not delivered or is not Compliant). Notwithstanding the foregoing, the "Marketing Period" shall (x) not commence and shall be deemed not to have commenced prior to the date hereof, prior to the mailing of the Form S-4 and Joint Proxy Statement and (y) exclude July 3, 2017 and July 5, 2017 from the determination of such 20 consecutive Business Day period and if such 20 consecutive Business Day period has not ended on or prior to August 21, 2017, then the Marketing Period shall commence no earlier than September 11, 2017.

        "Parent Companies" means Parent and its Subsidiaries;

        "Parent Material Adverse Effect" means any event, change, effect, development, state of facts, condition, circumstance or occurrence that has or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Parent Companies, taken as a whole, but excluding any event, change, effect, development, state of facts, condition, circumstance or occurrence arising out of or resulting from: (i) changes in or affecting general political or economic conditions (including changes in interest rates) or the financial, credit or securities markets in the United States or elsewhere in the world, to the extent the Parent Companies are not adversely affected in a disproportionate manner relative to other participants in the industries in which the Parent Companies operate, (ii) changes in or conditions generally affecting the industries in which the Parent Companies generally operate, to the extent the Parent Companies are not adversely affected in a disproportionate manner relative to other participants in the industries in which the Parent Companies operate, (iii) changes in GAAP or accounting standards or interpretations thereof, (iv) geopolitical conditions, cyber-attacks, natural disasters, any outbreak or escalation of hostilities or acts of war or terrorism, to the extent the Parent Companies are not adversely effected in a disproportionate manner relative to other participants in the industries in which the Parent Companies operate, (v) any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal, in each case after the date of this Agreement, of any rule, regulation, ordinance, order, protocol or any other Law of or by any national, regional, state or local Governmental Entity, to the extent the Parent Companies are not adversely effected in a disproportionate manner relative to other participants in the industries in which the Parent Companies operate, (vi) changes resulting from or arising out of the execution and delivery of this Agreement or the announcement or consummation of the Transactions, (vii) any taking of any action at the written request of the Company, (viii) any litigation brought by a stockholder of Parent or of the Company relating to this Agreement or the Transactions, (ix) any action taken by any of the Acquired Companies that is required or contemplated by this Agreement or (x) (A) any change in the share price or trading volume of the Parent Common Stock, in the Parent's credit rating or in any analyst's recommendations, in each case in and of itself, or (B) the failure of Parent to meet projections or forecasts (including any analyst's projections), in and of itself (provided, in the case of clauses (A) and (B), that the event, change, effect, development, condition, circumstance or occurrence underlying such change or failure shall not be excluded, and may be taken into account, in determining whether there is or would reasonably be expected to be a Parent Material Adverse Effect);

        "Parent Stock Plans" means the Amended and Restated CBOE Holdings, Inc. Long-Term Incentive Plan, amended effective as of February 8, 2011;

        "Parent Tax Certificate" means the certificate to the effect of the form attached as Exhibit A to the Parent Disclosure Letter and to be delivered by Parent;

        "Permitted Liens" means (a) all Liens disclosed on the balance sheet of the Company or Parent, as applicable, (b) statutory Liens for Taxes, assessments or other charges by Governmental Entities not yet due and payable or the amount or validity of which is being contested in good faith or for which appropriate reserves have been established in accordance with GAAP, (c) mechanics', materialmen's, carriers', workmen's, warehouseman's, repairmen's, landlords' and similar Liens granted or that arise in the ordinary course of business, (d) Liens securing indebtedness or liabilities that are reflected in the Company SEC Documents or Parent SEC Documents, as applicable, filed on or prior to the date hereof, (e) Liens imposed or promulgated by Law or Governmental Entities with respect to real property and improvements, including building codes, zoning regulations and environmental regulations, (f) Liens that affect the underlying fee interest of any property leased under a Parent Real Property Lease or a Company Real Property Lease, (g) any Liens, matters of record, and other imperfections of title that do not, individually or in the aggregate, materially and adversely affect the marketability of any property or assets or materially impair the continued ownership, use and operation of the property to which they relate in the business as currently conducted, (h) Liens that will be released or extinguished at the Effective Time or (i) any other Liens which do not materially detract from the value of the assets to which they attach;

        "Person" means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Entity;

        "Regulatory Law" means the Sherman Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act and all other applicable federal, state or non-U.S. statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other applicable Laws, including any antitrust, competition or trade regulation Laws, that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition;

        "Representatives" means, with respect to any Person, any officer, director or employee of such Person or any financial advisor, attorney, accountant or other agent, advisor or representative of such Person;

        "Share Issuance" the issuance by Parent of shares of Parent Common Stock in the Merger as contemplated by this Agreement; and

        "Subsidiary" means, with respect to any Person, any other Person of which stock or other equity interests having ordinary voting power to elect fifty percent (50%) or more of the board of directors or other governing body are owned, directly or indirectly, by such first Person.

        Section 8.4    Interpretation.     When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents, table of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The words "hereof," "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words "made available" to Parent and words of similar import means that the information or document (a) has been actually delivered to Parent or its advisors, counsel or other representatives, (b) has been posted to the electronic data site maintained by the Company in connection with the Transactions or (c) has been publicly filed by the Company with the SEC, or incorporated by reference into any public filing with the SEC made by the Company, since April 16, 2016. The words "made available" to the Company and words of similar import means that the information or document (i) has been actually delivered to the Company or its advisors, counsel or other representatives, (ii) has been posted to the electronic data site maintained by Parent in connection with the Transactions or (iii) has been publicly filed by Parent with the SEC, or incorporated by reference into any public filing with the SEC made by Parent. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

        Section 8.5    Entire Agreement.     This Agreement (including the Exhibits hereto), the Voting Agreements, the Company Disclosure Letter, the Parent Disclosure Letter, the Debt Commitment Letter and the Confidentiality Agreement (although any provisions of the Confidentiality Agreement conflicting with this Agreement shall be superseded by the provisions of this Agreement) constitute the entire agreement between the parties and their respective Affiliates with respect to the subject matter hereof and thereof, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties and their respective Affiliates with respect to the subject matter hereof and thereof (except that the Confidentiality Agreement shall be deemed amended as necessary so that until the termination of this Agreement in accordance with Section 7.1 hereof, Parent, Merger Sub, Merger LLC and the Company shall be permitted to take the actions contemplated by this Agreement).

        Section 8.6    No Third-Party Beneficiaries.     Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement, except (a) for the provisions of Article II (which, from and after the Effective Time, shall be for the benefit of the holders of Company Shares and Company Stock Awards immediately prior to the Effective Time) and Section 5.10 (which shall be for the benefit of the Indemnified Parties and their heirs) and (b) the rights of the Debt Financing Sources set forth in Sections 8.7(b) and 8.8(b); provided, however, that the Debt Financing Sources are hereby made express third-party beneficiaries of Section 7.4, this Section 8.6 and Sections 8.10 and 8.13.

        Section 8.7    Governing Law.

        (a)   This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the Transactions, or the negotiation, execution or performance of this Agreement, shall be governed by the internal Laws of the State of Delaware applicable to agreements made and to be performed entirely within such state, without regard to the conflicts of law principles of such state to the extent that such principles would have the effect of applying the laws of, or directing a matter to, another jurisdiction.

        (b)   Notwithstanding anything to the contrary in Section 8.7(a), the Company on behalf of itself and each Company Related Party agrees that, except as specifically set forth in the Debt Commitment Letter, all Actions, including any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any of the Debt Financing Sources in any way relating to this Agreement or any of the Transactions, including any dispute arising out of or relating in any way to any agreement entered into by the Debt Financing Sources in connection with the Debt Commitment Letter or the performance thereof or the financings contemplated thereby, shall be exclusively governed by, and construed in accordance with, the internal laws of the State of New York, without giving effect to principles or rules or conflict of laws to the extent such principles or rules would require or permit the application of law of another jurisdiction. The parties hereto further agree that all of the provisions of Section 8.13 relating to waiver of jury trial shall apply to any action, cause of action, claim, cross-claim or third-party claim referenced in this Section 8.7(b).

        Section 8.8    Jurisdiction; Enforcement.

        (a)   Each of the parties irrevocably agrees that any Action with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any Judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). The parties further agree that no party to this Agreement shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.8(a), and each party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. Each of the parties hereby irrevocably submits with regard to any such Action for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the Transactions in any court other than the aforesaid courts. Each of the parties hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any Action with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 8.8(a), (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable Law, any claim that (A) the Action in such court is brought in an inconvenient forum, (B) the venue of such Action is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the Company, Parent, Merger Sub and Merger LLC hereby consents to service being made through the notice procedures set forth in Section 8.2 and agrees that service of any process, summons, notice or document by registered mail (return receipt requested and first-class postage prepaid) to the respective addresses set forth in Section 8.2 shall be effective service of process for any Action in connection with this Agreement or the Transactions.

        (b)   Notwithstanding anything to the contrary in Section 8.8(a), the Company on behalf of itself and each Company Related Party (i) agrees that it will not bring or support any Action, including any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any of the Debt Financing Sources in any way relating to this Agreement or any of the Transactions, including any dispute arising out of or relating in any way to any agreement entered into by the Debt Financing Sources in connection with the Debt Commitment Letter or the performance thereof or the financings contemplated thereby, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof), (ii) submits for itself and its property with respect to any such action to the exclusive jurisdiction of such courts, (iii) agrees that service of process, summons, notice or document by registered mail addressed to it at its address provided in Section 8.2 shall be effective service of process against it for any such action brought in any such court, (iv) waives and hereby irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court and (v) agrees that a final judgment in any such action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. The parties hereto further agree that all of the provisions of Section 8.13 relating to waiver of jury trial shall apply to any action, cause of action, claim, cross-claim or third-party claim referenced in this Section 8.8(b).

        Section 8.9    Assignment; Successors.     Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, as a whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

        Section 8.10    Remedies.

        (a)   The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the Company, Parent, Merger Sub and Merger LLC shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Delaware Court of Chancery, this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties hereby further waives any requirement under any law to post security as a prerequisite to obtaining equitable relief.

        (b)   Notwithstanding anything to the contrary contained herein, the Company agrees on behalf of itself and each Company Related Party that none of the Debt Financing Sources shall have any liability or obligation to the Company or any Company Related Party relating to this Agreement or any of the Transactions (including the Debt Financing). This Section 8.10(b) is intended to benefit and may be enforced by the Debt Financing Sources.

        Section 8.11    Currency.     All references to "dollars" or "$" or "US$" in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement.

        Section 8.12    Severability.     Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein, so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

        Section 8.13    Waiver of Jury Trial.     EACH OF THE PARTIES TO THIS AGREEMENT KNOWINGLY, INTENTIONALLY AND VOLUNTARILY WITH AND UPON THE ADVICE OF COMPETENT COUNSEL IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS.

        Section 8.14    Counterparts; Execution.     This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery in .pdf format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

        Section 8.15    Disclosure Letters.     The Company Disclosure Letter and the Parent Disclosure Letter are not intended to constitute, and shall not be construed as constituting, representations or warranties of the Company, Parent, Merger Sub or Merger LLC, except and to the extent expressly provided in this Agreement. The fact that any item of information is disclosed in the Company Disclosure Letter or the Parent Disclosure Letter shall not be construed to mean that such information is required to be disclosed by this Agreement. Inclusion of any item in the Company Disclosure Letter or the Parent Disclosure Letter shall not be deemed an admission that such item is material or that such item has had or would reasonably be expected to have a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable. Descriptive headings in the Company Disclosure Letter and the Parent Disclosure Letter are inserted for reference purposes and for convenience of the reader only and shall not affect the interpretation thereof or of this Agreement. Nothing contained in the Company Disclosure Letter or the Parent Disclosure Letter shall be construed as an admission of liability or responsibility in connection with any pending, threatened or future Action.

* * * * *

        IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

CBOE HOLDINGS, INC.
By:	/s/ Edward T. Tilly
	Name:	Edward T. Tilly
	Title:	Chief Executive Officer
CBOE CORPORATION
By:	/s/ Edward L. Provost
	Name:	Edward L. Provost
	Title:	President
CBOE V, LLC
By:	/s/ Edward L. Provost
	Name:	Edward L. Provost
	Title:	President

[Signature Page to Merger Agreement]

        IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

BATS GLOBAL MARKETS, INC.
By:	/s/ Chris Concannon
	Name:	Chris Concannon
	Title:	Chief Executive Officer

[Signature Page to Merger Agreement]

ANNEX I
DEFINED TERM INDEX

Acquired Company(ies)	3.1(a)
Action	3.9(a)
Affiliate	8.3
Agreement	Preamble
Alternative Financing	5.19(a)
Appraisal Shares	2.1(c)
Available Cash Election Amount	2.1(b)(ii)(B)
Available Financing	5.19(c)
BofA Merrill Lynch	4.23
Burdensome Effect	5.7(d)
Business Day	8.3
Cash Election	2.1(b)(ii)(B)
Cash Election Amount	2.1(b)(ii)(B)
Cash Electing Company Share	2.1(b)(ii)(B)
Cash Fraction	2.1(b)(ii)(B)
Certificate of Merger	1.3
Closing	1.2
Closing Date	1.2
Closing Volume-Weighted Average Price	8.3
Code	Recitals
Company	Preamble
Company 401(k) Plan	5.8(e)
Company Acceptable Confidentiality Agreement	5.3(k)(i)
Company Acquisition Proposal	5.3(k)(ii)
Company Adverse Recommendation Change	5.3(d)
Company Board	2.4(d)
Company Book-Entry Shares	2.1(b)(i)
Company Bylaws	3.1(b)
Company Charter	3.1(b)
Company Common Stock	Recitals
Company Competing Proposal	7.3(c)(ii)
Company Data	3.18(k)(i)
Company Disclosure Letter	Article III
Company Domain Names	3.18(k)(ii)
Company Expenses	7.3(c)(ii)
Company Intellectual Property	3.18(k)(iii)
Company Intellectual Property Agreements	3.18(b)(ii)
Company Intervening Event	5.3(k)(iii)
Company Intervening Event Notice Period	5.3(g)
Company IT Systems	3.18(k)(iv)
Company Material Adverse Effect	8.3
Company Material Contract	3.15(a)

Company Non-Voting Common Stock	Recitals
Company Owned Intellectual Property	3.18(k)(v)
Company Plan	3.11(a)
Company Preferred Stock	3.2(a)
Company Privacy Policies	3.18(k)(vi)
Company Real Property	3.17(a)
Company Real Property Lease	3.15(a)(xiv)
Company Recommendation	5.5(b)
Company Related Party	8.3
Company Restricted Shares	2.4(b)
Company SEC Documents	3.5(a)
Company Share(s)	2.1(a)
Company Software	3.18(k)(vii)
Company Specified Time	3.2(a)
Company Stock Awards	2.4(d)
Company Stock Equivalents	3.2(c)(iv)
Company Stock Option	2.4(a)
Company Stock Plans	8.3
Company Stock Purchase Plan	8.3
Company Stockholder Approval	3.3(a)
Company Stockholder Meeting	5.5(b)
Company Superior Proposal	5.3(k)(iv)
Company Superior Proposal Notice Period	5.3(f)
Company Tax Certificate	8.3
Company User Data	3.18(k)(viii)
Company Voting Agreement	Recitals
Company Voting Common Stock	Recitals
Company Voting Debt	3.2(c)(vi)
Company's Current Premium	5.10(c)
Compliant	8.3
Confidentiality Agreement	5.6
Continuing D&O Insurance	5.10(c)
Continuing Employee	8.3
Contract	8.3
Copyrights	3.18(k)(ix)
Credit Agreement	4.22(b)
Debt Commitment Letter	4.22(a)
Debt Financing	4.22(a)
Debt Financing Sources	8.3
D&O Insurance	3.16(b)
DGCL	Recitals
Domain Names	3.18(k)(x)
DOJ	5.7(c)
Effective Time	1.3
Election Deadline	2.3(c)

Enforceability Limitations	3.3(a)
Environmental Laws	3.13(b)(i)
Environmental Permits	3.13(b)(ii)
ERISA	3.11(a)
ERISA Affiliate	8.3
Exchange	4.10(e)
Exchange Act	3.4(b)(i)
Exchange Agent	2.2(a)
Exchange Fund	2.2(a)
Exchange Ratio	2.1(b)(ii)(C)
Fee Letter	4.22(a)
Final Payment Period	2.4(c)
Form S-4	2.3(b)
Form of Election	2.3(b)
Fraud and Bribery Laws	3.10(b)
FTC	5.7(c)
GAAP	3.5(b)(ii)
Governmental Entity	3.4(b)
HSR Act	3.4(b)(iii)
Indemnified Party	5.10(b)
Intellectual Property	3.18(k)(xi)
IRS	3.11(a)(ii)(C)
Joint Proxy Statement	2.3(b)
Judgment	8.3
knowledge	8.3
Know-How	3.18(k)(xii)
Law	3.4(a)(ii)
Lenders	4.22(a)
Liens	3.1(c)
LLC Act	Recitals
Leased Company Real Property	3.17(a)
Leased Parent Real Property	4.17(a)
Lock-up Agreement	Recitals
Losses	5.10(b)
Marketing Period	8.3
Material Company Subsidiary	3.1(b)
Material Parent Subsidiary	4.1(b)
Materials of Environmental Concern	3.13(b)(iii)
Merger	Recitals
Merger Consideration	2.1(b)(iv)
Merger LLC	Preamble
Merger Sub	Preamble
Mixed Consideration	2.1(b)(ii)(A)
Mixed Consideration Electing Share	2.1(b)(ii)(A)
Mixed Election	2.1(b)(ii)(A)
Mixed Election Stock Exchange Ratio	2.1(b)(ii)(A)
Non-Electing Company Share	2.3(b)

Notice of Company Intervening Event	5.3(g)
Notice of Company Superior Proposal	5.3(f)
Notice of Parent Intervening Event	5.4(g)
Notice of Parent Superior Proposal	5.4(f)
Open Source Code	3.18(k)(xiii)
Outside Date	7.1(b)(iv)
Owned Company Real Property	3.17(a)
Owned Parent Real Property	4.17(a)
Parent	Preamble
Parent 401(k) Plan	5.8(e)
Parent Acceptable Confidentiality Agreement	5.4(k)(i)
Parent Acquisition Proposal	5.4(k)(ii)
Parent Adverse Recommendation Change	5.4(d)
Parent Board	1.7
Parent Bylaws	4.1(b)
Parent Charter	4.1(b)
Parent Common Stock	2.1(a)(ii)
Parent Companies	8.3
Parent Competing Proposal	7.3(c)(iii)
Parent Data	4.18(k)(i)
Parent Disclosure Letter	Article IV
Parent Domain Names	4.18(k)(ii)
Parent Employee Plan	5.8(b)
Parent Expenses	7.3(c)(iv)
Parent Intellectual Property	4.18(k)(iii)
Parent Intellectual Property Agreements	4.18(b)(ii)
Parent Intervening Event	5.4(k)(iii)
Parent Intervening Event Notice Period	5.4(g)
Parent IT Systems	4.18(k)(iv)
Parent Material Adverse Effect	8.3
Parent Material Contract	4.15(a)
Parent Owned Intellectual Property	4.18(k)(v)
Parent Plan	4.11(a)
Parent Preferred Stock	4.2(a)
Parent Privacy Policies	4.18(k)(vi)
Parent Real Property	4.17(a)
Parent Real Property Lease	4.15(a)(xiv)
Parent Recommendation	5.5(c)
Parent Restricted Shares	2.4(b)
Parent RSUs	4.2(b)(ii)
Parent SEC Documents	4.5(a)
Parent Software	4.18(k)(vii)

Parent Specified Time	4.2(a)
Parent Stock Awards	4.2(b)(ii)
Parent Stock Equivalents	4.2(c)(iv)
Parent Stock Option	2.4(a)
Parent Stock Plans	8.3
Parent Stockholder Approval	4.3(a)
Parent Stockholder Meeting	5.5(c)
Parent Superior Proposal	5.4(k)(iv)
Parent Superior Proposal Notice Period	5.4(f)
Parent Tax Certificate	8.3
Parent User Data	4.18(k)(viii)
Parent Voting Agreements	Recitals
Parent Voting Debt	4.2(c)
Patents	3.18(k)(xiv)
Per Share Cash Amount	2.1(b)(ii)(A)
Per Share Cash Election Consideration	2.1(b)(ii)(B)
Permits	3.10(d)
Permitted IP Encumbrance	3.18(k)(xv)
Permitted Liens	8.3
Person	8.3
Personal Data	3.18(k)(xvi)
Protected Health Information	3.18(k)(xvii)

Regulatory Laws	8.3
Related Persons	4.10(e)
Representatives	8.3
Required Information	5.19(c)(ii)
SEC	1.1(b)
Securities Act	3.4(b)(i)
Share Issuance	8.3
Software	3.18(k)(xviii)
SOX	3.5(a)
Stock Electing Company Share	2.1(b)(ii)(C)
Stock Election	2.1(b)(ii)(C)
Subsequent Merger	Recitals
Subsidiary	8.3
Surviving Company	1.4(a)
Surviving Corporation	1.1(a)
Takeover Laws	3.21
Tax(es)	3.14(p)(i)
Tax Return	3.14(p)(ii)
Termination Fee	7.3(c)(v)
Trademarks	3.18(k)(xix)
Transactions	1.2
Voting Agreements	Recitals
WARN	3.12(a)

Annex B

September 25, 2016

The Board of Directors
CBOE Holdings, Inc.
400 South LaSalle
Chicago, IL 60605

Members of the Board of Directors:

We understand that CBOE Holdings, Inc. (the "Company") proposes to enter into an Agreement and Plan of Merger (the "Agreement"), among the Company, CBOE Corporation, a wholly owned subsidiary of the Company ("Merger Sub"), CBOE V, LLC, a wholly owned subsidiary of the Company ("Merger LLC"), and Bats Global Markets, Inc. ("Bats"), pursuant to which, among other things, Merger Sub will merge with and into Bats, with Bats being the surviving corporation in the merger and immediately following such merger the surviving corporation merging with and into Merger LLC, with Merger LLC being the surviving company in such merger (the "Transaction") and each outstanding share of the voting common stock, par value $0.01 per share, of Bats ("Bats Voting Common Stock"), and each outstanding share of the non-voting common stock, par value $0.01 per share, of Bats (the "Bats Non-Voting Common Stock" and, together with the Bats Voting Common Stock, the "Bats Common Stock") will be converted into the right to receive, at the option of the holder thereof and subject to certain election, proration and allocation procedures set forth in the Agreement (as to which election, proration and allocation procedures we express no opinion), the following consideration (collectively, the "Consideration"): (i) $10.00 in cash (the "Per Share Cash Amount") and 0.3201 (the "Mixed Election Stock Exchange Ratio") of a share of common stock, par value $0.01 per share, of the Company (the "Company Common Stock"); or (ii) an amount in cash equal to the Per Share Cash Amount plus the product of the Mixed Election Stock Exchange Ratio multiplied by the Closing Volume-Weighted Average Price (as such term is defined in the Agreement); or (iii) a fraction of a share of Company Common Stock equal to the Mixed Election Stock Exchange Ratio plus the quotient of the Per Share Cash Amount divided by the Closing Volume-Weighted Average Price. The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the Company of the Consideration to be paid by the Company in the Transaction.

In connection with this opinion, we have, among other things:

  (1)
  reviewed certain publicly available business and financial information relating to Bats and the Company;

  (2)
  reviewed certain internal financial and operating information with respect to the business, operations and prospects of Bats furnished to or discussed with us by the management of

The Board of Directors
CBOE Holdings, Inc.

    Bats, including certain financial forecasts relating to Bats prepared by the management of Bats (such forecasts, the "Bats Forecasts");

  (3)
  reviewed certain financial forecasts relating to Bats prepared by the management of the Company (the "Company-Bats Forecasts") and discussed with the management of the Company its assessments as to the relative likelihood of achieving the future financial results reflected in the Bats Forecasts and the Company-Bats Forecasts;

  (4)
  reviewed certain internal financial and operating information with respect to the business, operations and prospects of the Company furnished to or discussed with us by the management of the Company, including certain financial forecasts relating to the Company prepared by the management of the Company (such forecasts, the "Company Forecasts");

  (5)
  reviewed certain estimates as to the amount and timing of cost savings (collectively, the "Cost Savings") anticipated by the management of the Company to result from the Transaction;

  (6)
  discussed the past and current business, operations, financial condition and prospects of Bats with members of senior managements of Bats and the Company, and discussed the past and current business, operations, financial condition and prospects of the Company with members of senior management of the Company;

  (7)
  discussed with the management of the Company its assessments as to the technology of Bats, including the validity of, risks associated with, and the integration by the Company of, such technology;

  (8)
  reviewed the potential pro forma financial impact of the Transaction on the future financial performance of the Company, including the potential effect on the Company's estimated earnings per share;

  (9)
  reviewed the trading histories for Bats Voting Common Stock and the Company Common Stock and a comparison of such trading histories with each other and with the trading histories of other companies we deemed relevant;

  (10)
  compared certain financial and stock market information of Bats and the Company with similar information of other companies we deemed relevant;

  (11)
  compared certain financial terms of the Transaction to financial terms, to the extent publicly available, of other transactions we deemed relevant;

  (12)
  reviewed the relative financial contributions of Bats and the Company to the future financial performance of the combined company on a pro forma basis;

  (13)
  reviewed a draft, dated September 25, 2016, of the Agreement (the "Draft Agreement"); and

  (14)
  performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

The Board of Directors
CBOE Holdings, Inc.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the managements of the Company and Bats that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Bats Forecasts, we have been advised by Bats, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Bats as to the future financial performance of Bats. With respect to the Company-Bats Forecasts, the Company Forecasts and the Cost Savings, we have assumed, at the direction of the Company, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of Bats and the Company and the other matters covered thereby and, based on the assessments of the management of the Company as to the relative likelihood of achieving the future financial results reflected in the Bats Forecasts and the Company-Bats Forecasts, we have relied, at the direction of the Company, on the Company-Bats Forecasts for purposes of our opinion. We also have relied, at the direction of the Company, on the assessments of management of the Company as to the Company's ability to achieve the Cost Savings and have been advised by the Company that the Company expects, and we have assumed, that the Cost Savings will be realized in the amounts and at the times projected thereby. We also have relied, at the direction of the Company, upon the assessments of the management of the Company as to the technology of Bats, including the validity of, risks associated with, and the integration by the Company of, such technology. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Bats or the Company, nor have we made any physical inspection of the properties or assets of Bats or the Company and we have assumed, with the consent of the Company, that there are no material undisclosed liabilities of or relating to Bats for which appropriate reserves, indemnification arrangements or other provisions have not been made. We have not evaluated the solvency or fair value of Bats or the Company under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed, at the direction of the Company, that the Transaction will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on Bats, the Company or the contemplated benefits of the Transaction. We also have assumed, at the direction of the Company, that the Transaction will qualify for federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended. We also have assumed, at the direction of the Company, that the final executed Agreement will not differ in any material respect from the Draft Agreement reviewed by us.

We express no view or opinion as to any terms or other aspects or implications of the Transaction (other than the Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Transaction, the form or structure of, or any adjustments to, the

The Board of Directors
CBOE Holdings, Inc.

Consideration, any election, proration or allocation procedures set forth in the Agreement, or any terms, aspects or implications of any other arrangements, agreements or understandings entered into in connection with the Transaction or otherwise. Our opinion is limited to the fairness, from a financial point of view, to the Company of the Consideration to be paid in the Transaction and no opinion or view is expressed with respect to any consideration received in connection with the Transaction by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Transaction, or class of such persons, relative to the Consideration or otherwise. Furthermore, no opinion or view is expressed as to the relative merits of the Transaction in comparison to other strategies or transactions that might be available to the Company or in which the Company might engage or as to the underlying business decision of the Company to proceed with or effect the Transaction. We also are not expressing any view or opinion with respect to, and have relied, with the consent of the Company, upon the assessments of representatives of the Company regarding, legal, regulatory, accounting, tax and similar matters relating to the Company, Bats and the Transaction (including the contemplated benefits thereof) as to which we understand that the Company obtained such advice as it deemed necessary from qualified professionals. We further are not expressing any opinion as to what the value of the Company Common Stock actually will be when issued or the prices at which the Company Common Stock or Bats Voting Common Stock will trade at any time, including following announcement or consummation of the Transaction. In addition, we express no opinion or recommendation as to how any stockholder should vote or act in connection with the Transaction or any related matter.

We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon the delivery of this opinion and a significant portion of which is contingent upon consummation of the Transaction. We and certain of our affiliates are participating in the financing for the Transaction, for which services we and our affiliates will receive significant compensation, including acting as arranger, bookrunner and administrative agent for, and as a lender under, a senior credit facility for the Transaction. In addition, the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of the Company, Bats and certain of their respective affiliates.

We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to the Company and certain of its

The Board of Directors
CBOE Holdings, Inc.

affiliates, and have received or in the future may receive compensation for the rendering of these services, including (i) having provided or providing certain derivatives and other trading services to the Company and/or certain of its affiliates, (ii) having acted or acting as an agent for a share repurchase program of the Company and (iii) having provided or providing certain treasury management products and services to the Company and/or certain of its affiliates. In addition, we and/or certain of our affiliates have maintained, currently are maintaining, and in the future may maintain, significant commercial (including vendor and/or customer) relationships with the Company and/or certain of its affiliates. A managing director of ours who is assisting the deal team acting as financial advisor to the Company in connection with the Transaction also is a member of the Company's advisory committee and a former member of the Company's board of directors.

In addition, we and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Bats and certain of its affiliates, and have received or in the future may receive compensation for the rendering of these services, including (i) having acted as financial advisor to Direct Edge Holdings LLC ("Direct Edge"), a current affiliate of Bats, in connection with Bats' acquisition of Direct Edge, (ii) having acted or acting as a bookrunner and underwriter for an equity offering of Bats, (iii) having acted or acting as an administrative agent, bookrunner and arranger for, and/or as a lender under, certain credit facilities and other credit arrangements of Bats and/or certain of its affiliates and (iv) having provided or providing certain derivatives, foreign exchange and other trading services to Bats and/or certain of its affiliates. In addition, we and/or certain of our affiliates have maintained, currently are maintaining, and in the future may maintain, significant commercial (including vendor and/or customer) relationships with Bats and/or certain of its affiliates. A managing director of ours who is assisting the deal team acting as financial advisor to the Company in connection with the Transaction also is a member of an advisory board of Bats, and another employee of ours is a board observer with respect to an affiliate of Bats.

It is understood that this letter is for the benefit and use of the Board of Directors of the Company (in its capacity as such) in connection with and for purposes of its evaluation of the Transaction.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by a fairness opinion review committee of Merrill Lynch, Pierce, Fenner & Smith Incorporated.

The Board of Directors
CBOE Holdings, Inc.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Consideration to be paid by the Company in the Transaction is fair, from a financial point of view, to the Company.

Very truly yours,

/s/ Merrill Lynch, Pierce, Fenner & Smith Incorporated

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

Annex C

September 25, 2016

CBOE Holdings, Inc.
400 South LaSalle Street
Chicago, Illinois 60605

Attention: Board of Directors

Ladies and Gentlemen:

        We understand that CBOE Holdings, Inc. ("CBOE") proposes to enter into an Agreement and Plan of Merger dated as of September 25, 2016 (the "Merger Agreement"). The Merger Agreement provides, among other things, that CBOE Corporation, a Delaware corporation and a wholly owned subsidiary of CBOE ("Merger Sub"), will merge with and into Bats Global Markets, Inc., a Delaware corporation (the "Company"), with the Company being the surviving corporation in the merger (the "Merger"), and immediately following the Merger, the Company will merge with and into CBOE V, LLC, a Delaware limited liability company and a wholly owned subsidiary of CBOE ("Merger LLC"), with Merger LLC being the surviving entity in the merger (such merger, together with the Merger, the "Transaction").

        In the Merger, each issued and outstanding share of voting common stock of the Company, par value $0.01 per share (the "Company Voting Common Stock"), and each issued and outstanding share of non-voting common stock of the Company, par value $0.01 per share (together with the Company Voting Common Stock, the "Company Common Stock"), other than any shares of Company Common Stock owned by CBOE or any of its subsidiaries or the Company or any of its subsidiaries and other than Appraisal Shares (as defined in the Merger Agreement), shall be converted into the right to receive, at the election of the holder thereof and subject in certain circumstances to proration and adjustment as set forth in the Merger Agreement, (i) the combination (the "Mixed Consideration") of $10.00 in cash (the "Per Share Cash Amount") and 0.3201 of a share of common stock, par value $0.01 per share (the "CBOE Common Stock") of CBOE (the "Mixed Election Stock Exchange Ratio"), (ii) an amount of cash, without interest, equal to the sum of (A) the Per Share Cash Amount plus (B) the product of (x) the Mixed Election Stock Exchange Ratio multiplied by (y) the Closing Volume-Weighted Average Price (as defined in the Merger Agreement) (the "Per Share Cash Election Consideration"), or (iii) a number of shares of CBOE Common Stock equal to the sum of (A) the Mixed Election Stock Exchange Ratio plus (B) the quotient of (x) the Per Share Cash Amount, divided by (y) the Closing Volume-Weighted Average Price (together with the Mixed Consideration and the Per Share Cash Election Consideration the "Merger Consideration"). The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

        You have asked for our opinion as to whether the Merger Consideration to be paid and issued by CBOE in the Transaction, taken in the aggregate, is fair to CBOE from a financial point of view.

        In connection with the opinion set forth herein, we have:

  1.
  Reviewed certain business and audited and unaudited financial information, and other operating data, regarding CBOE and the Company;

  2.
  Reviewed certain financial projections relating to the Company prepared by the management of the Company (the "Company Projections") and discussed with the management of the Company its assessment as to the relative likelihood of achieving the Company Projections;

  3.
  Reviewed the Company Projections as adjusted by the management of CBOE based on its judgment (the "Adjusted Company Projections") and discussed with the management of CBOE its assessment as to the relative likelihood of achieving the Adjusted Company Projections;

  4.
  Reviewed certain financial projections relating to CBOE prepared by the management of CBOE (the "CBOE Projections") and discussed with the management of CBOE its assessment as to the relative likelihood of achieving the CBOE Projections;

  5.
  Reviewed certain estimates of the cost savings (the "Cost Synergies") expected to be realized after the Company is acquired and is integrated with certain operations of CBOE and discussed with the management of CBOE and the Company their respective assessments as to the relative likelihood of achieving the Cost Synergies. We have also reviewed a copy of the report prepared by Oliver Wyman with respect to the Cost Synergies;

  6.
  Discussed the past and current business, operations, financial condition and prospects of the Company with members of senior management of the Company, and discussed the past and current business, operations, financial condition and prospects of CBOE, including after giving effect to the Transaction and the strategic benefits anticipated by the management of CBOE to result therefrom, with members of senior management of CBOE;

  7.
  Reviewed the recent stock price performance of the CBOE Common Stock and the Company Voting Common Stock and a comparison of such stock price performance with each other and with the stock price performance of certain other comparable companies, the securities of which are publicly traded;

  8.
  Reviewed the anticipated pro forma impact of the Transaction on CBOE's earnings per share, capitalization and financial ratios;

  9.
  Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

  10.
  Compared the financial performance of CBOE and the Company and the prices and trading activity of the CBOE Common Stock and the Company Voting Common Stock with that of certain other publicly traded companies comparable with CBOE and the Company, respectively, and their securities;

  11.
  Reviewed a draft of the Merger Agreement dated September 25, 2016 (the "Draft Agreement") and certain related documents; and

  12.
  Performed such other analyses and considered such other factors as we have deemed appropriate.

        We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by CBOE and the Company, and that formed a substantial basis for this opinion. We have further relied upon assurances of the management of CBOE and management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading and that there has not occurred any material change in the assets, financial condition, results of operations, business or prospects of CBOE or the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, relating to CBOE or the Company, respectively, made available to us.

        We have assumed, in all cases at your direction and with your consent, that:

  1.
  The final executed Merger Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement;

  2.
  The Company Projections have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company on a standalone basis, and the Adjusted Company Projections have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of CBOE of the future financial performance of the Company on a standalone basis;

  3.
  The CBOE Projections and the Cost Synergies have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of CBOE of the future financial performance of CBOE, on a standalone basis and following the acquisition of the Company, respectively;

  4.
  The Transaction will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions in any manner that would be material to our opinion;

  5.
  The revenues and earnings projected in the CBOE Projections (and, following the acquisition by CBOE, the revenues and earnings projected in the Adjusted Company Projections) and the Cost Synergies will be realized in the amounts and at the times projected in all respects material to our analysis;

  6.
  The Transaction will not result in the assumption or other acquisition of any tax, regulatory or other liabilities (including liabilities of the Company and its subsidiaries) beyond those provided for in the Merger Agreement, the realization of which liabilities provided for in the Merger Agreement you have advised us to assume would not have a material impact on the value of the Company, and the rate of taxation applied to certain earnings of the Company included in the Company Projections will be experienced as projected following consummation of the Transaction;

  7.
  In connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the Transaction, no delays, limitations, conditions (including any required divestitures) or restrictions will be imposed that would have a material adverse effect on the contemplated benefits (including the Cost Synergies) expected to be derived in the Transaction;

  8.
  The terms of the financing for the Transaction will not differ in any respect material to our analysis from the projected terms of such financing provided to us;

  9.
  The representations and warranties contained in the Merger Agreement are accurate and complete in all respects material to our analysis; and

  10.
  The Transaction will qualify for federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code, as amended.

        We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessments of CBOE and its legal, tax and regulatory advisors with respect to legal, tax and regulatory matters.

        We have not made any independent valuation or appraisal of CBOE or the Company or their respective assets or liabilities, nor have we relied upon any such valuations or appraisals furnished to us. In arriving at our opinion, we have not conducted a physical inspection of CBOE, the Company or their respective assets. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof (which includes our assumption with your consent that the last day of the applicable period contemplated by the definition of Closing Volume-Weighted Average Price in the Merger Agreement is the second full trading day prior to the date hereof). Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion. Without limiting the generality of the foregoing, this opinion does not in any manner address the prices at which the CBOE Common Stock will trade after the announcement or consummation of the Transaction or at any other time.

        We have acted as financial advisor to CBOE in connection with the Transaction and will receive a fee for rendering this opinion and a fee for our services, which fee for our services is contingent upon consummation of the Transaction. In addition, CBOE has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. In the two years prior to the date hereof, we have not provided services to the Company or to CBOE for which compensation was received. We may seek to provide financial advisory and other services to CBOE or the Company in the future and would expect to receive fees for rendering those services.

        This opinion has been approved by a committee of Broadhaven Capital Partners in accordance with our customary practice. This opinion does not constitute a recommendation as to how any stockholder should vote with respect to the Transaction or any other matter. We have not been requested to opine as to, and our opinion does not in any manner address, the underlying business decision by CBOE to proceed with or effect the Transaction or the likelihood of consummation of the Transaction. Our opinion does not address the relative merits of the Transaction as compared to any other transaction or business strategy in which CBOE might engage. This opinion does not address the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Transaction, or any such class of persons, relative to the Merger Consideration. This opinion is for the information of the Board of Directors of CBOE only and, subject to the terms and conditions of the engagement letter between Broadhaven Securities, LLC and CBOE, this opinion may not be used for any other purpose, quoted or referred to orally or in writing, or reproduced or disseminated, by CBOE or its agents, without our prior written consent, except that a copy of the opinion may be included in its entirety, if required by applicable law, in any filing made by CBOE in respect of the Transaction with the Securities and Exchange Commission.

        Based on and subject to the foregoing, including the various assumptions, limitations and qualifications set forth herein, we are of the opinion that, as of the date hereof, that the Merger Consideration to be paid and issued by CBOE in the Transaction, taken in the aggregate, is fair to CBOE from a financial point of view.

Very truly yours,
/s/ Broadhaven Capital Partners, LLC
Broadhaven Capital Partners

Annex D

September 25, 2016

Board of Directors
Bats Global Markets, Inc.
8050 Marshall Drive, Suite 120
Lenexa, KS 66214

Members of the Board of Directors:

        We understand that Bats Global Markets, Inc. (the "Company") intends to enter into a transaction (the "Proposed Transaction") with CBOE Holdings, Inc., a Delaware corporation ("CBOE"), CBOE Corporation, a Delaware corporation and a wholly owned subsidiary of CBOE ("Merger Sub"), and CBOE V, LLC, a Delaware limited liability company and a wholly owned subsidiary of CBOE ("Merger LLC"), pursuant to which: (i) Merger Sub will be merged with and into the Company (the "Merger") with the Company as the surviving corporation (the "Surviving Corporation"); (ii) each issued and outstanding share of voting common stock of the Company, par value $0.01 per share (the "Voting Company Common Stock"), and each issued and outstanding share of non-voting common stock of the Company, par value $0.01 per share (the "Non-Voting Company Common Stock" and, together with the Voting Company Common Stock, the "Company Common Stock") (other than any shares of Company Common Stock owned directly or indirectly by CBOE and its subsidiaries (and other than Appraisal Shares (as defined in the Agreement (as defined below)))) will be converted into the right to receive, at the election of the holder of such share of Company Common Stock, either (a)(1) $10.00 in cash (the "Per Share Cash Amount") and (2) 0.3201 of a share (the "Mixed Election Stock Exchange Ratio") of the common stock of CBOE, par value $0.01 per share (the "CBOE Common Stock"), (b) the Per Share Cash Election Consideration (as defined in the Agreement) in cash without interest, or (c) a number of shares of CBOE Common Stock equal to the Mixed Election Stock Exchange Ratio plus the quotient (rounded to four decimal places) of (x) the Per Share Cash Amount, divided by (y) the Closing Volume-Weighted Average Price (as defined in the Agreement) (the "Exchange Ratio" and, the CBOE Common Stock to be issued in the aggregate to holders of Company Common Stock pursuant to the Agreement, together with the aggregate amount of cash to be paid to holders of Company Common Stock pursuant to the Agreement, the "Merger Consideration"), subject to certain adjustments, limitations and procedures set forth in the Agreement, as to which adjustments, limitations and procedures we express no opinion; and (iii) immediately following the Merger, CBOE will cause the Surviving Corporation in the Merger to merge with and into Merger LLC with Merger LLC continuing as the surviving entity. The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger among CBOE, Merger Sub, Merger LLC and the Company (the "Agreement"). The summary of the Proposed Transaction set forth above is qualified in its entirety by the terms of the Agreement.

        We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company's stockholders of the Merger Consideration to be offered to such stockholders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the Proposed Transaction or the likelihood of consummation of the Proposed Transaction. In addition, we express no opinion on, and our opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Proposed Transaction, or any class of such persons, relative to the

Merger Consideration to be offered to the stockholders of the Company in the Proposed Transaction. Our opinion does not address the relative merits of the Proposed Transaction as compared to any other transaction or business strategy in which the Company might engage.

        In arriving at our opinion, we reviewed and analyzed: (1) a draft of the Agreement, dated as of September 25, 2016, and the specific terms of the Proposed Transaction; (2) publicly available information concerning the Company that we believe to be relevant to our analysis, including the Company's Registration Statement on Form S-1, including the preliminary prospectus contained therein dated April 14, 2016, and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2016 and June 30, 2016; (3) publicly available information concerning CBOE that we believe to be relevant to our analysis, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2016 and June 30, 2016; (4) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including financial projections of the Company prepared by management of the Company (the "Company Projections"); (5) financial and operating information with respect to the business, operations and prospects of CBOE furnished to us by CBOE, including financial projections of CBOE prepared by management of CBOE (the "CBOE Projections"); (6) financial and operating information with respect to the business, operations and prospects of CBOE furnished to us by the Company, including the CBOE Projections as adjusted by management of the Company (the "Adjusted CBOE Projections"); (7) the pro forma impact of the Proposed Transaction on the future financial performance of the combined company, including cost savings, operating synergies and other strategic benefits expected by the management of the Company and CBOE to result from a combination of the businesses (the "Expected Synergies"); (8) a trading history of the Company Common Stock from April 15, 2016 to September 23, 2016, and a trading history of CBOE Common Stock from June 15, 2010 to September 23, 2016, and a comparison of that trading history with those of other companies that we deemed relevant; (9) a comparison of the historical financial results and present financial condition of the Company and CBOE with each other and with those of other companies that we deemed relevant; (10) published estimates of independent research analysts with respect to the future financial performance and price targets of the Company and CBOE; and (11) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant. In addition, we have had discussions with the managements of the Company and CBOE concerning CBOE's business, operations, assets, liabilities, financial condition and prospects, and have had discussions with the management of the Company concerning the Company's business, operations, assets, liabilities, financial condition and prospects, and have undertaken such other studies, analyses and investigations as we deemed appropriate.

        In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information) and have further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Company Projections, upon the advice of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. With respect to the CBOE Projections, upon the advice of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of CBOE as to the future financial performance of

CBOE. With respect to the Adjusted CBOE Projections, upon the advice of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of CBOE and, based upon the assessments of Company management as to the relative likelihood of CBOE achieving the future financial results reflected in the CBOE Projections and the Adjusted CBOE Projections, we have relied, at the direction of the Company, on the Adjusted CBOE Projections for purposes of our analysis and opinion. In addition, upon the advice of the Company, we have assumed that the amounts and timing of the Expected Synergies are reasonable and that the Expected Synergies will be realized in accordance with such estimates. We assume no responsibility for and we express no view as to any such projections or estimates or the assumptions on which they are based. We have assumed that the Proposed Transaction will qualify for U.S. federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company or CBOE and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company or CBOE. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. We assume no responsibility for updating or revising our opinion based on events or circumstances that may occur after the date of this letter. We express no opinion as to the prices at which shares of Company Common Stock or shares of CBOE Common Stock would trade following the announcement or consummation of the Proposed Transaction. Our opinion should not be viewed as providing any assurance that the market value of the shares of CBOE Common Stock to be held by the stockholders of the Company after the consummation of the Proposed Transaction will be in excess of the market value of shares of Company Common Stock owned by such stockholders at any time prior to the announcement or consummation of the Proposed Transaction.

        We have assumed that the executed Agreement will conform in all material respects to the last draft reviewed by us. In addition, we have assumed the accuracy of the representations and warranties contained in the Agreement. We have also assumed, upon the advice of the Company, that all material governmental, regulatory and third party approvals, consents and releases for the Proposed Transaction will be obtained within the constraints contemplated by the Agreement and that the Proposed Transaction will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. We do not express any opinion as to any tax or other consequences that might result from the Proposed Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals.

        Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Merger Consideration to be offered to the stockholders of the Company in the Proposed Transaction is fair to such stockholders.

        We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services a portion of which is payable upon rendering this opinion and a substantial portion of which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. We have performed various investment banking services for the Company in the past, and expect to perform such services in the future, and have received, and expect to receive, customary fees for such services. Specifically, in the past two years, we have performed the following investment banking and financial services: (i) in June 2016, acted as joint bookrunner and joint lead arranger on the Company's refinancing of its $750 million credit facility, and as a lender under the credit facility; and (ii) in April 2016, acted as a co-manager on the Company's initial public offering of 13,300,000 shares.

        Barclays Capital Inc., its subsidiaries and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of our business, we and our affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company and CBOE for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

        This opinion, the issuance of which has been approved by our Fairness Opinion Committee, is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors of the Company in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Proposed Transaction.

Very truly yours,
/s/ BARCLAYS CAPITAL INC.
BARCLAYS CAPITAL INC.

Annex E

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

Section 262. Appraisal rights.

        (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

          (1)   Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

          (2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

            a.     Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

            b.     Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

            c.     Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

            d.     Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

          (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

          (4)   In the event of an amendment to a corporation's certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word "amendment" substituted for the words "merger or consolidation," and the word "corporation" substituted for the words "constituent corporation" and/or "surviving or resulting corporation."

        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

          (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)   If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

        (h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Directors and Officers

        The following is a description of the general effect of the General Corporation Law of the State of Delaware (the "DGCL"), the CBOE Holdings, Inc. ("CBOE Holdings") Second Restated Certificate of Incorporation (the "CBOE Holdings charter") and certain contracts under which directors or officers of CBOE Holdings may be insured or indemnified against liability which such directors or officers may incur in such capacity or entitled to have expenses incurred in defending against a proceeding seeking to hold such directors or officers so liable reimbursed in advance of the final disposition of such proceeding.

        Pursuant to Section 145 of the DGCL, a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than a derivative action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or serving at the request of such corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of such corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

        The DGCL also permits indemnification by a corporation under similar circumstances for expenses (including attorneys' fees) actually and reasonably incurred by such persons in connection with the defense or settlement of a derivative action or suit, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to such corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that such person is fairly and reasonably entitled to indemnity for such expenses that such court shall deem proper.

        To the extent a present or former director or officer is successful in the defense of such an action, suit or proceeding referenced above, or in defense of any claim, issue or matter therein, a corporation is required by the DGCL to indemnify such person for actual and reasonable expenses incurred in connection therewith. Expenses (including attorneys' fees) incurred by such persons in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding upon, in the case of a current officer or director, receipt of an undertaking by or on behalf of such person to repay such amount if it is ultimately determined that such person is not entitled to be so indemnified.

        The DGCL provides that the indemnification described above shall not be deemed exclusive of other indemnification that may be granted by a corporation pursuant to its bylaws, disinterested directors' vote, stockholders' vote, agreement or otherwise.

        Section 102(b)(7) of the DGCL enables a corporation, in its certificate of incorporation or an amendment thereto, to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for violations of the directors' fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit. The CBOE Holdings charter provides for such limitations on liability for its directors.

        The DGCL also provides corporations with the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation in a similar capacity for another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability as described above. CBOE Holdings currently maintains liability insurance for its directors and officers. Such insurance is available to its directors and officers in accordance with its terms.

        The CBOE Holdings charter requires CBOE Holdings to indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a "covered person") who was or is made or is threatened to be made a party or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding") by reason of the fact that he or she is or was a director, officer or member of a committee of CBOE Holdings, or, while a director or officer of CBOE Holdings, is or was serving at the request of CBOE Holdings as a director or officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees), judgment, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with a proceeding. Notwithstanding the foregoing, CBOE Holdings is required to indemnify a covered person in connection with a proceeding (or part thereof) commenced by such covered person only if (i) the commencement of such proceeding (or part thereof) by such covered person was authorized in the specific case by the CBOE Holdings board of directors or (ii) the proceeding was initiated by a covered person to recover requested indemnification or advancement of expenses provided by the CBOE Holdings charter that CBOE Holdings has not paid.

        In addition, under the CBOE Holdings charter, CBOE Holdings is obligated to, to the extent not prohibited by law, pay the expenses (including attorneys' fees) incurred by a covered person in defending a proceeding in advance of the final disposition of such proceeding. However, CBOE Holdings is not required to advance any expenses to a person against whom CBOE Holdings directly brings an action, suit or proceeding alleging that such person (i) committed an act or omission not in good faith or (ii) committed an act of intentional misconduct or a knowing violation of law. Additionally, an advancement of expenses incurred by a covered person shall be made only upon delivery to CBOE Holdings of an undertaking, by or on behalf of such covered person, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal or otherwise in accordance with Delaware law that such covered person is not entitled to be indemnified for such expenses.

        The CBOE Holdings charter provides that if a claim for indemnification (following the final disposition) or advancement of expenses under the CBOE Holdings charter is not paid in full within 30 days after a written claim therefor by the covered person has been received by CBOE Holdings, the covered person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any such action CBOE Holdings shall have the burden of proving that the covered person is not entitled to the requested indemnification or advancement of expenses under applicable law.

        Finally, CBOE Holdings has entered into a Director Indemnification Agreement with each of its directors (the "Indemnification Agreement"). In general, the Indemnification Agreement provides that

CBOE Holdings will indemnify the director, to the fullest extent permitted by applicable law, against all expenses, judgments, fines and amounts paid in settlement (including all interest thereon) actually and reasonably incurred in connection with the director's service to, or at the request of, CBOE Holdings. This indemnification is only available if the director acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of CBOE Holdings, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

        Under the Indemnification Agreement, no indemnification shall be made in respect of any claim, issue or matter as to which the director is judged liable to CBOE Holdings unless the Delaware Court of Chancery determines that the director is fairly and reasonably entitled to indemnity for such expenses. In addition, the Indemnification Agreement specifies those other matters for which CBOE Holdings shall not be obligated to make any indemnity, including with respect to any amount paid in settlement absent prior written consent to such settlement by CBOE Holdings and amounts otherwise indemnifiable under any insurance policy or similar agreement.

        In addition and subject to certain limitations, the Indemnification Agreement provides for the advancement of expenses incurred by the director in connection with any proceeding covered by the Indemnification Agreement to the extent not prohibited by law. In order to obtain such advancement of expenses, the director must provide CBOE Holdings with an undertaking to repay all amounts if it is ultimately determined that the director is not entitled to indemnification for such expenses.

        The Indemnification Agreement does not exclude any other rights to indemnification or advancement of expenses to which the director may be entitled, including any rights arising under applicable law, the CBOE Holdings charter and bylaws, any other agreement, vote of stockholders or resolution of directors, or otherwise.

        The foregoing statements are subject to the detailed provisions of the DGCL, the full text of the CBOE Holdings charter, which is filed as Exhibit 3.1 hereto, and the Indemnification Agreement, which is filed as Exhibit 10.4 hereto.

Item 21.    Exhibits and Financial Statement Schedules

  (a)
  Exhibits

Exhibit Number		Description
2.1	†	Agreement and Plan of Merger, dated as of September 25, 2016, by and among CBOE Holdings, Inc., CBOE Corporation, CBOE V, LLC and Bats Global Markets, Inc., incorporated by reference to Exhibit 2.1 to the CBOE Holdings' Current Report on Form 8-K (File No. 001-34774) filed on September 28, 2016

3.1		Second Restated Certificate of Incorporation of CBOE Holdings, Inc., incorporated by reference to Exhibit 3.1 to CBOE Holdings' Annual Report on Form 10-K (File No. 001-34774) for the year ended December 31, 2015

3.2		Third Amended and Restated Bylaws of CBOE Holdings, Inc., incorporated by reference to Exhibit 3.1 CBOE Holdings' Current Report on Form 8-K (File No. 001-34774) filed on November 25, 2015

5.1	**	Opinion of Sidley Austin LLP regarding the validity of the securities being issued

8.1		Opinion of Sidley Austin LLP as to certain federal income tax matters

8.2		Opinion of Davis Polk & Wardwell LLP as to certain federal income tax matters

Exhibit Number		Description
10.1		Debt Commitment Letter, dated as of September 25, 2016, by and among CBOE Holdings, Inc., Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, incorporated by reference to Exhibit 10.1 to CBOE Holdings' Quarterly Report on Form 10-Q (File No. 001-34774) filed on November 8, 2016

10.2		Form of Voting and Support Agreement between CBOE Holdings, Inc. and the directors and executive officers of Bats Global Markets, Inc., incorporated by reference to Exhibit 10.2 to CBOE Holdings' Current Report on Form 8-K (File No. 001-34774) filed on September 28, 2016

10.3		Form of Voting and Support Agreement between Bats Global Markets, Inc. and the directors and executive officers of CBOE Holdings, Inc., incorporated by reference to Exhibit 10.3 to CBOE Holdings' Current Report on Form 8-K (File No. 001-34774) filed on September 28, 2016

10.4		Form of Director Indemnification Agreement, incorporated by reference to Exhibit 10.1 to CBOE Holdings' Current Report on Form 8-K (File No. 001-34774) filed on December 20, 2010

21.1	**	Subsidiaries of CBOE Holdings, Inc.

23.1		Consent of Deloitte & Touche LLP

23.2		Consent of KPMG LLP

23.3	**	Consent of Sidley Austin LLP (included in Exhibit 5.1)

23.4		Consent of Sidley Austin LLP (included in Exhibit 8.1)

23.5		Consent of Davis Polk & Wardwell LLP (included in Exhibit 8.2)

24.1	**	Power of Attorney (included on signature page)

99.1		Form of Proxy Card of CBOE Holdings, Inc.

99.2		Form of Proxy Card of Bats Global Markets, Inc.

99.3	**	Consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated

99.4	**	Consent of Broadhaven Capital Partners, LLC

99.5		Consent of Barclays Capital Inc.

99.6	**	Form of Certificate of Election

†
Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the Securities and Exchange Commission upon request

**
Previously filed

Item 22.    Undertakings

  (a)
  The undersigned Registrant hereby undertakes:

  (1)
  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

  (i)
  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

      (ii)
      To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

      (iii)
      To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    (2)
    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3)
    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (4)
    That, for the purpose of determining liability under the Securities Act of 1933 to any purchase, if the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

  (b)
  The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (c)
  The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

  (d)
  The Registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (c) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (e)
  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

  (f)
  The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first-class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

  (g)
  The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

  (h)
  The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

  (i)
  The undersigned Registrant hereby undertakes that, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned Registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

  (i)
  Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

    (ii)
    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

    (iii)
    The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

    (iv)
    Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, CBOE Holdings, Inc. has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on the 6th day of December 2016.

CBOE HOLDINGS, INC.
By:	/s/ EDWARD T. TILLY
	Name:	Edward T. Tilly
	Title:	Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ EDWARD T. TILLY Edward T. Tilly	Chief Executive Officer and Director (Principal Executive Officer)	December 6, 2016
/s/ ALAN J. DEAN Alan J. Dean	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)	December 6, 2016
/s/ DAVID S. REYNOLDS David S. Reynolds	Vice President and Chief Accounting Officer (Principal Accounting Officer)	December 6, 2016
* William J. Brodsky	Chairman	December 6, 2016

Signature		Title	Date

* James R. Boris		Director	December 6, 2016
* Frank E. English, Jr.		Director	December 6, 2016
* William M. Farrow III		Director	December 6, 2016
* Edward J. Fitzpatrick		Director	December 6, 2016
* Janet P. Froetscher		Director	December 6, 2016
* Jill R. Goodman		Director	December 6, 2016
* R. Eden Martin		Director	December 6, 2016
* Roderick A. Palmore		Director	December 6, 2016
* Susan M. Phillips		Director	December 6, 2016
* Samuel K. Skinner		Director	December 6, 2016
* Carole E. Stone		Director	December 6, 2016
* Eugene S. Sunshine		Director	December 6, 2016
*By:	/s/ EDWARD T. TILLY Edward T. Tilly Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number		Description
2.1	†	Agreement and Plan of Merger, dated as of September 25, 2016, by and among CBOE Holdings, Inc., CBOE Corporation, CBOE V, LLC and Bats Global Markets, Inc., incorporated by reference to Exhibit 2.1 to the CBOE Holdings' Current Report on Form 8-K (File No. 001-34774) filed on September 28, 2016

3.1		Second Restated Certificate of Incorporation of CBOE Holdings, Inc., incorporated by reference to Exhibit 3.1 to CBOE Holdings' Annual Report on Form 10-K (File No. 001-34774) for the year ended December 31, 2015

3.2		Third Amended and Restated Bylaws of CBOE Holdings, Inc., incorporated by reference to Exhibit 3.1 CBOE Holdings' Current Report on Form 8-K (File No. 001-34774) filed on November 25, 2015

5.1	**	Opinion of Sidley Austin LLP regarding the validity of the securities being issued

8.1		Opinion of Sidley Austin LLP as to certain federal income tax matters

8.2		Opinion of Davis Polk & Wardwell LLP as to certain federal income tax matters

10.1		Debt Commitment Letter, dated as of September 25, 2016, by and among CBOE Holdings, Inc., Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, incorporated by reference to Exhibit 10.1 to CBOE Holdings' Quarterly Report on Form 10-Q (File No. 001-34774) filed on November 8, 2016

10.2		Form of Voting and Support Agreement between CBOE Holdings, Inc. and the directors and executive officers of Bats Global Markets, Inc., incorporated by reference to Exhibit 10.2 to CBOE Holdings' Current Report on Form 8-K (File No. 001-34774) filed on September 28, 2016

10.3		Form of Voting and Support Agreement between Bats Global Markets, Inc. and the directors and executive officers of CBOE Holdings, Inc., incorporated by reference to Exhibit 10.3 to CBOE Holdings' Current Report on Form 8-K (File No. 001-34774) filed on September 28, 2016

10.4		Form of Director Indemnification Agreement, incorporated by reference to Exhibit 10.1 to CBOE Holdings' Current Report on Form 8-K (File No. 001-34774) filed on December 20, 2010

21.1	**	Subsidiaries of CBOE Holdings, Inc.

23.1		Consent of Deloitte & Touche LLP

23.2		Consent of KPMG LLP

23.3	**	Consent of Sidley Austin LLP (included in Exhibit 5.1)

23.4		Consent of Sidley Austin LLP (included in Exhibit 8.1)

23.5		Consent of Davis Polk & Wardwell LLP (included in Exhibit 8.2)

24.1	**	Power of Attorney (included on signature page)

99.1		Form of Proxy Card of CBOE Holdings, Inc.

99.2		Form of Proxy Card of Bats Global Markets, Inc.

99.3	**	Consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated

Exhibit Number		Description
99.4	**	Consent of Broadhaven Capital Partners, LLC

99.5		Consent of Barclays Capital Inc.

99.6	**	Form of Certificate of Election

†
Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the Securities and Exchange Commission upon request

**
Previously filed